Exhibit 99.1

Notice of Annual and Special Meeting of Shareholders

AND

Management Information Circular

with respect to annual meeting matters and a

Plan of Arrangement

INVOLVING FIRSTSERVICE CORPORATION, ITS SHAREHOLDERS,

NEW FSV CORPORATION, FSV HOLDCO ULC AND

FIRSTSERVICE COMMERCIAL REAL ESTATE SERVICES INC.

AND RESULTING IN

THE SEPARATION OF FIRSTSERVICE CORPORATION INTO

FirstService Corporation

AND

Colliers International Group Inc.

Tuesday, April 21, 2015

at 4:00 p.m. (Toronto time)

________________________

The Design Exchange, 234 Bay Street

Toronto-Dominion Centre, Toronto, Ontario M5K 1B2

This Notice, Management Information Circular and the accompanying materials require your immediate attention. If you are in doubt as to how to deal with these documents or the matters they refer to, please consult your professional advisors. If you have questions, you may contact our proxy solicitation agent, Kingsdale Shareholder Services., by: (i) telephone, toll-free in North America at 1-866-581-0506 or at 416-867-2272 outside of North America; (ii) facsimile to 416-867-2271 or, toll-free in North America, to 1-866-545-5580; (iii) mail to The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, Canada M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com.

March 16, 2015

Dear Shareholder:

You are invited to attend an annual and special meeting (the "Meeting") of holders of Subordinate Voting Shares ("FirstService Subordinate Voting Shares") and Multiple Voting Shares ("FirstService Multiple Voting Shares") of FirstService Corporation ("FirstService") which will be held at The Design Exchange, 234 Bay Street, Toronto-Dominion Centre, Toronto, Ontario M5K 1B2 on Tuesday, April 21, 2015 at 4:00 p.m. (Toronto time). At the Meeting, you will be asked to consider the matters relating to our usual annual business as outlined in the accompanying Notice of Meeting. You will also be asked to consider the transaction described below.

As we first announced on February 10, 2015, the Board of Directors of FirstService (the "Board") has approved the split of FirstService into two focused services companies – the first being Colliers International Group Inc. ("Colliers"), the commercial real estate services division of FirstService, and the other being "New" FirstService Corporation ("New FSV"), a combination of the residential real estate services and property services divisions of FirstService.

The proposed corporate reorganization will be effected by way of a plan of arrangement (the "Arrangement") under the Business Corporations Act (Ontario). Under the Arrangement, holders of FirstService Subordinate Voting Shares will own one Colliers subordinate voting share and will receive one subordinate voting share of New FSV, for each FirstService Subordinate Voting Share held and holders of FirstService Multiple Voting Shares will own one Colliers multiple voting share and will receive one multiple voting share of New FSV, for each FirstService Multiple Voting Share held. Share certificates will be issued to you representing the applicable shares of New FSV and your existing FirstService share certificates will continue to represent a like number of shares of Colliers until replaced against transfer. At the completion of the Arrangement, existing shareholders of FirstService will own 100% of both New FSV and Colliers. The value of the Colliers and New FSV shares will be set in the marketplace on the Toronto Stock Exchange and The NASDAQ Stock Market.

At the Meeting, you will be asked to pass a special resolution approving the Arrangement as well as an ordinary resolution approving the stock option plan for New FSV.

The proposed corporate reorganization is expected to create two market leaders in their respective industries with the scale and operational strength to compete effectively in their respective markets. The Board approved the proposed corporate reorganization and believes that proceeding with the Arrangement, and thereby creating two leading corporations, will, among other things:

•	provide each with a sharper business and strategic focus;

•	enable each to improve and expand its strategic positioning and growth opportunities;

•	provide shareholders with more focused investments and additional flexibility;

•	provide each of them with independent access to capital;

•	improve the market's ability to evaluate the two businesses; and

•	enable the separate businesses to better attract, retain and motivate key employees.

The Board has reviewed the terms and conditions of the Arrangement and, for the reasons set out in the accompanying Management Information Circular (the "Circular"), has unanimously concluded that the Arrangement is in the best interests of FirstService and is fair and reasonable to FirstService and the holders of FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares, each taken separately as a class.

The Board unanimously recommends that holders of FirstService shares vote FOR the resolutions approving the Arrangement and the New FSV stock option plan at the Meeting. The members of the Board and the executive officers of FirstService have advised that they intend to vote their shares FOR the Arrangement resolution and the New FSV stock option plan resolution, which shares represented, in aggregate, approximately 11.0% of the outstanding FirstService Subordinate Voting Shares and 100% of the outstanding FirstService Multiple Voting Shares, respectively, as of March 16, 2015. These amounts include the shares held, directly or indirectly, by FirstService's Founder and Chief Executive Officer, Jay S. Hennick.

To become effective, the special resolution in respect of the Arrangement must be approved by: (i) not less than 66⅔% of the votes cast at the Meeting by the holders of FirstService Subordinate Voting Shares, voting separately as a class; (ii) not less than 66⅔% of the votes cast at the Meeting by the holders of FirstService Multiple Voting Shares, voting separately as a class; and (iii) not less than a majority of the votes cast at the Meeting by the holders of the FirstService Subordinate Voting Shares, voting separately as a class (other than the votes attaching to FirstService Subordinate Voting Shares held, directly or indirectly, by an "interested party" within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions or otherwise required to be excluded under the requirements of such instrument, an "affiliate" of FirstService, within the meaning of the Securities Act (Ontario), and "control persons" of FirstService, within the meaning of OSC Rule 56-501 – Restricted Shares).

The Arrangement is also subject to the satisfaction of certain other conditions, including the receipt of the approval of the Ontario Superior Court of Justice, an advance income tax ruling from the Canada Revenue Agency and required regulatory approvals from both the Toronto Stock Exchange and The NASDAQ Stock Market. Subject to the receipt of such approvals and the satisfaction or waiver, as applicable, of the other conditions contained in the Arrangement Agreement dated March 11, 2015 among FirstService Corporation, New FSV Corporation, FSV Holdco ULC and FirstService Commercial Real Estate Services Inc., if the special resolution in respect of the Arrangement is approved at the Meeting, it is anticipated that the Arrangement will be completed on or around May 1, 2015.

The Circular provides a detailed description of the Arrangement and the other matters to be considered at the Meeting. You are urged to read this information carefully and, if you require assistance, to consult your own legal, tax, financial or other professional advisor.

Following the custom of past annual meetings, we will also review our business operations and will be answering your questions following the formal part of the Meeting.

Your vote and participation in FirstService's business is important regardless of the number of shares that you own. You have the ability to exercise your vote by telephone, internet, mail, facsimile or by coming to the Meeting in person. Please consult the Circular and the notice of Meeting which, together, contain all of the information you need about the Meeting and how to exercise your vote.

Kingsdale Shareholder Services ("Kingsdale") has been engaged as proxy solicitation agent in connection with the solicitation of proxies with respect to the Arrangement for the Meeting. If you have any questions in regards to the Meeting or require assistance with voting, please contact Kingsdale, by: (i) telephone, toll-free in North America at 1-866-581-0506 or at 416-867-2272 outside of North America; (ii) facsimile to 416-867-2271 or, toll-free in North America, to 1-866-545-5580; (iii) mail to The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, Canada M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com.

On behalf of the Board, management and the employees of FirstService, we would like to thank you for your support of FirstService. We look forward to seeing you at the Meeting.

Sincerely yours,

Peter F. Cohen Chairman	Jay S. Hennick Founder & Chief Executive Officer

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the holders of Subordinate Voting Shares and Multiple Voting Shares (collectively, the "FirstService Shares") of FirstService Corporation ("FirstService") will be held at The Design Exchange, 234 Bay Street, Toronto-Dominion Centre, Toronto, Ontario M5K 1B2 on Tuesday, April 21, 2015, at 4:00 p.m. (Toronto time) for the following purposes:

1.	to receive the audited consolidated financial statements of FirstService for the fiscal year ended December 31, 2014 and the report of the auditors' thereon;

2.	to appoint PricewaterhouseCoopers LLP as independent auditors of FirstService and to authorize the directors to fix their remuneration;

3.	to elect the directors of FirstService for the ensuing year;

4.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving an amendment to the FirstService Stock Option Plan, as amended, to increase the maximum number of Subordinate Voting Shares reserved for issuance pursuant to the exercise of stock options granted thereunder, all as more particularly set forth and described in the accompanying Management Information Circular (the "Circular");

5.	to consider, pursuant to an interim order (the "Interim Order") of the Ontario Superior Court of Justice (the "Court") dated March 13, 2015, and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set out in Appendix "A" to the Circular, approving an arrangement (the "Arrangement") under Section 182 of the Business Corporations Act (Ontario) (the "OBCA") involving FirstService, the holders of FirstService Shares, New FSV Corporation ("New FSV"), FSV Holdco ULC and FirstService Commercial Real Estate Services Inc. pursuant to the plan of arrangement attached as Schedule "A" to Appendix "C" to the accompanying Circular, all as more particularly set forth and described in the accompanying Circular;

6.	if the Arrangement Resolution is passed, to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in Appendix "B" to the accompanying Circular, approving a stock option plan for New FSV (substantially in the form set forth in Appendix "G" to the accompanying Circular); and

7.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Specific details relating to the Arrangement and the other matters to be considered at the Meeting are set forth in the accompanying Circular.

The board of directors of FirstService has fixed the close of business on Friday, March 20, 2015 as the record date for determining holders of FirstService Shares of record who are entitled to receive notice of the Meeting and to attend and vote at the Meeting, or at any adjournment(s) or postponement(s) thereof.

Pursuant to the Interim Order and the provisions of Section 185 of the OBCA (as modified by the Interim Order, the plan of arrangement and/or any other order of the Court), if you are a registered holder of FirstService Shares, you have the right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective and upon strict compliance with the dissent procedures set out in the Circular, to be paid the fair value of your FirstService Shares in accordance with the Interim Order and Section 185 of the OBCA (as modified by the Interim Order, the plan of arrangement and/or any other order of the Court). This right of dissent is described in the Circular. If you fail to comply strictly with the dissent procedures set out in the Circular, you may not be able to exercise your right of dissent. If you are a beneficial owner of FirstService Shares that are registered in the name of a broker, investment dealer, bank, trust company, custodian or other intermediary and wish to dissent, you should be aware that ONLY REGISTERED HOLDERS OF FIRSTSERVICE SHARES ARE ENTITLED TO EXERCISE RIGHTS OF DISSENT. A registered shareholder who holds FirstService Shares for more than one beneficial owner, some of whom wish to exercise dissent rights, must exercise dissent rights on behalf of such holders. A dissenting shareholder may dissent only in respect of all of the FirstService Shares held on behalf of any one beneficial owner and registered in the name of such dissenting shareholder. See "Dissenting Shareholders' Rights" in the Circular.

If you are a registered shareholder and are unable to attend the Meeting in person, please complete, sign, date and return the enclosed form of proxy to TMX Equity Transfer Services, 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1, or by facsimile to 416-595-9593, or complete the form of proxy by such other method as is identified, and pursuant to any instructions contained, in the form of proxy. In order to be valid for use at the Meeting, proxies must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting, either in person or by proxy.

Further information with respect to voting by proxy is included in the accompanying Circular. If you have questions, you may contact our proxy solicitation agent, Kingsdale Shareholder Services, by: (i) telephone, toll-free in North America at 1-866-581-0506 or at 416-867-2272 outside of North America; (ii) facsimile to 416-867-2271 or, toll-free in North America, to 1-866-545-5580; (iii) mail to The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, Canada M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com.

DATED at Toronto, Ontario this 16th day of March, 2015.

By Order of the Board of Directors

DOUGLAS G. COOKE

Corporate Secretary

INFORMATION FOR ALL SHAREHOLDERS	1
INFORMATION FOR UNITED STATES SHAREHOLDERS	2
FORWARD-LOOKING INFORMATION	3
PRESENTATION OF FINANCIAL INFORMATION	4
GLOSSARY OF TERMS	6
SUMMARY	13
THE MEETING	21
Time, Date and Place	21
Record Date for Notice and Shareholders Entitled to Vote	21
Business of the Meeting	21
Voting Options	21
ANNUAL MEETING MATTERS	22
Receipt of Financial Statements	22
Appointment of Auditors	22
Election of Directors	22
Amendment to the FirstService Stock Option Plan	29
Information Relating to Annual Meeting Matters	30
THE ARRANGEMENT	30
Background to the Arrangement	30
Reasons for the Arrangement	32
Recommendation of the Board	34
Fairness Opinion	34
Details of the Arrangement	34
Arrangement Agreement	36
Pre-Arrangement Transactions	39
Plan of Arrangement	39
Delivery of New FSV Share Certificates	44
Treatment of Debt Securities and Credit Facilities	44
Treatment of Certain FirstService Employees and Benefit Plans	45
Directors' and Officers' Liability Insurance	49
Transitional Services and Separation Agreement	49
Standstill Agreement	51
Intention of Directors and Executive Officers	51
Expenses of the Arrangement	51
CERTAIN LEGAL AND REGULATORY MATTERS	51
Completion of the Arrangement	51
Timing	52
Shareholder Approval	52
Court Approval	52
Stock Exchange Listings	53
Trading of Shares on the TSX and Nasdaq	53
Canadian Securities Law Matters	55
United States Securities Laws Matters	60
Tax Ruling and Opinion	61
DISSENTING SHAREHOLDERS' RIGHTS	62
INFORMATION CONCERNING FIRSTSERVICE PRE-ARRANGEMENT	64
Corporate Structure	64
Description of the Business	65
Summary Financial Information	71
Directors and Executive Officers	72
Share Capital	72
Dividend Policy	73
Trading Price and Volume	74
Prior Sales of FirstService Shares	74
Principal Holders of FirstService Shares	74
Certain Rights of Holders of FirstService Subordinate Voting Shares	75
Interest of Informed Persons in Material Transactions	76
Normal Course Issuer Bid	76
Indebtedness of Directors and Officers	77
Interest of Directors and Officers in Matters to be Acted Upon	77
Board Committees	77
Insurance	78
Documents Incorporated by Reference	78
INFORMATION CONCERNING COLLIERS POST-ARRANGEMENT	78
Corporate Structure	78
Description of the Business	79
Summary Pro Forma Financial Information	79
Directors and Executive Officers	80
Share Capital	81
Dividend Policy	82
Listing and Trading of Colliers Subordinate Voting Shares	82
Board Committees	83
Auditors	83
Additional Information	83
INFORMATION CONCERNING NEW FSV POST-ARRANGEMENT	83
Corporate Structure	83
Description of the Business	83
Summary Pro Forma Financial Information	84
Directors and Executive Officers	85
Share Capital	86
Dividend Policy	88
Listing and Trading of New FSV Subordinate Voting Shares	88
Board Committees	88
Auditors	88
Additional Information	89
OTHER ARRANGEMENT MATTERS TO BE ACTED UPON	89
New FSV Stock Option Plan	89

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	92
Canadian Tax Ruling	92
Certain Canadian Federal Income Tax Consequences to Shareholders	93
Shareholders Resident in Canada	93
Resident Shareholders Who Hold FirstService Shares, Other Than Dissenting Shareholders	93
Dissenting Resident Shareholders	97
Eligibility for Investment	98
Shareholders Not Resident in Canada	98
Non-Resident Shareholders Who Hold FirstService Shares, other than Dissenting Shareholders	99
Dissenting Non-Resident Shareholders	100
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	100
U.S. Holders	101
Non-U.S. Holders	101
U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed	101
Transactions Not Addressed	101
U.S. Federal Income Tax Consequences of the Arrangement	102
Distribution of New FSV Shares	102
Treatment if Section 355 of the U.S. Code Applies	102
Treatment if Section 355 of the U.S. Code Does Not Apply	102
Consequences of Holding and Disposing of FirstService (Colliers) Shares or New FSV Shares	104
Passive Foreign Investment Company (PFIC) Considerations	105
RISK FACTORS	106
Risks Relating to the Arrangement	106
Risks Relating to FirstService and Colliers	109
Risks Relating to New FSV	109
GENERAL PROXY MATTERS	109
Solicitation of Proxies	109
Information For Non-Registered Shareholders	110
Appointment of Proxyholder	111
Execution and Deposit of Proxy	111
Manner Proxies Will Be Voted	111
Revocability of Proxy	112
Quorum	112
Voting of FirstService Shares	112
LEGAL AND FINANCIAL MATTERS	112
ADDITIONAL INFORMATION	113
CONTACTING THE BOARD	113
GENERAL	113
CONSENTS	114
Consent of Wilson & Partners LLP	114
Consent of William Blair	114

APPENDICES

Appendix "A"	–	Arrangement Resolution
Appendix "B"	–	New FSV Stock Option Plan Resolution
Appendix "C"	–	Arrangement Agreement (including Plan of Arrangement)
Appendix "D"	–	Fairness Opinion of William Blair & Company, L.L.C.
Appendix "E"	–	Notice of Application for Final Order
Appendix "F"	–	Interim Order
Appendix "G"	–	Form of New FSV Stock Option Plan
Appendix "H"	–	Information Concerning Colliers Post-Arrangement
Appendix "I"	–	Information Concerning New FSV Post-Arrangement
Appendix "J"	–	Financial Statements of New FSV Corporation
Appendix "K"	–	New FSV Carve-Out Combined Financial Statements and Management's Discussion and Analysis
Appendix "L"	–	Pro Forma Financial Statements of New FSV
Appendix "M"	–	Pro Forma Financial Statements of Colliers
Appendix "N"	–	Section 185 of the Business Corporations Act (Ontario) – Dissent Rights
Appendix "O"	–	Information Relating to Annual Meeting Matters

MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

APRIL 21, 2015

INFORMATION FOR ALL SHAREHOLDERS

General

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of FirstService for use at the Meeting to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment(s) or postponement(s) thereof. See "General Proxy Matters".

All capitalized terms used in this Circular, including the appendices hereto, but not otherwise defined herein have the meanings set forth under "Glossary of Terms". A copy of this Circular is available on SEDAR at www.sedar.com. Unless otherwise specifically stated, all information set forth herein is given as at March 16, 2015. The address of the registered office of FirstService is 1140 Bay Street, Suite 4000, Toronto, Ontario, Canada M5S 2B4.

No person has been authorized to give any information or make any representation in connection with the matters to be considered at the Meeting other than those contained, or incorporated by reference, in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized or accurate.

This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither the delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Circular.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors in considering the matters contained in this Circular.

This Circular includes market and industry data and other information that has been obtained from third party sources, including industry publications and other publicly available sources. Although FirstService believes such information to be reliable, FirstService has not independently verified any of the data or information included in this Circular that was obtained from third party or publicly available sources, nor has FirstService evaluated the underlying data or assumptions relied upon by such sources. References in this Circular to any publications, reports, surveys or articles prepared by third parties should not be construed as depicting the complete findings of the entire publication, report, survey or article. The information in any such publication, report, survey or article is not incorporated by reference in this Circular.

This Circular and the transactions contemplated in connection with the Arrangement, including the securities to be issued pursuant to the Arrangement, have not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the merits or fairness of such transactions or upon the accuracy or adequacy of this Circular. Any representation to the contrary is an offence.

Currency

In this Circular, references to "$", "C$" and "Canadian dollars" are to the lawful currency of Canada and references to "US$" and "United States dollars" are to the lawful currency of the United States. All dollar amounts herein are in United States dollars, unless otherwise stated.

Live Webcast of the Meeting

Shareholders who are unable to attend the Meeting in person have the opportunity to listen to a live webcast of the Meeting. The details concerning the live webcast will be provided on FirstService's website at www.firstservice.com prior to the Meeting. Shareholders unable to listen to the live webcast will also be able to listen to a recorded version of the Meeting at a later date, as one will be made available on FirstService's website.

Proxy Solicitation Agent

Kingsdale has been retained as proxy solicitation agent in connection with the solicitation of proxies for the Meeting with respect to the Arrangement Resolution from holders of FirstService Subordinate Voting Shares and, in such capacity, is entitled to receive a fixed fee of $50,000 plus out-of-pocket expenses. Holders of FirstService Subordinate Voting Shares who have any questions in regards to the Meeting or require assistance with voting may contact Kingsdale, by: (i) telephone, toll-free in North America at 1-866-581-0506 or at 416-867-2272 outside of North America; (ii) facsimile to 416-867-2271 or, toll-free in North America, to 1-866-545-5580; (iii) mail to The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, Canada M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com. All costs of the solicitation will be borne, directly or indirectly, by FirstService.

INFORMATION FOR UNITED STATES SHAREHOLDERS

The securities issuable to Shareholders in exchange for their securities pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act. Such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to the persons affected. See "Certain Legal and Regulatory Matters – United States Securities Laws Matters".

The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act. The solicitation of proxies and transactions contemplated herein are being made by or on behalf of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Circular has been prepared in accordance with disclosure requirements applicable in Canada.

Shareholders should be aware that requirements under such Canadian laws and such disclosure requirements may differ from requirements under United States corporate and securities laws relating to United States corporations. Unless expressly noted, information concerning FirstService, Colliers and New FSV and their respective current or expected businesses, properties and operations, as applicable, contained or incorporated herein by reference has been prepared in accordance with disclosure requirements applicable in Canada and such disclosure requirements may be materially different from those applicable in the United States.

The enforcement by Shareholders of civil liabilities under the securities laws of the United States may be affected adversely by the fact that the parties to the Arrangement are organized under the laws of jurisdictions other than the United States, that some or all of their officers and directors are residents of countries other than the United States, and that some or all of the experts named in this Circular may be residents of countries other than the United States. As a result, it may be difficult or impossible for Shareholders to effect service of process within the United States upon the parties to the Arrangement, their respective officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the securities laws of the United States. In addition, Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the securities laws of the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the securities laws of the United States.

U.S. Shareholders should be aware that the Arrangement described in this Circular may have tax consequences both in Canada and in the United States which are not described fully herein. See "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations". U.S. Shareholders should consult their own tax advisor for advice on the Arrangement.

The U.S. Securities Act imposes restrictions on the resale of the Colliers Subordinate Voting Shares and the New FSV Subordinate Voting Shares issued pursuant to the Arrangement by persons who were "affiliates" of FirstService or New FSV, as applicable, prior to the completion of the Arrangement or who are "affiliates" of FirstService or New FSV, as applicable, after completion of the Arrangement. See "Certain Legal and Regulatory Matters – United States Securities Laws Matters".

The securities to be issued pursuant to the Arrangement have not been approved or disapproved by the SEC or the securities regulatory authority of any state of the United States, nor has the SEC or the securities regulatory authority of any state passed on the adequacy or accuracy of this Circular. Any representation to the contrary is a criminal offence.

FORWARD-LOOKING INFORMATION

This Circular contains, and incorporates by reference, information that constitutes "forward-looking information" within the meaning of applicable securities laws. The forward-looking information in this Circular is presented for the purpose of providing disclosure of the current expectations of FirstService, Colliers and/or New FSV for future events or results, having regard to current plans, objectives and proposals, and such information may not be appropriate for other purposes. Forward-looking information may also include information regarding the respective future plans or objectives of FirstService, Colliers or New FSV and other information that is not comprised of historical fact. Forward-looking information is predictive in nature, depends upon or refers to future events or conditions and, as such, this Circular uses words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions suggesting future outcomes or events to identify forward-looking information. The forward-looking information contained, or incorporated by reference, in this Circular relates, but may not be limited, to: the completion of the Pre-Arrangement Transactions; the completion and proposed terms of, and matters relating to, the Arrangement and the expected timing related thereto; the expected benefits of the Arrangement to Shareholders and FirstService and the anticipated effect of the completion of the Arrangement on FirstService, Colliers and New FSV and their respective future operations; the anticipated business strategies or further actions of each of Colliers and New FSV following the completion of the Arrangement and their respective abilities to accomplish same; certain Canadian and U.S. federal income tax consequences resulting from the completion of the Arrangement; the timing for the delivery of share certificates representing the New FSV Shares; the objectives and priorities of FirstService, Colliers and/or New FSV for 2015 and beyond; and expectations with respect to future general economic and market conditions.

Any such forward-looking information is based on information currently available to FirstService and New FSV, and is based on assumptions and analyses made by FirstService and/or New FSV in light of their respective experiences and perception of historical trends, current conditions and expected future developments, as well as other factors FirstService and/or New FSV believe are appropriate in the circumstances, including but not limited to: the anticipated approval of the Arrangement by Shareholders and the Court; the anticipated receipt of any required governmental and regulatory approvals and consents (including from the TSX and Nasdaq); the expectation that each of FirstService, New FSV, FSV Holdco and FCRESI will comply with the terms and conditions of the Arrangement Agreement; the expectation that no event, change or other circumstance will occur that could give rise to the termination of the Arrangement Agreement; that no unforeseen changes in the legislative and operating framework for the respective businesses of FirstService, Colliers or New FSV will occur; that each of Colliers and New FSV will meet its future objectives and priorities; that each of Colliers and New FSV will have access to adequate capital to fund its future acquisitions and plans; that each of Colliers and New FSV's future acquisitions and plans will proceed as anticipated; and that future market and economic conditions will occur as expected.

However, whether actual results and developments will conform with the expectations and predictions contained in the forward-looking information is subject to a number of risks and uncertainties, many of which are beyond FirstService's control, and the effects of which can be difficult to predict. Factors that could cause actual results or events to differ materially from those described in the forward-looking information include, but are not limited to: the failure to complete the Arrangement for any reason (including due to the failure to satisfy the conditions contained in the Arrangement Agreement); the potential benefits of the Arrangement not being realized; adverse changes and volatility in the trading prices or value, as applicable, of the securities to be issued pursuant to the Arrangement; there being no established market for the New FSV Subordinate Voting Shares; the potential inability or unwillingness of current Shareholders to hold Colliers Shares and/or New FSV Shares following the Arrangement; substantial tax liabilities that FirstService, Colliers and/or New FSV may be exposed to if the tax-deferred Arrangement requirements are not met; FirstService's ability to delay or amend the implementation of all or part of the Arrangement or to proceed with the Arrangement even if certain consents and approvals are not obtained on a timely basis; the failure to obtain any required governmental, regulatory or other approvals and/or consents (including from the TSX, Nasdaq, the Court and/or Shareholders); future factors that may arise making it inadvisable to proceed with, or advisable to delay, all or part of the Arrangement; risks associated with indemnity obligations arising under the Arrangement Agreement or the Transitional Services and Separation Agreement; the reduced diversity of Colliers and New FSV as separate companies; Colliers or New FSV's inability to raise additional capital; the failure to accurately estimate the costs of the Arrangement and the implications of the Pre-Arrangement Transactions; adverse changes in general economic and market conditions; the inability of Colliers or New FSV to execute strategic plans and meet financial obligations; risks associated with the anticipated operations of each of Colliers and New FSV in general, including risks related to economic conditions, especially as they relate to credit conditions and consumer spending, commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions, residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions, extreme weather conditions and their impact on demand for services or the ability to perform those services, economic deterioration impact on the ability to recover goodwill and other intangible assets, the ability to generate cash from operations to fund future acquisitions and meet debt obligations, the effects of changes in foreign exchange rates, competition in the markets served, labour shortages or increases in wage and benefit costs, the effects of changes in interest rates on the cost of borrowing, continued compliance with the financial covenants under debt agreements, or the ability to negotiate a waiver of certain covenants, unexpected increases in operating costs, such as insurance, workers' compensation, health care and fuel prices, changes in the frequency or severity of insurance incidents relative to historical experience, the ability to make acquisitions at reasonable prices and successfully integrate acquired operations, risks arising from any regulatory review and litigation, intellectual property and other proprietary rights that are material to the businesses, disruptions or security failures in information technology systems, political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on the businesses and changes in government policies at the federal, state/provincial or local level that may adversely impact the businesses. For a further description of these and other factors that could cause actual results to differ materially from the forward-looking information contained, or incorporated by reference, in this Circular, see the risk factors discussed under "Risk Factors" in this Circular as well as the risks and uncertainties discussed under the heading "Risk factors" in the 2014 Annual Information Form and subsequent filings made with securities commissions in Canada.

In evaluating any forward-looking information contained, or incorporated by reference, in this Circular, FirstService cautions readers not to place undue reliance on any such forward-looking information. Any forward-looking information speaks only as of the date on which it was made. Unless otherwise required by applicable securities laws, FirstService does not intend, nor does it undertake any obligation, to update or revise any forward-looking information contained, or incorporated by reference, in this Circular to reflect subsequent information, events, results, circumstances or otherwise. All forward-looking statements are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.

PRESENTATION OF FINANCIAL INFORMATION

General

The financial statements and selected pro forma financial information contained in this Circular are reported in United States dollars. All such financial statements have been prepared in accordance with U.S. GAAP.

Non-U.S. GAAP Financial Measures

In this Circular, references are made to "adjusted EBITDA" and "adjusted earnings per share," which are financial measures that are not calculated in accordance with U.S. GAAP. FirstService believes that the presentation of adjusted EBITDA and adjusted earnings per share provides important supplemental information to management and investors regarding financial and business trends relating to the financial condition and results of operations of FirstService, Colliers and New FSV. FirstService uses these non-U.S. GAAP financial measures when evaluating operating performance because FirstService believes that the inclusion or exclusion of the items described below, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure to operating results that facilitates comparability of operating performance from period to period, against business model objectives and against other companies in similar or comparable industries. FirstService has chosen to provide this information so readers can analyze operating results in the same way that management does and use this information in their assessment of the core business of FirstService, Colliers and New FSV and the valuation of FirstService, Colliers and New FSV. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with U.S. GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with U.S. GAAP. Non-U.S. GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with business operations as determined in accordance with U.S. GAAP. As a result, readers should not consider these measures in isolation or as a substitute for analysis of results as reported under U.S. GAAP.

▪	Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other (income) expense; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. FirstService uses adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because FirstService believes such measure is useful to readers as a reasonable indicator of operating performance because of the low capital intensity of its service operations. FirstService believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under U.S. GAAP, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with U.S. GAAP. FirstService's method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers.

▪	Adjusted earnings per share is defined as diluted net earnings per common share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization of intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. FirstService believes this measure is useful to investors because it provides a supplemental way to understand underlying operating performance and enhances the comparability of operating results from period to period. Adjusted earnings per common share is not a recognized measure of financial performance under U.S. GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with U.S. GAAP. FirstService's method of calculating adjusted earnings per common share may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers.

For a reconciliation of the above noted non-U.S. GAAP measures to the most directly comparable U.S. GAAP financial measures: (a) for FirstService, please see "Reconciliation of non-GAAP financial measures" in FirstService's management's discussion and analysis as at and for the year ended December 31, 2014 (which is incorporated herein by reference); (b) for Colliers, please see "Information Concerning Colliers Post-Arrangement – Summary of Pro Forma Financial Information"; and (c) for New FSV, please see "Information Concerning New FSV Post-Arrangement – Summary of Pro Forma Financial Information".

GLOSSARY OF TERMS

"2014 Annual Information Form" means the annual information form of FirstService for the year ended December 31, 2014 dated February 23, 2015;

"Annual Meeting Matters" means the matters relating to annual business outlined in items 1 to 3 in the Notice of Meeting to be considered at the Meeting by the Shareholders;

"Arrangement" means the arrangement under Section 182 of the OBCA on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the Arrangement Agreement or the Plan of Arrangement, or made at the direction of the Court;

"Arrangement Agreement" means the arrangement agreement made as of the 11th day of March, 2015 among FirstService, New FSV, FSV Holdco and FCRESI (including the schedules thereto), a copy of which is attached as Appendix "C" to this Circular, as it may be amended, modified or supplemented from time to time in accordance with its terms;

"Arrangement Resolution" means the special resolution approving the Plan of Arrangement to be considered at the Meeting, substantially in the form and content attached as Appendix "A" to this Circular;

"Articles of Arrangement" means the articles of arrangement of FirstService in respect of the Arrangement, to be filed with the Director after the Final Order is made, which shall include the Plan of Arrangement;

"Board" means the board of directors of FirstService as constituted from time to time;

"Business Day" means a day, other than a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario, Canada, when banks are generally open for the transaction of business in Toronto, Ontario, Canada;

"Canadian Tax Ruling" means the advance income tax rulings received from the CRA with respect to certain Canadian federal income tax consequences in respect of the Pre-Arrangement Transactions, the Arrangement and certain other transactions and includes any replacements thereof and amendments and supplements thereto received or anticipated to be received from the CRA;

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director, pursuant to subsection 183(2) of the OBCA, in order to give effect to the Articles of Arrangement;

"Circular" means this management information circular dated March 16, 2015, together with all appendices hereto and documents incorporated by reference herein, distributed by FirstService in connection with the solicitation of proxies at the Meeting;

"Colliers" means Colliers International Group Inc., the corporation governed by the OBCA continuing following the amalgamation of FirstService and FCRESI pursuant to the Plan of Arrangement; and any references in this Circular and the appendices hereto to FirstService and/or FCRESI following the completion of the Arrangement refer to Colliers;

"Colliers MSA" means the FirstService MSA, as required to be amended and restated among Colliers, Jayset and Jay S. Hennick in accordance with the terms of the Transitional Services and Separation Agreement, pursuant to which FirstService (and following the Effective Time, Colliers) will continue to receive the various management and other services being provided by Jayset to FirstService in respect of the "Commercial Real Estate Services" division of FirstService pursuant to the FirstService MSA;

"Colliers Multiple Voting Shares" means the Multiple Voting Shares in the capital of Colliers (which were previously FirstService New Multiple Voting Shares and which became Multiple Voting Shares in the capital of Colliers pursuant to the amalgamation of FirstService and FCRESI under the Plan of Arrangement);

"Colliers Replacement Stock Options" means the FirstService Replacement Stock Options which become stock options of Colliers pursuant to the amalgamation of FirstService and FCRESI under the Plan of Arrangement;

"Colliers Shares" means, collectively, the Colliers Subordinate Voting Shares and Colliers Multiple Voting Shares;

"Colliers Stock Option Plan" means the FirstService Stock Option Plan which becomes the stock option plan of Colliers pursuant to the amalgamation of FirstService and FCRESI under the Plan of Arrangement;

"Colliers Subordinate Voting Shares" means the Subordinate Voting Shares in the capital of Colliers (which were previously FirstService New Subordinate Voting Shares and which became Subordinate Voting Shares in the capital of Colliers pursuant to the amalgamation of FirstService and FCRESI under the Plan of Arrangement);

"Court" means the Ontario Superior Court of Justice;

"CRA" means the Canada Revenue Agency;

"Demand for Payment" has the meaning attributed to such term in the section entitled "Dissenting Shareholders' Rights";

"Director" means the Director appointed pursuant to Section 278 of the OBCA;

"Dissent Notice" has the meaning attributed to such term in the section entitled "Dissenting Shareholders' Rights";

"Dissent Rights" has the meaning attributed to such term in the section entitled "Dissenting Shareholders' Rights";

"Dissenting Shareholder" has the meaning attributed to such term in the section entitled "Dissenting Shareholders' Rights";

"Dissenting Shares" has the meaning attributed to such term in the section entitled "Dissenting Shareholders' Rights";

"Distribution" means the distribution of the New FSV Subordinate Voting Shares to holders of the FirstService Subordinate Voting Shares of record as of the Distribution Record Date pursuant to the Arrangement;

"Distribution Date" means the date on which the Distribution occurs (which will be the same date as the Effective Date);

"Distribution Property" has the meaning attributed to such term in the section entitled "The Arrangement – Plan of Arrangement – Arrangement Steps";

"Distribution Property Exchange" has the meaning attributed to such term in the section entitled "The Arrangement – Plan of Arrangement – Arrangement Steps";

"Distribution Record Date" means the Business Day immediately prior to the Effective Date;

"Effective Date" means the date shown on the Certificate of Arrangement;

"Effective Time" means 12:01 a.m. (Toronto, Ontario local time) on the Effective Date;

"Elected Amount" has the meaning attributed to such term in the section entitled "Certain Canadian Federal Income Tax Considerations – Resident Shareholders Who Hold FirstService Shares, Other Than Dissenting Shareholders – Transfer of FirstService SV Special Shares & FirstService MV Special Shares for New FSV Shares";

"Eligible Holder" means a Shareholder, other than a Dissenting Shareholder:

(a)	who is resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act;

(b)	who is a non-resident of Canada for purposes of the Tax Act and whose FirstService Shares constitute "taxable Canadian property" (as such term is defined in the Tax Act) to the holder, provided that any gain realized by the holder on a disposition at fair market value of such shares would not be exempt from tax under the Tax Act by virtue of an applicable Tax Treaty; or

(c)	that is a partnership that owns FirstService Shares if one or more of the partners thereof would be described in either paragraphs (a) or (b) of this definition, above, if such partner held such FirstService Shares directly;

"Encumbrance" means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or right of any third party to acquire or restrict the use of property;

"fair market value" means the highest price available in an open and unrestricted market between informed prudent parties acting at arm's length and under no compulsion to act and contracting for a taxable purchase and sale, expressed in terms of cash;

"Fairness Opinion" means the opinion of William Blair dated March 11, 2015, a copy of which is attached as Appendix "D" to this Circular;

"FCRESI" means FirstService Commercial Real Estate Services Inc., a corporation existing under the OBCA, which will be amalgamated with FirstService on the Effective Date pursuant to the Plan of Arrangement to form Colliers;

"FCRESI Arrangements" means the arrangements entered into between FirstService and one or more shareholders and/or optionholders of FCRESI (other than FirstService) and/or under the FCRESI Governance Agreement pursuant to which FirstService will acquire (outside and not as part of the Plan of Arrangement) all of the issued and outstanding shares (and options to acquire shares) of FCRESI it does not own for consideration consisting of FirstService New Subordinate Voting Shares and/or cash and, following the effectiveness of which, FCRESI will be a wholly-owned subsidiary of FirstService;

"FCRESI Governance Agreement" means the amended and restated governance and support agreement made as of the 7th day of August, 2012 between FCRESI and FirstService;

"Final Order" means the final order of the Court approving the Arrangement, as such order may be amended or varied at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended, with or without variation, on appeal;

"FirstService" means FirstService Corporation, a corporation existing under the OBCA, which will be amalgamated with FCRESI on the Effective Date pursuant to the Plan of Arrangement to form Colliers;

"FirstService Articles" means the certificate and articles of amalgamation of FirstService effective on April 1, 1999, as amended by the certificate and articles of amendment of FirstService effective on June 27, 2007;

"FirstService MSA" means the management services agreement made effective as of and from the 1st day of February, 2004 among FirstService, Jayset and Jay S. Hennick, as same may have been amended, pursuant to which FirstService retained Jayset to provide various management and other services, and Mr. Hennick agreed to perform such services on behalf of Jayset;

"FirstService Multiple Voting Shares" means the Multiple Voting Shares in the capital of FirstService (that will be re-designated under the Plan of Arrangement as "Class A Multiple Voting Shares");

"FirstService MV Special Shares" means the new series of preference shares in the capital of FirstService to be created pursuant to the Arrangement, designated as "Preference Shares, Series MV" and having the rights, privileges, restrictions and conditions set out in Exhibit "I" to the Plan of Arrangement;

"FirstService New Multiple Voting Shares" means the new class of shares in the capital of FirstService created pursuant to the Plan of Arrangement, designated as "Multiple Voting Shares" and having the rights, privileges, restrictions and conditions set out in Exhibit "I" to the Plan of Arrangement;

"FirstService New Subordinate Voting Shares" means the new class of shares in the capital of FirstService created pursuant to the Plan of Arrangement, designated as "Subordinate Voting Shares" and having the rights, privileges, restrictions and conditions set out in Exhibit "I" to the Plan of Arrangement;

"FirstService Replacement Stock Options" means the options to acquire FirstService New Subordinate Voting Shares to be granted and issued by FirstService to the holders of FirstService Stock Options pursuant to the Arrangement;

"FirstService Share Exchange" has the meaning attributed to such term in the section entitled "The Arrangement – Plan of Arrangement – Arrangement Steps";

"FirstService Shares" means, collectively, the FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares;

"FirstService Stock Options" means the options to acquire FirstService Subordinate Voting Shares granted pursuant to the FirstService Stock Option Plan;

"FirstService Stock Option Plan" means the FirstService Stock Option Plan, as amended and/or restated;

"FirstService Subordinate Voting Shares" means the Subordinate Voting Shares in the capital of FirstService (that will be re-designated under the Plan of Arrangement as "Class A Subordinate Voting Shares");

"FirstService SV Special Shares" means the new series of preference shares in the capital of FirstService to be created pursuant to the Arrangement, designated as "Preference Shares, Series SV" and having the rights, privileges, restrictions and conditions set out in Exhibit "I" to the Plan of Arrangement;

"FSV Holdco" means FSV Holdco ULC, an unlimited liability company existing under the Business Corporations Act (British Columbia), which will be wound-up into New FSV on the Effective Date pursuant to the Plan of Arrangement;

"Interim Order" means the interim order of the Court dated March 13, 2015 under subsection 182(5) of the OBCA which provides for the calling and holding of the Meeting, a copy of which is attached as Appendix "F" to this Circular, as the same may be varied or amended by the Court;

"IRS" means the U.S. Internal Revenue Service;

"Jayset" means Jayset Capital Corp., a corporation existing under the OBCA;

"Kingsdale" means Kingsdale Shareholder Services, FirstService's proxy solicitation agent in connection with the solicitation of proxies for the Meeting with respect to the Arrangement Resolution from the holders of FirstService Subordinate Voting Shares;

"Long Term Arrangement" has the meaning attributed to such term in the section entitled "Executive Compensation – FirstService MSA" in Appendix "O";

"Management" means management of FirstService;

"Meeting" means the annual and special meeting of Shareholders to be held at 4:00 p.m. (Toronto time) on Tuesday, April 21, 2015, and any adjournment or postponement thereof, for the purposes of, among other things, considering and, if deemed appropriate, approving the Annual Meeting Matters, the Arrangement Resolution and the New FSV Stock Option Plan Resolution;

"MI 61-101" means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, as it may be amended or re-enacted from time to time;

"Nasdaq" means The NASDAQ Stock Market (including any applicable tier thereof);

"Net Fair Market Value" means, in respect of any property, the net fair market value of that property determined on a consolidated basis in accordance with all administrative policies of the CRA in effect at the time of the FirstService Share Exchange and, in determining Net Fair Market Value, the following principles will apply: (a) any tax-related accounts in any corporation (such as deferred income taxes, the balance of non-capital losses and the balance of net capital losses) will not be considered to be property of that corporation; (b) the amount of any liability will be its principal amount; (c) no amount will be considered to be a liability unless it represents a true legal liability which is capable of quantification; (d) the portion of the long-term debt due within one year will be treated as a current liability; and (e) liabilities of a corporation will include its respective partnership share of each liability of any partnership of which such corporation is a partner;

"New FSV" means New FSV Corporation, a corporation existing under the OBCA, which will change its name on the Effective Date pursuant to the Plan of Arrangement to "FirstService Corporation";

"New FSV Board" means the board of directors of New FSV as constituted from time to time;

"New FSV MSA" means the management services agreement required to be entered into among FirstService, Jayset and Jay S. Hennick in accordance with the terms of the Transitional Services and Separation Agreement, as a continuation of the existing rights and obligations under the FirstService MSA, pursuant to which FirstService (and following the Effective Time, New FSV) will continue to receive the various management and other services provided by Jayset to FirstService in respect of the "Residential Real Estate Services" and "Property Services" divisions of FirstService pursuant to the FirstService MSA;

"New FSV Multiple Voting Shares" means the shares in the capital of New FSV designated as "Multiple Voting Shares" and having the rights, privileges, restrictions and conditions set out in Exhibit "II" to the Plan of Arrangement;

"New FSV Replacement Stock Options" means the options to acquire New FSV Subordinate Voting Shares to be granted and issued by New FSV to the holders of FirstService Stock Options pursuant to the Arrangement;

"New FSV Shares" means, collectively, the New FSV Subordinate Voting Shares and New FSV Multiple Voting Shares;

"New FSV Special Shares" means the new series of preference shares in the capital of New FSV created pursuant to the Plan of Arrangement, designated as "Preference Shares, Series Special" and having the rights, privileges, restrictions and conditions set out in Exhibit "V" to the Plan of Arrangement;

"New FSV Stock Options" means the options to acquire New FSV Subordinate Voting Shares to be granted by New FSV pursuant to the New FSV Stock Option Plan and includes, following completion of the Arrangement, New FSV Replacement Stock Options;

"New FSV Stock Option Plan" means the stock option plan adopted by New FSV prior to the Effective Date (substantially in the form and content attached as Appendix "G" to this Circular);

"New FSV Stock Option Plan Resolution" means the ordinary resolution ratifying and approving the New FSV Stock Option Plan to be considered at the Meeting, substantially in the form and content attached as Appendix "B" to this Circular;

"New FSV Subordinate Voting Shares" means the shares in the capital of New FSV designated as "Subordinate Voting Shares" and having the rights, privileges, restrictions and conditions set out in Exhibit "II" to the Plan of Arrangement;

"NI 41-101" means National Instrument 41-101 – General Prospectus Requirements, as it may be amended or re-enacted from time to time;

"Notice of Meeting" means the notice of the Meeting accompanying this Circular;

"OBCA" means the Business Corporations Act (Ontario) and the regulations made thereunder, each as amended or re-enacted from time to time;

"Offer to Pay" has the meaning attributed to such term in the section entitled "Dissenting Shareholders' Rights";

"OSC" means the Ontario Securities Commission;

"OSC Rule 56-501" means OSC Rule 56-501 – Restricted Shares, as it may be amended or re-enacted from time to time;

"Paid-Up Capital" has the meaning attributed to that term in subsection 89(1) of the Tax Act;

"Pre-Arrangement Transactions" means the reorganization mechanics and transactions to be effected prior to the Arrangement becoming effective (including the FCRESI Arrangements) and described under the section entitled "The Arrangement – Pre-Arrangement Transactions";

"Plan of Arrangement" means the plan of arrangement involving FirstService, New FSV, FSV Holdco, FCRESI and the Shareholders, a copy of which is attached as Schedule "A" to the Arrangement Agreement (which is attached as Appendix "C" to this Circular), as it may be amended, modified or supplemented from time to time in accordance with its terms;

"Record Date" means the close of business on Friday, March 20, 2015;

"Registered Shareholder" means a Shareholder whose name is set out in the register of FirstService for the FirstService Subordinate Voting Shares maintained by TMX Equity Transfer Services or for the FirstService Multiple Voting Shares maintained by FirstService;

"SEC" means the U.S. Securities and Exchange Commission;

"SEDAR" means the Canadian System for Electronic Document Analysis and Retrieval;

"Shareholders" means, collectively, the holders of FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares;

"Standstill Agreement" means the standstill agreement made effective as of the 10th day of February, 2015 among Jay S. Hennick, Henset Capital Inc., New FSV, FSV Holdco, FCRESI and FirstService pursuant to which, among other things, Mr. Hennick and Henset Capital Inc. have agreed to certain restrictions on the disposition of certain property to any person who is not related to the transferor;

"Tax Act" means the Income Tax Act (Canada) and the regulations made thereunder, each as amended or re-enacted from time to time;

"Tax Election" means a joint election pursuant to Section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) that will be made by an Eligible Holder with New FSV to defer all or a portion of the taxable income that otherwise may arise on the disposition of FirstService SV Special Shares and/or FirstService MV Special Shares by an Eligible Holder to New FSV as part of the Arrangement;

"Tax Proposals" means all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Circular;

"Tax Ruling and Opinion" means, collectively, the Canadian Tax Ruling and the U.S. Tax Opinion;

"Tax Treaty" means any bilateral tax convention to which Canada is a party that is in force as at the date of this Circular;

"Transitional Services and Separation Agreement" means an agreement to be made between FirstService, New FSV, FSV Holdco, FCRESI, Jay S. Hennick, Jayset, Jayset Management CIG Inc. and Jayset Management FSV Inc. for the provision of transitional services and facilities by or to Colliers and its affiliates, on the one hand, and by or to New FSV and its affiliates, on the other hand, and in respect of separation, transition and management services matters resulting from the completion of the Arrangement (including providing for the Colliers MSA and the New FSV MSA), which agreement will be on terms and conditions as agreed among the parties thereto;

"TSX" means the Toronto Stock Exchange;

"United States" and "U.S." means the United States of America, the District of Columbia and the territories and possessions of the United States;

"U.S. Code" means the United States Internal Revenue Code of 1986, as amended, and includes the Treasury Regulations promulgated thereunder;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. GAAP" means generally accepted accounting principles as in effect in the United States;

"U.S. Holder" has the meaning attributed to such term in the section entitled "Certain U.S. Federal Income Tax Considerations – U.S. Holders";

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"U.S. Shareholders" means any Shareholder resident in the United States;

"U.S. Tax Opinion" means an opinion of PricewaterhouseCoopers LLP to be dated at or prior to the Effective Date, addressed to the Board and to the New FSV Board and otherwise in a form acceptable to the Board, confirming, based on the provisions of the U.S. Code, Treasury Regulations, published rulings of the IRS, published administrative positions of the IRS, the U.S. Treaty and U.S. court decisions that are applicable and, in each case, as in effect and available, as at the date of such opinion, the U.S. federal income tax consequences of certain aspects of the Arrangement and the Pre-Arrangement Transactions;

"U.S. Treaty" means the Canada-United States Income Tax Convention (1980), as amended; and

"William Blair" means William Blair & Company, L.L.C., the financial advisor to the Board.

SUMMARY

The following is a summary of certain information contained elsewhere in this Circular, including the Appendices hereto, and is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Circular and incorporated by reference herein. Shareholders are urged to review this Circular and the documents incorporated by reference, including the Appendices, in their entirety. Certain capitalized words and terms used in this summary are defined in the Glossary of Terms.

The Meeting

FirstService has called the Meeting as an annual and special meeting to vote upon the Annual Meeting Matters and to consider and vote upon the Arrangement Resolution and, if the Arrangement Resolution is approved, to consider and vote upon the New FSV Stock Option Plan Resolution. Shareholders may also be asked to consider other business that properly comes before the Meeting.

The Meeting will be held at The Design Exchange, 234 Bay Street, Toronto-Dominion Centre, Toronto, Ontario M5K 1B2 on Tuesday, April 21, 2015, at 4:00 p.m. (Toronto time). The Board has fixed the close of business on Friday, March 20, 2015 for the determination of Shareholders entitled to receive notice of, to attend and to vote at the Meeting, or any adjournment(s) or postponement(s) thereof. At the Meeting, each FirstService Subordinate Voting Share of record entitles the holder thereof to one (1) vote per FirstService Subordinate Voting Share and each FirstService Multiple Voting Share of record entitles the holder thereof to twenty (20) votes per FirstService Multiple Voting Share. As at the close of business on March 16, 2015, there were 34,644,911 FirstService Subordinate Voting Shares and 1,325,694 FirstService Multiple Voting Shares outstanding.

For further information on voting FirstService Subordinate Voting Shares or FirstService Multiple Voting Shares at the Meeting, see "General Proxy Matters".

The Arrangement

The Arrangement involves the division of FirstService into two focused and independent publicly traded services companies – the first being Colliers, the commercial real estate services division of FirstService, and the other being New FSV, a combination of the residential real estate services and property services divisions of FirstService. The proposed corporate reorganization of FirstService is designed to enhance long-term value for Shareholders by creating two sustainable, independent, publicly traded companies, each with an ability to pursue and achieve greater success by employing operational strategies best suited to its unique business plans.

If the Arrangement is approved by the Shareholders and the Court and the other conditions precedent to the Arrangement are satisfied or waived, FirstService will be divided into two separate publicly traded companies and: (i) each holder of FirstService Subordinate Voting Shares (other than a Dissenting Shareholder) will hold one Colliers Subordinate Voting Share and receive one New FSV Subordinate Voting Share for every FirstService Subordinate Voting Share held on the Distribution Record Date; and (ii) each holder of FirstService Multiple Voting Shares (other than a Dissenting Shareholder) will hold one Colliers Multiple Voting Share and receive one New FSV Multiple Voting Share for every FirstService Multiple Voting Share held on the Distribution Record Date. Share certificates will be issued to Shareholders of record as at the close of business on the Distribution Record Date (other than a Dissenting Shareholder) representing the New FSV Shares. The Colliers Shares will continue to be represented by the existing FirstService Share certificates, until replaced against transfer.

See "The Arrangement – Details of the Arrangement". The Plan of Arrangement is attached as Schedule "A" to the Arrangement Agreement (which is attached as Appendix "C" to this Circular).

Reasons for the Arrangement

The Board, acting with the advice and assistance of its financial and legal advisors and Management, carefully evaluated the proposed corporate reorganization and Arrangement and the Board unanimously: (i) determined that the Arrangement is fair to Shareholders; (ii) determined that the Arrangement is in the best interests of FirstService and its Shareholders; and (iii) recommended that Shareholders vote FOR the Arrangement Resolution. In reaching these determinations, the Board considered, among other things, the following factors:

•	Sharper Business and Strategic Focus – Each of the proposed successor companies has different operating characteristics, industry dynamics and growth strategies. As one of the leading branded commercial real estate service companies in the world, Colliers operates in a dynamic industry with well capitalized competitors on a global scale. The industry in which Colliers operates is more cyclical than New FSV and is impacted to a greater extent by macroeconomic trends. New FSV is primarily a North American residential management and services company where a strong brand, scale and depth of services offer key competitive advantages. The business profile is comprised of highly predictable and recurring streams with high contract retention rates. Separating into two independent companies, each with its own management team and board of directors will allow each to pursue independent internal and acquisition growth strategies and implement a sharper focus on the customers and markets they serve;

•	Strategic Positioning and Growth – The Arrangement will improve and expand the strategic positioning and growth opportunities of each company. Colliers is one of the top players in commercial real estate on a global basis. This sector is extremely large and highly fragmented where global capabilities and brand are key competitive advantages. As a separate company, Colliers will be strategically positioned to take advantage of significant internal growth opportunities, industry consolidation, pursue tuck-in acquisitions in different geographic regions and expand service offerings while leveraging its global brand in 67 countries around the world. New FSV will be strategically positioned to expand its branded residential property management and property services platforms, expand its geographic footprint, pursue strategic acquisitions and strategically add company-owned operations that meet its criteria;

•	Focused Investment Decision – The Arrangement will provide Shareholders with ownership of two separate investment opportunities, a pure-play global commercial real estate services business and a leading North American property management and services business. Shareholders will retain ownership in both companies immediately after the Effective Date in the same proportionate voting and equity interest, directly or indirectly, in all of the assets currently held by FirstService. Going forward Shareholders will have additional investment flexibility with respect to exposure to each type of investment as they will hold a direct interest in two public companies;

•	Independent Access to Capital – As separate companies, Colliers and New FSV will have independent public currencies and balance sheets, which will provide them with independent access to capital which will result in more focused capital allocation practices, including an appropriately focused alignment of debt capacity and dividend policy with the individual cash generation profile and growth opportunities of each company;

•	Better Ability to Attract, Retain and Motivate Key Employees – The separation of FirstService into two independent public companies will also enable each to provide business specific incentives to key employees. Compensation arrangements can more closely align the role of each employee with the performance of the business that employs them, enhancing each company's ability to better attract, retain and motivate key people;

•	Improved Market Understanding and Valuation – By establishing two separate public companies with independent public reporting and a simplified corporate structure, investors and analysts will be able to more easily evaluate each one on a stand-alone basis relative to competitors, benchmarks and performance criteria specific to their respective industries. This should improve alignment of the two companies with their direct public company peers and facilitate sector-specific analyst coverage for each;

•	Experienced Leadership – Each company will be led by experienced executives who have demonstrated success building FirstService into the success it is today and who have requisite experience to grow their respective companies. Jay S. Hennick, the Founder and CEO of FirstService, will continue to control both public companies, will serve day-to-day as the Executive Chairman of Colliers International and act as the Founder and Chairman of New FSV. Scott Patterson, President and COO of FirstService will assume the role of CEO of New FSV. John Friedrichsen, currently Senior Vice President and CFO of FirstService, will assume those roles at Colliers International and Jeremy Rakusin, FirstService's Vice President of Strategy & Corporate Development, will take on the role of CFO of New FSV. Under the leadership of Jay S. Hennick, FirstService has delivered greater than a 20% compound annual growth rate over its twenty years as a public company;

•	Fairness Opinion – The Board has received and considered the Fairness Opinion and its conclusion that, as of the date thereof and based upon and subject to the scope of the review, analysis undertaken and various assumptions, limitations and qualifications set forth in the Fairness Opinion, the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders;

•	Shareholder and Court Approval – The procedures by which the Arrangement will be approved will be the requirement for approval of the Arrangement by 66⅔% of the votes cast at the Meeting by the holders of FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares, each voting separately as a class, and the requirement for approval of the Arrangement by the Court after a hearing at which fairness to the Shareholders will be considered;

•	Dissent Rights – Registered Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise their Dissent Rights and receive the fair value of their FirstService Shares in accordance with the Plan of Arrangement; and

•	Neutral Tax Treatment – The Arrangement will generally occur on a tax-deferred basis for Shareholders resident in Canada and the United States who hold their FirstService Shares as capital property (in Canada) and capital assets (in the United States).

See "The Arrangement – Background to the Arrangement" and "The Arrangement – Reasons for the Arrangement".

Recommendation of the Board

The Board has unanimously determined that the Arrangement is fair to Shareholders and the Arrangement is in the best interests of FirstService and the holders of FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares, each taken separately as a class. The Board unanimously recommends that Shareholders vote FOR the Arrangement Resolution. See "The Arrangement – Recommendation of the Board".

The members of the Board and the executive officers of FirstService have advised that they intend to vote their shares FOR the Arrangement Resolution and the New FSV Stock Option Plan Resolution, which shares represented, in aggregate, approximately 11.0% of the outstanding FirstService Subordinate Voting Shares and 100% of the outstanding FirstService Multiple Voting Shares, respectively, as of March 16, 2015.

Fairness Opinion

In connection with the evaluation by the Board, the Board received an opinion from William Blair in respect of the fairness, from a financial point of view, to the holders of FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares of the consideration to be received by such Shareholders pursuant to the Arrangement.

The Fairness Opinion is summarized under "The Arrangement – Fairness Opinion", and a copy of the Fairness Opinion, which sets forth the assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken, is attached as Appendix "D" to this Circular. Shareholders are urged to, and should, read the Fairness Opinion in its entirety. The Fairness Opinion is not a recommendation as to how Shareholders should vote in respect of the Arrangement Resolution.

Completion of the Arrangement

Completion of the Arrangement is subject to the conditions precedent in the Arrangement Agreement having been satisfied or, where legally permissible, waived, as applicable, including the following:

(a)	the required Shareholder approval of the Arrangement Resolution having been obtained;

(b)	the Canadian Tax Ruling having been received, not withdrawn or modified and remaining in full force and effect and all of the transactions referred to in the Canadian Tax Ruling as occurring on or prior to the Effective Time having occurred and all conditions or terms of the Canadian Tax Ruling having been satisfied;

(c)	the U.S. Tax Opinion having been received, not withdrawn or modified and all of the transactions referred to in the U.S. Tax Opinion as occurring on or prior to the Effective Time having occurred and all conditions or terms of the U.S. Tax Opinion having been satisfied;

(d)	the Final Order having been obtained; and

(e)	receipt of the required approvals of the TSX and Nasdaq.

The Arrangement Agreement provides for the Articles of Arrangement to be filed with the Director at such time as FirstService deems appropriate, in its sole discretion, after the conditions precedent contained in the Arrangement Agreement have been satisfied or, where legally permissible, waived, as applicable. See "The Arrangement – Arrangement Agreement – Conditions Precedent".

Arrangement Shareholder Approval

At the Meeting, Shareholders will be asked to approve the Arrangement Resolution. In accordance with the Interim Order, the approval of the Arrangement Resolution will require the affirmative vote of:

(a)	not less than 66⅔% of the votes cast at the Meeting by the holders of FirstService Subordinate Voting Shares, voting separately as a class, present in person or represented by proxy at the Meeting;

(b)	not less than 66⅔% of the votes cast at the Meeting by the holders of FirstService Multiple Voting Shares, voting separately as a class, present in person or represented by proxy at the Meeting; and

(c)	not less than a majority of the votes cast at the Meeting by the holders of FirstService Subordinate Voting Shares, voting separately as a class (other than the votes attaching to FirstService Subordinate Voting Shares held, directly or indirectly, by an "interested party" within the meaning of MI 61-101 or otherwise required to be excluded under the requirements of MI 61-101, an "affiliate" of FirstService, within the meaning of the Securities Act (Ontario), and "control persons" of FirstService, within the meaning of OSC Rule 56-501).

The New FSV Stock Option Plan Resolution must be approved by a simple majority of the votes cast by Shareholders in person or by proxy at the Meeting. Shareholder approval of the Arrangement Resolution and the New FSV Stock Option Plan Resolution are conditions precedent to the completion of the Arrangement.

See "Certain Legal and Regulatory Matters – Shareholder Approval", "Certain Legal and Regulatory Matters – Canadian Securities Law Matters" and "Other Arrangement Matters to be Acted Upon".

Court Approval

It is a condition of the Arrangement Agreement that the Interim Order and the Final Order must be obtained from the Court. Prior to the mailing of this Circular, FirstService obtained the Interim Order, which provides for, among other things, the calling and holding of the Meeting, the required Shareholder approval, the Dissent Rights, the notice requirements with respect to the presentation of the application to the Court for the Final Order and other procedural matters. A copy of the Interim Order is attached as Appendix "F" to this Circular.

It is expected that shortly after the Meeting, subject to the approval of the Arrangement Resolution by Shareholders at the Meeting, an application will be made for the Court's final approval of the Arrangement (the Final Order hearing) on April 24, 2015 at 10:00 a.m. (Toronto, Ontario local time). At the hearing for the Final Order, the Court will determine whether to approve the Arrangement in accordance with the legal requirements and the evidence before the Court. Participation in the hearing for the Final Order, including who may participate and present evidence or argument and the procedure for doing so, is subject to the terms of the Interim Order and any subsequent direction of the Court. See "Certain Legal and Regulatory Matters – Court Approval".

Timing

Subject to the receipt of the required Shareholder approval, receipt of the Tax Ruling and Opinion, the issue of the Final Order and receipt of the required approvals of the TSX and Nasdaq, it is anticipated that the Arrangement will be completed (and the New FSV Shares will be distributed) on or about May 1, 2015 (referred to herein as the Effective Date and the Distribution Date). However, completion of the Arrangement is dependent on many factors and it is not possible at this time to determine precisely when the Arrangement will become effective. See "Certain Legal and Regulatory Matters – Timing".

Stock Exchange Listings

The FirstService Subordinate Voting Shares (which will become Colliers Subordinate Voting Shares pursuant to the Arrangement) are currently listed on the TSX and Nasdaq, and on and following the Effective Date (at which time, pursuant to the Arrangement, FirstService will have changed its name to "Colliers International Group Inc." and amalgamated with FCRESI to form Colliers), the Colliers Subordinate Voting Shares will continue to be listed on the TSX and Nasdaq under the new trading symbols "CIG" and "CIGI", respectively. The trading price of the Colliers Subordinate Voting Shares will be determined by the market.

There is no current trading market for the New FSV Subordinate Voting Shares. New FSV has applied to have the New FSV Subordinate Voting Shares listed on the TSX and Nasdaq under the same symbol, "FSV". Listing on the TSX and Nasdaq is subject to New FSV fulfilling all of the respective original listing requirements of the TSX and Nasdaq. The trading price of the New FSV Subordinate Voting Shares will be determined by the market.

See "Certain Legal and Regulatory Matters – Stock Exchange Listings".

Delivery of New FSV Share Certificates

Holders of FirstService Shares need not take any action with respect to the Arrangement. Upon the Arrangement becoming effective, share certificates formerly representing FirstService Shares will represent the Colliers Shares and New FSV Shares, as applicable, to be issued to Shareholders pursuant to the Arrangement. As soon as practicable after the Effective Date, there will be delivered to each Shareholder of record as at the close of business on the Distribution Record Date, certificates representing the New FSV Shares to which such holder is entitled pursuant to the Arrangement. The certificates representing FirstService Shares will continue to represent a like number of Colliers Shares until replaced against transfer. Shareholders as at the close of business on the Distribution Record Date are not required to take any action, including making any payments in cash or exchanging or delivering their FirstService Shares, to receive New FSV Shares. See "The Arrangement – Delivery of New Share Certificates".

Dissenting Shareholders' Rights

If you are a Registered Shareholder, you are entitled to dissent from the Arrangement Resolution in the manner provided in Section 185 of the OBCA, as modified by the Plan of Arrangement, the Interim Order and any other order of the Court. In order to exercise Dissent Rights, you must ensure that a Dissent Notice is received by the Corporate Secretary of FirstService at its office located at 1140 Bay Street, Suite 4000, Toronto, Ontario, Canada M5S 2B4, no later than 5:00 p.m. (Toronto, Ontario local time) on the second Business Day preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

If the Arrangement is completed, Dissenting Shareholders are entitled to be paid the fair value of their Dissenting Shares and will not be entitled to any other payment or consideration. It is recommended that you seek independent legal advice if you wish to exercise Dissent Rights.

For further details, see the section entitled "Dissenting Shareholders' Rights".

Certain Canadian Federal Income Tax Considerations

Canadian Tax Ruling

The Canadian Tax Ruling that has been requested from the CRA seeks to confirm that the Arrangement generally will occur on a tax-deferred basis for FirstService and New FSV, and for Shareholders resident in Canada who hold their FirstService Shares as capital property and who do not choose to recognize a capital gain or a capital loss on such shares. Although FirstService expects to receive the requested Canadian Tax Ruling, no assurances can be given in this regard. The Arrangement is conditional upon the receipt of the requested Canadian Tax Ruling.

See "Certain Canadian Federal Income Tax Considerations".

Non-Dissenting Shareholders

Generally, a non-Dissenting Shareholder that is resident in Canada for purposes of the Tax Act who holds its FirstService Shares as capital property will be entitled to decide whether to indirectly exchange its FirstService Shares for Colliers Shares and New FSV Shares, as applicable, on a fully taxable basis or to obtain a full or partial tax deferral for purposes of the Tax Act.

A non-Dissenting Shareholder that is resident in Canada for purposes of the Tax Act who is not an Eligible Holder, or a non-Dissenting Shareholder that is resident in Canada for purposes of the Tax Act who is an Eligible Holder that does not make the joint Tax Election described below, will obtain a full tax deferral in respect of such exchange, except where such holder chooses to recognize a capital gain or a capital loss on such exchange by including in computing income for the relevant taxation year any portion of such capital gain or capital loss. A non-Dissenting Shareholder that is resident in Canada for purposes of the Tax Act who is an Eligible Holder may make a joint Tax Election with New FSV pursuant to section 85 of the Tax Act. In the Tax Election, such holder may decide to obtain full, partial or no tax deferral in respect of such exchange. Eligible Holders who wish to make a Tax Election can obtain the Tax Election materials by e-mailing firstservice.tax.election@ca.pwc.com or by calling 1-855-348-5088.

Generally, a non-Dissenting Shareholder that is not resident in Canada for purposes of the Tax Act who does not hold its FirstService Shares as "taxable Canadian property" for purposes of the Tax Act will not be subject to Canadian income tax as a result of the transactions in the Arrangement.

See "Certain Canadian Federal Income Tax Considerations".

Dissenting Shareholders

Generally, a Dissenting Shareholder that is resident in Canada for purposes of the Tax Act will be subject to tax (as a deemed dividend) on the difference between the fair value received for their Dissenting Shares and the average Paid-Up Capital of such shares. Such holder may also realize a capital gain or capital loss to the extent that their adjusted cost base differs from the average Paid-Up Capital of such shares.

Generally, a Dissenting Shareholder that is not resident in Canada for purposes of the Tax Act will be subject to Canadian withholding tax on the difference between the fair value received for their Dissenting Shares and the average Paid-Up Capital of such shares.

See "Certain Canadian Federal Income Tax Considerations".

Certain U.S. Federal Income Tax Considerations

Some of the tax consequences of the distribution of the New FSV Shares are summarized below. The discussion below is a general summary that is intended to be supplemented by the discussion under "Certain U.S. Federal Income Tax Considerations". As described in more detail under "Certain U.S. Federal Income Tax Considerations", the discussion of the U.S. federal income tax considerations herein applies to you only if you are a U.S. Holder of FirstService Shares for U.S. tax purposes and does not apply to you if you are a non-U.S. Holder or if you are subject to special rules or are otherwise excluded from the discussion. The following section assumes that the description of the Arrangement is materially correct. FirstService believes that Section 355 of the U.S. Code should apply to the deemed distribution of New FSV Shares to the U.S. Holders of FirstService Shares. The characterization of the Arrangement for U.S. federal income tax purposes is complex and there is no certainty that the IRS or the Courts will agree with the intended treatment. Accordingly, each U.S. Holder is urged to consult its own tax advisor regarding the proper treatment of the Arrangement for U.S. federal income tax purposes.

If Section 355 of the U.S. Code applies to the distribution of New FSV Shares to the U.S. Holders of FirstService Shares, then, in general, no gain or loss will be recognized for U.S. federal income tax purposes by the U.S. Holders by reason of the receipt of said distribution. The U.S. Holders' former tax bases in the FirstService Shares will be allocated between those shares and the New FSV Shares received in proportion to their fair market values, and each U.S. Holder's holding period for the New FSV Shares received pursuant to the Arrangement will include the holding period of such holder for the FirstService Shares with respect to which such New FSV Shares are received.

It is possible that the IRS could seek to characterize the distribution in a manner that results in tax consequences that are different from those described above. For example, the IRS could assert that the distribution of the New FSV Shares should be treated as a taxable dividend. If the distribution were treated as a dividend, U.S. Holders will be required to include the fair market value of the New FSV Shares received pursuant to the Arrangement in gross income as a dividend to the extent of the current and accumulated "earnings and profits" of FirstService.

For a further discussion of the U.S. tax treatment of the Arrangement, including treatment of your Colliers Shares, please see the discussions under "Certain U.S. Federal Income Tax Considerations".

Risk Factors

Shareholders should be aware that there are various risks in connection with the Arrangement and the ownership of securities of Colliers and New FSV after the Arrangement. In deciding whether to approve the Arrangement Resolution, Shareholders should carefully consider the risk factors described in the section of this Circular entitled "Risk Factors".

Selected Pro Forma Financial Information

The following is a summary of: (a) selected financial and pro forma financial information for FirstService and Colliers, respectively, for the year ended December 31, 2014, prior to and after giving effect to the Arrangement; and (b) selected pro forma financial information for New FSV for the year ended December 31, 2014, after giving effect to the Arrangement. The following is a summary only and must be read in conjunction with: (i) the audited consolidated financial statements of FirstService for the year ended December 31, 2014, along with the corresponding management's discussion and analysis, as specifically incorporated by reference into this Circular; (ii) the unaudited pro forma financial statements of Colliers set out in Appendix "M"; (iii) the audited carve-out combined financial statements in relation to New FSV for the year ended December 31, 2014, along with the corresponding management's discussion and analysis thereon set out in Appendix "K"; and (iv) the unaudited pro forma financial statements in relation to New FSV set out in Appendix "L". Please refer to the notes to the pro forma financial statements which disclose the pro forma assumptions and adjustments.

	FirstService Year Ended December 31, 2014 prior to giving effect to the Arrangement	Colliers Pro Forma Year Ended December 31, 2014 after giving effect to the Arrangement	New FSV Pro Forma Year Ended December 31, 2014 after giving effect to the Arrangement
(US$ thousands, except per share amounts)

Operations
Revenues	$2,714,273	$1,582,271	$1,132,002
Operating earnings	134,427	88,806	45,621
Net earnings
Continuing operations	89,399	57,507	26,192
Discontinued operations	1,537	1,537	-
	90,936	59,044	26,192

Net earnings per common share from continuing operations
Basic	1.16	0.64	0.36
Diluted	1.15	0.64	0.36

Financial position
Total assets	1,639,427	1,263,240	615,544
Long-term debt	493,348	493,348	239,357
Redeemable non-controlling interests	230,992	150,066	80,926
Shareholders' equity	233,215	65,466	157,749

Other data
Adjusted EBITDA(1)	221,745	146,748	74,997
Adjusted EPS(1)	2.73	1.74	0.84

Note:

(1)	"Adjusted EBITDA" and "Adjusted EPS" are financial measures that are not calculated in accordance with U.S. GAAP. For a reconciliation of these non-U.S. GAAP measures to the most directly comparable U.S. GAAP financial measures: (a) for FirstService, please see "Reconciliation of non-GAAP financial measures" in FirstService's management's discussion and analysis as at and for the year ended December 31, 2014 (which is incorporated herein by reference); (b) for Colliers, please see "Information Concerning Colliers Post-Arrangement – Summary of Pro Forma Financial Information"; and (c) for New FSV, please see "Information Concerning New FSV Post-Arrangement – Summary of Pro Forma Financial Information".

THE MEETING

Time, Date and Place

The Meeting will be held at The Design Exchange, 234 Bay Street, Toronto-Dominion Centre, Toronto, Ontario M5K 1B2 on Tuesday, April 21, 2015, at 4:00 p.m. (Toronto time).

Record Date for Notice and Shareholders Entitled to Vote

The Board has fixed the close of business on Friday, March 20, 2015 for the determination of Shareholders entitled to receive notice of, to attend and to vote at the Meeting, or any adjournment(s) or postponement(s) thereof. At the Meeting, each FirstService Subordinate Voting Share entitles the holder thereof to one (1) vote per FirstService Subordinate Voting Share and each FirstService Multiple Voting Share entitles the holder thereof to twenty (20) votes per FirstService Multiple Voting Share.

Business of the Meeting

At the Meeting, Shareholders will be asked to consider and, if applicable, vote upon the Annual Meeting Matters. See "Annual Meeting Matters". In addition, Shareholders will be asked to consider and vote upon the Arrangement Resolution and, if the Arrangement Resolution is approved, to consider and vote upon the New FSV Stock Option Plan Resolution. See "The Arrangement" and "Other Arrangement Matters to be Acted Upon".

Voting Options

Voting By Registered Shareholders

You are a Registered Shareholder if your FirstService Shares are held in your name or if you have a certificate for FirstService Shares. As a Registered Shareholder you can vote in the following ways:

In Person :	Attend the Meeting and register with the transfer agent, TMX Equity Transfer Services, upon your arrival. Do not fill out and return your proxy if you intend to vote in person at the Meeting
Mail:	Enter voting instructions on, and sign, the form of proxy and send your completed proxy form to: TMX Equity Transfer Services 200 University Avenue, Suite 300 Toronto, Ontario, M5H 4H1
Fax:	416-595-9593 – Please scan and fax both pages of your completed, signed form of proxy
Internet:	Go to www.voteproxyonline.com. Enter your 12-digit control number printed on the form of proxy and follow the instructions on the website to vote your FirstService Shares.
Questions:	Call Kingsdale Shareholder Services at 1-866-581-0506 (toll-free within North America) or 416-867-2272 (collect call outside North America).

Voting for Non-Registered FirstService Shareholders

If your FirstService Shares are not registered in your own name, they will be held in the name of a "nominee", usually a bank, trust company, securities dealer or other financial institution and, as such, your nominee will be the entity legally entitled to vote your FirstService Shares and must seek your instructions as to how to vote your FirstService Shares.

If you have any questions or require more information with respect to voting your FirstService Shares at the Meeting, please contact our proxy solicitation agent, Kingsdale Shareholder Services, by e-mail at contactus@kingsdaleshareholder.com or by telephone at 1-866-581-0506 (toll-free within North America) or 416-867-2272 (outside North America).

ANNUAL MEETING MATTERS

Receipt of Financial Statements

The audited consolidated financial statements of FirstService for the fiscal year ended December 31, 2014 and the report of the auditors' thereon will be presented to the Meeting. No vote by the Shareholders with respect thereto is required. If any Shareholders have questions regarding such financial statements, the questions may be brought forward at the Meeting.

The audited consolidated financial statements of FirstService for the fiscal year ended December 31, 2014 and the report of the auditors' thereon and management's discussion and analysis relating thereto are included in the 2014 Annual Report of FirstService sent to shareholders.

Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Accountants and Licensed Public Accountants, are the independent auditors of FirstService and have served as its auditors since May 23, 1995. Management recommends that shareholders reappoint PricewaterhouseCoopers LLP as the auditors of FirstService to hold office until the close of the next annual meeting of the Shareholders, and to authorize the Board to fix the remuneration of the auditors. It is intended that the persons named in the accompanying form of proxy (provided the same is duly executed in their favour and is duly deposited), unless their authority to do so has been withheld, will vote the shares represented thereby in favour of appointing PricewaterhouseCoopers LLP as the auditors of FirstService and authorizing the directors of FirstService to fix their remuneration.

From time to time, PricewaterhouseCoopers LLP also provides non-audit services to FirstService and its subsidiaries. The Audit Committee of FirstService has considered whether the provision of non-audit services is compatible with maintaining PricewaterhouseCoopers LLP's independence and has concluded that it is. Total fees paid to PricewaterhouseCoopers LLP in fiscal 2014 were approximately US$2,719,300. Of such amount, US$2,227,700 related to audit fees (being fees billed by FirstService's external auditor for audit services, including subsidiary audits), US$19,000 related to audit-related fees (being fees billed for statutory audits or assurance and related services by FirstService's external auditor that are reasonably related to the performance of the audit or review of FirstService's financial statements and are not reported under audit fees), US$463,500 related to tax fees (being the fees billed for professional services rendered by FirstService's external auditor for tax compliance, tax advice and tax planning) and US$9,100 related to all other fees (being fees for licensing and subscriptions to accounting and tax research tools). In addition, US$170,200 in administration and out-of-pocket expenses were reimbursed in fiscal 2014 to PricewaterhouseCoopers LLP. For more information on the Audit Committee of FirstService, consult the 2014 Annual Information Form available at www.sedar.com.

Election of Directors

The Board currently consists of nine directors. Pursuant to the articles of FirstService, the number of directors to be elected by the shareholders shall be a minimum of one and a maximum of twenty. The Board proposes to nominate the following nine individuals for election by the Shareholders at the Meeting as directors of FirstService: Peter F. Cohen, David R. Beatty, Brendan Calder, John (Jack) P. Curtin, Jr., Bernard I. Ghert, Michael D. Harris, Jay S. Hennick, Frederick F. Reichheld and Michael Stein. Each director elected will hold office until the next annual meeting of FirstService, or until his successor is duly elected or appointed, unless: (i) his office is earlier vacated in accordance with the articles and by-laws of FirstService; or (ii) he becomes disqualified to act as a director. All of the nominees are currently directors of FirstService.

Unless provided to the contrary, the persons named in the accompanying form of proxy (if the same is duly executed in their favour and is duly deposited) will vote the shares represented thereby in favour of electing as directors the nominees named below. In case any of the following nominees should become unavailable for election for any reason, unless provided to the contrary, the persons named in the accompanying form of proxy will vote the shares represented thereby in favour of electing the remaining nominees and such other substitute nominees as a majority of the directors of FirstService may designate in such event.

FirstService has adopted a policy for non-contested meetings whereby Shareholders vote separately for each director nominee and each director to be elected at a meeting of Shareholders must be elected by a majority (50% + 1 vote) of the votes cast with respect to his or her election. Any director nominee must immediately tender his or her resignation to the Board if he or she is not elected by at least a majority (50% + 1 vote) of the votes cast with respect to his or her election even though duly elected as a matter of corporate law. Such director nominee's resignation to the Board must be effective when accepted by the Board. The Board shall determine whether or not to accept a director nominee's resignation tendered pursuant to the policy within 90 days after the date of the relevant shareholders' meeting. The Board shall accept the resignation absent exceptional circumstances. FirstService will promptly issue a press release announcing the resignation of the director or explaining the reasons justifying its decision not to accept such resignation.

The following information is submitted with respect to the individuals proposed to be nominated for election as directors at the Meeting:

David R. Beatty, c.m., o.b.e. Ontario, Canada Age: 73	Mr. Beatty is currently the Chairman and Chief Executive Officer of Beatinvest Limited (an investment company), Director of the Clarkson Centre for Business Ethics and Board Effectiveness and Adjunct Professor of Strategic Management at The Rotman School of Management, University of Toronto. Mr. Beatty was previously the founding Managing Director of the Canadian Coalition for Good Governance, founding Chairman of Orogen Minerals Limited, Chairman and Chief Executive Officer of Old Canada Investment Corporation Limited and President of Weston Foods. Mr. Beatty is Honorary Consul to Canada for the Government of Papua New Guinea and in 1993 was awarded the O.B.E. In 2013, he was awarded the Order of Canada for his work in corporate governance. A graduate in economics from the University of Toronto (Trinity College), he was a Nuffield Scholar at the University of Cambridge (Queens' College) where he obtained an M.A. in Economics.

Director Since: May 15, 2001

Independent
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(2)
Areas of Expertise:	Board Audit Compensation Governance (Chair)	4 of 4 1 of 1 4 of 4 1 of 1	100% 100% 100% 100%	FirstService Subordinate Voting Shares Total Value of Securities(11)		45,560 US$2,317,182
• Governance	FirstService Stock Options Held(12)
• Compensation	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
• Public Policy	Feb. 17, 2012	Feb. 17, 2017	5,000	US$31.86	5,000	US$95,000
• Real Estate	Feb. 15, 2013	Feb. 15, 2018	5,000	US$31.03	5,000	US$99,150
• Management	Public Board Memberships During the Last Five Years
	Walter Energy, Inc. Inmet Mining Corporation (Chair: 2009 – 2013) Bank of Montreal Western Coal Corp.				2011 – 2014 2003 – 2013 1992 – 2012 2009 – 2011

Brendan Calder Ontario, Canada Age: 68	Mr. Calder has been an Adjunct Professor and an Entrepreneur in Residence at the Rotman School of Management, University of Toronto since 2001 (currently conducting the MBA course, GettingItDone), is Chair of Rotman's Desautels Centre for Integrative Thinking, was the founding Chair of the Rotman International Centre for Pension Management and is a Senior Fellow at Massey College. Mr. Calder was with CIBC Mortgages, Inc. and served as that company's Chair, President and CEO from 1995 to 2000. Mr. Calder is also past Chair of the Peter F. Drucker Canadian Foundation and The Toronto International Film Festival Group and was a director of the public entities listed below. He is a director of EllisDon Corporation and Equity Financial Holdings Inc. Mr. Calder holds a Bachelor of Mathematics degree from the University of Waterloo and attended the Advance Management Program at Harvard University. Mr. Calder is an Institute of Corporate Directors certified director (ICD.D).

Director Since: June 14, 1996

Independent
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(3)
	Board Compensation (Chair) Governance	4 of 4 4 of 4 1 of 1	100% 100% 100%	FirstService Subordinate Voting Shares Total Value of Securities(11)		19,033 US$968,018
Areas of Expertise:	FirstService Stock Options Held(12)
• Governance	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
• Finance	Feb. 17, 2012	Feb. 17, 2017	5,000	US$31.86	5,000	US$95,000
• Management	Feb. 15, 2013	Feb. 15, 2018	5,000	US$31.03	5,000	US$99,150
Public Board Memberships During the Last Five Years
	Coventree Inc. (Chair: 2007 – 2011)				2005 – 2011

Peter F. Cohen Ontario, Canada Age: 62	Mr. Cohen is a Chartered Accountant and a former partner in an audit practice of a public accounting firm. Mr. Cohen is currently the Chair of the Board of FirstService and President and Chief Executive Officer of the Dawsco Group, a private real estate and investment company owned by Mr. Cohen and his family. Mr. Cohen was a co-founder and Chairman and Chief Executive Officer of Centrefund Realty Corporation, a publicly traded shopping center investment company until August 2000 when control of the company was sold. Mr. Cohen serves as the Treasurer and a Director of the Sinai Health System and is the Co-Chair of the Resources Committee and Building and Development Committee.

Director Since: March 30, 1990
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(4)
Chair of the Board Since: May 2005	Board (Chair) Audit Governance	4 of 4 5 of 5 1 of 1	100% 100% 100%	FirstService Subordinate Voting Shares Total Value of Securities(11)		180,000 US$9,154,800
Independent	FirstService Stock Options Held(12)
Areas of Expertise:	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
• Governance	Feb. 17, 2012	Feb. 17, 2017	5,000	US$31.86	5,000	US$95,000
• Real Estate	Feb. 15, 2013	Feb. 15, 2018	5,000	US$31.03	5,000	US$99,150
• Accounting	Public Board Memberships During the Last Five Years
• Management	None

John (Jack) P. Curtin, Jr. Ontario, Canada Age: 64	Mr. Curtin is an Advisory Director in the Investment Banking Division of Goldman, Sachs & Co. in Toronto and New York. From July 2010 to December 2014, Mr. Curtin served as Chairman and Chief Executive of Goldman Sachs Canada Inc. From 2003 to July 2010, Mr. Curtin was Chairman of Goldman Sachs Canada Inc. From 1999 to 2003, Mr. Curtin was an Advisory Director of Goldman, Sachs & Co. in New York. From 1995 to 1999, Mr. Curtin was Chief Executive of Goldman Sachs Canada Inc. in Toronto. Prior to this assignment, Mr. Curtin was co-head of Global Money Markets and Chairman of Goldman Sachs Money Markets LP. Mr. Curtin moved to Money Markets in 1987 after serving as head of Fixed Income Syndicate/New Issues. Mr. Curtin joined the firm in 1976 in the Corporate Finance Department and was named partner in 1988 and managing director in 1996. Mr. Curtin is also a member of the Board of Directors of Cadillac Fairview Corporation and the Art Gallery of Ontario Foundation. He serves as a Director of the Canada/United States Fulbright Foundation. Mr. Curtin is a former governor of the Toronto Stock Exchange, a former director of Brascan Corporation, Maxxcom Corporation and the Investment Dealers Association of Canada. Mr. Curtin served as a trustee of Lakefield College School as well as Royal St. George's College. Mr. Curtin received an MBA from Harvard in 1976 and his BA from Williams College in 1972.
Director Since: February 10, 2015 Independent
Areas of Expertise: • Governance • Real Estate • Finance
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(8)
	N/A	N/A	N/A	FirstService Subordinate Voting Shares		10,560
				Total Value of Securities(11)		US$537,082
	FirstService Stock Options Held(12)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Feb. 13, 2015	Feb. 13, 2020	5,000	US$57.83	5,000	N/A
	Public Board Memberships During the Last Five Years
	None.

Michael D. Harris, icd.d Ontario, Canada Age: 70	Mr. Harris was elected the twenty-second Premier of the Province of Ontario on June 8, 1995 and then re-elected in 1999, at the time making him the first Ontario Premier in over 30 years to form a second consecutive majority government. After leaving office in April 2002, Mr. Harris joined the law firm of Goodmans LLP as a Consultant and Senior Business Advisor until February 28, 2010. On March 1, 2010, Mr. Harris joined Cassels Brock & Blackwell LP as Senior Business Advisor until September 15, 2013. On September 16, 2013, Mr. Harris joined Fasken Martineau DuMoulin LLP as Senior Business Advisor. Mr. Harris is President of his own consulting firm, Steane Consulting Ltd., and, in this capacity, acts as a consultant to various Canadian companies. Mr. Harris also serves as a director on several corporate public company boards listed below as well as the board of the Luminato Festival and, until 2014, the board of Tim Horton Children's Foundation. Mr. Harris is the Honorary Chair of the North Bay District Hospital Capital Campaign and the Nipissing University and Canadore College Capital Campaign. Mr. Harris is also a Senior Fellow with the Fraser Institute, a leading Canadian economic, social research and education organization, and an Institute of Corporate Directors certified director (ICD.D).

Director Since: June 26, 2006

Independent
	Board & Committees		Attendance		Securities Owned, Controlled or Directed(1)(6)
	Board Compensation		4 of 4 4 of 4	100% 100%	FirstService Subordinate Voting Shares	14,889
Areas of Expertise:					Total Value of Securities(11)	US$757,255
• Governance	FirstService Stock Options Held(12)
• Public Policy	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Feb. 17, 2012	Feb. 17, 2017	5,000	US$31.86	5,000	US$95,000
	Feb. 15, 2013	Feb. 15, 2018	5,000	US$31.03	5,000	US$99,150
	Public Board Memberships During the Last Five Years
	Canaccord Genuity Group Inc. Chartwell Retirement Residences Route1 Inc. Element Financial Corporation Magna International Inc. Augen Capital Corp. EnGlobe Corp.				2004 – Present 2003 – Present 2009 – Present 2011 – Present 2003 – 2012 2008 – 2010 2004 – 2011

Bernard I. Ghert, c.m. Ontario, Canada Age: 75	Mr. Ghert was previously President and Chief Executive Officer of the Cadillac Fairview Corporation Limited from 1981 to 1987 and President of Stelworth Investments Inc. from 1987 to 1992. Mr. Ghert has been a director of many organizations in the private and public sectors, including Cadillac Fairview, Stelworth, CT Financial and Canada Trust, Wellington Insurance and the Canada Deposit Insurance Corporation. Mr. Ghert has served as Director of the Managers of several Middlefield Funds, President of the Canadian Institute of Public Real Estate Companies and was a former member of the Advisory Board of the Office of the Superintendent of Financial Institutions. Mr. Ghert currently is Chairman of the Independent Review Committee of Middlefield Fund Management Limited, President of the B.I. Ghert Family Foundation, President of Coppi Holdings Ltd., a Director on Sinai Health System's Board and Past Chair of the Mount Sinai Hospital Board of Directors.

Director Since: June 23, 2004

Independent
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(5)
	Board Audit (Chair)	4 of 4 5 of 5	100% 100%	FirstService Subordinate Voting Shares		24,679
Areas of Expertise:				Total Value of Securities(11)		US$1,255,174
• Governance	FirstService Stock Options Held(12)
• Finance	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
• Real Estate	Feb. 17, 2012	Feb. 17, 2017	5,000	US$31.86	5,000	US$95,000
	Feb. 15, 2013	Feb. 15, 2018	5,000	US$31.03	5,000	US$99,150
	Public Board Memberships During the Last Five Years

Chairman of the Independent Review Committee of Middlefield Fund Management Limited, as General Partner of the following:

Resource Funds: MRF 2008 Resource Limited Partnership (2008 to 2010), MRF 2009 Resource Limited Partnership (2009 to 2011), Discovery 2008 Flow-Through Limited Partnership (2008 to 2010) and Discovery 2009 Flow-Through Limited Partnership (2009 to present)

Chairman of the Independent Review Committee of Middlefield Limited, as Manager of the following (as of December 1, 2009, except where noted):

TSX-Listed Funds: ACTIVEnergy Income Fund (as of September 25, 2009), COMPASS Income Fund, INDEXPLUS Income Fund, MINT Income Fund, Middlefield Tactical Energy Corporation (formerly, OilSands Canada Corporation), Uranium Focused Energy Fund, YIELDPLUS Income Fund, Pathfinder Convertible Debenture Fund (as of December 21, 2009), Convertible Debenture Trust (as of December 21, 2009), GMIncome & Growth Fund (as of October 20, 2010) and INDEXPLUS Dividend Fund (as of February 18, 2011)

Resource Funds: MRF 2010 Resource Limited Partnership (as of December 11, 2009), Discovery 2010 Flow-Through Limited Partnership (as of March 3, 2010) and MRF 2011 Resource Limited Partnership (as of December 10, 2010)

Middlefield Mutual Funds Limited (a mutual fund corporation comprising a number of outstanding classes of mutual funds)

					2007 – Present

Jay S. Hennick Ontario, Canada Age: 58	Mr. Hennick is the CEO and Founder of FirstService. In 1998, Mr. Hennick was awarded Canada's Entrepreneur of the Year, in 2001 he was named Canada's CEO of the Year by Canadian Business Magazine and in 2011, received an honorary Doctorate of Laws from York University and the University of Ottawa. Mr. Hennick currently serves as Chairman of the Board of Directors of the Sinai Health System, in Toronto and is the immediate past Chair of The Mount Sinai Hospital Board of Directors. In addition, Mr. Hennick has endowed the Jay S. Hennick JD-MBA Program at the Faculty of Law and School of Management at the University of Ottawa Law School, his alma mater, and The Hennick Centre for Business and Law, a joint program of the Osgoode Hall Law School and the Schulich School of Business at York University. Mr. Hennick holds a Bachelor of Arts degree from York University in Toronto and a Doctorate of Laws from the University of Ottawa.

Director Since: May 30, 1988

Non-Independent
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(7)
	Board	4 of 4	100%	FirstService Subordinate Voting Shares FirstService Multiple Voting Shares	2,273,526 1,325,694
Areas of Expertise:				Total Value of Securities(11)	US$183,056,329
• Management	FirstService Stock Options Held
• Real Estate • Finance	None. Mr. Hennick is not eligible to participate in the FirstService Stock Option Plan or to receive grants of FirstService Stock Options thereunder. See "Executive Compensation – FirstService MSA" in Appendix "O" to this Circular.
Public Board Memberships During the Last Five Years
None.

Frederick F. Reichheld Massachusetts, USA Age: 63	Since 1977, Mr. Reichheld has been employed at Bain & Company, Inc., a global business consulting firm, and was elected to the partnership at Bain in 1982. Mr. Reichheld is the creator of the Net Promoter® system of management and founded Bain's Loyalty practice, which helps clients achieve superior results through improvements in customer, employee, partner and investor loyalty and has also served in a variety of other roles, including as a member of Bain & Company's Worldwide Management, Nominating, and Compensation Committees. In January 1999, he was elected by the firm to become the first Bain Fellow. Mr. Reichheld is a frequent speaker to major business forums and groups of CEOs and senior executives worldwide and has authored several books, including The Loyalty Effect: The Hidden Force Behind Growth, Profits, and Lasting Value (Harvard Business School Press, 1996), The Loyalty Rules!: How Today's Leaders Build Lasting Relationships (Harvard Business School Press 2003), The Ultimate Question (Harvard Business School Press, 2006) and The Ultimate Question 2.0 (Harvard Business School Press 2011). Mr. Reichheld received his BA from Harvard College and his MBA from Harvard Business School.
Director Since: April 8, 2014 Independent
Areas of Expertise: • Consulting/Professional Services • Competitive Strategy
• Service Quality	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(8)
• Customer and Employee Loyalty	Board	3 of 3	100%	FirstService Subordinate Voting Shares		2,000
				Total Value of Securities(11)		US$101,720
FirstService Stock Options Held(12)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Nov. 17, 2014	Nov. 17, 2019	5,000	US$51.56	5,000	Nil
Public Board Memberships During the Last Five Years
	Rackspace Hosting, Inc.					2008 – Present

Michael Stein Ontario, Canada Age: 63	Mr. Stein is the founder, Chairman and CEO of the MPI Group, a property development and investment group with a track record in incubating, investing in, and managing successful companies. Between 1978 and 1987, Mr. Stein held progressively senior positions with the Mortgage Insurance Company of Canada, ultimately holding the position of Executive Vice-President responsible for operations. Mr. Stein is a founder of CAPREIT, Canada's first TSX listed apartment REIT, where he continues to serve as chairman. He is a director of City Financial Investment Company Limited, a United Kingdom FCA regulated asset management company. He currently serves as a director of McEwen Mining Inc. (NYSE/TSX), chairman of Cliffside Capital Ltd. (TSX-V) and previously served as a director of Goldcorp Inc. Mr. Stein is a graduate engineer and has an MBA in finance and international business from Columbia University.

Director Since: December 12, 2013
Board & Committees	Attendance	Securities Owned, Controlled or Directed(1)(9)
Independent	Board Audit	4 of 4 4 of 4	100% 100%	FirstService Subordinate Voting Shares	10,000
Areas of Expertise:	Total Value of Securities(11)	US$508,600
• Real Estate	FirstService Stock Options Held(12)
• Management	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
• Human Resources	Dec. 12, 2013	Dec. 12, 2018	5,000	US$40.66	5,000	US$51,000
• Governance	Public Board Memberships During the Last Five Years
• Finance • Capital Markets	Canadian Apartment Properties REIT (Chair) McEwan Mining Inc. Cliffside Capital Ltd. Minera Andes Inc.	1997 – Present 2012 – Present 2014 – Present 2009 – 2012

___________

Notes:

(1)	Securities relates to FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares. See "Information Concerning FirstService Pre-Arrangement – Principal Holders of FirstService Shares". The information contained herein as to securities beneficially owned, or controlled or directed, directly or indirectly is based upon information furnished to FirstService by the respective director nominees.

(2)	Mr. Beatty owns all of the shares listed directly other than 5,560 FirstService Subordinate Voting Shares, which are owned by Beatinvest Limited, which Mr. Beatty controls or directs.

(3)	17,025 FirstService Subordinate Voting Shares are held in a registered retirement savings plan of which Mr. Calder is the annuitant. Mr. Calder owns the remainder of the shares listed directly.

(4)	The Dawsco Group, which Mr. Cohen controls or directs, owns 100,000 FirstService Subordinate Voting Shares. The Ricky and Peter Cohen Family Foundation, an entity which Mr. Cohen controls or directs, is the holder of 60,000 FirstService Subordinate Voting Shares. Mr. Cohen owns the remainder of the shares listed directly.

(5)	1306159 Ontario Limited, a corporation which Mr. Ghert controls or directs, is the direct holder of 888 FirstService Subordinate Voting Shares. The B.I. Ghert Family Foundation, an entity which Mr. Ghert controls or directs, is the direct holder of 2,300 FirstService Subordinate Voting Shares. Mr. Ghert owns 777 FirstService Subordinate Voting Shares in a life income fund. The remainder of the shares listed are directly owned by Mr. Ghert.

(6)	Steane Consulting Limited, a corporation which Mr. Harris controls or directs, is the holder of 4,889 FirstService Subordinate Voting Shares. Mr. Harris owns the remainder of the shares listed directly.

(7)	Beneficially owns, or controls or directs, directly or indirectly, FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares as described under "Information Concerning FirstService Pre-Arrangement – Principal Holders of FirstService Shares". Henset Capital Inc., an entity which Mr. Hennick controls or directs, is the holder of 2,273,526 FirstService Subordinate Voting Shares and 1,325,694 FirstService Multiple Voting Shares. Mr. Hennick also has rights under the Long Term Arrangement. See "Executive Compensation – FirstService MSA" in Appendix "O" to this Circular.

(8)	Mr. Reichheld owns all of the shares listed directly. Mr. Reichheld became a director of FirstService on April 8, 2014.

(9)	Mr. Stein owns all of the shares listed directly.

(10)	Mr. Curtin owns all of the shares listed directly.

(11)	Determined using the closing price per FirstService Subordinate Voting Share on Nasdaq on December 31, 2014 of US$50.86.

(12)	The FirstService Stock Options vest 10% on the grant date, 15% on the first anniversary, 20% on the second anniversary, 25% on the third anniversary and the balance on the fourth anniversary of the grant date. Notwithstanding the foregoing, the vesting of the noted options held by each non-employee director is accelerated, such that they become immediately fully vested and exercisable, in the event that such director does not stand for re-election, resigns as a director or fails to be re-elected as a director, in each case, in circumstances where there is no willful and substantial breach of such director's fiduciary duties or other legal obligations to FirstService. The expiration date is the fifth anniversary of the grant date. All FirstService Stock Options held by each non-employee director were awarded in lieu of receiving a portion of the annual director retainer for a period of one year. See "Executive Compensation – Compensation of Directors" in Appendix "O" to this Circular. The value of the FirstService Stock Options was determined using the closing price per FirstService Subordinate Voting Share on Nasdaq on December 31, 2014 of US$50.86 less the exercise price of the applicable stock options.

Following the Meeting, FirstService will issue a news release disclosing, among other things, the detailed results of the vote for the election of directors in accordance with the rules of the TSX.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of the knowledge of FirstService and based upon information provided to it by the proposed directors for election to the Board, none of the proposed directors:

(a)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including FirstService) that: (i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company (including FirstService) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

except for: (i) David R. Beatty who was a director of Thistle Mining Inc. ("Thistle") when Thistle announced on December 21, 2004 that it intended to undertake a restructuring under the Companies' Creditors Arrangement Act. While Thistle completed the restructuring on June 30, 2005, its common shares were suspended from trading on the Alternative Investment Market from June 30, 2005 to July 13, 2005 and its common shares were suspended from trading on the TSX on December 31, 2004 due to the restructuring until Thistle delisted in February 2006. Mr. Beatty is no longer a director of Thistle; (ii) Michael D. Harris who (A) was a director of Grant Forest Products Inc., an Ontario corporation, which, among others, filed for and obtained protection under the Companies' Creditors Arrangement Act on June 25, 2009 and (B) was a director of Naturade, Inc., a company publicly traded in the United States, from December 2005 until August 2006, which company, within a year after Mr. Harris' resignation as a director, filed for reorganization under Chapter 11 of the US Bankruptcy Code; and (iii) Brendan Calder, who was a director of Coventree Inc. ("Coventree"). In 2009, staff of the OSC commenced proceedings against Coventree with respect to alleged breaches of Ontario securities laws relating to Coventree's continuous disclosure obligations. In September 2011, the OSC released its decision and concluded that Coventree breached sections 75(1) and 75(2) of the Securities Act (Ontario). In a decision released on November 9, 2011, the OSC ordered Coventree to pay an administrative penalty of $1 million and $250,000 of OSC costs. The OSC also ordered that trading in any securities by Coventree cease and that any Ontario securities law exemptions not apply to Coventree until its winding up is completed, provided that these orders will not prevent the winding up of Coventree or trades in securities reasonably related to that winding up. Mr. Calder was a director of Coventree in 2007 during the period of time to which the OSC proceedings relate, however no proceedings were brought against Mr. Calder in his individual capacity with respect to these matters. Mr. Calder is no longer a director of Coventree.

Amendment to the FirstService Stock Option Plan

The FirstService Stock Option Plan, as previously approved by Shareholders, provides that the aggregate number of FirstService Subordinate Voting Shares that can be issued upon exercise of options granted thereunder will not exceed 4,600,000 FirstService Subordinate Voting Shares. Of the options which may be issued for an aggregate of 4,600,000 FirstService Subordinate Voting Shares, options for 3,992,750 FirstService Subordinate Voting Shares have been previously allocated, exercised or otherwise terminated as of March 16, 2014. See Appendix "O" to this Circular, under the heading "Executive Compensation – Incentive Award Plans of FirstService – FirstService Stock Option Plan", for a complete description of the FirstService Stock Option Plan.

FirstService proposes to, and the Board has approved (subject to receiving Shareholder approval at the Meeting) an, increase the total number of FirstService Subordinate Voting Shares reserved for issuance pursuant to the FirstService Stock Option Plan by 1,000,000 FirstService Subordinate Voting Shares, to 5,600,000 FirstService Subordinate Voting Shares. The increase in the number of FirstService Subordinate Voting Shares issuable upon exercise of FirstService Stock Options is intended to replenish the number of FirstService Stock Options available as a result of previous allocations and exercises of options.

In order to be competitive, particularly in the United States where FirstService competes, it must make available to employees and officers long-term incentives in the form of stock options. With the adoption of the proposed amendment to the FirstService Stock Option Plan, FirstService is asking Shareholders to authorize it to grant additional FirstService Stock Options exercisable for a further 1,000,000 FirstService Subordinate Voting Shares in this regard.

If the proposed amendment to the FirstService Stock Option Plan is approved and if all of such new FirstService Stock Options were granted, vested and exercised, the 1,000,000 FirstService Subordinate Voting Shares would represent 2.8% of the FirstService Shares outstanding as at the date hereof. Such amount, together with the 2,263,500 FirstService Subordinate Voting Shares remaining reserved for issuance pursuant to issued and unissued FirstService Stock Options, would represent approximately 9.1% of the FirstService Shares outstanding as at the date hereof.

Based upon: (i) the fact that a significant number of employees and officers of FirstService and its subsidiaries have historically participated in the option plans of FirstService; (ii) the discipline that FirstService exercises in issuing additional shares to avoid diluting existing shareholders; and (iii) the five year vesting period FirstService intends to impose on all option grants under the FirstService Stock Option Plan, Management recommends that Shareholders vote in favour of approving the proposed amendment to the FirstService Stock Option Plan. Unless provided to the contrary, the persons named in the accompanying form of proxy (if the same is duly executed in their favour and is duly deposited) will vote the shares represented thereby in favour of approving the proposed amendment to the FirstService Stock Option Plan.

Pursuant to the policies of the TSX, the proposed amendment to the FirstService Stock Option Plan must be approved by a majority of the votes cast in person or by proxy at the Meeting. At the Meeting, Shareholders will be asked to approve the proposed amendment to the FirstService Stock Option Plan by passing an ordinary resolution in the following form:

BE IT RESOLVED THAT:

1.	The amendment to the FirstService Stock Option Plan to increase the maximum number of FirstService Subordinate Voting Shares reserved for issuance pursuant to the exercise of stock options granted thereunder by an additional 1,000,000 (to a total of 5,600,000 FirstService Subordinate Voting Shares), together with any required consequential amendments, be approved; and

2.	Any one director or officer of FirstService be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution.

Information Relating to Annual Meeting Matters

See Appendix "O" to this Circular for the information required to accompany, and typically provided by FirstService so that Shareholders may make an informed decision in relation to, the Annual Meeting Matters.

THE ARRANGEMENT

Background to the Arrangement

Management continually reviews its businesses and capital structure to pursue transactions that create and enhance long-term Shareholder value.

The Residential Real Estate Services and Property Services divisions of FirstService have been a part of FirstService for over 25 years, in some cases, dating back to the origins of FirstService itself, and through various acquisitions and internal growth, now generate, in total, 2014 annual revenues and adjusted EBITDA of US$1.13 billion and US$74.0 million, respectively.

In November 2004, FirstService established a new Commercial Real Estate Services division by acquiring Colliers Macaulay Nicolls Inc., which operates under the Colliers International brand name. Since that time, FirstService has strengthened the business in existing markets and acquired numerous businesses within existing and new markets greatly expanding its geographic scope, services and talent, so that today it is one of the world's largest commercial real estate services providers offering a full range of commercial real estate services in the United States, Canada, Australia, the United Kingdom, Germany and several other countries in Asia, Europe and Latin America. 2014 annual revenues and adjusted EBITDA of this division were US$1.58 billion and US$145.0 million, respectively.

Periodically in 2013, the Board and Management, in conjunction with various advisors, analyzed various strategic alternatives to focus FirstService's Commercial Real Estate Services division, on the one hand, and its remaining businesses, on the other hand, but the Board made no decisions to proceed with any such alternatives. Management continued to keep the Chair of the Board and other directors informed of its consideration of strategic alternatives through 2013 and into 2014, which, as time progressed, became more focused on a possible transaction which would split FirstService into separate companies.

At a meeting of the Board held on May 15, 2014, members of Management provided the Board with Management's views as to the feasibility and benefits and considerations of dividing FirstService along the lines proposed in the Arrangement, into two separate publicly traded services companies. The Board reviewed, in detail, the anticipated benefits, risks and other matters in connection with the proposed transaction, including implications for employees, the effect on debtholders, impact on Shareholders and other stakeholders, potential market reaction and the financial viability of each entity after giving effect to the proposed transaction. After considering the matter in camera, the Board authorized Management to continue to work on, and expend resources with respect to, the proposed transaction and to report to the Board as appropriate, with any decision as to whether or not to proceed with the proposed transaction remaining subject to Board approval. The Board also decided to retain William Blair, as financial advisor to the Board, and approved the obtaining of independent professional advice by FirstService's Founder and Chief Executive Office, Jay S. Hennick, at the expense of FirstService, with respect to the proposed transaction and the special implications thereof on Mr. Hennick and the FirstService MSA.

Management continued its business, legal and financial review of the feasibility and benefits and considerations of the possible division of FirstService and updated the members of the Board regarding its progress. On September 19, 2014, the Board received an update from Management and its legal, accounting and financial advisors in respect of various details and determinations made in relation to the proposed division of FirstService, including a preliminary view of strategic, business and tax matters related to the transaction, a preliminary capital structure and financing plan for the new entities, proposed strategic rationale for the transaction, proposed timing considerations and a preliminary view of the anticipated market positioning of Colliers and New FSV relative to likely peers.

On February 6, 2015, FirstService retained BMO Nesbitt Burns Inc. for advice and assistance related to capital markets and communication plans for the Arrangement in Canada.

On February 10, 2015, the Board met to further consider the proposed division of FirstService and to receive the recommendation of Management. Management provided its recommendation to proceed with the transaction and reported to the Board on, among other things, the strategic, business and tax matters related to the transaction, the capital structure and financing plan for the new entities, the results of its legal review and the effect on FirstService's businesses. Management also updated the Board in respect of the readiness of the transaction documentation. Furthermore, the Board received an updated presentation from its financial advisor, William Blair, regarding the strategic rationale for the transaction, timing considerations, anticipated market positioning of Colliers and New FSV relative to likely peers and other matters. The Board also received advice regarding the transaction from FirstService's Canadian corporate and securities counsel, Fogler, Rubinoff LLP. After a detailed review and discussion, for the reasons set out below, the Board approved, in principle, proceeding with the Arrangement, and Management was authorized to continue to work on, and expend resources with respect to, the Arrangement and to report to the Board as appropriate, with the formal decision as to whether or not to proceed with the Arrangement, and the documentation to be entered into or issued in order to implement the Arrangement, remaining subject to Board approval.

A public announcement with respect to the proposed Arrangement was made by FirstService after the close of trading on the TSX on February 10, 2015. Thereafter, FirstService and its advisors proceeded to advance the necessary tax ruling, tax opinion and other regulatory requests.

On March 11, 2015, the Board met to further consider the Arrangement. At such Board meeting, Management reported to the Board on, among other things, the strategic, business and tax matters related to the Arrangement and, on the basis of a number of factors, including, but not limited to, the readiness of the transaction documentation, their expectations of FirstService receiving each of the Canadian Tax Ruling and the U.S. Tax Opinion and committed financing for Colliers and New FSV having been secured, Management provided its recommendation to the Board to formally proceed with the Arrangement. The Board received an updated presentation from its financial advisor, William Blair, summarizing their analysis of the proposed Arrangement and the Fairness Opinion. Representatives from FirstService's legal advisors discussed certain legal elements of the proposed Arrangement. The Board received a report and certain recommendations from the Audit Committee of FirstService regarding proposed financial and other disclosure. After further discussion and consideration, the Board unanimously determined to approve the Arrangement, the terms of the Arrangement Agreement and the transactions contemplated thereby, the Pre-Arrangement Transactions, the Transitional Services and Separation Agreement, the Standstill Agreement and the ancillary agreements thereto as well as this Circular and its mailing to Shareholders. The Board also unanimously determined to recommend that Shareholders vote in favour of the Arrangement Resolution at the Meeting. See "Reasons for the Arrangement" below.

On March 11, 2015, FirstService entered into the Arrangement Agreement. A public announcement regarding the execution of the Arrangement Agreement was made after the close of trading on the TSX on March 11, 2015.

Reasons for the Arrangement

The Board, acting with the advice and assistance of its financial and legal advisors and Management, carefully evaluated the proposed corporate reorganization and Arrangement and the Board unanimously: (i) determined that the Arrangement is fair to Shareholders; (ii) determined that the Arrangement is in the best interests of FirstService and its Shareholders; and (iii) recommended that Shareholders vote FOR the Arrangement Resolution. In reaching these determinations, the Board considered, among other things, the following factors:

•	Sharper Business and Strategic Focus – Each of the proposed successor companies has different operating characteristics, industry dynamics and growth strategies. As one of the leading branded commercial real estate service companies in the world, Colliers operates in a dynamic industry with well capitalized competitors on a global scale. The industry in which Colliers operates is more cyclical than New FSV and is impacted to a greater extent by macroeconomic trends. New FSV is primarily a North American residential management and services company where a strong brand, scale and depth of services offer key competitive advantages. The business profile is comprised of highly predictable and recurring streams with high contract retention rates. Separating into two independent companies, each with its own management team and board of directors will allow each to pursue independent internal and acquisition growth strategies and implement a sharper focus on the customers and markets they serve;

•	Strategic Positioning and Growth – The Arrangement will improve and expand the strategic positioning and growth opportunities of each company. Colliers is one of the top players in commercial real estate on a global basis. This sector is extremely large and highly fragmented where global capabilities and brand are key competitive advantages. As a separate company, Colliers will be strategically positioned to take advantage of significant internal growth opportunities, industry consolidation, pursue tuck-in acquisitions in different geographic regions and expand service offerings while leveraging its global brand in 67 countries around the world. New FSV will be strategically positioned to expand its branded residential property management and property services platforms, expand its geographic footprint, pursue strategic acquisitions and strategically add company-owned operations that meet its criteria;

•	Focused Investment Decision – The Arrangement will provide Shareholders with ownership of two separate investment opportunities, a pure-play global commercial real estate services business and a leading North American property management and services business. Shareholders will retain ownership in both companies immediately after the Effective Date in the same proportionate voting and equity interest, directly or indirectly, in all of the assets currently held by FirstService. Going forward Shareholders will have additional investment flexibility with respect to exposure to each type of investment as they will hold a direct interest in two public companies;

•	Independent Access to Capital – As separate companies, Colliers and New FSV will have independent public currencies and balance sheets, which will provide them with independent access to capital which will result in more focused capital allocation practices, including an appropriately focused alignment of debt capacity and dividend policy with the individual cash generation profile and growth opportunities of each company;

•	Better Ability to Attract, Retain and Motivate Key Employees – The separation of FirstService into two independent public companies will also enable each to provide business specific incentives to key employees. Compensation arrangements can more closely align the role of each employee with the performance of the business that employs them, enhancing each company's ability to better attract, retain and motivate key people;

•	Improved Market Understanding and Valuation – By establishing two separate public companies with independent public reporting and a simplified corporate structure, investors and analysts will be able to more easily evaluate each one on a stand-alone basis relative to competitors, benchmarks and performance criteria specific to their respective industries. This should improve alignment of the two companies with their direct public company peers and facilitate sector-specific analyst coverage for each;

•	Experienced Leadership – Each company will be led by experienced executives who have demonstrated success building FirstService into the success it is today and who have requisite experience to grow their respective companies. Jay S. Hennick, the Founder and CEO of FirstService, will continue to control both public companies, will serve day-to-day as the Executive Chairman of Colliers International and act as the Founder and Chairman of New FSV. Scott Patterson, President and COO of FirstService will assume the role of CEO of New FSV. John Friedrichsen, currently Senior Vice President and CFO of FirstService, will assume those roles at Colliers International and Jeremy Rakusin, FirstService's Vice President of Strategy & Corporate Development, will take on the role of CFO of New FSV. Under the leadership of Jay S. Hennick, FirstService has delivered greater than a 20% compound annual growth rate over its twenty years as a public company;

•	Fairness Opinion – The Board has received and considered the Fairness Opinion and its conclusion that, as of the date thereof and based upon and subject to the scope of the review, analysis undertaken and various assumptions, limitations and qualifications set forth in the Fairness Opinion, the consideration to be received by the holders of FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders;

•	Shareholder and Court Approval – The procedures by which the Arrangement will be approved will be the requirement for approval of the Arrangement by 66⅔% of the votes cast at the Meeting by the holders of FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares, each voting separately as a class, and the requirement for approval of the Arrangement by the Court after a hearing at which fairness to the Shareholders will be considered;

•	Dissent Rights – Registered Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise their Dissent Rights and receive the fair value of their FirstService Shares in accordance with the Plan of Arrangement; and

•	Neutral Tax Treatment – The Arrangement will generally occur on a tax-deferred basis for Shareholders resident in Canada and the United States who hold their FirstService Shares as capital property (in Canada) and capital assets (in the United States).

The foregoing are the material factors considered by the Board in its consideration of the Arrangement, but this discussion is not intended to be exhaustive. In view of the wide variety of factors considered by the Board, and the complexity of these matters, the Board did not find it practicable to, and did not quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Board may have assigned different weights to various factors. The Board, by a unanimous vote, approved the Arrangement and recommended that Shareholders vote FOR the Arrangement Resolution based upon all of the information presented to and considered by it.

Recommendation of the Board

The Board has unanimously determined that the Arrangement is fair to Shareholders and the Arrangement is in the best interests of FirstService and the holders of FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares, each taken separately as a class. The Board unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

Fairness Opinion

In connection with the evaluation by the Board, the Board considered, among other things, an opinion from William Blair in respect of the fairness, from a financial point of view, to the holders of FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares of the consideration to be received by such Shareholders pursuant to the Arrangement. The following summary of the Fairness Opinion is qualified in its entirety by reference to the full text of the Fairness Opinion, a copy of which is attached as Appendix "D" to this Circular. Shareholders are urged to, and should, read the Fairness Opinion in its entirety. The Fairness Opinion is not a recommendation as to how Shareholders should vote in respect of the Arrangement Resolution.

Fairness Opinion

Pursuant to an engagement letter between FirstService and William Blair dated May 15, 2014, FirstService engaged William Blair to act as financial advisor to the Board to assist in connection with the proposed restructuring of FirstService into two public entities. At the meeting of the Board on March 11, 2015, William Blair delivered its verbal opinion and, after the meeting, William Blair delivered a written opinion dated March 11, 2015 to the Board that, as at March 11, 2015, based upon and subject to the assumptions, explanations and limitations set forth in such written opinion, the consideration to be received by the holders of FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders.

A copy of the Fairness Opinion, which sets out, among other things, the assumptions made, information reviewed, matters considered and limitations on the scope of review undertaken by William Blair in rendering its opinion, is attached as Appendix "D" to this Circular. Shareholders are urged to, and should, read the Fairness Opinion in its entirety.

FirstService will pay fees to William Blair in connection with its services, a portion of which are contingent upon the completion of the Arrangement. FirstService has also agreed to reimburse William Blair for certain expenses and to indemnify it against certain liabilities arising out of or in connection with its engagement, including certain liabilities under securities laws (or contribute to payments that they may be required to make in respect thereof).

The Fairness Opinion addresses only the consideration to be received by Shareholders, is for the information of the Board in connection with its consideration of the proposed Arrangement and does not constitute a recommendation as to how Shareholders should vote at the Meeting.

Details of the Arrangement

The Arrangement will result in the division of FirstService into two focused and independent publicly traded services companies. Following completion of the Arrangement, FirstService (which will then be Colliers and renamed Colliers International Group Inc.) will continue to own and operate the Colliers International business, one of the largest commercial real estate services providers in the world offering a full range of commercial real estate services in the United States, Canada, and across a total of 67 countries. Colliers International provides services to owners, investors and tenants, covering property management and maintenance, valuation, project management and corporate advisory services. See "Information Concerning Colliers Post-Arrangement" and Appendix "H" for a further description of Colliers after completion of the Arrangement.

Following completion of the Arrangement, New FSV (which will be renamed FirstService Corporation) will own and operate the combined FirstService Residential and FirstService Brands businesses. FirstService Residential is North America's largest manager of residential communities and FirstService Brands is one of North America's largest providers of essential property services delivered through seven individually branded franchise systems and company-owned operations. See "Information Concerning New FSV Post-Arrangement" and Appendix "I" for a further description of New FSV after completion of the Arrangement.

If the Arrangement is approved by the Shareholders and the Court and the other conditions precedent to the Arrangement are satisfied or waived, FirstService will be divided into two separate publicly traded companies and: (i) each holder of FirstService Subordinate Voting Shares (other than a Dissenting Shareholder) will hold one Colliers Subordinate Voting Share and receive one New FSV Subordinate Voting Share for every FirstService Subordinate Voting Share held on the Distribution Record Date; and (ii) each holder of FirstService Multiple Voting Shares (other than a Dissenting Shareholder) will hold one Colliers Multiple Voting Share and receive one New FSV Multiple Voting Share for every FirstService Multiple Voting Share held on the Distribution Record Date. Share certificates will be issued to Shareholders of record as at the close of business on the Distribution Record Date (other than a Dissenting Shareholder) representing the New FSV Shares. The Colliers Shares will continue to be represented by the existing FirstService Share certificates, until replaced against transfer.

The following diagram illustrates the three operating divisions of FirstService immediately before the Arrangement becomes effective:

The following diagram illustrates the proposed material operating divisions of Colliers and New FSV immediately after the Arrangement becomes effective:

Arrangement Agreement

The following is a summary of the material terms and conditions of the Arrangement Agreement and is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is attached as Appendix "C" to this Circular. Shareholders are urged to, and should, read the Arrangement Agreement in its entirety.

FirstService, New FSV, FSV Holdco and FCRESI have entered into the Arrangement Agreement providing for, among other things, the terms of the Plan of Arrangement, representations, warranties and covenants of the parties, conditions precedent to completion of the Arrangement, certain indemnities among FirstService, New FSV, FSV Holdco and FCRESI, and the amendment and termination provisions of the Arrangement Agreement.

Representations, Warranties and Covenants

The Arrangement Agreement includes certain representations and warranties of each party to the others including, but not limited to, representations and warranties relating to the authorized capital of each party.

Pursuant to the Arrangement Agreement, the parties have agreed to: (i) use all commercially reasonable efforts and do all things reasonably required of it to cause the Arrangement to become effective on such date as FirstService may determine; (ii) use all commercially reasonable efforts to satisfy the conditions precedent to completion of the Arrangement; (iii) cooperate with and assist each other in dealing with transitional and other matters relating to or arising from the Pre-Arrangement Transactions, the Transitional Services and Separation Agreement, the Arrangement or the Arrangement Agreement; and (iv) cooperate in obtaining the Tax Ruling and Opinion.

Conditions Precedent

The obligations of FirstService to complete the Arrangement (subject to its rights to determine whether to proceed with the Arrangement, to determine the timing of the completion of the Arrangement and to terminate the Arrangement at any time prior to the Effective Date) are subject to the satisfaction, or in certain cases waiver by FirstService, of certain conditions precedent, including the following:

(a)	the Interim Order and the Final Order will have each been obtained on terms consistent with the Arrangement Agreement and shall not have been set aside or modified in a manner unacceptable to the FirstService, in its sole discretion, whether on appeal or otherwise;

(b)	the Pre-Arrangement Transactions will have been completed;

(c)	the Arrangement Resolution shall have been approved by the requisite number of votes cast by the Shareholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(d)	the New FSV Stock Option Plan Resolution shall have been approved by the requisite number of votes cast by the Shareholders at the Meeting in accordance with any applicable regulatory requirements;

(e)	the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to FirstService, in its sole discretion, shall have been filed with the Director together with the Final Order in accordance with the OBCA;

(f)	all consents, orders, rulings, approvals, opinions and assurances, including regulatory, judicial, third party and advisor opinions, approvals, orders and exemptions, required or necessary, in the sole discretion of FirstService, for the completion of the transactions provided for in the Arrangement Agreement, the Plan of Arrangement, the Pre-Arrangement Transactions and the Tax Ruling and Opinion shall have been obtained or received;

(g)	no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of or relating to, the Arrangement and there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement, the Pre-Arrangement Transactions, the Tax Ruling and Opinion or the application made for the Canadian Tax Ruling and no cease trading or similar order with respect to any securities of any of the parties shall have been issued and remain outstanding;

(h)	no law, regulation or policy shall have been proposed, enacted, promulgated or applied that interferes or is inconsistent with the completion of the Arrangement or the Tax Ruling and Opinion or their effective application to the Arrangement, including any material change to the income tax laws of Canada or the United States, or any province, state or territory thereof;

(i)	the Canadian Tax Ruling having been received by FirstService and New FSV, in form and substance satisfactory to FirstService, will not have been withdrawn or modified and will remain in full force and effect and all of the transactions referred to in the Canadian Tax Ruling as occurring on or prior to the Effective Time will have occurred and all conditions or terms of the Canadian Tax Ruling shall have been satisfied;

(j)	the U.S. Tax Opinion will have been received by FirstService and New FSV, in form and substance satisfactory to FirstService, will not have been withdrawn or modified and all of the transactions referred to in the U.S. Tax Opinion as occurring on or prior to the Effective Time will have occurred and all conditions or terms of the U.S. Tax Opinion shall have been satisfied;

(k)	the Fairness Opinion will have been received by the Board and will not have been withdrawn or modified;

(l)	there shall not, as of the Effective Date, be Shareholders that hold, in the aggregate, in excess of 0.1% of all outstanding FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares that have validly exercised their Dissent Rights and not withdrawn such exercise;

(m)	the Colliers Subordinate Voting Shares shall continue to be listed on the TSX and the New FSV Subordinate Voting Shares shall have been conditionally approved for listing on the TSX, subject to compliance with the normal listing requirements of the TSX;

(n)	the Colliers Subordinate Voting Shares shall continue to be listed on Nasdaq and the New FSV Subordinate Voting Shares shall have been accepted for listing on Nasdaq, subject to office notice of issuance;

(o)	there shall have not developed, occurred or come into effect or existence any event, action or occurrence of national or international consequences, any governmental law or regulation, state, condition or major financial occurrence, including any act of terrorism, war or like event, or other occurrence of any nature, which, in the sole discretion of FirstService, materially adversely affects, or may materially adversely affect, the financial markets in Canada or the United States or the business, financial condition, operations or affairs of FirstService, Colliers or New FSV going forward; and

(p)	the Arrangement Agreement shall not have been terminated.

The conditions precedent are for the sole benefit of FirstService and certain of them may be waived, in whole or in part, by FirstService at any time where legally permissible. Certain conditions precedent to the completion of the Arrangement in the Arrangement Agreement will be deemed to be satisfied, waived or released on the filing of the Articles of Arrangement.

The obligation of each party to complete the Arrangement is subject to the satisfaction or waiver of the following mutual conditions precedent (which may be waived by each party): (i) the covenants of the parties to be performed on or before the Effective Date shall have been duly performed in all material respects; (ii) except as set forth in the Arrangement Agreement, the Plan of Arrangement, the Tax Ruling and Opinion or the application for the Canadian Tax Ruling, the representations and warranties of the parties will be true and correct in all material respects as at the Effective Date; (iii) the Standstill Agreement shall have been entered into by all of the parties thereto on or prior to the date of the Arrangement Agreement; and (iv) each of the Transitional Services and Separation Agreement and the New FSV MSA shall have been entered into by all of the parties thereto, and the FirstService MSA shall have been amended and restated by the parties thereto (and will thereafter be referred to as the Colliers MSA), in each case, on or prior to the transfer to FSV Holdco of the "FirstService Residential" residential real estate services division and "FirstService Brands" property services division of FirstService, and the assets and liabilities respectively referable to such divisions, pursuant to the Pre-Arrangement Transactions.

Indemnification

Pursuant to the Arrangement Agreement, FirstService, New FSV, FSV Holdco and FCRESI each agreed to indemnify and hold harmless the other parties and their representatives against any losses suffered or incurred by the others as a result of or in connection with a breach of any tax-related covenant made by the indemnifying party, including in respect of a covenant that, for a period of three years after the Effective Date, each party will not (and that it will cause its subsidiaries to not) take any action, omit to take any action or enter into any transaction that could cause the Arrangement or any transaction contemplated by the Arrangement Agreement to be taxed in a manner inconsistent with that provided for in the Tax Ruling and Opinion without obtaining a tax ruling or an opinion of a nationally recognized accounting firm or law firm that such action, omission or transaction will not have such effect. Upon execution of the Transitional Services and Separation Agreement, the indemnity provisions contained in the Transitional Services and Separation Agreement will supersede and replace the indemnity provisions contained in the Arrangement Agreement. See "Risk Factors – Risks Relating to the Arrangement – Indemnification Obligations".

Amendments

The Arrangement Agreement may, at any time and from time to time before and after the holding of the Meeting, but not later than the Effective Date, be amended by written agreement of the parties without, subject to applicable law, further notice to or authorization on the part of their respective shareholders. Notwithstanding the foregoing, FirstService has reserved the right, in its sole discretion, without notice to or the approval of the other parties or the Shareholders, to amend: (i) the Plan of Arrangement so long as such amendment(s) is not, in the opinion of FirstService (acting reasonably), materially adverse to the other parties; and (ii) the Arrangement Agreement to the extent FirstService may reasonably consider such amendment necessary or desirable due to the Tax Ruling and Opinion, the Interim Order or the Final Order. It is possible that market or other conditions could make it imprudent to proceed with the Arrangement or make it advisable to otherwise amend the Arrangement Agreement or the Plan of Arrangement. In addition, it is also possible that the Board may determine that it is appropriate that amendments be made. The Arrangement Resolution authorizes the Board to amend, modify or supplement the Arrangement Agreement. See Appendix "A" and "The Arrangement – Plan of Arrangement – Amendments".

Termination

The Arrangement Agreement may, at any time before or after the holding of the Meeting but prior to the issue of the Certificate of Arrangement, be unilaterally terminated by FirstService in its sole discretion at any time without the approval of the Shareholders, New FSV, FSV Holdco or FCRESI. The Arrangement Agreement will terminate without any further action by the parties if the Effective Date has not occurred on or before March 30, 2016. The Board considers it appropriate to retain the flexibility not to proceed with the Arrangement should some event occur after the Meeting and prior to the issuance of the Certificate of Arrangement which, in the opinion of the Board, makes it inappropriate to complete the Arrangement. Accordingly, the Arrangement Resolution authorizes the Board not to proceed with the Arrangement prior to the Effective Time without further notice to, or approval of, the Shareholders.

Pre-Arrangement Transactions

Prior to the Effective Date, a number of preliminary transactions to reorganize the business of FirstService (the "Pre-Arrangement Transactions") have been, and will be, undertaken by FirstService to facilitate the Arrangement in a tax-efficient manner. On October 6, 2014, New FSV was formed under the OBCA and, on October 15, 2014, FSV Holdco was formed under the Business Corporation Act (British Columbia), in each case, in order to facilitate the Arrangement. Until the Arrangement is effected, New FSV will not have any assets or liabilities, carry on any business or issue any shares in its capital stock. The effect of the Pre-Arrangement Transactions will be, among other things, to transfer to FSV Holdco the assets and liabilities associated with the FirstService Residential and FirstService Brands businesses to be owned and operated by New FSV after giving effect to the Arrangement (including the New FSV MSA) and upon the FCRESI Arrangements becoming effective at the time provided for in the Arrangement, result in FCRESI (which holds the Colliers International business) being a wholly-owned subsidiary of Colliers (with the former minority shareholders and optionholders of FCRESI holding Colliers Subordinate Voting Shares after the Effective Time).

Outside of the Arrangement, the FCRESI Arrangements will be entered into pursuant to which the minority shareholders and optionholders in FCRESI, which holds the Colliers International business, will ultimately exchange all of the FCRESI shares and options to acquire FCRESI shares held by them for Colliers Subordinate Voting Shares (and FCRESI will thereby become a wholly-owned subsidiary of FirstService). Up to 2,010,000 Colliers Subordinate Voting Shares are expected to be issued as part of the FCRESI Arrangements and, as part thereof, the holders of such shares will contractually agree to certain share transfer restrictions and an escrow of shares as described in "Escrowed Securities and Securities Subject to Contractual Restriction on Transfer" in Appendix "H" annexed hereto.

Pursuant to the Arrangement, FirstService will, among other things, transfer its shares in FSV Holdco to New FSV, and FSV Holdco will wind-up into New FSV, thereby completing the transfer of the FirstService Residential and FirstService Brands businesses, and amalgamate with FCRESI to form Colliers, resulting in Colliers retaining all of the Colliers International business. See "The Arrangement – Arrangement Steps".

If the Arrangement is not completed as expected, there will be no material adverse consequences to FirstService in having commenced or completed the Pre-Arrangement Transactions as described above, other than the taxes payable on certain inter-company investments between Colliers and New FSV which will be settled as a result of the Pre-Arrangement Transactions. The impact on 2015 cash tax expense is expected to be an increase of approximately US$725,000.

Plan of Arrangement

The following description of the steps of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement set out in Schedule "A" to the Arrangement Agreement which is attached as Appendix "C" to this Circular. Shareholders are urged to read the Plan of Arrangement in its entirety.

The Arrangement Agreement provides for the implementation of the Plan of Arrangement pursuant to Section 182 of the OBCA. The Arrangement will become effective on the date of filing of the Articles of Arrangement with the Director.

Arrangement Steps

Provided that the Arrangement Resolution is passed, the Final Order is granted by the Court and the other conditions precedent to the Arrangement set forth in the Arrangement Agreement are satisfied or waived, the Articles of Arrangement and related documents, in the form prescribed by the OBCA, will be filed with the Director, at such time as FirstService deems appropriate, in its sole discretion. Commencing at the Effective Time, except as otherwise noted, the following steps shall occur and shall be deemed to occur sequentially, in the following order, without any further act or formality required on the part of any person:

(a)	no FirstService Stock Options may be exercised or surrendered after the Effective Time;

(b)	the FirstService Shares held by Dissenting Shareholders, who duly exercise their Dissent Rights and who are ultimately entitled to be paid fair value for those FirstService Shares, as described in the Plan of Arrangement, will be deemed to have been transferred to FirstService, with good and marketable title thereto and free and clear of any Encumbrances, and cancelled and will cease to be outstanding at the Effective Time, and such Dissenting Shareholders will cease to have any rights as Shareholders other than the right to be paid the fair value for their FirstService Shares by FirstService;

(c)	the FirstService Articles will be amended as follows:

(i)	to change the designation of the FirstService Multiple Voting Shares from "Multiple Voting Shares" to "Class A Multiple Voting Shares", with such class of shares having the rights, privileges, restrictions and conditions set out in the FirstService Articles, as amended in accordance with Exhibit "I" to the Plan of Arrangement;

(ii)	to change the designation of the FirstService Subordinate Voting Shares from "Subordinate Voting Shares" to "Class A Subordinate Voting Shares", with such class of shares having the rights, privileges, restrictions and conditions set out in the FirstService Articles, as amended in accordance with Exhibit "I" to the Plan of Arrangement; and

(iii)	to create and authorize the issuance of (in addition to the shares that FirstService is authorized to issue immediately before such amendment) the following new classes or series of shares:

(A)	an unlimited number of FirstService New Multiple Voting Shares;

(B)	an unlimited number of FirstService New Subordinate Voting Shares;

(C)	an unlimited number of FirstService MV Special Shares; and

(D)	an unlimited number of FirstService SV Special Shares;

and the rights, privileges, restrictions and conditions attaching to each such new class or series of shares of FirstService will be as set out in Exhibit "I" to the Plan of Arrangement;

(d)	concurrently with the FirstService Share Exchange, each holder of a FirstService Stock Option will dispose of a specified portion of such holder's FirstService Stock Options to New FSV and to FirstService and, as the sole consideration therefor, New FSV will grant and issue New FSV Replacement Stock Options to such holder and FirstService will grant and issue FirstService Replacement Stock Options to such holder. The exercise price of each FirstService Replacement Stock Option and New FSV Replacement Stock Option will be determined, based on the exercise price of the FirstService Stock Option surrendered, in accordance with an agreed formula, and the FirstService Stock Options will be concurrently cancelled and terminated, and the FirstService Stock Option Plan will be amended and restated to include provisions to accommodate the foregoing;

(e)	each issued and outstanding FirstService Multiple Voting Share and FirstService Subordinate Voting Share held by a Shareholder (other than a Dissenting Shareholder) will be exchanged concurrently as follows (the "FirstService Share Exchange"): (i) each FirstService Multiple Voting Share will be exchanged for one FirstService New Multiple Voting Share and one FirstService MV Special Share; and (ii) each FirstService Subordinate Voting Share will be exchanged for one FirstService New Subordinate Voting Share and one FirstService SV Special Share, and the FirstService Multiple Voting Shares and FirstService Subordinate Voting Shares so exchanged will be cancelled;

(f)	concurrently with the issuance of the FirstService New Subordinate Voting Shares and FirstService SV Special Shares pursuant to the FirstService Share Exchange, the FirstService New Subordinate Voting Shares will, outside and not as part of the Plan of Arrangement, continue to be listed and posted for trading on the TSX and Nasdaq (subject to standard listing conditions imposed by the TSX and Nasdaq in similar circumstances) and, for greater certainty, such continued listing will be effective before the Distribution Property Exchange;

(g)	the articles of incorporation of New FSV will be amended to create and authorize the issuance of (in addition to the shares New FSV is authorized to issue immediately before such amendment) an unlimited number of New FSV Special Shares, and the rights, privileges, restrictions and conditions attaching to this new series of shares of New FSV will be as set out in Exhibit "V" to the Plan of Arrangement;

(h)	each issued and outstanding FirstService MV Special Share and FirstService SV Special Share will be transferred concurrently to New FSV, with good and marketable title thereto and free and clear of any Encumbrances, in exchange for the issuance of shares of New FSV as follows (as the sole consideration therefor) (the "New FSV Share Exchange"): (i) each FirstService MV Special Share will be transferred in exchange for one New FSV Multiple Voting Share; and (ii) each FirstService SV Special Share will be transferred in exchange for one New FSV Subordinate Voting Share. In connection with these share transfers, if requested by an Eligible Holder within 120 days after the Effective Date, New FSV will jointly elect with such Eligible Holder to have the provisions of subsection 85(1) of the Tax Act (or, in the case of an Eligible Holder that is a partnership, subsection 85(2) of the Tax Act) and the corresponding provisions of any applicable provincial tax legislation apply to such transfer(s) with the agreed amount(s) in such election to be specified by the Eligible Holder (subject to the limitations in the Tax Act and any applicable provincial tax legislation);

(i)	concurrently with the issuance of the New FSV Subordinate Voting Shares pursuant to the New FSV Share Exchange, the New FSV Subordinate Voting Shares will, outside and not as part of the Plan of Arrangement, be listed or accepted for trading on the TSX and Nasdaq (subject to standard post-closing listing conditions imposed by the TSX and subject to official notice of issuance by Nasdaq, in each case, in similar circumstances);

(j)	FirstService will transfer to New FSV all of the outstanding shares in the capital of FSV Holdco (such shares, the "Distribution Property" and, such transfer, the "Distribution Property Exchange"), with good and marketable title thereto and free from any Encumbrances, at a price equal to the fair market value of the Distribution Property at the time of the transfer, in consideration for the issuance to FirstService of 1,000,000 New FSV Special Shares having an aggregate redemption amount, as determined pursuant to the articles of incorporation of New FSV, as amended, equal to the fair market value of the Distribution Property at the time of transfer;

(k)	New FSV will redeem for cancellation all of the outstanding New FSV Special Shares held by FirstService and will issue to FirstService a demand promissory note (the "New FSV Redemption Note") in respect of the redemption amount;

(l)	FirstService will redeem for cancellation all of the outstanding FirstService MV Special Shares and FirstService SV Special Shares held by New FSV and will issue to New FSV a demand promissory note (the "FirstService Redemption Note") in respect of the aggregate redemption amounts;

(m)	FirstService will pay the principal amount of the FirstService Redemption Note by transferring to New FSV the New FSV Redemption Note, and New FSV will pay the principal amount of the New FSV Redemption Note by transferring to FirstService the FirstService Redemption Note, and each of the FirstService Redemption Note and the New FSV Redemption Note will thereupon be cancelled;

(n)	the articles of FirstService, as amended, will be amended as follows: (i) to change its name from "FirstService Corporation" to "Colliers International Group Inc."; and (ii) to remove all of the FirstService MV Special Shares, FirstService SV Special Shares, FirstService Multiple Voting Shares, FirstService Subordinate Voting Shares, Series 1 Preference Shares of FirstService and 7% Cumulative Preference Shares, Series 1 of FirstService from the authorized capital of FirstService;

(o)	the articles of New FSV will be amended as follows: (i) to change its name from "New FSV Corporation" to "FirstService Corporation"; and (ii) to remove all of the New FSV Special Shares from the authorized capital of New FSV;

(p)	the number of directors of New FSV will be set at six (6) and the persons listed in Part A of Exhibit "III" to the Plan of Arrangement will become the directors of New FSV;

(q)	the directors of New FSV will have the authority to appoint one or more additional directors of New FSV, who will hold office for a term expiring not later than the close of the next annual meeting of shareholders of New FSV, but the total number of directors so appointed may not exceed one third of the number of persons who become directors of New FSV as contemplated by the Plan of Arrangement;

(r)	the by-laws of New FSV will be the by-laws set out in Exhibit "IV" to the Plan of Arrangement, and such by-laws will be deemed to have been confirmed by the shareholders of New FSV;

(s)	PricewaterhouseCoopers LLP will become the initial auditors of New FSV, to hold office until the close of the first annual meeting of shareholders of New FSV, or until PricewaterhouseCoopers LLP resigns or is removed from office as contemplated by the OBCA, and the directors of New FSV will be authorized to fix their remuneration;

(t)	New FSV will resolve to voluntarily dissolve FSV Holdco in accordance with Part 10 of the Business Corporation Act (British Columbia) and subsection 88(1) of the Tax Act, and in connection therewith: (i) all of the rights, title and interest of FSV Holdco in and to all of its property, assets and business of every kind and nature, real and personal, both tangible and intangible, and movable and immovable, wherever situate will be transferred and assigned to New FSV; and (ii) New FSV will assume and become liable to pay, satisfy, discharge and observe, perform and fulfill all of the liabilities and obligations of FSV Holdco;

(u)	the FCRESI Arrangements will, outside and not as part of the Plan of Arrangement, become effective and the FCRESI Governance Agreement will be terminated and be of no further force and effect;

(v)	the amount standing to the credit of the stated capital accounted maintained by FCRESI in respect of all of its issued and outstanding shares shall be reduced to the sum of One Dollar ($1.00), in aggregate;

(w)	FirstService and FCRESI will be amalgamated and continued as one corporation under the OBCA to form Colliers in accordance with the following:

(i)	Name: the name of Colliers will be "Colliers International Group Inc.";

(ii)	Registered Office: the registered office of Colliers will be 1140 Bay Street, Suite 4000, Toronto, Ontario, Canada M5S 2B4;

(iii)	Number of Directors: the number of directors of Colliers will consist of a minimum number of three (3) directors and a maximum number of twenty (20) directors. Until changed by the shareholders of Colliers, or by the directors of Colliers if authorized to do so, the number of directors of Colliers will be six (6);

(iv)	Initial Directors: the initial directors of Colliers will be those persons listed in Part B of Exhibit "III" to the Plan of Arrangement and such persons will hold office until the next annual meeting of the shareholders of Colliers or until their successors are elected or appointed;

(v)	Restrictions on Business and Powers: there will be no restrictions on the business Colliers may carry on or on the powers it may exercise;

(vi)	Authorized Capital and Rights, Privileges, Restrictions and Conditions: Colliers will be authorized to issue:

(A)	an unlimited number of Colliers Subordinate Voting Shares having the rights, privileges, restrictions and conditions set out in Exhibit "I" to the Plan of Arrangement in respect of the FirstService New Subordinate Voting Shares;

(B)	an unlimited number of Colliers Multiple Voting Shares having the rights, privileges, restrictions and conditions set out in Exhibit "I" to the Plan of Arrangement in respect of the FirstService New Multiple Voting Shares;

(C)	an unlimited number of "Preference Shares", issuable in one or more series, having the rights, privileges, restrictions and conditions set out in Exhibit "I" to the Plan of Arrangement;

(vii)	Restrictions on the Issue, Transfer or Ownership of Shares: there will be no restrictions on the issue, transfer or ownership of shares of Colliers;

(viii)	By-laws: the by-laws of Colliers will be the by-laws of FirstService, mutatis mutandis;

(ix)	Effect of Amalgamation: the provisions of section 179 of the OBCA shall apply to the amalgamation with the result that:

(A)	FirstService and FCRESI cease to exist as entities separate from Colliers;

(B)	Colliers possesses all the property, rights, privileges and franchises and is subject to all liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of each of FirstService and FCRESI;

(C)	a conviction against, or ruling, order or judgment in favour of or against FirstService or FCRESI may be enforced by or against Colliers; and

(D)	Colliers shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against FirstService or FCRESI before the amalgamation has become effective;

(x)	Articles: the Articles of Arrangement will be deemed to be the articles of amalgamation and articles of incorporation of Colliers and the Certificate of Arrangement will be deemed to be the certificate of amalgamation and certificate of incorporation of Colliers;

(xi)	Auditors: PricewaterhouseCoopers LLP will be the initial auditors of Colliers, to hold office until the close of the first annual meeting of shareholders of Colliers, or until PricewaterhouseCoopers LLP resigns or is removed from office as contemplated by the OBCA, and the directors of Colliers will be authorized to fix their remuneration;

(xii)	Cancellation and Continuation of Shares: on the amalgamation: (A) each issued and outstanding share in the capital of FCRESI held by FirstService shall be cancelled without any repayment of capital in respect thereof; (B) no securities will be issued and no assets will be distributed by Colliers in connection with the amalgamation; and (C) the issued and outstanding FirstService New Subordinate Voting Shares and FirstService New Multiple Voting Shares shall survive and become, and continue on as, Colliers Subordinate Voting Shares and Colliers Multiple Voting Shares, respectively, without amendment; and

(xiii)	Stated Capital: the stated capital of: (A) the Colliers Subordinate Voting Shares will be an amount equal to the stated capital of the FirstService New Subordinate Voting Shares; and (B) the Colliers Multiple Voting Shares will be an amount equal to the stated capital of the FirstService New Multiple Voting Shares; and

(x)	concurrently with the continuation of the Colliers Subordinate Voting Shares above: (A) the Colliers Subordinate Voting Shares will, outside and not as part of the Plan of Arrangement, continue be listed and posted for trading on the TSX and Nasdaq (subject to standard listing conditions imposed by the TSX and Nasdaq in similar circumstances); and (B) each outstanding FirstService Replacement Stock Option will become a Colliers Replacement Stock Option entitling the holder thereof to acquire the same number of Colliers Subordinate Voting Shares, and the FirstService Stock Option Plan will become the Colliers Stock Option Plan, with all of the other terms and conditions of, and restrictions on, the Colliers Replacement Stock Options, including exercise price, vesting conditions and exercise or surrender restrictions, being the same as the FirstService Replacement Stock Options.

Dissent Rights

The Plan of Arrangement provides for Dissent Rights in respect of the Arrangement Resolution. See "Dissenting Shareholders' Rights".

Amendments

The Plan of Arrangement may at any time and from time to time, not later than the Effective Date, be amended, modified or supplemented unilaterally by FirstService, provided that each such amendment, modification or supplement is contained in a written document which is filed with the Court and, if made following the Meeting, is approved by the Court and communicated to any persons in the manner required by the Court. Any amendment, modification or supplement to the Plan of Arrangement may be made following the Effective Date by Colliers and New FSV without the approval of the Court, the shareholders of Colliers or the shareholders of New FSV, provided that it concerns a matter which, in the reasonable opinion of Colliers and New FSV, is of an administrative nature required to better give effect to the implementation of the Plan of Arrangement and is not adverse to the financial or economic interests of any holder or former holder of FirstService Shares, Colliers Shares or New FSV Shares.

Delivery of New FSV Share Certificates

Holders of FirstService Shares need not take any action with respect to the Arrangement. Upon the Arrangement becoming effective, share certificates formerly representing FirstService Shares will represent the Colliers Shares and New FSV Shares, as applicable, to be issued to Shareholders pursuant to the Arrangement. As soon as practicable after the Effective Date, there will be delivered to each Shareholder of record as at the close of business on the Distribution Record Date, certificates representing the New FSV Shares to which such holder is entitled pursuant to the Arrangement. The certificates representing FirstService Shares will continue to represent a like number of Colliers Shares until replaced against transfer.

Share certificates representing the New FSV Shares will be sent to Shareholders by first class mail or other delivery method to the most recent address of the Shareholder on the lists of registered Shareholders maintained, in the case of the FirstService Subordinate Voting Shares, by TMX Equity Transfer Services, the registrar and transfer agent for the FirstService Subordinate Voting Shares, and, in the case of the FirstService Multiple Voting Shares, by FirstService, the registrar and transfer agent for the FirstService Multiple Voting Shares. Shareholders as at the close of business on the Distribution Record Date are not required to take any action, including making any payments in cash or exchanging or delivering their FirstService Shares, to receive New FSV Shares.

Treatment of Debt Securities and Credit Facilities

General

As at December 31, 2014, FirstService and its subsidiaries had total third party debt outstanding of US$493.3 million, of which US$20.0 million was outstanding under FirstService's senior secured notes which mature on April 1, 2015 (the "April 2015 Notes") and bear interest at the rate of 5.44% per annum, US$12.5 million was outstanding under FirstService's senior secured notes which mature on September 30, 2015 and bear interest at the rate of 6.40% per annum (the "September 2015 Notes"), US$150.0 million was outstanding under FirstService's senior secured notes which mature on January 16, 2025 and bear interest at the rate of 3.84% per annum (the "2025 Notes") and US$299.0 million was outstanding under FirstService's revolving credit facility and the remainder was outstanding pursuant to various capital leases and other debt at the FirstService subsidiary level.

The April 2015 Notes will mature on April 1, 2015, and will be repaid in full by FirstService prior to the Effective Date. In addition, FirstService will prepay the entire remaining principal amount owing under the September 2015 Notes, plus all accrued interest thereon and a make-whole payment of approximately US$356,000, prior to the Effective Date.

Pursuant to the Pre-Arrangement Transactions, FirstService will transfer to FSV Holdco the assets and liabilities associated with the FirstService Residential and FirstService Brands businesses in exchange for, among other things, an interest bearing demand intercompany note in the amount of approximately US$187.5 million (which amount is subject to change). See "The Arrangement – Pre-Arrangement Transactions". Upon completion of the Arrangement, New FSV intends to draw on its new revolving credit facility described below to partially repay this intercompany note. The remainder of this intercompany note will be repaid by New FSV assuming the 2025 Notes with an outstanding principal amount of US$150 million. See "– New FSV Debt Securities and Credit Facility". Colliers (formerly FirstService) expects to use the cash proceeds from the repayment by New FSV of such intercompany note to repay amounts outstanding under its revolving credit facility and, if applicable, any amounts outstanding under the 2015 Notes. "– Colliers Debt Securities and Credit Facility".

Upon completion of the Arrangement, each of Colliers and New FSV intend to pursue a financing strategy appropriate for its business model and growth plans, with Colliers targeting financial leverage (net debt/adjusted EBITDA, including annualized contributions from acquisitions) of 1.0 – 1.5 times and New FSV targeting financial leverage (net debt/adjusted EBITDA, including annualized contributions from acquisitions) of 2.0 – 2.5 times.

New FSV Debt Securities and Credit Facility

In order to provide ongoing liquidity, including working capital requirements, New FSV has obtained a commitment from a Schedule 1 bank to make available to New FSV a US$150 million five-year revolving credit facility. The term of this facility commences on the Effective Date. The commitment from such bank to make advances available under such credit facility on the Arrangement becoming effective is subject to customary conditions for a credit facility of this type. In addition, all amounts outstanding under the 2025 Notes will be assumed by New FSV. See Appendix "I" to this Circular for further information.

Colliers Debt Securities and Credit Facility

In order to continue to provide ongoing liquidity, including working capital requirements, FirstService has obtained a commitment from a Schedule 1 bank to amend and restate its existing credit facility to make available to Colliers a US$500 million five-year revolving credit facility. The term of this amended and restated facility commences on the Effective Date. The commitment from such bank to make advances available under such amended and restated credit facility on the Arrangement becoming effective is subject to customary conditions for a credit facility of this type. As all amounts outstanding under the 2025 Notes will be assumed by New FSV, and all amounts outstanding under the April 2015 Notes and September 2015 Notes will be repaid or prepaid, as the case may be, prior to the Effective Date, Colliers will not have any additional debt securities from and after the Effective Date. See Appendix "H" to this Circular for further information.

Treatment of Certain FirstService Employees and Benefit Plans

In order to provide for the allocation of management and employees to each of Colliers and New FSV after giving effect to the division of FirstService into two separate companies, certain modifications are required to be made to certain employment arrangements and benefit plans. These arrangements will become effective at various times both before and after the Effective Date. Other than as described herein, the Arrangement will not result in employees, officers or directors of FirstService receiving any material benefit that Shareholders do not receive generally in connection with the Arrangement. There will be no acceleration of vesting of options, triggering of change in control provisions or other payments or, other than as described herein, benefits being made to the employees, officers or directors of FirstService in connection with the Arrangement. The objective is to make such modifications on a basis that will result in compensation arrangements as equivalent as possible to those in effect prior to the Arrangement becoming effective.

The modifications made, or to be made, to compensation arrangements in connection with the Arrangement are described below.

FirstService Stock Options

The purpose of the FirstService Stock Option Plan is to attract, retain and motivate talent, align the interests of employees of FirstService and its subsidiaries with those of Shareholders by linking a significant portion of such employee's total pay opportunity to share price and to provide long-term accountability for such employees. The Founder and Chief Executive Officer of FirstService, Jay S. Hennick, is not entitled to receive FirstService Stock Options under the FirstService Stock Option Plan.

The FirstService Stock Option Plan is administered by the Board, with all proposed option grants being first submitted to the Executive Compensation Committee of the Board for review and a recommendation to the Board. All FirstService Stock Options have exercise prices that are not less than the fair market value of a FirstService Subordinate Voting Share at the time of the applicable grant. FirstService Stock Options generally vest over four years based on the continuation of employment of the holder during that period. Each FirstService Stock Option (unless sooner terminated in accordance with the terms, conditions and limitations of such FirstService Stock Option) is exercisable during such period, not exceeding five years from the date such FirstService Stock Option was granted. A complete description of the FirstService Stock Option Plan is contained in Appendix "O" to this Circular under the heading "Executive Compensation – Incentive Award Plans of FirstService – FirstService Stock Option Plan".

As at March 16, 2015, there were 1,656,250 FirstService Stock Options outstanding under the FirstService Stock Option Plan and 607,250 FirstService Stock Options to acquire FirstService Subordinate Voting Shares available for grant. At the Meeting, FirstService is proposing an amendment to the FirstService Stock Option Plan. See "Annual Meeting Matters – Amendment to the FirstService Stock Option Plan". The FirstService Stock Option Plan contains a provision requiring "appropriate adjustments" in the kind of shares issuable under the plan and the exercise price of those shares in the event of a restructuring such as the Arrangement. The Board and the Executive Compensation Committee of the Board have determined, based on certain assumptions at the Effective Date, that the Arrangement will not cause a "change in control" for purposes of the FirstService Stock Option Plan and accordingly, will not cause accelerated vesting of the unvested FirstService Stock Options.

Pursuant to the Arrangement, each holder of FirstService Stock Options will dispose of his or her rights to such FirstService Stock Options to FirstService and New FSV in consideration for the grant by FirstService to such holder of FirstService Replacement Stock Options and the grant by New FSV to such holder of New FSV Replacement Stock Options and the old FirstService Stock Options will be cancelled and terminated.

To preserve the economic benefits of the FirstService Stock Options, immediately before the Arrangement becomes effective, to the holder thereof, the exercise price of the FirstService Stock Options exchanged will be apportioned between the FirstService Replacement Stock Options and the New FSV Replacement Stock Options. The exercise price of each New FSV Replacement Stock Option will be determined in accordance with the following formula and rounded up to the nearest whole cent:

Exercise Price of New FSV Replacement Stock Option	=	Original Exercise Price	x	Net FMV of Distribution Property
Net FMV of FirstService Property

where:

"Net FMV of Distribution Property" means the Net Fair Market Value of the Distribution Property immediately before the Distribution Property Exchange;

"Net FMV of FirstService Property" means the Net Fair Market Value of all property owned by FirstService immediately before the Distribution Property Exchange; and

"Original Exercise Price" means the original exercise price per FirstService Subordinate Voting Share of the FirstService Stock Option.

The result of the above formula is subject to adjustment, as determined by the board of directors of FirstService, Colliers and/or New FSV, as applicable, in order to ensure that the exercise price of each FirstService Stock Option immediately prior to the Effective Time is fairly and appropriately apportioned among the associated Colliers Replacement Stock Option and New FSV Replacement Stock Option at the Effective Time.

The exercise price of each FirstService Replacement Stock Option will be determined by subtracting the exercise price of the New FSV Replacement Stock Option from the Original Exercise Price of the FirstService Stock Option exchanged. Under the Arrangement, a FirstService Replacement Stock Option will become a Colliers Replacement Stock Option and the FirstService Stock Option Plan will become the Colliers Stock Option Plan.

The FirstService Replacement Stock Options (which will become Colliers Replacement Stock Options) and New FSV Replacement Stock Options will otherwise have similar terms and conditions, including as to vesting, adjusted as appropriate, as the FirstService Stock Options currently held.

In furtherance of the foregoing, the FirstService Stock Option Plan (as amended at the Meeting, and which will become the Colliers Stock Option Plan) will be amended and restated to include provisions that provide that each person that is a director, officer and/or full-time employee of FirstService or any of its subsidiaries who holds a FirstService Stock Option immediately prior to the Effective Time and who will, following the Effective Time, not be a director, officer and/or full-time employee of Colliers or any of its subsidiaries shall, for so long as such person remains a director, officer and/or full-time employee, as applicable, of New FSV or any its subsidiaries on or after the Effective Time, be permitted to hold and exercise his or her Colliers Replacement Stock Options in accordance with their terms as though such person was a director, officer and/or full-time employee, as applicable, of Colliers or any of its subsidiaries.

FirstService has requested rulings from the CRA (which will form part of the Canadian Tax Ruling) to confirm that the foregoing exchange of FirstService Stock Options for FirstService Replacement Stock Options and New FSV Replacement Stock Options will occur on a tax-deferred rollover basis for Canadian tax purposes for optionholders who are resident in Canada or who were granted the FirstService Stock Options in respect of services rendered in Canada and has sought the advice of its U.S. tax advisors and opinions in the U.S. Tax Opinion on the treatment to optionholders who are resident in the United States. Adjustments may be made to the foregoing treatment of the FirstService Stock Options to comply with any requirements arising in connection with the requested Tax Ruling and Opinion.

New FSV has approved for adoption the New FSV Stock Option Plan. Ratification and approval of the New FSV Stock Option Plan by Shareholders is required by the TSX and is a condition precedent to completion of the Arrangement that may be waived by FirstService. See "Other Arrangement Matters to be Acted Upon – New FSV Stock Option Plan".

FirstService MSA

Under the terms of the FirstService MSA, FirstService retained Jayset to provide various management and other services, and Jay S. Hennick agreed to perform such services, being the services of Chief Executive Officer of FirstService, on behalf of Jayset. Mr. Hennick is the sole officer, director and shareholder of Jayset. A complete description of the FirstService MSA is contained in Appendix "O" to this Circular under the heading "Executive Compensation –FirstService MSA".

The FirstService MSA provides for certain severance type payments to be made to Jayset in the event of a change of control of FirstService, a transfer of all or substantially all of the assets of FirstService to the shareholders of FirstService or if the FirstService MSA is not renewed at the end of its initial five-year term or any renewal term. The Board has determined that the implementation of the Arrangement will not in and of itself require FirstService to make these severance type payments to Jayset under the FirstService MSA.

The FirstService MSA also contains the Long Term Arrangement. A complete description of the Long Term Arrangement is contained in Appendix "O" to this Circular under the heading "Executive Compensation –FirstService MSA". The Board has determined, and the Transitional Services and Separation Agreement will stipulate, that the implementation of the Arrangement will not in and of itself require FirstService to make any payment to Jayset under the Long Term Arrangement.

In furtherance of the implementation of the Arrangement and the transactions related thereto, the Transitional Services and Separation Agreement will provide that FirstService, Jayset and Jay S. Hennick will agree to amend and restate the FirstService MSA in the following manner:

(a)	the terms of the FirstService MSA will be clarified to indicate that a divisive reorganization of the type described in subsection 55(3) of the Tax Act does not in itself constitute a "partial event" under the Long Term Arrangement or result in a change of control of FirstService (and that consequently no amounts will be payable to Jayset or to any other person by FirstService pursuant to the Long Term Arrangement in the FirstService MSA solely as a result of the implementation of such a reorganization);

(b)	FirstService will continue to receive, on the terms and conditions set forth in the FirstService MSA as so amended and restated (which is then referred to as the Colliers MSA), those various management and other services that are currently being provided by Jayset to FirstService in respect of the "Commercial Real Estate Services" division of FirstService;

(c)	as a continuation of the existing rights and obligations under the FirstService MSA, FirstService, Jayset and Jay S. Hennick will enter into the New FSV MSA, pursuant to which FirstService will continue to receive, on the terms and conditions set forth in the New FSV MSA, those various management and other services that are currently being provided by Jayset to FirstService in respect of the "Residential Real Estate Services" and "Property Services" divisions of FirstService pursuant to the FirstService MSA; and

(d)	the base prices under the Long Term Arrangement in the FirstService MSA will be divided between the base prices under the similar long term arrangements in the Colliers MSA and the New FSV MSA, based on the ratio of the Net Fair Market Value of the Distribution Property to the Net Fair Market Value of all property owned by FirstService immediately before the Distribution Property Exchange.

Otherwise, the terms of the Colliers MSA and New FSV MSA will, in all material respects, be the same as the FirstService MSA, except that:

•	under the New FSV MSA, Mr. Hennick will perform the services of the Founder and Chairman of New FSV and under the Colliers MSA, Mr. Hennick will perform the services of the Executive Chairman of Colliers;

•	each of the fees and financial amounts provided for in the FirstService MSA (other than the base prices under the Long Term Arrangement, which will be apportioned as described above) will be apportioned between the Colliers MSA and the New FSV MSA, with such amounts in the New FSV MSA being the original amounts as contained in the FirstService MSA immediately prior to the Effective Time multiplied by the ratio of the Net Fair Market Value of the Distribution Property to the Net Fair Market Value of all property owned by FirstService immediately before the Distribution Property Exchange, and with such amounts in the Colliers MSA being the original amounts as contained in the FirstService MSA immediately prior to the Effective Time less the corresponding applicable amounts as are contained in the New FSV MSA. Such apportionment is intended to reflect the anticipated time commitment and level of services to be provided to New FSV and Colliers, respectively, following completion of the Arrangement; and

•	the assignment provisions will be modified in each of the Colliers MSA and the New FSV MSA to provide that Jayset may assign the agreement to any person who is a person not dealing at arm's length with Jayset (including a wholly-owned subsidiary of Jayset).

The above terms of the Colliers MSA and New FSV MSA were reviewed and approved on behalf of FirstService by the Chair of the Audit Committee of FirstService, Bernard I. Ghert.

As part of the Pre-Arrangement Transactions, FirstService will, among other things, transfer the New FSV MSA to FSV Holdco and, pursuant to the Arrangement, FSV Holdco will wind-up into New FSV. See "The Arrangement – Pre-Arrangement Transactions". As a result of the foregoing, the New FSV MSA will end up being a contract of New FSV and New FSV will receive the services and other benefits contained in, and will be subject to the obligations under, the New FSV MSA. See "Executive Compensation – New FSV MSA" in Appendix "I" to this Circular for a description of the New FSV MSA.

The Colliers MSA will remain as a contract of FirstService and, pursuant to the Arrangement, FirstService will amalgamate with FCRESI to form Colliers. As a result of the foregoing, the Colliers MSA will end up being a contract of Colliers and Colliers will receive the services and other benefits contained in, and will be subject to the obligations under, the Colliers MSA. See "Executive Compensation – Colliers MSA" in Appendix "H" to this Circular for a description of the Colliers MSA.

Directors' and Officers' Liability Insurance

FirstService presently carries directors' and officers' liability insurance on behalf of its directors and officers, and on behalf of the directors and officers of its subsidiaries. After the Effective Date, Colliers will establish a new program of directors' and officers' liability insurance on behalf of the directors and officers of Colliers, and on behalf of the directors and officers of its subsidiaries, in respect of acts occurring after the Effective Date. New FSV will also establish its own program of directors' and officers' liability insurance on behalf of its directors and officers, and on behalf of the directors and officers of its subsidiaries, in respect of acts occurring after the Effective Date. It is presently expected that the directors' and officers' liability insurance of each of Colliers and New FSV will be on substantially the same terms as the current FirstService directors' and officers' liability insurance.

After the Effective Date, FirstService's current program of directors' and officers' liability insurance will be in effect on behalf of the directors and officers of pre-Arrangement FirstService, and on behalf of the directors and officers of its subsidiaries, on a run-off basis for a period of discoverability of six years in respect of acts occurring on or prior to the Effective Date or otherwise in connection with the Arrangement.

Transitional Services and Separation Agreement

Following the Arrangement, Colliers and New FSV will be independent of each other to the greatest extent practicable. While the owners of both companies will initially be the Shareholders (plus, in respect of Colliers, the FCRESI minority shareholders and optionholders as a result of the FCRESI Arrangements becoming effective under the Arrangement), there will be no overlap in the management or employees of Colliers and New FSV, except as set forth in the Transitional Services and Separation Agreement, the Colliers MSA and the New FSV MSA. See "– Treatment of Certain FirstService Employees and Benefit Plans – FirstService MSA" above. The contractual arrangements between Colliers and New FSV will generally be limited to their mutual obligations under, among others, the Arrangement Agreement and the Transitional Services and Separation Agreement, including indemnification in certain circumstances, and confidentiality and access to records necessary to comply with, among other things, continuous disclosure requirements. Colliers and New FSV will not enter into a non-competition agreement, but the two companies will initially have distinct businesses and will employ business plans and strategies to maximize the value of their respective businesses.

In connection with the Arrangement, FirstService, New FSV, FSV Holdco, FCRESI and others will enter into the Transitional Services and Separation Agreement to, among other things, provide for the Pre-Arrangement Transactions, including the transfer of the businesses which make up the Residential Real Estate Services and Property Services divisions of FirstService to FSV Holdco and to prescribe various provisions and services to be provided upon completion of the Arrangement.

The terms of the Transitional Services and Separation Agreement have not been finalized prior to the printing and mailing of this Circular; changes, some of which may be material, may be made thereto prior to the Effective Time. The Transitional Services and Separation Agreement will set forth the agreement with respect to the transfer of the assets associated with the Residential Real Estate Services and Property Services divisions of FirstService from FirstService to FSV Holdco and the assumption of the associated liabilities by FSV Holdco and certain transitional arrangements governing the relationship between FirstService, New FSV, FSV Holdco and FCRESI following the time specified therein on the Effective Date (the "Reorganization Time"). Such assets will be transferred, and such liabilities assumed, on an "as-is", "where-is" basis.

The Transitional Services and Separation Agreement will also allocate ultimately between New FSV and Colliers responsibility and liability for outstanding legal actions based on whether such legal actions relate primarily to the businesses and assets being transferred to New FSV (on the one hand) or the retained businesses and assets (on the other hand). With respect to outstanding legal actions that affect both Colliers and New FSV or unknown or future legal actions brought after the Reorganization Time, the Transitional Services and Separation Agreement will provide that each party will be liable for its proportionate share of all costs and liabilities arising out of or relating to such legal actions based on the extent to which such legal actions relate to the New FSV businesses or the New FSV assets (in the case of FSV Holdco and ultimately New FSV) or the retained businesses and assets (in the case of FirstService and ultimately Colliers).

Pursuant to the Transitional Services and Separation Agreement, each of Colliers and New FSV have agreed, in respect of certain litigation matters (collectively, the "Joint Litigation"), to cooperate fully with the other and its counsel in the investigation, prosecution, defense and resolution of such Joint Litigation. FirstService (and ultimately Colliers) will have exclusive authority and control over the investigation, prosecution, defense and appeal of all Joint Litigation. See "Risk Factors" in Appendix "I" to this Circular.

The Transitional Services and Separation Agreement will provide for a full and complete mutual release and discharge of all liabilities existing or arising from all acts, events and conditions (including liabilities arising under contractual agreements or arrangements between or among such parties other than the Transitional Services and Separation Agreement and the Arrangement Agreement) occurring or existing on or before the Reorganization Time, between FSV Holdco or any of its affiliates, on the one hand, and FirstService or any of its affiliates (other than FSV Holdco and its affiliates), on the other hand, except as will expressly be set forth in the Transitional Services and Separation Agreement.

Under the terms of the Transitional Services and Separation Agreement, FSV Holdco (and ultimately New FSV) will generally agree to indemnify FirstService (and ultimately Colliers) and its affiliates from and against any liabilities associated with, among other things, the New FSV businesses or the New FSV assets, whether relating to the period, or arising, prior to or after the Reorganization Time. The Transitional Services and Separation Agreement will contain a reciprocal indemnity under which FirstService (and ultimately Colliers) will generally agree to indemnify FSV Holdco (and ultimately New FSV) and its affiliates from and against any liabilities relating to, among other things, the businesses and assets retained by Colliers. FirstService and FSV Holdco (and ultimately Colliers and New FSV) will indemnify each other with respect to non-performance of their respective obligations under the Transitional Services and Separation Agreement, including the obligation not to do anything after the Arrangement which could interfere with any transactions outlined in the Tax Ruling and Opinion.

The transfer of the New FSV businesses and the New FSV assets will be effective as at the Reorganization Time. To the extent that certain of the legal documentation necessary to evidence any of the transfers contemplated by the Transitional Services and Separation Agreement have not been completed on or prior to the Reorganization Time, the parties will agree to cooperate to complete such legal documentation as promptly as practicable following the Transitional Services and Separation Agreement. In addition, each of the parties will agree to cooperate with each other and use reasonable commercial efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Transitional Services and Separation Agreement.

Other matters governed by the Transitional Services and Separation Agreement include responsibility for taxes, access to books and records, confidentiality, insurance, dispute resolution and, as outlined under "– Treatment of Certain FirstService Employees and Benefit Plans – FirstService MSA" above, the FirstService MSA and the amendment and restatement thereof into the Colliers MSA and New FSV MSA.

The Transitional Services and Separation Agreement also provides that FirstService and FSV Holdco (and ultimately Colliers and New FSV) will agree to provide each other, on a transitional basis, certain services and facilities in order to facilitate the orderly transfer of the New FSV businesses to FSV Holdco. The transitional services and facilities will include, among other things, certain information technology, accounting and tax services and the lease of a portion of certain premises. The transitional services and facilities will be provided, at negotiated rates, and, with respect to such transitional services, for a period of 12 months after the Effective Date and with respect to such facilities, for a period of 12 months after the Effective Date.

The Transitional Services and Separation Agreement will contain provisions governing the use by FirstService and FSV Holdco (and ultimately Colliers and New FSV) of certain trade-marks owned by the other of them during the period following the Reorganization Time.

Standstill Agreement

The Standstill Agreement provides that Mr. Hennick and Henset Capital Inc. will abide by certain restrictions in order to ensure that subsection 55(2) of the Tax Act does not apply to the transactions and events forming part of the Arrangement, including not: (i) disposing of shares in the capital of any of FirstService, Colliers and/or New FSV, any property acquired in substitution for such shares or any property 10% or more of the fair market value of which is or may be derived from such shares (or any property acquired in substitution for such property) to any non-related person; and (ii) commencing, participating in or in any way supporting a transaction or series of transactions pursuant to which control of Colliers or New FSV is acquired by any person or group of persons, in each case, other than in connection with certain permitted events.

Intention of Directors and Executive Officers

Each of the directors and executive officers of FirstService has indicated an intention to vote FOR the Arrangement Resolution. As at March 16, 2015, such directors and executive officers beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 3,806,321 FirstService Subordinate Voting Shares and 1,325,694 FirstService Multiple Voting Shares, representing approximately 11.0% of the issued and outstanding FirstService Subordinate Voting Shares and 100% of the issued and outstanding FirstService Multiple Voting Shares (and 49.6% of the total number of votes attached to all FirstService Shares).

Expenses of the Arrangement

The estimated fees, costs and expenses of the Arrangement are expected to aggregate approximately $10.0 million. The estimate includes, without limitation, financial advisor fees, legal and accounting fees, tax advisor fees, printing and mailing costs, proxy solicitation fees, stock exchange and regulatory filing fees and financing fees in respect of FirstService and New FSV. All of these fees, costs and expenses will be borne by FirstService (and ultimately Colliers), with the exception of the financing fees associated with the financing to be entered into by New FSV, the fees for the listing of the New FSV Subordinate Voting Shares and certain other fees, costs and expenses identified in the Arrangement Agreement as being for the account of New FSV and/or FSV Holdco, which fees, costs and expenses are in the aggregate estimated to be approximately $1.0 million. In addition, each of FirstService (and ultimately Colliers) and New FSV will be responsible for all taxes properly attributable to it by virtue of the Pre-Arrangement Transactions.

CERTAIN LEGAL AND REGULATORY MATTERS

Completion of the Arrangement

Completion of the Arrangement is subject to the conditions precedent in the Arrangement Agreement having been satisfied or, where legally permissible, waived, as applicable, including the following:

(a)	the required Shareholder approval of the Arrangement Resolution having been obtained;

(b)	the Canadian Tax Ruling having been received, not withdrawn or modified and remaining in full force and effect and all of the transactions referred to in the Canadian Tax Ruling as occurring on or prior to the Effective Time having occurred and all conditions or terms of the Canadian Tax Ruling having been satisfied;

(c)	the U.S. Tax Opinion having been received, not withdrawn or modified and all of the transactions referred to in the U.S. Tax Opinion as occurring on or prior to the Effective Time having occurred and all conditions or terms of the U.S. Tax Opinion having been satisfied;

(d)	the Final Order having been obtained; and

(e)	receipt of the required approvals of the TSX and Nasdaq.

The Arrangement Agreement provides for the Articles of Arrangement to be filed with the Director at such time as FirstService deems appropriate, in its sole discretion, after the conditions precedent contained in the Arrangement Agreement have been satisfied or, where legally permissible, waived, as applicable. See "The Arrangement – Arrangement Agreement – Conditions Precedent".

Timing

Subject to the receipt of the required Shareholder approval, receipt of the Tax Ruling and Opinion, the issue of the Final Order and receipt of the required approvals of the TSX and Nasdaq, it is anticipated that the Arrangement will be completed (and the New FSV Shares will be distributed) on or about May 1, 2015 (referred to herein as the Effective Date and the Distribution Date). However, completion of the Arrangement is dependent on many factors and it is not possible at this time to determine precisely when the Arrangement will become effective.

Shareholder Approval

At the Meeting, Shareholders will be asked to approve the Arrangement Resolution. In accordance with the Interim Order, the approval of the Arrangement Resolution will require the affirmative vote of:

(a)	not less than 66⅔% of the votes cast at the Meeting by the holders of FirstService Subordinate Voting Shares, voting separately as a class, present in person or represented by proxy at the Meeting;

(b)	not less than 66⅔% of the votes cast at the Meeting by the holders of FirstService Multiple Voting Shares, voting separately as a class, present in person or represented by proxy at the Meeting; and

(c)	not less than a majority of the votes cast at the Meeting by the holders of FirstService Subordinate Voting Shares, voting separately as a class (other than the votes attaching to FirstService Subordinate Voting Shares held, directly or indirectly, by an "interested party" within the meaning of MI 61-101 or otherwise required to be excluded under the requirements of MI 61-101, an "affiliate" of FirstService, within the meaning of the Securities Act (Ontario), and "control persons" of FirstService, within the meaning of OSC Rule 56-501).

See "Application of MI 61-101" and "Application of OSC Rule 56-501 and NI 41-101".

Notwithstanding the approval by the Shareholders of the Arrangement Resolution in accordance with the foregoing, the Arrangement Resolution authorizes the Board, at its discretion and without further notice to, or approval of, the Shareholders: (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby, as described under "The Arrangement – Arrangement Agreement – Amendments" and "The Arrangement – Plan of Arrangement – Amendments"; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and/or any related transactions.

Court Approval

It is a condition of the Arrangement Agreement that the Interim Order and the Final Order must be obtained from the Court. Prior to the mailing of this Circular, FirstService obtained the Interim Order, which provides for, among other things, the calling and holding of the Meeting, the required Shareholder approval, the Dissent Rights, the notice requirements with respect to the presentation of the application to the Court for the Final Order and other procedural matters. A copy of the Interim Order is attached as Appendix "F" to this Circular.

It is expected that shortly after the Meeting, subject to the approval of the Arrangement Resolution by Shareholders at the Meeting, an application will be made for the Court's final approval of the Arrangement (the Final Order hearing) on April 24, 2015 at 10:00 a.m. (Toronto, Ontario local time). At the hearing for the Final Order, the Court will determine whether to approve the Arrangement in accordance with the legal requirements and the evidence before the Court. Participation in the hearing for the Final Order, including who may participate and present evidence or argument and the procedure for doing so, is subject to the terms of the Interim Order and any subsequent direction of the Court. A copy of the Notice of Application for the Final Order is attached as Appendix "E" to this Circular.

At the hearing for the Final Order, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement to those to whom securities will be issued. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. In connection with the hearing for the Interim Order, the Court was informed that the Final Order will also constitute the basis for an exemption from registration under the U.S. Securities Act for the New FSV Shares to be issued pursuant to the Arrangement to Shareholders pursuant to Section 3(a)(10) of the U.S. Securities Act.

Stock Exchange Listings

The FirstService Subordinate Voting Shares (which will become Colliers Subordinate Voting Shares pursuant to the Arrangement) are currently listed on the TSX and Nasdaq under the symbols "FSV" and "FSRV", respectively, and on and following the Effective Date (at which time, pursuant to the Arrangement, FirstService will have changed its name to "Colliers International Group Inc." and amalgamated with FCRESI to form Colliers), the Colliers Subordinate Voting Shares will continue to be listed on the TSX and Nasdaq under the new trading symbols "CIG" and "CIGI", respectively. The trading price of the Colliers Subordinate Voting Shares will be determined by the market.

There is no current trading market for the New FSV Subordinate Voting Shares. New FSV has applied to have the New FSV Subordinate Voting Shares listed on the TSX and Nasdaq under the same symbol, "FSV". Listing on the TSX and Nasdaq is subject to New FSV fulfilling all of the respective original listing requirements of the TSX and Nasdaq. The trading price of the New FSV Subordinate Voting Shares will be determined by the market.

Receipt of the TSX's conditional approval and Nasdaq's authorization for the continued listing of the Colliers Subordinate Voting Shares and the listing of the New FSV Subordinate Voting Shares to be issued pursuant to the Arrangement is a condition precedent to the completion of the Arrangement under the terms of the Arrangement Agreement. FirstService will not proceed with the Arrangement unless the TSX has conditionally approved (subject to compliance with the normal listing requirements of the TSX) and Nasdaq has authorized (subject to official notice of issuance) the listing of such shares.

Trading of Shares on the TSX and Nasdaq

The following is a summary of the trading markets that are expected to develop in FirstService Subordinate Voting Shares, Colliers Subordinate Voting Shares and New FSV Subordinate Voting Shares prior to the Distribution Date. Additional information on trading will be provided by press release once available. Shareholders are encouraged to consult their brokers and financial advisors regarding the specific consequences of trading FirstService Subordinate Voting Shares, Colliers Subordinate Voting Shares and New FSV Subordinate Voting Shares prior to the Distribution Date.

Type of Trading and Markets

Shares may trade on the TSX and Nasdaq under a variety of methods and markets as follows:

•	Regular Way: "regular-way" trading typically involves a trade of a listed share that settles on the third full trading day following the date of the acquisition or disposition of such share.

The FirstService Subordinate Voting Shares currently trade on a "regular-way" basis on the TSX and Nasdaq and, on the first trading day following the Distribution Date, the Colliers Subordinate Voting Shares and New FSV Subordinate Voting Shares will trade on a "regular-way" basis on the TSX and Nasdaq;

•	Ex-Distribution: as the settlement of a "regular-way" trade occurs on the third full trading day following the date of the acquisition or disposition of a listed share, in the event an issuer is making a distribution to holders of that share of record on a particular record date, at the opening of trading on the date that is two days prior to such record date (the "Ex Date"), the share will trade "ex-distribution", meaning those who acquire or dispose of that share on or after the Ex Date will have settlement occur on the third full trading day following the date of the acquisition or disposition, which settlement day will be after the record date and thus the buyer will not be entitled to receive, and the seller will retain the right to receive, the applicable distribution when made. As a result, the market value of the listed share will typically decline as of the Ex Date to reflect the lack of the entitlement to the distribution.

Under the Arrangement, holders of FirstService Subordinate Voting Shares of record as at the close of business on the Distribution Record Date (other than a Dissenting Shareholder) will be entitled to receive one New FSV Subordinate Voting Share for every FirstService Subordinate Voting Share held. Accordingly, on and after the Ex Date, the FirstService Subordinate Voting Shares will trade "ex-distribution", and a buyer who acquires a FirstService Subordinate Voting Share on or after the Ex Date will not be entitled to receive the distribution of a New FSV Subordinate Voting Share when made, and the seller who disposed of such FirstService Subordinate Voting Share will retain the right to receive the distribution of such New FSV Subordinate Voting Share;

•	Due-Bills: a "due bill" is an entitlement to receive (among other things) a security that can attach to a share. In circumstances where an issuer will be undergoing certain material corporate events that will involve a distribution, such as stock-splits, spin-offs or other distributions in circumstances where the effective date or payment date of the event cannot be determined with certainty in advance, "due bills" are often attached to the listed shares of that issuer on the Ex Date, which "due bills" represent the entitlement to receive that distribution notwithstanding that the shares began trading "ex-distribution" on the Ex Date. In this way, the buyer and seller of the share will be acquiring and disposing of both the share and the distribution "due bill" entitlement on and after the Ex Date, and therefore the listed share should continue to carry the appropriate market value until the "due bill" entitlement has been paid.

With respect to the Arrangement, since completion of the Arrangement is subject to the satisfaction of conditions precedent, it is possible that the Arrangement will not be completed on the expected Effective Date or at all, in which case, the expected Distribution Record Date and Distribution Date will change or be nullified, as the case may be. Therefore, the Ex Date in respect of the Arrangement cannot be determined with certainty and market valuation issues could arise between the expected Ex Date and the actual Effective Date and/or Distribution Date. Accordingly, a "due bill" trading market will be used in connection with the Arrangement in order to address such uncertainties. In such market, any FirstService Subordinate Voting Shares traded during the applicable period will have "due bills" attached carrying the right to receive New FSV Subordinate Voting Shares. By having such a "due bill" market for the FirstService Subordinate Voting Shares/New FSV Subordinate Voting Shares, the Ex Date for the FirstService Subordinate Voting Shares in such market will be deferred and buyers and sellers of the FirstService Subordinate Voting Shares will be certain of the entitlements attaching thereto. Shareholders trading FirstService Subordinate Voting Shares in this market during the applicable period will not be required to take any special action. Any trades of FirstService Subordinate Voting Shares that are executed during the applicable period will be automatically flagged to ensure buyers receive the distribution entitlement and sellers do not;

•	When Issued/If, As and When Issued: "when-issued" or "if, as and when issued" trading refers to a share transaction made conditionally on or before the distribution or issuance date because the share is not yet available (and if the conditions to the distribution or issuance are not met, such that the distribution or issuance is not made, all "when-issued" or "if, as and when issued" trades do not settle and are null and void).

As the New FSV Subordinate Voting Shares will not be issued until the Distribution Date, a "when-issued" or "if, as and when issued" market for the New FSV Subordinate Voting Shares will be made available on the TSX and Nasdaq prior to the Distribution Date. On the first trading day following the Distribution Date, it is expected that the "when-issued" or "if, as and when issued" market for the New FSV Subordinate Voting Shares will end and "regular-way" trading will begin. If the Arrangement is not approved and the Arrangement and the issuance of the New FSV Subordinate Voting Shares does not occur, all "when-issued" or "if, as and when issued" trades in the New FSV Subordinate Voting Shares will not be settled and therefore will be null and void.

Trading on the TSX and Nasdaq

It is anticipated that, on the second business day prior to the record date and continuing through the Distribution Date, there will be the following two markets in the FirstService Subordinate Voting Shares (which will become Colliers Subordinate Voting Shares after the Effective Date pursuant to the Arrangement) on both the TSX and Nasdaq:

(1)	a "due-bills" market – the FirstService Subordinate Voting Shares that trade on the "due-bills" market will trade with an entitlement to receive New FSV Subordinate Voting Shares under the Arrangement, and such shares will settle on a "regular-way" basis; and

(2)	a "when issued ex-distribution" market – FirstService Subordinate Voting Shares that trade on the "when issued ex-distribution" market will trade without an entitlement to receive New FSV Subordinate Voting Shares under the Arrangement, and such trades will generally settle within four trading days after the Distribution Date.

Therefore, if you sell FirstService Subordinate Voting Shares in the "due-bills" market during the period commencing on the second business day prior to the record date and ending on the Distribution Date, you will be selling your right to receive New FSV Subordinate Voting Shares under the Arrangement. However, if you own FirstService Subordinate Voting Shares on the Distribution Record Date and sell those shares in the "when issued ex-distribution" market during the period commencing on the second business day prior to the record date and ending on the Distribution Date, you will still be entitled to receive New FSV Subordinate Voting Shares under the Arrangement. On the first trading day following the Distribution Date, FirstService Subordinate Voting Shares (which will then be Colliers Subordinate Voting Shares) will begin trading on the TSX and Nasdaq without any entitlement to receive New FSV Subordinate Voting Shares. If the Arrangement is not approved and the Arrangement and the issuance of the New FSV Subordinate Voting Shares does not occur, all "when issued ex-distribution" trades in FirstService Subordinate Voting Shares will not be settled and therefore will be null and void.

It is also anticipated that a "when-issued" market in the New FSV Subordinate Voting Shares will develop on the TSX and Nasdaq during the period commencing on the second business day prior to the record date and ending on the Distribution Date. When-issued trades on the TSX and Nasdaq generally settle within four trading days after the applicable distribution date. If you own FirstService Subordinate Voting Shares on the Distribution Record Date, you will be entitled to receive New FSV Subordinate Voting Shares under the Arrangement. You may trade this entitlement to receive New FSV Subordinate Voting Shares, without the FirstService Subordinate Voting Shares you own, on the "when-issued" market during the period commencing on the second business day prior to the record date and ending on the Distribution Date. On the first trading day following the Distribution Date, it is expected that "when-issued" trading of the New FSV Subordinate Voting Shares on the TSX and Nasdaq will end and "regular-way" trading in those shares will begin. If the Arrangement is not approved and the Arrangement and the issuance of the New FSV Subordinate Voting Shares does not occur, all "when-issued" trades in the New FSV Subordinate Voting Shares will not be settled and therefore will be null and void.

Canadian Securities Law Matters

Application of MI 61-101

As a reporting issuer or the equivalent in all provinces of Canada, FirstService is, among other things, subject to the securities laws of Ontario and Québec, including MI 61-101. MI 61-101 regulates certain types of related party and other transactions to ensure equality of treatment among security holders and may require enhanced disclosure, approval by a majority of security holders (excluding interested or related parties), independent valuations and, in certain instances, approval and oversight of certain transactions by a special committee of independent directors. The protections afforded by MI 61-101 apply to, among other transactions, "business combinations" (as such term is defined in MI 61-101).

The Arrangement may be a "business combination" subject to MI 61-101. If a person that is a "related party" (as such term is defined in MI 61-101) of FirstService, at the time the Arrangement was agreed to, is a party to any "connection transaction" (as such term is defined in MI 61-101) to the Arrangement, the Arrangement will be subject to the requirements of MI 61-101. MI 61-101 defines "connected transactions" to mean two or more transactions that have at least one party in common, directly or indirectly, other than transactions related solely to services as an employee, director or consultant, and: (a) are negotiated or completed at approximately the same time; or (b) the completion of at least one of the transactions is conditional on the completion of each of the other transactions.

The entering into of the Transitional Services and Separation Agreement and the Standstill Agreement with, among others, Jay S. Hennick, Jayset, Henset Capital Inc. and other entities controlled by Mr. Hennick, as applicable, may be considered "connected transactions" to the Arrangement since such agreements each have parties in common with the Arrangement Agreement (being FirstService, New FSV, FSV Holdco and FCRESI) and will be completed at approximately the same time. As: (i) Mr. Hennick, a director, senior officer and control person of FirstService, is a related party of FirstService; and (ii) Jayset, Henset Capital Inc. and certain other entities controlled by Mr. Hennick are related parties of FirstService because they are owned and/or controlled by Mr. Hennick, and one or more of such persons are parties to the Transitional Services and Separation Agreement and the Standstill Agreement, the entering into of the Transitional Services and Separation Agreement and the Standstill Agreement would render the Arrangement a "business combination" subject to MI 61-101. Accordingly, FirstService will comply with MI 61-101 on the basis that the entering into of the Transitional Services and Separation Agreement and the Standstill Agreement with, among others, Mr. Hennick, Jayset, Henset Capital Inc. and other entities controlled by Mr. Hennick are connected transactions to the Arrangement.

Pursuant to MI 61-101, the Arrangement is not a business combination for which a formal valuation is required as, despite an interested party being a party to a "connected transaction" (as such term is defined in MI 61-101) to the Arrangement that is a "related party transaction" (as such term is defined in MI 61-101), FirstService is entitled to rely on an exemption under MI 61-101 from the requirement to obtain a formal valuation under MI 61-101. In particular, FirstService is relying on the exemption available in subsection 5.5(a) of MI 61-101, which provides for such an exemption if neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the "connected transactions", insofar as it involves interested parties, exceeds 25% of FirstService's market capitalization. The Board, with the advice and assistance of its advisors, has concluded that the fair market value of the Transitional Services and Separation Agreement and the Standstill Agreement, in relation to the related party aspects thereof, is nil or negligible, which is substantially less than 25% of FirstService's market capitalization (which, as at the close of trading on March 16, 2015, was in excess of $2.7 billion).

MI 61-101 also requires that, in addition to any other required security holder approval, a business combination is subject to "minority approval" (as such term is defined in MI 61-101) of every class of "affected securities" (as such term is defined in MI 61-101) of the issuer, in each case voting separately as a class. In relation to the Arrangement, the FirstService Subordinate Voting Shares and the FirstService Multiple Voting Shares are "affected securities" and "minority approval" means the approval of the Arrangement Resolution by the affirmative vote of a simple majority of the votes cast by the holders of FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares, in each case, other than: (A) any interested party, which is defined under MI 61-101 as, among others, a related party of FirstService who is a party to any connected transaction to the Arrangement; (B) a related party of any interested party, and (C) any person that is a "joint actor" (as such term is defined in MI 61-101) with any of the foregoing, voting separately as a class. In relation to the Arrangement, Jay S. Hennick and Henset Capital Inc. are the only interested parties or related parties thereto or joint actors thereof, as applicable.

As at March 16, 2015, Mr. Hennick owns, indirectly through Henset Capital Inc., 2,273,526 FirstService Subordinate Voting Shares (representing 6.6% of the FirstService Subordinate Voting Shares then outstanding) and 1,325,694 FirstService Multiple Voting Shares (representing 100% of the FirstService Multiple Voting Shares then outstanding). See "Information Concerning FirstService Pre-Arrangement – Principal Holders of FirstService Shares". Accordingly, in relation to the Arrangement, "minority approval" means approval by a majority of the votes cast at the Meeting by the holders of FirstService Subordinate Voting Shares, voting separately as a class, other than Mr. Hennick and Henset Capital Inc.

The following indicates, as at March 16, 2015, the number, designation and the percentage of the outstanding securities of any class of securities of FirstService beneficially owned or over which control or direction is exercised by each director and officer of FirstService and, to the knowledge of FirstService after reasonable inquiry, by the other insiders of FirstService and the associates and affiliates of FirstService and its insiders:

Name of Holder & Position	Holdings (Approximate Percentage Ownership of Class or Series)
David R. Beatty Director	FirstService Subordinate Voting Shares	45,560 (1) (0.13%)
	FirstService Stock Options	10,000 (0.60%)
Brendan Calder Director	FirstService Subordinate Voting Shares	19,033 (2) (0.05%)
	FirstService Stock Options	10,000 (0.60%)
Peter F. Cohen Chairman of the Board and Director	FirstService Subordinate Voting Shares	180,000 (3) (0.53%)
	FirstService Stock Options	10,000 (0.60%)
John (Jack) P. Curtin, Jr. Director	FirstService Subordinate Voting Shares	10,560 (0.03%)
	FirstService Stock Options	5,000 (0.30%)
Bernard I. Ghert Director	FirstService Subordinate Voting Shares	24,679 (4) (0.07%)
	FirstService Stock Options	10,000 (0.60%)
Michael D. Harris Director	FirstService Subordinate Voting Shares	14,889 (5) (0.04%)
	FirstService Stock Options	10,000 (0.60%)
Jay S. Hennick Founder, Chief Executive Officer and Director	FirstService Subordinate Voting Shares	2,273,526 (6) (6.56%)
	FirstService Multiple Voting Shares	1,325,694 (6) (100%)
Frederick F. Reichheld Director	FirstService Subordinate Voting Shares	2,000 (0.01%)
	FirstService Stock Options	5,000 (0.30%)
Michael Stein Director	FirstService Subordinate Voting Shares	10,000 (0.03%)
	FirstService Stock Options	5,000 (0.30%)
D. Scott Patterson President and Chief Operating Officer	FirstService Subordinate Voting Shares	705,262 (2.04%)
	FirstService Stock Options	300,000 (18.11%)
John B. Friedrichsen Senior VP and Chief Financial Officer	FirstService Subordinate Voting Shares	250,000 (0.72%)
	FirstService Stock Options	300,000 (18.11%)
Elias Mulamoottil Senior VP, Strategy and Corporate Dev't	FirstService Subordinate Voting Shares	9,123 (7) (0.03%)
	FirstService Stock Options	203,000 (12.26%)
Jeremy Rakusin Vice President, Strategy and Corporate Dev't	FirstService Subordinate Voting Shares	600 (0.00%)
	FirstService Stock Options	150,000 (9.06%)
Alex Nguyen Vice President, Strategy and Corporate Dev't	FirstService Stock Options	51,800 (3.13%)
Douglas G. Cooke VP, Corporate Controller and Corp. Secretary	FirstService Subordinate Voting Shares	166,811 (8) (0.48%)
	FirstService Stock Options	123,000 (7.43%)
Christian Mayer Vice President, Finance	FirstService Subordinate Voting Shares	70,022 (9) (0.20%)
	FirstService Stock Options	123,000 (7.43%)
Neil (Sunile) D. Chander Vice President, Tax	FirstService Subordinate Voting Shares	24,256 (0.07%)
	FirstService Stock Options	82,500 (4.98%)
Charles E. Chase President and Chief Executive Officer, FirstService Brands	FirstService Subordinate Voting Shares	12,301 (0.04%)
Charles M. Fallon Chief Executive Officer, FirstService Residential	FirstService Stock Options	50,000 (3.02%)
Douglas P. Frye President and CEO, Colliers International	FirstService Subordinate Voting Shares	44,940 (0.13%)
Chris R. McLernon CEO, EMEA, Colliers International	FirstService Subordinate Voting Shares	500 (0.00%)
Michael Natale Chief Financial Officer, FirstService Residential	FirstService Subordinate Voting Shares	7,500 (10) (0.02%)

Name of Holder & Position	Holdings (Approximate Percentage Ownership of Class or Series)

Kevin Roy Chief Financial Officer, FirstService Brands	FirstService Subordinate Voting Shares	35,258 (0.10%)

Notes:

(1)	Mr. Beatty owns all of the shares listed directly other than 5,560 FirstService Subordinate Voting Shares, which are owned by Beatinvest Limited, which Mr. Beatty controls or directs.

(2)	17,025 FirstService Subordinate Voting Shares are held in a registered retirement savings plan of which Mr. Calder is the annuitant. Mr. Calder owns the remainder of the shares listed directly.

(3)	The Dawsco Group, which Mr. Cohen controls or directs, owns 100,000 FirstService Subordinate Voting Shares. The Ricky and Peter Cohen Family Foundation, an entity which Mr. Cohen controls or directs, is the holder of 60,000 FirstService Subordinate Voting Shares. Mr. Cohen owns the remainder of the shares listed directly.

(4)	1306159 Ontario Limited, a corporation which Mr. Ghert controls or directs, is the holder of 888 FirstService Subordinate Voting Shares. The B.I. Ghert Family Foundation, an entity which Mr. Ghert controls or directs, is the holder of 2,300 FirstService Subordinate Voting Shares. Mr. Ghert owns 777 FirstService Subordinate Voting Shares in a life income fund. The remainder of the shares listed are directly owned by Mr. Ghert.

(5)	Steane Consulting Limited, a corporation which Mr. Harris controls or directs, is the holder of 4,889 FirstService Subordinate Voting Shares. Mr. Harris owns the remainder of the shares listed directly.

(6)	Henset Capital Inc., an entity which Mr. Hennick controls or directs, is the owner of all listed shares.

(7)	5,456 FirstService Subordinate Voting Shares are held in a registered retirement savings plan of which Mr. Mulamoottil is the annuitant. Mr. Mulamoottil owns the remainder of the shares listed directly.

(8)	DSBK Corp., a corporation which Mr. Cooke controls or directs, is the holder of 20,491 FirstService Subordinate Voting Shares. 496 FirstService Subordinate Voting Shares are held in a registered education savings plan of which Mr. Cooke is the subscriber. 10,000 FirstService Subordinate Voting Shares are held Mr. Cooke's spouse. The remainder of the shares listed are directly owned by Mr. Cooke.

(9)	263 FirstService Subordinate Voting Shares are held in a registered education savings plan of which Mr. Mayer is the subscriber. 5,008 FirstService Subordinate Voting Shares are held in a registered retirement savings plan of which Mr. Mayer is the annuitant. Mr. Mayer owns the remainder of the shares listed directly.

(10)	1,500 FirstService Subordinate Voting Shares are held in a registered retirement savings plan of which Mr. Natale is the annuitant. Mr. Natale owns the remainder of the shares listed directly.

Application of OSC Rule 56-501 and NI 41-101

OSC Rule 56-501 regulates the creation and distribution of "restricted shares" by reporting issuers governed by Ontario securities law. The definition of "restricted shares" includes equity shares to which are attached voting rights exercisable in all circumstances, irrespective of the number or percentage of shares owned, that are less, on a per share basis, than the voting rights attaching to any other shares of an outstanding class of shares of the issuer.

OSC Rule 56-501 provides, among other things, that the prospectus exemptions under Ontario securities law are not available in respect of a "stock distribution" (as defined in OSC Rule 56-501), unless either: (i) the "stock distribution" or (ii) the "reorganization" (as defined in OSC Rule 56-501) that resulted in the creation of the "restricted shares", received "minority approval" in addition to any other required security holder approval. "Minority approval" means approval by a majority of the votes cast by holders of voting shares and, if required by applicable corporate law, by a majority of the votes cast by holders of a class of shares voting separately as a class, other than, in both cases, the votes attaching at the time to securities held directly or indirectly by: (A) "affiliates" (as defined in the Securities Act (Ontario)) of the issuer; or (B) "control persons" (as defined in OSC Rule 56-501) of the issuer. OSC Rule 56-501 provides an exemption from the foregoing requirements to obtain minority approval if the stock distribution is of securities of an issuer that was a private company immediately before the completion of the stock distribution or it is a subsequent distribution by such an issuer of securities of the same class.

NI 41-101 provides, among other things, that an issuer must not file a prospectus under which restricted securities are to be distributed unless: (i) the distribution has received prior majority approval of the securityholders of the issuer in accordance with applicable law, including approval on a class basis if required and excluding any votes attaching at the time to securities held, directly or indirectly, by "affiliates" of the issuer or "control persons" of the issuer (as such terms are defined under applicable securities laws); or (ii) at the time of any "restricted security reorganization" (as defined in NI 41-101, and which would include the Arrangement) related to the securities to be distributed: (A) the restricted securityholder reorganization received prior majority approval of the securityholders of the issuer in accordance with applicable law, including approval on a class basis if required and excluding any votes attaching at the time to securities held, directly or indirectly, by "affiliates" of the issuer or "control persons" of the issuer (as such terms are defined under applicable securities laws); (B) the issuer was a reporting issuer in at least one jurisdiction; and (C) no purposes or business reasons for the creation of the restricted securities were disclosed in the relevant information circular that are inconsistent with the purpose of the distribution.

In connection with the Arrangement, the Colliers Subordinate Voting Shares and New FSV Subordinate Voting Shares, which will be "restricted shares" within the meaning of both OSC Rule 56-501 and NI 41-101, are being created and distributed. The distribution of the New FSV Subordinate Voting Shares may be exempt from the minority approval requirements of OSC Rule 56-501 because New FSV will be a private company immediately prior to the Arrangement. There is no similar exemption available under NI 41-101.

Therefore, in order to: (a) create and distribute Colliers Subordinate Voting Shares in connection with the Arrangement and to create and distribute New FSV Subordinate Voting Shares without the benefit of the "private company" exemption that may be available under OSC Rule 56-501; and (b) effect distributions of Colliers Subordinate Voting Shares in the future either pursuant to a prospectus or on a prospectus-exempt basis and to effect distributions of New FSV Subordinate Voting Shares on a prospectus-exempt basis without the benefit of the "private company" exemption that may be available under OSC Rule 56-501, in each case, without obtaining "minority approval" for any such distribution, FirstService is seeking "minority approval" of the Arrangement Resolution.

As any future distribution of New FSV Subordinate Voting Shares by means of a prospectus will require securityholder approval at the relevant time because New FSV will not be a reporting issuer at the time of the Arrangement and will therefore not meet the applicable requirements of NI 41-101, notwithstanding the receipt of "minority approval" for the Arrangement. A specific discretionary exemption is being sought by FirstService and New FSV from the applicable securities regulators for relief from such future securityholder approval requirement under NI 41-101 (and, to the extent applicable in the future, OSC Rule 56-501). If obtained, a copy of such exemption order issued by the OSC will be available at www.osc.gov.on.ca.

In relation to the Arrangement Resolution, "minority approval" means approval by the affirmative vote of a simple majority of the votes cast by holders of FirstService Subordinate Voting Shares, other than the votes attaching to FirstService Subordinate Voting Shares held directly or indirectly Jay S. Hennick. As at March 16, 2015, Jay S. Hennick directly or indirectly held 2,273,526 FirstService Subordinate Voting Shares and 1,325,694 FirstService Multiple Voting Shares. See "Information Concerning FirstService Pre-Arrangement – Principal Holders of FirstService Shares". Accordingly, 2,273,526 FirstService Subordinate Voting Shares are expected to be excluded for the purpose of confirming the requisite "minority approval" has been obtained for the Arrangement Resolution in accordance with OSC Rule 56-501.

Resale of Securities

The Colliers Shares and New FSV Shares to be issued in connection with the Arrangement will be issued in reliance on an exemption from the prospectus requirements of applicable Canadian securities laws. In accordance with applicable Canadian securities laws, the sale of Colliers Shares and New FSV Shares received pursuant to the Arrangement will be free from restriction on the first trade of such shares provided that: (i) such sale is not a control distribution; (ii) no unusual effort is made to prepare the market or to create a demand for the shares that are the subject of the sale; (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale; and (iv) if the selling security holder is an insider or officer of Colliers or New FSV, as applicable, the selling security holder has no reasonable grounds to believe that Colliers or New FSV, as applicable, is in default of Canadian securities legislation. Each Shareholder is urged to consult its professional advisor to determine the conditions and restrictions applicable to such Shareholder in trading Colliers Shares or New FSV Shares received pursuant to the Arrangement.

Judicial Developments

The Plan of Arrangement will be implemented pursuant to Section 182 of the OBCA which provides that, where an arrangement has been approved by shareholders of a corporation and by holders of shares of each class or series entitled to vote separately thereon, in each case, by special resolution, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the OBCA, such an application will be made by FirstService for approval of the Arrangement. See "Certain Legal and Regulatory Matters – Court Approval". Although there have been a number of judicial decisions considering this section and applications to various arrangements, there have not been, to the knowledge of FirstService, any recent significant decisions which would apply in this instance. Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

United States Securities Laws Matters

Exemption from the Registration Requirements of the U.S. Securities Act

The issuance of the Colliers Shares and New FSV Shares pursuant to the Arrangement will not be registered under the U.S. Securities Act and will be made in reliance on Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) of the U.S. Securities Act exempts from registration the offer and sale of a security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issue and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental authority expressly authorized by law to grant such approval. The Court will conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including the proposed issuance of New FSV Shares and Colliers Shares in exchange for the outstanding FirstService Shares. The Final Order, if granted, will constitute the basis for the Section 3(a)(10) exemption from the registration requirements of the U.S. Securities Act with respect to these shares issued in connection with the Arrangement. In connection with the hearing for the Interim Order, the Court will be advised that these shares will be issued in reliance on the Section 3(a)(10) exemption. See "Certain Legal and Regulatory Matters – Court Approval".

Resale of Colliers Shares after the Completion of the Arrangement

Colliers Shares received by a Shareholder who will be an "affiliate" of Colliers after the Arrangement will be subject to certain restrictions on resale imposed by the U.S. Securities Act. Under Rule 405 of the U.S. Securities Act, an "affiliate" of an issuer is a person or entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Typically, executive officers, directors and 10% or greater shareholders of an issuer are considered to be its "affiliates".

Shareholders who are not "affiliates" of Colliers, and have not been "affiliates" of Colliers within 90 days of the Effective Date, may resell their shares of Colliers issued to them pursuant to the Arrangement in the United States without restriction under the U.S. Securities Act.

Shareholders who are "affiliates" of Colliers after the Arrangement may not resell their shares of Colliers that they receive in connection with the Arrangement except pursuant to an effective registration statement under the U.S. Securities Act or pursuant to an exemption from the registration requirements of the U.S. Securities Act, such as the exemptions afforded by Rule 144 or Regulation S under the U.S. Securities Act.

Shareholders that are U.S. residents or are otherwise subject to laws of the United States are urged to, and should, consult their legal advisors prior to transferring Colliers Shares.

Resale of New FSV Shares after the Completion of the Arrangement

Similarly, New FSV Shares received by a Shareholder who will be an "affiliate" of New FSV after the Arrangement will be subject to certain restrictions on resale imposed by the U.S. Securities Act. Individuals or entities who are affiliates of FirstService on the Distribution Date may be deemed to be "affiliates" of New FSV.

Shareholders who are not "affiliates" of New FSV, and have not been "affiliates" of New FSV within 90 days of the Effective Date, may resell their shares of New FSV issued to them pursuant to the Arrangement in the United States without restriction under the U.S. Securities Act.

Shareholders who are "affiliates" of New FSV after the Arrangement may not resell their shares of New FSV that they receive in connection with the Arrangement except pursuant to an effective registration under the U.S. Securities Act or pursuant to an exemption from the registration requirements of the U.S. Securities Act, such as the exemptions afforded by Rule 144 or Regulation S under the U.S. Securities Act.

Shareholders that are U.S. residents or are otherwise subject to laws of the United States are urged to, and should, consult their legal advisors prior to transferring New FSV Shares.

Tax Ruling and Opinion

Canadian Tax Ruling

The respective obligations of the parties to the Arrangement Agreement to complete the Arrangement are conditional upon the Canadian Tax Ruling having been received by FirstService and New FSV, in form and substance satisfactory to FirstService, not withdrawn or modified and remaining in full force and effect and all of the transactions referred to in the Canadian Tax Ruling as occurring on or prior to the Effective Time having occurred and all conditions or terms of the Canadian Tax Ruling having been satisfied.

The Canadian Tax Ruling is expected to confirm that, based on the current provisions of the Tax Act, the transactions as disclosed in this Circular will be treated for the purposes of the Tax Act as a tax-deferred "butterfly" reorganization, thereby not imposing any material current Canadian federal income tax on any of FirstService, New FSV or their affiliates or Shareholders who hold their FirstService Shares as capital property, in general and subject to the comments under "Pre-Arrangement Transactions". FirstService and New FSV have applied to the CRA for, and expect to receive, the Canadian Tax Ruling, although no assurances can be given in that regard.

Advance income tax rulings are issued by the CRA in respect of provisions of the Tax Act as enacted as of the date of the relevant ruling and are binding upon the CRA, provided that the material facts presented are accurately stated and the transactions are implemented as disclosed to the CRA. This requires, among other things, that the transactions comply with all requirements of the public company "butterfly" rules in section 55 of the Tax Act. The Arrangement is structured to comply with these rules. However, there are certain requirements of these rules that may depend on events occurring after the Arrangement is completed or that may not be within the control of FirstService (which will become Colliers) and/or New FSV. For example, under section 55 of the Tax Act, FirstService and/or New FSV will recognize a taxable gain on the transfer by FirstService of the Distribution Property if: (i) within three years of the transfer, New FSV engages in a subsequent spinoff or split-up transaction under section 55 or FirstService engages in a split-up (but not a spinoff) transaction under section 55; (ii) a "specified shareholder" disposes of FirstService or New FSV shares (or property that derives 10% or more of its value from such shares or property substituted therefor) to an unrelated person or partnership as part of the series of transactions which includes the transfer by FirstService of the Distribution Property; (iii) there is an acquisition of control of FirstService or of New FSV that is part of the series of transactions that includes the transfer by FirstService of the Distribution Property; (iv) New FSV sells to a person unrelated to it (otherwise than in the ordinary course of operations) as part of the series of transactions that includes the transfer by FirstService of the Distribution Property, property acquired on the transfer from FirstService that has a value greater than 10% of the value of all property received on the transfer from FirstService; (v) FirstService sells to a person unrelated to it (other than in the ordinary course of operations) as part of the series of transactions that includes the transfer by FirstService of the Distribution Property, property retained by FirstService on the transfer that has a value greater than 10% of the value of all property retained by FirstService on the transfer; or (vi) certain persons acquire shares of FirstService (other than in specified permitted transactions) in contemplation of, and as part of the series of transactions that includes, the transfer by FirstService of the Distribution Property. If any of the above events were to occur and to cause the spinoff to be taxable to FirstService or to New FSV under section 55, FirstService or New FSV, as applicable, and in some cases both FirstService and New FSV, would be liable for a substantial amount of tax. In addition, if such an event were due to an act of FirstService or New FSV (or one of their respective affiliates), or an omission by one of them to act, FirstService or New FSV, as applicable, would generally be required to indemnify the other party for tax under the Transitional Services and Separation Agreement. See "The Arrangement – Transitional Services and Separation Agreement". The provisions of the Standstill Agreement are intended to mitigate certain of the foregoing. See "The Arrangement – Standstill Agreement".

Canadian tax counsel to FirstService and New FSV has opined herein that the Arrangement generally will occur on a tax-deferred basis for Shareholders resident in Canada who hold their FirstService Shares as capital property, as discussed in the section entitled "Certain Canadian Federal Income Tax Considerations".

U.S. Tax Opinion

FirstService and New FSV expect to receive the U.S. Tax Opinion prior to the Effective Date which will confirm that, among other things, for U.S. federal income tax purposes, the transactions as disclosed in this Circular should be treated as exchanges or distributions of stock for U.S. federal income tax purposes pursuant to Section 355 of the U.S. Code and that, subject to the discussion under "Certain U.S. Federal Income Tax Considerations", generally no material current U.S. federal income tax should be imposed on any Shareholder that is subject to U.S. federal income taxation.

See "Certain U.S. Federal Income Tax Considerations".

Tax Ruling and Opinion Facts and Information

FirstService and New FSV believe that the facts and other information contained in the application for the Canadian Tax Ruling, and provided to tax counsel in respect of the provision of the U.S. Tax Opinion, and in all correspondence to the CRA and tax counsel are accurate in all material respects and that, to their knowledge, there has been no omission to state a material fact or to provide other material information to the CRA or to tax counsel that would be relevant to any of the Canadian Tax Ruling and/or the U.S. Tax Opinion.

DISSENTING SHAREHOLDERS' RIGHTS

Registered Shareholders are entitled to dissent (the "Dissent Rights") from the Arrangement Resolution in the manner provided in Section 185 of the OBCA, as modified by the Plan of Arrangement, the Interim Order and any other order of the Court.

This section summarizes the provisions of Section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order. If you are a Registered Shareholder and wish to dissent, you should obtain your own legal advice and carefully read the provisions of the Plan of Arrangement, the Interim Order and the provisions of Section 185 of the OBCA, which can be found in Schedule "A" to Appendix "C", Appendix "F" and Appendix "N", respectively, to this Circular.

Anyone who is a beneficial Shareholder whose FirstService Shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker or other financial institution) and who wishes to dissent should be aware that only Registered Shareholders are entitled to exercise Dissent Rights. A Registered Shareholder who holds FirstService Shares as intermediary for one or more beneficial owners, one or more of whom wish to exercise Dissent Rights, must exercise such Dissent Rights on behalf of such holder(s). In such case, the Dissent Notice (as defined below) should specify the number and class of Dissenting Shares (as defined below). A Dissenting Shareholder (as defined below) may only dissent with respect to all the FirstService Shares held on behalf of any one beneficial owner and registered in the name of the Dissenting Shareholder. Registered Shareholders who exercise the Dissent Rights, will be deemed to have transferred their Dissenting Shares to FirstService, with good and marketable title thereto and free and clear of any Encumbrances, as of the Effective Time, and if they:

(a)	are ultimately entitled to be paid fair value for their Dissenting Shares (a "Dissenting Shareholder"), will be entitled to be paid the fair value of such Dissenting Shares, which fair value will be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution is adopted, and will not be entitled to any other payment or consideration (including any payment that would be payable under the Arrangement had they not exercised their Dissent Rights). There can be no assurance that a Dissenting Shareholder will receive consideration for its Dissenting Shares of equal value to the consideration that such Dissenting Shareholder would have received under the Arrangement; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Dissenting Shares, will be deemed to have participated in the Arrangement.

A Registered Shareholder who wishes to dissent must ensure that a written notice of dissent (a "Dissent Notice") is received by the Corporate Secretary of FirstService at its office located at 1140 Bay Street, Suite 4000, Toronto, Ontario, Canada M5S 2B4, no later than 5:00 p.m. (Toronto, Ontario local time) on the second Business Day preceding the date of the Meeting (as it may be adjourned or postponed from time to time). It is important that Shareholders strictly comply with this requirement, which is different from the statutory dissent provisions of the OBCA which would permit a Dissent Notice to be provided at or prior to the Meeting.

The filing of a Dissent Notice does not deprive a Registered Shareholder of the right to vote at the Meeting; however, a Registered Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to the FirstService Shares voted in favour of the Arrangement Resolution. If such Dissenting Shareholder votes in favour of the Arrangement Resolution in respect of a portion of the FirstService Shares registered in his, her or its name and held by same on behalf of any one beneficial owner, such vote approving the Arrangement Resolution will be deemed to apply to the entirety of the FirstService Shares held by such Dissenting Shareholder in the name of that beneficial owner, given that Section 185 of the OBCA provides there is no right of partial dissent. A vote against the Arrangement Resolution will not constitute a Dissent Notice and the execution or exercise of a proxy does not constitute a written objection for the purposes of subsection 185(6) of the OBCA.

Within 10 days after the approval of the Arrangement Resolution, FirstService is required to notify each Dissenting Shareholder that the Arrangement Resolution has been approved. Such notice is not required to be sent to a Registered Shareholder who voted for the Arrangement Resolution or who has withdrawn a Dissent Notice previously filed.

A Dissenting Shareholder must, within 20 days after the Dissenting Shareholder receives notice that the Arrangement Resolution has been approved or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Arrangement Resolution has been approved, send a written demand for the payment of the fair value of his, her or its FirstService Shares (a "Demand for Payment") containing: (i) the Dissenting Shareholder's name and address; (ii) the number and class of FirstService Shares in respect of which he, she or it has exercised Dissent Rights ("Dissenting Shares"); and (iii) a demand for the payment of the fair value of such Dissenting Shares. Within 30 days after sending a Demand for Payment, the Dissenting Shareholder must send to the Corporate Secretary of FirstService at 1140 Bay Street, Suite 4000, Toronto, Ontario, Canada M5S 2B4 or to TMX Equity Transfer Services at 200 University Avenue, Suite 300, Toronto, Ontario, Canada M5H 4H1, the certificates representing the Dissenting Shares. A Dissenting Shareholder who fails to send the certificates representing the Dissenting Shares forfeits its right to make a claim under Section 185 of the OBCA. FirstService or TMX Equity Transfer Services will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder under Section 185 of the OBCA and will forthwith return the share certificates to the Dissenting Shareholder.

On the filing of a Demand for Payment (and in any event upon the Effective Date), a Dissenting Shareholder ceases to have any rights in respect of its Dissenting Shares, other than the right to be paid the fair value of its Dissenting Shares as determined pursuant to Section 185 of the OBCA and the Interim Order and any other order of the Court, except where, prior to the Effective Date: (i) the Dissenting Shareholder withdraws its Demand for Payment before FirstService makes an Offer to Pay (as defined below) to the Dissenting Shareholder; (ii) an Offer to Pay is not made and the Dissenting Shareholder withdraws its Demand for Payment; or (iii) the Board revokes the Arrangement Resolution, in which case FirstService will reinstate the Dissenting Shareholder's rights in respect of its Dissenting Shares as of the date the Demand for Payment was sent. Pursuant to the Plan of Arrangement, in no case will FirstService, Colliers, New FSV or any other person be required to recognize any Dissenting Shareholder as a Shareholder (or as the holder of any securities of FirstService, Colliers, New FSV or any of their respective subsidiaries) after the Effective Date, and the names of such Shareholders will be deleted from the list of Registered Shareholders at the Effective Date. In addition to any other restrictions under Section 185 of the OBCA, holders of FirstService Shares who vote or have instructed a proxyholder to vote such FirstService Shares in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights.

No later than 7 days after the later of the Effective Date and the date on which a Demand for Payment of a Dissenting Shareholder is received, as applicable, each Dissenting Shareholder who has sent a Demand for Payment must be sent by FirstService (then Colliers) a written offer to pay (an "Offer to Pay") for his, her or its Dissenting Shares in an amount considered by the Board to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay in respect of FirstService Shares of the same class must be on the same terms as every other Offer to Pay in respect of FirstService Shares of that class.

Payment for the Dissenting Shares of a Dissenting Shareholder must be made within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such Offer to Pay lapses if an acceptance thereof is not received within 30 days after the Offer to Pay has been made. If an Offer to Pay for the Dissenting Shares of a Dissenting Shareholder is not made, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, FirstService (then Colliers) may apply to the Court to fix a fair value for the Dissenting Shares of Dissenting Shareholders within 50 days after the Effective Date or within such further period as the Court may allow.

If no such application is made, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

Upon an application to the Court, all Dissenting Shareholders whose Dissenting Shares have not been purchased will be joined as parties and bound by the decision of the Court, and FirstService (then Colliers) shall notify each affected Dissenting Shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any other person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the Dissenting Shares of all such Dissenting Shareholders. The final order of the Court will be rendered against FirstService (then Colliers) in favour of each Dissenting Shareholder joined as a party and for the amount of the Dissenting Shares as fixed by the Court.

The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each such Dissenting Shareholder from the Effective Date until the date of payment. Any judicial determination of fair value will result in the delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder's Dissenting Shares.

The above is only a summary of the provisions of the OBCA pertaining to Dissent Rights, as modified by the Plan of Arrangement and the Interim Order, which are technical and complex. If you are a Shareholder and wish to directly or indirectly exercise Dissent Rights, you should seek your own legal advice as failure to strictly comply with the provisions of the OBCA, as modified by the Plan of Arrangement and the Interim Order, may prejudice your Dissent Rights.

It is a condition precedent to the completion of the Arrangement that there shall not be Shareholders holding, in the aggregate, in excess of 0.1% of all outstanding FirstService Shares that have validly exercised their Dissent Rights and not withdrawn such exercise. See "The Arrangement – Arrangement Agreement – Conditions Precedent".

INFORMATION CONCERNING FIRSTSERVICE PRE-ARRANGEMENT

Corporate Structure

FirstService was formed under the OBCA by Certificate and Articles of Incorporation effective February 25, 1988. FirstService amalgamated with Coloma Resources Limited pursuant to a Certificate and Articles of Amalgamation effective July 31, 1988, and the amalgamated corporation continued under the name "FirstService Corporation". By Certificate and Articles of Amendment effective April 2, 1990, FirstService consolidated each of its Class A Subordinate Voting Shares on a 30 to 1 basis and changed the designation of that class of shares to "Subordinate Voting Shares", each such share carrying one vote, and consolidated each of its Class B shares on a 30 to 1 basis and changed the designation of that class of shares to "Multiple Voting Shares", each such share carrying 20 votes. By Certificate and Articles of Amalgamation effective April 1, 1999, FirstService amalgamated with one of its wholly-owned subsidiaries. By Certificate and Articles of Amendment effective June 27, 2007, FirstService created the 7% cumulative preference shares, series 1 of FirstService, which shares were eliminated as outstanding shares of FirstService on May 3, 2013 by way of a partial redemption for cash immediately followed by a mandatory conversion into FirstService Subordinate Voting Shares.

FirstService's registered and head office is located at 1140 Bay Street, Suite 4000, Toronto, Ontario, Canada M5S 2B4.

Description of the Business

FirstService is a global leader in the rapidly growing real estate services sector. As one of the largest property managers in the world, FirstService manages more than 2.5 billion square feet of residential and commercial properties through its industry-leading service platforms in Commercial Real Estate Services, delivered through Colliers International, one of the top global players in commercial real estate services; Residential Real Estate Services, delivered through FirstService Residential, the largest provider of residential property management services in North America, and Property Services, delivered through FirstService Brands, a leading provider of essential property services through franchise systems and company-owned operations.

Each service line provides near-essential services, generates a significant percentage of recurring revenues, has substantial operating cash flow, generates superior returns on invested capital and can be leveraged through margin enhancement, cross-selling or consolidation.

The business of FirstService is conducted through three operating divisions as set out above under "The Arrangement – Details of the Arrangement".

Colliers International

FirstService, operating under the Colliers International brand name, is one of the world's largest and fastest growing commercial real estate services firms, offering a full range of services to occupiers, owners and investors in office, industrial, retail, hotel, multi-family and other commercial real estate assets. Through an enterprising culture of service excellence, FirstService integrates the resources of real estate professionals worldwide to accelerate the success of its clients, employees and shareholders. As of December 31, 2014, FirstService operated from 219 offices in 41 countries worldwide with over 10,000 employees (excluding affiliate and franchised offices), providing services under the "Colliers International" brand name. Including affiliates and franchisees, Colliers International operates from 502 offices in 67 countries servicing the United States, Canada, Europe, Australia/New Zealand, Asia and Latin America.

FirstService's comprehensive service offerings includes property agency leasing; property investment sales; capital markets; tenant representation; property appraisal and valuation; facility, property and asset management, workplace solutions and project management. FirstService is dedicated to creating strategic partnerships with clients and providing them with customized solutions to transform their real estate into a competitive advantage while capitalizing on the macro trends of outsourcing in the commercial real estate sector.

Service offerings are split into the following lines of business:

Sales and Lease Brokerage Division

The largest business is transaction brokerage, which provides services in sales, leasing, and mortgages for commercial clients. Commercial real estate brokers advise buyers and sellers of real estate in connection with the acquisition or disposition of real estate; assist owners, occupiers and tenants with lease opportunities; and assist borrowers and lenders with the placement of debt capital on commercial real estate assets. Brokers typically perform their services on a commission basis calculated based on the value of a transaction. The Sales and Lease Brokerage Division has more than 3,100 brokers system wide. This division executes transactions across a diverse client base, including corporations, financial institutions, governments and individuals. The Sales and Lease Brokerage Division generates approximately 47% of its revenues from office transactions, 22% from industrial transactions and 11% from retail and multi-family, with the balance coming from hotels, land and other property types.

Services for sales, leases, and mortgages are provided in the following areas:

  Landlord Representation: Agency teams work on behalf of property owners to search for and sign tenants and other occupiers by positioning the property in the marketplace. Colliers International teams look to secure the right tenants for their client's properties and otherwise support the landlord's ownership goals for their real estate assets.

  Tenant Representation: Leases are often landmarks in the lifetime of a business marking a significant investment of time and resources in a building's physical space which will have a long-term impact on the business of our clients. Colliers International brokerage teams work on behalf of tenants to locate the right rental properties and to secure the right terms, helping to turn a lease, often the second-greatest expenditure for a business after payroll, from a cost center into a competitive advantage.

  Capital Markets & Investment Services: Capital Markets & Investment Services teams are represented by professionals that work collaboratively to provide real estate expertise to clients, acting in an advisory capacity to help each client maximize investment returns, whether as a buyer, seller or borrower.
•	The Capital Markets & Investment Services teams are organized around office, industrial, retail, multifamily and hotel assets in order to drive thought leadership for each major asset class. Many team members also represent subspecialties in areas such as Healthcare, Student Housing, Seniors Housing, Land, Transit Oriented Development and the like. These investment teams are also organized in subsets to meet the needs of both our institutional and private capital clients, recognizing that these client groupings have different needs. These investment teams understand the intricacies of single asset and portfolio executions and, with the assistance of Colliers International's investment advisors in 140 offices and 27 countries, are globally connected every second of every day with the active market participants.

•	Integrally supporting these investment teams is a national group of Debt & Equity Financing advisors that help both institutional and private capital clients with all manner of senior and subordinated debt strategies and placements with a global network of capital providers, including Banks, Life Companies, Commercial Mortgage-Backed Securities Lenders, Fannie Mae, Freddie Mac, Federal Housing Administration, Sovereign Wealth Funds and Private Equity Funds. Many of the Colliers International financing advisors have experience helping our clients with preferred and common equity strategies and placements, including partnership capitalizations and recapitalizations. Colliers International financing professionals are in the market every day with these global capital providers, which provides clients with significant market intelligence and leverage when evaluating their financing needs.

•	The Capital Markets & Investment Services teams work closely with each service line, including property management, leasing, valuations and our entire Occupier Services group, in order to serve the broader business needs of each client.

In the Sales and Lease Brokerage Division, professionals work with all asset classes, including office, industrial, retail, multi-family, hotel and mixed-use properties. This division focuses primarily on the $5 to $50 million segment, which consistently comprises over 75% of the total number of property transactions in the commercial real estate market. In 2014, the Sales and Lease Brokerage Division completed more than 47,000 sale and lease transactions for a total transaction value of US$79 billion. The Sales and Lease Brokerage Division represented approximately 65% of the Commercial Real Estate Services division revenues for the year ended December 31, 2014 and provided opportunities for cross selling other real estate services.

Outsourcing and Advisory Services Division

The Outsourcing and Advisory Services Division provides corporate and workplace solutions, appraisal and valuation services, facility, property and asset management services, project management services and research for commercial real estate clients. The Outsourcing and Advisory Services Division partners with large corporations in managing their overall real estate portfolios and transactions to reduce costs, improve execution across multiple markets and increase operational efficiency, thereby benefitting from the global trends around the outsourcing of commercial real estate advisory services. Professional staff combines proprietary technology with high level strategic planning, portfolio management, lease administration and facilities and project management. The Outsourcing and Advisory Services Division has more than 3,200 advisors globally.

The Outsourcing and Advisory Services Division services include:

  Corporate Solutions: A comprehensive set of portfolio management, transaction management, project management, workplace solutions, strategic consulting, property and asset management as well as other corporate real estate services to clients with large, geographically-diverse real estate portfolios. Corporate Solutions' clients are typically companies or public sector institutions with highly distributed real estate portfolios. This division typically enters into long-term, contractual relationships with these clients with the goal of ensuring that their real estate strategies support their overall business needs. This service line offers clients a fully integrated suite of services under the leadership and accountability of an account leader or team who are responsible for overall performance around the world. Many contracts contain fees that are tied to performance against client objectives (such as cost and footprint reduction, cycle-time improvement and customer satisfaction) instead of fees based solely on transaction commissions. The corporate solutions teams have a unified value proposition which is to deliver customized, accountable and innovative real estate solutions that result in the best service experience and alignment with each client's core business strategy. Industry leading technology was developed through Colliers360 (which provides clients with customized, secure web portals to manage all real estate activity) which allows this division to measure performance and help clients make efficient, well-informed decisions regarding their real estate portfolio. Colliers 360 also includes leading-edge business intelligence that populates data from various independent and client related sources. This division also provides leading edge lease administration, transaction, project management and facilities management systems.

  Valuation & Advisory Services: Advisors leverage best-in-class technology to offer clients both speed and accuracy while maintaining a dedicated project leader and senior management oversight to ensure quality and accountability. Services include valuation and appraisal review and management, portfolio or single asset valuation, arbitration and consulting, highest and best use studies, tax appeals and litigation support.

  Property and Asset Management Services: Property and Asset Management provides oversight and management of the daily operations of a single property or portfolio of properties and provides on-going strategic advice on ways in which clients can maximize the value of their properties. Services include property level accounting, tenant service/relations and bidding, awarding and administering subcontracts for management and maintenance, landscaping, security, parking, capital and tenant improvements. This division ensures that it implements the owner's specific property value enhancement objectives through maximization of opportunities to help clients ensure excellent tenant relations while maximizing property level cash flows.

  Project Management: Project Management provides project management services for a wide range of projects regardless of size. It has more than 160 LEED© accredited professionals and green building associates and the highest accreditation ratios in the industry. These services include bid document review, construction monitoring and delivery management, contract administration and integrated cost control, facility and engineering functionality, milestone and performance monitoring, quality assurance, risk management and strategic project consulting.

  Workplace Solutions: Workplace Solutions provides a full suite of visioning, change management and strategic consulting services to occupiers to allow them to maximize the effectiveness of their workplace. These consulting services are designed to help clients turn their real estate into a competitive advantage to recruit and retain talent through the analysis and design of optimal work environments.

  Property Marketing: Property Marketing provides turnkey property marketing solutions for both commercial and high end residential projects. FirstService has made a significant investment in its property marketing strategies, increasing volumes of leads and reducing time-on-market. The majority of the leads generated for clients now come from online sources. By transforming the typical industry marketing mix, Property Marketing can both reduce costs and decrease lease-up time. the property marketing platform is impactful with both domestic and sophisticated international buyers.

  Research Services: Research Services provides insights for owners and landlords into emerging trends and market activity, projections for projected lease rates, guidance on the impacts of subleasing, valuation estimations based on comparable transactions, competitive sets and mapping services. Research Services provide insights for occupiers and tenants into future lease rates, expansion potential, potential to sublease and mapping services.

The Outsourcing and Advisory Services Division focuses on the same client segments as the Sales and Lease Brokerage Division. Revenues are derived from fees which are typically contractual, both fixed and performance based, and contract terms are often multi-year providing recurring or repeat revenues.

The Outsourcing and Advisory Services Division represented approximately 33% of the Commercial Real Estate Services division revenues for the year ended December 31, 2014 and provided opportunities for cross selling other real estate services.

See Appendix "H" for a further description of Colliers International, the Commercial Real Estate Services division of FirstService.

FirstService Residential

FirstService Residential is North America's largest manager of private residential communities, offering a full range of services across multiple geographies to a wide variety of clients, including condominiums (low, medium and high-rise), co-operatives, homeowner associations, master-planned communities, active adult and lifestyle communities, and a variety of other residential developments governed by common interest or multi-unit residential community associations. Its 14,000 employees in over 100 offices across 21 U.S. states and three Canadian provinces manage approximately 7,000 communities, representing more than 3 million residents in 1.6 million residential units. FirstService Residential's operational and client coverage footprint is extensive, with a presence in major markets that constitute over 70% of the North American population.

Typically, owners of residential units within these communities are required to pay monthly or quarterly fees to cover all expenses to operate and maintain the common areas of the communities. Resident owners elect volunteer homeowners to serve on a board of directors to oversee the operations of the community association. Historically, decision-making for the day-to-day operations of the communities was delegated to these volunteer board members, although, increasingly, these boards outsource this responsibility to professional property management companies like FirstService Residential.

There are two types of professional property management companies within the industry – traditional or full-service:

  Traditional property management: Traditional property managers focus principally on administrative and governance property management functions on behalf of community association clients, including advising homeowner boards on matters relating to the operation of their communities, collection of monthly maintenance fees, sourcing and payments to suppliers, financial statement preparation and outsourcing of support services.

  Full service property management: Full service property managers provide all of the traditional functions, plus a range of ancillary services including, among other things, on-site staffing (in areas such as building engineering and maintenance, full-service amenity management, security and concierge/front desk personnel), banking and insurance products, energy conservation and management solutions, and resale processing services.

Only a small number of industry participants have the expertise and capital to provide full-service property management services comparable to FirstService Residential. FirstService Residential has the scale, highly recognized brand, geographic footprint, resources, operating expertise and innovation to deliver a full-service offering. FirstService Residential combines its advantages of size and national presence with a local touch and dedication focusing on service excellence, which solidifies its client relationships and market-leading reputation. The annual aggregate budget of the community associations managed by FirstService Residential exceeds US$7 billion.

FirstService Residential generally provides residential property management and recurring ancillary services under contract, with a fixed monthly fee. These contracts typically range in duration from one to three years, yet are generally cancellable by either party with 30 to 90 days' notice. Historically, approximately 90% of FirstService Residential's revenue is recurring due to the nature of its contracts, which have a 95%+ retention rate and therefore have a long-term tenure.

In addition to its dedicated property management capabilities, FirstService Residential strives to add value and provide differentiated services to its clients by leveraging its combined size and financial resources through the following ancillary services:

  FirstService Financial: FirstService Financial provides best-in-class financial services for FirstService Residential's community associations. As an industry pioneer, FirstService Residential leverages its scale, expertise and innovative strategies to create value and procure cost savings for management clients by: (i) customizing cash management solutions for higher investment yields in client deposit accounts (known as "lock-box" services) and reduced bank charges for client accounts; (ii) using proprietary data and in-house insurance expertise to source and secure a variety of comprehensive insurance products required to mitigate insurance risks at client properties; and (iii) originating loans through dedicated in-house mortgage specialists for clients wishing to complete capital improvements at their properties. FirstService Residential has approximately $2.5 billion in average daily client deposits under management, help to underwrite insurance for over 3,000 communities per year with more than $125 million in total annual premiums, and have completed over $3 billion in client loan transactions.

  FS Energy: Launched in 2009, FS Energy is FirstService Residential's energy management and advisory services provider, offering customized, cost-effective, "green" solutions that reduce energy costs, boost energy efficiency and shrink environmental impact including carbon footprints across clients' properties. The core of FS Energy's success is its proprietary, industry-leading FSdata benchmarking database, which comprises years of comprehensive historical data for hundreds of residential properties representing a variety of diverse building types. FS Energy also offers financing capabilities with partner financial institutions, providing loans to our clients for energy retrofit projects on a stream-lined basis. Currently, FS Energy's services have been rolled out primarily to approximately 600 high-rise buildings in New York City, the greater Chicago area and South Florida, with plans to expand into other key metropolitan markets. In 2014, in New York City, FS Energy saved clients in excess of US$5 million representing 10% of their overall energy bills through participation in its proprietary energy programs.

FirstService Residential also provides other amenities to both existing FirstService Residential customers and third party clients. These services are offered through the following well-recognized, branded operating platforms:

  American Amenities: Launched earlier this year as a new platform, American Amenities is the largest North American amenity company providing a comprehensive suite of lifestyle-focused staffing and management services through two market-leading brands:
(i)	American Pool Enterprises: Founded in 1984 and merged with the commercial swimming pool and recreation facility management operation founded by FirstService's Founder and Chief Executive Officer, American Pool Enterprises is the largest commercial swimming pool management, maintenance and construction business and recreational facility management operation in North America. With 23 branches operating in 14 U.S. States and Washington D.C. as well as two locations in Canada, American Pool Enterprises services over 3,000 commercial swimming pool and recreation facilities and over 7,000 residential pools employing 250 full-time and more than 5,000 part-time employees; and

(ii)	American Leisure: Founded in 1967 and acquired by FirstService Residential earlier this year, American Leisure is a recognized leader in urban residential lifestyle management providing services to clients who offer a range of amenities in the areas of fitness, recreation, spa, concierge and event planning. American Leisure manages more than 70 lifestyle amenity facilities with a significant presence in New York City, as well as Florida and California. Clients include hotels, homeowner association properties, active adult communities, corporate fitness centers, country clubs, recreation centers, and government-owned sites (municipal, military, school/university).

  Planned Companies: Founded in 1989, Planned Companies consists of three property service divisions: (i) Planned Building Services; (ii) Planned Security Services; and (iii) Planned Lifestyle Services. Through these service lines, Planned Companies provides industry-leading facility maintenance, concierge/front desk and security services to a diverse client base, including over 400 residential, corporate, commercial and retail properties in seven states in the northeast U.S.

FirstService Residential also offers landscaping services in Florida and Arizona under the brand-names Lukes Sawgrass, Luke Brothers and Desert Classic.

See Appendix "I" for a further description of FirstService Residential, the Residential Real Estate Services division of FirstService.

FirstService Brands

FirstService Brands is a leading North American operator and provider of property services, with extensive franchise and contractor networks comprising over 1,900 franchises and 11 company-owned locations in all 50 U.S. states and ten Canadian provinces. In 2014, FirstService Brands serviced more than 500,000 customers and generated aggregate system-wide revenues of more than US$1.4 billion from franchised and corporate-owned operations, resulting in over US$90 million in recurring franchise system royalties and other revenues. Services are delivered through the following seven well-known brands, each of which is ranked as the #1 or #2 player in its respective market:

  Paul Davis Restoration: Paul Davis Restoration is a franchisor of residential and commercial restoration services serving the insurance industry in the U.S. and Canada through 370 franchises. Paul Davis provides full-service water, fire and mold cleanup, construction rebuild and restoration services for property damaged by natural or man-made disasters.

  California Closets: California Closets is North America's largest provider of custom-designed and installed closet and home storage solutions. California Closets has 86 franchises in the U.S. and Canada, including ten corporate-owned locations. There are currently over 100 branded California Closets retail showrooms in operation which are used by franchisees to demonstrate and sell product. California Closets franchises and corporate locations install more than 50,000 systems annually across North America.

  CertaPro Painters: CertaPro Painters is the largest provider of residential and commercial painting services in North America. CertaPro Painters has 350 franchises operating in major markets across the U.S. and Canada, with a focus on high-end painting and decorating work. CertaPro completes more than 80,000 projects in a typical year.

  Service America: Service America is Florida's largest provider of residential home warranty contracts and provides repair and maintenance services for home appliances including heating, ventilation and air conditioning (HVAC), plumbing services and duct/dryer vent cleaning. Service America also provides mechanical HVAC and plumbing services to commercial buildings. Service America services more than 50,000 customers annually.

  College Pro Painters: College Pro Painters is an exterior residential painting and window-cleaning operator with 600 franchises across 28 U.S. states and seven Canadian provinces, driven largely by students who are actively recruited and trained to run the businesses. College Pro's operations are seasonal, with earnings generated in the June and September quarters followed by losses in the December and March quarters. As the largest student-driven painting and window-cleaning business in North America, College Pro Painters services approximately 40,000 customers annually.

  Pillar to Post: Pillar to Post is North America's largest home inspection service provider, with a network of nearly 700 home inspectors in more than 400 franchises in 44 U.S. states and eight provinces in Canada. Through its proprietary inspection model, Pillar to Post can assess up to 1,600 categories or items inside and outside the home as part of its evaluation process. Pillar to Post inspects more than US$25 billion in residential real estate each year.
  Floor Coverings International: Floor Coverings International is a leading North American in-home design and installation floor coverings brand operating through 100 franchises.

Overall, FirstService Brands' operations include a total of 1,200 employees (excluding franchisees) in offices across all 50 U.S. states and ten Canadian provinces.

Franchising is a unique business model where a franchisor licenses the franchise rights to use certain trademarks, logos, operational manuals, business formats and computer programs to provide some product or service to an end customer. Usually the license is granted for a specific period of time, within a defined geographic territory in which the franchisee is allowed to operate. The franchisor will provide operational information, training of employees and information on marketing the product or service. Franchise agreements typically have terms of five or ten years, with the exception of College Pro Painters where the agreements are typically for one year terms. All franchise agreements contain renewal provisions. With all of our franchise systems, FirstService Brands earns revenues from an upfront franchise fee (except College Pro Painters), as well as royalties from franchisees based on a percentage of franchisee gross revenues, creating a recurring stream of highly profitable revenue. Royalties are usually reported and paid monthly in arrears. FirstService Brands also uses its scale advantages to source and provide various materials for franchisees to use and sell, increasing the value proposition for the franchisees while providing additional revenue opportunities.

See Appendix "I" for a further description of FirstService Brands, the Property Services division of FirstService.

Summary Financial Information

The following selected historical consolidated financial information of FirstService should be read in conjunction with the audited consolidated financial statements of FirstService for the year ended December 31, 2014, along with the corresponding management's discussion and analysis, all as specifically incorporated by reference in this Circular.

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
FirstService, prior to giving effect to the Arrangement
(US$ thousands, except per share amounts)

Operations
Revenues	$2,714,273	$2,344,625	$2,098,987
Operating earnings	134,427	88,780	79,248
Net earnings (loss)
Continuing operations	89,399	46,601	41,393
Discontinued operations	1,537	(5,183)	(671)
	90,936	41,418	40,722

Net earnings (loss) per FirstService Share from continuing operations
Basic	1.16	(0.48)	(0.10)
Diluted	1.15	(0.48)	(0.10)

Financial position
Total assets	1,639,427	1,443,511	1,317,910
Long-term debt	493,348	372,794	337,205
Convertible debentures	-	-	77,000
Redeemable non-controlling interests	230,992	222,073	147,751
Shareholders' equity	233,215	249,049	244,153

Other data
Adjusted EBITDA(1)	221,745	183,893	151,047
Adjusted EPS(1)	2.73	2.13	1.62

Note:

(1)	"Adjusted EBITDA" and "Adjusted EPS" are financial measures that are not calculated in accordance with U.S. GAAP. For a reconciliation of these non-U.S. GAAP measures to the most directly comparable U.S. GAAP financial measures, please see "Reconciliation of non-GAAP financial measures" in FirstService's management's discussion and analysis as at and for the year ended December 31, 2014 (which is incorporated herein by reference).

Directors and Executive Officers

Directors

The directors of FirstService are currently as follows:

Peter F. Cohen (Chairman)

David R. Beatty

Brendan Calder

John (Jack) P. Curtin, Jr.

Bernard I. Ghert

Michael D. Harris

Jay S. Hennick

Frederick F. Reichheld

Michael Stein

Executive Officers

The executive officers of FirstService are currently as follows:

Name	Position
Jay S. Hennick	Founder and Chief Executive Officer
D. Scott Patterson	President and Chief Operating Officer
John B. Friedrichsen	Senior Vice President and Chief Financial Officer
Elias Mulamoottil	Senior Vice President, Strategy and Corporate Development
Jeremy Rakusin	Vice President, Strategy and Corporate Development
Alex Nguyen	Vice President, Strategy and Corporate Development
Douglas G. Cooke	Vice President, Corporate Controller and Corporate Secretary
Christian Mayer	Vice President, Finance
Neil D. Chander	Vice President, Tax

Share Capital

The authorized capital of FirstService consists of an unlimited number of preference shares, issuable in series (the "Preference Shares"), of which are authorized 2,500 Series 1 preference shares (the "S1 Preferred Shares") and an unlimited number of 7% cumulative preference shares, series 1 (the "7% Preferred Shares"), an unlimited number of FirstService Subordinate Voting Shares and an unlimited number of FirstService Multiple Voting Shares. As at March 16, 2015, FirstService had outstanding 34,644,911 FirstService Subordinate Voting Shares and 1,325,694 FirstService Multiple Voting Shares, and no other shares. The following is a brief description of the material attributes of the FirstService Shares, Preference Shares, S1 Preferred Shares and 7% Preferred Shares. This description does not purport to be complete, and is subject to, and qualified in its entirety by reference to, FirstService's articles.

FirstService Shares

Except as described herein, the FirstService Subordinate Voting Shares and the FirstService Multiple Voting Shares carry the same rights, are equal in every respect and are treated as if they were shares of one and the same class.

The FirstService Shares rank junior to the Preference Shares or series thereof ranking in priority with respect to the payment of dividends, return of capital and distribution of assets in the event of liquidation, dissolution or any distribution of the assets of FirstService for the purpose of winding-up its affairs. The holders of outstanding FirstService Shares are entitled to receive dividends and other distributions on a share-for-share basis (or, in the discretion of the directors, in a greater amount per FirstService Subordinate Voting Share than per FirstService Multiple Voting Share) out of the assets legally available therefor at such times and in such amounts as the Board may determine, but without preference or distinction between the FirstService Multiple Voting Shares and the FirstService Subordinate Voting Shares. The FirstService Subordinate Voting Shares carry one vote per share and the FirstService Multiple Voting Shares carry 20 votes per share. The holders of FirstService Subordinate Voting Shares and the holders of FirstService Multiple Voting Shares are entitled to receive notice of any meeting of Shareholders and to attend and vote thereat as a single class on all matters to be voted on by the Shareholders, except at meetings where the holders of shares of one class or of a particular series of shares are entitled to vote separately.

The rights, privileges, conditions and restrictions attaching to the FirstService Subordinate Voting Shares and the FirstService Multiple Voting Shares may be respectively modified if the amendment is authorized by at least two-thirds of the votes cast at a meeting of the holders of FirstService Subordinate Voting Shares and the holders of FirstService Multiple Voting Shares duly held for that purpose. However, if the holders of FirstService Subordinate Voting Shares, as a class, or the holders of FirstService Multiple Voting Shares, as a class, are to be affected in a manner different from the other classes of shares, such amendment must, in addition, be authorized by at least two-thirds of the votes cast at a meeting of the holders of the class of shares which is affected differently.

Each outstanding FirstService Multiple Voting Share is convertible at any time, at the option of the holder, into one FirstService Subordinate Voting Share. The FirstService Subordinate Voting Shares are not convertible into any other class of shares. No subdivision, consolidation, reclassification or other change of the FirstService Multiple Voting Shares or the FirstService Subordinate Voting Shares can be made without, concurrently, having the FirstService Multiple Voting Shares or FirstService Subordinate Voting Shares, as the case may be, subdivided, consolidated, reclassified or other change made under the same conditions. The FirstService Shares are not redeemable nor retractable but may be purchased for cancelation by FirstService in the open market, by private contract or otherwise. Upon the liquidation, dissolution or any distribution of the assets of FirstService for the purpose of winding-up its affairs, the holders of FirstService Shares are entitled to participate equally, on a share-for-share basis, in the remaining property and assets of FirstService available for distribution to such holders.

The FirstService Subordinate Voting Shares have certain rights attached thereto in the event that a take-over bid is made for FirstService Multiple Voting Shares. A summary of such rights is set out below under the heading "– Certain Rights of Holders of FirstService Subordinate Voting Shares".

Preference Shares

The Preference Shares are issuable, from time to time, in one or more series, as determined by the Board. The Board determines, before the issue of any series of Preference Shares, the designation, preferences, rights, restrictions, conditions, limitations, priorities as to payment of dividends and/or distribution on liquidation, dissolution or winding-up, or prohibitions attaching to such series. The Preference Shares, if issued, rank prior to the FirstService Shares with respect to the payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of FirstService or any other distribution of assets of FirstService among its shareholders for the purpose of winding-up its affairs, and may also be given such other preferences over the FirstService Shares as may be determined with respect to the respective series authorized and issued. Except as required by law, the Preference Shares do not carry voting rights.

The S1 Preferred Shares have a stated value of $1,000.00 and carry a fixed cumulative annual dividend of $50.00 payable quarterly. The holders of the S1 Preferred Shares are not entitled, except as required by law, to vote at any meeting of the shareholders of FirstService but such holders are entitled to receive notice of and attend at all meetings of shareholders of FirstService.

The 7% Preferred Shares have a stated value of US$25.00, carry a fixed cumulative annual dividend of US$1.75 payable quarterly and are redeemable, in whole or in part, for cash or FirstService Subordinate Voting Shares at the option of FirstService. The holders of the 7% Preferred Shares are not entitled, except as otherwise provided by law or in the conditions attaching to the Preference Shares, to receive notice of, attend or vote at any meeting of the shareholders of FirstService.

Dividend Policy

Effective on May 3, 2013, the Board adopted a new dividend policy pursuant to which FirstService makes quarterly cash dividends to holders of FirstService Shares of record at the close of business on the last business day of each calendar quarter. The quarterly dividend is set at US$0.10 per FirstService Share (a rate of US$0.40 per annum). Each quarterly dividend is paid within 30 days after the dividend record date.

FirstService commenced paying the quarterly FirstService Share dividend under the new dividend policy effective for the quarter ended June 30, 2013. For the purposes of the Tax Act and any similar Canadian provincial legislation, all dividends on the FirstService Shares will be designated as eligible dividends unless FirstService indicates otherwise. The declaration of dividends by FirstService is at the discretion of the Board.

Trading Price and Volume

The outstanding FirstService Subordinate Voting Shares are listed for trading on the TSX and Nasdaq under the symbols "FSV" and "FSRV", respectively. The FirstService Multiple Voting Shares are not listed and do not trade on any public market or quotation system.

The following table sets forth the reported high and low trading prices and the aggregate volume of trading of the FirstService Subordinate Voting Shares on Nasdaq (in United States dollars) and on the TSX (in Canadian dollars) for each month in the twelve-month period preceding the date of this Circular:

	Nasdaq			TSX
Month	High Price (US$)	Low Price (US$)	Volume Traded	High Price (C$)	Low Price (C$)	Volume Traded
March 2014	50.10	45.53	335,773	55.39	50.50	1,171,274
April 2014	49.97	46.81	219,156	54.67	51.49	911,068
May 2014	50.864	48.14	434,178	55.37	52.85	954,920
June 2014	53.15	50.17	299,983	58.00	53.675	1,014,391
July 2014	56.68	49.88	331,709	61.88	53.25	715,773
August 2014	55.85	52.93	233,048	60.74	57.90	796,219
September 2014	57.20	50.71	286,846	62.40	56.26	1,002,575
October 2014	56.07	49.99	460,661	62.99	56.01	1,432,331
November 2014	54.73	50.51	440,645	62.38	57.35	1,047,937
December 2014	58.06	49.41	399,583	65.95	57.59	1,021,064
January 2015	54.50	49.12	256,957	67.18	58.42	732,489
February 2015	62.16	52.44	457,506	77.84	66.22	1,124,976
March 1 to 16, 2015	61.30	56.65	285,378	78.50	71.15	702,147

On February 10, 2015, the last full trading day prior to the public announcement that FirstService planned to split into two companies via the Arrangement, the closing sale price per FirstService Subordinate Voting Share as reported on the TSX was $66.405 and the closing sale price per FirstService Subordinate Voting Share, as reported on Nasdaq, was US$52.56. On March 16, 2015, the last full trading day prior to the date of this Circular, the closing sale price per FirstService Subordinate Voting Share, as reported on the TSX, was $77.60, and the closing sale price per FirstService Subordinate Voting Share, as reported on Nasdaq, was US$60.63. Shareholders are urged to obtain current market quotations for their FirstService Subordinate Voting Shares. Historical trading prices are not indicative of future trading prices.

Prior Sales of FirstService Shares

During the twelve-month period preceding the date of this Circular, FirstService: (i) granted FirstService Stock Options to acquire an aggregate of 699,000 FirstService Subordinate Voting Shares at an average exercise price of US$53.41 per FirstService Subordinate Voting Share; and (ii) issued 451,100 FirstService Subordinate Voting Shares on the exercise of FirstService Stock Options at an average exercise price of US$20.76 per FirstService Subordinate Voting Share.

Principal Holders of FirstService Shares

The following table sets forth, as at March 16, 2015, the only persons who, to the knowledge of the directors and executive officers of FirstService, beneficially own, or control or direct, directly or indirectly, 10% or more of the issued and outstanding FirstService Subordinate Voting Shares or FirstService Multiple Voting Shares, the approximate number of outstanding FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares beneficially owned, or controlled or directed, directly or indirectly, by such persons and the percentage of outstanding FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares and votes represented by the number of FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares so owned or controlled or directed:

Name	Number of FirstService Shares Owned or Controlled or Directed		Percentage of		Percentage of
	FirstService Subordinate Voting Shares	FirstService Multiple Voting Shares	FirstService Subordinate Voting Shares	FirstService Multiple Voting Shares	Total Number of FirstService Shares	Total Number of Votes
Jay S. Hennick (1) Toronto, Ontario	2,273,526	1,325,694	6.6%	100.0%	10.0%	47.1%

Note:

(1)	All 2,273,526 FirstService Subordinate Voting Shares and 1,325,694 FirstService Multiple Voting Shares are held by Henset Capital Inc., a corporation controlled by Mr. Hennick.

As at March 16, 2015, the directors and executive officers of FirstService beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 3,806,321 FirstService Subordinate Voting Shares and 1,325,694 FirstService Multiple Voting Shares, representing approximately 11.0% of the issued and outstanding FirstService Subordinate Voting Shares and 100% of the issued and outstanding FirstService Multiple Voting Shares (and 49.6% of the total number of votes attached to all FirstService Shares).

Certain Rights of Holders of FirstService Subordinate Voting Shares

The following is a summary of the rights attaching to the FirstService Subordinate Voting Shares in the event that a take-over bid is made for FirstService Multiple Voting Shares. Reference should be made to the FirstService Articles for the full text of these provisions.

If a take-over bid (as defined in the Securities Act (Ontario)) is made to the holders of the FirstService Multiple Voting Shares, each FirstService Subordinate Voting Share shall become convertible into a FirstService Multiple Voting Share at the option of the holder thereof at any time during the period commencing on the eighth day after the date on which the offer is made and ending on the last date upon which holders of FirstService Multiple Voting Shares will be entitled to accept the offer. However, this conversion right shall not come into effect if:

(a)	an identical offer is made concurrently to purchase FirstService Subordinate Voting Shares (if any are then issued and outstanding), which offer has no condition attached to it other than the right to not take-up and pay for shares tendered if no shares are purchased pursuant to the take-over bid for FirstService Multiple Voting Shares;

(b)	holders of more than 50% of the issued and outstanding FirstService Multiple Voting Shares deliver a certificate or certificates to FirstService's transfer agent certifying that such holders will not deposit such FirstService Multiple Voting Shares under the take-over bid therefor; or

(c)	the take-over bid for FirstService Multiple Voting Shares is not completed by the offeror.

The FirstService Articles provide that a holder of FirstService Multiple Voting Shares is entitled at any time and from time to time to convert all or any part of the FirstService Multiple Voting Shares held by such holder into FirstService Subordinate Voting Shares on a share-for-share basis, upon irrevocable notice.

Jay S. Hennick and Henset Capital Inc. (the "Multiple Voting Shareholder") are subject to an agreement (the "Trust Agreement") with The Equitable Trust Company (the "Trustee") and FirstService in order to provide the holders of FirstService Subordinate Voting Shares with certain additional rights in the event that a take-over bid, having certain characteristics, is made for the FirstService Multiple Voting Shares. Under applicable securities law, an offer to purchase FirstService Multiple Voting Shares would not necessarily require that an offer be made to purchase FirstService Subordinate Voting Shares.

The Trust Agreement prevents the sale, directly or indirectly, of FirstService Multiple Voting Shares owned by the Multiple Voting Shareholder pursuant to a take-over bid at a price per share in excess of 115% of the then current market price of the FirstService Subordinate Voting Shares as determined under such legislation. This prohibition does not apply if: (a) such sale is made pursuant to an offer to purchase FirstService Multiple Voting Shares made to all holders of FirstService Multiple Voting Shares and an offer identical in all material respects is made concurrently to purchase FirstService Subordinate Voting Shares, which identical offer has no condition attached other than the right not to take-up and pay for shares tendered if no shares are purchased pursuant to the offer for FirstService Multiple Voting Shares; or (b) there is a concurrent unconditional offer to purchase all of the FirstService Subordinate Voting Shares at a price per share at least as high as the highest price per share paid pursuant to the take-over bid for the FirstService Multiple Voting Shares.

The Trust Agreement provides, among other things, that prior to any direct or indirect transfer of any or all of the FirstService Multiple Voting Shares owned by the Multiple Voting Shareholder to any party other than a member of the Hennick Family (as defined below), the transferred FirstService Multiple Voting Shares will be automatically converted to FirstService Subordinate Voting Shares. The Trust Agreement does not prevent certain indirect sales resulting from the transfer of shares of a corporation which, directly or indirectly, controls or is controlled by the Multiple Voting Shareholder or FirstService where the transferor and transferee are members of the Hennick Family and the transferee is the spouse or child of the transferor and where the sale is otherwise made in accordance with applicable law. The phrase "Hennick Family" is defined to mean: (i) Jay S. Hennick; (ii) the spouse, children or estate of Jay S. Hennick; (iii) a trust, the sole beneficiaries of which are any of the foregoing; and (iv) any and all corporations or entities which are directly or indirectly controlled by any of the foregoing.

The Trust Agreement contains provisions for the authorization of action by the Trustee to enforce the rights thereunder on behalf of the holders of the FirstService Subordinate Voting Shares. No holder of FirstService Subordinate Voting Shares has the right, other than through the Trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Trust Agreement unless the Trustee fails to act on a request authorized by holders of not less than 10% of the outstanding FirstService Subordinate Voting Shares after provision of reasonable funds and indemnity to the Trustee.

Holders of FirstService Subordinate Voting Shares may have additional rights under applicable securities legislation in the event of a take-over bid.

Interest of Informed Persons in Material Transactions

To the knowledge of FirstService, other than as disclosed elsewhere in this Circular, as at March 16, 2015, no informed person of FirstService, or any associate or affiliate of any informed person, has had any interest in any transaction since the commencement of FirstService's last financial year or in any proposed transaction which has materially affected or could materially affect FirstService or any of its subsidiaries.

For the purposes of this Circular, an "informed person" means a director or officer of FirstService, a director or officer of a person or company that is itself an "informed person" or subsidiary of FirstService; any person or company who beneficially owns or controls or directs, directly or indirectly, voting securities of FirstService or who exercises control or direction over voting securities of FirstService or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of FirstService.

Normal Course Issuer Bid

Pursuant to a notice of intention to make a normal course issuer bid dated June 3, 2014, FirstService commenced a normal course issuer bid to purchase up to a maximum of 3,080,000 FirstService Subordinate Voting Shares, being approximately 10% of the "public float" of such class of shares as at June 3, 2014 (the "NCIB"). FirstService believes that the FirstService Subordinate Voting Shares may from time to time trade in a price range that does not adequately reflect the value of such shares in relation to the business of FirstService and its future business prospects and that purchases of FirstService Subordinate Voting Shares pursuant to the NCIB will enhance shareholder value and represent an attractive investment to FirstService. Purchases pursuant to the NCIB may occur on the TSX and Nasdaq between June 9, 2014 and June 8, 2015 at prices not exceeding the market price of the FirstService Subordinate Voting Shares at the time of acquisition. The actual number of FirstService Subordinate Voting Shares which may be purchased pursuant to the NCIB and the timing of any such purchases is determined by senior management of FirstService. Daily purchases under the NCIB are limited to 11,923 FirstService Subordinate Voting Shares other than as permitted by the TSX and/or Nasdaq (including block purchases). FirstService purchased 552,927 FirstService Subordinate Voting Shares (at an average price of US$52.21 per share) on the TSX under the current or prior NCIB during fiscal 2014.

The purchase price for FirstService Subordinate Voting Shares purchased by FirstService under the NCIB, if any, will be paid in cash on delivery of the shares. FirstService intends to finance any purchase of FirstService Subordinate Voting Shares under the NCIB from its working capital. FirstService Subordinate Voting Shares purchased by FirstService under the NCIB will be cancelled. Shareholders can obtain a copy of the Notice of Intention to Make a Normal Course Issuer Bid filed with regulators by FirstService in relation to the NCIB by requesting a copy in writing from FirstService at 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4.

Indebtedness of Directors and Officers

The following table sets out certain information regarding the aggregate indebtedness owing to FirstService or its subsidiaries which is outstanding as at March 16, 2015 by all executive officers, directors, employees and former executive officers directors and employees of FirstService and its subsidiaries:

AGGREGATE INDEBTEDNESS (US$)
Purpose	To FirstService or its Subsidiaries(1)	To Another Entity
Share Purchases	$649,594	–
Other(2)	$4,136,439	–

___________

Notes:

(1)	All indebtedness noted is owing to subsidiaries of FirstService from directors and employees of subsidiaries of FirstService. Amounts noted relating to share purchases are in connection with acquisitions of shares of a subsidiary of FirstService. No individual who is, or at any time during the fiscal year ended December 31, 2014 was, a director or executive officer of FirstService, a proposed nominee for election as a director of FirstService or an associate of any such director, executive officer or proposed nominee is indebted to FirstService or any of its subsidiaries in respect of a security purchase program or otherwise.

(2)	Of the amount noted, US$4,136,439 reflects the aggregate indebtedness owed to FirstService's subsidiaries entered into in connection with the purchase of securities from all subsidiary executive officers, directors, employees and former executive officers, directors and employees.

Other than as set out above, as at the date hereof, there was no other indebtedness owed to FirstService or any of its subsidiaries from executive officers, directors, employees and former executive officers, directors and employees of FirstService or any of its subsidiaries (or to another entity as a result of the indebtedness being subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by FirstService or any of its subsidiaries).

Since 1999, FirstService has had a policy to prohibit any new loans to its directors or executive officers.

Interest of Directors and Officers in Matters to be Acted Upon

To the knowledge of FirstService, other than as disclosed elsewhere in this Circular, as at March 16, 2015, no person who has been a director or executive officer of FirstService at any time since the commencement of FirstService's last financial year, no proposed nominee for election as a director of FirstService and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors. See "The Arrangement – Treatment of Certain FirstService Employees and Benefit Plans".

Board Committees

The Board has three standing committees: an Audit Committee (members: Peter F. Cohen, John (Jack) P. Curtin, Jr., Michael Stein and Bernard I. Ghert, Chair), an Executive Compensation Committee (members: David R. Beatty, Michael D. Harris and Brendan Calder, Chair) and a Nominating and Corporate Governance Committee (members: Brendan Calder, Peter F. Cohen and David R. Beatty, Chair). See "Statement Of Corporate Governance Practices – Board Committees" in Appendix "O" to this Circular.

Insurance

FirstService holds a directors' and officers' liability insurance policy which is designed to protect FirstService and its directors and officers against any legal action which may arise as a result of wrongful acts on the part of directors and/or officers of FirstService. Such insurance policy is written for limits of US$55,000,000 subject to a corporate deductible of US$500,000 on securities claims and US$250,000 on all other claims. In respect of the fiscal year ended December 31, 2014, the cost to FirstService in maintaining such insurance policy was US$498,200.

Documents Incorporated by Reference

Except to the extent that their contents are modified or superseded by a statement contained in this Circular or in any other subsequently filed document that is also incorporated by reference in this Circular, the following documents, filed with the securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Circular:

•	the 2014 Annual Information Form;

•	the audited consolidated financial statements of FirstService and the notes thereto as at December 31, 2014 and 2013 and for the twelve-month periods then ended, together with the auditors' report thereon;

•	management's discussion and analysis of FirstService as at and for the year ended December 31, 2014;

•	the management information circular of FirstService dated February 28, 2014 relating to the annual and special meeting of Shareholders held on April 8, 2014; and

•	the material change reports of FirstService dated February 11, 2015 and March 12, 2015, respectively, with respect to the Arrangement.

Any document described in Section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions that is filed by FirstService with a securities commission or any similar authority in Canada after the date of this Circular and prior to the Effective Date (or if FirstService announces that the Arrangement will not be completed, prior to the date of the Meeting) will be deemed to be incorporated by reference in this Circular.

Any statement contained in this Circular or in a document incorporated or deemed to be incorporated by reference in this Circular will be deemed to be modified or superseded for purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document which also is or is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

INFORMATION CONCERNING COLLIERS POST-ARRANGEMENT

Corporate Structure

FirstService was formed under the OBCA. Outside of the Arrangement, the FCRESI Arrangements will be entered into in order to allow the minority shareholders and optionholders in FCRESI, which holds the Colliers International business, to become holders of Colliers Subordinate Voting Shares on completion of the Arrangement, and thereby cause FCRESI to become a wholly-owned subsidiary of FirstService. Pursuant to the Arrangement, FirstService will change its name to "Colliers International Group Inc.", the FCRESI Arrangements will become effective and FirstService will amalgamate with FCRESI to form Colliers. Colliers' registered and head office will be located at 1140 Bay Street, Suite 4000, Toronto, Ontario, Canada M5S 2B4. See "Information Concerning FirstService Pre-Arrangement – Corporate Structure".

Description of the Business

Following completion of the Arrangement, Colliers will continue to operate, under the Colliers International brand name, one of the world's largest and fastest growing commercial real estate services firms, offering a full range of services to occupiers, owners and investors in office, industrial, retail, hotel, multi-family and other commercial real estate assets. Colliers' comprehensive service offerings include property agency leasing; property investment sales; capital markets; tenant representation; property appraisal and valuation; facility, property and asset management, workplace solutions and project management. See "Information Concerning FirstService Pre-Arrangement – Description of the Business – Colliers International".

See Appendix "H" for a further description of the business of Colliers after giving effect to the Arrangement.

Summary Pro Forma Financial Information

The following is a summary of selected pro forma financial information for Colliers after giving effect to the Arrangement for the periods indicated. The pro forma statement of (loss) earnings is for the year ended December 31, 2014 and assumes completion of the Arrangement as if it had taken place on January 1, 2014. The pro forma consolidated balance sheet information is as at December 31, 2014 and assumes completion of the Arrangement as if it had taken place on December 31, 2014.

The following selected pro forma financial information of Colliers should be read in conjunction with the audited consolidated financial statements of FirstService for the year ended December 31, 2014, along with the corresponding management's discussion and analysis, all as specifically incorporated by reference in this Circular, and the unaudited pro forma financial statements of Colliers set out in Appendix "M" to this Circular. Please refer to the notes to these pro forma financial statements which disclose the pro forma assumptions and adjustments.

Year Ended December 31, 2014
Colliers pro forma, after giving effect to the Arrangement
(US$ thousands, except per share amounts) (unaudited)

Operations
Revenues	$1,582,271
Operating earnings	88,806
Net earnings
Continuing operations	57,507
Discontinued operations	1,537
59,044

Net earnings per Colliers Share from continuing operations
Basic	0.64
Diluted	0.64

Financial position
Total assets	1,263,240
Long-term debt	493,348
Redeemable non-controlling interests	150,066
Shareholders' equity	65,466

Other data
Adjusted EBITDA(1)	146,748
Adjusted EPS(1)	1.74

Note:

(1)	"Adjusted EBITDA" and "Adjusted EPS" are financial measures that are not calculated in accordance with U.S. GAAP. For a reconciliation of these non-U.S. GAAP measures to the most directly comparable U.S. GAAP financial measures, please see below.

Year Ended December 31, 2014
Adjusted EBITDA
Colliers pro forma, after giving effect to the Arrangement
(US$ thousands) (unaudited)

Net earnings from continuing operations	$57,507
Income tax	25,257
Other expense (income)	(1,263)
Interest expense, net	7,305
Operating earnings	88,806
Depreciation and amortization	35,936
Acquisition-related items	10,642
Stock-based compensation expense	11,364
Adjusted EBITDA	$146,748

Adjusted EPS
Colliers pro forma, after giving effect to the Arrangement
(US$) (unaudited)

Diluted net earnings per share from continuing operations	$0.64
Non-controlling interest redemption increment	0.25
Acquisition-related items	0.28
Amortization of intangible assets, net of tax	0.29
Stock-based compensation expense, net of tax	0.28
Adjusted EPS	$1.74

Directors and Executive Officers

Directors

Following the completion of the Arrangement, the directors of Colliers will be as follows:

Peter F. Cohen (Vice Chairman)

David R. Beatty

John (Jack) P. Curtin, Jr.

Michael D. Harris

Jay S. Hennick (Executive Chairman)

Frederick Sutherland

By approving the Arrangement Resolution, Shareholders will be deemed to have approved the proposed directors of Colliers, which are formally appointed pursuant to the Arrangement. Each of the proposed directors of Colliers will hold office until the next annual meeting of the holders of Colliers Shares or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated.

Executive Officers

Following the completion of the Arrangement, the executive officers of Colliers will be as follows:

Name	Position
Jay S. Hennick	Executive Chairman
Douglas P. Frye	President and Chief Executive Officer
Dylan E. Taylor	Chief Operating Officer
John B. Friedrichsen	Senior Vice President and Chief Financial Officer
Elias Mulamoottil	Senior Vice President Strategy & Corporate Development
Robert D. Hemming	Senior Vice President, Global Finance & Chief Accounting Officer
Christian Mayer	Vice President, Finance and Corporate Secretary
Alexander A. Baehr	Chief Legal Officer

Share Capital

Following completion of the Arrangement, the authorized capital of Colliers will consist of an unlimited number of preference shares, issuable in series (the "Colliers Preference Shares"), an unlimited number of Colliers Subordinate Voting Shares and an unlimited number of Colliers Multiple Voting Shares.

Upon completion of the Arrangement, based on the number of FirstService Shares outstanding as at March 16, 2015 (and assuming that no Dissent Rights are exercised in connection with the Arrangement) and the number of Colliers Subordinate Voting Shares estimated to be issued pursuant to the FCRESI Arrangements, approximately 36,654,911 Colliers Subordinate Voting Shares and 1,325,694 Colliers Multiple Voting Shares will be outstanding and no Colliers Preference Shares will be outstanding. See "The Arrangement – Pre-Arrangement Transactions".

Colliers Shares

Except as described herein, the Colliers Subordinate Voting Shares and the Colliers Multiple Voting Shares will carry the same rights, will be equal in every respect and will be treated as if they were shares of one and the same class.

The Colliers Shares will rank junior to the Colliers Preference Shares or series thereof ranking in priority with respect to the payment of dividends, return of capital and distribution of assets in the event of liquidation, dissolution or any distribution of the assets of Colliers for the purpose of winding-up its affairs. The holders of outstanding Colliers Shares will be entitled to receive dividends and other distributions on a share-for-share basis (or, in the discretion of the directors, in a greater amount per Colliers Subordinate Voting Share than per Colliers Multiple Voting Share) out of the assets legally available therefor at such times and in such amounts as the board of directors of Colliers may determine, but without preference or distinction between the Colliers Multiple Voting Shares and the Colliers Subordinate Voting Shares. The Colliers Subordinate Voting Shares will carry one vote per share and the Colliers Multiple Voting Shares will carry 20 votes per share. The holders of Colliers Subordinate Voting Shares and the holders of Colliers Multiple Voting Shares will be entitled to receive notice of any meeting of shareholders and to attend and vote thereat as a single class on all matters to be voted on by the shareholders, except at meetings where the holders of shares of one class or of a particular series of shares are entitled to vote separately.

The rights, privileges, conditions and restrictions attaching to the Colliers Subordinate Voting Shares and the Colliers Multiple Voting Shares may be respectively modified if the amendment is authorized by at least two-thirds of the votes cast at a meeting of the holders of Colliers Subordinate Voting Shares and the holders of Colliers Multiple Voting Shares duly held for that purpose. However, if the holders of Colliers Subordinate Voting Shares, as a class, or the holders of Colliers Multiple Voting Shares, as a class, are to be affected in a manner different from the other classes of shares, such amendment must, in addition, be authorized by at least two-thirds of the votes cast at a meeting of the holders of the class of shares which is affected differently.

Each outstanding Colliers Multiple Voting Share will be convertible at any time, at the option of the holder, into one Colliers Subordinate Voting Share. The Colliers Subordinate Voting Shares will not be convertible into any other class of shares. No subdivision, consolidation, reclassification or other change of the Colliers Multiple Voting Shares or the Colliers Subordinate Voting Shares will be able to be made without, concurrently, having the Colliers Multiple Voting Shares or Colliers Subordinate Voting Shares, as the case may be, subdivided, consolidated, reclassified or other change made under the same conditions. The Colliers Shares will not be redeemable nor retractable but will be able to be purchased for cancelation by Colliers in the open market, by private contract or otherwise. Upon the liquidation, dissolution or any distribution of the assets of Colliers for the purpose of winding-up its affairs, the holders of Colliers Shares will be entitled to participate equally, on a share-for-share basis, in the remaining property and assets of Colliers available for distribution to such holders.

The Colliers Subordinate Voting Shares will have certain rights attached thereto in the event that a take-over bid is made for Colliers Multiple Voting Shares. A summary of such rights is set out above under the heading "Information Concerning FirstService Pre-Arrangement – Certain Rights of Holders of FirstService Subordinate Voting Shares".

Colliers Preference Shares

The Colliers Preference Shares will be issuable, from time to time, in one or more series, as determined by the board of directors of Colliers. The board of directors of Colliers will determine, before the issue of any series of Colliers Preference Shares, the designation, preferences, rights, restrictions, conditions, limitations, priorities as to payment of dividends and/or distribution on liquidation, dissolution or winding-up, or prohibitions attaching to such series. The Colliers Preference Shares, if issued, will rank prior to the Colliers Shares with respect to the payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of Colliers or any other distribution of assets of Colliers among its shareholders for the purpose of winding-up its affairs, and may also be given such other preferences over the Colliers Shares as may be determined with respect to the respective series authorized and issued. Except as required by law, the Colliers Preference Shares will not carry voting rights.

Colliers Stock Option Plan

The Colliers Stock Option Plan provides for grants of stock options to directors, officers and full-time employees of Colliers and its subsidiaries (other than Jay S. Hennick) to purchase Colliers Subordinate Voting Shares. Following completion of the Arrangement, the FirstService Stock Option Plan will become the Colliers Stock Option Plan. Colliers stock option exercise prices are based upon the closing market price for Colliers Subordinate Voting Shares on the date immediately preceding the date the Colliers stock options are granted, except for Colliers Replacement Stock Options of which the exercise price will be determined in accordance with the formula described under the heading "The Arrangement – Treatment of Certain FirstService Employees and Benefit Plans – FirstService Stock Options". A complete description of the Colliers Stock Option Plan (which, other than as described under "The Arrangement – Treatment of Certain FirstService Employees and Benefit Plans – FirstService Stock Options", is the same as the FirstService Stock Option Plan) is contained in Appendix "O" to this Circular under the heading "Executive Compensation – Incentive Award Plans of FirstService – FirstService Stock Option Plan".

Dividend Policy

Following completion of the Arrangement, the declaration of dividends will be at the sole discretion of the board of directors of Colliers. Following the Effective Date, for the quarter ended June 30, 2015, it is anticipated that the board of directors of Colliers will adopt a dividend policy pursuant to which Colliers will make quarterly cash dividends to holders of Colliers Shares of record at the close of business on the last business day of each calendar quarter. The quarterly dividend is anticipated to be set at US$0.02 per Colliers Share (a rate of US$0.08 per annum). Each quarterly dividend is expected to be paid within 30 days after the dividend record date.

The payment of dividends in the future will depend on the results of Colliers' operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other relevant factors. Under the terms of Colliers' credit facility, it is expected that Colliers will not be permitted to pay dividends, whether in cash or in specie, in the circumstances of an event of default thereunder occurring and continuing or an event of default occurring as a consequence thereof.

Listing and Trading of Colliers Subordinate Voting Shares

The FirstService Subordinate Voting Shares (which will become Colliers Subordinate Voting Shares pursuant to the Arrangement) are currently listed on the TSX and Nasdaq under the symbols "FSV" and "FSRV", respectively, and on and following the Effective Date (at which time, pursuant to the Arrangement, FirstService will have changed its name to "Colliers International Group Inc." and amalgamated with FCRESI to form Colliers), the Colliers Subordinate Voting Shares will continue to be listed on the TSX and Nasdaq under the new trading symbols "CIG" and "CIGI", respectively. The trading price of the Colliers Subordinate Voting Shares will be determined by the market. See "Certain Legal and Regulatory Matters – Stock Exchange Listings" in this Circular.

For a summary of the trading markets that are expected to develop in the FirstService Subordinate Voting Shares and Colliers Subordinate Voting Shares prior to the Distribution Date, see "Certain Legal and Regulatory Matters – Trading of Shares on the TSX and Nasdaq" in this Circular.

The FirstService Multiple Voting Shares are not listed and do not trade, and the Colliers Multiple Voting Shares will not be listed and will not trade, on any public market or quotation system.

Board Committees

Colliers will continue to have three standing committees of its board of directors following completion of the Arrangement as follows: an Audit Committee (members: John (Jack) P. Curtin, Jr., Frederick Sutherland and Peter F. Cohen, Chair), an Executive Compensation Committee (members: David R. Beatty, Peter F. Cohen and Michael D. Harris, Chair) and a Nominating and Corporate Governance Committee (members: John (Jack) P. Curtin, Jr., Michael D. Harris and David R. Beatty, Chair).

Auditors

PricewaterhouseCoopers LLP, Chartered Accountants and Licensed Public Accountants, will be the independent auditors of Colliers following completion of the Arrangement. By approving the Arrangement Resolution, Shareholders will be deemed to have approved PricewaterhouseCoopers LLP as the auditors of Colliers, which are formally appointed pursuant to the Arrangement.

Additional Information

See Appendix "H" for more detailed information concerning Colliers after giving effect to the Arrangement.

INFORMATION CONCERNING NEW FSV POST-ARRANGEMENT

Corporate Structure

New FSV was incorporated on October 6, 2014 under the OBCA as New FSV Corporation. Pursuant to the Arrangement, FSV Holdco will wind-up into New FSV Corporation and New FSV Corporation will change its name to "FirstService Corporation". New FSV's registered and head office will be located at 1140 Bay Street, Suite 4000, Toronto, Ontario, Canada M5S 2B4.

FSV Holdco will, prior to winding-up into New FSV Corporation pursuant to the Arrangement, acquire the assets related to the Residential Real Estate Services and Property Services divisions of FirstService as part of the Pre-Arrangement Transactions. See "The Arrangement – Pre-Arrangement Transactions".

As of the date hereof, New FSV Corporation has not carried on any active business and has not issued any shares.

Description of the Business

Following completion of the Arrangement, New FSV will be named "FirstService Corporation" and will own and operate FirstService's legacy FirstService Residential and FirstService Brands businesses. See "Information Concerning FirstService Pre-Arrangement – Description of the Business – FirstService Residential" and "– FirstService Brands".

FirstService Residential is North America's largest manager of private residential communities, offering a full range of services across multiple geographies to a wide variety of clients, including condominiums (low, medium and high-rise), co-operatives, homeowner associations, master-planned communities, active adult and lifestyle communities, and a variety of other residential developments governed by common interest or multi-unit residential community associations. Its 14,000 employees in over 100 offices across 21 U.S. states and three Canadian provinces manage approximately 7,000 communities, representing more than 3 million residents in 1.6 million residential units. FirstService Residential's operational and client coverage footprint is extensive, with a presence in major markets that constitute over 70% of the North American population.

FirstService Brands is a leading North American operator and provider of property services, with extensive franchise and contractor networks comprising over 1,900 franchises and 11 company-owned locations in all 50 U.S. states and ten Canadian provinces. In 2014, FirstService Brands generated aggregate system-wide revenues of more than US$1.4 billion from franchised and corporate-owned operations, resulting in over US$90 million in recurring franchise system royalties and other revenues, and the servicing of more than 500,000 customers. Services are delivered through the following seven well-known brands, each of which is ranked as the #1 or #2 player in its respective market: Paul Davis Restoration, California Closets, CertaPro Painters, Service America, College Pro Painters, Pillar to Post and Floor Coverings International.

See Appendix "I" for a further description of the business of New FSV after giving effect to the Arrangement.

Summary Pro Forma Financial Information

The following is a summary of selected pro forma financial information in relation to New FSV after giving effect to the Arrangement for the periods indicated. The pro forma statement of (loss) earnings is for the year ended December 31, 2014 and assumes completion of the Arrangement as if it had taken place on January 1, 2014. The pro forma consolidated balance sheet information is as at December 31, 2014 and assumes completion of the Arrangement as if it had taken place on December 31, 2014.

The following financial data should be read in conjunction with the audited carve-out combined financial statements in relation to New FSV for the year ended December 31, 2014 as set out in Appendix "K" to this Circular, and the unaudited pro forma financial statements in relation to New FSV set out in Appendix "L" to this Circular. New FSV represents the historical operations, assets, liabilities and cash flows of the Residential Real Estate Services and Property Services divisions of FirstService, as well as a portion of the corporate general and administrative expenses of FirstService. Please refer to the notes to these unaudited pro forma financial statements which disclose the pro forma assumptions and adjustments.

Year Ended December 31, 2014
New FSV pro forma, after giving effect to the Arrangement
(US$ thousands, except per share amounts) (unaudited)

Operations
Revenues	$1,132,002
Operating earnings	45,621
Net earnings	26,192

Net earnings per New FSV Share from continuing operations
Basic	0.36
Diluted	0.36

Financial position
Total assets	615,544
Long-term debt	239,357
Redeemable non-controlling interests	80,926
Shareholders' Equity	157,749

Other data
Adjusted EBITDA(1)	74,997
Adjusted EPS(1)	0.84

Note:

(1)	"Adjusted EBITDA" and "Adjusted EPS" are financial measures that are not calculated in accordance with U.S. GAAP. For a reconciliation of these non-U.S. GAAP measures to the most directly comparable U.S. GAAP financial measures, please see below.

Year Ended December 31, 2014
Adjusted EBITDA
New FSV pro forma, after giving effect to the Arrangement
(US$ thousands) (unaudited)

Net earnings from continuing operations	$26,192
Income tax	12,242
Other expense (income)	255
Interest expense, net	6,932
Operating earnings	45,621
Depreciation and amortization	26,474
Acquisition-related items	1,183
Stock-based compensation expense	1,719
Adjusted EBITDA	$74,997

Adjusted EPS
New FSV pro forma, after giving effect to the Arrangement
(US$) (unaudited)

Diluted net earnings per share from continuing operations	$0.36
Non-controlling interest redemption increment	0.28
Acquisition-related items	0.03
Amortization of intangible assets, net of tax	0.14
Stock-based compensation expense, net of tax	0.03
Adjusted EPS	$0.84

Directors and Executive Officers

Directors

In order to facilitate the incorporation and organization of New FSV, including the adoption of the New FSV Stock Option Plan, one officer of FirstService has been appointed to the New FSV Board on an interim basis. Immediately following completion of the Arrangement, the directors of New FSV will be as follows:

Jay S. Hennick (Chairman)

Brendan Calder

Bernard I. Ghert (Lead Director)

D. Scott Patterson

Frederick F. Reichheld

Michael Stein

By approving the Arrangement Resolution, Shareholders will be deemed to have approved the proposed directors of New FSV, which are formally appointed pursuant to the Arrangement. Each of the proposed directors of New FSV will hold office until the first annual meeting of the holders of New FSV Shares or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated.

Executive Officers

Following the completion of the Arrangement, the executive officers of New FSV will be as follows:

Name	Position
Jay S. Hennick	Founder and Chairman
D. Scott Patterson	Chief Executive Officer
Jeremy Rakusin	Chief Financial Officer
Douglas G. Cooke	Treasurer and Corporate Secretary
Alex Nguyen	Vice President, Strategy and Corporate Development

Share Capital

Following completion of the Arrangement, the authorized capital of New FSV will consist of an unlimited number of preference shares, issuable in series (the "New FSV Preference Shares"), an unlimited number of New FSV Subordinate Voting Shares and an unlimited number of New FSV Multiple Voting Shares.

As of the date hereof, no shares of any class of New FSV have been issued. Upon completion of the Arrangement, based on the number of FirstService Shares outstanding as at March 16, 2015 (and assuming that no Dissent Rights are exercised in connection with the Arrangement), approximately 34,644,911 New FSV Subordinate Voting Shares and 1,325,694 New FSV Multiple Voting Shares will be outstanding and no New FSV Preference Shares will be outstanding.

New FSV Shares

Except as described herein, the New FSV Subordinate Voting Shares and the New FSV Multiple Voting Shares will carry the same rights, will be equal in every respect and will be treated as if they were shares of one and the same class.

The New FSV Shares will rank junior to the New FSV Preference Shares or series thereof ranking in priority with respect to the payment of dividends, return of capital and distribution of assets in the event of liquidation, dissolution or any distribution of the assets of New FSV for the purpose of winding-up its affairs. The holders of outstanding New FSV Shares will be entitled to receive dividends and other distributions on a share-for-share basis (or, in the discretion of the directors, in a greater amount per New FSV Subordinate Voting Share than per New FSV Multiple Voting Share) out of the assets legally available therefor at such times and in such amounts as the New FSV Board may determine, but without preference or distinction between the New FSV Multiple Voting Shares and the New FSV Subordinate Voting Shares. The New FSV Subordinate Voting Shares will carry one vote per share and the New FSV Multiple Voting Shares will carry 20 votes per share. The holders of New FSV Subordinate Voting Shares and the holders of New FSV Multiple Voting Shares will be entitled to receive notice of any meeting of shareholders and to attend and vote thereat as a single class on all matters to be voted on by the shareholders, except at meetings where the holders of shares of one class or of a particular series of shares are entitled to vote separately.

The rights, privileges, conditions and restrictions attaching to the New FSV Subordinate Voting Shares and the New FSV Multiple Voting Shares may be respectively modified if the amendment is authorized by at least two-thirds of the votes cast at a meeting of the holders of New FSV Subordinate Voting Shares and the holders of New FSV Multiple Voting Shares duly held for that purpose. However, if the holders of New FSV Subordinate Voting Shares, as a class, or the holders of New FSV Multiple Voting Shares, as a class, are to be affected in a manner different from the other classes of shares, such amendment must, in addition, be authorized by at least two-thirds of the votes cast at a meeting of the holders of the class of shares which is affected differently.

Each outstanding New FSV Multiple Voting Share will be convertible at any time, at the option of the holder, into one New FSV Subordinate Voting Share. The New FSV Subordinate Voting Shares will not be convertible into any other class of shares. No subdivision, consolidation, reclassification or other change of the New FSV Multiple Voting Shares or the New FSV Subordinate Voting Shares will be able to be made without, concurrently, having the New FSV Multiple Voting Shares or New FSV Subordinate Voting Shares, as the case may be, subdivided, consolidated, reclassified or other change made under the same conditions. The New FSV Shares will not be redeemable nor retractable but will be able to be purchased for cancelation by New FSV in the open market, by private contract or otherwise. Upon the liquidation, dissolution or any distribution of the assets of New FSV for the purpose of winding-up its affairs, the holders of New FSV Shares will be entitled to participate equally, on a share-for-share basis, in the remaining property and assets of New FSV available for distribution to such holders.

As any future distribution of New FSV Subordinate Voting Shares by means of a prospectus will require securityholder approval under NI 41-101 at the relevant time because New FSV will not be a reporting issuer at the time of the Arrangement and will therefore not meet the applicable requirements of NI 41-101, notwithstanding the receipt of "minority approval" for the Arrangement. A specific discretionary exemption is being sought by FirstService and New FSV from the applicable securities regulators for relief from such future securityholder approval requirement under NI 41-101 (and, to the extent applicable in the future, OSC Rule 56-501). If obtained, a copy of such exemption order issued by the Ontario Securities Commission will be available at www.osc.gov.on.ca. See "Certain Legal and Regulatory Matters – Canadian Securities Law Matters – Application of OSC Rule 56-501 and NI 41-101".

New FSV Preference Shares

The New FSV Preference Shares will be issuable, from time to time, in one or more series, as determined by the New FSV Board. The New FSV Board will determine, before the issue of any series of New FSV Preference Shares, the designation, preferences, rights, restrictions, conditions, limitations, priorities as to payment of dividends and/or distribution on liquidation, dissolution or winding-up, or prohibitions attaching to such series. The New FSV Preference Shares, if issued, will rank prior to the New FSV Shares with respect to the payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of New FSV or any other distribution of assets of New FSV among its shareholders for the purpose of winding-up its affairs, and may also be given such other preferences over the New FSV Shares as may be determined with respect to the respective series authorized and issued. Except as required by law, the New FSV Preference Shares will not carry voting rights.

Certain Rights of Holders of New FSV Subordinate Voting Shares

The following is a summary of the rights that will attach to the New FSV Subordinate Voting Shares in the event that a take-over bid is made for New FSV Multiple Voting Shares. Reference should be made to the articles of New FSV for the full text of these provisions. See Exhibit "II" to the Plan of Arrangement.

If a take-over bid (as defined in the Securities Act (Ontario)) is made to the holders of the New FSV Multiple Voting Shares, each New FSV Subordinate Voting Share shall become convertible into a New FSV Multiple Voting Share at the option of the holder thereof at any time during the period commencing on the eighth day after the date on which the offer is made and ending on the last date upon which holders of New FSV Multiple Voting Shares will be entitled to accept the offer. However, this conversion right shall not come into effect if:

(a)	an identical offer is made concurrently to purchase New FSV Subordinate Voting Shares (if any are then issued and outstanding), which offer has no condition attached to it other than the right to not take-up and pay for shares tendered if no shares are purchased pursuant to the take-over bid for New FSV Multiple Voting Shares;

(b)	holders of more than 50% of the issued and outstanding New FSV Multiple Voting Shares deliver a certificate or certificates to New FSV's transfer agent certifying that such holders will not deposit such New FSV Multiple Voting Shares under the take-over bid therefor; or

(c)	the take-over bid for New FSV Multiple Voting Shares is not completed by the offeror.

The articles of New FSV provide that a holder of New FSV Multiple Voting Shares is entitled at any time and from time to time to convert all or any part of the New FSV Multiple Voting Shares held by such holder into New FSV Subordinate Voting Shares on a share-for-share basis, upon irrevocable notice.

In connection with the completion of the Arrangement, Jay S. Hennick and Henset Capital Inc. (collectively, the "New FSV Multiple Voting Shareholders") will enter into an agreement (the "New FSV Trust Agreement") with Equity Financial Trust Company (the "New FSV Trustee") and New FSV in order to provide the holders of New FSV Subordinate Voting Shares with certain additional rights in the event that a take-over bid, having certain characteristics, is made for the New FSV Multiple Voting Shares. Under applicable securities law, an offer to purchase New FSV Multiple Voting Shares would not necessarily require that an offer be made to purchase New FSV Subordinate Voting Shares. The terms of the New FSV Trust Agreement will be the same as the existing agreement among the same parties in relation to the FirstService Subordinate Voting Shares and, following completion of the Arrangement, the Colliers Subordinate Voting Shares. See "Information Concerning Colliers Post-Arrangement – Share Capital – Colliers Shares" and "Information Concerning FirstService Pre-Arrangement – Certain Rights of Holders of FirstService Subordinate Voting Shares". For a summary of the New FSV Trust Agreement, see Appendix "I" to this Circular under the heading "Description of Capital Structure – Certain Rights of Holders of New FSV Subordinate Voting Shares".

Holders of New FSV Subordinate Voting Shares may have additional rights under applicable securities legislation in the event of a take-over bid.

New FSV Stock Option Plan

The New FSV Board has approved for adoption the New FSV Stock Option Plan. If ratified and approved at the Meeting, the New FSV Stock Option Plan will permit the New FSV Board to grant to directors, officers and full-time employees of New FSV and its subsidiaries (other than Jay S. Hennick) stock options to purchase New FSV Subordinate Voting Shares (in addition to the New FSV Replacement Stock Options granted pursuant to the Arrangement). New FSV Stock Option exercise prices will be based on the closing market price for New FSV Subordinate Voting Shares on the date immediately preceding the date the options are granted, except for New FSV Replacement Stock Options the exercise price of which will be determined in accordance with the formula described under "The Arrangement – Treatment of Certain FirstService Employees and Benefit Plans – FirstService Stock Options". See "Other Arrangement Matters to be Acted Upon – New FSV Stock Option Plan".

Dividend Policy

Following completion of the Arrangement, the declaration of dividends will be at the sole discretion of the New FSV Board. Following the Effective Date, for the quarter ended June 30, 2015, it is anticipated that the New FSV Board will adopt a dividend policy pursuant to which New FSV will make quarterly cash dividends to holders of New FSV Shares of record at the close of business on the last business day of each calendar quarter. The quarterly dividend is anticipated to be set at US$0.10 per New FSV Share (a rate of US$0.40 per annum). Each quarterly dividend is expected to be paid within 30 days after the dividend record date.

The payment of dividends in the future will depend on the results of New FSV's operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other relevant factors. Under the terms of New FSV's credit facility, it is expected that New FSV will not be permitted to pay dividends, whether in cash or in specie, in the circumstances of an event of default thereunder occurring and continuing or an event of default occurring as a consequence thereof.

Listing and Trading of New FSV Subordinate Voting Shares

There is no current trading market for the New FSV Subordinate Voting Shares. New FSV has applied to have the New FSV Subordinate Voting Shares listed on the TSX and Nasdaq under the same symbol, "FSV". Listing on the TSX and Nasdaq is subject to New FSV fulfilling all of the respective original listing requirements of the TSX and Nasdaq. The trading price of the New FSV Subordinate Voting Shares will be determined by the market. See "Certain Legal and Regulatory Matters – Stock Exchange Listings" in this Circular.

For a summary of the trading markets that are expected to develop in the FirstService Subordinate Voting Shares and New FSV Subordinate Voting Shares prior to the Distribution Date, see "Certain Legal and Regulatory Matters – Trading of Shares on the TSX and Nasdaq" in this Circular.

The FirstService Multiple Voting Shares are not listed and do not trade, and the New FSV Multiple Voting Shares will not be listed and will not trade, on any public market or quotation system.

Board Committees

New FSV will have three standing committees of its board of directors following completion of the Arrangement as follows: an Audit Committee (members: Frederick F. Reichheld, Michael Stein and Bernard I. Ghert, Chair), an Executive Compensation Committee (members: Bernard I. Ghert, Michael Stein and Brendan Calder, Chair) and a Nominating and Corporate Governance Committee (members: Brendan Calder, Frederick F. Reichheld and Michael Stein, Chair).

Auditors

PricewaterhouseCoopers LLP, Chartered Accountants and Licensed Public Accountants, will be the independent auditors of New FSV following completion of the Arrangement. By approving the Arrangement Resolution, Shareholders will be deemed to have approved PricewaterhouseCoopers LLP as the auditors of New FSV, which are formally appointed pursuant to the Arrangement.

Additional Information

See Appendix "I" for more detailed information concerning New FSV after giving effect to the Arrangement.

OTHER ARRANGEMENT MATTERS TO BE ACTED UPON

New FSV Stock Option Plan

New FSV Stock Option Plan Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, approve the New FSV Stock Option Plan Resolution to authorize, approve and ratify the New FSV Stock Option Plan. See Appendix "B" to this Circular for the full text of the New FSV Stock Option Plan Resolution.

In order for the New FSV Stock Option Plan Resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting. The persons named in the enclosed proxy form, if named as proxyholder, intend to vote FOR the New FSV Stock Option Plan Resolution.

Ratification and approval of the New FSV Stock Option Plan by Shareholders is required by the TSX and has been made a condition precedent to completion of the Arrangement to allow the New FSV Replacement Stock Options to be granted under a stock option plan. This condition precedent may be waived by FirstService.

The Board recommends that you vote FOR the New FSV Stock Option Plan Resolution.

Purpose of the New FSV Stock Option Plan

The purpose of the New FSV Stock Option Plan is to provide eligible individuals with an incentive to achieve the longer-term objectives of New FSV; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of New FSV; and to attract and retain in the employ of New FSV or any of its subsidiaries, persons of experience and ability by providing them with the opportunity to acquire an increased proprietary interest in New FSV. Non-employee directors of New FSV are entitled to receive New FSV Stock Options under the New FSV Stock Option Plan. However, Jay S. Hennick is not entitled to receive New FSV Stock Options under the New FSV Stock Option Plan.

New FSV Subordinate Voting Shares Reserved

Assuming completion of the Arrangement, there will be 1,656,250 New FSV Replacement Stock Options outstanding under the New FSV Stock Option Plan, representing approximately 4.6% of the estimated total number of outstanding New FSV Shares on the Effective Date, based upon the number of FirstService Shares outstanding as at March 16, 2015. Assuming approval by Shareholders at the Meeting of the New FSV Stock Option Plan Resolution, there will be an additional 607,250 New FSV Stock Options (other than New FSV Replacement Stock Options) available for grant, representing approximately 1.7% of the estimated total number of outstanding New FSV Shares on the Effective Date, based upon the number of FirstService Shares outstanding as at March 16, 2015. In aggregate, there will be a maximum of 2,263,500 New FSV Subordinate Voting Shares reserved for issuance under the New FSV Stock Option Plan, being 6.3% of the estimated issued and outstanding New FSV Shares on the Effective Date, based upon the number of FirstService Shares outstanding as at March 16, 2015. Any New FSV Subordinate Voting Share subject to a New FSV Stock Option that expires or terminates without having been fully exercised may be made the subject of a further option.

Summary of the New FSV Stock Option Plan

The following is a summary of the principal terms of the New FSV Stock Option Plan, which plan is consistent in all material respects with the current FirstService Stock Option Plan. See Appendix "G" to this Circular for the full text of the form of the New FSV Stock Option Plan.

Subject to the terms of the New FSV Stock Option Plan, the New FSV Board has the authority to select those directors, officers and full-time employees of New FSV or its subsidiaries (other than Jay S. Hennick) to whom New FSV Stock Options will be granted and to fix the terms of such options which may not be for less than one year nor more than ten years from the date of grant (subject to an automatic 10 business day extension to the expiry date of a New FSV Stock Option which otherwise would expire within a blackout period). The New FSV Stock Option Plan provides flexible vesting, completely at the discretion of the New FSV Board. Jay S. Hennick is not eligible to participate in the New FSV Stock Option Plan or to receive grants of New FSV Stock Options thereunder. The New FSV Stock Option Plan will be administered solely by the New FSV Board and, other than with respect to the New FSV Replacement Stock Options, grants of New FSV Stock Options under the New FSV Stock Option Plan are made as follows (the "Option Granting Process"): all proposed option grants are submitted to the Executive Compensation Committee of the New FSV Board for review and a recommendation is made to the New FSV Board; proposed option grants recommended by such Executive Compensation Committee are then submitted to the New FSV Board for approval and, if approved, are granted on the date so approved by the New FSV Board. The Executive Compensation Committee of the New FSV Board, in considering any grant of options, and the New FSV Board in approving any grant of New FSV Stock Options, take in account whether the amount of New FSV Stock Options proposed to be granted to each optionee is competitive, both in terms of past practice at FirstService as well as with respect to New FSV Stock Options granted to officers, employees and directors of public company peers of New FSV, as well as the contribution of the optionee in the success of the business. Grants of New FSV Stock Options are approved subject to compliance with the New FSV Stock Option Plan and all applicable laws and regulatory and stock exchange requirements.

Except with respect to the New FSV Replacement Stock Options, the option price per New FSV Subordinate Voting Share with respect to any New FSV Stock Option granted under the New FSV Stock Option Plan is determined by the New FSV Board at the time the option is granted, but such price shall not be less than the Minimum Price on the day on which the issuance of the New FSV Stock Option is authorized or approved by the New FSV Board. For the purposes of the New FSV Stock Option, "Minimum Price" means: (i) in the event that the New FSV Subordinate Voting Shares are then traded on the TSX and/or Nasdaq, the closing price of the New FSV Subordinate Voting Shares on the TSX or Nasdaq on the trading day prior to the day on which the issuance of the New FSV Stock Option is authorized or approved by the New FSV Board; (ii) in the event that the New FSV Subordinate Voting Shares are not then traded on the TSX and Nasdaq, the closing price of the New FSV Subordinate Voting Shares on such public market on which the New FSV Subordinate Voting Shares are then traded, as selected by the New FSV Board, in its sole discretion, on the trading day prior to the day on which the issuance of the New FSV Stock Option is authorized or approved by the New FSV Board; or (iii) in the event that the New FSV Subordinate Voting Shares are not then traded on any public market, the price of the New FSV Subordinate Voting Shares as determined by the New FSV Board, in its sole discretion, on the day on which the issuance of the New FSV Stock Option is authorized or approved by the New FSV Board.

In the event of the death of an optionee while in the employment, or as an officer, of New FSV or a subsidiary prior to the end of the term of the New FSV Stock Option, the optionee's legal representative may exercise the New FSV Stock Option for a period of one year following the death of the optionee or the expiry of the term of the New FSV Stock Option, whichever is earlier. In the event that an optionee resigns, is removed as an officer or is discharged for "cause" as an employee of New FSV or a subsidiary, the New FSV Stock Option will in all respects cease and terminate. In the event an optionee's employment is otherwise terminated by New FSV or a subsidiary or the optionee ceases to be a non-employee director of New FSV in circumstances where there is no willful and substantial breach of such optionee's fiduciary duties or other legal obligations to New FSV, such optionee may exercise the option for a period of 30 days following the effective date of termination or cessation of directorship or the expiry of the term of the New FSV Stock Option, whichever is earlier (and, in the case of such a non-employee director of New FSV, the vesting of the options held by such an optionee are automatically accelerated, such that they become immediately fully vested and exercisable).

The New FSV Stock Option Plan provides that the aggregate number of New FSV Subordinate Voting Shares reserved for issuance pursuant to all New FSV Stock Options granted to any one optionee shall not exceed 5% of the number of New FSV Subordinate Voting Shares outstanding on a non-diluted basis at the time of such grant. In addition, the New FSV Stock Option Plan provides that the aggregate number of securities of New FSV: (a) issued to insiders of New FSV, within any one year period; and (b) issuable to insiders of New FSV, at any time under the New FSV Stock Option Plan, or when combined with all of New FSV's other share compensation arrangements, shall not exceed 10% of New FSV's total issued and outstanding securities. New FSV Stock Options are non-assignable.

Where there is a take-over bid to acquire the outstanding shares or New FSV enters into an agreement providing for the sale of all or substantially all of the assets of New FSV such that, following completion of such sale, New FSV will cease to carry on, directly or indirectly, an active business, the New FSV Board may advise optionees that all New FSV Stock Options will expire (subject to certain limitations) on the date determined by the New FSV Board and each optionee shall have the right to exercise their New FSV Stock Options in whole or in part, regardless of vesting.

The New FSV Stock Option Plan provides that appropriate adjustments in the number of New FSV Subordinate Voting Shares and in the exercise price per New FSV Subordinate Voting Share, relating to New FSV Stock Options granted or to be granted, shall be made by the New FSV Board to give effect to adjustments in the number of New FSV Subordinate Voting Shares resulting from any subdivisions, consolidations or reclassifications of the New FSV Subordinate Voting Shares, the payment of stock dividends by New FSV or other relevant changes in the capital structure of New FSV. Any such adjustments shall be subject to the approval thereof by such stock exchanges on which the New FSV Subordinate Voting Shares are then listed for trading (including, if required by any such stock exchanges, approval of the shareholders of New FSV).

The New FSV Stock Option Plan provides that, subject to regulatory approval, the approval of any stock exchange on which the New FSV Subordinate Voting Shares are then listed for trading and the limitations set out in the next two following paragraphs, the New FSV Board may, by resolution, amend, vary or discontinue the New FSV Stock Option Plan, or any agreement or entitlement subject to the New FSV Stock Option Plan, at any time without notice to or approval of the shareholders of New FSV, including, without limitation, for the purpose of: (i) changing the class of persons who will be eligible to be granted New FSV Stock Options pursuant to the New FSV Stock Option Plan; (ii) ensuring continuing compliance with applicable laws and regulations and the requirements or policies of any governmental or regulatory authority, securities commission or stock exchange having authority over New FSV or the New FSV Stock Option Plan; (iii) changes of a "housekeeping", clerical, technical or stylistic nature; (iv) changing the method of determining the option price for New FSV Stock Options granted pursuant to the New FSV Stock Option Plan, provided that the option price shall not in any case be lower than the "market price" of a New FSV Subordinate Voting Share, as that term (or any successor term) is interpreted and applied by the TSX; (v) changing the following terms governing New FSV Stock Options under the New FSV Stock Option Plan: (A) vesting terms (including the acceleration of vesting); (B) exercise and payment method and frequency; (C) transferability or assignability; (D) to fairly or properly take into account a sale, arrangement or take-over bid; (E) adjustments required in the circumstances of a change in the structure of the capital of New FSV; and (F) the effect of termination (for whatever reason) of the optionee's employment or service; (vi) determining that any of the provisions of the New FSV Stock Option Plan or any agreement subject to the New FSV Stock Option Plan concerning the effect of termination (for whatever reason) of the optionee's employment, service or consulting agreement/arrangement or cessation of the optionee's directorship or office, shall not apply for any reason acceptable to the New FSV Board; (vii) changing the terms and conditions of any financial assistance which may be provided by New FSV to the optionees to facilitate the purchase of New FSV Subordinate Voting Shares, or adding or removing any provisions providing for such financial assistance; (viii) adding or amending a cashless exercise feature, payable in cash or securities, provided same includes a full deduction of the number of underlying New FSV Subordinate Voting Shares from the New FSV Stock Option Plan reserved under the New FSV Stock Option Plan; (ix) providing for the granting of non-equity based kinds of awards under the New FSV Stock Option Plan; (x) adding or amending provisions necessary for options under the New FSV Stock Option Plan to qualify for favourable tax treatment to optionees and/or New FSV under applicable tax laws; (xi) changing any terms relating to the administration of the New FSV Stock Option Plan; and (xii) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules and policies of the TSX and of any other stock exchange or market having authority over New FSV or the New FSV Stock Option Plan).

The New FSV Stock Option Plan further provides that, subject to regulatory approval, the approval of any stock exchange on which the New FSV Subordinate Voting Shares are then listed for trading and the limitations set out later in this section, the New FSV Board may, by resolution, amend, vary or discontinue the New FSV Stock Option Plan, or any agreement or entitlement subject to the New FSV Stock Option Plan, at any time for the following purposes, provided that any such amendment, variance or discontinuance will not become effective unless and until approved by a majority of the votes cast by shareholders of New FSV, in person or by proxy, at a meeting of shareholders: (a) any increase in the maximum number of New FSV Subordinate Voting Shares issuable under the New FSV Stock Option Plan or any change from a fixed maximum number of New FSV Subordinate Voting Shares issuable under the New FSV Stock Option Plan to a fixed maximum percentage; (b) any reduction in the option price of an outstanding New FSV Stock Option except for the purpose of maintaining option value in connection with a change in the structure of the capital of New FSV (for this purpose, the cancellation or termination of a New FSV Stock Option of an optionee prior to expiry of the option term for the purpose of reissuing a New FSV Stock Option to the same optionee with a lower exercise price shall be treated as an amendment to reduce the option price of a New FSV Stock Option); (c) any extension of the option term or any amendment to permit the grant of a New FSV Stock Option with an expiry date of more than 10 years from the date the New FSV Stock Option is granted; (d) permitting any New FSV Stock Option granted under the New FSV Stock Option Plan (or any other kind of award which may form part of the New FSV Stock Option Plan) to be transferable or assignable other than for estate planning or normal estate settlement purposes; (e) providing for the granting of equity based kinds of awards under the New FSV Stock Option Plan; and (f) any other amendment requiring shareholder approval under applicable law (including, without limitation, under the rules and policies of the TSX and of any other stock exchange or market having authority over New FSV or the New FSV Stock Option Plan). In the case of any amendment or variance referred to above, insiders of New FSV who directly benefit from such amendment or variance will not have the votes attaching to the New FSV Subordinate Voting Shares or other securities of New FSV held, directly or indirectly, by them counted in respect of the required approval of the shareholders of New FSV.

Notwithstanding the two immediately preceding paragraphs, the New FSV Stock Option Plan provides that no amendment, variance or discontinuance of the New FSV Stock Option Plan, or any agreement or entitlement subject to the New FSV Stock Option Plan, may be made, without the prior written consent of the optionee, if the New FSV Board determines that the effect thereof is to impair, derogate from or otherwise materially and adversely affect any New FSV Stock Option previously granted to such optionee under the New FSV Stock Option Plan.

In addition, the New FSV Stock Option Plan provides that New FSV shall have the right, in certain circumstances and in lieu of delivering New FSV Subordinate Voting Shares, to pay to an optionee the "in the money" amount of the New FSV Stock Options held by such optionee, at its election, in the event of a formal take-over bid for all of the shares of New FSV, a sale of all or substantially all of the assets of New FSV (under circumstances such that, following the completion of such sale, New FSV will cease to carry on an active business) or any merger, arrangement, amalgamation or other similar form of transaction involving New FSV under circumstances such that, following the completion of such transaction, there is a change in control of New FSV.

The New FSV Stock Option Plan also includes provisions that provide that each person that is a director, officer and/or full-time employee of FirstService or any of its subsidiaries who holds a FirstService Stock Option immediately prior to the Effective Time and who will, following the Effective Time, not be a director, officer and/or full-time employee of New FSV or any of its subsidiaries shall, for so long as such person remains a director, officer and/or full-time employee, as applicable, of Colliers or any of its subsidiaries on or after the Effective Time, be permitted to hold and exercise his or her New FSV Replacement Stock Options in accordance with their terms as though such person was a director, officer and/or full-time employee, as applicable, of New FSV or any of its subsidiaries.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Canadian Tax Ruling

The Canadian Tax Ruling that has been requested from the CRA seeks to confirm that the Arrangement generally will occur on a tax-deferred basis for Shareholders resident in Canada who hold their FirstService Shares as capital property and who do not choose to recognize a capital gain or a capital loss, as described below. Although FirstService expects to receive the Canadian Tax Ruling, no assurances can be given in that regard. The Arrangement is conditional upon the receipt of the requested Canadian Tax Ruling. See "Certain Legal and Regulatory Matters – Tax Ruling and Opinion".

Certain Canadian Federal Income Tax Consequences to Shareholders

In the opinion of Wilson & Partners LLP, a law firm affiliated with PricewaterhouseCoopers LLP, tax counsel to FirstService and its affiliates in respect of the Arrangement and related transactions, as of the date hereof, the following summary fairly presents the principal Canadian federal income tax considerations relating to the Arrangement generally applicable to a holder of FirstService Shares.

This summary is not applicable to a holder of FirstService Shares: (i) that is a "financial institution" for the purposes of the "mark-to-market" rules in the Tax Act; (ii) that is a "specified financial institution" as defined in the Tax Act; (iii) an interest in which is a "tax shelter investment" as defined in the Tax Act; or (iv) to whom the functional reporting rules in the Tax Act apply.

This summary does not address any specific Canadian federal income tax considerations that may be applicable to a Shareholder in respect of the acquisition of FirstService Subordinate Voting Shares on the exercise of a FirstService Stock Option.

This summary is based upon the current provisions of the Tax Act as enacted to the date of this Circular, the Tax Proposals and tax counsel's understanding of the published administrative practices and policies of the CRA in effect as at the date of this Circular. It is not certain that any of the Tax Proposals will be enacted in the form announced or at all. This summary is not exhaustive of all considerations under the Tax Act and, except for the Tax Proposals, does not take into account or anticipate any changes in the law or administrative practices or policies of the CRA, whether by judicial, governmental or legislative action or decision, nor does it take into account other federal tax legislation or the tax legislation of any province or territory of Canada, or of any foreign jurisdiction. Provincial and territorial income tax legislation varies in Canada and in some cases differs from federal income tax legislation.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder of FirstService Shares, and no representations with respect to the tax consequences to any particular holder are made. Holders of FirstService Shares should consult their own tax advisors to determine the tax consequences to them of the Arrangement having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

Shareholders Resident in Canada

The following portion of the summary is generally applicable to holders of FirstService Shares who, for purposes of the Tax Act: (i) at all relevant times are, or are deemed to be, resident in Canada; (ii) deal at arm's length with, and are not "affiliated" with, FirstService, Colliers and New FSV; and (iii) hold their FirstService Shares and will hold all other shares discussed in the following summary, as "capital property" as defined in the Tax Act ("Resident Shareholders").

Generally, the FirstService Shares will constitute capital property to a Resident Shareholder for purpose of the Tax Act, provided such Resident Shareholder does not use or hold such shares in the course of carrying on a business and has not acquired such shares in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Resident Shareholders whose FirstService Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such shares, and any other "Canadian security" (as defined in the Tax Act) owned in the taxation year in which the election is made and all subsequent taxation years, deemed to be capital property. Resident Shareholders contemplating making such an election should consult their own tax advisors as such an election will affect the income tax treatment of other Canadian securities held. Resident Shareholders who do not hold their FirstService Shares as capital property should consult their own tax advisors regarding their particular circumstances.

Resident Shareholders Who Hold FirstService Shares, Other Than Dissenting Shareholders

Amendments to the Terms of the FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares

As part of the Arrangement, the terms of the FirstService Subordinate Voting Shares and the FirstService Multiple Voting Shares will be amended to increase the voting rights of each such class. Holders of FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares will not be considered to have disposed of their shares for purposes of the Tax Act by virtue of the amendment to the terms of the FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares.

Exchange of FirstService Shares for FirstService New Subordinate Voting Shares & FirstService SV Special Shares

and FirstService New Multiple Voting Shares & FirstService MV Special Shares

As part of the Arrangement, there will be a share exchange and:

•	each Resident Shareholder who holds FirstService Subordinate Voting Shares will, in exchange for each FirstService Subordinate Voting Share, receive one FirstService New Subordinate Voting Share and one FirstService SV Special Share; and

•	each Resident Shareholder who holds FirstService Multiple Voting Shares will, in exchange for each FirstService Multiple Voting Share, receive one FirstService New Multiple Voting Share and one FirstService MV Special Share.

On such share exchange, a Resident Shareholder will be deemed to have disposed of shares of each class of such FirstService Shares for proceeds of disposition equal to the aggregate adjusted cost base of shares of such class to the Resident Shareholder immediately before the exchange. Accordingly, a Resident Shareholder will not realize a capital gain or a capital loss as a result of such share exchange.

The aggregate adjusted cost base of:

•	the FirstService New Subordinate Voting Shares and the FirstService SV Special Shares; and

•	the FirstService New Multiple Voting Shares and the FirstService MV Special Shares;

acquired by a Resident Shareholder on such share exchange will be equal to the aggregate adjusted cost base to the Resident Shareholder immediately before such share exchange of shares of the applicable class of FirstService Shares disposed of by the holder on such share exchange. The aggregate adjusted cost base of shares of the applicable class of a Resident Shareholder's FirstService Shares immediately before such share exchange will be allocated among the Resident Shareholder's FirstService New Subordinate Voting Shares, FirstService SV Special Shares, FirstService New Multiple Voting Shares and FirstService MV Special Shares received on the exchange in proportion to the relative fair market value of such shares immediately after such share exchange. FirstService intends to inform Resident Shareholders by press release or on FirstService's website following the Arrangement as to FirstService's estimate of the proportionate allocation; however, FirstService's allocation will not be binding on the CRA or on any Resident Shareholder.

Transfer of FirstService SV Special Shares & FirstService MV Special Shares for New FSV Shares

As part of the Arrangement, there will be a share transfer and:

•	each Resident Shareholder who holds FirstService SV Special Shares will transfer each such share to New FSV in consideration for the issuance to the Resident Shareholder of one New FSV Subordinate Voting Share; and

•	each Resident Shareholder who holds FirstService MV Special Shares will transfer each such share to New FSV in consideration for the issuance to the Resident Shareholder of one New FSV Multiple Voting Share.

Subject to two exceptions noted below, on the transfer of a Resident Shareholder's FirstService SV Special Shares and FirstService MV Special Shares to New FSV, such holder will be deemed to have disposed of all such shares for proceeds of disposition equal to the adjusted cost base of such shares to the Resident Shareholder immediately before the transfer. Accordingly, such Resident Shareholder will not realize a capital gain or a capital loss as a result of the share transfer. The cost of the New FSV Shares acquired by such Resident Shareholder will be equal to the adjusted cost base immediately before the share transfer of the FirstService SV Special Shares and/or FirstService MV Special Shares, as applicable, disposed of by the holder on the share transfer.

There are two important exceptions to the foregoing. The first exception is that a Resident Shareholder may choose to recognize all or a portion of a capital gain or a capital loss on the share transfer by including all or a portion of the amount of the taxable capital gain or allowable capital loss, as otherwise determined, in computing such Resident Shareholder's income for the taxation year in which such transfer occurs. A Resident Shareholder who chooses to realize a gain or loss in this manner will realize a capital gain (or capital loss) on the FirstService SV Special Shares or the FirstService MV Special Shares, as applicable, to the extent that such holder's proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the FirstService SV Special Shares or the FirstService MV Special Shares, as applicable, to the Resident Shareholder immediately before the transfer. Where a Resident Shareholder has chosen to recognize a capital gain or a capital loss on the transfer of shares of FirstService SV Special Shares or the FirstService MV Special Shares, as applicable, for New FSV Shares, the adjusted cost base of shares of each class of the New FSV Shares acquired by the Resident Shareholder on the transfer will be equal to the corresponding proceeds of disposition received or deemed to have been received by the Resident Shareholder.

The second exception is that the Arrangement contemplates that a Resident Shareholder who is an Eligible Holder may make a joint Tax Election with New FSV pursuant to Section 85 of the Tax Act to obtain a full or partial tax-deferred "rollover" for purposes of the Tax Act of the disposition of their FirstService SV Special Shares or FirstService MV Special Shares, as applicable, to New FSV.

A Resident Shareholder that is an Eligible Holder may realize all or a portion of the amount of the capital gain accrued on their FirstService SV Special Shares or FirstService MV Special Shares, as applicable, by filing a Tax Election with New FSV in which such holder specifies an amount (the "Elected Amount") that, subject to certain limits specified in the Tax Act, will be deemed to be the proceeds of disposition of the particular FirstService SV Special Shares and/or FirstService MV Special Shares to the Resident Shareholder. By designating an appropriate Elected Amount in respect of such FirstService SV Special Shares and/or FirstService MV Special Shares, an Eligible Holder may, for purposes of the Tax Act, defer realizing all or any portion of the capital gain that the Eligible Holder would otherwise realize on the transfer of such shares for New FSV Shares. The tax treatment of capital gains and capital losses is discussed in this section below under the heading "– Taxation of Capital Gains and Capital Losses".

In general, the Elected Amount for FirstService SV Special Shares or FirstService MV Special Shares may not be:

•	less than the lesser of: (i) the Eligible Holder's adjusted cost base of their FirstService SV Special Shares or FirstService MV Special Shares, as applicable; and (ii) the fair market value of their FirstService SV Special Shares or FirstService MV Special Shares, as applicable, in each case, determined at the time of the transfer; or

•	greater than the fair market value of their FirstService SV Special Shares or FirstService MV Special Shares, as applicable, at the time of the transfer.

An Elected Amount that does not comply with these limitations will automatically be adjusted under the Tax Act so that it is in compliance.

The tax treatment to an Eligible Holder who makes a valid Tax Election with New FSV in respect of their FirstService SV Special Shares and/or FirstService MV Special Shares, as applicable, generally will be as follows:

•	the Eligible Holder will be deemed to have disposed of their FirstService SV Special Shares and/or FirstService MV Special Shares, as applicable, for proceeds of disposition equal to the Elected Amount;

•	the Eligible Holder will not realize any capital gain or capital loss provided the Elected Amount equals the aggregate of the Eligible Holder's adjusted cost base of their FirstService SV Special Shares and/or FirstService MV Special Shares, as applicable, determined immediately before the transfer and any reasonable costs of disposition; and

•	the Eligible Holder will realize a capital gain (or a capital loss) to the extent that the Elected Amount exceeds (or is less than) the aggregate of the Eligible Holder's adjusted cost base of their FirstService SV Special Shares or FirstService MV Special Shares, as applicable, and any reasonable costs of disposition.

The relevant federal Tax Election form is CRA Form T2057 (or, in the event the Eligible Holder is a partnership, CRA Form T2058). Certain provincial jurisdictions may require that a separate joint election be filed for provincial income tax purposes. Eligible Holders who wish to make a Tax Election can obtain the Tax Election materials by e-mailing firstservice.tax.election@ca.pwc.com or by calling 1-855-348-5088.

Where FirstService SV Special Shares or FirstService MV Special Shares are held by two or more co-owners who wish to make a Tax Election, one of the co-owners designated for such purpose must file one copy of Form T2057 (and, where applicable, the corresponding provincial forms) on behalf of each co-owner with a list of all co-owners electing under Section 85 of the Tax Act, and their respective addresses and social insurance or business numbers. Where FirstService SV Special Shares or FirstService MV Special Shares are held as partnership property, a partner designated by the partnership must file one copy of Form T2058 (and, where applicable, the corresponding provincial forms) on behalf of all members of the partnership. Form T2058 must be accompanied by a list containing the name, address, social insurance number or business number of each partner and written authorization signed by each partner authorizing the designated partner to complete and file the form. Eligible Holders should consult their own tax advisors to determine which filing requirements, if any, there are under provincial legislation applicable in their particular circumstances.

To make a Tax Election, an Eligible Holder must ensure that three signed copies of the necessary election forms are delivered to New FSV on or before one hundred and twenty (120) days after the Effective Date (although, as discussed below, an Eligible Holder may be required to deliver the forms to New FSV by an earlier date), duly completed with the details of the number of FirstService SV Special Shares and/or FirstService MV Special Shares transferred, the adjusted cost base of the FirstService SV Special Shares and/or FirstService MV Special Shares transferred, the number and class of New FSV Shares received, and the applicable Elected Amount in respect of the FirstService SV Special Shares and/or FirstService MV Special Shares transferred. In accordance with the terms of the Arrangement and subject to the Tax Election forms being correct and complete and complying with the provisions of the Tax Act (and any applicable provincial income tax law), two copies of such forms will be signed by New FSV and one copy will be returned to the Eligible Holder and one copy will be mailed to the CRA (or any applicable provincial tax authority) within thirty (30) days after the receipt thereof.

To avoid late filing penalties imposed under the Tax Act, a Tax Election must be received by the CRA on or before the earliest day on which either New FSV or the Eligible Holder is required to file an income tax return for the taxation year in which the share transfer occurs. New FSV's taxation year in which the share transfer will occur will end on the Effective Date. Each Eligible Holder is urged to consult the Eligible Holder's own tax advisors as soon as possible respecting the deadlines applicable to the Eligible Holder's particular circumstances. Regardless of such deadlines, New FSV must receive the Tax Election forms of an Eligible Holder no later than one hundred and twenty (120) days after the Effective Date. New FSV has agreed to execute and mail a Tax Election to the CRA within thirty (30) days after New FSV receives the election, however, Eligible Holders may be required to forward their Tax Election forms to New FSV earlier than one hundred and twenty (120) days after the Effective Date in order to avoid late filing penalties. While New FSV may choose, in its sole discretion, to sign a Tax Election received by it more than one hundred and twenty (120) days after the Effective Date, it has no obligation to do so.

Amalgamation of FirstService and FCRESI

As part of the Arrangement, FirstService and FCRESI will amalgamate to form Colliers and on the amalgamation:

•	each Resident Shareholder who holds FirstService New Subordinate Voting Shares will continue to hold an equal number of Colliers Subordinate Voting Shares;

•	each Resident Shareholder who holds FirstService New Multiple Voting Shares will continue to hold an equal number of Colliers Multiple Voting Shares.

Resident Shareholders will not recognize any capital gain or capital loss as a result of the conversion or continuation of their FirstService New Subordinate Voting Shares and/or FirstService New Multiple Voting Shares into Colliers Shares and the aggregate adjusted cost base of the FirstService New Subordinate Voting Shares and FirstService New Multiple Voting Shares will become the aggregate adjusted cost base of the Colliers Subordinate Voting Shares and Colliers Multiple Voting Shares, respectively.

Dividends on Colliers Shares or New FSV Shares (Post-Arrangement)

Dividends received or deemed to be received by a Resident Shareholder on Colliers Shares or New FSV Shares after the Arrangement will be included in computing the holder's income for the purposes of the Tax Act. Such dividends received or deemed to be received by a Resident Shareholder that is an individual (including a trust) will generally be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from corporations resident in Canada, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated as "eligible dividends" for these purposes, if applicable. Dividends received or deemed to be received on such shares by an individual and certain trusts may give rise to alternative minimum tax under the Tax Act.

Generally, dividends received or deemed to be received on Colliers Shares or New FSV Shares after the Arrangement by a Resident Shareholder that is a corporation will be included in computing the corporation's income, but will be deductible in computing the corporation's taxable income, subject to certain limitations in the Tax Act. A holder of such shares that is a "private corporation" or a "subject corporation" (as defined in the Tax Act) generally will be subject to a refundable tax of 33⅓% on dividends received or deemed to be received on such shares to the extent such dividends are deductible in computing the holder's taxable income.

Dispositions of Colliers Shares or New FSV Shares (Post-Arrangement)

A disposition by a Resident Shareholder of Colliers Shares or New FSV Shares after the Arrangement generally will result in a capital gain (or a capital loss) to such holder to the extent that the proceeds of disposition received, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base of such shares to such holder immediately before the disposition. The tax treatment of capital gains and capital losses is discussed in this section below under the heading "– Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

A Resident Shareholder will be required to include in income one-half of the amount of any capital gain (a "taxable capital gain") and generally will be entitled to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized by such holder in the year of the disposition. Allowable capital losses in excess of taxable capital gains in a particular year may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act. In certain circumstances, a capital loss otherwise arising on the disposition of shares by a Resident Shareholder that is a corporation may be reduced by dividends previously received or deemed to have been received on such shares or shares for which the particular shares were issued in exchange. Analogous rules apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Resident Shareholders to whom these rules may be relevant should consult their own tax advisors.

A "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay, in addition to tax otherwise payable under the Tax Act, a refundable tax of 6⅔% of its "aggregate investment income". For this purpose, aggregate investment income will include taxable capital gains.

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax under the Tax Act.

Dissenting Resident Shareholders

A Resident Shareholder that exercises Dissent Rights (a "Dissenting Resident Shareholder") will be deemed under the Arrangement to have transferred such holder's Dissenting Shares to FirstService for a dissent payment equal to the fair value of such shares. A Dissenting Resident Shareholder generally will be deemed to have received a dividend in respect of shares of each class disposed of equal to the amount by which such dissent payment for shares of the particular class (less the amount of any interest) exceeds the Paid-Up Capital of such shares, and such deemed dividend will reduce the proceeds of disposition to such holder on the disposition of shares of such class. However, if the Dissenting Resident Shareholder is a corporation, the full amount of such dissent payment for shares of a class (less the amount of any interest) may be treated as proceeds of disposition under subsection 55(2) of the Tax Act and not as a deemed dividend. The general tax treatment of the receipt of dividends is discussed in this section above under the heading "Resident Shareholders Who Hold FirstService Shares, Other Than Dissenting Shareholders – Dividends on Colliers Shares or New FSV Shares (Post-Arrangement)".

A Dissenting Resident Shareholder will also realize a capital gain (or a capital loss) to the extent that the proceeds of disposition of such class of shares, as reduced by the amount of any deemed dividend as discussed above and net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such class of shares to such Dissenting Resident Shareholder immediately before the disposition. The general tax treatment of capital gains or capital losses is discussed in this section above under the heading "Resident Shareholders Who Hold FirstService Shares, Other Than Dissenting Shareholders – Taxation of Capital Gains and Capital Losses".

Any interest awarded by a court to a Dissenting Resident Shareholder will be included in such holder's income for the purposes of the Tax Act.

Eligibility for Investment

The Colliers Subordinate Voting Shares, provided they continue to be listed on a designated stock exchange (the current definition of which includes the TSX and Nasdaq), and the New FSV Subordinate Voting Shares, once listed on a designated stock exchange, will constitute qualified investments under the Tax Act for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), deferred profit sharing plans, registered disability savings plans, registered education savings plans and tax-free savings accounts ("TFSAs"). Notwithstanding that the Colliers Subordinate Voting Shares and the New FSV Subordinate Voting Shares may be a qualified investment for a TFSA, RRSP or RRIF, the holder of a TFSA or the annuitant of a RRSP or RRIF, as the case may be, which acquires Colliers Subordinate Voting Shares and/or the New FSV Subordinate Voting Shares will be subject to a penalty tax under the Tax Act if such shares are a "prohibited investment" (within the meaning of the Tax Act) for the particular TFSA, RRSP or RRIF.

The Colliers Subordinate Voting Shares and the New FSV Subordinate Voting Shares will not be a prohibited investment for a TFSA, RRSP or RRIF provided the holder of the TFSA, or annuitant of the RRSP or RRIF, as applicable, deals at arm's length with Colliers or New FSV, as applicable, for purposes of the Tax Act and does not have a "significant interest" (within the meaning of the Tax Act) in Colliers or New FSV, as applicable. A "significant interest" of a shareholder of Colliers or New FSV, as applicable, generally means ownership by the shareholder, either alone or together with persons with which the shareholder does not deal at arm's length for purposes of the Tax Act, of 10% or more of the issued shares of any class of the capital stock of Colliers or New FSV, as applicable. In addition, the Colliers Subordinate Voting Shares and the New FSV Subordinate Voting Shares will not be a prohibited investment if they are "excluded property" as defined in the Tax Act for trusts governed by a TFSA, RRSP or RRIF. Holders and annuitants should consult their own tax advisors to ensure that the Colliers Subordinate Voting Shares and the New FSV Subordinate Voting Shares would not be a prohibited investment for a trust governed by a TFSA, RRSP or RRIF in their particular circumstances.

FirstService has advised tax counsel that it expects that the requirements that must be satisfied in order for the Colliers Subordinate Voting Shares to be qualified investments as described above will be satisfied at the time such shares are issued in the Arrangement. Provided that New FSV makes an election within a specified time period, the New FSV Subordinate Voting Shares will be qualified investments as described above at the time such shares are issued in the Arrangement. FirstService has advised counsel that it expects New FSV to make this election on a timely basis.

Shareholders Not Resident in Canada

The following portion of the summary is applicable generally to holders of FirstService Shares who, for purposes of the Tax Act: (i) at all relevant times, and for purposes of any applicable Tax Treaty, are not, and are not deemed to be, resident in Canada; (ii) deal at arm's length with, and are not "affiliated" with, FirstService and New FSV; and (iii) hold their FirstService Shares, and will hold all other shares discussed in the following summary, as "capital property" and do not use or hold and are not deemed to use or hold, and will not use or hold or be deemed to use or hold, such shares in carrying on a business in Canada ("Non-Resident Shareholders"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is an insurer which carries on business in Canada and elsewhere.

Non-Resident Shareholders Who Hold FirstService Shares, other than Dissenting Shareholders

The Arrangement

A Non-Resident Shareholder who holds FirstService Shares, who acquires Colliers Shares, FirstService SV Special Shares and/or FirstService MV Special Shares in exchange for FirstService Shares and who exchanges the FirstService SV Special Shares and/or FirstService MV Special Shares for New FSV Subordinate Voting Shares and/or New FSV Multiple Voting Shares under the Arrangement will generally be subject to the same tax consequences as a Resident Shareholder on the Arrangement, as discussed in this section above under the heading "Shareholders Resident in Canada – Resident Shareholders Who Hold FirstService Shares, other than Dissenting Shareholders". Accordingly, a Non-Resident Shareholder will generally not realize a capital gain or a capital loss as a result of the Arrangement.

Dividends on Colliers Shares or New FSV Shares (Post-Arrangement)

Dividends on the Colliers Shares or New FSV Shares that are paid or credited, or that are deemed to be paid or credited, to a Non-Resident Shareholder after the Arrangement will be subject to Canadian withholding tax at the rate of 25% of the gross amount of such dividends. This rate may be reduced under any applicable Tax Treaty. Under the U.S. Treaty, a Non-Resident Shareholder that is a resident of the United States for the purposes of, and entitled to the benefits of, the U.S. Treaty will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends.

Dispositions of Colliers Shares or New FSV Shares (Post-Arrangement)

On a disposition of Colliers Shares or New FSV Shares after the Arrangement, a Non-Resident Shareholder will not be subject to tax under the Tax Act unless, at the time of disposition, the shares of the particular class are "taxable Canadian property" to the Non-Resident Shareholder. Generally, Colliers Shares and New FSV Shares, respectively, will not be "taxable Canadian property" to a Non-Resident Shareholder at a particular time unless at any time during the 60-month period immediately preceding that time:

•	the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm's length, or the Non-Resident Shareholder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of Colliers or New FSV, as applicable, where the particular shares are listed on a designated stock exchange (which currently includes the TSX and Nasdaq) at that particular time; and

•	more than 50% of the fair market value of shares of the particular class or series of shares was derived directly or indirectly from one or any combination of: (i) real or immoveable properties situated in Canada; (ii) "Canadian resource properties" (as defined in the Tax Act); (iii) "timber resource properties" (as defined in the Tax Act); and (iv) options in respect of, or interests in, property described in the foregoing (i) to (iii). In certain circumstances set out in the Tax Act, Colliers Shares or New FSV Shares held by a particular Non-Resident Shareholder could be deemed to be "taxable Canadian property".

Generally, a Non-Resident Shareholder who realizes a capital gain on a disposition of Colliers Shares or New FSV Shares which constitute "taxable Canadian property" of the Non-Resident Shareholder and which is not exempt from tax under an applicable Tax Treaty will be subject to the tax treatment described in this section above under the heading "Shareholders Resident in Canada – Resident Shareholders Who Hold FirstService Shares, Other Than Dissenting Shareholders – Taxation of Capital Gains and Capital Losses". Under the U.S. Treaty, a capital gain realized on the disposition of Colliers Shares or New FSV Shares by a Non-Resident Shareholder that is a resident of the United States for the purposes of, and entitled to the benefits of, the U.S. Treaty generally will be exempt from tax under the Tax Act where at the time of disposition such shares, such shares do not derive their value principally from real property situated in Canada. Non-Resident Shareholders who will hold Colliers Shares and/or New FSV Shares as "taxable Canadian property" should consult with their own tax advisors.

Dissenting Non-Resident Shareholders

A Non-Resident Shareholder that exercises Dissent Rights (a "Dissenting Non-Resident Shareholder") will be deemed under the Arrangement to have transferred such holder's Dissenting Shares to FirstService for a dissent payment equal to the fair value of such shares. A Dissenting Non-Resident Shareholder generally will be deemed to have received a dividend in respect of shares of each class disposed of equal to the amount by which such payment for the particular class of shares (less the amount of any interest) exceeds the Paid-Up Capital of such shares. A deemed dividend received by a Dissenting Non-Resident Shareholder will be subject to Canadian withholding tax as described in this section above under the heading "Non-Resident Shareholders Who Hold FirstService Shares, other than Dissenting Shareholders – Dividends on Colliers Shares or New FSV Shares (Post-Arrangement)".

A Dissenting Non-Resident Shareholder will also realize a capital gain (or a capital loss) to the extent that the proceeds of disposition of shares of such class, as reduced by the amount of any deemed dividend as discussed above and net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of shares of such class to such Dissenting Non-Resident Shareholder immediately before the disposition. A Dissenting Non-Resident Shareholder generally will not be subject to income tax under the Tax Act in respect of any such capital gain provided such shares do not constitute "taxable Canadian property" to the Dissenting Non-Resident Shareholder. See this section above under the heading "Non-Resident Shareholders Who Hold FirstService Shares, other than Dissenting Shareholders – Dispositions of Colliers Shares or New FSV Shares (Post-Arrangement)" for a general discussion of the tax treatment of capital gains realized on shares which constitute "taxable Canadian property" to the Dissenting Non-Resident Shareholder.

Any interest paid to a Dissenting Non-Resident Shareholder will generally not be subject to Canadian withholding tax.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain anticipated material U.S. federal income tax considerations to U.S. Holders (as defined below) arising from and relating to the receipt of New FSV Shares pursuant to the Arrangement. This summary is for general information purposes only and does not purport to be a complete description of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the Arrangement to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.

No ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement to U.S. Holders. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

The information contained in this notice generally describes the application of certain existing U.S. federal income tax laws and regulations relating to the Arrangement. It does not constitute tax advice and does not purport to be complete or to describe the consequences that may apply to particular categories of Shareholders who exchange FirstService Shares for New FSV Shares in the Arrangement. You are urged to consult your tax advisor regarding the particular consequences of the Arrangement to you, including the applicability and effect of all U.S. federal, state and local and foreign tax laws.

This summary is based on the U.S. Code, Treasury Regulations, published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "U.S. Treaty") and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

INVESTORS ARE ADVISED TO CONSULT THEIR OWN U.S. TAX ADVISOR AS TO THE U.S. FEDERAL INCOME, U.S. STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE ARRANGEMENT IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES. EACH TAXPAYER IS HEREBY NOTIFIED TO THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS CIRCULAR IS NOT INTENDED OR WRITTEN TO BE RELIED UPON BY YOU FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE U.S. CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

U.S. Holders

For purposes of this summary, a "U.S. Holder" is a beneficial owner of FirstService Shares that, for U.S. federal income tax purposes, is: (a) an individual who is a citizen or resident of the U.S.; (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any state in the United States or the District of Columbia; (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income; or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

A "non-U.S. Holder" is a beneficial owner of FirstService Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the Arrangement to non-U.S. Holders. Accordingly, non-U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application and operation of any income tax treaties) of the Arrangement.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the Arrangement to U.S. Holders that are subject to special provisions under the U.S. Code, including the following U.S. Holders: (a) U.S. Holders that are tax exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the U.S. Code; (f) U.S. Holders that own FirstService Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that hold FirstService Shares other than as a capital asset within the meaning of Section 1221 of the U.S. Code; (h) U.S. Holders who are U.S. expatriates or former long-term residents of the United States or (i) U.S. Holders that own (directly, indirectly, or through application of certain constructive ownership rules) 10% or more of the total combined voting power of all classes of shares of FirstService entitled to vote. U.S. Holders that are subject to special provisions under the U.S. Code, including but not limited to U.S. Holders described immediately above, are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds FirstService Shares, the U.S. federal income tax consequences of the Arrangement to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences to U.S. Holders of any transactions that may be entered into prior to, concurrently with or subsequent to the Arrangement (regardless of whether any such transaction is undertaken in connection with the Arrangement), including, but not limited to, the following transactions: (a) any exercise of any option to acquire FirstService Shares and (b) any conversion of any stock option or other right to acquire FirstService Shares into a stock option or other right to acquire New FSV Shares.

U.S. Federal Income Tax Consequences of the Arrangement

The Arrangement will be effected under applicable provisions of Canadian corporate law, which are technically different from analogous provisions of U.S. corporate law. Therefore, the U.S. federal income tax consequences of certain aspects of the Arrangement are not certain. For purposes of the discussion below, it is assumed that: (i) the Arrangement will be treated, for U.S. federal income tax purposes, as resulting in a distribution of New FSV Shares to holders of FirstService Shares; and (ii) the amalgamation of FirstService and FCRESI to form Colliers will be treated as a tax-free statutory reorganization under section 368(a) of the U.S. Code.

Distribution of New FSV Shares

The deemed distribution of New FSV Shares to holders of FirstService Shares expected to result from the Arrangement is intended to qualify for nonrecognition of gain or loss (if any) under Section 355 of the U.S. Code. The requirements of Section 355 of the U.S. Code are highly complex and include both objective and subjective requirements, including requirements that (in addition to the Arrangement being treated as a distribution of the stock of New FSV Shares notwithstanding its form as a series of transactions other than a distribution): the transaction be effected for one or more corporate business purposes; the transaction not be used "principally as a device for the distribution of the earnings and profits" of FirstService or New FSV; and that both FirstService and New FSV continue to be engaged after the transaction in one or more trades or businesses actively conducted by FirstService or its subsidiaries throughout the 5-year period ending on the date of distribution.

FirstService believes that Section 355 of the U.S. Code should apply to the deemed distribution of New FSV Shares to holders of FirstService Shares. As indicated above, however, the characterization of the Arrangement for U.S. federal income tax purposes is complex and there is no certainty that the IRS or the Courts will agree with the intended treatment. Accordingly, each U.S. Holder is urged to consult its own tax advisor regarding the proper treatment of the Arrangement for U.S. federal income tax purposes.

Treatment if Section 355 of the U.S. Code Applies

If Section 355 of the U.S. Code applies to the deemed distribution of New FSV Shares to U.S. Holders of FirstService Shares, then, in general, no gain or loss will be recognized for U.S. federal income tax purposes by the U.S. Holders of FirstService Shares by reason of the receipt of said distribution. The U.S. Holders' former tax bases in the FirstService Shares will be allocated between those shares and the New FSV Shares received in proportion to their fair market values, and each U.S. Holder's holding period for the New FSV Shares received pursuant to the Arrangement will include the holding period of such holder for the FirstService Shares with respect to which such New FSV Shares are received. In the event that Section 355 of the U.S. Code applies, certain U.S. Holders of FirstService Shares will be subject to specific reporting and recordkeeping requirements imposed by Treasury regulations with respect to transactions within the scope of Section 355 of the U.S. Code. FirstService intends to provide U.S. Holders with the information required to satisfy such requirements.

Treatment if Section 355 of the U.S. Code Does Not Apply

If Section 355 of the U.S. Code does not apply, the deemed distribution of New FSV Shares to U.S. Holders of FirstService Shares will be taxable under the rules of Section 301 of the U.S. Code that are generally applicable to the distribution of property by a corporation to its shareholders. In that event, U.S. Holders will be required to include the fair market value of the New FSV Shares received pursuant to the Arrangement in gross income as a dividend to the extent of the current and accumulated "earnings and profits" of FirstService. To the extent the fair market value of the New FSV Shares exceeds FirstService's adjusted tax basis in such shares (as calculated for U.S. federal income tax purposes), the proposed Arrangement would generate additional earnings and profits for FirstService.

This dividend generally would constitute "Qualified Dividend Income" and would therefore be eligible for taxation at the preferential tax rates applicable to long-term capital gains if: (a) FirstService is a "qualified foreign corporation" (a "QFC"), as defined below; (b) the U.S. Holder receiving such dividend is an individual, estate or trust; and (c) such dividend is paid on FirstService Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date." FirstService generally will be a QFC if: (x) FirstService is eligible for the benefits of the U.S. Treaty; (y) FirstService is not a "passive foreign investment company" (a "PFIC") for either the taxable year of FirstService during which the dividend is considered to have been paid or for the preceding taxable year; and (z) FirstService is not treated as a PFIC with respect to the U.S. Holder receiving such dividend under the "once a PFIC, always a PFIC" rule discussed below.

FirstService believes that it is currently eligible for the benefits of the U.S. Treaty. As discussed below, FirstService believes that it was not a PFIC for 2014 and, based on current business plans and financial projections, does not expect to be a PFIC for 2015.

If FirstService is not a QFC, or if the other requirements in the preceding paragraph are not satisfied, the dividend arising from the distribution of New FSV Shares by FirstService to a U.S. Holder, including a U.S. Holder that is an individual, estate or trust, generally would be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules (including, in particular, the rules regarding QFC status and Qualified Dividend Income) are complex. Each U.S. Holder is urged to consult its own tax advisor with respect to such rules.

If Section 355 of the U.S. Code does not apply to the deemed distribution: (i) a U.S. Holder's initial tax basis in the New FSV Shares received pursuant to the Arrangement will be equal to the fair market value of such New FSV Shares on the date of distribution; and (ii) such U.S. Holder's holding period for the New FSV Shares received pursuant to the Arrangement will begin on the day after the date of distribution.

As noted above, FirstService believes that the distribution of the New FSV Shares to Shareholders should be treated as a distribution pursuant to Section 355 and not as a dividend; FirstService will report the transaction as an Organizational Action on Form 8937 and has no intention to calculate what the amount of the dividend were the distribution characterized as such. Therefore, if the distribution of the New FSV Shares was characterized as a dividend, then the expectation is that the dividend would equate the value of the New FSV Shares received. As FirstService can provide no assurance regarding the U.S. federal tax treatment of the Arrangement, U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement.

Dissenting U.S. Holders

A U.S. Holder that exercises the right to dissent from the Arrangement and is paid cash for all of such U.S. Holder's FirstService Shares generally will recognize gain or loss in an amount equal to the difference, if any, between: (a) the amount of cash received by such U.S. Holder in exchange for the FirstService Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income); and (b) the tax basis of such U.S. Holder in the FirstService Shares surrendered.

Such gain or loss should be characterized as a capital gain or loss, and, if the FirstService Shares have been held for more than one year by the U.S. Holder, such gain or loss should be classified as a long-term capital gain or loss. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to substantial limitations under the U.S. Code.

A U.S. Holder exercising dissent rights from the Arrangement will have a tax basis in the Canadian dollars received on the sale of FirstService Shares equal to such currency's U.S. dollar value determined at the "spot rate" on the date of payment. Any gain or loss realized by a U.S. Holder on a sale or other disposition of such Canadian dollars on a subsequent date (including the exchange of such currency for U.S. dollars) generally will be ordinary income or loss and generally will be U.S. source gain or loss.

Amalgamation of FirstService and FCRESI to form Colliers

The Arrangement should qualify as a tax-deferred exchange under Section 368(a) of the U.S. Code. Accordingly, no gain or loss should be recognized by a U.S. Holders on the amalgamation of FirstService and FCRESI to form Colliers.

Consequences of Holding and Disposing of FirstService (Colliers) Shares or New FSV Shares

Except as otherwise expressly indicated, the consequences described below are based on the assumption that none of the FirstService Shares, the Colliers Shares or the New FSV Shares will at any relevant time be considered shares in a PFIC.

Distributions on Colliers Shares or New FSV Shares (Post-Arrangement)

A U.S. Holder that receives a distribution, including a constructive distribution, on Colliers Shares or New FSV Shares after the Arrangement will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax paid whether directly or withheld from such distribution, but see section below entitled "Foreign Tax Credit Considerations") to the extent of the current and accumulated "earnings and profits" of the distributing corporation. To the extent (if at all) that a distribution exceeds the current and accumulated earnings and profits of the distributing corporation, such distribution will be treated: (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Colliers Shares or New FSV Shares, as applicable; and (b) thereafter, as gain from the sale or exchange of such shares. See more detailed discussion at "Disposition of the New FSV Shares" below.

If dividends paid by Colliers or New FSV constitute Qualified Dividend Income under the rules discussed above (see "U.S. Federal Income Tax Consequences of the Arrangement – Distribution of New FSV Shares" above), then, subject to the PFIC discussion below, such dividends generally will be eligible for taxation at the preferential tax rates applicable to long-term capital gains.

If dividends paid by Colliers or New FSV Shares do not constitute Qualified Dividend Income, such dividends will not be eligible for taxation at the preferential tax rates applicable to long-term capital gains.

Dividends Received Deduction

Dividends paid on Colliers Shares or New FSV Shares after the Arrangement generally will not be eligible for the "dividends received deduction". The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Sale, Exchange or Other Disposition of Colliers Shares or New FSV Shares

Subject to the PFIC discussion below, upon a sale, exchange or other disposition of Colliers Shares or New FSV Shares, a U.S. Holder generally will recognize gain or loss on the sale or other taxable disposition of Colliers Shares or New FSV Shares in an amount equal to the difference, if any, between: (a) the amount of cash plus the fair market value of any property received; and (b) such U.S. Holder's tax basis in the shares sold or otherwise disposed. Any such gain or loss generally will be capital gain or loss, which will generally be long-term capital gain or loss if the shares sold are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Colliers Shares or New FSV Shares generally will be treated as "U.S. source" for purposes of applying the U.S. foreign tax credit rules. For a more detailed discussion, see "Foreign Tax Credit Considerations" below.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the U.S. Code.

Foreign Tax Credit Considerations

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Colliers Shares or New FSV Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source". In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by both Colliers and New FSV generally should constitute "foreign source" income and generally should be categorized as "passive income".

The foreign tax credit rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the foreign tax credit rules.

Passive Foreign Investment Company (PFIC) Considerations

A foreign corporation held by a U.S. Holder will be a PFIC under Section 1297 of the U.S. Code for a taxable year of such foreign corporation if, for such taxable year: (a) 75% or more of its gross income for such taxable year is passive income ("income test"); or (b) on average, 50% or more of the assets held by such corporation during such year either produce passive income or are held for the production of passive income ("asset test"). For purposes of the asset test, assets will be measured by reference to their fair market values, provided that, for the relevant taxable year the foreign corporation: (i) is considered to be publicly traded; or (ii) is not a "controlled foreign corporation" (as defined in Section 957 of the U.S. Code) and does not elect to measure assets for these purposes by reference to their adjusted tax bases. Subject to certain exceptions, "passive income" includes, among other things, dividends, interest, rents, royalties, gains from the sale of stock or securities and gains from commodities transactions.

For purposes of applying the income and asset tests of Section 1297 of the U.S. Code to determine whether FirstService or New FSV was a PFIC in any given prior taxable year, FirstService or New FSV, as applicable, generally will be treated as if it owned its proportionate share of the assets, and received directly its proportionate share of the income, of each U.S. or foreign corporation in which it owns a 25%-or-greater interest, measured by value.

Although a foreign corporation's status as a PFIC or non-PFIC is generally determined on a year-by-year basis, a foreign corporation that is not a PFIC in a given taxable year under the rules of Section 1297 of the U.S. Code described above generally will be treated as a PFIC with respect to a U.S. Holder if: (1) such foreign corporation was a PFIC in any prior taxable year; and (2) such U.S. Holder's holding period for its shares includes any portion of such prior taxable year. This rule is referred to herein as the "once a PFIC, always a PFIC" rule.

If a foreign corporation is a PFIC, or is treated as a PFIC with respect to a U.S. Holder under the "once a PFIC, always a PFIC" rule described above, the following consequences will generally apply to the U.S. Holder under Section 1291 of the U.S. Code:

•	any gain recognized upon a sale or other disposition of stock in the foreign corporation, and certain "excess distributions" received with respect to such stock, will be allocated over the U.S. Holder's holding period for such shares. The portion of such gain or excess distribution that is allocated to the current year (or, potentially, certain prior years) will be treated as ordinary income in the current year;

•	any portion allocated to a prior year (and not treated as ordinary income in the current year) will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in such prior taxable year and also subject to an interest charge; and

•	any preferential rate for which such gain or excess distribution might otherwise qualify (e.g., under the rules applicable to long-term capital gains or qualified dividend income) will not be available.

Numerous additional rules may also apply, including extremely broad rules applicable to indirect dispositions and indirect excess distributions. U.S. Holders are encouraged to seek advice from their own tax advisors to determine whether there are any additional tax consequences under these circumstances.

FirstService does not believe that it or New FSV was a PFIC for 2014, and, based on current business plans and financial projections, does not expect that it, Colliers or New FSV will be a PFIC for 2015. Accordingly, FirstService anticipates that the PFIC rules would not result in Colliers or New FSV not being qualified foreign corporations for 2015 for purposes of the reduced qualified dividend rate discussed above. FirstService has made no determination as to whether Colliers or New FSV may be PFICs for any other taxable year.

The determination of whether FirstService, Colliers or New FSV may be PFICs for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether FirstService, Colliers or New FSV will be PFICs for 2015 or any subsequent year will depend on the income and assets of such corporation (and its subsidiaries) over the course of the entire taxable year and, as a result, cannot be predicted with certainty as of the date of this Circular. Accordingly, there can be no assurance that FirstService, Colliers or New FSV was not, is not or will not be a PFIC for any taxable year.

Medicare Tax

The Patient Protection and Affordable Care Act of 2010 generally imposes on certain U.S. resident individuals, trusts and estates a tax of 3.8% on the lesser of: (i) "net investment income"; or (ii) the excess of modified adjusted gross income over a threshold amount. Net investment income generally includes dividends, and net gains from the disposition of stock and other investments, unless such income or gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders are encouraged to consult with their tax advisors regarding the possible implications of this legislation on their ownership and disposition of FirstService Shares or New FSV Shares in light of such holders' individual circumstances.

Backup Withholding Tax and Information Reporting

Distributions, including the distribution of New FSV Shares pursuant to the Arrangement if such distribution does not qualify for non-recognition of gain or loss under Section 355 of the U.S. Code, within the U.S., or by a U.S. payor or U.S. middleman, generally will be subject to information reporting and backup withholding tax, currently at a rate of 28%, if a U.S. Holder: (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9); (b) furnishes an incorrect U.S. taxpayer identification number; (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax; or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes the required information to the IRS. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

RISK FACTORS

In addition to the risk factors set forth below, additional risk factors relating to FirstService's business are discussed in the 2014 Annual Information Form, which risk factors are incorporated herein by reference. In evaluating the Arrangement, Shareholders should carefully consider the risk factors set out below as well as the other information included and incorporated by reference herein.

Risks Relating to the Arrangement

Conditions Precedent and Required Approvals

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside FirstService's control, including receipt of the Final Order. At the hearing for the Final Order, the Court will consider whether to approve the Arrangement based on the applicable legal requirements and the evidence before the Court. Other conditions precedent which are outside of FirstService's control include, without limitation, the receipt of the Canadian Tax Ruling, the required Shareholder approvals and the approvals of the TSX and Nasdaq. There can be no certainty, nor can FirstService provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived. If certain approvals and consents are not received prior to the anticipated Effective Date, FirstService may decide to proceed nonetheless, or it may either delay or amend the implementation of all or part of the Arrangement, including possibly delaying the completion of the Arrangement in order to allow sufficient time to complete such matters. If the Arrangement is delayed or not completed, the market price of the FirstService Subordinate Voting Shares may be materially adversely affected.

Financing Arrangements

Each of FirstService (which will become Colliers) and New FSV has arranged, or is in the process of arranging, amended or new financing arrangements for its operations after the Arrangement becomes effective. FirstService believes that it will have effected appropriate new financing arrangements prior to the anticipated Effective Date. However, if such amended or new financings are not finalized prior to the anticipated Effective Date, FirstService may decide to proceed nonetheless, or it may either delay or amend the implementation of all or part of the Arrangement, in order to allow sufficient time to complete such new financings.

Pre-Arrangement Transactions

If the Arrangement is not completed as expected, there should be no material adverse consequences to FirstService in having commenced or completed all or any part of the Pre-Arrangement Transactions as described under the heading "The Arrangement – Pre-Arrangement Transactions" other than the taxes payable on certain inter-company investments between Colliers and New FSV which will be settled as a result of the Pre-Arrangement Transactions (with an impact on 2015 cash tax expense expected to be an increase of approximately US$725,000).

Value and Trading Price Following Completion of the Arrangement

Upon completion of the Arrangement: (i) the holders of FirstService Subordinate Voting Shares will become holders of Colliers Subordinate Voting Shares and New FSV Subordinate Voting Shares; and (ii) the holders of FirstService Multiple Voting Shares will become holders of Colliers Multiple Voting Shares and New FSV Multiple Voting Shares. Following the completion of the Arrangement, the respective businesses of New FSV and Colliers will differ (to varying degrees) from the business of FirstService as it existed immediately prior to the completion of the Arrangement, and their respective results of operations may be affected by factors different from those previously affecting FirstService's results of operations prior to the completion of the Arrangement. Therefore, events or circumstances that might have caused an increase or decrease in the value of the FirstService Subordinate Voting Shares or FirstService Multiple Voting Shares might not result in an increase or decrease, respectively, in the value of the Colliers Subordinate Voting Shares or New FSV Subordinate Voting Shares or Colliers Multiple Voting Shares or New FSV Multiple Voting Shares.

In addition, the trading prices of the Colliers Subordinate Voting Shares and New FSV Subordinate Voting Shares may be affected by factors different from those previously affecting the trading price of the FirstService Subordinate Voting Shares. The trading price of the Colliers Subordinate Voting Shares is expected to be lower following the Arrangement than the trading price of the FirstService Subordinate Voting Shares prior thereto, reflecting the division of the business of FirstService, and such price may fluctuate significantly for a period of time following the Arrangement. Moreover, the trading prices of the Colliers Subordinate Voting Shares and New FSV Subordinate Voting Shares, taken together, may also be less than, equal to or greater than the trading price of the FirstService Subordinate Voting Shares prior to the Arrangement.

Market for New FSV Subordinate Voting Shares; Selling of Shares

Currently, there is no public market for the New FSV Subordinate Voting Shares and there can be no assurance as to the price at which trading in these shares will occur after the completion of the Arrangement.

Upon the establishment of a public market for the New FSV Subordinate Voting Shares in connection with the Arrangement, there may be Shareholders who wish to sell their New FSV Subordinate Voting Shares or their Colliers Subordinate Voting Shares. Some Shareholders may determine that they do not wish to have an investment solely in the post-Arrangement business of Colliers or New FSV, as applicable. In addition, some Shareholders may be subject to investment restrictions which preclude them from holding New FSV Subordinate Voting Shares or Colliers Subordinate Voting Shares, while other Shareholders may elect to sell for different reasons. If there are a significant number of sellers of New FSV Subordinate Voting Shares or Colliers Subordinate Voting Shares without a corresponding number of buyers, the trading price of those shares could decline and such decline could be material.

Indemnification Obligations

In connection with the Arrangement, FirstService and New FSV have entered into the Arrangement Agreement which contains a number of representations, warranties and covenants of those parties, including agreement by each of those parties to indemnify and hold harmless the other party against any loss suffered or incurred resulting from a breach of certain tax-related covenants. One of these covenants is that each party will not perform any act or enter into any transaction or permit any transaction within its control to occur that could reasonably be considered to interfere or be inconsistent with the Tax Ruling and Opinion. Another of these covenants is that each of FirstService (which will then be Colliers) and New FSV, for a period of three years after the Effective Date, will not (and that it will cause its subsidiaries to not) take any action, omit to take any action or enter into any transaction that could cause the Arrangement or any transaction contemplated by the Arrangement Agreement to be taxed in a manner inconsistent with that provided for in the Tax Ruling and Opinion. With respect to Canadian income taxation, in addition to various transactions that the respective parties are prohibited from undertaking prior to and after the implementation of the Arrangement, after the implementation of the Arrangement, neither Colliers nor New FSV will be permitted to dispose of or exchange property having a fair market value greater than 10% of the fair market value of its property or, among other things, undergo an acquisition of control without severe adverse tax consequences where such disposition or control acquisition is, for Canadian tax purposes, part of the "series of transactions or events" that includes the Arrangement, except in limited circumstances.

In connection with the Arrangement, FirstService and New FSV are expected to enter into the Transitional Services and Separation Agreement, pursuant to which: (i) New FSV will generally agree to indemnify FirstService (which will become Colliers) and its affiliates from and against any liabilities associated with, among other things, the post-Arrangement assets and businesses of New FSV, whether relating to the period, or arising, prior to or after the Effective Time; and (ii) FirstService (which will become Colliers) will generally agree to indemnify New FSV and its affiliates from and against any liabilities associated with, among other things, the assets to be owned by Colliers or any affiliate of Colliers and the businesses to be carried on by Colliers or any affiliate of Colliers after the Effective Time, whether relating to the period, or arising, prior to or after the Effective Time.

Any indemnification claim against FirstService or New FSV pursuant to the provisions of the Arrangement Agreement or Transitional Services and Separation Agreement could be substantial, may not be able to be satisfied and may have a material adverse effect upon FirstService (which will become Colliers) or New FSV, as applicable.

Canadian Tax Considerations

The Canadian Tax Ruling requested from the CRA requires, among other things, that the Arrangement complies with all of the requirements of the public company "butterfly reorganization" rules in Section 55 of the Tax Act. Although the Arrangement is structured to comply with these rules, there are certain requirements of these rules that depend on events occurring after the Arrangement is completed or that may not be within the control of FirstService, Colliers or New FSV. See "Certain Legal and Regulatory Matters – Tax Ruling and Opinion". If these requirements are not met, FirstService (which will become Colliers) and/or New FSV would recognize a taxable gain in respect of the Arrangement. If incurred, tax liabilities could be substantial and could have a material effect on the financial position of FirstService (or Colliers) and/or New FSV, as applicable. In addition, if such requirements are not met due to an act of FirstService (which will become Colliers) or New FSV, FirstService (or Colliers) or New FSV, as applicable, would generally be required to indemnify the other party under the Arrangement Agreement. See "The Arrangement – Arrangement Agreement".

U.S. Tax Considerations

The tax treatment of the Arrangement is dependent on, among other things, the Arrangement complying with all of the requirements pursuant to Section 355 of the U.S. Code. If either FirstService, Colliers or New FSV is a PFIC for U.S. federal income tax purposes, a Shareholder that is a U.S. person may suffer adverse U.S. federal income tax consequences, including with respect to the receipt of New FSV Shares pursuant to the Arrangement and the ownership of such shares and the Colliers Shares following the Arrangement. See "Certain U.S. Federal Income Tax Considerations – Passive Foreign Investment Company (PFIC) Considerations". No tax ruling has been received from the authorities in the United States in respect of tax consequences of the Arrangement.

Costs of the Arrangement

There are certain costs related to the Arrangement, such as those for legal, accounting and financial advisory services and the Fairness Opinion, that must be paid even if the Arrangement is not completed. There are also opportunity costs associated with the diversion of Management attention away from the conduct of business in the ordinary course.

Diversification

The three operating divisions of FirstService, Commercial Real Estate Services (Colliers International), Residential Real Estate Services (FirstService Residential) and Property Services (FirstService Brands), have businesses that operate in different industries and have different geographical markets. FirstService currently benefits from the industry and geographical diversification resulting from its ownership and operation of all of these businesses. The Arrangement will separate the ownership and operation of these businesses. Accordingly, this separation will result in reduced diversification which, in turn, will exacerbate the risks to each of the businesses of the cyclicality associated with its particular industry as well as the other risks associated with the particular industries or the particular places in which they operate.

Risks Relating to FirstService and Colliers

Whether or not the Arrangement is completed, FirstService (or, following the Arrangement, Colliers) will continue to face many of the risks that it currently faces with respect to its business and affairs. Certain of these risk factors have been disclosed in the 2014 Annual Information Form on pages 17 to 20 thereof under the heading "Risk factors". The 2014 Annual Information Form has been filed on SEDAR at www.sedar.com and, upon request to the Chief Financial Officer of FirstService at 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4, Phone 416-960-9500, Facsimile: 416-960-5333, a Shareholder will be provided with a copy of the 2014 Annual Information Form without charge.

Shareholders should understand that if the Arrangement Resolution is approved at the Meeting and the Arrangement is completed, Shareholders will hold both shares of Colliers and New FSV. Accordingly, a Shareholder will become a shareholder of New FSV and will remain a shareholder of FirstService (which will then be Colliers) and will be subject to all of the risks associated with the operations of Colliers and New FSV and the industries in which such corporations operate. With respect to Colliers, those risks include the risk factors set forth in FirstService's 2014 Annual Information Form as described above and, with respect to New FSV, see "Risks Relating to New FSV" below.

Risks Relating to New FSV

For a complete discussion of the risk factors relating to the business of New FSV following the completion of the Arrangement, please see Appendix "I" and the Management's Discussion and Analysis set out in Appendix "K" to this Circular.

GENERAL PROXY MATTERS

Solicitation of Proxies

The form of proxy accompanying this Circular is being solicited on behalf of Management in connection with the Meeting. The solicitation of proxies will be primarily by mail, but some proxies may be solicited by newspaper publication, personal interviews, email, telephone or facsimile communication by directors, officers or employees (or representatives thereof) of FirstService, who will not be specifically compensated therefor, or agents of FirstService who will be specifically compensated therefore. FirstService has engaged Kingsdale as proxy solicitation agent and will pay a fixed fee of $50,000 to Kingsdale for the proxy solicitation service in addition to certain out-of-pocket expenses. FirstService may also reimburse brokers and other persons holding FirstService Shares in their name or in the name of nominees for their costs incurred in sending proxy materials to their principals in order to obtain their proxies. Holders of FirstService Subordinate Voting Shares who have any questions in regards to the Meeting or require assistance with voting may contact Kingsdale, by: (i) telephone, toll-free in North America at 1-866-581-0506 or at 416-867-2272 outside of North America; (ii) facsimile to 416-867-2271 or, toll-free in North America, to 1-866-545-5580; (iii) mail to The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, Canada M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com. All costs of the solicitation will be borne, directly or indirectly, by FirstService. The address of the registered office of FirstService is 1140 Bay Street, Suite 4000, Toronto, Ontario, Canada M5S 2B4.

FirstService is not sending this Circular and related Meeting materials directly to non-objecting beneficial owners under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

Information For Non-Registered Shareholders

Holders of FirstService Shares who are Non-Registered Shareholders

Subject to applicable laws, the only Shareholders entitled to vote at the Meeting are Registered Shareholders. However, FirstService Shares of the majority of Shareholders are not held in their own name, but rather are registered in the name of nominee accounts (the "Non-Registered Shareholders"), usually The Canadian Depository for Securities Limited ("CDS"). CDS acts as clearing agent for brokers and other intermediaries (the "Intermediaries") who, in turn, act on behalf of the holders of FirstService Shares.

As a result, Non-Registered Shareholders can only exercise their rights as beneficial owners of FirstService Shares through CDS or a participant in the CDS depository service. This means that in order for Non-Registered Shareholders to exercise their rights to vote their FirstService Shares at the Meeting, they must provide voting instructions to the Registered Shareholder.

If Non-Registered Shareholders wish to vote their FirstService Shares, they must carefully review and follow the voting instructions provided by their Intermediary.

Delivery of Voting Instructions by Non-Registered Shareholders

Applicable regulatory policies require Intermediaries to seek voting instructions from Non-Registered Shareholders in advance of shareholder meetings. Each Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure their FirstService Shares are voted at the Meeting. Generally, Non-Registered Shareholders who receive meeting materials will be given either:

(a)	a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of FirstService Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. This form of proxy need not be signed by the Non-Registered Shareholder. In this case, the Non-Registered Shareholder who wishes to submit a proxy should complete the rest of the form of proxy and deliver the proxy in accordance with the instructions provided by the Intermediary; or

(b)	a voting instruction form which must be completed and signed by the Non-Registered Shareholder in accordance with the directions on the voting instruction form and returned to the Intermediary or its service company. In some cases, the completion of the voting instruction form by telephone, the internet or facsimile is permitted.

The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the FirstService Shares that they beneficially own. These procedures do not permit a Non-Registered Shareholder to vote FirstService Shares in person at a Meeting.

Voting in Person by Non-Registered Shareholders

A Non-Registered Shareholder who receives a form of proxy or a voting instruction form and wishes to vote at the Meeting in person should strike out the names of the persons designated in the form of proxy and insert the Non-Registered Shareholder's name in the blank space provided or, in the case of a voting instruction form, follow the corresponding directions on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

Appointment of Proxyholder

The individuals specified as proxyholders in the enclosed form of proxy are representatives of Management and are directors and/or officers of FirstService. A Shareholder may, by properly marking, executing and depositing the accompanying form of proxy, appoint as proxyholder the individuals named in the accompanying form of proxy, or some other individual or entity, who need not be a Shareholder. This latter right may be exercised by striking out the names of the designated individuals and inserting the name of such other proxyholder in the blank space provided in the enclosed form of proxy or by completing another proxy in proper form. The proxyholder may attend and act for the Shareholder at the Meeting and any adjournment(s) or postponement(s) thereof.

Execution and Deposit of Proxy

If a Shareholder is an individual, the form of proxy must be executed by the Shareholder or a duly authorized attorney of the Registered Shareholder. If a Shareholder is a corporation or other form of entity, the form of proxy must be executed by a duly authorized attorney or officer of the corporation or other form of entity. Where a form of proxy is executed by an attorney or officer of a corporation or other form of entity, the authorizing documents (or notarized copies thereof) should accompany the form of proxy. To be valid, an executed form of proxy must be received at the offices of TMX Equity Transfer Services, 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1, if sent by facsimile, to 416-595-9593, or if by such other method as is identified in the form of proxy, in accordance with the instructions set out in the form of proxy, in any case, not later than 4:00 p.m. (Toronto time) on Friday, April 17, 2015 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice.

The execution or exercise of a proxy does not constitute a written objection to the Arrangement Resolution for the purposes of Section 185 of the OBCA. For information on exercising Dissent Rights, see "Dissenting Shareholders' Rights".

Manner Proxies Will Be Voted

The FirstService Shares represented by the accompanying form of proxy will be voted or be withheld from voting, as the case may be, on any ballot that may be called for at the Meeting and, subject to the provisions of the OBCA, where a choice is specified in respect of any matter to be acted upon, will be voted in accordance with the specification made. If a Shareholder does NOT specify how to vote on a particular matter, the proxyholder is entitled to vote the FirstService Shares as he or she sees fit. Please note that if a completed form of proxy does not specify how to vote on any particular matter, and if a Shareholder has authorized either of the individuals named therein to act as proxyholder (by leaving the line for the proxyholder's name blank on the form of proxy), your FirstService Shares will be voted at the Meeting as follows:

•	FOR the election of the nine nominees to the board of directors of FirstService, those nominees being the nine current directors of FirstService;

•	FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants and Licensed Public Accountants, as independent auditors of FirstService and to authorize the Board to fix the auditors' remuneration;

•	FOR approving the amendment to the FirstService Stock Option Plan to increase the maximum number of FirstService Subordinate Voting Shares reserved for issuance pursuant to the exercise of FirstService Stock Options granted thereunder;

•	FOR approving the Arrangement Resolution; and

•	FOR approving the New FSV Stock Option Plan Resolution.

See "Annual Meeting Matters", "The Arrangement" and "Other Arrangement Matters to be Acted Upon". If any other matters properly arise at the Meeting that are not described in the Notice of Meeting, or if any amendments are proposed to the matters described in the Notice of Meeting, a proxyholder is entitled to vote the FirstService Shares as he or she sees fit. The Notice of Meeting sets out all the matters to be determined at the Meeting that are known to Management as of March 16, 2015.

Revocability of Proxy

A Shareholder giving a proxy has the power to revoke it. Such revocation may be made by the Shareholder attending the Meeting, duly executing another form of proxy bearing a later date and depositing it before the specified time, or may be made by written instrument revoking such proxy executed by the Shareholder or by his or her attorney authorized in writing and deposited either at the registered office of FirstService at any time up to and including the last Business Day preceding the day of the Meeting or any adjournment thereof, or with the Chair of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law. If such written instrument is deposited with the Chair of the Meeting on the day of the Meeting or any adjournment thereof, such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

Quorum

The by-laws of FirstService and the Interim Order each provide that the presence of any two Shareholders entitled to vote at the Meeting, whether present in person or represented by proxy, constitutes a quorum. If a quorum is present at the opening of the Meeting, the Shareholders present or represented by proxy may proceed with the business of the Meeting, notwithstanding that a quorum is not present throughout the Meeting.

Voting of FirstService Shares

As at March 16, 2015, FirstService has outstanding 34,644,911 FirstService Subordinate Voting Shares (having 56.5% of the total votes attached to all FirstService Shares) and 1,325,694 FirstService Multiple Voting Shares (having 43.5% of the total votes attached to all FirstService Shares). Only those Shareholders of record on the Record Date are entitled to vote their FirstService Shares at the Meeting or any adjournment(s) thereof. The Record Date was fixed by the Board and has been confirmed by the Court in the Interim Order.

Voting at the Meeting will be by show of hands, except with respect to the Arrangement Resolution or where a ballot is demanded by a Shareholder or proxyholder entitled to vote at the Meeting. Each Shareholder will be entitled to vote with respect to such number of FirstService Shares shown as registered in his, her or its name on the list of Shareholders as of the Record Date prepared by FirstService, which list is available for inspection by Shareholders at the Meeting or, after the 10th day following the Record Date, during usual business hours at the registered office of FirstService or the office of the registrar and transfer agent of the FirstService Subordinate Voting Shares and/or FirstService Multiple Voting Shares.

LEGAL AND FINANCIAL MATTERS

Certain legal matters relating to the Arrangement are to be passed upon on behalf of FirstService by Fogler, Rubinoff LLP (regarding Canadian corporate and securities law matters), Wilson & Partners LLP, a law firm affiliated with PricewaterhouseCoopers LLP (regarding Canadian federal tax law matters) and Olshan Frome Wolosky LLP (regarding U.S. federal securities law matters). As of March 16, 2015, the partners and associates of each of Fogler, Rubinoff LLP, Wilson & Partners LLP, and Olshan Frome Wolosky LLP each beneficially owned, directly or indirectly, less than one percent of the outstanding securities of any class or series of FirstService.

The Board retained William Blair to prepare the Fairness Opinion, which states that, in the opinion of William Blair, as of March 16, 2015, the consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders. The Fairness Opinion is subject to the assumptions, limitations and qualifications contained therein and should be read in its entirety. A copy of the Fairness Opinion is contained in Appendix "D". As of March 16, 2015, William Blair and each of its designated professionals beneficially owned, directly or indirectly, less than one percent of the outstanding securities of any class or series of FirstService.

ADDITIONAL INFORMATION

Additional information relating to FirstService is available on SEDAR at www.sedar.com. Financial information relating to FirstService is provided in FirstService's annual consolidated financial statements for the year ended December 31, 2014 and the related management's discussion and analysis. A copy of the following documents may be obtained, without charge, upon request to the Chief Financial Officer of FirstService at 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4, Phone 416-960-9500, Facsimile: 416-960-5333: (a) the 2014 Annual Information Form together with any document, or the pertinent pages of any document, incorporated by reference therein; (b) the annual consolidated financial statements of FirstService for the year ended December 31, 2014 together with the accompanying report of the auditors thereon, any interim consolidated financial statements of FirstService for periods subsequent to December 31, 2014 and the related management's discussion and analysis therefor; and (c) this Circular.

CONTACTING THE BOARD

Shareholders, employees and other interested parties may communicate directly with the Board through the Chair of the Board by writing to:

Chair of the Board

FirstService Corporation

1140 Bay Street, Suite 4000

Toronto, Ontario, Canada

M5S 2B4

GENERAL

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if matters not now known to Management should come before the Meeting, shares represented by proxies solicited by Management will be voted on each such matter in accordance with the best judgement of the nominees voting same. The contents and the sending of the Notice of Meeting and this Circular have been approved by the Board.

By Order of the Board

DOUGLAS G. COOKE

Corporate Secretary

March 16, 2015

CONSENTS

Consent of Wilson & Partners LLP

We consent to the references to our name and opinion under "Certain Canadian Federal Income Tax Considerations" and to our name under "Legal and Financial Matters" in the Notice of Annual and Special Meeting of Shareholders and Management Information Circular of FirstService Corporation dated March 16, 2015 with respect to a Plan of Arrangement involving FirstService Corporation, its shareholders, New FSV Corporation, FSV Holdco ULC and FirstService Commercial Real Estate Services Inc.

Toronto, Ontario March 16, 2015	(Signed) Wilson & Partners LLP

Consent of William Blair

We consent to the references to our name and fairness opinion dated March 11, 2015 under "Table of Contents", "Glossary of Terms", "The Arrangement – Background to the Arrangement", "The Arrangement – Fairness Opinion" and "Legal and Financial Matters" in the Notice of Annual and Special Meeting of Shareholders and Management Information Circular of FirstService Corporation dated March 16, 2015 with respect to a Plan of Arrangement involving FirstService Corporation, its shareholders, New FSV Corporation, FSV Holdco ULC and FirstService Commercial Real Estate Services Inc. and to the inclusion of a copy of our fairness opinion as Appendix "D" to the Management Information Circular. In providing such consent, we do not intend that any person other than the Board of Directors of FirstService Corporation rely upon the Fairness Opinion.

Chicago, Illinois March 16, 2015	(Signed) William Blair & Company, L.L.C.

APPENDIX "A"

ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.	the arrangement (the "Arrangement") under Section 182 of the Business Corporations Act (Ontario) (the "OBCA") involving FirstService Corporation ("FirstService"), as more particularly described and set forth in the Management Information Circular (the "Circular") of FirstService dated March 16, 2015 (as the Arrangement may be, or may have been, amended, modified or supplemented in accordance with the terms of the arrangement agreement dated March 11, 2015 among FirstService, New FSV Corporation, FSV Holdco ULC and FirstService Commercial Real Estate Services Inc. (the "Arrangement Agreement") or the Plan of Arrangement (as defined below)), is hereby authorized, approved and adopted;

2.	the plan of arrangement (the "Plan of Arrangement") involving FirstService and implementing the Arrangement, the full text of which is set out in Schedule "A" to Appendix "C" to the Circular (as the Plan of Arrangement may be, or may have been, amended, modified or supplemented in accordance with its terms or the terms of the Arrangement Agreement), is hereby authorized, approved and adopted;

3.	the Arrangement Agreement, and all the transactions contemplated therein, together with the actions of the directors of FirstService in approving the Arrangement and the actions of the directors and officers of FirstService in executing and delivering the Arrangement Agreement, together with any amendments, modifications or supplements thereto, are hereby ratified and approved;

4.	each of the Pre-Arrangement Transactions (including the FCRESI Arrangements), the Standstill Agreement, the Transitional Services and Separation Agreement and the FirstService MSA (as each of the foregoing terms is defined in the Arrangement Agreement) is hereby authorized and approved and adopted, or ratified and approved, as the case may be, and, in accordance with the Transitional Services and Separation Agreement, each of the entering into of the New FSV MSA (as such term is defined in the Arrangement Agreement) and the amendment and restatement of the FirstService MSA (which will thereafter be referred to as the Colliers MSA (as such term is defined in the Arrangement Agreement)) is hereby authorized, approved and adopted;

5.	FirstService is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (the "Court") to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, amended, modified, or supplemented to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, as applicable);

6.	notwithstanding that these resolutions have been passed (and the Arrangement approved) by the shareholders of FirstService or that the Arrangement has been approved by the Court, the directors of FirstService are hereby authorized and empowered, at their discretion and without further notice to, or approval of, the shareholders of FirstService: (a) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, as applicable; and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and/or any related transactions;

7.	any one or more directors or officers of FirstService are hereby authorized and directed for and on behalf and in the name of FirstService to execute, whether under the corporate seal of FirstService or otherwise, and to deliver for filing with the Director under the OBCA, articles of arrangement and such other documents as such director(s) or officer(s) determine may be necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement (including, but not limited to, the FCRESI Arrangements, the Standstill Agreement, the Transitional Services and Separation Agreement, the New FSV MSA and the Colliers MSA), such determination to be conclusively evidenced by the execution and delivery by such director(s) or officer(s) of such articles of arrangement and any such other documents; and

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8.	any one or more directors or officers of FirstService are hereby authorized, for and on behalf and in the name of FirstService, to execute, whether under the corporate seal of FirstService or otherwise, and deliver all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as such director(s) or officer(s) may determine to be necessary, desirable or useful for the purpose of giving effect to these resolutions, the completion of the Arrangement, the Arrangement Agreement and the Plan of Arrangement in accordance with the terms of the Arrangement Agreement (including, but not limited to, the FCRESI Arrangements, the Standstill Agreement, the Transitional Services and Separation Agreement, the New FSV MSA and the Colliers MSA), such determination to be conclusively evidenced by the execution and delivery by such director(s) or officer(s) of any such agreement, form, waiver, notice, certificate, confirmation or other document and instrument or the doing of any such act or thing.

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APPENDIX "B"

NEW FSV STOCK OPTION PLAN RESOLUTION

BE IT RESOLVED THAT:

1.	the stock option plan (the "New FSV Stock Option Plan"), substantially in the form attached as Appendix "G" to the Management Information Circular (the "Circular") of FirstService Corporation ("FirstService") dated March 16, 2015, is hereby authorized, approved and ratified as the stock option plan for New FSV Corporation ("New FSV"), with New FSV to be renamed "FirstService Corporation" pursuant to the arrangement under Section 182 of the Business Corporations Act (Ontario) involving FirstService, its shareholders, New FSV, FSV Holdco ULC and FirstService Commercial Real Estate Services Inc.; and

2.	any one or more directors or officers of FirstService or New FSV is hereby authorized and directed for and on behalf and in the name of FirstService or New FSV, as applicable, to execute, whether under the corporate seal of FirstService or New FSV or otherwise, and to deliver all such agreements, forms, notices and other documents and instruments and to do or cause to be done all such other acts and things as such director(s) or officer(s) may determine to be necessary, desirable or useful for the purpose of giving effect to this resolution, such determination to be conclusively evidenced by the execution and delivery by such director(s) or officer(s) of any such agreement, form, notice or other document and instrument or the doing of any such act or thing.

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APPENDIX "C"

ARRANGEMENT AGREEMENT (INCLUDING PLAN OF ARRANGEMENT)

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of the 11th day of March, 2015

AMONG:

FIRSTSERVICE CORPORATION, a corporation existing pursuant to the laws of the Province of Ontario ("FirstService")

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NEW FSV CORPORATION, a corporation existing pursuant to the laws of the Province of Ontario ("New FSV")

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FSV HOLDCO ULC, an unlimited liability company existing pursuant to the laws of the Province of British Columbia ("FSV Holdco")

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FIRSTSERVICE COMMERCIAL REAL ESTATE SERVICES INC., a corporation existing pursuant to the laws of the Province of Ontario ("FCRESI")

WHEREAS:

A.	the business of FirstService consists of the following three divisions: (i) the "Colliers International" commercial real estate services division; (ii) the "FirstService Residential" residential real estate services division; and (iii) the "FirstService Brands" property services division;

B.	FirstService wishes to separate and spin-off its "FirstService Residential" residential real estate services division and "FirstService Brands" property services division, and the assets and liabilities respectively referable to such divisions, into a separate public company, by means of the Pre-Arrangement Transactions (as defined below) and the Arrangement (as defined below);

C.	New FSV has been incorporated in order to facilitate and participate in the Arrangement;

D.	FSV Holdco and FCRESI, both Subsidiaries (as defined below) of FirstService, have agreed to participate in the Arrangement;

E.	the Parties (as defined below) will participate in a series of transactions for the separation and reorganization of the assets and liabilities of FirstService, such that: (i) FSV Holdco will hold the "FirstService Residential" residential real estate services division and "FirstService Brands" property services division of FirstService, and the assets and liabilities respectively referable to such divisions, and will, under the Plan of Arrangement (as defined below), become a wholly-owned Subsidiary of New FSV and dissolve and wind-up into New FSV, and New FSV will change its name to "FirstService Corporation"; (ii) FCRESI will (outside of the Arrangement) become a wholly-owned Subsidiary of FirstService; and (iii) FirstService will, outside of FSV Holdco and through FCRESI, continue to hold the "Colliers International" commercial real estate services division, and the assets and liabilities referable to such division, and will, under the Plan of Arrangement, amalgamate with FCRESI to form a corporation that will be named "Colliers International Group Inc."; and

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F.	the Board (as defined below) has reviewed the terms and conditions of the Arrangement and, for the reasons set out in the Meeting Materials (as defined below), has unanimously concluded that the Arrangement is in the best interests of FirstService and is fair and reasonable to FirstService and the holders of FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares (as such terms are defined below), each taken separately as a class;

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration now paid by each of the Parties to the others of them, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Parties hereby covenant and agree as follows:

Article 1

INTERPRETATION

1.1                Definitions. In this Agreement, including the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, the following terms have the following meanings, respectively:

(a)	"Affiliate" means, in respect of any Person, another Person if: (i) one of them is the Subsidiary of the other; or (ii) each of them is Controlled by the same Person;

(b)	"Agreed Amount" has the meaning ascribed to such term in Section 6.4;

(c)	"Agreement" means this Arrangement Agreement and all schedules attached to this Arrangement Agreement, all as amended, supplemented or restated from time to time;

(d)	"Applicable Law" means in respect of any Person: (i) any applicable domestic or foreign law, including any statute, subordinate legislation or treaty; and (ii) any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law;

(e)	"Arrangement" means the arrangement under Section 182 of the OBCA on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement or the Plan of Arrangement, or made at the direction of the Court;

(f)	"Arrangement Resolution" means the special resolution approving the Plan of Arrangement to be considered at the Meeting, to be substantially in the form and content attached as Appendix "A" to the Circular;

(g)	"Articles of Arrangement" means the articles of arrangement of FirstService in respect of the Arrangement, to be filed with the Director after the Final Order is made, which shall include the Plan of Arrangement;

(h)	"Board" means the board of directors of FirstService as constituted from time to time;

(i)	"Business Day" means a day, other than a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario, Canada, when banks are generally open for the transaction of business in Toronto, Ontario, Canada;

(j)	"Canadian Tax Ruling" means the advance income tax rulings received from the CRA with respect to certain Canadian federal income tax consequences in respect of the Pre-Arrangement Transactions, the Arrangement and certain other transactions and includes any replacements thereof and amendments and supplements thereto received or anticipated to be received from the CRA, in form and substance satisfactory to FirstService, in its sole discretion;

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(k)	"Canadian Tax Ruling Application" means the advance income tax rulings application and related submissions made by Wilson & Partners LLP, a law firm affiliated with PricewaterhouseCoopers LLP, on behalf of FirstService, New FSV and Jayset Capital Corp., as same may be revised, supplemented, modified or replaced at the request of FirstService, New FSV and/or Jayset Capital Corp., seeking the Canadian Tax Ruling;

(l)	"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director, pursuant to subsection 183(2) of the OBCA, in order to give effect to the Articles of Arrangement;

(m)	"Circular" means the management information circular of FirstService relating to, among other things, the Arrangement, including all appendices and schedules thereto, and any information incorporated by reference therein, to be sent to the FirstService Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time;

(n)	"Claim" means any act, omission or state of facts, or any demand, action, suit, proceeding, claim, assessment, judgment, settlement or other compromise relating thereto, which may give rise to a right of indemnification under Article 6;

(o)	"Claim Notice" has the meaning ascribed to such term in subsection 6.3(a);

(p)	"Claimed Amount" has the meaning ascribed to such term in Section 6.4;

(q)	"Colliers" means the corporation governed by the OBCA continuing following the amalgamation of FirstService and FCRESI pursuant to the Plan of Arrangement;

(r)	"Colliers MSA" means the FirstService MSA, as required to be amended and restated among Colliers, Jayset Capital Corp. and Jay S. Hennick in accordance with the terms of the Transitional Services and Separation Agreement, pursuant to which FirstService (and following the Effective Time, Colliers) will continue to receive the various management and other services being provided by Jayset Capital Corp. to FirstService in respect of the "Commercial Real Estate Services" division of FirstService pursuant to the FirstService MSA;

(s)	"Colliers Multiple Voting Shares" means the Multiple Voting Shares in the capital of Colliers (which were previously FirstService New Multiple Voting Shares and which became Multiple Voting Shares in the capital of Colliers pursuant to the amalgamation of FirstService and FCRESI under the Plan of Arrangement);

(t)	"Colliers Stock Option Plan" means the FirstService Stock Option Plan which becomes the stock option plan of Colliers pursuant to the amalgamation of FirstService and FCRESI under the Plan of Arrangement;

(u)	"Colliers Subordinate Voting Shares" means the Subordinate Voting Shares in the capital of Colliers (which were previously FirstService New Subordinate Voting Shares and which became Subordinate Voting Shares in the capital of Colliers pursuant to the amalgamation of FirstService and FCRESI under the Plan of Arrangement);

(v)	"Control" means, when applied to a relationship between two Persons, that a Person (the "first Person") is considered to control another Person (the "second Person") if: (i) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities, interests or contractual rights of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, or a majority of any other Persons who have the right to manage or supervise the management of the business and affairs of the second Person, unless that first Person holds the voting securities only to secure a debt or similar obligation; (ii) the second Person is a partnership, other than a limited partnership, and the first Person, together with any Person Controlled by the first Person, holds more than 50% of the interests (measured by votes or by value) of the partnership; or (iii) the second Person is a limited partnership and the general partner of the limited partnership is the first Person or any Person Controlled by the first Person, and the term "Controlled" has a corresponding meaning;

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(w)	"Court" means the Ontario Superior Court of Justice;

(x)	"CRA" means the Canada Revenue Agency, and any successor Governmental Authority thereto;

(y)	"Direct Claim" means any Claim by an Indemnified Person against an Indemnifying Party;

(z)	"Director" means the Director appointed pursuant to Section 278 of the OBCA;

(aa)	"Dissent Rights" means the right of a registered FirstService Shareholder to dissent in respect of the Arrangement pursuant to the procedures set forth in Section 185 of the OBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and any other order of the Court;

(bb)	"Effective Date" means the date shown on the Certificate of Arrangement (being the effective date of the Arrangement);

(cc)	"Effective Time" means 12:01 a.m. (Toronto, Ontario local time) on the Effective Date;

(dd)	"Encumbrance" means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or right of any third party to acquire or restrict the use of property;

(ee)	"Excess" has the meaning ascribed to such term in Section 6.6;

(ff)	"Fairness Opinion" means an opinion of William Blair & Company, L.L.C. to be dated on or about the date of this Agreement which is addressed to the Board and provides that the consideration to be received by the FirstService Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such FirstService Shareholders, and is otherwise in a form acceptable to the Board;

(gg)	"FCRESI Arrangements" means the arrangements entered into between FirstService and one or more shareholders and/or optionholders of FCRESI (other than FirstService) and/or under the FCRESI Governance Agreement pursuant to which FirstService will acquire (outside and not as part of the Plan of Arrangement) all of the issued and outstanding shares (and options to acquire shares) of FCRESI it does not own for consideration consisting of FirstService New Subordinate Voting Shares and/or cash and, following the effectiveness of which, FCRESI will be a wholly-owned Subsidiary of FirstService;

(hh)	"FCRESI Governance Agreement" means the amended and restated governance and support agreement made as of the 7th day of August, 2012 between FCRESI and FirstService;

(ii)	"Final Order" means the final order of the Court approving the Arrangement, as such order may be amended or varied at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended, with or without variation, on appeal;

(jj)	"FirstService MSA" means the management services agreement made effective as of and from the 1st day of February, 2004 among FirstService, Jayset Capital Corp. and Jay S. Hennick, as same may have been amended, pursuant to which FirstService retained Jayset Capital Corp. to provide various management and other services, and Mr. Hennick agreed to perform such services on behalf of Jayset Capital Corp.;

(kk)	"FirstService Multiple Voting Shares" means the Multiple Voting Shares in the capital of FirstService (that will be re-designated under the Plan of Arrangement as "Class A Multiple Voting Shares");

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(ll)	"FirstService MV Special Shares" means the new series of preference shares in the capital of FirstService created pursuant to the Plan of Arrangement, designated as "Preference Shares, Series MV" and having the rights, privileges, restrictions and conditions set out in Exhibit "I" to the Plan of Arrangement;

(mm)	"FirstService New Multiple Voting Shares" means the new class of shares in the capital of FirstService created pursuant to the Plan of Arrangement, designated as "Multiple Voting Shares" and having the rights, privileges, restrictions and conditions set out in Exhibit "I" to the Plan of Arrangement;

(nn)	"FirstService New Subordinate Voting Shares" means the new class of shares in the capital of FirstService created pursuant to the Plan of Arrangement, designated as "Subordinate Voting Shares" and having the rights, privileges, restrictions and conditions set out in Exhibit "I" to the Plan of Arrangement;

(oo)	"FirstService Shareholders" means, collectively, the holders of FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares;

(pp)	"FirstService Stock Option Plan" means the "FirstService Stock Option Plan" of FirstService, as amended and/or restated;

(qq)	"FirstService Subordinate Voting Shares" means the Subordinate Voting Shares in the capital of FirstService (that will be re-designated under the Plan of Arrangement as "Class A Subordinate Voting Shares");

(rr)	"FirstService SV Special Shares" means the new series of preference shares in the capital of FirstService created pursuant to the Plan of Arrangement, designated as "Preference Shares, Series SV" and having the rights, privileges, restrictions and conditions set out in Exhibit "I" to the Plan of Arrangement;

(ss)	"Governmental Authority" means any: (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, court, tribunal, commission, board or agency, domestic or foreign; or (ii) regulatory authority, including any securities commission or stock exchange;

(tt)	"Indemnified Person" means each Person, actually or potentially, entitled to indemnification pursuant to Article 6;

(uu)	"Indemnifying Party" means a Party that is, actually or potentially, required to indemnify an Indemnified Person pursuant to Article 6;

(vv)	"Indemnity Payment" means any amount of Loss required to be paid by an Indemnifying Party pursuant to Article 6;

(ww)	"Independent Accountant" has the meaning ascribed to such term in paragraph 6.7(b)(iii);

(xx)	"Interested FirstService Subordinate Voting Shareholder" means, at the applicable time, a holder of FirstService Subordinate Voting Shares who is, for the purposes of voting on the Arrangement Resolution: (i) an "interested party" within the meaning of MI 61-101 or otherwise required to be excluded for the purposes of a vote on the Arrangement Resolution under the requirements of MI 61-101; (ii) a "control person" of FirstService within the meaning of OSC Rule 56-501 – Restricted Shares; or (iii) an "affiliate" of FirstService within the meaning of the Securities Act;

(yy)	"Interim Order" means the interim order of the Court in respect of the Arrangement, as it may be varied or amended, as contemplated by Section 2.3 of this Agreement;

(zz)	"IRC" means the United States Internal Revenue Code of 1986, as amended, and includes the Treasury Regulations promulgated thereunder;

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(aaa)	"Judgement Conversion Date" has the meaning ascribed to such term in subsection 6.9(a);

(bbb)	"Judgement Currency" has the meaning ascribed to such term in subsection 6.9(a);

(ccc)	"Loss" means any loss, liability, damage, cost, expense, charge, fine, penalty, assessment or reassessment of whatever nature or kind, including Taxes, the reasonable out-of-pocket costs and expenses of any action, suit, proceeding, demand, claim, assessment, judgment, settlement or other compromise relating thereto and reasonable legal fees (on a solicitor and its own client basis) and disbursements incurred in connection therewith, excluding loss of profits and consequential damages;

(ddd)	"Material Adverse Effect" means, in respect of any Person, any change, event, development or occurrence that is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, liabilities (including contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), capital, properties, assets or financial condition of that Person (including its Affiliates) considered as a whole;

(eee)	"Meeting" means the annual and special meeting of FirstService Shareholders (including any adjournment or postponement thereof) to be called and held in accordance with the Interim Order to consider and, if deemed advisable, to approve the Arrangement Resolution, the Stock Option Plan Resolution and the other matters set out in the notice of meeting accompanying the Circular;

(fff)	"Meeting Materials" means the notice of meeting, the Circular and the forms of proxy in respect of the Meeting which accompany the Circular;

(ggg)	"MI 61-101" means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, as it may be amended or re-enacted from time to time;

(hhh)	"Nasdaq" means The NASDAQ Stock Market (including any applicable tier thereof);

(iii)	"New FSV MSA" means the management services agreement required to be entered into among FirstService, Jayset Capital Corp. and Jay S. Hennick in accordance with the terms of the Transitional Services and Separation Agreement, as a continuation of the existing rights and obligations under the FirstService MSA, pursuant to which FirstService (and following the Effective Time, New FSV) will continue to receive the various management and other services being provided by Jayset Capital Corp. to FirstService in respect of the "Residential Real Estate Services" and "Property Services" divisions of FirstService pursuant to the FirstService MSA;

(jjj)	"New FSV Multiple Voting Shares" means the shares in the capital of New FSV designated as "Multiple Voting Shares" and having the rights, privileges, restrictions and conditions set out in Exhibit "II" to the Plan of Arrangement;

(kkk)	"New FSV Special Shares" means the new series of preference shares in the capital of New FSV created pursuant to the Plan of Arrangement, designated as "Preference Shares, Series Special" and having the rights, privileges, restrictions and conditions set out in Exhibit "V" to the Plan of Arrangement;

(lll)	"New FSV Stock Option Plan" means the "FirstService Stock Option Plan" of New FSV adopted prior to the Effective Date;

(mmm)	"New FSV Subordinate Voting Shares" means the shares in the capital of New FSV designated as "Subordinate Voting Shares" and having the rights, privileges, restrictions and conditions set out in Exhibit "II" to the Plan of Arrangement;

(nnn)	"OBCA" means the Business Corporations Act (Ontario) and the regulations made thereunder, each as amended from time to time;

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(ooo)	"Party" means a party to this Agreement, and, for greater certainty, Colliers will be deemed to be a party to this Agreement upon the amalgamation of FirstService and FCRESI pursuant to the Plan of Arrangement, at which time Colliers will succeed to, and be substituted for, and may exercise every right and power of, FirstService and FCRESI under this Agreement and all references herein to FirstService or FCRESI will be deemed replaced with a reference to Colliers;

(ppp)	"Person" means and includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unlimited liability company, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status;

(qqq)	"Plan of Arrangement" means the plan of arrangement annexed hereto as Schedule "A", as amended, varied or supplemented in accordance with the terms thereof;

(rrr)	"Pre-Arrangement Transactions" means the transactions and actions referred to in paragraphs 60 to 68, inclusive, of the Canadian Tax Ruling Application (including the FCRESI Arrangements);

(sss)	"Prime Rate" means the floating rate of interest established from time to time by The Toronto-Dominion Bank (and reported to the Bank of Canada) as the reference rate of interest The Toronto-Dominion Bank will use to determine rates of interest payable by its borrowers on Canadian dollar commercial loans made by The Toronto-Dominion Bank to such borrowers in Canada and designated by The Toronto-Dominion Bank as its "prime rate";

(ttt)	"Recovery" has the meaning ascribed to such term in Section 6.6;

(uuu)	"Representatives" means, collectively, the directors, officers, employees, agents and advisors of a Party at any time and their respective heirs, executors, administrators and other legal representatives and all of their respective successors and assigns;

(vvv)	"Securities Act" means the Securities Act (Ontario) and the regulations made thereunder, each as amended from time to time;

(www)	"Specified Corporation" has the meaning attributed to such term in subsection 55(1) of the Tax Act;

(xxx)	"Standstill Agreement" means the standstill agreement made effective as of the 10th day of February, 2015 among Jay S. Hennick, Henset Capital Inc., New FSV, FSV Holdco, FCRESI and FirstService pursuant to which, among other things, Mr. Hennick and Henset Capital Inc. have agreed to certain restrictions on the disposition of certain property to any Person who is not related to the transferor;

(yyy)	"Stock Option Plan Resolution" means the ordinary resolution of FirstService Shareholders approving the New FSV Stock Option Plan to be considered at the Meeting;

(zzz)	"Subsidiary" means, at a particular time, a Person Controlled, directly or indirectly, by another Person;

(aaaa)	"Tax" or "Taxes" includes all taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges of any nature imposed by any Governmental Authority (including, income, capital (including large corporations), withholding, consumption, sales, use, transfer, goods and services or other value-added, excise, customs, net worth, stamp, registration, franchise, payroll, employment, Canada Pension Plan contributions, Employment Insurance premiums, health, education, business, school, property, local improvement, development, education, development and occupation taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and charges), together with all fines, interest, penalties on or in respect of, or in lieu of or for non-collection or non-remittance of, those taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges;

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(bbbb)	"Tax Act" means the Income Tax Act (Canada) and the regulations made thereunder, each as amended from time to time;

(cccc)	"Tax Benefit" has the meaning ascribed to such term in paragraph 6.7(b)(i);

(dddd)	"Tax Gross-Up" means, with respect to any particular Indemnity Payment, such additional amount as is necessary to place the Indemnified Person in the same after-tax position as it would have been in had such Indemnity Payment been received tax free by the Indemnified Party. The Tax Gross-Up amount will be calculated by using the applicable combined Canadian federal and provincial income tax rate and/or the foreign tax rate applicable to the Indemnified Person and, except as provided in Section 6.7, without regard to any losses, credits, refunds or deductions that the Indemnified Person may have that could affect the amount of Tax payable on any such Indemnity Payment;

(eeee)	"Tax Ruling and Opinion" means, collectively, the Canadian Tax Ruling and the U.S. Tax Opinion;

(ffff)	"Third Party Claim" means any Claim asserted against an Indemnified Person that is paid or payable to or claimed by any Person who is not a Party;

(gggg)	"Transaction Costs" means all fees, costs and expenses incurred directly in connection with the Pre-Arrangement Transactions and the Arrangement, including financing fees, advisory and other professional expenses, printing and mailing costs associated with the Meeting Materials and any payments made to FirstService Shareholders who properly exercise their Dissent Rights, but specifically excludes fees, costs, expenses and payment obligations incurred in connection with an obligation to indemnify in Article 6;

(hhhh)	"Transitional Services and Separation Agreement" means an agreement to be made between FirstService, New FSV, FSV Holdco, FCRESI, Jay S. Hennick, Jayset Capital Corp., Jayset Management CIG Inc. and Jayset Management FSV Inc. for the provision of transitional services and facilities by or to Colliers and its Affiliates, on the one hand, and by or to New FSV and its Affiliates, on the other hand, and in respect of separation, transition and management services matters resulting from the completion of the Arrangement (including providing for the Colliers MSA and the New FSV MSA), which agreement will be on terms and conditions as agreed among the parties thereto;

(iiii)	"TSX" means the Toronto Stock Exchange; and

(jjjj)	"U.S. Tax Opinion" means an opinion of PricewaterhouseCoopers LLP to be dated at or prior to the Effective Date, addressed to the Board and the board of directors of New FSV and otherwise in a form acceptable to the Board, confirming, based on the provisions of the IRC, Treasury Regulations, published rulings of the Internal Revenue Service, published administrative positions of the Internal Revenue Service, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, and U.S. court decisions that are applicable and, in each case, as in effect and available, the U.S. federal income tax consequences of certain aspects of the Arrangement and the Pre-Arrangement Transactions.

1.2                Construction. In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	the division of this Agreement into Articles, Sections and subsections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b)	the words "hereunder", "hereof" and similar expressions refer to this Agreement and not to any particular Article, Section, subsection or paragraph and references to "Articles", "Sections", "subsections" and "paragraphs" are to Articles, Sections, subsections and paragraphs of this Agreement;

(c)	words importing the singular include the plural and vice versa, and words importing any gender include all genders and the neuter;

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(d)	the word "including", when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(e)	a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation;

(f)	if any date on which any action is required to be taken under this Agreement is not a Business Day, such action will be required to be taken on the next succeeding Business Day; and

(g)	a reference to the knowledge of a Party means to the best of the knowledge of any of the officers of such Party after due enquiry.

1.3                Currency. Except where otherwise specified, all references to currency herein are to the lawful money of the United States of America and "$" and "US$" refer to United States dollars.

1.4                Schedule. The following schedule is attached to this Agreement and forms a part hereof:

Schedule "A"	–	Plan of Arrangement

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Article 2

the arrangement

2.1                Arrangement. Each of the Parties agrees that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and on the terms set forth in the Plan of Arrangement.

2.2                Effective Date and Effective Time. The Arrangement will become effective on the Effective Date and the steps to be carried out pursuant to the Arrangement will become effective at the Effective Time and in the order set out in the Plan of Arrangement without any further act or formality, except as contemplated in the Plan of Arrangement.

2.3                Interim Order. Following the execution of this Agreement, FirstService will, at a time to be determined exclusively by FirstService, apply to the Court pursuant to Section 182 of the OBCA and prepare, file and pursue an application for the Interim Order, which will provide, among other things:

(a)	for the calling and holding of the Meeting for the purpose of, among other things, considering the Arrangement Resolution;

(b)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(c)	that the requisite approval for the Arrangement Resolution will be:

(i)	not less than 66⅔% of the votes cast by the holders of FirstService Subordinate Voting Shares present in person or represented by proxy at the Meeting and voting separately as a class;

(ii)	not less than 66⅔% of the votes cast by the holders of FirstService Multiple Voting Shares present in person or represented by proxy at the Meeting and voting separately as a class; and

(iii)	not less than a majority of the votes cast by the holders of FirstService Subordinate Voting Shares present in person or represented by proxy at the Meeting and voting separately as a class, other than votes cast in respect of FirstService Subordinate Voting Shares that are beneficially owned by any Interested FirstService Subordinate Voting Shareholder or over which control or direction is exercised by any Interested FirstService Subordinate Voting Shareholder;

(d)	that, in all other respects, the terms, restrictions and conditions of the constating documents of FirstService, including quorum requirements and all other matters, shall apply in respect of the Meeting;

(e)	for the grant of Dissent Rights as provided in Article 4 of the Plan of Arrangement;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)	for the confirmation of the record date for the Meeting; and

(h)	that the Meeting may be adjourned or postponed from time to time by the Board in accordance with the terms of this Agreement without the need for additional approval of the Court.

2.4                Meeting and Meeting Materials.

(a)	Subject to the terms of this Agreement and the receipt of the Interim Order, FirstService will, at a time to be determined exclusively by FirstService, convene and conduct the Meeting in accordance with the Interim Order and Applicable Law for the purpose of considering the Arrangement Resolution and any other proper purpose as may be set out in the Meeting Materials.

(b)	At a time to be determined exclusively by FirstService, but in any event no later than 21 days prior to the date of the Meeting, FirstService will: (i) prepare the Meeting Materials (and any necessary amendments or supplements to the Circular), together with any other documents required by Applicable Law in connection with the Meeting; and (ii) cause the Meeting Materials and other documentation required under Applicable Law in connection with the Meeting to be mailed and filed as required by the Interim Order and in accordance with Applicable Law. The Parties agree to cooperate with each other in all respects in the preparation of the Circular and any amendments or supplements thereto.

2.5                Final Order. If the Interim Order and the approval of the FirstService Shareholders as set out in the Interim Order are obtained, FirstService will, at a time to be determined exclusively by FirstService and subject to the terms of this Agreement, thereafter take all commercially reasonable steps necessary or desirable to submit the Arrangement to the Court and prepare, file and pursue an application for the Final Order and, to the extent within its power and is commercially reasonable, otherwise carry out the terms of the Interim Order.

2.6                Effecting the Arrangement and Ancillary Filings with the Director. Subject to the rights of termination contained in Section 7.2, upon the FirstService Shareholders approving the Arrangement as set out in the Interim Order and Applicable Law, FirstService obtaining the Final Order and the satisfaction (or waiver, if applicable) of the other conditions herein contained in favour of each of the Parties, the Parties covenant and agree to, at a time to be determined exclusively by FirstService, file with the Director any and all documents (including, with respect to the filing to be made pursuant to subsection 183(1) of the OBCA, the Articles of Arrangement) and to exchange (to the extent not previously exchanged) such other documents as may be necessary or desirable to give effect to the Arrangement and implement Section 3.1 of the Plan of Arrangement. The completion of the Arrangement will take place at the offices Fogler, Rubinoff LLP, 77 King Street West, Suite 3000, P.O. Box 95, Toronto-Dominion Centre, Toronto, Ontario, Canada M5K 1G8 at 8:00 a.m. (Toronto, Ontario local time) on the Effective Date, or at such other time and place as may be agreed to by the Parties.

2.7                Sole Discretion of FirstService. Notwithstanding any other provision of this Agreement, or the adoption of the Arrangement Resolution by the FirstService Shareholders, the obligations of FirstService under this Article 2 and elsewhere in this Agreement are subject to:

(a)	FirstService's sole and absolute right to determine whether to proceed with the Arrangement and to determine the timing of the completion of the Arrangement, or any prior condition thereto;

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(b)	FirstService's sole and absolute right to terminate this Agreement pursuant to Section 7.2; and

(c)	the Parties' right to amend this Agreement or the Plan of Arrangement, as applicable, pursuant to Section 7.1.

The Board will have the authority to revoke the Arrangement Resolution at any time prior to the issuance of the Certificate of Arrangement giving effect to the Arrangement without notice to or the further approval of the FirstService Shareholders or the other Parties and without liability to any of them.

Article 3

REPRESENTATIONS AND WARRANTIES

3.1                Mutual Representations and Warranties of the Parties. Each Party represents and warrants to each of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in connection with entering into this Agreement and consummating the Arrangement and the Pre-Arrangement Transactions:

(a)	such Party (other than FSV Holdco) is a corporation existing under the laws of the Province of Ontario and FSV Holdco is an unlimited liability company existing pursuant to the laws of the Province of British Columbia, and each Party has the requisite power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby or in the Circular, to perform its obligations hereunder;

(b)	each of this Agreement and the Standstill Agreement has been duly authorized, executed and delivered by such Party and is a legal, valid and binding obligation of such Party, enforceable against such Party by each of the other parties thereto in accordance with its terms, subject to bankruptcy, fraudulent transfer, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies and the enforceability of any limitations of liability or other exculpatory provisions or indemnities that purport to limit or exculpate a Person from or indemnify such Person for, liabilities imposed by Applicable Law on such Person;

(c)	the execution and delivery of this Agreement, and the completion of the transactions contemplated herein and in the Plan of Arrangement have been duly approved by the board of directors of such Party and, except as disclosed in the Circular or to the other Parties or except as would not reasonably be expected to have a Material Adverse Effect on such Party, the execution and delivery of this Agreement by such Party and the consummation of the Arrangement and the Pre-Arrangement Transactions will not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance):

(i)	result in the breach of, or violate any term or provision of, the articles or by-laws of such Party;

(ii)	conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which such Party is a party or by which such Party is bound, or to which any of the assets of such Party are subject, or result in the creation of any Encumbrance upon any of the assets of such Party under any such agreement or instrument, or give to others any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority, which in any case would have a Material Adverse Effect on such Party; or

(iii)	violate any provisions of any Applicable Law or any judicial or administrative award, judgment, order or decree applicable and known to such Party, the violation of which would have a Material Adverse Effect on such Party;

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(d)	no dissolution, winding up, bankruptcy, liquidation or similar proceeding has been commenced or is pending or proposed in respect of such Party, except as contemplated by the Plan of Arrangement, the Pre-Arrangement Transactions, the Tax Ruling and Opinion or the Canadian Tax Ruling Application; and

(e)	except as disclosed to the other Parties or as contemplated in this Agreement, the Circular, the Interim Order or the Final Order, there is no requirement for such Party to make any filing with, give any notice to or obtain any licence, permit, certificate, registration, authorization, consent or approval of, any Governmental Authority as a condition to the lawful consummation of the Arrangement and the Pre-Arrangement Transactions where failure to comply would reasonably be expected to have a Material Adverse Effect on such Party.

3.2                Representations and Warranties of FirstService. FirstService represents and warrants to each of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in connection with entering into this Agreement and consummating the Arrangement and the Pre-Arrangement Transactions:

(a)	the authorized capital of FirstService consists of an unlimited number of preference shares, issuable in series, of which are authorized 2,500 Series 1 preference shares and an unlimited number of 7% cumulative preference shares, series 1, an unlimited number of FirstService Subordinate Voting Shares and an unlimited number of FirstService Multiple Voting Shares, of which, as at the date hereof, 34,644,911 FirstService Subordinate Voting Shares and 1,325,694 FirstService Multiple Voting Shares, and no other shares, are issued and outstanding;

(b)	FirstService is the owner of all of the issued and outstanding shares of FSV Holdco (being 100 common shares in the capital of FSV Holdco), with good and marketable title thereto; and

(c)	following the effectiveness of the FCRESI Arrangements (pursuant to which it is expected that up to 2,010,000 FirstService New Subordinate Voting Shares may be issued), FirstService will be the owner of all of the issued and outstanding shares of FCRESI, with good and marketable title thereto.

3.3                Representations and Warranties of FSV Holdco. FSV Holdco represents and warrants to each of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in connection with entering into this Agreement and consummating the Arrangement and the Pre-Arrangement Transactions:

(a)	the authorized capital of FSV Holdco consists of an unlimited number of common shares; and

(b)	no Person holds any securities convertible into common shares of FSV Holdco or has any agreement, warrant, option or any other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any unissued shares of FSV Holdco other than as contemplated by this Agreement, the Plan of Arrangement, the Pre-Arrangement Transactions, the Tax Ruling and Opinion or the Canadian Tax Ruling Application.

3.4                Representations and Warranties of New FSV. New FSV represents and warrants to each of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in connection with entering into this Agreement and consummating the Arrangement and the Pre-Arrangement Transactions:

(a)	the authorized capital of New FSV consists of an unlimited number of preference shares, issuable in series, an unlimited number of New FSV Subordinate Voting Shares and an unlimited number of New FSV Multiple Voting Shares, of which, as at the date hereof, no such shares are issued and outstanding; and

(b)	New FSV has no assets, no liabilities and it has carried on no business other than relating to, and contemplated by, this Agreement, the Plan of Arrangement, the Pre-Arrangement Transactions, the Tax Ruling and Opinion or the Canadian Tax Ruling Application.

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3.5                Representations and Warranties of FCRESI. FCRESI represents and warrants to each of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in connection with entering into this Agreement and consummating the Arrangement and the Pre-Arrangement Transactions:

(a)	the authorized capital of FCRESI consists of an unlimited number of Class A Common Shares and an unlimited number of Class B Common Shares; and

(b)	following completion of the FCRESI Arrangements, no Person will hold any securities convertible into Class A Common Shares and/or Class B Common Shares of FCRESI or have any agreement, warrant, option or any other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any unissued shares of FCRESI other than as contemplated by this Agreement, the Plan of Arrangement, the Pre-Arrangement Transactions, the Tax Ruling and Opinion or the Canadian Tax Ruling Application.

3.6                Survival of Representations, Warranties and Covenants.

(a)	Subject to subsection 3.6(b), all representations, warranties and covenants made by the Parties contained in this Agreement will remain operative and in full force and effect and, notwithstanding any investigation made by or on behalf of any Party or any other Person, or any knowledge of the beneficiaries of such representations, warranties and covenants or the knowledge of any other Person, until the earlier of the termination of this Agreement in accordance with Section 7.2 or the Effective Date, whereupon such representations, warranties and covenants will expire and be of no further force or effect.

(b)	The covenants made by each Party contained in Sections 4.4 and 5.4 of this Agreement will survive the Effective Date and the completion of the Arrangement and shall continue in full force and effect for the benefit of each other Party, subject to, in respect of Section 4.4, Article 6.

Article 4

COVENANTS

4.1                Mutual Covenants of the Parties. Subject to the terms of this Agreement, each Party will:

(a)                 use all commercially reasonable efforts and do all things reasonably required of it to cause the Arrangement to become effective on such date as FirstService may determine;

(b)                 do and perform all such acts and things, and execute and deliver all such agreements (including the Transitional Services and Separation Agreement, the Colliers MSA and the New FSV MSA), assurances, notices and other documents and instruments, as may reasonably be required to facilitate the carrying out of the intent and purpose of this Agreement;

(c)	prior to the Effective Date, cooperate with and assist each other Party in dealing with transitional and other matters relating to or arising from the Pre-Arrangement Transactions, the Transitional Services and Separation Agreement, the Arrangement or this Agreement; and

(d)	prior to the Effective Date, cooperate in obtaining the Tax Ruling and Opinion and making such amendments to this Agreement as may be necessary to obtain the Tax Ruling and Opinion, implement the Plan of Arrangement or as may be desired by FirstService to enable it to carry out transactions deemed advantageous by it for the separation of its businesses as herein contemplated.

4.2                Covenants of FirstService. Subject to the terms of this Agreement, FirstService covenants and agrees to (and will cause each of its Subsidiaries, as applicable, to):

(a)	not, on or before the Effective Date, perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of any Pre-Arrangement Transaction or the Arrangement or the issuance of the Tax Ruling and Opinion or the effective application of the Tax Ruling and Opinion to the Arrangement;

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(b)	on or before the Effective Date, perform the obligations required to be performed by FirstService under the Plan of Arrangement and do all such other acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Pre-Arrangement Transactions, the Arrangement and any transactions necessary for the issuance and/or effectiveness of the Tax Ruling and Opinion, including using all commercially reasonable efforts to obtain:

(i)	the approval of FirstService Shareholders required for the implementation of the Arrangement;

(ii)	the approval of FirstService Shareholders required for the adoption of the New FSV Stock Option Plan;

(iii)	such other consents, orders, rulings or approvals and assurances as are necessary or desirable for the implementation of the Pre-Arrangement Transactions and the Arrangement, including those referred to in Section 5.1; and

(iv)	satisfaction of the other conditions precedent referred to in Sections 5.1 and 5.2;

(c)	on or before the Effective Date, assist and cooperate in the preparation and filing with all applicable securities commissions or similar securities regulatory authorities in Canada and the United States of all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of the applicable securities laws of jurisdictions in Canada and the United States for the issue by FirstService of the FirstService New Subordinate Voting Shares, the FirstService New Multiple Voting Shares, the FirstService SV Special Shares and the FirstService MV Special Shares, by Colliers of the Colliers Subordinate Voting Shares and the Colliers Multiple Voting Shares and by New FSV of the New FSV Subordinate Voting Shares, New FSV Multiple Voting Shares and New FSV Special Shares, and other exemptions that are necessary or desirable in connection with the Pre-Arrangement Transactions and the Arrangement; and

(d)	prior to the Effective Date, obtain confirmation from the TSX and Nasdaq of the continued listing of the Colliers Subordinate Voting Shares, and jointly with New FSV, make application to list the New FSV Subordinate Voting Shares issuable pursuant to the Arrangement, on the TSX and the Nasdaq.

4.3                Covenants of FSV Holdco, New FSV and FCRESI. Subject to the terms of this Agreement, each of FSV Holdco, New FSV and FCRESI covenants and agrees to (and will cause each of its Subsidiaries, as applicable, to):

(a)	not, on or before the Effective Date, perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of any Pre-Arrangement Transaction or the Arrangement or the issuance of the Tax Ruling and Opinion or the effective application of the Tax Ruling and Opinion to the Arrangement;

(b)	on or before the Effective Date, perform the obligations required to be performed by it under the Plan of Arrangement and do all such other acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Pre-Arrangement Transactions, the Arrangement and any transactions necessary for the issuance and/or effectiveness of the Tax Ruling and Opinion, including using all commercially reasonable efforts to obtain (on its own or in cooperation with FirstService, as applicable):

(i)	the Interim Order and the Final Order;

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(ii)	the approval or acceptance of the listing of the New FSV Subordinate Voting Shares on the TSX and Nasdaq;

(iii)	such other consents, orders, rulings or approvals and assurances as are necessary or desirable for the implementation of the Pre-Arrangement Transactions and the Arrangement, including those referred to in Section 5.1; and

(iv)	satisfaction of the other conditions precedent referred to in Sections 5.1 and 5.2;

(c)	obtain the consent of FirstService prior to issuing any press releases or otherwise making public statements with respect to this Agreement or the consummation of the Arrangement;

(d)	in the case of New FSV, not issue shares in its capital stock prior to the Effective Time and will issue such initial shares only in accordance with the terms of the Arrangement; and

(e)	prior to the Effective Date, make such amendments to the Canadian Tax Ruling Application, this Agreement and the Plan of Arrangement and apply for such amendments or supplements to or replacements of the Canadian Tax Ruling as may be reasonably necessary to obtain or give effect to the Tax Ruling and Opinion or to undertake any transaction contemplated therein or to implement the Plan of Arrangement, or as otherwise may be determined by FirstService, in its sole discretion, to enable FirstService (or any Subsidiary of FirstService) to carry out any transactions deemed advantageous by FirstService for the separation and reorganization of its businesses, and the assets and liabilities referable thereto, as herein contemplated.

4.4                Tax-Related Covenants.

(a)	Each Party covenants and agrees with and in favour of each other Party that: (i) it and any successor thereto will not, on or before the Effective Date, perform any act or enter into any transaction or permit any transaction within its control to occur that could reasonably be considered to interfere or be inconsistent with the Tax Ruling and Opinion; (ii) neither it nor any successor thereto will perform any act or enter into any transaction or permit any transaction, in each such case, within its control to occur that would cause FirstService or any Affiliate of FirstService that is a corporation to cease to be a Specified Corporation on or prior to the Effective Date, except as contemplated herein or in the Tax Ruling and Opinion or the Canadian Tax Ruling Application; and (iii) it and any successor thereto will fulfill, and will cause any Person Controlled, after the Effective Date, by it, to fulfill, all representations or undertakings provided by it, or on its behalf and made with its knowledge and consent, in the Canadian Tax Ruling Application or otherwise provided in writing to the CRA or tax counsel in connection with the Tax Ruling and Opinion.

(b)	Each of FirstService and New FSV covenants and agrees with and in favour of each other that, for a period of three years after the Effective Date, it will not (and that it will cause its Subsidiaries to not) take any action, omit to take any action or enter into any transaction that could cause the Arrangement or any transaction contemplated by this Agreement to be taxed in a manner inconsistent with that provided for in the Tax Ruling and Opinion without obtaining a tax ruling or an opinion of a nationally recognized accounting firm or law firm that such action, omission or transaction will not have such effect.

(c)	Each of FirstService and New FSV covenants and agrees with and in favour of each other to: (i) file its Tax returns and make all other filings, notifications, designations and elections (including section 85 elections under the Tax Act, and the corresponding provisions of any applicable provincial tax legislation), pursuant to the Tax Act and/or applicable provincial or foreign tax legislation, that are contemplated in the Tax Ruling and Opinion, the Plan of Arrangement or this Agreement, and (ii) to make adjustments to its stated capital accounts in accordance with the terms of the Plan of Arrangement following the Effective Date. Where an agreed amount is to be included in any election referred to in paragraph 4.4(c)(i), such amount will be within the range contemplated by the Tax Act and/or applicable provincial or foreign tax legislation, as the case may be, and will be the amount, if any, contemplated by the Tax Ruling and Opinion, the Plan of Arrangement and this Agreement.

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(d)	Each of FirstService and New FSV covenants and agrees with and in favour of each other to cooperate in the preparation, execution and filing, in the form and within the time limits prescribed or otherwise contemplated in the Tax Act, of all Tax returns, filings, notifications, designations and elections under the Tax Act as contemplated in the Canadian Tax Ruling Application, Tax Ruling and Opinion, the Plan of Arrangement and this Agreement (and any similar Tax returns, elections, notifications or designations that may be required under applicable provincial or foreign tax legislation).

Article 5

CONDITIONS AND EFFECTIVE DATE OBLIGATIONS

5.1                Conditions Precedent. In addition to, and without in any way limiting, FirstService's rights referred to under Section 2.7 and FirstService's rights specifically provided for elsewhere in this Agreement, the obligation of FirstService to complete the transactions contemplated by this Agreement and to file Articles of Arrangement to give effect to the Arrangement are subject to the satisfaction of the following conditions:

(a)	the Interim Order and the Final Order will have each been obtained on terms consistent with this Agreement and shall not have been set aside or modified in a manner unacceptable to the FirstService, in its sole discretion, whether on appeal or otherwise;

(b)	the Pre-Arrangement Transactions will have been completed;

(c)	the Arrangement Resolution shall have been approved by the requisite number of votes cast by the FirstService Shareholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(d)	the Stock Option Plan Resolution shall have been approved by the requisite number of votes cast by the FirstService Shareholders at the Meeting in accordance with any applicable regulatory requirements;

(e)	the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to FirstService, in its sole discretion, shall have been filed with the Director together with the Final Order in accordance with subsection 183(1) of the OBCA;

(f)	all consents, orders, rulings, approvals, opinions and assurances, including regulatory, judicial, third party and advisor opinions, approvals, orders and exemptions, required or necessary, in the sole discretion of FirstService, for the completion of the transactions provided for in this Agreement, the Plan of Arrangement, the Pre-Arrangement Transactions and the Tax Ruling and Opinion, and for New FSV to file a prospectus in Canada under, or rely on a prospectus exemption in Ontario pursuant to, which New FSV Subordinate Voting Shares (or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, New FSV Subordinate Voting Shares) may be distributed without having to comply with Section 12.3 of National Instrument 41-101 – General Prospectus Requirements or Section 3.2 of Ontario Securities Commission Rule 56-501 – Restricted Shares, as applicable, shall have been obtained or received, and none of the consents, orders, exemptions, rulings, approvals, opinions or assurances contemplated herein shall contain terms or conditions or require undertakings or security that are considered unsatisfactory or unacceptable by FirstService, in its sole discretion;

(g)	no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of or relating to, the Arrangement and there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement, the Pre-Arrangement Transactions, the Tax Ruling and Opinion or the Canadian Tax Ruling Application and no cease trading or similar order with respect to any securities of any of the Parties shall have been issued and remain outstanding;

(h)	no law, regulation or policy shall have been proposed, enacted, promulgated or applied that interferes or is inconsistent with the completion of the Arrangement or the Tax Ruling and Opinion or their effective application to the Arrangement, including any material change to the income tax laws of Canada or the United States, or any province, state or territory thereof;

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(i)	the Canadian Tax Ruling having been received by FirstService and New FSV, in form and substance satisfactory to FirstService, will not have been withdrawn or modified and will remain in full force and effect and all of the transactions referred to in the Canadian Tax Ruling as occurring on or prior to the Effective Time will have occurred and all conditions or terms of the Canadian Tax Ruling shall have been satisfied;

(j)	the U.S. Tax Opinion will have been received by FirstService and New FSV, in form and substance satisfactory to FirstService, will not have been withdrawn or modified and all of the transactions referred to in the U.S. Tax Opinion as occurring on or prior to the Effective Time will have occurred and all conditions or terms of the U.S. Tax Opinion shall have been satisfied;

(k)	the Fairness Opinion will have been received by the Board and will not have been withdrawn or modified;

(l)	there shall not, as of the Effective Date, be FirstService Shareholders that hold, in the aggregate, in excess of 0.1% of all outstanding FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares that have validly exercised their Dissent Rights and not withdrawn such exercise;

(m)	the Colliers Subordinate Voting Shares (including shares issuable on exercise of options issued under the Colliers Stock Option Plan) shall continue to be listed on the TSX and the New FSV Subordinate Voting Shares (including shares issuable on exercise of options granted under the New FSV Stock Option Plan) to be issued pursuant to the Arrangement shall have been conditionally approved for listing on the TSX, subject to compliance with the normal listing requirements of the TSX;

(n)	the Colliers Subordinate Voting Shares (including shares issuable on exercise of options issued under the Colliers Stock Option Plan) shall continue to be listed on Nasdaq and the New FSV Subordinate Voting Shares (including shares issuable on exercise of options granted under the New FSV Stock Option Plan) to be issued pursuant to the Arrangement shall have been accepted for listing on Nasdaq, subject to official notice of issuance;

(o)	there shall have not developed, occurred or come into effect or existence any event, action or occurrence of national or international consequences, any governmental law or regulation, state, condition or major financial occurrence, including any act of terrorism, war or like event, or other occurrence of any nature, which, in the sole discretion of FirstService, materially adversely affects, or may materially adversely affect, the financial markets in Canada or the United States or the business, financial condition, operations or affairs of FirstService, Colliers or New FSV going forward; and

(p)	this Agreement shall not have been terminated pursuant to the provisions of Section 7.2.

The conditions contained in this Section 5.1 are for the sole benefit of FirstService and may be waived, in whole or in part, by FirstService at any time. Such conditions will not give rise to or create any duty on the part of FirstService or the Board to waive or not to waive such conditions and will not in any way limit FirstService's right to terminate this Agreement as set forth in Section 7.2 or alter the consequences of any such termination from those specified in Article 7. Any determination made by FirstService prior to the Arrangement concerning the satisfaction and waiver of any or all of the conditions set forth in this Section 5.1 will be final and conclusive, and neither FirstService nor any of its Affiliates or Representatives shall have any liability as a result of any such determination.

5.2                Conditions to Obligation of Each Party. The obligation of each Party to complete the transactions contemplated by this Agreement is further subject to the conditions (which may be waived by such Party without prejudice to its right to rely on any other condition in its favour) that: (i) the covenants of each other Party to be performed on or before the Effective Date pursuant to the terms of this Agreement will have been duly performed in all material respects; (ii) except as set forth in this Agreement, the Plan of Arrangement, the Tax Ruling and Opinion or the Canadian Tax Ruling Application, the representations and warranties of each other Party will be true and correct in all material respects as at the Effective Date, with the same effect as if such representations and warranties had been made at, and as of, such date; (iii) the Standstill Agreement shall have been entered into by all of the parties thereto (including the Parties) on or prior to the date hereof; and (iv) each of the Transitional Services and Separation Agreement and the New FSV MSA shall have been entered into by all of the parties thereto, and the FirstService MSA shall have been amended and restated by the parties thereto (and will thereafter be referred to as the Colliers MSA), in each case, on or prior to the transfer to FSV Holdco of the "FirstService Residential" residential real estate services division and "FirstService Brands" property services division of FirstService, and the assets and liabilities respectively referable to such divisions, pursuant to the Pre-Arrangement Transactions.

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5.3                Merger of Conditions.

(a)	Subject to subsection 5.3(b), the conditions set out in Sections 5.1 and 5.2 will be conclusively deemed to have been satisfied, waived or released on the filing by FirstService of Articles of Arrangement under the OBCA to give effect to the Plan of Arrangement.

(b)	The conditions set out in subsections 5.1(a), 5.1(c), 5.1(e), 5.1(h), as they relate to the Canadian Tax Ruling and/or the U.S. Tax Opinion, subsection 5.1(i), as it relates to the Canadian Tax Ruling, subsection 5.1(j), as it relates to the U.S. Tax Opinion, and 5.1(m) may not be waived by FirstService.

5.4                Expenses. The Parties agree that all Transaction Costs will be the responsibility of, and will be paid for by, FirstService, provided, however, that New FSV will be solely responsible for, and will pay, the fees, costs and expenses in connection with: (a) arranging any credit facilities or other financing for New FSV or FSV Holdco as part of, or following, the Arrangement; and (b) listing the New FSV Subordinate Voting Shares on the TSX and Nasdaq and settling and delivering the New FSV Subordinate Voting Shares on completion of the Arrangement (including the fees for obtaining a CUSIP for such shares), including the associated fees and expenses of the transfer agent of New FSV and the lenders under the aforementioned credit facilities.

Article 6

INDEMNITIES

6.1                Indemnity by FirstService. FirstService will indemnify and hold harmless New FSV and its Representatives against any Loss suffered or incurred, directly or indirectly, by such Indemnified Person as a result of or in connection with a breach or non-compliance by FirstService of a covenant contained in Section 4.4.

6.2                Indemnity by New FSV. New FSV will indemnify and hold harmless FirstService and its Representatives against any Loss suffered or incurred, directly or indirectly, by such Indemnified Person as a result of or in connection with a breach or non-compliance by New FSV of a covenant contained in Section 4.4.

6.3                Procedure for Third Party Claims.

(a)	Promptly after an Indemnified Person has received notice or has knowledge of any pending or threatened Third Party Claim, the Indemnified Person shall give the Indemnifying Party written notice (a "Claim Notice") describing in reasonable detail the nature and basis of the Third Party Claim and, if ascertainable, the amount in dispute under the Third Party Claim and the estimated amount of the Loss that has been or may be sustained by the Indemnified Person.

(b)	Subject to the limitations set forth in this subsection 6.3(b), in the event of a Third Party Claim, the Indemnifying Party shall have the right (exercisable by written notice to the Indemnified Person within thirty (30) days after the Indemnifying Party has received a Claim Notice in respect of the Third Party Claim) to elect to conduct and control, through counsel of its choosing that is reasonably acceptable to the Indemnified Person and at the Indemnifying Party's sole cost and expense, the defense, compromise or settlement of the Third Party Claim if the Indemnifying Party:

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(i)	has acknowledged and agreed in writing that, if the same is adversely determined, the Indemnifying Party shall provide indemnification to the Indemnified Person in respect thereof; and

(ii)	if requested by the Indemnified Person, has provided evidence reasonably satisfactory to the Indemnified Person of the Indemnifying Party's financial ability to pay any Losses resulting from the Third Party Claim;

provided, however, that the Indemnified Person may participate therein through separate counsel chosen by it and at its sole cost and expense. Notwithstanding the foregoing, if:

(iii)	the Indemnifying Party shall not have given notice of its election to conduct and control the defense of the Third Party Claim within such thirty (30) day period;

(iv)	the Indemnifying Party shall fail to conduct such defense diligently and in good faith;

(v)	the Indemnified Person shall reasonably determine that use of counsel selected by the Indemnifying Party to represent the Indemnified Person would present such counsel with an actual or potential conflict of interest; or

(vi)	the Third Party Claim is for injunctive, equitable or other non-monetary relief against the Indemnified Person;

then, in each such case, the Indemnified Person shall have the right to control the defense, compromise or settlement of the Third Party Claim with counsel of its choice at the Indemnifying Party's sole cost and expense. In connection with any Third Party Claim, from and after delivery of a Claim Notice, the Indemnifying Party and the Indemnified Person shall, and shall cause their respective Affiliates and Representatives to, cooperate fully in connection with the defense or prosecution of such Third Party Claim, including furnishing such records, information and testimony and attending such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the Indemnifying Party or the Indemnified Person in connection therewith. In addition, the Party controlling the defense of any Third Party Claim shall keep the non-controlling Party advised of the status thereof and shall consider in good faith any recommendations made by the non-controlling Party with respect thereto.

(c)	Except as set forth below, no Third Party Claim may be settled or compromised:

(i)	by the Indemnified Person without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed); or

(ii)	by the Indemnifying Party without the prior written consent of the Indemnified Person (not to be unreasonably withheld, conditioned or delayed).

Notwithstanding the foregoing:

(iii)	the Indemnified Person shall have the right to pay, settle or compromise any Third Party Claim, provided that in such event the Indemnified Person shall waive all rights against the Indemnifying Party to indemnification under this Article 6 with respect to such Third Party Claim unless the Indemnified Person shall have sought the consent of the Indemnifying Party to such payment, settlement or compromise and such consent shall have been unreasonably withheld, conditioned or delayed; and

(iv)	the Indemnifying Party shall have the right to consent to the entry of a judgment or enter into a settlement with respect to any Third Party Claim without the prior written consent of the Indemnified Person if the judgment or settlement:

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(A)	involves only the payment of money damages (all of which will be paid in full by the Indemnifying Party concurrently with the effectiveness thereof);

(B)	will not encumber any of the assets of the Indemnified Person and will not contain any restriction or condition that would apply to or adversely affect the Indemnified Person or the conduct of its business; and

(C)	includes, as a condition to any settlement or other resolution, a complete and irrevocable release of the Indemnified Person from all liability in respect of such Third Party Claim and includes no admission of wrongdoing.

6.4                Procedure for Direct Claims. In the event that an Indemnified Person advances a Direct Claim, the Indemnified Person shall, as promptly as practicable, deliver to the Indemnifying Party a written notice that contains: (a) a description and the amount (the "Claimed Amount") of any Losses incurred or suffered by the Indemnified Person; (b) a statement that the Indemnified Person is entitled to indemnification under this Article 6 and a reasonable explanation of the basis therefor; and (c) a demand for payment by the Indemnifying Party. Within thirty (30) days after delivery of such written notice, the Indemnifying Party shall deliver to the Indemnified Person a written response in which the Indemnifying Party shall: (i) agree that the Indemnified Person is entitled to receive all of the Claimed Amount (in which case such response shall be accompanied by a payment by the Indemnifying Party of the Claimed Amount); (ii) agree that the Indemnified Person is entitled to receive part, but not all, of the Claimed Amount (the "Agreed Amount") (in which case such response shall be accompanied by payment by the Indemnifying Party of the Agreed Amount); or (iii) contest that the Indemnified Person is entitled to receive any of the Claimed Amount. If the Indemnifying Party contests the payment of all or any part of the Claimed Amount, the Indemnifying Party and the Indemnified Person shall use good faith efforts to resolve such dispute as promptly as practicable. If such dispute is not resolved within 60 days or such longer period as may reasonably be required in order to properly exchange all relevant information following the delivery by the Indemnifying Party of such response, the Indemnified Person and the Indemnifying Party shall each have the right to submit such dispute to a court of competent jurisdiction in accordance with Section 8.10.

6.5                Failure to Give Timely Notice. The failure to give timely notice under this Article 6 will not affect the rights or obligations of any Party except to the extent (and only to the extent) that, as a result of such failure, the Party that was entitled to receive such notice suffered damage or was otherwise adversely prejudiced.

6.6                Reductions and Subrogation. If at any time subsequent to the making of any Indemnity Payment, the amount of the indemnified Loss is reduced (other than any reduction in the amount of the indemnified Loss that arises as a consequence of the realization of any Tax Benefit (as such term is defined in subsection 6.7(b)) by the Indemnified Person or any of its Affiliates) pursuant to any insurance coverage or pursuant to any claim, recovery, settlement or payment by or against any other Person (a "Recovery"), such that, taking the Recovery into account, the amount of the Indemnity Payment in respect of the Loss exceeds the amount of the Loss, the Indemnified Person must promptly repay to the Indemnifying Party the amount of the excess (the "Excess") (less any costs, expenses (including Taxes) or premiums incurred in connection therewith) together with interest: (a) from the date of payment of the Indemnity Payment in respect of which the repayment is being made to but excluding the earlier of the date of repayment of the Excess and the date that is 60 days after the Excess arises, but only to the extent that the Recovery giving rise to the Excess included interest, at the rate applied to the amount of the Recovery; and (b) from and including the date that is 60 days after the Excess arises to but excluding the date of repayment of the Excess, at the Prime Rate. Notwithstanding the foregoing provisions of this Section 6.6, no payment must be made under this Section 6.6 to the extent the Indemnified Person is entitled to an Indemnity Payment hereunder that remains unpaid. Upon making a full Indemnity Payment, the Indemnifying Party will, to the extent of such Indemnity Payment, be subrogated to all rights of the Indemnified Person against any third party in respect of the Loss to which the Indemnity Payment relates. Until the Indemnified Person recovers full payment of its Loss, any and all claims of the Indemnifying Party against such third party on account of such Indemnity Payment will be postponed and subordinated in right of payment to the Indemnified Person's rights against such third party.

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6.7                Tax Effect/Tax Benefit.

(a)	If any Indemnity Payment received or accrued by an Indemnified Person would constitute income for tax purposes to such Indemnified Person, the Indemnifying Party will pay a Tax Gross-Up to the Indemnified Person at the same time and on the same terms, as to interest and otherwise, as the Indemnity Payment. Notwithstanding the foregoing provisions of this Section 6.7, if an Indemnity Payment would otherwise be included in the Indemnified Person's income, the Indemnified Person covenants and agrees to make all such elections, filings, notifications or designations and take such actions as are available, acting reasonably, to minimize or eliminate Taxes with respect to the Indemnity Payment.

(b) (i)	The amount of any Loss for which indemnification is provided will be adjusted to take into account any Tax Benefit realized by the Indemnified Person or any of its Affiliates by reason of the Loss for which indemnification is so provided or the circumstances giving rise to such Loss. For the purposes of Section 6.6 and this Section 6.7, "Tax Benefit" means: (A) an amount equal to the value of any current tax benefit (i.e., actual reduction in the Indemnified Person's (or Affiliate's) liability for Taxes or actual increase in the Indemnified Person's (or Affiliate's) Tax refund) recognized by the Indemnified Person (or Affiliate) in the taxation period of the Indemnified Person (or Affiliate) in which the Loss is incurred; plus, without duplication, (B) the discounted present value of any future such tax benefit reasonably anticipated to be actually recognized by the Indemnified Person (or Affiliate) within 10 years after the end of the calendar year in which the Loss is incurred, taking into account, where relevant, the existing and anticipated future tax attributes of the Indemnified Person and its Affiliates, and utilizing a discount rate equal to 10 percent and effective tax rate equal to: (1) where a tax benefit is realized with respect to Canadian federal and/or provincial Taxes, the maximum combined Canadian federal and applicable provincial income tax rate applicable to a Canadian public corporation in effect at the end of the year in which the Loss is incurred; and (2) where a tax benefit is realized with respect to foreign Taxes (including, where applicable, state or local Taxes), the maximum foreign tax rate applicable to corporations in effect at the end of the year in which the Loss is incurred.

(ii)	For greater certainty, the provisions of Section 6.6 shall not apply to any adjustment pursuant to the provisions of this Section 6.7.

(iii)	Each Party will, when requested in writing by another Party, act commercially reasonably in cooperating with all other applicable Parties to determine the applicability, if any, of this subsection 6.7(b) to any Claim. If such determination is not mutually agreed among the applicable Parties within 60 days of such written request, then the disagreement shall be submitted to an accounting firm of recognized national standing in Canada, which is independent of the Parties (the "Independent Accountant"). If the applicable Parties are unable to agree on the Independent Accountant within 10 days of the end of such 60 day period, any Party may apply under the Arbitration Act (Ontario) to have a court appoint such accounting firm. The Independent Accountant shall, as promptly as reasonable (but in any event within 45 days following its appointment), make a determination of the applicability of this subsection 6.7(b) to such Claim on the basis contemplated herein, based on written submissions submitted by the applicable Parties to the Independent Accountant. The decision of the Independent Accountant as to the applicability of this subsection 6.7(b) to such Claim shall be final and binding upon the Parties and will not be subject to appeal absent manifest error. The fees and expenses of the Independent Accountant with respect to the resolution of the dispute shall be paid by the applicable Parties in such proportions as are determined by the Independent Accountant. The Independent Accountant will be deemed to be acting as an expert and not an arbitrator.

6.8                Payment and Interest. Except as specified herein, all Losses (other than Taxes) will bear interest at a rate per annum, calculated and payable monthly, equal to the Prime Rate from and including the date the Indemnified Person disbursed funds or suffered or incurred a Loss to, but excluding, the day of payment by the Indemnifying Party to the Indemnified Person, with interest on overdue interest at the same rate. All Losses that are Taxes will bear interest at a rate per annum, calculated and payable monthly, equal to the Prime Rate from and including the date the Indemnified Person paid such Taxes to, but excluding, the day of payment by the Indemnifying Party to the Indemnified Person of the Indemnity Payment in respect of such Taxes, with interest on overdue interest at the same rate.

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6.9                Judgment Currency.

(a)	If for the purpose of obtaining or enforcing judgment against the Indemnifying Party in any court in any jurisdiction, it becomes necessary to convert into any other currency (the "Judgment Currency") an amount due in Canadian dollars under this Agreement, the conversion will be made at the rate of exchange prevailing on the Business Day immediately preceding:

(i)	the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii)	the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction;

(the "Judgment Conversion Date").

(b)	If, in the case of any proceeding in the court of any jurisdiction referred to in paragraph 6.9(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Indemnifying Party must pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of Canadian dollars, which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

6.10            Superseding Indemnity. Notwithstanding anything else herein contained, concurrently with the execution and delivery of the Transitional Services and Separation Agreement, the indemnity provisions contained in the Transitional Services and Separation Agreement shall supersede and replace this Article 6 and this Article 6 shall be of no further force or effect. Any Claim advanced or right to advance a Claim under this Article 6 prior to the Effective Date may be continued or advanced under the Transitional Services and Separation Agreement and the provisions of the Transitional Services and Separation Agreement shall apply mutatis mutandis with respect to any such Claim or right.

Article 7

AMENDMENT AND TERMINATION

7.1                Amendment. This Agreement may, at any time and from time to time before and after the holding of the Meeting, but not later than the Effective Date, be amended by written agreement of the Parties without, subject to Applicable Law, further notice to or authorization on the part of their respective shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation contained herein or in any document to be delivered pursuant hereto;

(c)	except as otherwise provided herein, waive compliance with or modify any of the covenants contained herein or waive or modify performance of any of the obligations of the Parties; or

(d)	make such alterations, modifications or amendments to this Agreement as the Parties may consider necessary or desirable in connection with the Tax Ruling and Opinion, the Interim Order or the Final Order.

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Notwithstanding the foregoing, FirstService reserves the right, in its sole discretion, without notice to or the approval of the other Parties or the FirstService Shareholders, to amend: (i) the Plan of Arrangement so long as such amendment(s) is not, in the opinion of FirstService (acting reasonably), materially adverse to the other Parties; and (ii) this Agreement to the extent FirstService may reasonably consider such amendment necessary or desirable due to the Tax Ruling and Opinion, the Interim Order or the Final Order. None of the Parties (or their respective Affiliates or Representatives) shall have any liability to the FirstService Shareholders or the other Parties, as applicable, for any amendment made pursuant to the foregoing sentence of this Section 7.1.

7.2                Termination. This Agreement may, at any time before or after the holding of the Meeting but prior to the issue of the Certificate of Arrangement, be unilaterally terminated by FirstService in its sole discretion at any time without the approval of the FirstService Shareholders, New FSV, FSV Holdco or FCRESI and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the absolute discretion of FirstService to elect to unilaterally terminate this Agreement and discontinue efforts to effect the Plan of Arrangement for whatever reason it may consider appropriate. This Agreement will terminate without any further action by the Parties if the Effective Date has not occurred on or before March 30, 2016.

7.3                Effect of Termination. Upon the termination of this Agreement pursuant to Section 7.2 hereof, no Party will have any liability or further obligation to the other Parties hereto or any other Person.

7.4                Limitations of Covenants. None of the covenants of FirstService contained herein shall prevent the Board from: (a) acting in accordance with its view of its fiduciary duties; (b) responding as required by Applicable Law to any unsolicited submission or proposal regarding any acquisition or disposition of its assets or assets of any of its Subsidiaries, or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally involving FirstService or any of its Subsidiaries; or (c) making any disclosure to the FirstService Shareholders, which in the judgment of the Board is required under Applicable Law.

Article 8

GENERAL CONTRACT PROVISIONS

8.1                Notices. All notices and communications sought or, by the terms hereof, required to be given by one Party to another shall be given in writing by personal delivery, by courier service (courier charges fully prepaid), or by telecopier (with transmission confirmed), delivered, addressed or telecopied to such other Party as follows:

(a)	in the case of FirstService, at: 1140 Bay Street, Suite 4000, Toronto, Ontario, Canada M5S 2B4 (Attention: Chief Financial Officer) (Telecopier No.: 416-960-5333);

(b)	in the case of New FSV, at: 1140 Bay Street, Suite 3000, Toronto, Ontario, Canada M5S 2B4 (Attention: Chief Financial Officer) (Telecopier No.: 416-960-5333);

(c)	in the case of FSV Holdco, at: 1140 Bay Street, Suite 3000, Toronto, Ontario, Canada M5S 2B4 (Attention: Chief Financial Officer) (Telecopier No.: 416-960-5333); and

(d)	in the case of FCRESI, at: 1140 Bay Street, Suite 4000, Toronto, Ontario, Canada M5S 2B4 (Attention: Chief Financial Officer) (Telecopier No.: 416-960-5333);

or at such other address and/or telecopier number as may be given by a Party to the others by notice in writing from time to time and such notices or other communications shall be deemed to have been received as follows: (i) if sent by personal delivery, upon delivery; (ii) if transmitted by telecopier on or prior to 5:00 p.m. (local time in the place at which the notice is to be received) on a Business Day, upon the completion of its transmission (and if not transmitted on a Business Day or transmitted after 5:00 p.m. (local time in the place at which the notice is to be received) on a Business Day, then on the first Business Day following the completion of the transmission); or (iii) if sent by courier, on the first Business Day after the date of dispatch. Any notice or other communication sought or, by the terms hereof, required to be given to more than one Party shall be effective only if it is given to all of such Parties in accordance with this Section 8.1 and the date on which such notice or other communication shall be deemed to have been given to and received by all of such Parties shall be the date that it is deemed to have been given to and received by the last of such Parties to receive it in accordance with this Section 8.1.

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8.2                Time of Essence. Time is of the essence of this Agreement and of every part hereof and no extension or variation of this Agreement shall operate as a waiver of this provision.

8.3                Further Assurances. Each of the Parties will from time to time execute and deliver such further documents and instruments and do all acts and things as any other Party may before the Effective Date reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

8.4                Assignment. No Party may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other Parties (which consent will not be unreasonably withheld, conditioned or delayed), provided that no such consent will be required for any Party to assign its rights and obligations under this Agreement and the Arrangement to a corporate successor to such Party or to a purchaser of all or substantially all of the assets of such Party.

8.5                Binding Effect. This Agreement will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns, and specific references to "successors" elsewhere in this Agreement will not be construed to be in derogation of the foregoing.

8.6                Waiver. Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the Party granting the same.

8.7                Limitation on Liability. No Representative of a Party shall have any personal liability whatsoever on behalf of such Party (or any of its Subsidiaries) to any other Party under this Agreement, the Arrangement or any other transactions entered into, or documents delivered, in connection with any of the foregoing. In no event will one Party be liable to any other Party for any special, consequential, indirect, collateral, incidental or punitive damages or lost profits or failure to realize expected savings or other commercial or economic loss of any kind, however caused and on any theory of liability, arising in any way out of this Agreement, whether or not such Person has been advised of the possibility of such damages.

8.8                Invalidity of Provisions. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Applicable Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.9                Entire Agreement. This Agreement, together with the agreements and other documents herein or therein referred to, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect thereto.

8.10            Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein without regard to conflicts of law principles. Each of the Parties agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Ontario, waives any objection which it may have now or later to the venue of that action or proceeding, irrevocably submits to the non-exclusive jurisdiction of those courts in that action or proceeding and agrees to be bound by any judgment of those courts.

8.11            No Third Party Beneficiaries. Except as otherwise provided in Sections 5.1, 6.1, 6.2, 8.4, 8.5 and 8.7, this Agreement is not intended to confer on any Person other than the Parties any rights or remedies.

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8.12            Waiver of Conflict. The Parties acknowledge that each of FirstService, New FSV, FSV Holdco and FCRESI, and their respective Subsidiaries, are currently represented by legal counsel retained by FirstService in connection with the preparation and finalization of this Agreement. Each of FirstService, New FSV, FSV Holdco and FCRESI, on behalf of itself and its respective Subsidiaries, waives any conflict with respect to such common representation that may arise before, at or after the date of this Agreement.

8.13            Execution in Counterparts. This Agreement may be executed in several counterparts, by original or facsimile signature or by or through such other electronic form in which a Party may place or evidence its signature hereon (including an electronic scan of same), each of which so executed shall be deemed to be an original and such counterparts together shall be deemed to be one and the same agreement.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

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IN WITNESS WHEREOF, the Parties have executed this Agreement.

FIRSTSERVICE CORPORATION Per: "John B. Friedrichsen" Name: John B. Friedrichsen Title: Senior Vice President and Chief Financial Officer
NEW FSV CORPORATION Per: "John B. Friedrichsen" Name: John B. Friedrichsen Title: Director
FSV HOLDCO ULC Per: "John B. Friedrichsen" Name: John B. Friedrichsen Title: President and Treasurer
FIRSTSERVICE COMMERCIAL REAL ESTATE SERVICES INC. Per: "John B. Friedrichsen" Name: John B. Friedrichsen Title: Chief Financial Officer

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SCHEDULE "A"

Plan of Arrangement

PLAN OF ARRANGEMENT

UNDER SECTION 182 OF THE

BUSINESS CORPORATIONS ACT (ONTARIO)

Article 2

INTERPRETATION

2.1                Definitions. In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined shall have the meanings ascribed to them below:

"Arrangement" means the arrangement under Section 182 of the OBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the Arrangement Agreement or this Plan of Arrangement, or made at the direction of the Court;

"Arrangement Agreement" means the arrangement agreement made as of the 11th day of March, 2015 among FirstService, New FSV, FSV Holdco and FCRESI (including the schedules thereto), as it may be amended, modified or supplemented from time to time in accordance with its terms;

"Arrangement Resolution" means the special resolution approving this Plan of Arrangement to be considered at the Meeting, to be substantially in the form and content attached as Appendix "A" to the Circular;

"Articles of Arrangement" means the articles of arrangement of FirstService in respect of the Arrangement, to be filed with the Director after the Final Order is made, which shall include this Plan of Arrangement;

"Business Day" means a day, other than a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario, Canada, when banks are generally open for the transaction of business in Toronto, Ontario, Canada;

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director, pursuant to subsection 183(2) of the OBCA, in order to give effect to the Articles of Arrangement;

"Circular" means the management information circular of FirstService relating to, among other things, the Arrangement, including all appendices and schedules thereto, and any information incorporated by reference therein, to be sent to the FirstService Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time;

"Colliers" means the corporation governed by the OBCA continuing following the amalgamation of FirstService and FCRESI pursuant to this Plan of Arrangement;

"Colliers Multiple Voting Shares" means the Multiple Voting Shares in the capital of Colliers (which were previously FirstService New Multiple Voting Shares and which became Multiple Voting Shares in the capital of Colliers pursuant to the amalgamation of FirstService and FCRESI under the Plan of Arrangement);

"Colliers Replacement Stock Options" means the FirstService Replacement Stock Options which become stock options of Colliers pursuant to the amalgamation of FirstService and FCRESI under this Plan of Arrangement;

"Colliers Stock Option Plan" means the FirstService Stock Option Plan which becomes the stock option plan of Colliers pursuant to the amalgamation of FirstService and FCRESI under this Plan of Arrangement;

"Colliers Subordinate Voting Shares" means the Subordinate Voting Shares in the capital of Colliers (which were previously FirstService New Subordinate Voting Shares and which became Subordinate Voting Shares in the capital of Colliers pursuant to the amalgamation of FirstService and FCRESI under the Plan of Arrangement);

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"Court" means the Ontario Superior Court of Justice;

"Director" means the Director appointed pursuant to Section 278 of the OBCA;

"Dissent Rights" has the meaning attributed to such term in subsection 4.1(a);

"Dissenting Shareholders" has the meaning attributed to such term in paragraph 4.1(a)(i);

"Distribution Property" means the common shares in the capital of FSV Holdco owned by FirstService immediately before the Distribution Property Exchange;

"Distribution Property Exchange" has the meaning attributed to such term in subsection 3.1(j);

"Distribution Record Date" means the Business Day immediately prior to the Effective Date;

"Effective Date" means the date shown on the Certificate of Arrangement;

"Effective Time" means 12:01 a.m. (Toronto, Ontario local time) on the Effective Date;

"Eligible Dividend" has the meaning attributed to such term in subsection 89(1) of the Tax Act;

"Eligible Holder" means a FirstService Shareholder, other than a Dissenting Shareholder:

(a)	who is resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act;

(b)	who is a non-resident of Canada for purposes of the Tax Act and whose FirstService Shares constitute "taxable Canadian property" (as such term is defined in the Tax Act) to the holder, provided that any gain realized by the holder on a disposition at fair market value of such shares would not be exempt from tax under the Tax Act by virtue of an applicable Tax Treaty; or

(c)	that is a partnership that owns FirstService Shares if one or more of the partners thereof would be described in either paragraphs (a) or (b) of this definition, above, if such partner held such FirstService Shares directly;

"Encumbrance" means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or right of any third party to acquire or restrict the use of property;

"Exercise Price Proportion" means the fraction A/B, where:

"A" is the Net Fair Market Value of the Distribution Property immediately before the Distribution Property Exchange; and

"B" is the Net Fair Market Value of all property owned by FirstService immediately before the Distribution Property Exchange;

with the foregoing being subject to adjustment, as determined by the board of directors of FirstService, Colliers and/or New FSV, as applicable, in order to ensure that the exercise price of each FirstService Stock Option immediately prior to the Effective Time is fairly and appropriately apportioned among the associated Colliers Replacement Stock Option and New FSV Replacement Stock Option at the Effective Time;

"fair market value" means the highest price available in an open and unrestricted market between informed prudent parties acting at arm's length and under no compulsion to act and contracting for a taxable purchase and sale, expressed in terms of cash;

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"FCRESI" means FirstService Commercial Real Estate Services Inc., a corporation governed by the OBCA;

"FCRESI Arrangements" means the arrangements entered into between FirstService and one or more shareholders and/or optionholders of FCRESI (other than FirstService) and/or under the FCRESI Governance Agreement pursuant to which FirstService will acquire (outside and not as part of this Plan of Arrangement) all of the issued and outstanding shares (and options to acquire shares) of FCRESI it does not own for consideration consisting of FirstService New Subordinate Voting Shares and/or cash and, following the effectiveness of which, FCRESI will be a wholly-owned subsidiary of FirstService;

"FCRESI Governance Agreement" means the amended and restated governance and support agreement made as of the 7th day of August, 2012 between FCRESI and FirstService;

"Final Order" means the final order of the Court approving the Arrangement, as such order may be amended or varied at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended, with or without variation, on appeal;

"FirstService" means FirstService Corporation, a corporation governed by the OBCA;

"FirstService Articles" means the certificate and articles of amalgamation of FirstService effective on April 1, 1999, as amended by the certificate and articles of amendment of FirstService effective on June 27, 2007;

"FirstService Multiple Voting Shares" means the Multiple Voting Shares in the capital of FirstService (that will be re-designated under this Plan of Arrangement as "Class A Multiple Voting Shares");

"FirstService MV Special Shares" means the new series of preference shares in the capital of FirstService created pursuant to this Plan of Arrangement, designated as "Preference Shares, Series MV", and having the rights, privileges, restrictions and conditions set out in Exhibit "I" to this Plan of Arrangement;

"FirstService New Multiple Voting Shares" means the new class of shares in the capital of FirstService created pursuant to this Plan of Arrangement, designated as "Multiple Voting Shares" and having the rights, privileges, restrictions and conditions set out in Exhibit "I" to this Plan of Arrangement;

"FirstService New Subordinate Voting Shares" means the new class of shares in the capital of FirstService created pursuant to this Plan of Arrangement, designated as "Subordinate Voting Shares" and having the rights, privileges, restrictions and conditions set out in Exhibit "I" to this Plan of Arrangement;

"FirstService Redemption Note" has the meaning attributed to such term in subsection 3.1(l);

"FirstService Replacement Stock Option" means an option to acquire a FirstService New Subordinate Voting Share granted and issued by FirstService to a holder of a FirstService Stock Option in accordance with subsection 3.1(d), with the exercise price of each such FirstService Replacement Stock Option determined in accordance with this Plan of Arrangement and the other terms and conditions of each such FirstService Replacement Stock Option determined in accordance with the FirstService Stock Option Plan and any agreements thereunder including, where necessary, appropriate adjustments to any vesting conditions, as such plan and agreements may be amended by the board of directors of FirstService or a committee thereof;

"FirstService Share Exchange" has the meaning attributed to such term in subsection 3.1(e);

"FirstService Shareholders" means, collectively, the holders of FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares;

"FirstService Shares" means, collectively, the FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares;

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"FirstService Stock Option" means an option to acquire a FirstService Subordinate Voting Share granted by FirstService to a director, officer or employee of FirstService or its Subsidiaries pursuant to the FirstService Stock Option Plan, that is outstanding immediately prior to the Effective Time;

"FirstService Stock Option Plan" means the "FirstService Stock Option Plan" of FirstService, as amended and/or restated;

"FirstService Subordinate Voting Shares" means the Subordinate Voting Shares in the capital of FirstService (that will be re-designated under this Plan of Arrangement as "Class A Subordinate Voting Shares");

"FirstService SV Special Shares" means the new series of preference shares in the capital of FirstService created pursuant to this Plan of Arrangement, designated as "Preference Shares, Series SV", and having the rights, privileges, restrictions and conditions set out in Exhibit "I" to this Plan of Arrangement;

"FSV Holdco" means FSV Holdco ULC, an unlimited liability company governed by the Business Corporations Act (British Columbia);

"Interim Order" means the interim order of the Court in respect of the Arrangement as contemplated by Section 2.3 of the Arrangement Agreement, as it may be varied or amended;

"Meeting" means the annual and special meeting of FirstService Shareholders (including any adjournment or postponement thereof) to be called and held in accordance with the Interim Order to consider and, if deemed advisable, to approve the Arrangement Resolution, the Stock Option Plan Resolution and the other matters set out in the notice of meeting accompanying the Circular;

"Nasdaq" means The NASDAQ Stock Market (including any applicable tier thereof);

"Net Fair Market Value" means, in respect of any property, the net fair market value of that property determined on a consolidated basis in accordance with all administrative policies of the Canada Revenue Agency in effect at the time of the FirstService Share Exchange and, in determining Net Fair Market Value, the following principles will apply:

(a)	any tax-related accounts in any corporation (such as deferred income taxes, the balance of non-capital losses and the balance of net capital losses) will not be considered to be property of that corporation;

(b)	the amount of any liability will be its principal amount;

(c)	no amount will be considered to be a liability unless it represents a true legal liability which is capable of quantification;

(d)	the portion of the long-term debt due within one year will be treated as a current liability; and

(e)	liabilities of a corporation will include its respective partnership share of each liability of any partnership of which such corporation is a partner;

"New FSV" means New FSV Corporation, a corporation governed by the OBCA;

"New FSV Multiple Voting Shares" means the shares in the capital of New FSV designated as "Multiple Voting Shares" and having the rights, privileges, restrictions and conditions set out in Exhibit "II" to this Plan of Arrangement;

"New FSV Redemption Note" has the meaning attributed to such term in subsection 3.1(k);

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"New FSV Replacement Stock Option" means an option to acquire a New FSV Subordinate Voting Share granted and issued by New FSV to a holder of a FirstService Stock Option in accordance with subsection 3.1(d), with the exercise price of each such New FSV Replacement Stock Option determined in accordance with this Plan of Arrangement and the other terms and conditions of each such New FSV Replacement Stock Option determined in accordance with the New FSV Stock Option Plan and any agreements thereunder and including, where necessary, appropriate adjustments to any vesting conditions, as such plan or agreements may be amended by the board of directors of New FSV or a committee thereof;

"New FSV Share Exchange" has the meaning attributed to such term in subsection 3.1(h);

"New FSV Special Shares" means the new series of preference shares in the capital of New FSV created pursuant to this Plan of Arrangement, designated as "Preference Shares, Series Special " and having the rights, privileges, restrictions and conditions set out in Exhibit "V" to this Plan of Arrangement;

"New FSV Stock Option Plan" means the "FirstService Stock Option Plan" of New FSV adopted prior to the Effective Date;

"New FSV Subordinate Voting Shares" means the shares in the capital of New FSV designated as "Subordinate Voting Shares" and having the rights, privileges, restrictions and conditions set out in Exhibit "II" to this Plan of Arrangement;

"OBCA" means the Business Corporations Act (Ontario) and the regulations made thereunder, each as amended from time to time;

"Option Exchange" has the meaning attributed to such term in subsection 3.1(d);

"Paid-Up Capital" has the meaning attributed to that term in subsection 89(1) of the Tax Act;

"Person" means and includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unlimited liability company, trustee, executor, administrator, legal representative, government (including any governmental authority) or any other entity, whether or not having legal status;

"Plan of Arrangement" means this plan of arrangement, including its exhibits, as it may be amended, modified or supplemented from time to time in accordance with the terms hereof;

"Prime Rate" means the floating rate of interest established from time to time by The Toronto-Dominion Bank (and reported to the Bank of Canada) as the reference rate of interest The Toronto-Dominion Bank will use to determine rates of interest payable by its borrowers on Canadian dollar commercial loans made by The Toronto-Dominion Bank to such borrowers in Canada and designated by The Toronto-Dominion Bank as its "prime rate";

"Registered Shareholder" means a FirstService Shareholder whose name is set out in the registers of FirstService for the FirstService Subordinate Voting Shares or FirstService Multiple Voting Shares, respectively, maintained by the registrars and transfer agents for such shares;

"Stock Option Plan Resolution" means the ordinary resolution of FirstService Shareholders approving the New FSV Stock Option Plan to be considered at the Meeting;

"Tax Act" means the Income Tax Act (Canada) and the regulations made thereunder, each as amended from time to time;

"Tax Proposals" means all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the Effective Time;

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"Tax Treaty" means any bilateral tax convention to which Canada is a party that is in force as of the Effective Time; and

"TSX" means the Toronto Stock Exchange.

2.2          Construction. In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a)	the division of this Plan of Arrangement into Articles, Sections and subsections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b)	the words "hereunder", "hereof" and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section, subsection, paragraph or subparagraph and references to "Articles", "Sections", "subsections", "paragraphs" and "subparagraphs" are to Articles, Sections, subsections, paragraphs and subparagraphs of this Plan of Arrangement;

(c)	words importing the singular include the plural and vice versa, and words importing any gender include all genders and the neuter;

(d)	the word "including", when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(e)	a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation; and

(f)	if any date on which any action is required to be taken under this Agreement is not a Business Day, such action will be required to be taken on the next succeeding Business Day.

2.3                Currency. Except where otherwise specified, all references to currency herein are to lawful money of the United States of America and "$" and "US$" refer to United States dollars.

2.4                Time. Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Toronto, Ontario, Canada unless otherwise stipulated herein.

2.5                Exhibits. The following exhibits are attached to this Plan of Arrangement and form a part hereof:

Exhibit "I"	–	Amended and New Share Terms of FirstService
Exhibit "II"	–	Share Terms of New FSV
Exhibit "III"	–	Directors of New FSV and Colliers
Exhibit "IV"	–	By-laws of New FSV
Exhibit "V"	–	Terms of New FSV Special Shares

Article 3

ARRANGEMENT AGREEMENT

3.1                Arrangement Agreement. This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur as set forth herein.

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3.2                Binding Effect.

(a)	This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective at, and be binding at and after, the Effective Time on: (i) FirstService, New FSV, FSV Holdco, FCRESI and Colliers; (ii) all FirstService Shareholders (including Dissenting Shareholders); (iii) all holders of FirstService Stock Options; and (iv) the registrars and transfer agents of the securities of FirstService, New FSV, FSV Holdco, FCRESI and Colliers, in each case without any further authorization, act or formality on the part of any Person, except as expressly provided herein.

(b)	The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Section 3.1 has become effective in the sequence and at the times set out therein.

Article 4

ARRANGEMENT

4.1                Arrangement. Commencing at the Effective Time, except as otherwise noted herein, the following shall occur and shall be deemed to occur sequentially, in the following order, without any further act or formality required on the part of any Person:

(a)	no FirstService Stock Options may be exercised or surrendered after the Effective Time;

(b)	the FirstService Shares held by Dissenting Shareholders, who duly exercise their Dissent Rights and who are ultimately entitled to be paid fair value for those FirstService Shares, as described in paragraph 4.1(a)(i), will be deemed to have been transferred to FirstService, with good and marketable title thereto and free and clear of any Encumbrances, and cancelled and will cease to be outstanding at the Effective Time, and such Dissenting Shareholders will cease to have any rights as FirstService Shareholders other than the right to be paid the fair value for their FirstService Shares by FirstService;

(c)	the FirstService Articles will be amended as follows:

(i)	to change the designation of the FirstService Multiple Voting Shares from "Multiple Voting Shares" to "Class A Multiple Voting Shares", with such class of shares having the rights, privileges, restrictions and conditions set out in the FirstService Articles, as amended in accordance with Exhibit "I" to this Plan of Arrangement;

(ii)	to change the designation of the FirstService Subordinate Voting Shares from "Subordinate Voting Shares" to "Class A Subordinate Voting Shares", with such class of shares having the rights, privileges, restrictions and conditions set out in the FirstService Articles, as amended in accordance with Exhibit "I" to this Plan of Arrangement; and

(iii)	to create and authorize the issuance of (in addition to the shares that FirstService is authorized to issue immediately before such amendment) the following new classes or series of shares:

(A)	an unlimited number of FirstService New Multiple Voting Shares;

(B)	an unlimited number of FirstService New Subordinate Voting Shares;

(C)	an unlimited number of FirstService MV Special Shares; and

(D)	an unlimited number of FirstService SV Special Shares;

and the rights, privileges, restrictions and conditions attaching to each such new class or series of shares of FirstService will be as set out in Exhibit "I" to this Plan of Arrangement;

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(d)	concurrently with the FirstService Share Exchange, each holder of a FirstService Stock Option will dispose of the Exercise Price Proportion of such holder's FirstService Stock Options to New FSV and the remaining portion to FirstService and, as the sole consideration therefor:

(i)	New FSV will grant and issue New FSV Replacement Stock Options to the holder under the New FSV Stock Option Plan; and

(ii)	FirstService will grant and issue FirstService Replacement Stock Options to the holder under the FirstService Stock Option Plan;

(the foregoing, collectively, the "Option Exchange") such that, for each FirstService Subordinate Voting Share that the holder would have been entitled to acquire pursuant to a FirstService Stock Option (and the terms of the FirstService Stock Option Plan), the holder will instead be entitled to acquire one FirstService New Subordinate Voting Share pursuant to the corresponding FirstService Replacement Stock Option and one New FSV Subordinate Voting Share pursuant to the corresponding New FSV Replacement Stock Option. A holder of FirstService Stock Options will receive no consideration for the exchange of such FirstService Stock Options pursuant to the Option Exchange other than FirstService Replacement Stock Options and New FSV Replacement Stock Options, and the FirstService Stock Options so exchanged will be cancelled and terminated concurrently with the Option Exchange. The exercise price of a holder's FirstService Stock Options will be allocated to the FirstService Replacement Stock Options and the New FSV Replacement Stock Options acquired by the holder pursuant to the Option Exchange such that an amount equal to the Exercise Price Proportion of such exercise price (rounded up to the nearest whole cent) will be payable by the holder to New FSV under the New FSV Replacement Stock Options and an amount equal to the remainder of such exercise price will be payable by the holder to FirstService under the FirstService Replacement Stock Options. In furtherance of the Option Exchange, the FirstService Stock Option Plan shall be amended and restated to include provisions that provide that each Person that is a director, officer and/or full-time employee of FirstService or any of its subsidiaries who holds a FirstService Stock Option immediately prior to the Effective Time and who will, following the Effective Time, not be a director, officer and/or full-time employee of Colliers or any of its subsidiaries shall, for so long as such Person remains a director, officer and/or full-time employee, as applicable, of New FSV or any of its subsidiaries on or after the Effective Time, be permitted to hold and exercise his or her Colliers Replacement Stock Options in accordance with their terms as though such Person was a director, officer and/or full-time employee, as applicable, of Colliers or any of its subsidiaries;

(e)	each issued and outstanding FirstService Multiple Voting Share and FirstService Subordinate Voting Share held by a FirstService Shareholder (other than a Dissenting Shareholder) will be exchanged concurrently as follows (the "FirstService Share Exchange"):

(i)	each FirstService Multiple Voting Share will be exchanged for one FirstService New Multiple Voting Share and one FirstService MV Special Share; and

(ii)	each FirstService Subordinate Voting Share will be exchanged for one FirstService New Subordinate Voting Share and one FirstService SV Special Share;

and the FirstService Multiple Voting Shares and FirstService Subordinate Voting Shares so exchanged will be cancelled. In connection with the FirstService Share Exchange:

(iii)	FirstService will not make a joint election under the provisions of subsections 85(1) or 85(2) of the Tax Act or under any other provisions of the Tax Act (or corresponding provisions of any applicable provincial or foreign tax legislation) with a FirstService Shareholder;

(iv)	the aggregate amount to be added by FirstService to the stated capital accounts of the FirstService New Multiple Voting Shares and the FirstService MV Special Shares issued on the FirstService Share Exchange shall be an amount equal to the aggregate Paid-Up Capital of the FirstService Multiple Voting Shares (excluding any FirstService Multiple Voting Shares transferred to FirstService pursuant to subsection 3.1(b)) immediately before such exchange and such Paid-Up Capital shall be allocated between the FirstService New Multiple Voting Shares and the FirstService MV Special Shares based on the proportion that the fair market value of the FirstService New Multiple Voting Shares and the FirstService MV Special Shares, as the case may be, is of the fair market value of all of the FirstService New Multiple Voting Shares and the FirstService MV Special Shares issued on such exchange; and

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(v)	the aggregate amount to be added by FirstService to the stated capital accounts of the FirstService New Subordinate Voting Shares and the FirstService SV Special Shares issued on the FirstService Share Exchange shall be an amount equal to the aggregate Paid-Up Capital of the FirstService Subordinate Voting Shares (excluding any FirstService Subordinate Voting Shares transferred to FirstService pursuant to subsection 3.1(b)) immediately before such exchange and such Paid-Up Capital shall be allocated between the FirstService New Subordinate Voting Shares and the FirstService SV Special Shares based on the proportion that the fair market value of the FirstService New Subordinate Voting Shares and the FirstService SV Special Shares, as the case may be, is of the fair market value of all of the FirstService New Subordinate Voting Shares and the FirstService SV Special Shares issued on such exchange;

(f)	concurrently with the issuance of the FirstService New Subordinate Voting Shares and FirstService SV Special Shares pursuant to the FirstService Share Exchange, the FirstService New Subordinate Voting Shares will, outside and not as part of this Plan of Arrangement, continue to be listed and posted for trading on the TSX and Nasdaq (subject to standard listing conditions imposed by the TSX and Nasdaq in similar circumstances) and, for greater certainty, such continued listing will be effective before the Distribution Property Exchange;

(g)	the articles of incorporation of New FSV will be amended to create and authorize the issuance of (in addition to the shares New FSV is authorized to issue immediately before such amendment) an unlimited number of New FSV Special Shares, and the rights, privileges, restrictions and conditions attaching to this new series of shares of New FSV will be as set out in Exhibit "V" to this Plan of Arrangement;

(h)	each issued and outstanding FirstService MV Special Share and FirstService SV Special Share will be transferred concurrently to New FSV, with good and marketable title thereto and free and clear of any Encumbrances, in exchange for the issuance of shares of New FSV as follows (as the sole consideration therefor) (the "New FSV Share Exchange"):

(i)	each FirstService MV Special Share will be transferred in exchange for one New FSV Multiple Voting Share; and

(ii)	each FirstService SV Special Share will be transferred in exchange for one New FSV Subordinate Voting Share.

In connection with the New FSV Share Exchange:

(iii)	if requested by an Eligible Holder within 120 days after the Effective Date, New FSV will jointly elect with such Eligible Holder to have the provisions of subsection 85(1) of the Tax Act (or, in the case of an Eligible Holder that is a partnership, subsection 85(2) of the Tax Act) and the corresponding provisions of any applicable provincial tax legislation apply to such transfer(s) with the agreed amount(s) in such election to be specified by the Eligible Holder (subject to the limitations in the Tax Act and any applicable provincial tax legislation); and

(iv)	New FSV will add the following amounts to the stated capital of its shares:

(A)	with respect to the New FSV Multiple Voting Shares, an amount equal to the aggregate stated capital of the FirstService MV Special Shares so transferred to New FSV, less the amount, if any, by which the aggregate stated capital of the FirstService MV Special Shares that are subject to the elections under subsections 85(1) or 85(2), as the case may be, of the Tax Act exceeds the aggregate agreed amounts specified in such elections; and

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(B)	with respect to the New FSV Subordinate Voting Shares, an amount equal to the aggregate stated capital of the FirstService SV Special Shares so transferred to New FSV, less the amount, if any, by which the aggregate stated capital of the FirstService SV Special Shares that are subject to the elections under subsections 85(1) or 85(2), as the case may be, of the Tax Act exceeds the aggregate agreed amounts specified in such elections;

(i)	concurrently with the issuance of the New FSV Subordinate Voting Shares pursuant to the New FSV Share Exchange, the New FSV Subordinate Voting Shares will, outside and not as part of this Plan of Arrangement, be listed or accepted for trading on the TSX and Nasdaq (subject to standard post-closing listing conditions imposed by the TSX and subject to official notice of issuance by Nasdaq, in each case, in similar circumstances) and, for greater certainty, such listing will be effective before the redemption of the FirstService MV Special Shares and FirstService SV Special Shares pursuant to subsection 3.1(l) and the redemption of the New FSV Special Shares pursuant to subsection 3.1(k);

(j)	FirstService will transfer to New FSV all of the Distribution Property (the "Distribution Property Exchange"), with good and marketable title thereto and free from any Encumbrances, at a price equal to the fair market value of the Distribution Property at the time of the transfer. As the consideration for the Distribution Property so transferred by FirstService to New FSV, New FSV will issue to FirstService 1,000,000 New FSV Special Shares having an aggregate redemption amount, as determined pursuant to the articles of incorporation of New FSV, as amended, equal to the fair market value of the Distribution Property at the time of transfer. In connection with the Distribution Property Exchange:

(i)	New FSV and FirstService will jointly elect to have the provisions of subsection 85(1) of the Tax Act, and the corresponding provisions of any applicable provincial tax legislation, apply to the transfer of the Distribution Property. The agreed amount in respect of such election will be an amount equal to the lesser of: (A) the cost amount (for the purposes of the Tax Act) of the Distribution Property to FirstService immediately before the Distribution Property Exchange; and (B) the fair market value of the Distribution Property at the time of the Distribution Property Exchange;

(ii)	the amount added to the stated capital of the New FSV Special Shares issued by New FSV to FirstService pursuant to the Distribution Property Exchange will be equal to the agreed amount described in paragraph 3.1(j)(i) for the Distribution Property; and

(iii)	as a result of the transfer of the Distribution Property to New FSV, the Net Fair Market Value of the property received by New FSV will be equal to or approximate that proportion of the Net Fair Market Value of all property owned by FirstService immediately before the transfer that:

(A)	the aggregate fair market value of the FirstService MV Special Shares and FirstService SV Special Shares owned by New FSV immediately before the transfer; is of

(B)	the aggregate fair market value of all the issued and outstanding shares of FirstService immediately before the transfer;

(k)	New FSV will redeem for cancellation all of the outstanding New FSV Special Shares held by FirstService for an amount equal to the aggregate redemption amount (as determined pursuant to the articles of incorporation of New FSV, as amended) for such New FSV Special Shares and will issue to FirstService, as the sole consideration therefor, a demand promissory note (the "New FSV Redemption Note") in a principal amount equal to such aggregate redemption amount, and bearing interest at a rate equal to the Prime Rate from the date of demand for payment to the date of payment, in full and absolute payment, satisfaction and discharge of such aggregate redemption amount, with the risk of the New FSV Redemption Note being dishonoured. The amount of any deemed dividend resulting from the application of subsection 84(3) of the Tax Act to the redemption of all of the outstanding New FSV Special Shares is hereby designated by New FSV, to the extent permitted under the Tax Act, as an Eligible Dividend (which designation shall be deemed to have been made at the time of such deemed dividend);

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(l)	FirstService will redeem for cancellation all of the outstanding FirstService MV Special Shares and FirstService SV Special Shares held by New FSV for an amount equal to the aggregate redemption amount (as determined pursuant to the FirstService Articles, as amended) for such FirstService MV Special Shares and FirstService SV Special Shares and will issue to New FSV, as the sole consideration therefor, a demand promissory note (the "FirstService Redemption Note") in a principal amount equal to such aggregate redemption amount, and bearing interest at a rate equal to the Prime Rate from the date of demand for payment to the date of payment, in full and absolute payment, satisfaction and discharge of such aggregate redemption amount, with the risk of the FirstService Redemption Note being dishonoured. The amount of any deemed dividend resulting from the application of subsection 84(3) of the Tax Act to the redemption of all of the outstanding FirstService MV Special Shares and FirstService SV Special Shares is hereby designated by FirstService, to the extent permitted under the Tax Act, as an Eligible Dividend (which designation shall be deemed to have been made at the time of such deemed dividend);

(m)	FirstService will pay the principal amount of the FirstService Redemption Note by transferring to New FSV the New FSV Redemption Note, and the New FSV Redemption Note will be accepted by New FSV in full and absolute payment, satisfaction and discharge of FirstService's obligations under the FirstService Redemption Note. Simultaneously, New FSV will pay the principal amount of the New FSV Redemption Note by transferring to FirstService the FirstService Redemption Note, and the FirstService Redemption Note will be accepted by FirstService in full and absolute payment, satisfaction and discharge of New FSV's obligations under the New FSV Redemption Note. Each of the FirstService Redemption Note and the New FSV Redemption Note will thereupon be cancelled;

(n)	the FirstService Articles, as amended, will be amended as follows:

(i)	to change its name from "FirstService Corporation" to "Colliers International Group Inc."; and

(ii)	to remove all of the FirstService MV Special Shares, FirstService SV Special Shares, FirstService Multiple Voting Shares, FirstService Subordinate Voting Shares, Series 1 Preference Shares of FirstService and 7% Cumulative Preference Shares, Series 1 of FirstService from the authorized capital of FirstService (and to remove all references to the FirstService MV Special Shares, FirstService SV Special Shares, FirstService Multiple Voting Shares, FirstService Subordinate Voting Shares, Series 1 Preference Shares of FirstService and 7% Cumulative Preference Shares, Series 1 of FirstService), such that, following such amendment, FirstService will be authorized to issue an unlimited number of FirstService New Subordinate Voting Shares, an unlimited number of FirstService New Multiple Voting Shares and an unlimited number of preference shares, issuable in one or more series;

(o)	the articles of New FSV will be amended as follows:

(i)	to change its name from "New FSV Corporation" to "FirstService Corporation"; and

(ii)	to remove all of the New FSV Special Shares from the authorized capital of New FSV (and to remove all references to the New FSV Special Shares), such that, following such amendment, New FSV will be authorized to issue an unlimited number of New FSV Subordinate Voting Shares, an unlimited number of New FSV Multiple Voting Shares and an unlimited number of preference shares, issuable in one or more series, and the rights, privileges, restrictions and conditions attaching to each class of shares of New FSV will be as set out in Exhibit "II" to this Plan of Arrangement;

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(p)	the number of directors of New FSV shall be six (6) and the directors of New FSV will be those Persons listed in Part A of Exhibit "III" to this Plan of Arrangement;

(q)	the directors of New FSV will have the authority to appoint one or more additional directors of New FSV, who will hold office for a term expiring not later than the close of the next annual meeting of shareholders of New FSV, but the total number of directors so appointed may not exceed one third of the number of Persons who become directors of New FSV as contemplated by subsection 3.1(p);

(r)	the by-laws of New FSV will be the by-laws set out in Exhibit "IV" to this Plan of Arrangement, and such by-laws are hereby deemed to have been confirmed by the shareholders of New FSV;

(s)	PricewaterhouseCoopers LLP will be the initial auditors of New FSV, to hold office until the close of the first annual meeting of shareholders of New FSV, or until PricewaterhouseCoopers LLP resigns as contemplated by Section 150 of the OBCA or are removed from office as contemplated by subsection 149(4) of the OBCA, and the directors of New FSV will be authorized to fix their remuneration;

(t)	New FSV will resolve to voluntarily dissolve FSV Holdco in accordance with Part 10 of the Business Corporation Act (British Columbia) and subsection 88(1) of the Tax Act, and in connection therewith:

(i)	all of the rights, title and interest of FSV Holdco in and to all of its property, assets and business of every kind and nature, real and personal, both tangible and intangible, and movable and immovable, wherever situate shall be transferred and assigned to New FSV; and

(ii)	New FSV shall assume and become liable to pay, satisfy, discharge and observe, perform and fulfill all of the liabilities and obligations of FSV Holdco;

(u)	the FCRESI Arrangements shall, outside and not as part of this Plan of Arrangement, become effective and the FCRESI Governance Agreement shall be terminated and be of no further force and effect;

(v)	the amount standing to the credit of the stated capital account maintained by FCRESI in respect of all of its issued and outstanding shares shall be reduced to the sum of One Dollar ($1.00), in aggregate;

(w)	FirstService and FCRESI shall be amalgamated and continued as one corporation as if, except as otherwise set forth herein, the amalgamation was carried out pursuant to subsection 177(1) of the OBCA to form Colliers in accordance with the following:

(i)	Name: the name of Colliers shall be "Colliers International Group Inc.";

(ii)	Registered Office: the registered office of Colliers shall be 1140 Bay Street, Suite 4000, Toronto, Ontario, Canada M5S 2B4;

(iii)	Number of Directors: the number of directors of Colliers shall consist of a minimum number of three (3) directors and a maximum number of twenty (20) directors. Until changed by the shareholders of Colliers, or by the directors of Colliers if authorized to do so, the number of directors of Colliers shall be six (6);

(iv)	Initial Directors: the initial directors of Colliers shall be those Persons listed in Part B of Exhibit "III" to this Plan of Arrangement and such Persons shall hold office until the next annual meeting of the shareholders of Colliers or until their successors are elected or appointed;

(v)	Restrictions on Business and Powers: there shall be no restrictions on the business Colliers may carry on or on the powers it may exercise;

(vi)	Authorized Capital and Rights, Privileges, Restrictions and Conditions: Colliers shall be authorized to issue:

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(A)	an unlimited number of Colliers Subordinate Voting Shares having the rights, privileges, restrictions and conditions set out in Exhibit "I" to this Plan of Arrangement in respect of the FirstService New Subordinate Voting Shares;

(B)	an unlimited number of Colliers Multiple Voting Shares having the rights, privileges, restrictions and conditions set out in Exhibit "I" to this Plan of Arrangement in respect of the FirstService New Multiple Voting Shares; and

(C)	an unlimited number of "Preference Shares", issuable in one or more series, having the rights, privileges, restrictions and conditions set out in Exhibit "I" to this Plan of Arrangement;

(vii)	Restrictions on the Issue, Transfer or Ownership of Shares: there shall be no restrictions on the issue, transfer or ownership of shares of Colliers;

(viii)	By-laws: the by-laws of Colliers shall be the by-laws of FirstService, mutatis mutandis;

(ix)	Effect of Amalgamation: the provisions of section 179 of the OBCA shall apply to the amalgamation with the result that:

(A)	FirstService and FCRESI cease to exist as entities separate from Colliers;

(B)	Colliers possesses all the property, rights, privileges and franchises and is subject to all liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of each of FirstService and FCRESI;

(C)	a conviction against, or ruling, order or judgment in favour of or against FirstService or FCRESI may be enforced by or against Colliers; and

(D)	Colliers shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against FirstService or FCRESI before the amalgamation has become effective;

(x)	Articles: the Articles of Arrangement shall be deemed to be the articles of amalgamation and articles of incorporation of Colliers and the Certificate of Arrangement shall be deemed to be the certificate of amalgamation and certificate of incorporation of Colliers;

(xi)	Auditors: PricewaterhouseCoopers LLP will be the initial auditors of Colliers, to hold office until the close of the first annual meeting of shareholders of Colliers, or until PricewaterhouseCoopers LLP resigns as contemplated by Section 150 of the OBCA or are removed from office as contemplated by subsection 149(4) of the OBCA, and the directors of Colliers will be authorized to fix their remuneration;

(xii)	Cancellation and Continuation of Shares: on the amalgamation:

(A)	each issued and outstanding Class A Common Share and Class B Common Share in the capital of FCRESI held by FirstService shall be cancelled without any repayment of capital in respect thereof;

(B)	no securities will be issued and no assets will be distributed by Colliers in connection with the amalgamation; and

(C)	the issued and outstanding FirstService New Subordinate Voting Shares and FirstService New Multiple Voting Shares shall survive and become, and continue on as, Colliers Subordinate Voting Shares and Colliers Multiple Voting Shares, respectively, without amendment; and

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(xiii)	Stated Capital: the stated capital of:

(A)	the Colliers Subordinate Voting Shares will be an amount equal to the stated capital of the FirstService New Subordinate Voting Shares; and

(B)	the Colliers Multiple Voting Shares will be an amount equal to the stated capital of the FirstService New Multiple Voting Shares; and

(x)	concurrently with the continuation of the Colliers Subordinate Voting Shares pursuant to subparagraph 3.1(w)(xii)(C):

(i)	the Colliers Subordinate Voting Shares will, outside and not as part of this Plan of Arrangement, continue be listed and posted for trading on the TSX and Nasdaq (subject to standard listing conditions imposed by the TSX and Nasdaq in similar circumstances); and

(ii)	each outstanding FirstService Replacement Stock Option will become a Colliers Replacement Stock Option entitling the holder thereof to acquire the same number of Colliers Subordinate Voting Shares, and the FirstService Stock Option Plan will become the Colliers Stock Option Plan, with all of the other terms and conditions of, and restrictions on, the Colliers Replacement Stock Options, including exercise price, vesting conditions and exercise or surrender restrictions, being the same as the FirstService Replacement Stock Options.

4.2                Determinations of Stated Capital. All amounts of stated capital for purposes of the OBCA to be determined under this Plan of Arrangement will be determined in accordance with the authorization of the board of directors of the applicable corporation, subject to the limitations in this Plan of Arrangement.

Article 5

DISSENT RIGHTS

5.1                Rights of Dissent.

(a)	Pursuant to the Interim Order, Registered Shareholders may exercise rights of dissent in accordance with Section 185 of the OBCA, as same may be modified by this Article 4, the Interim Order and any other order of the Court ("Dissent Rights"), with respect to FirstService Shares in connection with the Arrangement, provided that, notwithstanding Section 185 of the OBCA, the written notice setting forth the objection of such Registered Shareholder to the Arrangement contemplated by Section 185 of the OBCA and the exercise of Dissent Rights must be received by FirstService not later than 5:00 p.m. (Toronto, Ontario local time) on the second Business Day preceding the date of the Meeting or any date to which the Meeting may be postponed or adjourned and provided further that Registered Shareholders who duly exercise such Dissent Rights and who:

(i)	are ultimately entitled to be paid fair value for their FirstService Shares ("Dissenting Shareholders"), which fair value shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution is adopted, shall be paid by FirstService the amount therefor determined to be the fair value of such FirstService Shares; and

(ii)	are ultimately not entitled, for any reason, to be paid fair value for their FirstService Shares shall be deemed to have participated in the Arrangement, commencing at the Effective Time, on the same basis as a non-dissenting FirstService Shareholder and shall be entitled to receive only the consideration contemplated in Section 3.1 that such FirstService Shareholder would have received pursuant to the Arrangement if such FirstService Shareholder had not exercised Dissent Rights.

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(b)	In no circumstances shall FirstService, New FSV, Colliers or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a Registered Shareholder of the FirstService Shares in respect of which such rights are sought to be exercised.

(c)	For greater certainty, in no case shall FirstService, New FSV, Colliers or any other Person be required to recognize Dissenting Shareholders as holders of FirstService Shares (or as the holder of any securities of FirstService, New FSV, Colliers or any of their respective subsidiaries) after the time that is immediately prior to the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the registers of FirstService Shareholders as at such time. In addition to any other restrictions under Section 185 of the OBCA and for greater certainty, none of the following shall be entitled to exercise Dissent Rights:

(i)	holders of FirstService Stock Options (in relation to the FirstService Stock Options so held); and

(ii)	FirstService Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution; and

(d)	All payments made to a Dissenting Shareholder in accordance with this Article 4 will be subject to, and paid net of, all applicable withholding taxes.

Article 6

SHARES

6.1                Registers of Holders.

(a)	Upon the exchange of the FirstService Multiple Voting Shares pursuant to paragraph 3.1(e)(i), the name of each relevant FirstService Shareholder will be deemed to be removed from the register of holders of FirstService Multiple Voting Shares and will be deemed to be added to the registers of holders of FirstService New Multiple Voting Shares and FirstService MV Special Shares as the holder of the number of FirstService New Multiple Voting Shares and FirstService MV Special Shares, respectively, issued to such FirstService Shareholder. Upon the cancellation of the FirstService Multiple Voting Shares pursuant to paragraph 3.1(e)(i), appropriate entries will be made in the register of holders of FirstService Multiple Voting Shares.

(b)	Upon the exchange of the FirstService Subordinate Voting Shares pursuant to paragraph 3.1(e)(ii), the name of each relevant FirstService Shareholder will be deemed to be removed from the register of holders of FirstService Subordinate Voting Shares and will be deemed to be added to the registers of holders of FirstService New Subordinate Voting Shares and FirstService SV Special Shares as the holder of the number of FirstService New Subordinate Voting Shares and FirstService SV Special Shares, respectively, issued to such FirstService Shareholder. Upon the cancellation of the FirstService Subordinate Voting Shares pursuant to paragraph 3.1(e)(ii), appropriate entries will be made in the register of holders of FirstService Subordinate Voting Shares.

(c)	Upon the transfer of the FirstService MV Special Shares pursuant to paragraph 3.1(h)(i):

(i)	the name of each relevant FirstService Shareholder will be deemed to be removed from the register of holders of FirstService MV Special Shares and will be deemed to be added to the register of holders of New FSV Multiple Voting Shares; and

(ii)	New FSV will be deemed to be recorded as the registered holder of the FirstService MV Special Shares on the register of holders of FirstService MV Special Shares and will be deemed to be the legal and beneficial owner thereof.

(d)	Upon the transfer of the FirstService SV Special Shares pursuant to paragraph 3.1(h)(ii):

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(i)	the name of each relevant FirstService Shareholder will be deemed to be removed from the register of holders of FirstService SV Special Shares and will be deemed to be added to the register of holders of New FSV Subordinate Voting Shares; and

(ii)	New FSV will be deemed to be recorded as the registered holder of the FirstService SV Special Shares on the register of holders of FirstService SV Special Shares and will be deemed to be the legal and beneficial owner thereof.

(e)	Upon the transfer of the Distribution Property pursuant to subsection 3.1(j):

(i)	FirstService will be deemed to be removed from the register of holders of common shares in the capital of FSV Holdco and will be deemed to be added to the register of holders of New FSV Special Shares; and

(ii)	New FSV will be deemed to be recorded as the registered holder of all common shares in the capital of FSV Holdco on the register of holders of common shares in the capital of FSV Holdco and will be deemed to be the legal and beneficial owner thereof.

(f)	Upon the redemption of the New FSV Special Shares pursuant to subsection 3.1(k), FirstService will be deemed to be removed from the register of holders of New FSV Special Shares and appropriate entries will be made in the register of holders of New FSV Special Shares.

(g)	Upon the redemption of the FirstService MV Special Shares and FirstService SV Special Shares pursuant to subsection 3.1(l), New FSV will be deemed to be removed from the registers of holders of FirstService MV Special Shares and FirstService SV Special Shares and appropriate entries will be made in the registers of holders of FirstService MV Special Shares and FirstService SV Special Shares.

(h)	Upon the FCRESI Arrangements becoming, outside and not as part of this Plan of Arrangement, effective pursuant to subsection 3.1(u), appropriate entries will be made in the register of holders of FirstService New Subordinate Voting Shares in respect of any FirstService New Subordinate Voting Shares issued in connection therewith.

(i)	Upon the amalgamation of FirstService and FCRESI pursuant to subsection 3.1(w):

(i)	the register of holders of FirstService New Multiple Voting Shares will be deemed to be the register of holders of Colliers Multiple Voting Shares; and

(ii)	the register of holders of FirstService New Subordinate Voting Shares will be deemed to be the register of holders of Colliers Subordinate Voting Shares.

6.2                Deemed Fully Paid and Non-Assessable Shares. All FirstService New Multiple Voting Shares, FirstService New Subordinate Voting Shares, FirstService MV Special Shares, FirstService SV Special Shares, New FSV Multiple Voting Shares, New FSV Subordinate Voting Shares, New FSV Special Shares, Colliers Multiple Voting Shares and Colliers Subordinate Voting Shares issued pursuant hereto will be deemed to be or have been validly issued and outstanding as fully paid and non-assessable shares for all purposes of the OBCA.

Article 7

DELIVERY OF CONSIDERATION

7.1                Entitlement to Share Certificates and Payments.

(a)	Upon the Arrangement becoming effective, from and including the Effective Date to and including the Distribution Record Date, share certificates previously representing FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares that were exchanged in accordance with the provisions of this Plan of Arrangement will represent the Colliers Subordinate Voting Shares, Colliers Multiple Voting Shares, New FSV Subordinate Voting Shares and New FSV Multiple Voting Shares to be issued to FirstService Shareholders under this Plan of Arrangement.

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(b)	As soon as practicable after the Distribution Record Date, there will be delivered to each FirstService Shareholder of record at the close of business on the Distribution Record Date certificates representing New FSV Subordinate Voting Shares and New FSV Multiple Voting Shares to which such holder is entitled pursuant to the provisions of this Plan of Arrangement.

(c)	The certificates representing the FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares will be deemed, for all purposes from and after the Effective Time, to be certificates representing the Colliers Subordinate Voting Shares and Colliers Multiple Voting Shares, and accordingly, no new certificates will be issued representing such Colliers Subordinate Voting Shares and Colliers Multiple Voting Shares.

(d)	Share certificates representing New FSV Subordinate Voting Shares and New FSV Multiple Voting Shares will be sent to FirstService Shareholders by first class mail at the most recent address for each FirstService Shareholder on the lists of registered FirstService Shareholders maintained by the registrars and transfer agents for the FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares, respectively.

(e)	No certificates will be issued for shares that are issued and subsequently cancelled in accordance with the provisions of this Plan of Arrangement.

(f)	If any certificate which immediately prior to the Effective Time represented an interest in outstanding FirstService Subordinate Voting Shares and/or FirstService Multiple Voting Shares that were exchanged for Colliers Subordinate Voting Shares, Colliers Multiple Voting Shares, New FSV Subordinate Voting Shares and New FSV Multiple Voting Shares, as applicable, pursuant to the provisions of this Plan of Arrangement has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to have been lost, stolen or destroyed, the registrars and transfer agents for the FirstService Subordinate Voting Shares and/or FirstService Multiple Voting Shares, as applicable, will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of FirstService/Colliers and New FSV and their respective transfer agents, which bond is in form and substance satisfactory to each of FirstService/Colliers and New FSV and their respective transfer agents, or shall otherwise indemnify FirstService/Colliers and New FSV and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

(g)	All dividends or other distributions, if any, made with respect to any New FSV Subordinate Voting Shares and New FSV Multiple Voting Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the applicable transfer agent thereof to be held by the applicable transfer agent thereof in trust for the registered holder thereof. The applicable transfer agent shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the applicable transfer agent in such form as the applicable transfer agent may reasonably require, such dividends and distributions to which such holder is entitled, net of applicable withholding and other taxes.

7.2                Withholding Rights. Each of FirstService, New FSV and Colliers (and their transfer agents on their behalf) shall be entitled to deduct and withhold from amounts payable under this Plan of Arrangement such amounts as each of FirstService, New FSV and Colliers (and their transfer agents on their behalf) is required to deduct and withhold with respect to such payment under the Tax Act or any provision of any applicable federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the recipient of the payment in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted in accordance with applicable law to the appropriate taxing authority.

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7.3                Restatement of Articles. Outside and not as part of this Plan of Arrangement, the articles of: (a) Colliers may be restated to reflect the amendments made thereto pursuant to this Plan of Arrangement and such amended and restated articles may be filed by Colliers with the Director pursuant to the OBCA; and (b) New FSV may be restated to reflect the amendments made thereto pursuant to this Plan of Arrangement and such amended and restated articles may be filed by New FSV with the Director pursuant to the OBCA.

7.4                No Encumbrances. Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances, except for claims of the transferring or exchanging securityholder to be paid the consideration payable to such securityholder pursuant to the terms of this Plan of Arrangement.

7.5                Paramountcy. From and after the Effective Time: (a) this Plan of Arrangement shall apply to any and all FirstService Shares and FirstService Stock Options issued prior to the Effective Time; (b) the rights and obligations of the Registered Shareholders and holders of FirstService Stock Options and FirstService, New FSV, Colliers and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any FirstService Shares or FirstService Stock Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

Article 8

AMENDMENTS

8.1                Amendments to Plan of Arrangement.

(a)	This Plan of Arrangement may at any time and from time to time whether before or after the Interim Order or the Final Order, but not later than the Effective Date, be amended, modified or supplemented unilaterally by FirstService, provided that each such amendment, modification or supplement is contained in a written document which is filed with the Court and, if made following the Meeting, is approved by the Court and communicated to any Persons in the manner required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by FirstService at any time prior to or at the Meeting with or without any other prior notice or communication to any other Persons (other than as may be required under the Interim Order) and, if so proposed and accepted by the FirstService Shareholders voting at the Meeting, will become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the Meeting will be effective only if it is consented to by FirstService and, if required by the Court, is communicated and/or consented to by the FirstService Shareholders in the manner directed by the Court.

(d)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

(e)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date by Colliers and New FSV without the approval of the Court, the shareholders of Colliers or the shareholders of New FSV, provided that it concerns a matter which, in the reasonable opinion of Colliers and New FSV, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder or former holder of FirstService Shares, Colliers Subordinate Voting Shares, Colliers Multiple Voting Shares, New FSV Subordinate Voting Shares or New FSV Multiple Voting Shares.

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Article 9

FURTHER ASSURANCES

9.1                Further Assurances. Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them to further document or evidence any of the transactions or events set out herein.

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EXHIBIT "I"

TO PLAN OF ARRANGEMENT

AMENDED AND NEW SHARE TERMS OF FIRSTSERVICE

Share terms attaching to the FirstService Subordinate Voting Shares (as amended), FirstService New Subordinate Voting Shares, FirstService Multiple Voting Shares (as amended), Preference Shares (existing), FirstService New Multiple Voting Shares, FirstService SV Special Shares and FirstService MV Special Shares at the time of the Amendments Contemplated in Subsection 3.1(c) of the Plan of Arrangement

Capitalized terms used herein without definition have the meanings given to them in the Plan of Arrangement or the applicable articles of the entity being referred to.

FirstService Subordinate Voting Shares,

FirstService Multiple Voting Shares and Preference Shares

A.	The FirstService Articles are hereby amended by replacing Section 2.01 thereof in its entirety with the following:

2.01 The holders of the Class A Subordinate Voting Shares shall be entitled to receive notice of, to attend and speak at and to vote at any meeting of the shareholders of the Corporation, other than a meeting of the holders of another class as such or the holders of a series of shares of another class as such, and at such meeting shall have two (2) votes for each Class A Subordinate Voting Share held.

B.	The FirstService Articles are hereby amended by replacing Section 3.01 thereof in its entirety with the following:

3.01 The holders of the Class A Multiple Voting Shares shall be entitled to receive notice of, and to attend and speak at and vote at any meeting of the shareholders of the Corporation, other than a meeting of the holders of shares of another class as such or of the holders of a series of shares of another class as such, and at such meeting shall have forty (40) votes for each Class A Multiple Voting Share held.

C.	Section 1.00 of the FirstService Articles, and the terms of the Preference Shares, are hereby confirmed as follows:

1.00 THE PREFERENCE SHARES

1.01 The Preference Shares may at any time or from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by the board of directors of the Corporation. The directors shall by resolution fix, from time to time, before the issue of any series of Preference Shares, the designation, preferences, rights, restrictions, conditions, limitations, priorities as to payment of dividends and/or distribution on liquidation, dissolution or winding-up, or prohibitions attaching thereto including, without limiting the generality of the foregoing, the provision of a purchase fund, the right of the Corporation to purchase such shares for cancellation, the rate of preferential dividends, the dates of payment thereof, the date or dates from which any such preferential dividends shall accrue, redemption rights including purchase or redemption price, terms and conditions of redemption, conversion rights and any sinking fund or other provisions, and authorize the issuance thereof.

1.02 The directors before the issue of any Preference Shares of a series shall file with the Director appointed under the Business Corporations Act (Ontario) or any successor statute of the Province of Ontario which is from time to time in force (the "Act"), Articles of Amendment designating such series and specifying the number, designation, preferences, rights, restrictions, conditions, limitations, priorities as to payment of dividends and/or distribution on liquidation, dissolution or winding-up, and prohibitions attached thereto, and shall obtain a certificate from the Director with respect thereto.

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1.03 The Preference Shares of each series shall be entitled to preference over the Subordinate Voting Shares, the Multiple Voting Shares and any other shares ranking junior to the Preference Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and may also be given such other preferences over the Subordinate Voting Shares, the Multiple Voting Shares and any other shares ranking junior to the Preference Shares as may be determined with respect to the respective series authorized to be issued.

1.04 The holders of the Preference Shares shall not be entitled as such, except as required by law, to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting, but shall be entitled to receive notice of meetings of shareholders of the Corporation called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof.

FirstService New Subordinate Voting Shares

and FirstService New Multiple Voting Shares

D.	The FirstService Articles are hereby amended by inserting the following as new Sections 9.00, 10.00, 11.00, 12.00 and 13.00:

9.00            SUBORDINATE VOTING SHARES

9.01            The holders of the Subordinate Voting Shares shall be entitled to receive notice of, to attend and speak at and to vote at any meeting of the shareholders of the Corporation, other than a meeting of the holders of another class as such or the holders of a series of shares of another class as such, and at such meeting shall have one (1) vote for each Subordinate Voting Share held.

9.02            Subject to any provisions of the Business Corporations Act (Ontario) or any successor statute of the Province of Ontario which is from time to time in force (the "Act") and to applicable securities laws and the by-laws, regulations or policies of any stock exchange upon which the Subordinate Voting Shares may then be listed, all or any part of the Subordinate Voting Shares which are then outstanding shall be purchasable for cancellation by the Corporation at any time, in the open market, by private contract or otherwise, at the lowest price at which, in the opinion of the directors, such shares are obtainable.

9.03            The Subordinate Voting Shares shall not be redeemable by the Corporation.

9.04            If the Act would in effect require in the absence of this Section 9.04 that an amendment to the Articles of the Corporation to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to any of the Subordinate Voting Shares, or to create special shares ranking in priority to or on a parity with the Subordinate Voting Shares, be confirmed in writing by the holders of 100% or any lesser percentage of the then outstanding Subordinate Voting Shares, then in lieu of such confirmation in writing, such confirmation may be given by at least two-thirds of the votes cast at a meeting of the holders of the Subordinate Voting Shares duly called for that purpose and, at such meeting, each holder of Subordinate Voting Shares shall be entitled to one vote for each Subordinate Voting Share held.

9.05            The holders of the Subordinate Voting Shares shall not have any right to vote separately upon any proposal to amend the Articles of the Corporation to:

(1)	increase any maximum number of authorized shares of any class or series having rights or privileges equal or superior to the Subordinate Voting Shares; or

(2)	create a new class of shares equal or superior to the Subordinate Voting Shares.

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9.06

(1)	For the purposes of this Section 9.06:

(a)	"affiliate" has the meaning assigned by the Securities Act (Ontario) as amended from time to time;

(b)	"associate" has the meaning assigned by the Securities Act (Ontario) as amended from time to time;

(c)	"Conversion Period" means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

(d)	"Converted Shares" means Multiple Voting Shares resulting from the conversion of Subordinate Voting Shares into Multiple Voting Shares pursuant to subsection 9.06(2);

(e)	"Exclusionary Offer" means an offer to purchase Multiple Voting Shares that:

(i)	must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Multiple Voting Shares are listed, be made to all or substantially all holders of Multiple Voting Shares who are in a province of Canada to which the requirement applies;

(ii)	is not made concurrently with an offer to purchase Subordinate Voting Shares that is identical to the offer to purchase Multiple Voting Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Offeror and, in all other material respects, that has no condition attached other than the right not to take up and pay for shares tendered if no shares are tendered pursuant to the offer for Multiple Voting Shares, and, for the purposes of this definition, if an offer to purchase Multiple Voting Shares is not an Exclusionary Offer as defined above but would be an Exclusionary Offer if it were not for clause 9.06(1)(e)(ii), the varying of any term of such offer shall be deemed to constitute the making of a new offer unless an identical variation concurrently is made to the corresponding offer to purchase Subordinate Voting Shares;

(f)	"Expiry Date" means the last date upon which holders of Multiple Voting Shares may accept an Exclusionary Offer;

(g)	"Offer Date" means the date on which an Exclusionary Offer is made;

(h)	"Offeror" means a person or company that makes an offer to purchase Multiple Voting Shares (the "bidder"), and includes any associate or affiliate of the bidder or any person or company that is disclosed in the offering document to be acting jointly or in concert with the bidder; and

(i)	"transfer agent" means the transfer agent for the time being of the Multiple Voting Shares.

(2)	Subject to subsection 9.06(5), if an Exclusionary Offer is made, each outstanding Subordinate Voting Share shall be convertible into one Multiple Voting Share at the option of the holder during the Conversion Period. The conversion right may be exercised by notice in writing given to the transfer agent accompanied by the share certificate or certificates representing the Subordinate Voting Shares which the holder desires to convert, and such notice shall be executed by such holder, or by his attorney duly authorized in writing, and shall specify the number of Subordinate Voting Shares which the holder desires to have converted. The holder shall pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt by the transfer agent of such notice and share certificate or certificates, the Corporation shall issue a share certificate representing fully-paid Multiple Voting Shares as above prescribed and in accordance with subsection 9.06(4). If less than all of the Subordinate Voting Shares represented by any share certificate are to be converted, the holder shall be entitled to receive a new share certificate representing in the aggregate the number of Subordinate Voting Shares represented by the original share certificate which are not to be converted.

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(3)	An election by a holder of Subordinate Voting Shares to exercise the conversion right provided for in subsection 9.06(2) shall be deemed to also constitute an irrevocable election by such holder to deposit the Converted Shares pursuant to the Exclusionary Offer (subject to such holder's right to subsequently withdraw the shares from the offer) and to exercise the right to convert into Subordinate Voting Shares all Converted Shares in respect of which such holder exercises his right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately taken up under the Exclusionary Offer. Any conversion into Subordinate Voting Shares, pursuant to such deemed election, of Converted Shares in respect of which the holder exercises his right of withdrawal from the Exclusionary Offer shall become effective at the time such right of withdrawal is exercised. If the right of withdrawal is not exercised, any conversion into Subordinate Voting Shares pursuant to such deemed election shall become effective:

(a)	in respect of an Exclusionary Offer which is completed, immediately following the time by which the Offeror is required by applicable securities legislation to take up and pay for all shares to be acquired by the Offeror under the Exclusionary Offer; and

(b)	in respect of an Exclusionary Offer which is abandoned or withdrawn, at the time at which the Exclusionary Offer is abandoned or withdrawn.

(4)	No share certificates representing Converted Shares shall be delivered to the holders of the shares before such shares are deposited pursuant to the Exclusionary Offer; the transfer agent, on behalf of the holders of the Converted Shares, shall deposit pursuant to the Exclusionary Offer a certificate or certificates representing the Converted Shares. Upon completion of the Offer, the transfer agent shall deliver to the holders entitled thereto all consideration paid by the Offeror pursuant to the offer. If Converted Shares are converted into Subordinate Voting Shares pursuant to subsection 9.06(3), the transfer agent shall deliver to the holders entitled thereto share certificates representing the Subordinate Voting Shares representing the Subordinate Voting Shares resulting from the conversion. The Corporation shall make all arrangements with the transfer agent necessary or desirable to give effect to this sub-paragraph.

(5)	Subject to subsection 9.06(6), the conversion right provided for in subsection 9.06(2) shall not come into effect if:

(a)	prior to the time at which the Exclusionary Offer is made there is delivered to the transfer agent and to the Secretary of the Corporation a certificate or certificates signed by or on behalf of one or more shareholders of the Corporation owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Multiple Voting Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such shareholder, that such shareholder shall not:

(i)	accept any Exclusionary Offer without giving the transfer agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date;

(ii)	make any Exclusionary Offer;

(iii)	act jointly or in concert with any person or company that makes any Exclusionary Offer; or

(iv)	transfer any Multiple Voting Shares, directly or indirectly, during the time at which any Exclusionary. Offer is outstanding without giving the transfer agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Multiple Voting Shares transferred or to be transferred to each transferee; or

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(b)	within seven days after the Offer Date there is delivered to the transfer agent and to the Secretary of the Corporation a certificate or certificates signed by or on behalf of one or more shareholders of the Corporation owning in the aggregate more than 50% of the then outstanding Multiple Voting Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such shareholder:

(i)	the number of Multiple Voting Shares owned by the shareholder;

(ii)	that such shareholder is not making the offer and is not an associate or affiliate of, or acting jointly or in concert with, the person or company making the offer;

(iii)	that such shareholder shall not accept the offer, including any varied form of the offer, without giving the transfer agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date; and

(iv)	that such shareholder shall not transfer any Multiple Voting Shares, directly or indirectly, prior to the Expiry Date without giving the transfer agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of. Multiple Voting Shares transferred or to be transferred to each transferee if this information is known to the transferor.

(6)	If notice referred to in clause 9.06(5)(a)(i), 9.06(5)(a)(iv), 9.06(5)(b)(iii) or 9.06(5)(b)(iv) is given and the conversion right provided for in subsection 9.06(2) has not come into effect, the transfer agent shall either forthwith upon receipt of the notice or forthwith after the seventh day following the Offer Date, whichever is later, make a determination as to whether there are subsisting certifications that comply with either paragraph 9.06(5)(a) or 9.06(5)(b) from shareholders of the Corporation who own in the aggregate more than 50% of the then outstanding Multiple Voting Shares, exclusive of shares owned immediately prior to the offer by the Offeror. For the subject of such notice shall be deemed to have taken place at the time of the determination, and the shares that are the subject of such notice shall be deemed to have been transferred to a person or company from whom the transfer agent has not received such a certification unless the transfer agent is otherwise advised either by such notice or by the transferee in writing. If the transfer agent determines that there are not such subsisting certifications, subsection 9.06(5) shall cease to apply and the conversion right provided for in subsection 9.06(2) shall be in effect for the remainder of the Conversion Period.

(7)	As soon as reasonably possible after the seventh day after the Offer Date, the Corporation shall send to each holder of Subordinate Voting Shares a notice advising the holders as to whether they are entitled to convert their Subordinate Voting Shares into Multiple Voting Shares and the reasons therefor. If such notice discloses that they are not so entitled but is subsequently determined that they are so entitled by virtue of subsection 9.06(6) or otherwise, the Corporation shall forthwith send another notice to them advising them of that fact and the reasons therefor.

(8)	If a notice referred to in subsection 9.06(7) discloses that the conversion right has come into effect, the notice shall:

(a)	include a description of the procedure to be followed to effect the conversion and to have the Converted Shares tendered under the offer;

(b)	include the information set out in subsection 9.06(3); and

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(c)	be accompanied by a copy of the offer and all other material sent to holders of Multiple Voting Shares in respect of the offer, and as soon as reasonably possible after any additional material, including a notice of variation, is sent to the holders of Multiple Voting Shares in respect of the offer, the Corporation shall send a copy of such additional material to each holder of Subordinate Voting Shares.

(9)	Prior to or forthwith after sending any notice referred to in subsection 9.06(7), the Corporation shall cause a press release to be issued to a Canadian national news ticker service, describing the contents of the notice.

10.00         MULTIPLE VOTING SHARES

10.01         The holders of the Multiple Voting Shares shall be entitled to receive notice of, and to attend and speak at and vote at any meeting of the shareholders of the Corporation, other than a meeting of the holders of shares of another class as such or of the holders of a series of shares of another class as such, and at such meeting shall have twenty (20) votes for each Multiple Voting Share held.

10.02         Subject to any provisions of the Act and to applicable securities laws and the by-laws, regulations or policies of any stock exchange upon which the Multiple Voting Shares may then be listed, all or any part of the Multiple Voting Shares which are then outstanding shall be purchasable for cancellation by the Corporation at any time, in the open market, by private contract or otherwise, at the lowest price at which, in the opinion of the directors, such shares are obtainable.

10.03         The Multiple Voting Shares shall not be redeemable by the Corporation.

10.04         If the Act would in effect require in the absence of this Section 10.04 that an amendment to the Articles of the Corporation to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to any of the Multiple Voting Shares, or to create special shares ranking in priority to or on a parity with the Multiple Voting Shares, be confirmed in writing by the holders of 100% or any lesser percentage of the then outstanding Multiple Voting Shares, then in lieu of such confirmation in writing, such confirmation may be given by at least two-thirds of the votes cast at a meeting of the holders of the Multiple Voting Shares duly called for that purpose and, at such meeting, each holder of Multiple Voting Shares shall be entitled to one vote for each Multiple Voting Shares held.

10.05         The holders of the Multiple Voting Shares shall not have any right to vote separately upon any proposal to amend the Articles of the Corporation to:

(1)	increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the Multiple Voting Shares; or

(2)	create a new class of shares equal or superior to the Multiple Voting Shares.

10.06         Each Multiple Voting Share shall be convertible at any time, at the option of the holder thereof, into a Subordinate Voting Share, on the basis of one Subordinate Voting Share for each Multiple Voting Share so converted. The holder of Multiple Voting Shares desiring to convert such Multiple Voting Shares into Subordinate Voting Shares on the basis aforesaid shall deliver to the transfer agent for the time being of the Subordinate Voting Shares the share certificate or share certificates representing the Multiple Voting Shares which the holder desires to so convert accompanied by a written notice duly executed by such holder or his attorney duly authorized in writing, which notice shall state that such holder elects to convert the Multiple Voting Shares represented by such share certificate or share certificates into Subordinate Voting Shares in accordance with the provisions hereof and which notice shall further state the name or names (with addresses) in which the share certificate or certificates for Subordinate Voting Shares issuable on such conversion shall be issued and, if any of the Subordinate Voting Shares into which such Multiple Voting Shares are to be converted are to be issued to a person or persons other than the holder of such Multiple Voting Shares, there shall be paid to such transfer agent, for the account of the Corporation, any transfer taxes which may properly be payable. If any such share certificate or share certificates representing any of the Subordinate Voting Shares issuable on conversion are directed to be issued to any person other than the holder of such Multiple Voting Shares, the signature of such holder shall be guaranteed by a Canadian chartered bank or such other financial institution as such transfer agent may require. Such holder shall, in addition, comply with such other reasonable requirements as such transfer agent may prescribe. As promptly as practicable after the receipt of such notice of election to convert, the payment of such transfer tax (if any), the delivery of such share certificate or share certificates and compliance with all reasonable requirements of the transfer agent as aforesaid, the Corporation shall cause the transfer agent for the Subordinate Voting Shares to issue and deliver in accordance with such notice of election to convert a share certificate or share certificates representing the number of Subordinate Voting Shares into which such Multiple Voting Shares have been converted in accordance with the provisions of this Section 10.06. Such conversion shall be deemed to have been made immediately prior to the close of business on the date on which all conditions precedent to the conversion of such Multiple Voting Shares have been fulfilled and the person or persons in whose name or names any share certificate or share certificates for Subordinate Voting Shares shall be issuable shall be deemed to have become on the said date the holder or holders of record of the Subordinate Voting Shares represented thereby; provided, however, that if the transfer books of the Corporation for Subordinate Voting Shares shall be closed on the said date, the Corporation shall not be required to issue Subordinate Voting Shares upon such conversion until the date on which such transfer books shall be re-opened and such person or persons shall not be deemed to have become the holder or holders of record of such Subordinate Voting Shares until the said date on which such transfer books shall be reopened. There shall be no payment or adjustment on account of any unpaid dividends on the Multiple Voting Shares converted or on account of any dividends on the Subordinate Voting Shares resulting from such conversion. In the event that part only of the Multiple Voting Shares represented by any share certificate shall be converted, a share certificate for the remainder of the Multiple Voting Shares represented by the said share certificate shall be delivered to the holder converting without charge.

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11.00	DIVIDENDS AND DISTRIBUTION RIGHTS OF THE SUBORDINATE AND MULTIPLE VOTING SHARES

11.01         All dividends which are declared in any year in the discretion of the directors on all of the Subordinate Voting Shares shall be declared and paid in an equal or, in the discretion of the directors, a greater amount per share than on all of the Multiple Voting Shares at the time outstanding. All dividends which are declared in any year, in the discretion of the directors, on all of the Multiple Voting Shares shall be declared and paid in an equal or, in the discretion of the directors, a lesser amount per share than on all of the Subordinate Voting Shares outstanding. If any stock dividend is declared on Subordinate Voting Shares, such dividend may be paid in Subordinate Voting Shares, such dividend may be paid in Subordinate Voting Shares or in Multiple Voting Shares, or partly in one class and partly in the other, if stock dividends in equal or, in the discretion of the directors, lesser amounts per share are declared at the same time on the Multiple Voting Shares and are payable in either Subordinate Voting Shares or in Multiple Voting Shares, or partly in one class and partly in the other, regardless of which class the stock dividend was paid on Subordinate Voting Shares. If any stock dividend is declared on Multiple Voting Shares, such dividend may be paid in Subordinate Voting Shares or in Multiple Voting Shares, or partly in one class and partly in the other, if stock dividends in equal or, in the discretion of the directors, greater amounts per share are paid at the same time on the Subordinate Voting. Shares and are payable in either Subordinate Voting Shares or in Multiple Voting Shares, or partly in one class and partly in the other, regardless of which class the stock dividend was paid on Multiple Voting Shares.

11.02         All distributions other than dividends (including, but without limiting the generality of the foregoing, any distribution of rights, warrants or options to purchase securities of the Corporation), and all such distributions which may at any time or from time to time be authorized or made:

(1)	in respect of the Subordinate Voting Shares, shall be authorized and made in equal or, in the discretion of the directors, greater quantities or amounts per share than on all Multiple Voting Shares then outstanding without preference or distinction; and

(2)	in respect of the Multiple Voting Shares, shall be authorized and made in equal or, in the discretion of the directors, lesser quantities or amounts per share than on all Subordinate Voting Shares then outstanding without preference or distinction.

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12.00	SUBDIVISIONS, CONSOLIDATIONS, RECLASSIFICATIONS, WINDING-UP AND LIQUIDATION, ETC.

12.01         No subdivision, consolidation, reclassification or other change of the Subordinate Voting Shares or the Multiple Voting Shares shall be made unless at the time an equivalent or comparable subdivision, consolidation, reclassification or change is made with respect to all of the Multiple Voting Shares and Subordinate Voting Shares, respectively, which are then outstanding.

12.02         In any case where a fraction of a Subordinate Voting Shares or a Multiple Voting Shares would otherwise be issuable on a subdivision, consolidation, reclassification or change of one or more Subordinate Voting Shares or Multiple Voting Shares, the Corporation shall in lieu thereof adjust such fractional interest by the payment by cheque (to the nearest cent) of an amount related or equivalent to the then current market value of such fractional interest computed on the basis of the last board lot sale price (or the last bid price, if there has been no board lot sale) for the Subordinate Voting Shares on the Toronto Stock Exchange (or on such stock exchange in Canada on which the Subordinate Voting Shares are listed or traded as may be selected for such purpose by the directors of the Corporation) on the business day on which such stock exchange was open next preceding the date of such subdivision, consolidation, reclassification or change or if the Subordinate Voting Shares are not then listed on any stock exchange, then the current market price in any public market in which the Subordinate Voting Shares are traded and otherwise in the discretion of the board of directors.

12.03         In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation amongst its shareholders for the purposes of winding-up its affairs, all of the property and assets of the Corporation available for distribution to the shareholders of the Corporation shall, after providing for preferential payment of the amounts required to be paid under and in respect of any Preference Shares or series thereof ranking in priority, shall be paid or distributed in equal amounts per share on all Subordinate Voting Shares and Multiple Voting Shares at the time outstanding without preference or distinction and the holders thereof shall as such participate on a share-for-share basis equally therein.

13.00	PROVISIONS RELATING TO SUBORDINATE VOTING SHARES AND MULTIPLE VOTING SHARES

13.01         Notwithstanding any of the provisions herein, the Articles of the Corporation hereby provide that, for the purposes of the take-over bid and issuer bid provisions of the Securities Act (Ontario) and the rules and regulations thereunder, in each case, as amended from time to time: (a) the Subordinate Voting Shares and the Multiple Voting Shares shall be treated as, and are hereby deemed to constitute, one class of voting securities; and (b) the published market for such one class of voting securities shall be deemed to be the published market of the Subordinate Voting Shares. For greater certainty, the provisions of this Section 13.01 shall have no application in the event of a purchase of Multiple Voting Shares at a price per share not in excess of the aggregate of: (i) the "market price" per share (at the time of such purchase) determined in accordance with the provisions of the Securities Act (Ontario) and the rules and regulations thereunder (in each case, as amended or replaced from time to time) together with any permitted premium, plus (ii) reasonable brokerage fees or other commissions calculated on a per share basis. For the purposes of this Section 13.01, "market price" is as defined in Section 1.3 of Ontario Securities Commission Rule 62-504 – Take-Over Bids and Issuer Bids made under the Securities Act (Ontario) (as such section is amended or replaced from time to time).

FirstService SV Special Shares and FirstService MV Special Shares

E.	The FirstService Articles are hereby amended by inserting the following immediately following the rights, privileges, restrictions and conditions of the Subordinate Voting Shares and Multiple Voting Shares:

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FirstService MV Special Shares

14.00         PREFERENCE SHARES, SERIES MV

The third series of the Preference Shares of the Corporation shall consist of an unlimited number of Preference Shares, which shares shall be designated as "Preference Shares, Series MV" (collectively, the "FirstService MV Special Shares") and which, in addition to the rights, privileges, restrictions and conditions attached to the Preference Shares of the Corporation as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

14.01         Dividends

(1)	The holders of FirstService MV Special Shares shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the Board of Directors of Corporation out of moneys of the Corporation properly applicable to the payment of dividends, non-cumulative dividends.

(2)	Except with the consent in writing of the holders of all of the FirstService MV Special Shares, no dividend shall at any time be declared and paid on, or declared and set apart for payment on, the Class A Subordinate Voting Shares, the Subordinate Voting Shares, Class A Multiple Voting Shares or the Multiple Voting Shares unless, after the payment of such dividend, the realizable value of the assets of the Corporation would not be less than the FirstService MV Special Share Redemption Price (as hereinafter defined).

14.02         Redemption. The Corporation may, to the extent permitted by applicable law, redeem at any time the whole, or from time to time any part, of the FirstService MV Special Shares then outstanding on payment (which may, at the discretion of the Corporation, be made through the issuance of a promissory note or promissory notes) of a redemption price per FirstService MV Special Share equal to the total of the following two amounts:

(1)	that amount which is equal to the quotient obtained when:

(a)	the Butterfly Proportion Amount (as hereinafter defined) multiplied by a fraction:

(i)	the numerator of which is the fair market value of all of the issued and outstanding Class A Multiple Voting Shares as determined immediately prior to effecting the FirstService Share Exchange (as hereinafter defined); and

(ii)	the denominator of which is the fair market value of all of the issued and outstanding Class A Multiple Voting Shares and Class A Subordinate Voting Shares as determined immediately prior to effecting the FirstService Share Exchange;

is divided by:

(b)	the number of FirstService MV Special Shares issued in connection with the FirstService Share Exchange;

plus:

(2)	that amount which is equal to all declared and unpaid dividends on such FirstService MV Special Share;

the whole constituting and being herein referred to in these provisions as the "FirstService MV Special Share Redemption Price", and the aggregate amount required to redeem all of the FirstService MV Special Shares then outstanding being the "FirstService MV Special Shares Redemption Amount". For the purposes of this Section 14.00 and Section 15.00:

(3)	"Butterfly Proportion Amount" means that amount which is equal to the result obtained when the fair market value of all of the issued and outstanding Class A Multiple Voting Shares and Class A Subordinate Voting Shares, determined immediately prior to effecting the FirstService Share Exchange, is multiplied by the fraction A/B where:

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A	=

is the Net Fair Market Value of the Distribution Property to be transferred by the Corporation to New FSV as described in subsection 3.1(j) of the Plan of Arrangement, determined immediately before the Distribution Property Exchange; and

B	=	is the Net Fair Market Value of all property owned by the Corporation immediately before the Distribution Property Exchange, determined immediately before the Distribution Property Exchange;
(4)	"Distribution Property" has the meaning attributed to such term in the Plan of Arrangement;

(5)	"Distribution Property Exchange" has the meaning attributed to such term in the Plan of Arrangement;

(6)	"FirstService Share Exchange" has the meaning attributed to such term in the Plan of Arrangement;

(7)	"Net Fair Market Value" means, in respect of any property, the net fair market value of that property determined on a consolidated basis in accordance with all administrative policies of the Canada Revenue Agency in effect at the time of the FirstService Share Exchange and, in determining Net Fair Market Value, the following principles will apply:

(a)	any tax-related accounts in any corporation (such as deferred income taxes, the balance of non-capital losses and the balance of net capital losses) will not be considered to be property of that corporation;

(b)	the amount of any liability will be its principal amount;

(c)	no amount will be considered to be a liability unless it represents a true legal liability which is capable of quantification;

(d)	the portion of the long-term debt due within one year will be treated as a current liability; and

(e)	liabilities of a corporation will include its respective partnership share of each liability of any partnership of which such corporation is a partner;

(8)	"New FSV" has the meaning attributed to such term in the Plan of Arrangement; and

(9)	"Plan of Arrangement" means the Plan of Arrangement to which this Exhibit "I" is attached.

14.03         Retraction. Any holder of FirstService MV Special Shares shall be entitled to require the Corporation to redeem, subject to the requirements of applicable law, at any time all of the FirstService MV Special Shares registered in the name of such holder on the books of the Corporation at the redemption price per share equal to the FirstService MV Special Share Redemption Price by tendering to the Corporation at the registered office of the Corporation a certificate or certificates representing all of the FirstService MV Special Shares held by such holder together with a notice in writing specifying: (1) that the holder desires to have the FirstService MV Special Shares represented by such certificate or certificates redeemed by the Corporation; and (2) the business day (the "Retraction MV Date") on which the holder desires to have the Corporation redeem such FirstService MV Special Shares. Following receipt of such share certificate or certificates and written notice, the Corporation will, on the Retraction MV Date (or as soon as practicable thereafter), redeem such FirstService MV Special Shares by paying to the holder the FirstService MV Special Share Redemption Price for each FirstService MV Special Share so redeemed.

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14.04         Dissolution, Liquidation or Winding-up. In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of FirstService MV Special Shares shall be entitled to receive from the assets of the Corporation an amount equal to the FirstService MV Special Shares Redemption Amount before any amount shall be paid or any assets of the Corporation distributed upon any liquidation, dissolution or winding-up of the Corporation to the holders of the Class A Subordinate Voting Shares, the Subordinate Voting Shares, the Class A Multiple Voting Shares or the Multiple Voting Shares. After payment to the holders of FirstService MV Special Shares of the amount so payable to them, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

14.05         Cancellation. Any FirstService MV Special Share that is redeemed by the Corporation pursuant to this Section 14.00 will for all purposes be considered to have been redeemed on, and will be cancelled concurrently with, the payment of the FirstService MV Special Share Redemption Price by the Corporation to or for the benefit of the holder thereof.

14.06         Specified Amount for Part VI.1 of the Income Tax Act (Canada). For the purposes of subsection 191(4) of the Income Tax Act (Canada), [$►][1] is hereby specified in respect of each FirstService MV Special Share.

FirstService SV Special Shares

15.00         PREFERENCE SHARES, SERIES SV

The fourth series of the Preference Shares of the Corporation shall consist of an unlimited number of Preference Shares, which shares shall be designated as "Preference Shares, Series SV" (collectively, the "FirstService SV Special Shares") and which, in addition to the rights, privileges, restrictions and conditions attached to the Preference Shares of the Corporation as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

15.01         Dividends

(1)	The holders of FirstService SV Special Shares shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the Board of Directors of Corporation out of moneys of the Corporation properly applicable to the payment of dividends, non-cumulative dividends.

(2)	Except with the consent in writing of the holders of all of the FirstService SV Special Shares, no dividend shall at any time be declared and paid on, or declared and set apart for payment on, the Class A Subordinate Voting Shares, the Subordinate Voting Shares, Class A Multiple Voting Shares or the Multiple Voting Shares unless, after the payment of such dividend, the realizable value of the assets of the Corporation would not be less than the FirstService SV Special Share Redemption Price (as hereinafter defined).

15.02         Redemption. The Corporation may, to the extent permitted by applicable law, redeem at any time the whole, or from time to time any part, of the FirstService SV Special Shares then outstanding on payment (which may, at the discretion of the Corporation, be made through the issuance of a promissory note or promissory notes) of a redemption price per FirstService SV Special Share equal to the total of the following two amounts:

(1)	that amount which is equal to the quotient obtained when:

(a)	the Butterfly Proportion Amount (as such term is defined in Section 14.02) multiplied by a fraction:

(i)	the numerator of which is the fair market value of all of the issued and outstanding Class A Subordinate Voting Shares as determined immediately prior to effecting the FirstService Share Exchange (as such term is defined in Section 14.02); and

__________________

[1]	Effective Date value to be inserted prior to filing Certificate of Arrangement.

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(ii)	the denominator of which is the fair market value of all of the issued and outstanding Class A Multiple Voting Shares and Class A Subordinate Voting Shares as determined immediately prior to effecting the FirstService Share Exchange (as such term is defined in Section 14.02);

is divided by:

(b)	the number of FirstService SV Special Shares issued in connection with the FirstService Share Exchange (as such term is defined in Section 14.02);

plus:

(2)	that amount which is equal to all declared and unpaid dividends on such FirstService SV Special Share;

the whole constituting and being herein referred to in these provisions as the "FirstService SV Special Share Redemption Price", and the aggregate amount required to redeem all of the FirstService SV Special Shares then outstanding being the "FirstService SV Special Shares Redemption Amount".

15.03         Retraction. Any holder of FirstService SV Special Shares shall be entitled to require the Corporation to redeem, subject to the requirements of applicable law, at any time all of the FirstService SV Special Shares registered in the name of such holder on the books of the Corporation at the redemption price per share equal to the FirstService SV Special Share Redemption Price by tendering to the Corporation at the registered office of the Corporation a certificate or certificates representing all of the FirstService SV Special Shares held by such holder together with a notice in writing specifying: (1) that the holder desires to have the FirstService SV Special Shares represented by such certificate or certificates redeemed by the Corporation; and (2) the business day (the "Retraction SV Date") on which the holder desires to have the Corporation redeem such FirstService SV Special Shares. Following receipt of such share certificate or certificates and written notice, the Corporation will, on the Retraction SV Date (or as soon as practicable thereafter), redeem such FirstService SV Special Shares by paying to the holder the FirstService SV Special Share Redemption Price for each FirstService SV Special Share so redeemed.

15.04         Dissolution, Liquidation or Winding-up. In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of FirstService SV Special Shares shall be entitled to receive from the assets of the Corporation an amount equal to the FirstService SV Special Shares Redemption Amount before any amount shall be paid or any assets of the Corporation distributed upon any liquidation, dissolution or winding-up of the Corporation to the holders of the Class A Subordinate Voting Shares, the Subordinate Voting Shares, the Class A Multiple Voting Shares or the Multiple Voting Shares. After payment to the holders of FirstService SV Special Shares of the amount so payable to them, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

15.05         Cancellation. Any FirstService SV Special Share that is redeemed by the Corporation pursuant to this Section 15.00 will for all purposes be considered to have been redeemed on, and will be cancelled concurrently with, the payment of the FirstService SV Special Share Redemption Price by the Corporation to or for the benefit of the holder thereof.

15.06         Specified Amount for Part VI.1 of the Income Tax Act (Canada). For the purposes of subsection 191(4) of the Income Tax Act (Canada), [$►][2] is hereby specified in respect of each FirstService SV Special Share.

_____________________

[2]	Effective Date value to be inserted prior to filing Certificate of Arrangement.

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EXHIBIT "II"

TO PLAN OF ARRANGEMENT

SHARE TERMS OF NEW FSV

1.00            THE PREFERENCE SHARES

1.01            The Preference Shares may at any time or from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by the board of directors of the Corporation. The directors shall by resolution fix, from time to time, before the issue of any series of Preference Shares, the designation, preferences, rights, restrictions, conditions, limitations, priorities as to payment of dividends and/or distribution on liquidation, dissolution or winding-up, or prohibitions attaching thereto including, without limiting the generality of the foregoing, the provision of a purchase fund, the right of the Corporation to purchase such shares for cancellation, the rate of preferential dividends, the dates of payment thereof, the date or dates from which any such preferential dividends shall accrue, redemption rights including purchase or redemption price, terms and conditions of redemption, conversion rights and any sinking fund or other provisions, and authorize the issuance thereof.

1.02            The directors before the issue of any Preference Shares of a series shall file with the Director appointed under the Business Corporations Act (Ontario) or any successor statute of the Province of Ontario which is from time to time in force (the "Act"), Articles of Amendment designating such series and specifying the number, designation, preferences, rights, restrictions, conditions, limitations, priorities as to payment of dividends and/or distribution on liquidation, dissolution or winding-up, and prohibitions attached thereto, and shall obtain a certificate from the Director with respect thereto.

1.03            The Preference Shares of each series shall be entitled to preference over the Subordinate Voting Shares, the Multiple Voting Shares and any other shares ranking junior to the Preference Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and may also be given such other preferences over the Subordinate Voting Shares, the Multiple Voting Shares and any other shares ranking junior to the Preference Shares as may be determined with respect to the respective series authorized to be issued.

1.04            The holders of the Preference Shares shall not be entitled as such, except as required by law, to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting, but shall be entitled to receive notice of meetings of shareholders of the Corporation called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof.

2.00            SUBORDINATE VOTING SHARES

2.01            The holders of the Subordinate Voting Shares shall be entitled to receive notice of, to attend and speak at and to vote at any meeting of the shareholders of the Corporation, other than a meeting of the holders of another class as such or the holders of a series of shares of another class as such, and at such meeting shall have one (1) vote for each Subordinate Voting Share held.

2.02            Subject to any provisions of the Act and to applicable securities laws and the by-laws, regulations or policies of any stock exchange upon which the Subordinate Voting Shares may then be listed, all or any part of the Subordinate Voting Shares which are then outstanding shall be purchasable for cancellation by the Corporation at any time, in the open market, by private contract or otherwise, at the lowest price at which, in the opinion of the directors, such shares are obtainable.

2.03            The Subordinate Voting Shares shall not be redeemable by the Corporation.

2.04            If the Act would in effect require in the absence of this Section 2.04 that an amendment to the Articles of the Corporation to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to any of the Subordinate Voting Shares, or to create special shares ranking in priority to or on a parity with the Subordinate Voting Shares, be confirmed in writing by the holders of 100% or any lesser percentage of the then outstanding Subordinate Voting Shares, then in lieu of such confirmation in writing, such confirmation may be given by at least two-thirds of the votes cast at a meeting of the holders of the Subordinate Voting Shares duly called for that purpose and, at such meeting, each holder of Subordinate Voting Shares shall be entitled to one vote for each Subordinate Voting Share held.

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2.05            The holders of the Subordinate Voting Shares shall not have any right to vote separately upon any proposal to amend the Articles of the Corporation to:

(1)	increase any maximum number of authorized shares of any class or series having rights or privileges equal or superior to the Subordinate Voting Shares; or

(2)	create a new class of shares equal or superior to the Subordinate Voting Shares.

2.06

(1)	For the purposes of this Section 2.06:

(a)	"affiliate" has the meaning assigned by the Securities Act (Ontario) as amended from time to time;

(b)	"associate" has the meaning assigned by the Securities Act (Ontario) as amended from time to time;

(c)	"Conversion Period" means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

(d)	"Converted Shares" means Multiple Voting Shares resulting from the conversion of Subordinate Voting Shares into Multiple Voting Shares pursuant to subsection 2.06(2);

(e)	"Exclusionary Offer" means an offer to purchase Multiple Voting Shares that:

(i)	must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Multiple Voting Shares are listed, be made to all or substantially all holders of Multiple Voting Shares who are in a province of Canada to which the requirement applies;

(ii)	is not made concurrently with an offer to purchase Subordinate Voting Shares that is identical to the offer to purchase Multiple Voting Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Offeror and, in all other material respects, that has no condition attached other than the right not to take up and pay for shares tendered if no shares are tendered pursuant to the offer for Multiple Voting Shares, and, for the purposes of this definition, if an offer to purchase Multiple Voting Shares is not an Exclusionary Offer as defined above but would be an Exclusionary Offer if it were not for clause 2.06(1)(e)(ii), the varying of any term of such offer shall be deemed to constitute the making of a new offer unless an identical variation concurrently is made to the corresponding offer to purchase Subordinate Voting Shares;

(f)	"Expiry Date" means the last date upon which holders of Multiple Voting Shares may accept an Exclusionary Offer;

(g)	"Offer Date" means the date on which an Exclusionary Offer is made;

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(h)	"Offeror" means a person or company that makes an offer to purchase Multiple Voting Shares (the "bidder"), and includes any associate or affiliate of the bidder or any person or company that is disclosed in the offering document to be acting jointly or in concert with the bidder; and

(i)	"transfer agent" means the transfer agent for the time being of the Multiple Voting Shares.

(2)	Subject to subsection 2.06(5), if an Exclusionary Offer is made, each outstanding Subordinate Voting Share shall be convertible into one Multiple Voting Share at the option of the holder during the Conversion Period. The conversion right may be exercised by notice in writing given to the transfer agent accompanied by the share certificate or certificates representing the Subordinate Voting Shares which the holder desires to convert, and such notice shall be executed by such holder, or by his attorney duly authorized in writing, and shall specify the number of Subordinate Voting Shares which the holder desires to have converted. The holder shall pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt by the transfer agent of such notice and share certificate or certificates, the Corporation shall issue a share certificate representing fully-paid Multiple Voting Shares as above prescribed and in accordance with subsection 2.06(4). If less than all of the Subordinate Voting Shares represented by any share certificate are to be converted, the holder shall be entitled to receive a new share certificate representing in the aggregate the number of Subordinate Voting Shares represented by the original share certificate which are not to be converted.

(3)	An election by a holder of Subordinate Voting Shares to exercise the conversion right provided for in subsection 2.06(2) shall be deemed to also constitute an irrevocable election by such holder to deposit the Converted Shares pursuant to the Exclusionary Offer (subject to such holder's right to subsequently withdraw the shares from the offer) and to exercise the right to convert into Subordinate Voting Shares all Converted Shares in respect of which such holder exercises his right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately taken up under the Exclusionary Offer. Any conversion into Subordinate Voting Shares, pursuant to such deemed election, of Converted Shares in respect of which the holder exercises his right of withdrawal from the Exclusionary Offer shall become effective at the time such right of withdrawal is exercised. If the right of withdrawal is not exercised, any conversion into Subordinate Voting Shares pursuant to such deemed election shall become effective:

(a)	in respect of an Exclusionary Offer which is completed, immediately following the time by which the Offeror is required by applicable securities legislation to take up and pay for all shares to be acquired by the Offeror under the Exclusionary Offer; and

(b)	in respect of an Exclusionary Offer which is abandoned or withdrawn, at the time at which the Exclusionary Offer is abandoned or withdrawn.

(4)	No share certificates representing Converted Shares shall be delivered to the holders of the shares before such shares are deposited pursuant to the Exclusionary Offer; the transfer agent, on behalf of the holders of the Converted Shares, shall deposit pursuant to the Exclusionary Offer a certificate or certificates representing the Converted Shares. Upon completion of the Offer, the transfer agent shall deliver to the holders entitled thereto all consideration paid by the Offeror pursuant to the offer. If Converted Shares are converted into Subordinate Voting Shares pursuant to subsection 2.06(3), the transfer agent shall deliver to the holders entitled thereto share certificates representing the Subordinate Voting Shares representing the Subordinate Voting Shares resulting from the conversion. The Corporation shall make all arrangements with the transfer agent necessary or desirable to give effect to this sub-paragraph.

(5)	Subject to subsection 2.06(6), the conversion right provided for in subsection 2.06(2) shall not come into effect if:

(a)	prior to the time at which the Exclusionary Offer is made there is delivered to the transfer agent and to the Secretary of the Corporation a certificate or certificates signed by or on behalf of one or more shareholders of the Corporation owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Multiple Voting Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such shareholder, that such shareholder shall not:

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(i)	accept any Exclusionary Offer without giving the transfer agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date;

(ii)	make any Exclusionary Offer;

(iii)	act jointly or in concert with any person or company that makes any Exclusionary Offer; or

(iv)	transfer any Multiple Voting Shares, directly or indirectly, during the time at which any Exclusionary. Offer is outstanding without giving the transfer agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Multiple Voting Shares transferred or to be transferred to each transferee; or

(b)	within seven days after the Offer Date there is delivered to the transfer agent and to the Secretary of the Corporation a certificate or certificates signed by or on behalf of one or more shareholders of the Corporation owning in the aggregate more than 50% of the then outstanding Multiple Voting Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such shareholder:

(i)	the number of Multiple Voting Shares owned by the shareholder;

(ii)	that such shareholder is not making the offer and is not an associate or affiliate of, or acting jointly or in concert with, the person or company making the offer;

(iii)	that such shareholder shall not accept the offer, including any varied form of the offer, without giving the transfer agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date; and

(iv)	that such shareholder shall not transfer any Multiple Voting Shares, directly or indirectly, prior to the Expiry Date without giving the transfer agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of. Multiple Voting Shares transferred or to be transferred to each transferee if this information is known to the transferor.

(6)	If notice referred to in clause 2.06(5)(a)(i), 2.06(5)(a)(iv), 2.06(5)(b)(iii) or 2.06(5)(b)(iv) is given and the conversion right provided for in subsection 2.06(2) has not come into effect, the transfer agent shall either forthwith upon receipt of the notice or forthwith after the seventh day following the Offer Date, whichever is later, make a determination as to whether there are subsisting certifications that comply with either paragraph 2.06(5)(a) or 2.06(5)(b) from shareholders of the Corporation who own in the aggregate more than 50% of the then outstanding Multiple Voting Shares, exclusive of shares owned immediately prior to the offer by the Offeror. For the subject of such notice shall be deemed to have taken place at the time of the determination, and the shares that are the subject of such notice shall be deemed to have been transferred to a person or company from whom the transfer agent has not received such a certification unless the transfer agent is otherwise advised either by such notice or by the transferee in writing. If the transfer agent determines that there are not such subsisting certifications, subsection 2.06(5) shall cease to apply and the conversion right provided for in subsection 2.06(2) shall be in effect for the remainder of the Conversion Period.

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(7)	As soon as reasonably possible after the seventh day after the Offer Date, the Corporation shall send to each holder of Subordinate Voting Shares a notice advising the holders as to whether they are entitled to convert their Subordinate Voting Shares into Multiple Voting Shares and the reasons therefor. If such notice discloses that they are not so entitled but is subsequently determined that they are so entitled by virtue of subsection 2.06(6) or otherwise, the Corporation shall forthwith send another notice to them advising them of that fact and the reasons therefor.

(8)	If a notice referred to in subsection 2.06(7) discloses that the conversion right has come into effect, the notice shall:

(a)	include a description of the procedure to be followed to effect the conversion and to have the Converted Shares tendered under the offer;

(b)	include the information set out in subsection 2.06(3); and

(c)	be accompanied by a copy of the offer and all other material sent to holders of Multiple Voting Shares in respect of the offer, and as soon as reasonably possible after any additional material, including a notice of variation, is sent to the holders of Multiple Voting Shares in respect of the offer, the Corporation shall send a copy of such additional material to each holder of Subordinate Voting Shares.

(9)	Prior to or forthwith after sending any notice referred to in subsection 2.06(7), the Corporation shall cause a press release to be issued to a Canadian national news ticker service, describing the contents of the notice.

3.00            MULTIPLE VOTING SHARES

3.01            The holders of the Multiple Voting Shares shall be entitled to receive notice of, and to attend and speak at and vote at any meeting of the shareholders of the Corporation, other than a meeting of the holders of shares of another class as such or of the holders of a series of shares of another class as such, and at such meeting shall have twenty (20) votes for each Multiple Voting Share held.

3.02            Subject to any provisions of the Act and to applicable securities laws and the by-laws, regulations or policies of any stock exchange upon which the Multiple Voting Shares may then be listed, all or any part of the Multiple Voting Shares which are then outstanding shall be purchasable for cancellation by the Corporation at any time, in the open market, by private contract or otherwise, at the lowest price at which, in the opinion of the directors, such shares are obtainable.

3.03            The Multiple Voting Shares shall not be redeemable by the Corporation.

3.04            If the Act would in effect require in the absence of this Section 3.04 that an amendment to the Articles of the Corporation to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to any of the Multiple Voting Shares, or to create special shares ranking in priority to or on a parity with the Multiple Voting Shares, be confirmed in writing by the holders of 100% or any lesser percentage of the then outstanding Multiple Voting Shares, then in lieu of such confirmation in writing, such confirmation may be given by at least two-thirds of the votes cast at a meeting of the holders of the Multiple Voting Shares duly called for that purpose and, at such meeting, each holder of Multiple Voting Shares shall be entitled to one vote for each Multiple Voting Shares held.

3.05            The holders of the Multiple Voting Shares shall not have any right to vote separately upon any proposal to amend the Articles of the Corporation to:

(1)	increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the Multiple Voting Shares; or

(2)	create a new class of shares equal or superior to the Multiple Voting Shares.

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3.06            Each Multiple Voting Share shall be convertible at any time, at the option of the holder thereof, into a Subordinate Voting Share, on the basis of one Subordinate Voting Share for each Multiple Voting Share so converted. The holder of Multiple Voting Shares desiring to convert such Multiple Voting Shares into Subordinate Voting Shares on the basis aforesaid shall deliver to the transfer agent for the time being of the Subordinate Voting Shares the share certificate or share certificates representing the Multiple Voting Shares which the holder desires to so convert accompanied by a written notice duly executed by such holder or his attorney duly authorized in writing, which notice shall state that such holder elects to convert the Multiple Voting Shares represented by such share certificate or share certificates into Subordinate Voting Shares in accordance with the provisions hereof and which notice shall further state the name or names (with addresses) in which the share certificate or certificates for Subordinate Voting Shares issuable on such conversion shall be issued and, if any of the Subordinate Voting Shares into which such Multiple Voting Shares are to be converted are to be issued to a person or persons other than the holder of such Multiple Voting Shares, there shall be paid to such transfer agent, for the account of the Corporation, any transfer taxes which may properly be payable. If any such share certificate or share certificates representing any of the Subordinate Voting Shares issuable on conversion are directed to be issued to any person other than the holder of such Multiple Voting Shares, the signature of such holder shall be guaranteed by a Canadian chartered bank or such other financial institution as such transfer agent may require. Such holder shall, in addition, comply with such other reasonable requirements as such transfer agent may prescribe. As promptly as practicable after the receipt of such notice of election to convert, the payment of such transfer tax (if any), the delivery of such share certificate or share certificates and compliance with all reasonable requirements of the transfer agent as aforesaid, the Corporation shall cause the transfer agent for the Subordinate Voting Shares to issue and deliver in accordance with such notice of election to convert a share certificate or share certificates representing the number of Subordinate Voting Shares into which such Multiple Voting Shares have been converted in accordance with the provisions of this Section 3.06. Such conversion shall be deemed to have been made immediately prior to the close of business on the date on which all conditions precedent to the conversion of such Multiple Voting Shares have been fulfilled and the person or persons in whose name or names any share certificate or share certificates for Subordinate Voting Shares shall be issuable shall be deemed to have become on the said date the holder or holders of record of the Subordinate Voting Shares represented thereby; provided, however, that if the transfer books of the Corporation for Subordinate Voting Shares shall be closed on the said date, the Corporation shall not be required to issue Subordinate Voting Shares upon such conversion until the date on which such transfer books shall be re-opened and such person or persons shall not be deemed to have become the holder or holders of record of such Subordinate Voting Shares until the said date on which such transfer books shall be reopened. There shall be no payment or adjustment on account of any unpaid dividends on the Multiple Voting Shares converted or on account of any dividends on the Subordinate Voting Shares resulting from such conversion. In the event that part only of the Multiple Voting Shares represented by any share certificate shall be converted, a share certificate for the remainder of the Multiple Voting Shares represented by the said share certificate shall be delivered to the holder converting without charge.

4.00	DIVIDENDS AND DISTRIBUTION RIGHTS OF THE SUBORDINATE AND MULTIPLE VOTING SHARES

4.01            All dividends which are declared in any year in the discretion of the directors on all of the Subordinate Voting Shares shall be declared and paid in an equal or, in the discretion of the directors, a greater amount per share than on all of the Multiple Voting Shares at the time outstanding. All dividends which are declared in any year, in the discretion of the directors, on all of the Multiple Voting Shares shall be declared and paid in an equal or, in the discretion of the directors, a lesser amount per share than on all of the Subordinate Voting Shares outstanding. If any stock dividend is declared on Subordinate Voting Shares, such dividend may be paid in Subordinate Voting Shares, such dividend may be paid in Subordinate Voting Shares or in Multiple Voting Shares, or partly in one class and partly in the other, if stock dividends in equal or, in the discretion of the directors, lesser amounts per share are declared at the same time on the Multiple Voting Shares and are payable in either Subordinate Voting Shares or in Multiple Voting Shares, or partly in one class and partly in the other, regardless of which class the stock dividend was paid on Subordinate Voting Shares. If any stock dividend is declared on Multiple Voting Shares, such dividend may be paid in Subordinate Voting Shares or in Multiple Voting Shares, or partly in one class and partly in the other, if stock dividends in equal or, in the discretion of the directors, greater amounts per share are paid at the same time on the Subordinate Voting. Shares and are payable in either Subordinate Voting Shares or in Multiple Voting Shares, or partly in one class and partly in the other, regardless of which class the stock dividend was paid on Multiple Voting Shares.

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4.02            All distributions other than dividends (including, but without limiting the generality of the foregoing, any distribution of rights, warrants or options to purchase securities of the Corporation), and all such distributions which may at any time or from time to time be authorized or made:

(1)	in respect of the Subordinate Voting Shares, shall be authorized and made in equal or, in the discretion of the directors, greater quantities or amounts per share than on all Multiple Voting Shares then outstanding without preference or distinction; and

(2)	in respect of the Multiple Voting Shares, shall be authorized and made in equal or, in the discretion of the directors, lesser quantities or amounts per share than on all Subordinate Voting Shares then outstanding without preference or distinction.

5.00	SUBDIVISIONS, CONSOLIDATIONS, RECLASSIFICATIONS, WINDING-UP AND LIQUIDATION, ETC.

5.01            No subdivision, consolidation, reclassification or other change of the Subordinate Voting Shares or the Multiple Voting Shares shall be made unless at the time an equivalent or comparable subdivision, consolidation, reclassification or change is made with respect to all of the Multiple Voting Shares and Subordinate Voting Shares, respectively, which are then outstanding.

5.02            In any case where a fraction of a Subordinate Voting Shares or a Multiple Voting Shares would otherwise be issuable on a subdivision, consolidation, reclassification or change of one or more Subordinate Voting Shares or Multiple Voting Shares, the Corporation shall in lieu thereof adjust such fractional interest by the payment by cheque (to the nearest cent) of an amount related or equivalent to the then current market value of such fractional interest computed on the basis of the last board lot sale price (or the last bid price, if there has been no board lot sale) for the Subordinate Voting Shares on the Toronto Stock Exchange (or on such stock exchange in Canada on which the Subordinate Voting Shares are listed or traded as may be selected for such purpose by the directors of the Corporation) on the business day on which such stock exchange was open next preceding the date of such subdivision, consolidation, reclassification or change or if the Subordinate Voting Shares are not then listed on any stock exchange, then the current market price in any public market in which the Subordinate Voting Shares are traded and otherwise in the discretion of the board of directors.

5.03            In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation amongst its shareholders for the purposes of winding-up its affairs, all of the property and assets of the Corporation available for distribution to the shareholders of the Corporation shall, after providing for preferential payment of the amounts required to be paid under and in respect of any Preference Shares or series thereof ranking in priority, shall be paid or distributed in equal amounts per share on all Subordinate Voting Shares and Multiple Voting Shares at the time outstanding without preference or distinction and the holders thereof shall as such participate on a share-for-share basis equally therein.

6.00	PROVISIONS RELATING TO SUBORDINATE VOTING SHARES AND MULTIPLE VOTING SHARES

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6.01            Notwithstanding any of the provisions herein, the Articles of the Corporation hereby provide that, for the purposes of the take-over bid and issuer bid provisions of the Securities Act (Ontario) and the rules and regulations thereunder, in each case, as amended from time to time: (a) the Subordinate Voting Shares and the Multiple Voting Shares shall be treated as, and are hereby deemed to constitute, one class of voting securities; and (b) the published market for such one class of voting securities shall be deemed to be the published market of the Subordinate Voting Shares. For greater certainty, the provisions of this Section 6.01 shall have no application in the event of a purchase of Multiple Voting Shares at a price per share not in excess of the aggregate of: (i) the "market price" per share (at the time of such purchase) determined in accordance with the provisions of the Securities Act (Ontario) and the rules and regulations thereunder (in each case, as amended or replaced from time to time) together with any permitted premium, plus (ii) reasonable brokerage fees or other commissions calculated on a per share basis. For the purposes of this Section 6.01, "market price" is as defined in Section 1.3 of Ontario Securities Commission Rule 62-504 – Take-Over Bids and Issuer Bids made under the Securities Act (Ontario) (as such section is amended or replaced from time to time).

EXHIBIT "III"

TO PLAN OF ARRANGEMENT

PART A – DIRECTORS OF NEW FSV

First Name, Middle Name and Surname	Address	Resident Canadian ("Yes" or "No")
Brendan Calder	Toronto, Ontario, Canada	Yes
Bernard I. Ghert	Toronto, Ontario, Canada	Yes
Jay S. Hennick	Toronto, Ontario, Canada	Yes
D. Scott Patterson	Toronto, Ontario, Canada	Yes
Frederick F. Reichheld	Wellesley, Massachusetts, USA	No
Michael Stein	Toronto, Ontario, Canada	Yes

PART B – DIRECTORS OF COLLIERS

First Name, Middle Name and Surname	Address	Resident Canadian ("Yes" or "No")
David R. Beatty	Toronto, Ontario, Canada	Yes
Peter F. Cohen	Toronto, Ontario, Canada	Yes
John (Jack) P. Curtin, Jr.	Toronto, Ontario, Canada	Yes
Michael D. Harris	Toronto, Ontario, Canada	Yes
Jay S. Hennick	Toronto, Ontario, Canada	Yes
Frederick Sutherland	Devon, Pennsylvania, USA	No

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EXHIBIT "IV"

TO PLAN OF ARRANGEMENT

BY-LAWS OF NEW FSV

BY-LAW NO. 1

a by-law to regulate the business and affairs of

NEW FSV CORPORATION

(to be renamed "FirstService Corporation")

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1                Definitions. In this By-Law No. 1, unless the context otherwise requires, the following terms shall have the following meanings, respectively:

(a)	"Act" means the Business Corporations Act (Ontario) and the regulations enacted pursuant to the Business Corporations Act (Ontario), and any statute and regulations that may be substituted for any of them, as amended from time to time;

(b)	"Articles" means the articles (as that term is defined in the Act) of the Corporation;

(c)	"auditor" means the auditor of the Corporation;

(d)	"Board" means the board of directors of the Corporation;

(e)	"By-law" means a by-law of the Corporation;

(f)	"Corporation" means New FSV Corporation (to be renamed "FirstService Corporation") and any amalgamated corporation successor thereto resulting from the amalgamation of the Corporation or its successor with one or more other corporations, which amalgamated corporation successor adopts this By-Law No. 1 or which is otherwise required to have By-laws the same as the Corporation or its successor;

(g)	"Director" means a member of the Board;

(h)	"meeting of shareholders" means an annual meeting of shareholders of the Corporation, or a special meeting of shareholders of the Corporation, or both, and includes a meeting of any class or series of any class of shareholders of the Corporation;

(i)	"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Ontario);

(j)	"Officer" means an officer of the Corporation as defined in the Act, and reference to any specific Officer is to the individual holding that office of the Corporation;

(k)	"person" includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in the capacity of trustee, executor, administrator, or other legal representative;

(l)	"proxyholder" means an individual holding a valid proxy for a shareholder;

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(m)	"shareholder" means a shareholder of the Corporation;

(n)	"telephonic or electronic means" means telephone calls or messages, facsimile messages, electronic mail, transmission of data or information through automated touch-tone telephone systems, transmission of data or information through computer networks, any other similar means or any other means prescribed by the Act; and

(o)	"voting person" means, in respect of a meeting of shareholders, an individual who is either a shareholder entitled to vote at that meeting, a duly authorized representative of a shareholder entitled to vote at that meeting or a proxyholder entitled to vote at that meeting.

1.2                Terms Defined in the Act. Terms used herein that are defined in the Act, and not defined herein, shall have the meanings given to those terms in the Act.

1.3                Number, Gender and Headings. In this By-Law No. 1, words in the singular include the plural and vice-versa and words in one gender include all genders. The insertion of headings in this By-Law No. 1 and its division into articles, sections and other subdivisions are for convenience of reference only, and shall not affect the interpretation of this By-Law No. 1.

1.4                By-Law Subordinate to Other Documents. This By-Law No. 1 is subordinate to, and should be read in conjunction with, the Act, the Articles and any unanimous shareholder agreement of the Corporation.

1.5                Computation of Time. The computation of time and any period of days shall be determined in accordance with the Act.

ARTICLE 2

GENERAL BUSINESS

2.1                Registered Office. The registered office of the Corporation shall be in the municipality or geographical township within Ontario specified in the Articles or in a special resolution and at such location therein as the Board may from time to time determine.

2.2                Seal. The Corporation may have a seal which shall be adopted, and may be changed, by the Board.

2.3                Financial Year. Until changed by the Board, the financial year of the Corporation shall end on the 31st day of December in each year.

2.4                Execution of Instruments. Deeds, transfers, assignments, contracts, obligations, certificates and other instruments shall be signed on behalf of the Corporation by any one Director or Officer. In addition, the Board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. The signature of any individual authorized to sign on behalf of the Corporation may, if specifically authorized by resolution of the Board, be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced or may be an electronic signature. Anything so signed shall be as valid as if it had been signed manually, even if that individual has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the Board. Any signing officer may certify a copy of any instrument, resolution, By-law or other document of the Corporation to be a true copy thereof. Any deed, transfer, assignment, contract, obligation, certificate and other instrument signed on behalf of the Corporation may, but need not, have the corporate seal of the Corporation applied, if there is one.

2.5                Voting Rights in Other Bodies Corporate. Any Director or Officer may execute and deliver proxies and take any other steps as in the Director's or Officer's opinion may be necessary or desirable to permit the exercise on behalf of the Corporation of voting rights attaching to any securities held by the Corporation. In addition, the Board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights attaching to any securities held by the Corporation may or shall be exercised.

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2.6                Banking Arrangements. The banking business of the Corporation, or any part thereof, shall be transacted with such bank, trust company or other firm, institution or body corporate as the Board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, shall be transacted on the Corporation's behalf by such one or more Officers or other persons as the Board may designate, direct or authorize from time to time and to the extent thereby provided.

2.7                Borrowing. Without limit to the powers of the Board as provided in the Act, the Board may from time to time on behalf of the Corporation:

(a)	borrow money upon the credit of the Corporation;

(b)	issue, reissue, sell or pledge debt obligations of the Corporation;

(c)	to the extent permitted by the Act, give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee or otherwise to secure the performance of an obligation; and

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

2.8                Borrowing Delegation. Subject to the Act, the Board may from time to time delegate to a Director, a committee of Directors or an Officer or such other person or persons so designated by the Board all or any of the powers conferred on the Board by Section 2.7 or by the Act to such extent and in such manner as the Board shall determine at the time of each such delegation.

2.9                Divisions. The Board may cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions upon such basis, including, without limitation, types of business or operations, geographical territories, product lines or goods or services, as may be considered appropriate in each case. In connection with any such division the Board or, subject to any direction by the Board, the chief executive officer may authorize from time to time, upon such basis as may be considered appropriate in each case:

(a)	the further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such division and sub-units;

(b)	the designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation, provided that the Corporation shall set out its name in legible characters in all places required by law; and

(c)	the appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any of such officers so appointed, provided that any such officers shall not, as such, be Officers.

ARTICLE 3

DIRECTORS

3.1                Duties of Directors. Subject to the Act, the Board shall manage or supervise the management of the business and affairs of the Corporation.

3.2                Number of Directors. The number of Directors shall be not fewer than the minimum number and not more than the maximum number established by the Articles, and the number of directors within such parameters shall be determined from time to time in accordance with the provisions of the Act, provided, however, that for so long as the Corporation is an offering corporation, the Board shall consist of not fewer than three individuals. The Board is empowered to determine by resolution the number of Directors within the minimum and maximum number of directors established by the Articles until a special resolution stipulating otherwise is approved.

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3.3                Qualifications. No person shall be a Director if the person: (a) is not an individual; (b) is less than eighteen years of age; (c) has the status of bankrupt; or (d) has been found under the Substitute Decisions Act, 1992 or under the Mental Health Act to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere. Except as permitted by the Act, at least twenty-five percent (25%) of the Directors shall be resident Canadians, or if there are fewer than four Directors, at least one Director shall be a resident Canadian. A Director need not be a shareholder. If the Corporation is an offering corporation, at least one-third of the Directors shall not be Officers or employees of the Corporation or any of its affiliates.

3.4                Quorum. Subject to the Act and Section 3.17, a quorum for the transaction of business at a meeting of the Board shall be two-fifths of the number of Directors so fixed or determined at that time (or, if that number is a fraction, the next larger whole number), provided that if the Corporation has fewer than three Directors, all of the Directors must be present at a meeting of the Board to constitute a quorum.

3.5                Election and Term. Directors shall be elected by the shareholders at an annual meeting of shareholders for a term expiring at the close of the first annual meeting of shareholders following the election or, if elected for an expressly stated term, for a term expiring not later than the close of the third annual meeting of shareholders following the election. If qualified, a Director shall be eligible for re-election at such next ensuing annual meeting of shareholders. Subject to the Act, the number of Directors to be elected at any such meeting shall be that number most recently determined in accordance with Section 3.2. The election need not be by ballot unless a ballot is demanded by any shareholder or required by the chair. If an election of Directors is not held at an annual meeting of shareholders at which such election is required, the incumbent Directors shall continue in office until their successors are elected.

3.6                Resignation, Removal and Vacation of Office. Subject to the Act, a Director may resign by delivering or sending his resignation in writing to the Corporation and such resignation shall be effective when it is received by the Corporation or at such time as may be specified in the resignation, whichever is later. Subject to the Act, the shareholders of the Corporation entitled to elect a Director may, by ordinary resolution at an annual or special meeting of the shareholders of the Corporation, remove such Director and may at the same meeting fill the vacancy created by such removal, failing which the vacancy may be filled by the remaining directors if a quorum of the directors remains in office. Subject to the Act, a Director ceases to hold office on death, on removal from office by the shareholders, on ceasing to be qualified for election as a director, on receipt of a written resignation by the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later.

3.7                Vacancies. Subject to the Act, a quorum of directors (whether or not the majority of such quorum are resident Canadians) may fill a vacancy among the Directors, except a vacancy resulting from:

(a)	an increase in the number of Directors otherwise than pursuant to a special resolution empowering the Board to fix the number of Directors within a range set out in the Articles;

(b)	an increase in the maximum number of Directors set out in the Articles; or

(c)	a failure to elect the number of Directors required to be elected at any meeting of shareholders.

3.8                Regular Board Meetings. Regular meetings of the Board shall be held at such times and places as may be fixed by the Board from time to time. A copy of any resolution of the Board fixing the time and place of such regular meetings shall be sent to each Director after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

3.9                Special Board Meetings. A meeting of the Board, other than a regular meeting referred to in Section 3.8 hereof, may be held at any time upon call by the Chair of the Board, the Chief Executive Officer of the Corporation, the Chief Financial Officer of the Corporation, the Secretary of the Corporation or a majority of the Directors then in office.

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3.10            Meeting by Communications Facilities. If all the Directors present at or participating in the meeting consent, a meeting of the Board or of a committee of the Board may be held by means of such telephone, electronic or other communications facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a Director participating in such a meeting by such means shall be deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the Board and of committees of the Board. Subject to the Act, if a majority of the directors participating in a meeting held under this section are then in Canada, the meeting shall be deemed to have been held in Canada.

3.11            Place of meetings. A meeting of the Board may be held at any place within or outside Ontario, and no such meeting need be held at a place within Canada.

3.12            Notice. Subject to Section 3.8, written notice or notice by telephonic or electronic means of the time and place of each meeting of the Board shall be given to each Director at least 48 hours before the time when the meeting is to be held. An individual need not be given notice of the meeting at which that individual is appointed by the other Directors to fill a vacancy on the Board, if that individual is present at that meeting. A notice of meeting of the Board need not specify the purpose of or the business to be transacted at the meeting except as may be required by the Act. The accidental failure to give notice of a meeting of the Board to a Director or any error in such notice not affecting the substance thereof shall not invalidate any action at the meeting. A Director may in any manner and at any time waive notice of a meeting of the Board and attendance of a Director at a meeting of the Board is a waiver of notice of the meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

3.13            First Meeting of New Board. Provided a quorum of Directors is present, each newly elected Board may without notice hold its first meeting immediately following the meeting of shareholders at which such Board is elected.

3.14            Chair and Secretary. The Chair of the Board or, if he or she is not present, the Vice-Chair of the Board or, if he or she is not present, the Chief Executive Officer of the Corporation or, in the absence of any of them, a Director designated by the Board shall act as chair at each meeting of the Board. The Secretary of the Corporation shall act as secretary at any meeting of the Board and, if the Secretary of the Corporation is absent, the chair of the meeting shall appoint a person, who need not be a Director, to act as secretary of the meeting.

3.15            Director Voting. Each Director present at a meeting of the Board shall have one (1) vote on each motion arising. Motions arising at meetings of the Board shall be decided by a majority vote. In the event of an equality of votes on any question at a meeting of the Board, the chair of the meeting shall not be entitled to a second or casting vote.

3.16            Director Compensation. Each Director shall receive such reasonable compensation and/or reimbursement of expenses, if any, as may be authorized by the Board from time to time in relation to his or her services as a Director. Any Director may be employed by or provide services to the Corporation otherwise than as a Director. Such a Director may receive compensation for such employment or other services in addition to any compensation paid to such Director for his or her services as a Director.

3.17            Conflict of Interest. A Director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose to the Corporation the nature and extent of that interest at the time and in the manner provided by the Act. Such a Director shall not attend any part of a meeting of the Board during which the contract or transaction is discussed and shall not vote on any resolution to approve the same except as permitted by the Act. If no quorum exists for the purpose of voting on such a resolution only because a Director is not permitted to be present at the meeting, the remaining Directors shall be deemed to constitute a quorum for the purposes of voting on the resolution.

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ARTICLE 4

COMMITTEES

4.1                Audit Committee. The Board shall appoint from among their number an audit committee whose composition and function will conform with applicable law. The audit committee shall have the functions provided in the Act.

4.2                Other Committees. The Board may designate and appoint committees of the Board in an addition to an audit committee, including an executive compensation committee and a nominating and corporate governance committee, and, subject to the limitations prescribed by the Act, may delegate to such committees any of the powers of the Board.

4.3                Procedure. Subject to the Act and unless otherwise determined by the Board, each committee of the Board shall have the power to fix its quorum at not less than a majority of its members, to elect its chair and to regulate its procedure.

4.4                Transaction of Business. The powers of a committee of the Board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Ontario and, subject to the provisions of Section 3.10 which shall be applicable mutatis mutandis, may be held by means of telephone, electronic or other communications equipment.

ARTICLE 5

OFFICERS

5.1                Appointment of Officers. The Board may from time to time appoint a chair of the Board, a vice-chair of the Board, a president, one or more vice-presidents, a chief executive officer, a chief financial officer, a chief operating officer, a secretary, a treasurer and such other Officers as the Board may determine, including one or more assistants to any of the Officers so appointed (and to which officer titles may be added words indicating seniority and/or function). The Board may specify the duties of such Officers and, in accordance with this By-law and subject to the Act, delegate to such Officers powers to manage the business and affairs of the Corporation. Except for a chair of the Board, an Officer need not be a Director and any person may hold more than one office.

5.2                Agents and Attorneys. The Board shall have the power from time to time to appoint agents or attorneys for the Corporation in or outside of Ontario with such powers of management or otherwise (including the power to sub-delegate) as the Board may determine.

5.3                Conflict of Interest. An Officer shall disclose an interest in any material contract or transaction or proposed material contract or transaction with the Corporation in accordance with Section 3.17.

ARTICLE 6

PROTECTION OF DIRECTORS AND OFFICERS

6.1                Limitation of Liability. No Director or Officer shall be liable for:

(a)	the acts, receipts, neglects or defaults of any other Director, Officer, employee or agent of the Corporation or any other person;

(b)	any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by, for, or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be loaned out or invested;

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(c)	any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation, including any person, firm or corporation with whom any moneys, securities or other assets belonging to the Corporation shall be lodged or deposited;

(d)	any loss, conversion, misapplication or misappropriation of, or any damage resulting from any dealings with, any moneys, securities or other assets belonging to the Corporation; and

(e)	any other loss, damage or misfortune whatever which may happen in the execution of the duties of the Director's or Officer's respective office or in relation thereto;

unless the same shall happen by or through the Director's or Officer's failure to exercise the powers and to discharge the duties of the Director's or Officer's office honestly and in good faith with a view to the best interests of the Corporation and, in connection therewith, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a Director or Officer from the duty to act in accordance with the Act or relieve such Director or Officer from liability for a breach of the Act.

6.2                Indemnity of Directors and Officers.

(a)	The Corporation shall indemnify a Director or Officer of the Corporation, a former Director or Officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such person in respect of any civil, criminal, administrative or investigative action or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

(b)	The Corporation shall advance monies to such individual for the costs, charges and expenses of a proceeding referred to in subsection 6.2(a) provided that such individual agrees in advance, in writing, to repay the monies if the individual does not fulfill the conditions of subsection 6.2(c).

(c)	The Corporation may not indemnify an individual under subsection 6.2(a) unless the individual:

(i)	acted honestly and in good faith with a view to the best interests of the Corporation or other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation's request, as the case may be; and

(ii)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful.

(d)	To the extent required by the Act or applicable law, the Corporation shall also seek the approval of a court to indemnify an individual referred to in subsection 6.2(a), or advance monies under subsection 6.2(b) in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, to which such individual is made a party because of the individual's association with the Corporation or other entity as described in subsection 6.2(a), against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in subsection 6.2(c).

6.3                Indemnification of Others. Subject to the Act, the Corporation may indemnify its employees and agents on the same basis as that upon which the persons referred to in Section 6.2 are indemnified.

6.4                Insurance. The Corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection 6.2(a) against any liability incurred by the individual: (a) in the individual's capacity as a Director or Officer of the Corporation; or (b) in the individual's capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the Corporation's request.

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6.5                Indemnities Not Exclusive. Each of the provisions of this Article 6 shall be in addition to and not in substitution for or derogation from any rights to which any person referred to herein may otherwise be entitled.

ARTICLE 7
MEETINGS OF SHAREHOLDERS

7.1                Annual and Special Meetings. The Board shall call an annual meeting of shareholders not later than 18 months after the Corporation comes into existence and subsequently not later than 15 months after holding the last preceding annual meeting. The Board may at any time call a special meeting of shareholders.

7.2                Place of meetings. Subject to the Articles, a meeting of shareholders of the Corporation shall be held at such place in or outside Ontario as the Board determines or, in the absence of such a determination, at the place where the registered office of the Corporation is located.

7.3                Notice of meetings. Notice of the time and place of a meeting of shareholders shall be sent not less than 21 days nor more than 50 days before the meeting to: (a) each shareholder entitled to vote at the meeting; (b) each Director; and (c) the auditor. The accidental failure to give notice of a meeting of shareholders to any person entitled thereto or any error in such notice not affecting the substance thereof shall not invalidate any action taken at the meeting.

7.4                Meeting by Telephonic or Electronic Means. A meeting of the shareholders may be held by telephonic or electronic means and a shareholder who, through those means, votes at the meeting or establishes a communications link to the meeting shall be deemed for the purposes of the Act to be present at the meeting. The Board may establish procedures regarding the holding of meetings of the shareholders pursuant to this Section 7.4.

7.5                Chair and Secretary. The Chair of the Board or, if he or she is not present, the Vice-Chair of the Board or, if he or she is not present, a Director designated by the Board or, in the absence of any of them, the Chief Executive Officer of the Corporation shall act as chair at each meeting of shareholders. If none of the foregoing persons are present within 15 minutes after the time appointed for holding the meeting of shareholders, the shareholders present and entitled to vote shall choose a chair from amongst themselves. The Secretary of the Corporation, or, in his or her absence, such other person as the chair of the meeting of shareholders may appoint, shall act as secretary of a meeting of shareholders.

7.6                Scrutineers. At any meeting of shareholders, the chair of the meeting may appoint one or more persons, who may but need not be shareholders, to serve as scrutineers with such duties as the chair may prescribe.

7.7                Persons Entitled to be Present. The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the Directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the Articles or By-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

7.8                Quorum. A quorum for any meeting of shareholders shall be two or more individuals holding, or representing by proxy, not less than 5% (five percent) of the votes attached to all outstanding shares of the Corporation entitled to be voted at the meeting of shareholders, provided that if the Corporation has only one shareholder, the shareholder present in person or represented by proxy shall be a quorum for a meeting of shareholders. In the event that such quorum is not present at the appointed place on the date for which the meeting of shareholders is called within 30 minutes after the time fixed for the holding of such meeting of shareholders, the meeting, if convened at the requisition of the shareholders, shall be dissolved, but in any other case shall stand adjourned to such day being not less than 10 days later and to such place and at such time as may be determined by the chair of the meeting of shareholders. If at such adjourned meeting of shareholders a quorum, as determined in accordance with the foregoing provisions of this Section 7.8, is not present, the shareholders present either personally or represented by proxy shall constitute a quorum and any business which could have been brought before or dealt with at the original meeting of shareholders in accordance with the notice of meeting calling same may be brought before or dealt with at such adjourned meeting of shareholders. A quorum need not be present throughout the meeting provided that a quorum is present at the opening of the meeting.

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7.9                Shareholder Representatives. A body corporate or association that is a shareholder of the Corporation may be represented at a meeting of shareholders by any individual authorized by a resolution of its directors or governing body and such individual may exercise on behalf of the body corporate or association which such individual represents all the powers it could exercise if it were an individual shareholder.

7.10            Time for Deposit of Proxies. The Board may by resolution fix a time not exceeding 48 hours, excluding non-business days, preceding any meeting or adjourned meeting of shareholders before which time proxies to be used at that meeting must be deposited with the Corporation or an agent thereof, and any period of time so fixed shall be specified in the notice calling the meeting. A proxy may be used at the meeting only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it shall have been received by the secretary of the Corporation or by the chair of the meeting or adjournment thereof prior to the time of voting.

7.11            Votes to Govern. At any meeting of shareholders, every question shall, unless otherwise required by the Articles, By-laws or applicable law, be determined by a majority of votes cast on the question. In case of an equality of votes either upon a show of hands or upon a ballot, the chair of the meeting shall not be entitled to a second or casting vote.

7.12            Voting. Voting at any meeting of shareholders shall be by a show of hands except where, either before or after a show of hands, a ballot is required by the chair of the meeting or is requested by any voting person or as otherwise required by law. On a show of hands, each voting person shall have one vote. On a ballot, each voting person shall have that number of votes provided for by the Act or the Articles for each share entitled to be voted by such voting person, and the result of the ballot so taken shall be the decision of the shareholders upon the said question. Any ballot shall be taken in such manner as the chair of the meeting directs, and a requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken, a prior vote by show of hands has no effect. Whenever a vote by any means other than by ballot is taken, a declaration by the chair of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

7.13            Electronic Voting.

(a)	Any person entitled to attend and vote at a meeting of shareholders may vote at the meeting in person or by proxy and, subject to any determinations made from time to time by the Board, may appoint a proxy by any method permitted by law, including over the Internet, by the input of data using telephone facilities or by reproduction using facsimile or electronic facilities.

(b)	To the extent permitted by the By-laws or the Articles or by the Act or other laws governing the Corporation, the Board may establish, in connection with any meeting of shareholders, procedures regarding voting at the meeting by means of the Internet, telephonic, electronic or other communication facilities, and make available such communication facilities consistent with those procedures. The Board may determine from time to time that the voting at any specific meeting of shareholders shall be held entirely by such means.

7.14            Only One Shareholder. Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented by proxy constitutes a meeting.

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ARTICLE 8

SECURITIES

8.1                Options or Rights. Subject to the Act and the Articles, the Board may from time to time issue or grant options to purchase or rights to acquire unissued shares of the Corporation at such times and to such persons and for such consideration as the Board shall determine, provided that no share shall be issued until it is fully paid.

8.2                Uncertificated Securities. The Board may provide by resolution that any or all classes or series of shares issued by the Corporation shall be uncertificated securities, provided that such resolution shall not apply to securities represented by a certificate until such certificate has been surrendered to the Corporation.

8.3                Securities Records. The Corporation shall prepare and maintain, at its registered office or at any other place in Ontario designated by the Board, a securities register in which it records the certificated securities and uncertificated securities issued by it, showing with respect to each class or series of such securities:

(a)	the names, alphabetically arranged, of persons who:

(i)	are or have been within six years registered as shareholders of the Corporation, the address including the street and number, if any, of every such person while a holder, and the number and class of shares registered in the name of such holder,

(ii)	are or have been within six years registered as holders of debt obligations of the Corporation, the address including the street and number, if any, of every such person while a holder, and the class or series and principal amount of the debt obligations registered in the name of such holder, or

(iii)	are or have been within six years registered as holders of warrants of the Corporation, other than warrants exercisable within one year from the date of issue, the address including the street and number, if any, of every such person while a registered holder, and the class or series and number of warrants registered in the name of such holder; and

(b)	the date and particulars of the issue of each security of the Corporation.

8.4                Transfer Agents and Registrars. The Board may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers. One person may be appointed both registrar and transfer agent and the Board may at any time terminate any such appointment.

8.5                Non-recognition of Trusts. Subject to the Act, the Corporation may treat the registered owner of a share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payments in respect thereof and otherwise to exercise all the rights and powers of an owner of a share.

8.6                Security Instruments. Every holder of one or more certificated securities of the Corporation shall be entitled, at the holder's option, to a security certificate in respect of the securities held by that person or to a non-transferable written acknowledgement of that person's right to obtain a security certificate, stating the number and class or series of shares held by that person as shown on the securities register. Every holder of an uncertificated security of the Corporation shall be entitled to receive, within a reasonable time after the issuance or transfer of such uncertificated security, a written notice containing the information required to be stated on a share certificate in accordance with the Act. Security certificates and acknowledgements of a shareholder's right to a security certificate, respectively, shall be in such form as the Board may from time to time approve. Unless otherwise determined by the Board, security certificates need not be under corporate seal and shall be signed by at least one of the following persons: (a) any Director or Officer of the Corporation; or (b) a registrar, transfer agent or branch transfer agent of the Corporation or an individual on their behalf. Signatures may be printed or mechanically reproduced in facsimile upon security certificates and every such facsimile shall for all purposes be deemed to be the signature of the person whose signature it reproduces and shall be binding upon the Corporation. If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a Director or an Officer of the Corporation, and the security certificate is as valid as if the person were a Director or an Officer at the date of its issue.

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8.7                Replacement of Security Certificates. Subject to the Act, the Board or any Officer or agent designated by the Board may in the discretion of the Board or that person direct the issue of a new security certificate in lieu of and upon cancellation of a security certificate for a certificated security claimed to have been lost, apparently destroyed or wrongfully taken on payment of such fee, prescribed by or in accordance with the Act, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the Board or that person may from time to time prescribe, whether generally or in any particular case.

8.8                Joint Shareholders. If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.9                Deceased Shareholder. In the event of the death of a holder or of one of the joint holders of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by applicable law and upon compliance with the reasonable requirements of the Corporation and its transfer agent.

ARTICLE 9
DIVIDENDS AND RIGHTS

9.1                Dividends. Subject to the Act and the Articles, the Board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares or options or rights to acquire fully paid shares of the Corporation.

9.2                Dividend Cheques. A dividend payable in cash may be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail or sent by courier to such registered holder at the address recorded in the Corporation's securities register, unless in each case such holder otherwise directs. In the case of joint holders, the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and, if more than one address is recorded in the Corporation's security register in respect of such joint holding, the cheque shall be mailed to the first address so appearing. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.3                Non-receipt or Loss of Cheques. In the event of non-receipt or loss of any dividend cheque by the person to whom it is sent, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.4                Unclaimed Dividends. Any dividend unclaimed after a period of two years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

ARTICLE 10
NOTICES

10.1            Method of Giving Notices. Any notice, communication or document (each, a "notice") to be given or sent pursuant to the Act, the Articles, the By-laws or otherwise to a shareholder, Director, Officer, auditor or member of a committee of the Board shall be sufficiently given or sent if given or sent by prepaid mail, prepaid transmitted, recorded, or electronic communication capable of providing a written copy of such notice, or delivered personally to such person's latest address as shown on the securities register of the Corporation or, in the case of a Director, if more current, the address as shown in the most recent notice filed under the Corporations Information Act (Ontario). A notice shall be deemed to have been received on the date when it is delivered personally, or on the fifth day after mailing, or on the date of dispatch of a transmitted or recorded electronic communication. The secretary of the Corporation may change or cause to be changed the recorded address of any shareholder, Director, Officer, auditor or member of a committee of the Board in accordance with any information believed by the secretary to be reliable. A notice or document required or permitted to be sent under this Section 10.1 may be sent by electronic means in accordance with the Electronic Commerce Act, 2000 (Ontario) or by any other method permitted pursuant to the Act.

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10.2            Notice to Joint Shareholders. If two or more persons are registered as joint holders of any share of the Corporation, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

10.3            Computation of Time. In computing the date when notice must be sent under any provision requiring a specified period of days' notice of any meeting or other event, the period of days shall commence on the day following the sending of such notice and shall terminate on the day preceding the date of the meeting or other event provided that the last day of the period shall not be a non-business day.

10.4            Undelivered Notices. If any notice given or sent to a shareholder pursuant to Section 10.1 is returned on three consecutive occasions because the person cannot be found, the Corporation shall not be required to give or send any further notice to such shareholder until the Corporation is informed in writing of the new address for such person.

10.5            Omissions and Errors. The accidental omission to give or send any notice to any shareholder, Director, Officer, auditor or member of a committee of the Board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise based thereon.

10.6            Waiver of Notice. Any shareholder (or shareholder's duly appointed proxyholder), Director, Officer, auditor or member of a committee of the Board may at any time waive the giving or sending of any notice, or waive or abridge the time for any notice, required to be given to that person under any provision of the Act, the Articles, the By-laws or otherwise and such waiver or abridgement shall cure any default in the giving or sending or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing or given by electronic signature and may be sent by electronic means in accordance with the Electronic Commerce Act, 2000 (Ontario) except for the waiver of notice of a meeting of shareholders or of the Board, which may be given in any manner. Attendance of a Director at a meeting of directors or of a shareholder or any other person entitled to attend a meeting of shareholders is a waiver of notice of the meeting except where such Director, shareholder or other person, as the case may be, attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.7            Invalidity. The invalidity or unenforceability, if any, of any provision of this By-law shall not affect the validity or enforceability of the remaining provisions of this By-law.

10.8            Persons Entitled by Death or Operation of Law. Every person who, by operation of law, transfer, death of a securityholder or any other means whatsoever, becomes entitled to any security, is bound by every notice in respect of such security which has been given to the securityholder from whom the person derives title to such security. Such notices may have been given before or after the happening of the event upon which they became entitled to the security.

ARTICLE 11

MISCELLANEOUS

11.1            Former By-Laws May be Repealed. The Board may repeal one or more By-laws by passing a By-law that contains provisions to that effect.

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11.2            Effect of Repeal of By-Laws. The repeal of any By-law in whole or part shall not in any way affect the validity of any act done or right, privilege, obligation or liability acquired or incurred thereunder prior to such repeal. All Directors, Officers and other persons acting under any By-law repealed in whole or part shall continue to act as if elected or appointed under the provisions of this By-Law No. 1.

11.3            Effective Date. This By-Law No. 1 comes into force when made by the Board in accordance with the Act.

* * *

THE FOREGOING BY-LAW NO. 1 was approved by the Board in accordance with the Act on the 6th day of October, 2014.

"John B. Friedrichsen"

John B. Friedrichsen

Director and Secretary

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EXHIBIT "V"

TO PLAN OF ARRANGEMENT

TERMS OF NEW FSV SPECIAL SHARES

7.00            PREFERENCE SHARES, SERIES SPECIAL

The first series of the Preference Shares of the Corporation shall consist of an unlimited number of Preference Shares, which shares shall be designated as "Preference Shares, Series Special" (collectively, the "New FSV Special Shares") and which, in addition to the rights, privileges, restrictions and conditions attached to the Preference Shares of the Corporation as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

7.01            Dividends.

(1)	The holders of New FSV Special Shares shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the Board of Directors of Corporation out of moneys of the Corporation properly applicable to the payment of dividends, non-cumulative dividends.

(2)	Except with the consent in writing of the holders of all of the New FSV Special Shares, no dividend shall at any time be declared and paid on, or declared and set apart for payment on, the Subordinate Voting Shares or the Multiple Voting Shares unless, after the payment of such dividend, the realizable value of the assets of the Corporation would not be less than the New FSV Special Share Redemption Price (as hereinafter defined).

7.02            Redemption. The Corporation may, to the extent permitted by applicable law, redeem at any time the whole, or from time to time any part, of the New FSV Special Shares then outstanding on payment (which may, at the discretion of the Corporation, be made through the issuance of a promissory note or promissory notes) of a redemption price per New FSV Special Share equal to the aggregate of the following two amounts:

(1)	that amount which is equal to the quotient obtained when:

(a)	the aggregate fair market value of the Distribution Property (as hereinafter defined) at the time of its transfer to the Corporation as described in the Plan of Arrangement (as hereinafter defined);

is divided by:

(b)	the number of New FSV Special Shares issued in connection with the Distribution Property Exchange (as hereinafter defined);

plus:

(2)	that amount which is equal to all declared and unpaid dividends on such New FSV Special Share;

the whole constituting and being herein referred to in these provisions as the "New FSV Special Share Redemption Price", and the aggregate amount required to redeem all of the New FSV Special Shares then outstanding being the "New FSV Special Shares Redemption Amount". For the purposes of this Section 7.00:

(3)	"Distribution Property" has the meaning attributed to such term in the Plan of Arrangement;

(4)	"Distribution Property Exchange" has the meaning attributed to such term in the Plan of Arrangement; and

(5)	"Plan of Arrangement" means the Plan of Arrangement to which this Exhibit "V" is attached.

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7.03            Retraction. Any holder of New FSV Special Shares shall be entitled to require the Corporation to redeem, subject to the requirements of applicable law, at any time all of the New FSV Special Shares registered in the name of such holder on the books of the Corporation at the redemption price per share equal to the New FSV Special Share Redemption Price by tendering to the Corporation at the registered office of the Corporation a certificate or certificates representing all of the New FSV Special Shares held by such holder together with a notice in writing specifying: (1) that the holder desires to have the New FSV Special Shares represented by such certificate or certificates redeemed by the Corporation; and (2) the business day (the "Retraction Date") on which the holder desires to have the Corporation redeem such New FSV Special Shares. Following receipt of such share certificate or certificates and written notice, the Corporation will, on the Retraction Date (or as soon as practicable thereafter), redeem such New FSV Special Shares by paying to the holder the New FSV Special Share Redemption Price for each New FSV Special Share so redeemed.

7.04            Dissolution, Liquidation or Winding-up. In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of New FSV Special Shares shall be entitled to receive from the assets of the Corporation an amount equal to the New FSV Special Shares Redemption Amount before any amount shall be paid or any assets of the Corporation distributed upon any liquidation, dissolution or winding-up of the Corporation to the holders of the Subordinate Voting Shares or the Multiple Voting Shares. After payment to the holders of New FSV Special Shares of the amount so payable to them, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

7.05            Cancellation. Any New FSV Special Share that is redeemed by the Corporation pursuant to this Section 7.00 will for all purposes be considered to have been redeemed on, and will be cancelled concurrently with, the payment of the New FSV Special Share Redemption Price by the Corporation to or for the benefit of the holder thereof.

7.06            Specified Amount for Part VI.1 of the Income Tax Act (Canada). For the purposes of subsection 191(4) of the Income Tax Act (Canada), [$►][3] is hereby specified in respect of each New FSV Special Share.

_____________________

[3]	Effective Date value to be inserted prior to filing Certificate of Arrangement.

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APPENDIX "D"

FAIRNESS OPINION OF WILLIAM BLAIR & COMPANY, L.L.C.

CONFIDENTIAL

March 11, 2015

The Board of Directors

FirstService Corporation

1140 Bay Street, Suite 4000

Toronto, ON M5S 2B4

To the Board of Directors:

William Blair & Company, LLC ("William Blair", "we", "our", or "us") understands that FirstService Corporation ("FirstService" or the "Company") is proposing to enter into a corporate reorganization by way of plan of arrangement (the "Arrangement") under the Business Corporations Act (Ontario) which will divide FirstService into two publicly listed service companies: Colliers International Group Inc. ("Colliers"), the commercial real estate services division of FirstService, and "New" FirstService Corporation ("New FSV"), a combination of the residential real estate services and property services divisions of FirstService. We also understand that, under the Arrangement, each issued and outstanding FirstService subordinate voting share will be exchanged for one Colliers subordinate voting share and one New FSV subordinate voting share. Additionally, each issued and outstanding FirstService multiple voting share will be exchanged for one Colliers multiple voting share and one New FSV multiple voting share. The division of FirstService is to be effected by way of a tax-deferred reorganization for purposes of the Income Tax Act (Canada). The description above is summary in nature. The specific terms and conditions of the Arrangement will be more fully described in FirstService's notice of annual and special meeting of shareholders and management information circular (the "Management Information Circular"), that will be mailed to holders of FirstService subordinate voting shares and multiple voting shares (and filed publicly with applicable regulators in Canada and the United States) in connection with the proposed Arrangement. The Management Information Circular will have appended thereto an arrangement agreement and accompanying plan of arrangement in respect of the Arrangement (collectively, the "Plan of Arrangement") and describe therein a transitional services and separation agreement (the "Transitional Services and Separation Agreement") to be entered into in connection with the Arrangement (the foregoing, together with the Management Information Circular, the "Transaction Agreements").

By letter agreement dated May 15, 2014 (the "Engagement Agreement"), the Company retained William Blair to act as financial advisor to the Board of Directors of the Company (the "Board") in connection with the Arrangement. Pursuant to the Engagement Agreement, the Board has requested that we prepare and deliver our written opinion (the "Opinion") as to the fairness, from a financial point of view, of the consideration to be received by shareholders pursuant to the Arrangement.

In connection with our review of the proposed Arrangement and the preparation of the Opinion set forth herein, we have examined, among other things, the following

a)	annual reports of the Company, including the comparative audited financial statements, management's discussion and analysis and annual information forms of the Company for the fiscal years ended December 31, 2014, 2013, and 2012;

b)	certain pro forma historical financial information which allocated FirstService to New FSV and Colliers had the Arrangement been previously effective (the "Pro Forma and Historical Financial Information");

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c)	quarterly interim reports of the Company, including the comparative unaudited financial statements and management's discussion and analysis of the Company for the quarters ended September 30, 2014, June 30, 2014 and March 31, 2014;

d)	certain internal financial, operational, corporate and other information concerning the Company and its businesses, assets, liabilities and prospects prepared or provided to us by the management of the Company, including pro forma financial forecasts and operating information (the "Forecasts") for FirstService, Colliers, and New FSV as well as certain other internal operating and financial projections;

e)	draft press release of the Company dated March 5, 2015, relating to the Arrangement;

f)	drafts of the Transaction Agreements, including a draft Management Information Circular, dated March 4, 2015, a draft Plan of Arrangement, dated March 4, 2015, and a draft Transitional Services and Separation Agreement, dated March 4, 2015;

g)	representations by the management team of FirstService that the transaction structure would receive favorable tax treatment from each of the Canada Revenue Agency and the Internal Revenue Service;

h)	the market price and trading activity of the FirstService subordinate voting shares;

i)	certain public information and analysis, prospectuses, annual information forms, annual reports, press releases and quarterly reports relating to the business, operations, financial performance and trading history of other selected companies for comparative purposes we deemed relevant;

j)	selected public market trading statistics and relevant business and financial information of the Company and other publicly-traded entities we deemed relevant;

k)	selected public market information of precedent spin-out transactions we deemed relevant;

l)	carve-out combined financial statements of New FSV, in draft form, dated March 3, 2015, as prepared and audited by PricewaterhouseCoopers LLP and supplied to us by the Company;

m)	Pro forma consolidated financial statements (unaudited) of Colliers International, dated March 5, 2015, as prepared by PricewaterhouseCoopers LLP and supplied to us by the Company;

n)	selected relevant reports published by equity research analysts and industry sources regarding the Company and other comparable publicly-traded entities we deemed relevant;

o)	representations contained in a certificate addressed to us, dated the date hereof, from a senior officer of the Company as to certain factual matters and the completeness and accuracy of the information provided to us by the Company; and

p)	such other information, analyses, investigations and discussions as we deemed relevant or appropriate in the circumstances.

In addition, we have participated in discussions with the Board and senior management of the Company to discuss the foregoing, as well as the strategic rationale, transaction costs, potential operational benefits, and other aspects of the Arrangement which we have deemed relevant to our inquiry and have considered other matters and taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant.

In rendering the Opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion, including, without limitation, the Pro Forma and Historical Information and the Forecasts and the tax free nature of the proposed transaction provided by senior management of FirstService. To the extent that any of the information we have reviewed and relied upon is based upon any assumptions or is made subject to any limitations, qualifications or exceptions, the Opinion is based on the same assumptions and is subject to the same limitations, qualifications or exceptions.

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We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of FirstService, Colliers, or New FSV. We have been advised by the senior management of FirstService that the Pro Forma and Historical Financial Information and the Forecasts examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of FirstService, Colliers, and New FSV. In that regard, we have assumed, with your consent, that: (i) the Pro Forma and Historical Financial Information is an accurate reflection of the financial position and results of operations of FirstService, Colliers, and New FSV with respect to the periods thereof and that the Forecasts will be achieved in the amounts and at the times contemplated thereby; and (ii) all material assets and liabilities (contingent or otherwise) of FirstService, Colliers, and New FSV are reflected in the Pro Forma and Historical Financial Information or other information made available to us. We express no opinion with respect to the pro forma or historical financial information or forecasts or the estimates and judgments on which they are based. We did not consider and express no opinion as to the amount or nature of any compensation to any of FirstService, Colliers, or New FSV officers, directors or employees (or any class of such persons) with respect to the fairness of any such compensation, including without limitation, any compensation pursuant to the Long Term Arrangement contained in the FirstService Management Services Agreement described in the Management Information Circular. We were not requested to consider, and our opinion does not address, the relative merits of the Arrangement as compared to any other transaction or business strategy in which FirstService or the Board might engage. We do not address treatments of the underlying decision by FirstService to engage in the Arrangement and the Opinion does not constitute as a recommendation to the Board or any shareholder. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion.

We have relied, as to all legal matters, on advice of counsel to FirstService, and have assumed that the Arrangement will be consummated on the terms described in the Management Information Circular and Plan of Arrangement, without any waiver or modification of any material terms or conditions by FirstService. We have further assumed that the Transitional Services and Separation Agreement will be performed by the parties thereto in accordance with its terms, without any breach, default or other violation, and that no early termination thereof shall occur.

Representatives of FirstService have advised us, and we have assumed, that the Transaction Agreements, when executed, will conform to the drafts reviewed by us in all material respects. We also have assumed, with your consent, that obtaining the necessary regulatory or third party approvals and consents for the Arrangement will not have an adverse effect on FirstService, Colliers, or New FSV. We do not express any opinion as to any tax or other consequences that might result from the Arrangement, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that FirstService has obtained such advice as it deemed necessary from qualified professionals. We are providing the Opinion based on the assumption that the Company will receive favourable tax rulings from the Canada Revenue Agency with respect to the Arrangement and related matters. We express no view or opinion as to any terms or other aspects or implications of the Arrangement (other than to the extent expressly specified herein), including, without limitation, the form or structure of the Arrangement or any agreements or other arrangements entered into in connection with, or contemplated by, the Arrangement.

William Blair has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations, and similar transactions. In the ordinary course of our business, we may from time to time trade the securities of FirstService or its respective affiliates for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. We have in the past acted as the investment banker to the board of FirstService, for which we have received compensation, and we have acted as the investment banker to the board of FirstService in connection with the Arrangement and, pursuant to the Engagement Letter, will receive a fee from FirstService for our services, a portion of which is contingent upon consummation of the Arrangement. In addition, the Company has agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us and our affiliates against certain liabilities arising out of our engagement.

-D3-

We are expressing no opinion herein as to the price at which shares of FirstService, Colliers, or New FSV will trade at any time or as to the effect of the Arrangement on the trading price of these shares. Such trading price may be affected by a number of factors, including but not limited to: (i) dispositions by shareholders before or after the effective date of the Arrangement; (ii) changes in prevailing interest rates and other factors which generally influence the price of securities; (iii) adverse changes in the current capital markets; (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of FirstService, Colliers, or New FSV, or in the markets they serve or to which they relate; (v) any necessary actions by or restrictions of federal, state, provincial or other governmental agencies or regulatory authorities; and (vi) timely completion of the Arrangement on terms and conditions that are acceptable to all parties at interest.

Our investment banking services and our opinion were provided solely for the confidential use and benefit of the Board (in its capacity as such) in connection with the Arrangement. Our engagement and opinion are not on behalf of, and are not intended to confer rights or remedies upon, any shareholders of FirstService, Colliers, or New FSV or any other person and this opinion may not be reproduced, summarized, described or referred or given to any other person without our prior written consent, nor may this opinion be used or relied upon by any third person for any purpose. Notwithstanding the foregoing, this Opinion and appropriate references to our services may be included in the Management Information Circular and/or other disclosure or court documents prepared by the Company for filing with the applicable regulatory authorities, stock exchanges, or other stakeholder in the Company in connection with the Arrangement; provided that (i) our Opinion is reproduced in its entirety, and (ii) any description of, or reference to, us or our advice therein is in a form acceptable to us and our counsel, acting reasonably.

Our opinion is limited to the fairness, from a financial point of view, to the shareholders of FirstService of the consideration to be received by such shareholders in the Arrangement pursuant to the Plan of Arrangement, and we do not address the merits of the underlying decision by FirstService to engage in the Arrangement. This Opinion is not to be construed as a recommendation to the Board, any committee of the Board or any shareholder to approve or not approve the Arrangement. It is understood that, except as otherwise described above, this letter may not be disclosed or otherwise referred to without our prior written consent. This opinion has been reviewed and approved by our Fairness Opinion Committee.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the consideration to be received by the shareholders of FirstService pursuant to the Arrangement is fair, from a financial point of view, to such shareholders.

Very truly yours,

WILLIAM BLAIR & COMPANY, L.L.C.

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APPENDIX "E"

NOTICE OF APPLICATION FOR FINAL ORDER

Court File No. CV15-10908-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

(COMMERCIAL LIST)

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, Ch. B.16, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING FIRSTSERVICE CORPORATION, ITS SHAREHOLDERS, NEW FSV CORPORATION, FSV HOLDCO ULC AND FIRSTSERVICE COMMERCIAL REAL ESTATE SERVICE INC.

FIRSTSERVICE CORPORATION

Applicant

(Stamped) [Court Seal]

NOTICE OF APPLICATION

TO: THE RESPONDENTS

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following pages.

THIS APPLICATION will come on for a hearing before a judge presiding over the Commercial List on April 24, 2015 at 10:00 a.m., at 330 University Avenue, Toronto, Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant's lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant's lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least 2 days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

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Date: March 11, 2015                                                    Issued by          "A. Anissimova"

Local registrar

Address of court office:	330 University Avenue Toronto, Ontario M5G 1R7
TO:	ALL HOLDERS OF SUBORDINATE VOTING SHARES AND MULTIPLE VOTING SHARES OF FIRSTSERVICE CORPORATION

AND TO:	ALL HOLDERS OF OPTIONS TO PURCHASE SUBORDINATE VOTING SHARES OF FIRSTSERVICE CORPORATION

AND TO:	THE DIRECTORS OF FIRSTSERVICE CORPORATION

AND TO:	THE AUDITOR OF FIRSTSERVICE CORPORATION

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APPLICATION

1.                   The Applicant, FirstService Corporation ("FirstService"), makes application for:

(a)                 an interim order (the "Interim Order") for advice and directions with respect to:

(i)                   an annual and special meeting (the "Meeting") of the holders of Subordinate Voting Shares and Multiple Voting Shares (collectively, the "Voting Shareholders") of FirstService to consider, among other things, the Arrangement (as defined below); and

(ii)                 the approval of the Arrangement by the Voting Shareholders;

(b)                 an order pursuant to s. 182(5) of the Business Corporations Act, R.S.O. 1990, Ch. B.16 (the "OBCA") approving a plan of arrangement (the "Arrangement") as contemplated by the arrangement agreement made as of the 11th day of March, 2015 among FirstService, New FSV Corporation ("New FSV"), FSV Holdco ULC ("FSV Holdco") and FirstService Commercial Real Estate Services Inc. ("FCRESI"), substantially in the form described in and attached to the Notice of Annual and Special Meeting of Shareholders and Management Information Circular (together, the "Circular") to be dated on or about March 16, 2015 and delivered to the Voting Shareholders and others, as specified in this Notice of Application; and

(c)                 such other relief as counsel for the Applicant may request and this Honourable Court deems fit.

2.                   The grounds for the Application are:

(a)                 each of FirstService, New FSV and FCRESI is a corporation incorporated under, and governed by, the OBCA and FSV Holdco is an unlimited liability company incorporated under, and governed by, the Business Corporations Act (British Columbia);

(b)                 the Arrangement is an "arrangement" within the meaning of subsection 182(1) of the OBCA;

(c)                 all pre-conditions to the approval of the Arrangement by the Court will have been satisfied prior to the hearing of the Application;

(d)                 the Arrangement is in the best interests of FirstService and is put forward in good faith;

(e)                 all statutory requirements under the OBCA have been or will have been satisfied prior to the hearing of the Application;

(f)                  the Arrangement is fair and reasonable to the parties affected;

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(g)                 if made, the final Order approving the Arrangement will constitute the basis for an exemption from the registration requirements of Section 3(a)(10) of the Securities Act of 1933, as amended, of the United States of America with respect to the shares to be exchanged and/or distributed in the United States of America pursuant to the Arrangement;

(h)                 in accordance with the Interim Order, as part of the Circular, this Notice of Application will be sent to all shareholders of FirstService, as they appear on the books and records of the Applicant on the day fixed as the record date for the Meeting, namely the close of business on March 20, 2015;

(i)                   Section 182 of the OBCA;

(j)                  National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators;

(k)                 rules 1.04, 3.02, 14.05(2), 14.05(3), 37 and 38 of the Rules of Civil Procedure; and

(l)                   such further and other grounds as counsel for the Applicant may advise and this Honourable Court may permit.

3.                   The following documentary evidence will be used at the hearing of the Application:

(a)                 such interim Order as may be granted by this Honourable Court;

(b)                 the Affidavit of John B. Friedrichsen, to be sworn on behalf of FirstService, and the exhibits thereto;

(c)                 the supplementary affidavit material reporting on the results of the Meeting, to be sworn on behalf of FirstService, and the exhibits thereto; and

(d)                 such further and other material as counsel for the Applicant may advise and this Honourable Court may permit.

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March 11, 2015                                   FOGLER, RUBINOFF LLP

Lawyers

77 King Street West

Suite 3000, P.O. Box 95

Toronto-Dominion Centre

Toronto, Ontario M5K 1G8

W. Ross MacDougall (LSUC #: 49840A)

Tel: (416) 864-9700

Fax: (416) 941-8852

Lawyers for the Applicant,

FirstService Corporation

-E5-

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, Ch. B.16, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING FIRSTSERVICE CORPORATION, ITS SHAREHOLDERS, NEW FSV CORPORATION, FSV HOLDCO ULC AND FIRSTSERVICE COMMERCIAL REAL ESTATE SERVICE INC.

FIRSTSERVICE CORPORATION (Applicant)

Court File No.: CV15-10908-00CL
ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST) Proceeding commenced at Toronto
NOTICE OF APPLICATION

FOGLER, RUBINOFF LLP

Lawyers

77 King Street West

Suite 3000, P.O. Box 95

Toronto-Dominion Centre

Toronto, Ontario M5K 1G8

W. Ross MacDougall (LSUC #: 49840A)

Tel: (416) 864-9700

Fax: (416) 941-8852

Lawyers for the Applicant,

FirstService Corporation

-E6-

APPENDIX "F"

INTERIM ORDER

Court File No. CV15-10908-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

(COMMERCIAL LIST)

THE HONOURABLE MADAM JUSTICE CONWAY	) ) )	FRIDAY, THE 13TH DAY OF MARCH, 2015

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, Ch. B.16, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING FIRSTSERVICE CORPORATION, ITS SHAREHOLDERS, NEW FSV CORPORATION, FSV HOLDCO ULC AND FIRSTSERVICE COMMERCIAL REAL ESTATE SERVICE INC.

FIRSTSERVICE CORPORATION

Applicant

(Stamped) [Court Seal]

INTERIM ORDER

THIS MOTION made by the Applicant, FirstService Corporation ("FirstService"), for an interim order for advice and directions pursuant to subsection 182(5) of the Business Corporations Act, R.S.O. 1990, Ch. B.16, as amended (the "OBCA") was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion, the Notice of Application issued on March 11, 2015 and the Affidavit of John B. Friedrichsen sworn March 11, 2015, (the "Friedrichsen Affidavit"), including the Plan of Arrangement, which forms part of Appendix "A" to the draft Management Information Circular of FirstService (the "Information Circular"), which is attached as Exhibit "A" to the Friedrichsen Affidavit, and on hearing the submissions of counsel for FirstService.

Definitions

1.                   THIS COURT ORDERS that all definitions used in this Interim Order shall have the meanings ascribed thereto in the Information Circular or otherwise as specifically defined herein.

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The Meeting

2.	THIS COURT ORDERS that FirstService is permitted to call, hold and conduct an annual and special meeting (the "Meeting") of holders of Subordinate Voting Shares ("FirstService Subordinate Voting Shares") and Multiple Voting Shares ("FirstService Multiple Voting Shares") (collectively, the "Voting Shares") in the capital of the FirstService (such holders, the "Voting Shareholders") to be held at The Design Exchange, 234 Bay Street, Toronto-Dominion Centre, Toronto, Ontario M5K 1B2 on April 21, 2015 at 4:00 p.m. (Toronto time) in order for the Voting Shareholders to, among other things, consider and, if determined advisable, to pass a special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (collectively, the "Arrangement Resolution").

3.             THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the OBCA, the notice of meeting of Voting Shareholders which accompanies the Information Circular (the "Notice of Meeting") and the articles and by-laws of FirstService, subject to what may be provided hereafter and subject to further order of this Court.

4.             THIS COURT ORDERS that the record date (the "Record Date") for determination of the Voting Shareholders entitled to notice of, and to vote at, the Meeting, shall be the close of business on March 20, 2015.

5.             THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be:

(a)                 the Voting Shareholders or their respective proxyholders;

(b)                 the officers, directors, auditors and advisors of FirstService;

(c)                 the representatives and advisors of New FSV Corporation ("New FSV"), FSV Holdco ULC ("FSV Holdco") and FirstService Commercial Real Estate Services Inc. ("FCRESI"); and

(d)                 other persons who may receive the permission of the Chair of the Meeting.

6.             THIS COURT ORDERS that FirstService may transact such other business at the Meeting as is contemplated in the Information Circular, or as may otherwise be properly before the Meeting.

Chair and Quorum

7.             THIS COURT ORDERS that the Chair of the Meeting shall be determined by FirstService and that the quorum at the Meeting shall be any two holders of Voting Shares present in person or represented by proxy at the opening of the Meeting who are entitled to vote at the Meeting.

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Amendments to the Arrangement and Plan of Arrangement

8.	THIS COURT ORDERS that FirstService is authorized to make, subject to the terms of the Arrangement Agreement made as of the 11th day of March, 2015 among FirstService, New FSV, FSV Holdco and FCRESI (the "Arrangement Agreement") and paragraph 9, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Voting Shareholders, or others entitled to receive notice under paragraphs 12 and 13 hereof, and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Voting Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Honourable Court at the hearing for the final approval of the Arrangement.

9.             THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 8, above, would, if disclosed, reasonably be expected to affect a Voting Shareholder's decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Honourable Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as FirstService may determine.

Amendments to the Information Circular

10.           THIS COURT ORDERS that FirstService is authorized to make such amendments, revisions and/or supplements to the draft Information Circular as it may determine and the Information Circular, as so amended, revised and/or supplemented, shall be the Information Circular to be distributed in accordance with paragraphs 12 and 13.

Adjournments and Postponements

11.           THIS COURT ORDERS that FirstService, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Voting Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as FirstService may determine is appropriate in the circumstances, including by press release. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

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Notice of Meeting

12.	THIS COURT ORDERS that, in order to effect notice of the Meeting, FirstService shall send the Information Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, the form(s) of proxy and any letter of transmittal, along with such amendments or additional documents as FirstService may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the "Meeting Materials"), to the following:

(a)                 the registered Voting Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

(i)                   by pre-paid ordinary or first class mail at the addresses of the Voting Shareholders as they appear on the books and records of FirstService, or its registrar and transfer agents, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of FirstService;

(ii)                 by delivery, in person or by recognized courier service or inter-office mail, to the address specified in paragraph 12(a)(i) above; or

(iii)                by facsimile or electronic transmission, including email, to any Voting Shareholder, who is identified to the satisfaction of FirstService, who requests such transmission in writing and, if required by FirstService, who is prepared to pay the charges for such transmission;

(b)                 the non-registered Voting Shareholders by providing sufficient copies of the Meeting Materials (other than FirstService's form(s) of proxy and any letter of transmittal) either to the registrar and transfer agents for direct mailing or to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators; and

(c)                 the respective directors and auditors of FirstService by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, including email, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting;

and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

13.          THIS COURT ORDERS that, in the event that FirstService elects to distribute the Meeting Materials, FirstService is hereby directed to distribute the Information Circular (including the Notice of Application, and this Interim Order), and any other communications or documents determined by FirstService to be necessary or desirable (collectively, the "Court Materials") to the holders of FirstService Stock Options and other security holders of FirstService (as FirstService deems fit) by any method permitted for notice to Voting Shareholders as set forth in paragraphs 12(a) or 12(b), above, concurrently with the distribution described in paragraph 12 of this Interim Order. Distribution to such persons shall be to their addresses (or email address) as they appear on the books and records of FirstService or its registrar and transfer agents at the close of business on the Record Date.

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14.                THIS COURT ORDERS that accidental failure or omission by FirstService to give notice of the meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of FirstService, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of FirstService, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15.                THIS COURT ORDERS that FirstService is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials as FirstService may determine in accordance with the terms of the Arrangement Agreement ("Additional Information"), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as FirstService may determine.

16.                THIS COURT ORDERS that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 12 and 13 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 12 and 13 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9, above.

Solicitation and Revocation of Proxies

17.                THIS COURT ORDERS that FirstService is authorized to use the proxies and any letter of transmittal substantially in the form of the drafts accompanying the Information Circular, with such amendments and additional information as FirstService may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. FirstService is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. FirstService may waive generally, in its discretion, the time limits set out in the Information Circular for the deposit or revocation of proxies by Voting Shareholders, if FirstService deems it advisable to do so.

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18.                THIS COURT ORDERS that Voting Shareholders shall be entitled to revoke their proxies as provided for in the Information Circular, or in any other manner permitted by law.

Voting

19.                THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting to be voted upon by the Voting Shareholders, as applicable, shall be those Voting Shareholders, as applicable, who hold any of the Voting Shares as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

20.                THIS COURT ORDERS that votes on the Arrangement Resolution shall be taken at the Meeting on the basis of:

(a)	one (1) vote for each FirstService Subordinate Voting Share held by such holder; and

(b)	twenty (20) votes for each FirstService Multiple Voting Share held by such holder.

21.                THIS COURT ORDERS that in order for the Plan of Arrangement to be implemented, subject to further Order of this Honourable Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by:

(a)                 not less than two-thirds (66⅔%) of the votes cast at the Meeting by the holders of FirstService Subordinate Voting Shares, voting separately as a class, present in person or represented by proxy at the Meeting;

(b)                 not less than two-thirds (66⅔%) of the votes cast at the Meeting by the holders of FirstService Multiple Voting Shares, voting separately as a class, present in person or represented by proxy at the Meeting; and

(c)                 not less than a majority of the votes cast at the Meeting by the holders of FirstService Subordinate Voting Shares, voting separately as a class (excluding the votes cast in respect of FirstService Subordinate Voting Shares held by persons whose votes must be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the Ontario Securities Commission and the Autorité des marchés financiers (Québec) and Ontario Securities Commission Rule 56-501 – Restricted Shares), present in person or represented by proxy at the Meeting.

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Such votes shall be sufficient to authorize FirstService to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Information Circular without the necessity of any further approval by the Voting Shareholders (subject only to final approval of the Arrangement by this Honourable Court).

22.                THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting FirstService to be voted upon by the Voting Shareholders (other than in respect of the Arrangement Resolution), as applicable:

(a)	each FirstService Subordinate Voting Share entitles the holder of record thereof to one (1) vote per FirstService Subordinate Voting Share; and

(b)	each FirstService Multiple Voting Share entitles the holder of record thereof to twenty (20) votes per FirstService Multiple Voting Share.

Dissent Rights

23.                THIS COURT ORDERS that each Voting Shareholder shall be entitled to dissent ("Dissent Rights") in connection with the Arrangement Resolution in accordance with Section 185 of the OBCA (except as the procedures of that section are varied by this Interim Order, the Final Order and the Plan of Arrangement) provided that notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by FirstService on or prior to 5:00 p.m. (Toronto time) on the second Business Day preceding the date of the Meeting (or, if the Meeting is adjourned or postponed, 5:00 p.m. (Toronto time) on the second Business Day preceding the date of the adjourned or postponed Meeting), and has otherwise complied strictly with the dissent procedures described in the Information Circular and the OBCA.

24.                THIS COURT ORDERS that Voting Shareholders who duly exercise such Dissent Rights set out in paragraph 23 above and who:

(a)                 are ultimately entitled to be paid fair value for the number and class of Voting Shares in respect of which he, she or it (a "Dissenting Shareholder") has exercised Dissent Rights ("Dissenting Shares"), will: (i) be entitled to be paid the fair value of such Dissenting Shares, which fair value will be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution is adopted; (ii) be deemed to have been transferred by such Dissenting Shareholder to FirstService, with good and marketable title thereto and free and clear of any Encumbrances, as at the Effective Time; and (iii) not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had they not exercised their Dissent Rights; or

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(b)                 are ultimately not entitled, for any reason, to be paid fair value for their Dissenting Shares, will be deemed to have participated in the Arrangement, commencing at the Effective Time, on the same basis as a Voting Shareholder who has not exercised Dissent Rights;

but in no case shall FirstService, New FSV, FSV Holdco, FCRESI or any other person be required to recognize such Voting Shareholders as holders of Voting Shares at or after the Effective Time and the names of such Voting Shareholders shall be deleted from FirstService's register of holders of Voting Shares at the Effective Time.

25.                THIS COURT ORDERS that, in addition to any other restrictions in Section 185 of the OBCA, no Voting Shareholders who vote, or have or have been deemed to have instructed a proxyholder to vote, in favour of the Arrangement Resolution, shall be entitled to exercise rights of dissent.

Hearing of Application for Approval of the Arrangement

26.                THIS COURT ORDERS that, upon approval by the Voting Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, FirstService may apply to this Honourable Court for final approval of the Arrangement.

27.                THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Information Circular, when sent in accordance with paragraphs 12 and 13, shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 28.

28.                THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for FirstService as soon as reasonably practicable, and, in any event, no less than 5 days before the hearing of this Application at the following address:

Fogler, Rubinoff LLP

77 King Street West

Suite 3000, P.O. Box 95

Toronto-Dominion Centre

Toronto, Ontario, Canada M5K 1G8

Attention: W. Ross MacDougall

Tel: (416) 864-9700

Fax: (416) 941-8852

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29.                THIS COURT ORDERS that, subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within Application shall be:

(a)                 FirstService;

(b)                 New FSV;

(c)                 FSV Holdco;

(d)                 FCRESI; and

(e)                 any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure.

30.                THIS COURT ORDERS that any materials to be filed by FirstService in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

31.                THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 28 shall be entitled to be given notice of the adjourned date.

32.                THIS COURT ORDERS that the time for the service and filing of the motion materials herein is hereby abridged.

Precedence

33.                THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Voting Shares or the FirstService Stock Options, or the articles or by-laws of FirstService, this Interim Order shall govern.

Extra-Territorial Assistance

34.                THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States of America or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

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Variance

35.                THIS COURT ORDERS that FirstService shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

Entered at Toronto on March 13, 2015.

              "Justice Conway"

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IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, Ch. B.16, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING FIRSTSERVICE CORPORATION, ITS SHAREHOLDERS, NEW FSV CORPORATION, FSV HOLDCO ULC AND FIRSTSERVICE COMMERCIAL REAL ESTATE SERVICE INC.

FIRSTSERVICE CORPORATION (Applicant)

Court File No. CV15-10908-00CL
ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST) Proceeding commenced at Toronto
INTERIM ORDER

FOGLER, RUBINOFF LLP

Lawyers

77 King Street West

Suite 3000, P.O. Box 95

Toronto-Dominion Centre

Toronto, Ontario M5K 1G8

W. Ross MacDougall (LSUC #: 49840A)

Tel: (416) 864-9700

Fax: (416) 941-8852

Lawyers for the Applicant,

FirstService Corporation

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APPENDIX "G"

FORM OF NEW FSV STOCK OPTION PLAN

FIRSTSERVICE STOCK OPTION PLAN

(Effective on the Effective Date)

New FSV Corporation (the "New FSV") hereby establishes, effective on the Effective Date (as defined below), a stock option plan (the "Plan") for the benefit of the respective directors, officers and full-time employees of the Company (as defined below) or its subsidiaries (other than Jay S. Hennick). The Plan constituted hereby shall be known as the "FirstService Stock Option Plan".

1.	DEFINITIONS

As used herein, the following terms shall have the following meanings:

(a)	"2015 Arrangement Options" means options hereunder issued as part of the 2015 Plan of Arrangement in partial exchange for Outstanding Old FirstService Options;

(b)	"2015 Plan of Arrangement" means the plan of arrangement involving Old FirstService, New FSV, FSV Holdco ULC, FirstService Commercial Real Estate Services Inc. and the shareholders of Old FirstService under Section 182 of the Business Corporations Act (Ontario), a copy of which is attached as Schedule "A" to the arrangement agreement made as of the 11th day of March, 2015 among Old FirstService, New FSV, FSV Holdco ULC and FirstService Commercial Real Estate Services Inc., as it may be amended, modified or supplemented from time to time in accordance with its terms;

(c)	"Associate" shall have the meaning ascribed to that term in the Securities Act (Ontario);

(d)	"Blackout Period" means the time period, commonly referred to as the "blackout period", determined by the Company in accordance with its trading policies pursuant to which directors, officers, employees and others are prohibited from trading in the securities of the Company (including exercising options granted under the Plan) and, for greater certainty, Blackout Period shall not include any period in which there is a prohibition on trading in securities of the Company as a result of a cease trade or other order of any securities commission or regulatory authority;

(e)	"Board" means the board of directors of the Company as constituted from time to time;

(f)	"business day" means a day other than a Saturday, Sunday or any other day which is a statutory holiday in the Province of Ontario;

(g)	"Company" means New FSV (which will, pursuant to the 2015 Plan of Arrangement on the Effective Date, be renamed "FirstService Corporation"), and includes any successor corporation thereof;

(h)	"Compensation Committee" means the Executive Compensation Committee of the Board as constituted from time to time;

(i)	"Effective Date" and "Effective Time" shall have the meanings ascribed to those terms in the 2015 Plan of Arrangement;

(j)	"Insider" shall have the meaning ascribed to that term in the Company Manual of the Toronto Stock Exchange, as same is amended from time to time or interpreted or modified in any Toronto Stock Exchange Staff Notice or other published policy document of the Toronto Stock Exchange, provided that, if at any time the Subordinate Voting Shares are not then listed on the Toronto Stock Exchange, "Insider" will mean:

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(i)	an insider (as defined in the Securities Act (Ontario)) of the Company, other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Company; and

(ii)	an Associate of any person who is an insider by virtue of (i);

(k)	"Old FirstService" means the corporation existing under the Business Corporations Act (Ontario) that, prior to the Effective Date, was named "FirstService Corporation" and, which will, pursuant to the 2015 Plan of Arrangement on the Effective Date, change its name to "Colliers International Group Inc." and thereafter amalgamate with FirstService Commercial Real Estate Services Inc. to form a corporation that will be named "Colliers International Group Inc.", and includes any successor corporation thereof;

(l)	"Outstanding Old FirstService Options" means options to acquire Subordinate Voting Shares in the capital of Old FirstService outstanding immediately prior to the Effective Time and which, as part of the 2015 Plan of Arrangement, were exchanged for, among other things, 2015 Arrangement Options and cancelled;

(m)	"Securities Act (Ontario)" means the Securities Act (Ontario) or its successor, as amended from time to time;

(n)	"Share Compensation Arrangements" means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Subordinate Voting Shares from treasury to one or more persons, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise;

(o)	"Subordinate Voting Shares" means the Subordinate Voting Shares in the capital of the Company; and

(p)	"subsidiary" shall have the meaning ascribed to that term in the Securities Act (Ontario).

2.	PURPOSE OF THE PLAN

The purpose of the Plan is to provide the Company and its subsidiaries with a share-related mechanism designed to develop and increase the interest in the growth and development of the Company and its subsidiaries of those of the respective directors, officers and full-time employees of the Company and its subsidiaries (other than Jay S. Hennick) as may from time to time be granted options under the Plan by providing to them the opportunity to acquire a proprietary interest in the Company through the purchase of Subordinate Voting Shares.

3.	IMPLEMENTATION

The Plan is subject to and is conditional upon: (a) the approval of the Plan by the Toronto Stock Exchange and any other stock exchange on which the Subordinate Voting Shares of the Company may be posted and listed for trading; and (b) the approval of the Plan by the shareholders of Old FirstService (who will be the shareholders of the Company at the Effective Time pursuant to the 2015 Plan of Arrangement) given by the affirmative vote of a majority of the votes cast at a meeting of shareholders held on April 21, 2015. The terms of the Plan shall apply to all options granted on and after the Effective Date, which date is the effective date of the Plan.

4.	ADMINISTRATION

The Plan will be administered solely by the Board and, except for the 2015 Arrangement Options, grants of options under the Plan shall be made as follows (the "Option Granting Process"): all proposed option grants are to be submitted to the Compensation Committee for review and a recommendation made to the Board; proposed option grants recommended by the Compensation Committee are then to be submitted to the Board for approval and, if approved, will be granted on the date so approved by the Board. Subject to the provisions of the Plan, the Board is authorized in its sole discretion to make such determinations under, and such interpretations of, and to take such steps and actions in connection with the proper administration of the Plan and to impose, amend or revoke such rules and regulations concerning the granting of options pursuant to the Plan as it, in its sole discretion, may deem necessary or advisable. No member of the Board will be liable for any action or determination taken or made in good faith with respect to the Plan or any options granted thereunder and each such member shall be entitled to indemnification by the Company with respect to any such action or determination in the manner provided for by the Board. Any determination approved by a majority of the members of the Board will be deemed to be a determination of that matter by the Board. Jay S. Hennick may not be granted options under the Plan. Members of the Board (other than Jay S. Hennick) may be granted options under the Plan. All options previously issued by the Company under the Plan that are outstanding as at the date of any amendment and restatement of the Plan shall be deemed to be issued under the Plan, as amended and restated, and governed by the terms and conditions hereof.

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5.	NUMBER OF SHARES DEDICATED TO THE PLAN

Options shall not be granted under the Plan with respect to any class of shares in the capital of the Company other than Subordinate Voting Shares. The aggregate number of Subordinate Voting Shares subject to options under the Plan shall not exceed, in the aggregate, 2,263,500 Subordinate Voting Shares or such greater number as may be approved from time to time in accordance with Section 10 hereof. All options granted under the Plan will conform to all applicable provisions prescribed by the Plan and to such specific terms and conditions as may be determined by the Board at the time of making each such grant. The granting of any option must, in order to become effective and binding on the Company, be authorized or approved by the Board pursuant to the Option Granting Process. Subordinate Voting Shares in respect of which an option is granted under the Plan, but not exercised prior to the termination of such option, whether through lapse of time or otherwise, shall be available for options thereafter granted by the Board under the Plan. All Subordinate Voting Shares issued pursuant to the due exercise of options granted under the Plan will be so issued as fully paid and non-assessable shares.

6.	ELIGIBILITY FOR OPTIONS

The persons who will be eligible to be granted options pursuant to the Plan (the "Eligible Participants") will be such directors, officers and full-time employees of the Company or its subsidiaries (other than Jay S. Hennick) as the Board shall from time to time determine in its sole discretion. In determining the options to be granted to Eligible Participants under the Plan, the Board will give due consideration to the value of each such person's present potential contribution to the Company's (or any subsidiary of the Company's) success and to the recommendation in that regard made by the Compensation Committee.

7.	GRANTING OF OPTIONS

Subject to the provisions herein set forth (including the Option Granting Process), the Board shall, in its sole discretion, select the Eligible Participants to whom options under the Plan may be granted (including the holders of the 2015 Arrangement Options, herein sometimes referred to as the "Optionees"), the number of Subordinate Voting Shares to be optioned to each of them and the terms and conditions within the limits prescribed in Section 8 hereof attaching to each such option. The aggregate number of Subordinate Voting Shares reserved for issuance pursuant to all options granted to any one Optionee shall not exceed 5% of the number of Subordinate Voting Shares outstanding on a non-diluted basis at the time of such grant. In addition, the aggregate number of securities of the Company:

(a)	issued to Insiders of the Company, within any one year period; and

(b)	issuable to Insiders of the Company, at any time;

under the Plan, or when combined with all of the Company's other Share Compensation Arrangements, shall not exceed 10% of the Company's total issued and outstanding securities. The granting of an option under the Plan to an Eligible Participant shall neither entitle nor preclude such Eligible Participant from being subsequently granted one or more additional options to purchase Subordinate Voting Shares under the Plan.

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8.	TERMS AND CONDITIONS OF THE OPTIONS

The terms and conditions of each option granted under the Plan shall be set forth in an option agreement (an "Option Agreement") to be entered into between the Company and each Optionee, such agreement to be in such form as may from time to time be approved by the Board from time to time. To the extent that the terms of the Plan and any Option Agreement are inconsistent, the terms of the Plan shall govern. The Option Agreement shall include the following terms and conditions as well as such other terms and conditions not inconsistent with the Plan as may be deemed advisable by the Board:

(a)	Number of Shares - The Board shall, in its sole discretion, fix the aggregate number of Subordinate Voting Shares which are the subject of the option so granted.

(b)	Option Price – The option price per Subordinate Voting Share with respect to any option granted under the Plan shall be determined by the Board at the time the option is granted, but such price shall not be less than the Minimum Price (as defined below) on the day on which the grant of the option is authorized or approved by the Board. For the purposes of this subparagraph 8(b), "Minimum Price" shall mean:

(i)	in the event that the Subordinate Voting Shares are then traded on the Toronto Stock Exchange and/or the NASDAQ Stock Market, the closing price of the Subordinate Voting Shares on the Toronto Stock Exchange or the NASDAQ Stock Market on the trading day prior to the day on which the option is authorized or approved by the Board;

(ii)	in the event that the Subordinate Voting Shares are not then traded on the Toronto Stock Exchange and the NASDAQ Stock Market, the closing price of the Subordinate Voting Shares on such public market on which the Subordinate Voting Shares are then traded, as selected by the Board, in its sole discretion, on the trading day prior to the day on which the option is authorized or approved by the Board; or

(iii)	in the event that the Subordinate Voting Shares are not then traded on any public market, the price of the Subordinate Voting Shares as determined by the Board, in its sole discretion, on the day on which the option is authorized or approved by the Board.

(c)	Payment - The purchase price of the Subordinate Voting Shares purchased upon the exercise of the option shall be paid for in full upon the exercise thereof. An Optionee who is not already a shareholder of the Company shall have none of the rights of a shareholder of the Company until Subordinate Voting Shares issuable pursuant to the exercise of an option granted to an Optionee are issued to such Optionee.

(d)	Vesting - Subject to subsections 8(i) and 8(l), the Board shall determine, at the time of granting an option to an Optionee pursuant to the Plan, the maximum number of Subordinate Voting Shares that may be exercised by such Optionee in each year or other period during the term of the option.

(e)	Term of Option - The term of the option shall not be for less than one year and not more than 10 years from the date the option is granted, subject always to subsections 8(f), 8(g), 8(h) and 8(i); provided that, notwithstanding the foregoing or anything else to the contrary in the Plan, if the term of any option granted under the Plan ends on a day occurring within a Blackout Period applicable to an Optionee or within ten business days after the expiry of a Blackout Period applicable to an Optionee, the term of such option shall be automatically extended to (and such option shall continue to be exercisable under the terms of the Plan up to) 5:00 p.m. (Toronto time) on the tenth business day following the expiry of such Blackout Period. This subsection 8(e) applies to all options outstanding under the Plan, regardless of the date of grant or issuance.

(f)	Death of Optionee - In the event of the death of an Optionee while in the employment, or as an officer or director, of the Company or a subsidiary of the Company prior to 5:00 p.m. (Toronto time) on the expiry date of the option (the "Expiry Date"), the option may be exercised, as to all or any of the Subordinate Voting Shares forming the subject matter of such option in respect of which such Optionee would have been entitled to exercise the option hereunder at the time of the death of such Optionee if such Optionee had survived, by the legal representatives of such Optionee at any time up to and including, but not after, 5:00 p.m. (Toronto time) on the date which is the first anniversary of the date of death of such Optionee or the Expiry Date, whichever is the earlier, after which the option shall in all respects cease and terminate and be of no further force or effect whatsoever as to such of the Subordinate Voting Shares in respect of which such option had not been previously exercised.

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(g)	Resignation or Discharge of Optionee - In the event of:

(i)	the resignation of an Optionee as an employee of the Company or a subsidiary of the Company such that the Optionee is no longer an Eligible Participant;

(ii)	the resignation or removal of an Optionee as an officer or director of the Company or a subsidiary of the Company other than in the circumstances referred to in subsections 8(f) and 8(l), such that the Optionee is no longer an Eligible Participant; or

(iii)	the discharge of an Optionee as an employee of the Company or a subsidiary of the Company by reason of a wilful and substantial breach of such Optionee's employment duties;

in each such case prior to 5:00 p.m. (Toronto time) on the Expiry Date, all options granted to such Optionee under the Plan shall in all respects forthwith cease and terminate and be of no further force or effect whatsoever as to such of the Subordinate Voting Shares in respect of which such option had not previously been exercised, upon notice of such resignation being received by the Company or subsidiary of the Company, or upon notice of such removal or discharge being given by the Company or subsidiary of the Company to such Optionee, as the case may be. For the purposes of the Plan, the determination by the Company that such Optionee was discharged as an employee of the Company or a subsidiary of the Company by reason of a wilful and substantial breach of such Optionee's employment duties shall be binding upon such Optionee.

(h)	Other Termination of Employment or Cessation of Directorship of Optionee - In the event of the termination of employment of an Optionee by the Company or a subsidiary of the Company other than in the circumstances referred to in subsections 8(f) and 8(g), or an Optionee ceasing to be a non-employee director of the Company in the circumstances referred to in subsection 8(l), below, such that the Optionee is no longer an Eligible Participant, such Optionee may exercise each option then held by such Optionee under the Plan to the extent that such Optionee was entitled to do so at the time of such termination of employment or cessation of directorship (including as a consequence of subsection 8(l)), at any time up to and including, but not after, 5:00 p.m. (Toronto time) on the 30th day (or such later day as the Board in its sole discretion may determine) following the date of termination of employment or cessation of directorship, or the Expiry Date, whichever is earlier, after which the option shall in all respects cease and terminate and be of no further force or effect whatsoever as to such of the Subordinate Voting Shares in respect of which such option had not been previously exercised.

(i)	Sale and Take-Over Bids - As used in this subsection 8(i):

(i)	"Arrangement" means any merger, arrangement (other than the 2015 Plan of Arrangement), amalgamation or other similar form of transaction involving the Company, other than with a wholly-owned subsidiary of the Company, under circumstances such that, following the completion of such transaction, there is a Change in Control of the Company;

(ii)	"Change in Control" means, in relation to the Company or any successor or resulting company or other entity, circumstances under which Control of the Company or any successor or resulting company or other entity is changed from one person or group of persons to another person or group of persons, other than to a Person not dealing at arm's length with the person(s) exercising Control of the Company immediately prior to such circumstances occurring;

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(iii)	"Control" means the possession, directly or indirectly, through one or more intermediaries or otherwise, of the power to elect a majority of directors and/or to direct or cause the direction of the management or policies of the Company, whether through the ownership of voting securities, by contract or in any other manner whatsoever;

(iv)	"offeror" has the meaning ascribed to that term in the Securities Act (Ontario);

(v)	"Take-over Bid" means a take-over bid, as defined in the Securities Act (Ontario), which is a "formal bid" as defined in such Act, and which is made:

(A)	for all of the issued and outstanding shares of any one or more classes of shares in the capital of the Company; or

(B)	for all of the issued and outstanding shares of any one or more classes of shares in the capital of the Company other than:

(1)	those shares in the capital of the Company which are then owned by the offeror under such Take-over Bid; and/or

(2)	those shares in the capital of the Company which the offeror under such Take-over Bid then otherwise has, directly or indirectly, the right to acquire; and

(vi)	"Sale" means the sale of all or substantially all of the assets of the Company as an entirety or substantially as an entirety to any person or entity (other than a wholly-owned subsidiary of the Company) under circumstances such that, following the completion of such sale, the Company will cease to carry on an active business, either directly or indirectly through one or more subsidiaries.

If:

(1)	the Company shall enter into an agreement providing for a Sale or an Arrangement; or

(2)	a Take-over Bid shall be made,

the Board may, at any time thereafter, authorize the Company to give a notice in writing to each Optionee advising such Optionee that, notwithstanding any other provision of the Plan, all options granted to such Optionee under the Plan will expire on the date determined by the Board as specified in such notice (provided that the date determined by the Board as specified in such notice shall not increase the term of any option granted under the Plan), which date shall in no event be the earlier of:

(A)	60 days following the date of such notice; and

(B)	in the case of the Company having entered into an agreement providing for a Sale or an Arrangement, one business day prior to the date on which the Sale or Arrangement provided for in such agreement is completed, or, in the case of a Take-over Bid having been made, one business day prior to the date on which there shall have been taken up by the offeror thereunder at least 90% of the total number of the issued and outstanding shares of each class of shares in the capital of the Company in respect of which such Take-over Bid is being made and, for this purpose, all shares of each class of shares in the capital of the Company in respect of which such Take-over Bid is made which are owned by the offeror at the expiry of such Take-over Bid shall be deemed to have been taken up pursuant to such Take-over Bid.

In the event that such a notice is given by the Company (the "Company Notice"), each Optionee shall have the right, on such terms and conditions as may be prescribed in such notice, to elect to exercise up to the time that such Optionee's option expires, after giving effect to such notice, all options then held by such Optionee under the Plan in respect of up to all of the Subordinate Voting Shares which could have been purchased by such Optionee on a full exercise of all such options. Notwithstanding the foregoing:

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(1) if such Optionee so elects to exercise such Optionee's option;

(2)	if such Optionee has not elected to exercise such Optionee's option and subscribe for Subordinate Voting Shares in accordance with this subsection; or

(3)	if such Optionee has exercised such Optionee's option but, following such exercise, such Optionee has not paid for the Subordinate Voting Shares which such Optionee has elected to subscribe for;

the Company shall have the right (which right may be exercised by the Company in its sole discretion) to pay to such Optionee on the payment date set out in the Company Notice cash in an amount equal to the result obtained by multiplying the amount, if any, by which the market price per Subordinate Voting Share on the date of completion of the Sale, Arrangement or Take-over Bid, as the case may be, exceeds the option price, by the number of Subordinate Voting Shares then remaining unsubscribed for under all options then held by such Optionee under the Plan which could have been purchased by such Optionee on a full exercise of all such options (and, if such payment is made, any exercise made by such Optionee of his or her options shall be deemed to have been not made and be null and void); and, if a Sale, Arrangement or Take-over Bid is completed, the market price for the purposes of calculating the amount of such cash payment to be made by the Company shall be the same as the value of the consideration paid per Subordinate Voting Share under the Sale, Arrangement or Take-over Bid, as applicable.

In the event that the Board in good faith determines that the Sale, Arrangement or Take-over Bid, as the case may be, will not be completed, the election of the Optionee given hereunder shall be terminated and, in such event, any cash paid by the Optionee to the Company will be returned to the Optionee and the option shall thereafter continue to be exercisable by the Optionee in accordance with its terms.

(j)	Non-Assignability of Option - Each option granted under the Plan shall be non-assignable by the Optionee.

(k)	Exercise of Option - Subject to the provisions of the Plan, an option granted under the Plan shall be exercised from time to time by the Optionee, or in the event of death, by his legal representatives, by giving notice in writing addressed to the Company at its registered and principal office in the City of Toronto, to the attention of the Secretary of the Company, specifying the number of Subordinate Voting Shares forming the subject matter of such option in respect of which such notice is being given, together with payment in full of the purchase price of the Subordinate Voting Shares being purchased. Notwithstanding any other provision of the Plan or in any option granted to an Optionee, the Company's obligation to issue Subordinate Voting Shares to an Optionee pursuant to the exercise of an option shall be subject to: (i) completion of such registration or other qualification of such Subordinate Voting Shares or obtaining approval of such regulatory authorities as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; (ii) the admission of such Subordinate Voting Shares for quotation or listing and posting for trading, as the case may be, on the Toronto Stock Exchange and any other market or exchange as shall then be required or desirable; and (iii) the receipt from the Optionee of such representations, warranties, agreements and undertakings, including as to future dealings in such Subordinate Voting Shares, as the Company determines to be necessary or advisable in order to ensure compliance with applicable securities laws and stock exchange and other regulatory body rules and requirements.

(l)	Accelerated Vesting for Non-Employee Directors in Certain Circumstances - Notwithstanding any vesting condition(s) determined by the Board pursuant to subsection 8(d), the vesting of the options held by an Optionee who is a non-employee director of the Company shall be automatically accelerated, such that they become immediately fully vested and exercisable, in the event that such Optionee does not stand for re-election, resigns as or fails to be re-elected as a director of the Company, in each case, in circumstances where there is no wilful and substantial breach of such Optionee's fiduciary duties or other legal obligations to the Company, as determined by the Board.

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9.	ADJUSTMENTS IN EVENT OF CHANGE IN STRUCTURE OF CAPITAL

Appropriate adjustments in the number of Subordinate Voting Shares and in the option price per Subordinate Voting Share, relating to options granted or to be granted, shall be made by the Board in its sole discretion to give effect to adjustments in the number of Subordinate Voting Shares resulting, subsequent to the date that the Plan became effective, from any subdivisions, consolidations or reclassifications of the Subordinate Voting Shares, the payment of stock dividends by the Company or other relevant changes in the capital structure of the Company. Any such adjustments shall be subject to the approval thereof, to the extent required, by such stock exchanges on which the Subordinate Voting Shares are then listed for trading.

10.	AMENDMENT OR DISCONTINUANCE OF PLAN

(a)	Subject to regulatory approval, the approval of any stock exchange on which the Subordinate Voting Shares are then listed for trading and the limitations set out in subsections 10(b) and 10(c) hereof, the Board may, by resolution, amend, vary or discontinue the Plan, or any agreement or entitlement subject to the Plan, at any time without notice to or approval of the shareholders of the Company, including, without limitation, for the purpose of:

(i)	changing the class of persons who will be eligible to be granted options pursuant to the Plan (other than as provided for in subsection 10(b) hereof);

(ii)	ensuring continuing compliance with applicable laws and regulations and the requirements or policies of any governmental or regulatory authority, securities commission or stock exchange having authority over the Company or the Plan;

(iii)	changes of a "housekeeping", clerical, technical or stylistic nature, including, without limitation, eliminating any ambiguity, error or defect, supplying any omission or correcting or supplementing any provision contained in the Plan or in any agreement subject to the Plan which may be incorrect or incompatible with any other provision of the Plan or such agreement;

(iv)	changing the method of determining the option price for options granted pursuant to the Plan, provided that the option price shall not in any case be lower than the "market price" of a Subordinate Voting Share, as that term (or any successor term) is interpreted and applied by the Toronto Stock Exchange;

(v)	changing the following terms governing options under the Plan: (A) vesting terms (including the acceleration of vesting); (B) exercise and payment method and frequency; (C) transferability or assignability, other than as provided for in subsection 10(b) hereof; (D) to fairly or properly take into account a Sale, Arrangement or Take-over Bid; (E) adjustments required in the circumstances of one of the events referred to in Section 9 hereof; and (F) the effect of termination (for whatever reason) of the Optionee's employment or service;

(vi)	determining that any of the provisions of the Plan or any agreement subject to the Plan concerning the effect of termination (for whatever reason) of the Optionee's employment, service or consulting agreement/arrangement or cessation of the Optionee's directorship or office, shall not apply for any reason acceptable to the Board;

(vii)	changing the terms and conditions of any financial assistance which may be provided by the Company to the Optionees to facilitate the purchase of Subordinate Voting Shares, or adding or removing any provisions providing for such financial assistance;

(viii)	adding or amending a cashless exercise feature, payable in cash or securities, provided same includes a full deduction of the number of underlying Subordinate Voting Shares from the Plan reserved under Section 5 hereof;

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(ix)	providing for the granting of non-equity based kinds of awards under the Plan, including, without limitation, stock-appreciation rights;

(x)	adding or amending provisions necessary for options under the Plan to qualify for favourable tax treatment to Optionees and/or the Company under applicable tax laws;

(xi)	changing any terms relating to the administration of the Plan; and

(xii)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules and policies of the Toronto Stock Exchange and of any other stock exchange or market having authority over the Company or the Plan).

(b)	Subject to regulatory approval, the approval of any stock exchange on which the Subordinate Voting Shares are then listed for trading and the limitations set out in subsection 10(c) hereof, the Board may, by resolution, amend, vary or discontinue the Plan, or any agreement or entitlement subject to the Plan, at any time for the following purposes, provided that any such amendment, variance or discontinuance will not become effective unless and until approved by a majority of the votes cast by shareholders of the Company, in person or by proxy, at a meeting of shareholders:

(i)	any increase in the maximum number of Subordinate Voting Shares issuable under the Plan as provided for in Section 5 hereof or any change from a fixed maximum number of Subordinate Voting Shares issuable under the Plan to a fixed maximum percentage;

(ii)	any reduction in the option price of an outstanding option except for the purpose of maintaining option value in connection with an adjustment provided for under Section 9 hereof (for this purpose, the cancellation or termination of an option of an Optionee prior to expiry of the option term for the purpose of reissuing an option to the same Optionee with a lower exercise price shall be treated as an amendment to reduce the option price of an option);

(iii)	any extension of the option term (which, for greater certainty, shall not include the circumstances provided for in subsection 8(e) hereof in respect of a Blackout Period) or any amendment to permit the grant of an option with an expiry date of more than 10 years from the date the option is granted;

(iv)	permitting any option granted under the Plan (or any other kind of award which may hereafter form part of the Plan) to be transferable or assignable other than for estate planning or normal estate settlement purposes;

(v)	providing for the granting of equity based kinds of awards under the Plan; and

(vi)	any other amendment requiring shareholder approval under applicable law (including, without limitation, under the rules and policies of the Toronto Stock Exchange and of any other stock exchange or market having authority over the Company or the Plan);

provided further that, in the case of any amendment or variance referred to above, Insiders who directly benefit from such amendment or variance will not have the votes attaching to the Subordinate Voting Shares or other securities of the Company held, directly or indirectly, by them counted in respect of the required approval of the shareholders of the Company.

(c)	Notwithstanding anything herein to the contrary, no amendment, variance or discontinuance of the Plan, or any agreement or entitlement subject to the Plan, may be made, without the prior written consent of the Optionee, if the Board determines that the effect thereof is to impair, derogate from or otherwise materially and adversely affect any option previously granted to such Optionee under the Plan. Subject to the provisions of this Section 10, the Plan shall remain in effect until all grants of options under the Plan have been terminated pursuant to the provisions of the Plan or satisfied by the issuance of Subordinate Voting Shares, the payment of cash or otherwise.

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11.	MISCELLANEOUS

Nothing contained in the Plan nor in any option granted thereunder shall be deemed to give any Optionee any interest or title in or to any shares of the Company or any rights as a shareholder of the Company or any other legal or equitable right against the Company whatsoever other than as set forth in the Plan and pursuant to the exercise of any option.

The Plan does not give any Optionee or any employee of the Company or any of its subsidiaries the right, or obligation, to or to continue to serve as a director, officer or full-time employee, as the case may be, of the Company or any of its subsidiaries. The awarding of options to any Eligible Participant is a matter to be determined solely in the discretion of the Board. The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any shares or any other securities in the capital of the Company or any of its subsidiaries other than as specifically provided for in the Plan.

No fractional Subordinate Voting Shares shall be issued upon the exercise of options granted under the Plan and, accordingly, if an Optionee would otherwise become entitled to a fractional Subordinate Voting Share upon the exercise of an option, such Optionee shall only have the right to purchase the next lowest whole number of Subordinate Voting Shares and no payment or other adjustment shall be made with respect to the fractional interest so disregarded.

12.	BINDING EFFECT

The Company and every Optionee shall be bound by the terms and conditions of the Plan.

13.	COMPLIANCE WITH APPLICABLE LAW

If any provision of the Plan or any agreement entered into pursuant to the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

14.	2015 PLAN OF ARRANGEMENT

(a)	For all purposes under the Plan, 2015 Arrangement Options granted in exchange for Outstanding Old FirstService Options pursuant to the 2015 Plan of Arrangement shall be deemed to have been originally granted under the Plan but shall also be deemed a continuation of the Outstanding Old FirstService Options for which they are exchanged as part of the 2015 Plan of Arrangement. Accordingly, the date on which a 2015 Arrangement Option is granted for purposes of the Plan shall be deemed to be the date of the grant of the Outstanding Old FirstService Option for which such 2015 Arrangement Option was exchanged as part of the 2015 Plan of Arrangement notwithstanding that the Plan was not effective at such time.

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(b)	Notwithstanding anything contained herein to the contrary, each person that is a director, officer and/or full-time employee of Old FirstService or its subsidiaries who holds an Outstanding Old FirstService Option immediately prior to the Effective Time and who will not, on and after the Effective Time, be a director, officer and/or full-time employee of the Company or its subsidiaries (each such person, an "Arrangement Participant") shall, for so long as such Arrangement Participant remains a director, officer and/or full-time employee, as applicable, of Old FirstService or its subsidiaries, be permitted to hold and exercise his or her 2015 Arrangement Options in accordance with their terms as though such Arrangement Participant is a director, officer and/or full-time employee, as applicable, of the Company or its subsidiaries and be deemed, as applicable, to be an "Eligible Participant" hereunder for such purposes. Upon any Arrangement Participant ceasing to be a director, officer and/or full-time employee of Old FirstService or its subsidiaries, provided that at such time such Arrangement Participant is not, or does not concurrently become, a director, officer and/or full-time employee of the Company or its subsidiaries, such Arrangement Participant shall be treated for the purposes of the Plan as having ceased to be a director, officer and/or full-time employee of the Company and its subsidiaries and such Arrangement Participant's 2015 Arrangement Options shall be dealt with in accordance with subsections 8(f), 8(g) or 8(h) of the Plan, as applicable, or any other term of the Plan applicable thereto.

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APPENDIX "H"

INFORMATION CONCERNING COLLIERS POST-ARRANGEMENT

NOTICE TO READER	H2
NOTE REGARDING FORWARD-LOOKING STATEMENTS	H2
GENERAL DEVELOPMENT OF THE BUSINESS	H3
BUSINESS OF COLLIERS	H3
NARRATIVE DESCRIPTION OF COLLIERS	H3
History	H3
Comprehensive Service Offerings	H5
Geographic Locations	H7
Operating Segments	H8
Employees	H8
Our Growth Strategy	H8
Competition	H11
Competitive Strengths	H11
ESCROWED SECURITIES AND
SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	H17
PRINCIPAL SHAREHOLDERS	H17
EXECUTIVE COMPENSATION	H18
Colliers MSA	H18
CORPORATE GOVERNANCE	H19
PRO FORMA CONSOLIDATED CAPITALIZATION	H20
Credit Facility	H21
CORPORATE STRUCTURE	H21
Intercorporate Relationships	H22

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NOTICE TO READER

Unless otherwise indicated, the disclosure in this Appendix "H" has been prepared assuming that the Arrangement has been effected. In particular, unless otherwise indicated, the disclosure in respect of the business and assets of Colliers contained in this Appendix "H" is presented on the assumption that the Arrangement has been completed and the assets and liabilities referable to the Residential Real Estate Services and Property Services divisions of FirstService have been transferred to New FSV prior to the date in respect of which such disclosure relates. References to the "Colliers Assets" in this Appendix "H" are to such assets as held by FirstService prior to the Arrangement and to be held by Colliers upon the Arrangement becoming effective. Unless otherwise defined herein, all capitalized terms used in this Appendix "H" have the meanings given to such terms in the Glossary to this Circular. Unless the context otherwise permits, indicates or requires, all references in this Appendix "H" to "Colliers", "we", "our", "us" and similar expressions are references to Colliers and the business carried on by it following completion of the Arrangement. Please see also Appendix "O" to this Circular for information regarding FirstService prior to the Arrangement having been effected (and FirstService becoming Colliers), including with respect to corporate governance practices and executive compensation.

This Appendix "H" contains only certain information regarding Colliers as it will exist following completion of the Arrangement. For additional information, readers are encouraged to read this Circular in its entirety, including, without limitation, the information contained under the heading "Information Concerning Colliers Post-Arrangement" and the documents referred to in, and the information contained under, the heading "Information Concerning FirstService Pre-Arrangement – Documents Incorporated by Reference" in this Circular.

Unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to "US$" are to United States dollars and all references to "$" or "C$" are to Canadian dollars. Unless otherwise indicated, all financial statements and information included in, or incorporated by reference into, this Appendix "H" is determined using U.S. GAAP.

Colliers' unaudited pro forma consolidated financial statements for the year ended December 31, 2014 assume the completion of the Arrangement, and are included in Appendix "M" to this Circular. Colliers' unaudited pro forma consolidated financial statements should be read in conjunction with FirstService's audited consolidated financial statements for the year ended December 31, 2014 and related management's discussion and analysis, as specifically incorporated by reference in this Circular, as well as New FSV's audited carve-out combined financial statements for the year ended December 31, 2014 and related management's discussion and analysis, included in Appendix "K" to this Circular.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Appendix "H" contains certain forward-looking statements or information (collectively referred to in this note as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements are typically identified by words such as "projected", "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact contained in this Appendix "H" are forward-looking statements, including, but not limited to, operational information, future acquisition or disposition opportunities, Colliers' corporate and governance structure, the operational divisions of Colliers and dividends. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on our current expectations, estimates and assumptions. All such forward-looking statements are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. The forward-looking statements contained in this Appendix "H" are expressly qualified in their entirety by the foregoing and the cautionary statements set forth in the body of this Circular under the heading "Forward-Looking Information". Readers are cautioned not to place undue reliance on forward-looking statements contained in this Appendix "H", which reflect the analysis of Management only as of the date of this Circular. Neither FirstService nor Colliers undertakes any obligation to release publicly the results of any revision to these forward-looking statements which may be made to reflect events or circumstances after the date of this Circular or to reflect the occurrence of unanticipated events, except as required by applicable securities laws.

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GENERAL DEVELOPMENT OF THE BUSINESS

In November 2004, FirstService established a new commercial real estate services division by acquiring Colliers Macaulay Nicolls Inc., which operates under the Colliers International brand name. Since that time, FirstService has strengthened the business in existing markets and acquired numerous businesses within existing and new markets greatly expanding its geographic scope, services and talent, so that today it is one of the world's largest commercial real estate services providers offering a full range of commercial real estate services in the United States, Canada, Australia, the United Kingdom, Germany and several other countries in Asia, Europe and Latin America.

As first announced on February 10, 2015, the Board has approved the split of FirstService into two focused services companies – one a commercial real estate services company and the other a residential property services company. The proposed Arrangement is expected to be implemented through a court approved Plan of Arrangement and is subject to, among other things, Shareholder approval. The Arrangement will result in two publicly traded entities, Colliers and New FSV, with the names of "Colliers International Group Inc." (being the successor to the existing FirstService legal entity) and "FirstService Corporation" (being the New FSV legal entity), respectively. See "The Arrangement – Background to the Arrangement" in this Circular.

As discussed in the Notice to Reader, the disclosure of Colliers' business and assets is presented below on the assumption that the Arrangement has been completed and the assets and liabilities referable to the Residential Real Estate Services and Property Services divisions of FirstService have been transferred to New FSV prior to the date in respect of which such disclosure relates.

BUSINESS OF COLLIERS

Colliers is one of the world's largest and fastest growing commercial real estate services firms, offering a full range of services to occupiers, owners and investors in office, industrial, retail, hotel, multi-family and other commercial real estate assets. Through an enterprising culture of service excellence, Colliers integrates the resources of real estate professionals worldwide to accelerate the success of its clients, employees and shareholders. As of December 31, 2014, we operated from 219 offices in 41 countries worldwide with over 10,000 employees (excluding affiliate and franchised offices), providing services under the "Colliers International" brand name. Including affiliates and franchisees, Colliers International operates from 502 offices in 67 countries servicing the United States, Canada, Europe, Australia/New Zealand, Asia and Latin America.

Our comprehensive service offerings includes property agency leasing; property investment sales; capital markets; tenant representation; property appraisal and valuation; facility, property and asset management; workplace solutions and project management. Colliers is dedicated to creating strategic partnerships with clients and providing them with customized solutions to transform their real estate into a competitive advantage while capitalizing on the macro trends of outsourcing in the commercial real estate sector.

Colliers is the indirect controlling shareholder of Colliers International Property Consultants Inc. ("CIPC"), the entity that holds the "Colliers International" brand and trademarks. In markets where Colliers does not operate company-owned operations, we operate through affiliates or franchisees operating under the "Colliers International" brand and trademarks. To ensure brand unity and service quality, all affiliates and franchisees are subject to brand and performance guidelines that are monitored and enforced by CIPC. We currently have 26 affiliates or franchisees in different markets around the world who together generated in excess of US$700 million in revenue in 2014.

NARRATIVE DESCRIPTION OF COLLIERS

History

We trace our roots back to 1898 when Macaulay Nicolls was founded in Vancouver, Canada as a property management and insurance agency. Colliers International originated in 1976 in Australia through the merger of three commercial property services firms. In 1984, Colliers International joined forces with Macaulay Nicolls to form Colliers Macaulay Nicolls Inc. Over the years, Colliers continued to grow globally as other market leading commercial real estate service providers joined the Colliers group of companies. In 2004, Colliers Macaulay Nicolls Inc. was acquired by FirstService, a company founded and controlled by Jay S. Hennick, together with the existing senior management led by CEO Douglas P. Frye. At the time of the acquisition by FirstService, Colliers Macaulay Nicolls Inc. was generating approximately US$250 million in annualized revenue.

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With the financial and strategic support of FirstService and a deep and experienced senior management team, Colliers accelerated its growth even more by adding company-owned operations, expanding into complementary service areas and growing into other geographic regions. By 2010, FirstService had unified all operations globally under the "Colliers International" brand name with one mission and standardized business practices delivered consistently throughout all operations. Over the last 10 years, Colliers has been the fastest growing major, global commercial real estate services business based on revenue growth. A summary of Colliers' material growth initiatives to date is as follows:

Year	Event
1898	Macaulay Nicolls founded in Vancouver, Canada
1976	Colliers International Property Consultants incorporated in Australia
1984	Colliers launches global expansion into Canada as Colliers Macaulay Nicolls and in the USA
1986	Colliers merges operations in Australia and Asia establishing operations in 20 markets in AsiaPac
1990	Colliers expands into emerging markets including Central Europe and Latin America
2001	Douglas P. Frye assumes the role of CEO of Colliers International and moves the head office of the organization to Seattle, Washington
2004	FirstService Corporation, a publically traded company controlled by Founder and CEO Jay S. Hennick, assumes control of Colliers Macaulay Nicolls with a long-term strategy to consolidate operations and create one global organization, under one brand with consistent business practices applied globally
2006	Between 2006 and 2010, Colliers MacauIay Nicolls begins to strengthen and grow its global platform by acquiring additional Colliers International branded operations. In total, more than 29 acquisitions are completed in 15 countries around the world
2009	Dylan E. Taylor joins as CEO of Colliers USA
2010

The US operations of Colliers combine with Colliers MacauIay Nicolls and re-brand under as "Colliers International" in all markets

Original network structure is disbanded and newly re-branded Colliers International, controlled by FirstService, becomes one of the largest and most recognized brands in commercial real estate globally

Colliers International implements "Project Fusion" as part of a plan to increase operational effectiveness and enhance operating margins with a goal of increasing margins by 500 basis points to 10% by 2016

2012	Colliers acquires the Colliers International operations in the United Kingdom and Ireland and integrates them into its global platform
2013	Colliers acquires the Colliers International German operations and integrates them into its global platform
2014

Colliers International voted to the top five in Global Outsourcing 100 for the first time in history

Colliers continues to strengthen operations and add services with acquisitions in Australia, New Zealand, UK and the Netherlands

Colliers expands to France and Belgium and strengthens operations in the Netherlands, Spain, Morocco, Switzerland with the acquisition of AOS Group

Colliers on track to achieve the goals set out in "Project Fusion" by 2016

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Comprehensive Service Offerings

We split our service offerings into the following lines of business:

Sales and Lease Brokerage Division

Our largest business is transaction brokerage, which provides services in sales, leasing, and mortgages for commercial clients. Commercial real estate brokers advise buyers and sellers of real estate in connection with the acquisition or disposition of real estate; assist owners, occupiers and tenants with lease opportunities; and assist borrowers and lenders with the placement of debt capital on commercial real estate assets. Brokers typically perform their services on a commission basis calculated based on the value of a transaction. Our Sales and Lease Brokerage Division has more than 3,100 brokers system wide. This division executes transactions across a diverse client base, including corporations, financial institutions, governments and individuals. We generate approximately 47% of our revenues from office transactions, 22% from industrial transactions and 11% from retail and multi-family, with the balance coming from hotels, land and other property types.

We provide services for sales, leases, and mortgages in the following areas:

  Landlord Representation: Agency teams work on behalf of property owners to search for and sign tenants and other occupiers by positioning the property in the marketplace. Our teams look to secure the right tenants for their client's properties and otherwise support the landlord's ownership goals for their real estate assets.
  Tenant Representation: Leases are often landmarks in the lifetime of a business marking a significant investment of time and resources in a building's physical space which will have a long-term impact on the business of our clients. Our brokerage teams work on behalf of tenants to locate the right rental properties and to secure the right terms, helping to turn a lease, often the second-greatest expenditure for a business after payroll, from a cost center into a competitive advantage.
  Capital Markets & Investment Services: Colliers' Capital Markets & Investment Services teams are represented by professionals that work collaboratively to provide real estate expertise to our clients, acting in an advisory capacity to help each client maximize investment returns, whether as a buyer, seller or borrower.
•	The Capital Markets & Investment Services teams are organized around office, industrial, retail, multifamily and hotel assets in order to drive thought leadership for each major asset class. Many team members also represent subspecialties in areas such as Healthcare, Student Housing, Seniors Housing, Land, Transit Oriented Development and the like. These investment teams are also organized in subsets to meet the needs of both our institutional and private capital clients, recognizing that these client groupings have different needs. These investment teams understand the intricacies of single asset and portfolio executions and, with the assistance of Colliers' investment advisors in 140 offices and 27 countries, are globally connected every second of every day with the active market participants.

•	Integrally supporting these investment teams is a national group of Debt & Equity Financing advisors that help both our institutional and private capital clients with all manner of senior and subordinated debt strategies and placements with a global network of capital providers, including Banks, Life Companies, Commercial Mortgage-Backed Securities Lenders, Fannie Mae, Freddie Mac, Federal Housing Administration, Sovereign Wealth Funds and Private Equity Funds. Many of our Financing advisors have experience helping our clients with preferred and common equity strategies and placements, including partnership capitalizations and recapitalizations. Our Financing professionals are in the market every day with these global capital providers, which provides our clients with significant market intelligence and leverage when evaluating their financing needs.

•	The Capital Markets & Investment Services teams work closely with each Colliers' service line, including property management, leasing, valuations and our entire Occupier Services group, in order to serve the broader business needs of each client.

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In our Sales and Lease Brokerage Division, professionals work with all asset classes, including office, industrial, retail, multi-family, hotel and mixed-use properties. We focus primarily on the $5 to $50 million segment, which consistently comprises over 75% of the total number of property transactions in the commercial real estate market. In 2014, our Sales and Lease Brokerage Division completed more than 47,000 sale and lease transactions for a total transaction value of US$79 billion. Our Sales and Lease Brokerage Division represented approximately 65% of our revenues for the year ended December 31, 2014 and provided opportunities for cross selling other real estate services.

Outsourcing and Advisory Services Division

Our Outsourcing and Advisory Services Division provides corporate and workplace solutions, appraisal and valuation services, facility, property and asset management services, project management services and research for commercial real estate clients. The Outsourcing and Advisory Services Division partners with large corporations in managing their overall real estate portfolios and transactions to reduce costs, improve execution across multiple markets and increase operational efficiency, thereby benefitting from the global trends around the outsourcing of commercial real estate advisory services. Professional staff combines proprietary technology with high level strategic planning, portfolio management, lease administration and facilities and project management. The Outsourcing and Advisory Services Division has more than 3,200 advisors globally.

Our Outsourcing and Advisory Services Division services include:

  Corporate Solutions: We provide a comprehensive set of portfolio management, transaction management, project management, workplace solutions, strategic consulting, property and asset management as well as other corporate real estate services to clients with large, geographically-diverse real estate portfolios. Our Corporate Solutions' clients are typically companies or public sector institutions with highly distributed real estate portfolios. We typically enter into long-term, contractual relationships with these clients with the goal of ensuring that their real estate strategies support their overall business needs. This service line offers clients a fully integrated suite of services under the leadership and accountability of an account leader or team who are responsible for overall performance around the world. Many of our contracts contain fees that are tied to performance against client objectives (such as cost and footprint reduction, cycle-time improvement and customer satisfaction) instead of fees based solely on transaction commissions. Our corporate solutions teams have a unified value proposition which is to deliver customized, accountable and innovative real estate solutions that result in the best service experience and alignment with our client's core business strategy. We have developed industry leading technology through Colliers360 (which provides clients with customized, secure web portals to manage all real estate activity) which allows us to measure performance and help our clients make efficient, well-informed decisions regarding their real estate portfolio. Colliers 360 also includes leading-edge business intelligence that populates data from various independent and client related sources. We also provide leading edge lease administration, transaction, project management and facilities management systems.

  Valuation & Advisory Services: Our advisors leverage best-in-class technology to offer clients both speed and accuracy while maintaining a dedicated project leader and senior management oversight to ensure quality and accountability. Services include valuation and appraisal review and management, portfolio or single asset valuation, arbitration and consulting, highest and best use studies, tax appeals and litigation support.

  Property and Asset Management Services: Property and Asset Management provides oversight and management of the daily operations of a single property or portfolio of properties and provides on-going strategic advice on ways in which clients can maximize the value of their properties. Services include property level accounting, tenant service/relations and bidding, awarding and administering subcontracts for management and maintenance, landscaping, security, parking, capital and tenant improvements. We ensure that we implement the owner's specific property value enhancement objectives through maximization of opportunities to help clients ensure excellent tenant relations while maximizing property level cash flows.

  Project Management: We provide project management services for a wide range of projects regardless of size. We have more than 160 LEED© accredited professionals and green building associates and the highest accreditation ratios in the industry. These services include bid document review, construction monitoring and delivery management, contract administration and integrated cost control, facility and engineering functionality, milestone and performance monitoring, quality assurance, risk management and strategic project consulting.
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  Workplace Solutions: We provide a full suite of visioning, change management and strategic consulting services to occupiers to allow them to maximize the effectiveness of their workplace. These consulting services are designed to help clients turn their real estate into a competitive advantage to recruit and retain talent through the analysis and design of optimal work environments.

  Property Marketing: We provide turnkey property marketing solutions for both commercial and high end residential projects. We have made a significant investment in our property marketing strategies, increasing volumes of leads and reducing time-on-market. The majority of the leads we generate for our clients now come from online sources. By transforming the typical industry marketing mix, we can both reduce costs and decrease lease-up time. Our property marketing platform is impactful with both domestic and sophisticated international buyers.

  Research Services: Our Research Services provide insights for owners and landlords into emerging trends and market activity, projections for projected lease rates, guidance on the impacts of subleasing, valuation estimations based on comparable transactions, competitive sets and mapping services. Research Services provide insights for occupiers and tenants into future lease rates, expansion potential, potential to sublease and mapping services.

Our Outsourcing and Advisory Services Division focuses on the same client segments as our Sales and Lease Brokerage Division. Revenues are derived from fees which are typically contractual, both fixed and performance based, and contract terms are often multi-year providing recurring or repeat revenues.

Our Outsourcing and Advisory Services Division represented approximately 33% of our revenues for the year ended December 31, 2014 and provided opportunities for cross selling other real estate services.

Geographic Locations

We deliver services from 219 offices in 41 countries companywide (not including our affiliates). Operationally we have organized our business and report our results through three geographically organized segments: (1) the Americas; (2) Europe, Middle East and Africa, or EMEA; and (3) Asia Pacific. For the year ended December 31, 2014:

1.	Americas represented 52% of our global revenues (33% generated in the United States, 16% in Canada and 3% in Latin America);

2.	EMEA represented 22% of our global revenues, comprising operations in 23 countries; and

3.	Asia Pacific represented 26% of our revenues, comprising operations in 9 countries.

Below is a map reflecting the geographic location of our company-owned and affiliate offices:

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Operating Segments

Colliers reports financial performance by three separate and distinct regions: Americas; Europe Middle East and Africa (EMEA) and Asia Pacific (Asia and Australasia). Pro-forma 2014 financial performance by region is as follows:

Region	Revenue (in thousands of US$)	EBITDA(1) (in thousands of US$)	EBITDA Margin
Americas	823,105	73,735	9.0%
EMEA	352,363	42,231	12.0%
Asia Pacific	405,957	53,268	13.1%
Corporate	846	(22,486)	N/A
Total Operations	1,582,271	146,748	9.3%

Note:

(1)	"Adjusted EBITDA" is a financial measure that is not calculated in accordance with U.S. GAAP. For a reconciliation of this non-U.S. GAAP measure to the most directly comparable U.S. GAAP financial measure, please see "Information Concerning Colliers Post-Arrangement – Summary of Pro Forma Financial Information" in this Circular.

Employees

Colliers has approximately 10,380 employees worldwide as follows:

Segment	Producer	Support & Admin	Total Employees
Americas	2,737	2,126	4,863
EMEA	1,422	616	2,038
Asia Pacific	2,230	1,249	3,479
Total Operations	6,389	3,991	10,380

Our Growth Strategy

We maintain a leadership position in the industry by offering a full complement of services to our wide range of customers on a global basis. Our key point of differentiation is the level of expertise and collaboration our professionals demonstrate, leading to higher levels of service for our clients. We have an established track record of expanding our business internally and through acquisition and we are one of the fastest growing commercial real estate providers. Our strategy will continue to focus on strengthening our market share in our core markets, expanding into complementary services and increasing our geographic footprint while continuing to pursue strategic acquisitions. A more specific explanation of our growth strategies is detailed below:

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Increase local market share in our core business

We intend to continue building our market share in existing markets by expanding client relationships as follows:

  Increased multi-market referrals: Currently multi-market referrals represent about 8% of our revenue and, due to our targeted focus, we anticipate that will increase to 20% within the next five years. We will continue to attempt to increase the level of multi-market referrals throughout Colliers by taking advantage of our global capabilities, targeting international clients with multi-market portfolios and augmenting our computer systems and global database to capture incremental multi-market activity. For example, we recently launched a new referral tool in the U.S. that we are expanding globally. As we continue to roll out this technology globally, we expect to expand the connectivity of our people and clients enabling our "global platform" to deliver enhanced business to our advisors in all our markets.

  Successfully retain and recruit key talent: A central focus of our growth is retaining and attracting key professionals to our organization while providing them with better tools to help them succeed. We target professionals with in-depth knowledge of the market and specialization in specific property types or client or industry groups and we challenge our people to elevate their level of expertise through Colliers University and other professional certifications. We believe we offer a compelling opportunity in commercial real estate through our unique enterprising culture that sets us apart from our competition. Here our differentiated culture is a key selling point to the industry's best professionals.

  Major market strategy: In recent years, we initiated a unique "major market strategy" with the goal of increasing our market share in each of our service categories in 20 key markets around the world that are deep enough to support considerable internal growth yet wide enough to originate significant outbound multi-market referrals to the rest of the platform.

Improve operational efficiency

As a result of our successful and rapid growth, we implemented a new initiative in 2010 to integrate information technology, human resources, marketing and other back office functions across the entire platform with the objective of reducing redundant costs and improving operational effectiveness for the benefit of clients. Called "Project Fusion", we established a goal of increasing our EBITDA margins by 500 basis points to 10% by the end of 2016. For the period up to December 31, 2014, we were successful in increasing our EBITDA margins by 120 basis points to 9.3%. Our success with this initiative has led to further advances in the way we do business which will facilitate further new business generation and service excellence for clients.

Pursue strategic acquisitions

Our acquisition strategy is designed to augment internal growth, strengthen market share and/or add services. Over the past 10 years, Colliers has completed 47 acquisitions in 32 countries around the world and has had a successful track record of identifying, executing and integrating acquisitions. With a strong pipeline of acquisition opportunities and a huge market for additional real estate services globally, we intend to continue to pursue strategic acquisitions in the same way as we have in the past.

Our acquisition strategy employs a disciplined approach, including valuation and deal structure. Historically, acquisitions were financed through a mix of debt and cash generated from operations, including asset divestitures. In the future, it is expected that we will finance acquisitions in the same manner, with the addition of the ability to issue equity, if required.

Another key aspect of our acquisition strategy is the "Colliers Partnership Philosophy". Consistent with our enterprising approach to doing business, the Colliers Partnership Philosophy has been a key component of our success. We believe that in certain situations, particularly in specific geographic regions, having local partners is essential to the long-term success of our business and in those cases we seek to partner with key management for the long term and facilitate ways to continue to engage existing and new leaders to become minority owners in the business.

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Capitalize on continuing trend to corporate outsourcing

Through our Outsourcing and Advisory Services Division, we plan to leverage our global presence and breadth of services to build market share. We believe major corporations are increasingly outsourcing their real estate activities and that we are one of a very few companies with the geographic reach and breadth of service offerings to handle large and complex outsourcing opportunities. We believe corporate outsourcing will contribute significantly to our revenue growth in future years. Colliers is recognized and ranked by the International Association of Outsourcing Professionals' Global Outsourcing 100 for 10 consecutive years, more than any other real estate services firm. The table below shows the progress the Colliers outsourcing platform has achieved in recent years and currently Colliers is the second highest ranked real estate outsourcing platform in the world according to this ranking.

Year	Colliers Ranking
2014	5
2013	17
2012	21

Colliers University

Our clients are increasingly more sophisticated and looking to us for specialized advice that is industry specific. We have developed specific industry teams to more accurately address client's needs and have seen positive traction from our ability to more closely align with their business. We expect to continue to expand this effort specifically in the areas of healthcare, technology, logistics and other high growth industries through our in-house Colliers University. This training, known as the Colliers Way, is based upon both industry specialization and service excellence. Together with our focus on Net Promoter Score, the Colliers Way and industry specialization, Colliers can ensure a level of industry specialization that is unique in our industry.

Colliers University is a unique training initiative designed to accelerate the ability of our professionals to deliver an exceptional client experience. Colliers University provides training on three levels - general business, technical and interpersonal/behavioral skills, to ensure we are developing the whole professional. Through a blended learning approach, we can reach different types of employees, capabilities, cultural backgrounds and learning styles, creating a true global learning community. Our learning approach has been proven to provide a clear differentiation in the productivity and revenue growth of our employees who actively participate in Colliers University.

Over the past 15 years, we have honed our skills to effectively deliver course material in a virtual learning center, using a variety of mediums, including online webinars, self-paced library courses, lunch & learns, expert panels and in-person educational camps. With over 600 courses in our libraries, we have a wealth of content to draw from. Recruits see this as a major differentiator for Colliers amongst our competitors. And in the last few years, we have been approached by a number of our clients to provide guidance and educational programs directly for their organizations.

Colliers University provides a significant competitive advantage in both attracting and retaining key talent as well as insuring maximum employee productivity and service excellence with our clients.

Geographic expansion

We have expanded geographically both with organic and acquisition growth and expect this to continue. Our reach provides us with a variety of advantages, including the ability to serve clients across multiple regions as they continue expanding into new international markets. Macro-economic trends of outsourcing are driving incremental demand for global real estate services; those trends favour providers who are able to offer an integrated and consistently high service level across multiple markets.

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Expand additional services

We continue to build our service capabilities on a regional and global basis. Integrated platforms in Capital Markets, Corporate Solutions, and Asset and Property Management are critical to providing clients with a seamless service offering over multiple markets while also delivering world-class customer service. Given our high levels of client satisfaction scores, we believe as we expand into additional services, we'll create a virtuous circle with our producers and clients. As we expand our service capabilities geographically, our clients will buy more services from us, as they buy more services we will attract more producers and as we attract more producers we will continue to deepen our service capabilities.

Leverage the "Colliers International" brand

Colliers International operates in 67 countries around the world and its brand impressions are significant as a result of the millions of signs in all markets offering properties for sale or lease. The brand has an institutional reputation in commercial real estate and can be leveraged to add additional real estate services and expand existing operations by re-branding local, highly professional operations as Colliers International and taking advantage of the global reach, client relationships and institutional quality of one of the global leaders in commercial real estate.

Increase cross-selling to existing clients

We are constantly reviewing our global client account management strategy to ensure we are providing our clients with consistent, world-class customer service across all of our products and services. We believe our globally integrated service line strategy will allow us to increase the average number of services we provide to each client and maximize our revenue per client. In our managed accounts initiatives, we have demonstrated a strong ability to increase wallet-share with large global clients. By expanding these managed account programs, we believe we can substantially increase revenue and profitability.

Competition

The commercial real estate services industry is a highly fragmented industry with few players having a true global brand and wide range of services. As one of the largest global players measured by revenue, Colliers International operates in 67 countries around the world and we compete with international, national and regional brokerage firms as well as in-house real estate departments. Our primary global competitors are CBRE Group, Inc. and Jones Lang LaSalle Inc., internationally, and, locally, we compete with a wide variety of smaller players in different geographic regions.

Competitive Strengths

We believe we possess several competitive strengths that position us to capitalize on the positive consolidation, outsourcing, and globalization trends in the commercial real estate services industry. Our strengths in the markets we serve include the following:

Global Brand and Reputation

Colliers International is a one of the most recognized global brands, ranking third among the top 25 commercial real estate brands based on a 2015 survey conducted by The Lipsey Company. Our reputation is based on our consistent delivery of high quality real-estate services, geographic presence, initiative, creativity, collaboration and integrity of our management teams and more than 16,000 employees. We believe that our highly recognizable brand and superior reputation in the industry is a key competitive advantage when serving the international community of investors, owners and users of real estate. We will continue to enhance our brand and reputation for superior service delivery through increased recruiting of real estate professionals, broker training and continued development of proprietary market tools and research resources.

Global Service Platform with Market Leading Scale

With 502 offices in 67 countries, we have global reach to assist clients with all their real estate needs internationally. With top tier operations in all global markets, Colliers International was ranked as the #1 real estate firm in Canada, Australia, Latin America, Poland, Asia, China and Singapore in 2014. We believe that our clients prefer to work with service providers with the scale and resources to consistently meet their diverse needs across multiple property types and geographies and that our geographic reach and scale are key competitive advantages to winning and growing clients.

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Full Service Capabilities

We provide a full range of commercial real estate services to meet the needs of our clients, and we believe this comprehensive suite of services represents a broader range globally than those of many of our competitors. When combined with our extensive global reach and localized knowledge, this full range of real estate services enables us to provide world-class service to our multi-regional and multi-national clients as a "one-stop advisor", as well as to maximize our revenue per client.

Unique Operating Model

Colliers is structured as an enterprise model, unique in its industry. Our model offers the resources of a singular global platform and accountability through majority ownership in select markets consistent with the Colliers Partnership Philosophy with governance balanced by flexibility and equity at the local level. We believe that our unique operating model also allows us to attract the most talented real estate brokers and owners in those markets and provide them with the incentives they need to behave as owners and entrepreneurs in a way our competitors cannot replicate.

Attractive Business Model

Our business model features a diversified client base, recurring revenue streams, a variable cost structure, low capital requirements and strong cash flow generation:

  Diversified Client Base: Our global operations, multiple service lines and extensive client relationships provide us with a diversified revenue base. Our client base includes insurance companies, corporations, pension funds, real estate investment trusts, banks, and individuals and partnerships.

  Recurring and Repeat Revenue Streams: Our years of strong local market presence have allowed us to develop significant recurring and repeat client relationships, which, along with the turnover of leases and properties for which we have previously acted as transaction manager, we estimate accounted for approximately 66% of our 2014 revenue. This includes our contractual annual fee-for-services businesses, which generally involve asset and property management, project management, and workplace and corporate solutions. Our contractual fee-for-service business represented 33% of our 2014 revenue.

  Variable Cost Structure: Compensation is our largest expense, and our sales and leasing professionals are generally paid depending upon the market in which they operate either on a commission basis or by a salary plus bonus, both of which correlate to revenue performance. This flexible cost structure mitigates the negative effect on our operating margins during difficult market conditions. However, our cost structure also includes significant other operating expenses that may not correlate to our revenue performance, including office lease and information technology maintenance expenses along with insurance premiums.

  Low Capital Requirements: Our business model is structured to provide value-added services with low capital intensity. During 2014, our net capital expenditures were 2% of our revenue.

  Strong Cash Flow Generation: Our strong brand name, full-service capabilities and global presence enable us to generate significant revenues which, when combined with our flexible cost structure and low capital requirements, have allowed us historically to generate significant cash flow in a variety of economic conditions.

Unique Culture & Core Values

Our most important asset is our people and our key point of differentiation is our enterprising culture. Colliers International has recruited and retained a talented and motivated workforce of nearly 16,000 employees worldwide. Our company is known for its enterprising approach to business which leads to flexible and creative solutions for our clients. Third party client surveys consistently confirm that the Colliers approach is differentiated from legacy platforms that are traditional and hierarchical with their company culture and approach with clients. We believe that the strength of our workforce is attributable to our unique operating culture and a consistent set of values. Colliers has been recognized as one of the "best places to work" by top business organizations in many markets around the world.

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Service, expertise, community and fun form the core of who we are. These values guide how we live and work, helping us create memorable experiences for our clients and accelerate the success of everyone we touch. When property services are guided by shared values, our teams perform at a higher level, creating lasting personal connections among our colleagues, clients and the communities we serve:

  Service: We create positive, memorable experiences by exceeding expectations both in business outcomes and in personal interactions. Integrity, ethics and empathy guide every interaction and define our service approach with clients and colleagues.

  Expertise: We pride ourselves on building and sharing expertise in order to create success for our clients and our people. Our passion for continuously expanding our knowledge base enables us to take a fresh and imaginative approach to everything we do.

  Community: We are deeply committed to the communities within which we operate, and to building sustainable business practices, environments and workplaces. We show compassion for those in need and we value and respect each other's differences and individuality.

  Fun: We are serious about our work but don't take ourselves too seriously. We value an optimistic, energetic and dynamic work environment that emphasizes social as well as business interaction. We are successful because we enjoy what we do.

Given our focus on community, philanthropy is a key part of our mission and values. We support both global and local charities that our professionals and clients are passionate about. Our sponsorships range from volunteering our time and in-kind services to cash gifts. In keeping with our flexible enterprise operating model, most of the charitable decisions happen at the local level.

Sustainability

We also recognize the role we play in sustainability. We are a founding member of the World Green Building Council, have over 200 LEED certified professionals and we believe that as one of the world's largest commercial real estate service companies, we have a responsibility to be leaders in thought and action supporting sustainability for business and the built environment. We have an incredible opportunity to make a lasting impact on environmental stewardship through our sustainability services. Building energy use represents a significant percentage of most companies' carbon footprints. Energy savings and reduced waste in buildings is also cost-effective and financially rewarding.

Strong and Experienced Management Team

We are led by a long-serving corporate management team with significant commercial real estate experience and a 20-year track record of solid organic growth supplemented by a disciplined acquisition strategy. Our senior leadership team averages over 20 years of commercial real estate experience.

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Name	Age	Position
Colliers Global Executives
Jay S. Hennick	58	Executive Chairman
Douglas P. Frye	53	President and Chief Executive Officer
Dylan E. Taylor	44	Chief Operating Officer
John B. Friedrichsen	53	Senior Vice President and Chief Financial Officer
Elias Mulamoottil	45	Senior Vice President Strategy & Corporate Development
Robert D. Hemming	47	Senior VP, Global Finance & Chief Accounting Officer
Christian Mayer	42	Vice President, Finance and Corporate Secretary
Alexander A. Baehr	45	Chief Legal Officer
Regional Executives
Chris R. McLernon	49	Chief Executive Officer, EMEA
Craig Robinson	40	President, USA
David Bowden	57	Chief Executive Officer, Canada
Javier Lomelin	53	Chief Executive Officer, LATAM
John Kenny	45	Chief Executive Officer, Australia/New Zealand

To motivate and incentivize our senior team, we use equity compensation to align their interests with the interests of our shareholders. The proposed directors and executive officers of Colliers, as a group, are expected to beneficially own, or control or direct, directly or indirectly, 4,369,386 Colliers Subordinate Voting Shares and 1,325,694 Colliers Multiple Voting Shares, representing approximately 11.0% of the expected number of outstanding Colliers Subordinate Voting Shares and 100.0% of the expected number of outstanding Colliers Multiple Voting Shares, respectively, upon completion of the Arrangement (assuming that no Dissent Rights are exercised in connection with the Arrangement and the completion of the FCRESI Arrangements).

The following are brief profiles of certain of the above senior leadership team of Colliers:

Jay S. Hennick: Prior to the Effective Date, Mr. Hennick was the CEO and Founder of FirstService. In 1998, Mr. Hennick was awarded Canada's Entrepreneur of the Year, in 2001 he was named Canada's CEO of the Year by Canadian Business Magazine and in 2011, received an honorary Doctorate of Laws from York University and the University of Ottawa. Mr. Hennick currently serves as Chairman of the Board of Directors of the Sinai Health System, in Toronto and is the immediate past Chair of The Mount Sinai Hospital Board of Directors. In addition, Mr. Hennick has endowed the Jay S. Hennick JD-MBA Program at the Faculty of Law and School of Management at the University of Ottawa Law School, his alma mater, and The Hennick Centre for Business and Law, a joint program of the Osgoode Hall Law School and the Schulich School of Business at York University. Mr. Hennick holds a Bachelor of Arts degree from York University in Toronto and a Doctorate of Laws from the University of Ottawa.

Douglas P. Frye: Mr. Frye is Global President and Chief Executive Officer of Colliers International, a position he has held since he joined Colliers in 2001. Under his leadership, Colliers has grown in both size and prominence. Mr. Frye's vision and leadership have established him as a pioneer in the commercial real estate industry. He was named a "future legend of real estate" by Real Estate Forum in 2011, and received the prestigious "Innovator in Real Estate" award by the James A. Graaskamp Center for Real Estate at the University of Wisconsin Business School in 2012. In 2013, he was named one of the 30 "Most Influential People in Real Estate" by the widely-respected business publication, Commercial Property Executive. Mr. Frye is active with the World Economic Forum (WEF) and is the Co-Chairman for the WEF Infrastructure and Urban Development Industries. In 2012, Mr. Frye founded Everyone Gives, an innovative and unique social giving campaign. Mr. Frye holds a Bachelor of Arts, Financing and Marketing, degree from the University of South Florida, Tampa.

Dylan E. Taylor: Mr. Taylor is Chief Operating Officer for Colliers International globally. Mr. Taylor joined Colliers in June 2009 as CEO of Colliers' Americas region until March 2014, when he assumed the role of Global Chief Operating Officer. Before joining Colliers, Mr. Taylor was President of Global Client Services for a competing real estate services firm for 4 years. Previous to this firm, Mr. Taylor spent more than five years as Senior Vice President of Corporate Solutions for another leading commercial real estate services company and nearly seven years at SAIA Burgess, a global supplier of electronics based in Switzerland. Mr. Taylor is a Delphi Fellow for Big Think, and was selected by the World Economic Forum as a top Young Global Leader in 2011 and by the Aspen Institute as a 2014 Henry Crown Fellow. Mr. Taylor has been an avid supporter and board member for both the March of Dimes and the Kempe Foundation for the Prevention of Child Abuse and Neglect. Mr. Taylor has a MBA, Finance & Strategy, from the University of Chicago and a Bachelor of Science Engineering with Honors from the University of Arizona.

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John B. Friedrichsen: Prior to the Effective Date, Mr. Friedrichsen served as Senior Vice President and Chief Financial Officer of FirstService since September 2002. Mr. Friedrichsen is responsible for the overall financial management of FirstService, including external and internal financial reporting, budgeting, treasury and procurement of capital, managing relationships with shareholders and lenders. He is also closely involved in all corporate communications and capital allocation decisions. Mr. Friedrichsen joined FirstService as Vice President, Acquisitions in February 1998, a position that he held until May 2000 when he became Senior Vice President, Acquisitions. Prior to joining FirstService, Mr. Friedrichsen was a Vice President with Ernst & Young Corporate Finance Inc. in Toronto, where he was responsible for advising companies on a range of corporate finance matters, including the raising of capital and acquisitions. Mr. Friedrichsen is a Chartered Professional Accountant and began his career with a predecessor of the chartered professional accounting firm KPMG, based in Toronto. Mr. Friedrichsen holds a Bachelor of Commerce degree from the University of Windsor.

Elias Mulamoottil: Prior to the Effective Date, Mr. Mulamoottil served as Senior Vice President Strategy & Corporate Development for FirstService since March 2011. He is responsible for executing FirstService's acquisition strategy as well as the formulation and implementation of its corporate strategy. Mr. Mulamoottil joined FirstService in June 2007 as Vice President Strategy & Corporate Development. Prior to joining FirstService, Mr. Mulamoottil was a partner at a Toronto based financial advisory and asset management firm, where he was responsible for the sourcing and executing of merger, acquisition, divestiture and financing transactions. Previously, Mr. Mulamoottil worked with one of Europe's leading private equity firms, Terra Firma Capital Partners, in London, England executing and managing private equity investments. Mr. Mulamoottil is a Chartered Professional Accountant and began his career at Deloitte & Touche. Mr. Mulamoottil holds a Master of Arts degree in Economics from the University of Western Ontario and a Bachelor of Arts degree in Economics from the University of Waterloo.

Christian Mayer: Prior to the Effective Date, Mr. Mayer served as Vice President of Finance for FirstService where he was responsible for FirstService's external and internal financial accounting, reporting and analysis functions. In addition, Mr. Mayer advises on a wide range of corporate finance and development transactions and oversees transactions with the company's minority equity partners. Mr. Mayer joined FirstService in 1999. Mr. Mayer is a Chartered Professional Accountant and began his career with the accounting firms Grant Thornton and PricewaterhouseCoopers, both in Toronto. Mr. Mayer holds a Bachelor of Business Administration degree from Wilfrid Laurier University.

Chris R. McLernon: Mr. McLernon is the Chief Executive Officer of Colliers International for Europe, Middle East and Africa. Mr. McLernon's real estate career began in 1987 when he joined Colliers International as an office leasing advisor in Toronto, Ontario. As one of the most active top producers in Canada, he received awards for completing the most transactions in a single year in 1991, 1992 and 1993. In 1994, Mr. McLernon was given the responsibility of building Colliers International's Latin America business and in 1998, he was appointed Chief Executive Officer for the Latin America region. In 1999, Mr. McLernon was tasked with setting-up the Latin America regional corporate solutions team until 2002, when he assumed his current role. Mr. McLernon has a Bachelor Degree in Economics from Queen's University.

Craig Robinson: Mr. Robinson is President of Colliers International for the United States of America since joining in 2014. Prior to joining Colliers International, Mr. Robinson was President of Corporate Services at a regional commercial real estate services company for four years and, prior to that, served as Managing Director of Strategy and Consulting for another significant global player in commercial real estate. Mr. Robinson's career also includes structuring and managing real estate investments for AIG Global Real Estate, co-leading the launch of Trammell Crow Company's Government and Public Sector practice group and, before entering the commercial real estate field, working for Arthur Andersen Business Consulting in Europe and Goldman Sachs in New York. Mr. Robinson serves on a number of boards focused on global commercial real estate, economic development and disadvantaged youth. His current board affiliations include CoreNet Global's board of directors, the Harvard Real Estate Academic Initiative Alumni Advisory Board and the Coro New York Leadership Center Board. Mr. Robinson holds a Bachelor of Science from the Massachusetts Institute of Technology and a MBA from Harvard Business School.

-H15-

David Bowden: Mr. Bowden is the Chief Executive Officer of Colliers International for Canada, a position he has held since 2008. With over 30 years of commercial real estate experience, and an executive with Colliers International for over 17 years, Mr. Bowden has held a number of senior positions within Colliers International, including head of the Canadian Corporate Solutions division and the Professional Development group. Mr. Bowden is also a key lecturer at many real estate conferences. He regularly speaks on change management, best practices implementation, business development, systems and team deployment. Mr. Bowden holds a Bachelor of Commerce (Urban Land Economics) from the University of British Columbia.

Javier Lomelin: Mr. Lomelin has more than 25 years of real estate experience and was named Chief Executive Officer of Colliers International for Latin America in 2009. Mr. Lomelin began his real estate career in 1986 at Lomelin Corporation Real Estate, one of the largest and most prestigious firms in Mexico, and in 1991, he participated in the creation of Colliers International Mexico, which was formed out of the partnership between Lomelin Corporation Real Estate and Colliers International Property Consultants. In 1993, Colliers International Mexico began operations under Mr. Lomelin's direction. Mr. Lomelin has received several awards and acknowledgements, including being recognized by Journal T21 as one of 2014's "100 Most Influential Executives" in transportation and logistics in Mexico and being recognized by the Mexican Association of Real Estate Professionals with the 2012 "Luis Barrios" medal for real estate excellence. Mr. Lomelin has a Law Degree from the Universidad Panamericana, an Administration and Finance in Real Estate Degree from the Instituto Tecnológico Autónomo de México and a Business Management D-1 Program from the Instituto Panamericano de Alta Dirección de Empresas.

John Kenny: Mr. Kenny is the Chief Executive Officer of Colliers International for Australia and New Zealand and is also a member of both the Global and the Asia Pacific executive teams at Colliers International. Having joined Colliers International in 1991, Mr. Kenny has held various roles in commercial and industrial transactions, valuations and corporate real estate over the course of his property career before assuming his current role in 2006. As the internet took shape and began to change the way we live and work, Mr. Kenny led the e-business initiatives for Colliers International in Asia Pacific, cementing the business at the forefront of the industry. He also led Australia's commercial property industry to form, develop and later sell PropertyLook, a revolutionary property portal, to REA Group. Mr. Kenny holds an Associate Diploma in Business (Valuation) and an Advanced Certificate in Property Agency Affiliations from The Sydney Institute of TAFE and is a Registered Real Estate Valuer (Without Limitation) with the NSW Department of Fair Trading. Mr. Kenny is also a Fellow of the Royal Institute of Chartered Surveyors and a Fellow of the Australian Property Institute.

Robert D. Hemming: Prior to the Effective Date, Mr. Hemming served as Chief Financial Officer-Global for Colliers International where he was responsible for Collier International's financial accounting, reporting, analysis and compliance functions. Prior to joining Colliers International in August 2006, Mr. Hemming was the Corporate Controller–Western Canada for Bell Canada. Mr. Hemming is a Chartered Professional Accountant and a Certified General Accountant and outside of real estate, has spent his career working in the mining, forestry and telecom industries.

Alexander A. Baehr: Mr. Baehr is Chief Legal Officer for Colliers International. Mr. Baehr joined Colliers International in January 2011 as Global General Counsel until June 2014, when he assumed his current role. Mr. Baehr is responsible for the company's overall legal, risk and compliance functions. Before joining Colliers International, Mr. Baehr was Senior Counsel to the Saudi Arabian Oil Company (Saudi Aramco). Previous to Saudi Aramco, for 13 years Mr. Baehr was in private practice in Seattle, Washington, most recently as a partner with Dorsey & Whitney LLP and Holland & Knight LLP. Mr. Baehr holds a Juris Doctorate from The American University, Washington College of Law where he was Articles Editor to the American University International Law Review and a Bachelor of Arts from the University of Washington.

Financial Strength

We believe that financial strength and stability is important criteria for clients when selecting a commercial real estate provider. Our long-term track record for strong financial performance and our ability to present strong financial and leverage metrics differentiates us when competing for business. Our global platform operating in 67 countries also provides us greater geographic diversity compared to national, regional or local competitors which are more susceptible to volatility inherent in real estate markets.

-H16-

ESCROWED SECURITIES AND

SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

To the knowledge of Colliers, as of the date of this Circular, no securities of any class of securities of Colliers are held in escrow or subject to contractual restrictions on transfer or are anticipated to be held in escrow or subject to contractual restrictions on transfer following the completion of the Arrangement other than as described below.

Outside of the Arrangement, the FCRESI Arrangements will be entered into in order to allow the minority shareholders and optionholders in FCRESI, which holds the Colliers International business, to become holders of Colliers Subordinate Voting Shares on completion of the Arrangement, and thereby cause FCRESI to become a wholly-owned subsidiary of FirstService. Up to 2,010,000 Colliers Subordinate Voting Shares are expected to be issued as part of the FCRESI Arrangements. See "The Arrangement – Pre-Arrangement Transactions".

As part of the FCRESI Arrangements, each of the minority shareholders and optionholders in FCRESI who will receive Colliers Subordinate Voting Shares thereunder will contractually agree to the following: (a) not to sell or otherwise dispose of a specified amount of such shares prior to, in the case of one-half of such shares, the first anniversary of the Effective Date, and, as to the balance of such shares, the second anniversary of the Effective Date, except in the limited circumstances of death, termination not "for cause" or a sale of Colliers (the shares subject to the foregoing, "Retention Shares"); and (b) to place a specified amount of such shares into escrow with Colliers, with all of such shares to be released from escrow on the third anniversary of the Effective Date (subject to earlier release in the limited circumstances of death or a sale of Colliers), provided that if an employee is terminated "for cause", breaches the foregoing disposition restriction or, for senior management only, quits and solicits Colliers employees or customers, then the shares of such employee in escrow will be forfeited and cancelled (the shares subject to the foregoing, "Escrowed Shares"). Under the FCRESI Arrangements, a total of approximately 103,000 Colliers Subordinate Voting Shares issued to senior management will not have any disposition restrictions or escrow obligations thereunder.

The following table sets out the breakdown of the anticipated number of Retention Shares and Escrowed Shares:

Designation of Class	Anticipated Number of Securities Held in Escrow or that are subject to a Contractual Restriction on Transfer	Anticipated Percentage of Class
Retention Shares(1)	891,000	2.4%
Escrowed Shares(1)(2)	1,016,000	2.8%
Total:	1,907,000	5.2%

Notes:

(1)	The Retention Shares and the Escrowed Shares are all Colliers Subordinate Voting Shares.

(2)	The holder of the Escrowed Shares retains the right exercise all voting rights attached to, and to receive and retain all cash dividends paid on, the Escrowed Shares.

PRINCIPAL SHAREHOLDERS

Following completion of the Arrangement and the FCRESI Arrangements, based on the number of FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares outstanding as of March 16, 2015 (assuming that no Dissent Rights are exercised in connection with the Arrangement), the following table sets forth the only persons who, to the knowledge of Colliers, will beneficially own, or control or direct, directly or indirectly, 10% or more of the issued and outstanding Colliers Subordinate Voting Shares or Colliers Multiple Voting Shares as at the Effective Date, the approximate number of outstanding Colliers Subordinate Voting Shares and Colliers Multiple Voting Shares to be beneficially owned, or controlled or directed, directly or indirectly, by such persons as at the Effective Date and the percentage of outstanding Colliers Subordinate Voting Shares and Colliers Multiple Voting Shares and votes represented by the number of Colliers Subordinate Voting Shares and Colliers Multiple Voting Shares to be so owned or controlled or directed:

-H17-

Name	Number of Colliers Shares to be Owned or Controlled or Directed		Percentage of		Percentage of
	Colliers Subordinate Voting Shares	Colliers Multiple Voting Shares	Colliers Subordinate Voting Shares	Colliers Multiple Voting Shares	Total Number of Colliers Shares	Total Number of Votes
Jay S. Hennick (1) Toronto, Ontario	2,273,526	1,325,694	6.2%	100.0%	9.5%	45.7%

Note:

(1)	All 2,273,526 Colliers Subordinate Voting Shares and 1,325,694 Colliers Multiple Voting Shares will be held by Henset Capital Inc., a corporation controlled by Mr. Hennick.

EXECUTIVE COMPENSATION

Except as otherwise stated herein, the executive compensation of Colliers is anticipated to be a continuation of the compensation to which such executives are entitled in their current positions as officers of FirstService or its Colliers International subsidiaries, as applicable. See "Executive Compensation" in Appendix "O" to this Circular. As at the date of this Circular, other than the Colliers MSA and as disclosed under "Executive Compensation" in Appendix "O" to this Circular, there are no employment or similar contracts expected to be in place between Colliers and any of the proposed executive officers of Colliers.

Colliers MSA

In furtherance of the implementation of the Arrangement and the transactions related thereto, the Transitional Services and Separation Agreement will provide that FirstService, Jayset and Jay S. Hennick will agree to amend and restate the FirstService MSA such that, among other things:

(a)	FirstService will continue to receive, on the terms and conditions set forth in the FirstService MSA as so amended and restated (which will then be referred to as the Colliers MSA), those various management and other services that are currently being provided by Jayset to FirstService in respect of the "Commercial Real Estate Services" division of FirstService; and

(b)	as a continuation of the existing rights and obligations under the FirstService MSA, FirstService, Jayset and Jay S. Hennick will enter into the New FSV MSA, pursuant to which FirstService will continue to receive, on the terms and conditions set forth in the New FSV MSA, those various management and other services that are currently being provided by Jayset to FirstService in respect of the "Residential Real Estate Services" and "Property Services" divisions of FirstService pursuant to the FirstService MSA.

The Colliers MSA will remain as a contract of FirstService and, pursuant to the Arrangement, FirstService will amalgamate with FCRESI to form Colliers. As a result of the foregoing, the Colliers MSA will end up being a contract of Colliers and Colliers will receive the services and other benefits contained in, and will be subject to the obligations under, the Colliers MSA. See "The Arrangement – Treatment of Certain FirstService Employees and Benefit Plans – FirstService MSA" and "The Arrangement – Transitional Services and Separation Agreement" in this Circular and "Executive Compensation – New FSV MSA" in Appendix "I" of this Circular.

Mr. Hennick is the sole officer, director and shareholder of Jayset, the registered office of which is located at 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4. Under the terms of the Colliers MSA, Mr. Hennick will perform the services of the Executive Chairman of Colliers on behalf of Jayset. Jayset, in turn, may transfer such amounts to Mr. Hennick at such times as Mr. Hennick will determine. The base fee anticipated to be payable to Jayset pursuant to the Colliers MSA during the 2015 fiscal year is US$854,000. The Colliers MSA will have an initial term of one year, with successive one-year renewals at the option of Jayset. Jayset may voluntarily terminate the Colliers MSA upon six-months prior written notice to Colliers. Colliers may elect to discontinue the use of Jayset's services upon payment to Jayset of the following amounts: (a) 300% of the aggregate of: (i) the average base management fee and any other fees for the three years prior to the termination; and (ii) the average incentive fee for the three years prior to the termination; and (b) US$105,480.

In the event of a change of control of Colliers, a transfer of all or substantially all of the assets of Colliers to the shareholders of Colliers or if the Colliers MSA is not renewed at the end of the initial one-year term or any renewal term, then the Colliers MSA will be deemed to be terminated and the payments described in (a) and (b) in the preceding paragraph will be payable to Jayset.

-H18-

The Colliers MSA will also contain a sale of control arrangement (the "Colliers Long Term Arrangement"). Under the Colliers Long Term Arrangement, Colliers will agree that it will make a payment to Jayset on (each of the following circumstances, an "Event"): (a) an arm's length sale of control of Colliers; or (b) a special dividend or other distribution to the shareholders of Colliers or in the event of a transaction the effect of which results in a transfer of assets of Colliers to the shareholders of Colliers (either of which, a "Partial Event"). The Colliers Long Term Arrangement will provide for Jayset to receive the following two payments. The first payment will be an amount equal to 5% of the product of: (i) the aggregate number of Colliers Subordinate Voting Shares and Colliers Multiple Voting Shares outstanding on a fully diluted basis at the time of the Event; and (ii) the per share consideration received or deemed to be received by the holders of Colliers Subordinate Voting Shares on or as a result of the applicable Event minus a base price of C$3.324 (which base price is subject to being finalized as at the Effective Date). The second and additional payment will be an amount equal to 5% of the product of: (i) the aggregate number of Colliers Subordinate Voting Shares and Colliers Multiple Voting Shares outstanding on a fully diluted basis at the time of the Event; and (ii) the per share consideration received or deemed to be received by the holders of Colliers Subordinate Voting Shares on or as a result of the applicable Event minus a base price of C$6.472 (which base price is subject to being finalized as at the Effective Date). See "The Arrangement – Treatment of Certain FirstService Employees and Benefit Plans – FirstService MSA".

Upon the occurrence of a Partial Event, each of base prices noted above will be adjusted by subtracting from each base price, respectively, an amount equal to the per share consideration received or to be received by the holders of the Colliers Subordinate Voting Shares on or as a result of such Partial Event; in no event will either base price be permitted to fall below zero. The base prices are also appropriately adjusted to reflect stock splits and consolidations.

CORPORATE GOVERNANCE

Except as otherwise stated herein, the corporate governance practices of Colliers are anticipated to be a continuation of the corporate governance practices of FirstService or its Colliers International subsidiaries, as applicable. See "Statement Of Corporate Governance Practices" in Appendix "O" to this Circular. However, such practices remain subject to revision prior or subsequent to the Effective Date. See "Notice to Reader" in this Appendix "H".

Risk management will be a priority from the board level down. The reduction, and, where possible, the elimination of risk are core values for Colliers. We require that the business conduct itself in accordance with best practices, ethical standards, compliance with all applicable laws, together with the policies and directives of the Colliers board. In addition, it requires that adequate procedures should be in place to mitigate the risk to ensure that Colliers' goals and objectives are met.

To assist in achieving these aims, the Colliers board will ensure that Colliers implements its risk management priorities. The key areas of focus are:

Principal Business Risk

The Colliers board will focuses on business risks and decide whether the appropriate mechanisms are in place to identify, prevent and minimize such risks (i.e., the process). In this context, business risks include all risks (i.e., external/strategic risks and also internal operations, financial and compliance risk), which, due to their nature, can deter the business from achieving its strategic goals. Colliers management will make recommendations to the Colliers board on its findings and propose courses of action to be taken to address risks identified.

Legal and Ethical Practices

The Colliers board will satisfy itself that the accounting, reporting and operational policies comply with legal requirements and the Company's ethical practices. All personnel are required to obtain legal review and sign-off for all new contracts, letters of engagement and supplier agreements. Points of negotiation are also submitted to legal for review, consideration and reply.

-H19-

Training

Colliers expects to invest heavily in learning and development for all staff. The main platform will be Colliers University, which provides face-to-face and online training. In addition, professional staff are professionally accredited by industry bodies and are required to perform a minimum number of hours of professional education (relevant to their discipline) and maintain their accreditation.

Contract Review

The business has a standard suite of contracts across all business areas. These contracts are used in the first instance for all services. In certain instances, institutional and corporate clients mandate that their own standard agreements are used. In those instances, the client agreement is the subject of a legal and risk review (and negotiation and amendment where necessary) together with a commercial review.

All of the standard contracts are the subject of an annual legal and risk review to ensure currency in relation to emerging legal issues and risks. Also, a non-standard contract review process, and the retention of a contracts manager, has been implemented in North America and Australia, and similar processes continue to be implemented throughout the business.

Internal Controls

In order to minimize its potential risk exposures and maintain excellent client relations, Colliers has implemented a comprehensive quality control program. Some of the highlights of this program include:

  Technology

Colliers is committed to using state of the art technology to enhance the timely and effective delivery of its services. Accounting, reporting and work order systems are upgraded as required and tailored to meet the tracking and reporting requirements of individual clients.

  Claims reduction measures

Property management contracts are regularly reviewed and updated in conjunction with legal counsel to reduce exposures and the potential for claims.

Contracts may only be signed by designated individuals.

Critical evaluation of potential new properties and clients is conducted to reduce risk potential prior to acceptance of new work.

All claims are carefully reviewed and vigorously defended. Only those claims with a legitimate foundation are entertained for settlement prior to trial.

  Anti-Bribery

The Colliers board will take seriously the threat of governmental and commercial corruption and bribery in the global marketplace. As such, Colliers is a member and signatory to the World Economic Forum's Partnering Against Corruption Initiative (PACI) and leads efforts therein with regard to anti-bribery initiatives in the real estate and infrastructure industries.

Furthermore, Colliers has implemented an on-line and in-person training program for all of its staff with regard to compliance with the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act.

PRO FORMA CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Colliers, effective as at December 31, 2014, as adjusted to give effect to the Arrangement. You should read this table in conjunction with the unaudited pro forma consolidated financial statements, including the related notes thereto, attached as Appendix "M" to this Circular and FirstService's 2014 audited consolidated financial statements, including the related notes thereto, incorporated by reference into this Circular:

-H20-

As at December 31, 2014 (as adjusted)(4)
(US$ thousands)
Long term debt (includes current portion)
Credit facility(1)	$484,292
Other long term debt(2)	9,056
Total long term debt	493,348

Redeemable non-controlling interests	150,066

Shareholders' equity (3)	65,466

Total Capitalization	$708,880

Notes:

(1)	Colliers has obtained a commitment from a Schedule 1 bank for a US$500 million five-year revolving credit facility. The term of this facility commence on the Effective Date. See "– Credit Facility" below.

(2)	Other Long Term Debt relates to capital leases and vendor take-back promissory notes provided in connection with certain acquisitions.

(3)	See "Information Concerning Colliers Post-Arrangement – Share Capital" in this Circular.

(4)	All figures are unaudited.

Other than in the normal course of business, there has been no material change in the equity and debt capital of Colliers, on a consolidated basis, since the date of the unaudited pro forma consolidated financial statements for Colliers contained in Appendix "M" to this Circular.

Credit Facility

In order to provide ongoing liquidity, including working capital requirements, Colliers has obtained a commitment from a Schedule 1 bank to make available to Colliers a US$500 million five-year revolving credit facility and an uncommitted accordion provision allowing for an additional US$150 million of borrowing capacity under certain circumstances. The term of this facility commences on the Effective Date. The commitment from such bank to make advances available under such credit facility on the Arrangement becoming effective is subject to customary conditions for a credit facility of this type. Certain subsidiaries of Colliers are expected to guarantee the obligations of Colliers, as borrower, under the facility, and the facility is expected to be secured in a substantially similar manner as FirstService's existing revolving credit facility. Colliers will be able to repay amounts owing under the facility at any time without premium or penalty. The financial covenants anticipated to be contained in the facility are a total debt/consolidated EBITDA ratio of not more than 3.5:1, an interest coverage ratio of greater than 2:1 and a minimum of 75% of the consolidated net worth of Colliers as at the Effective Date plus 50% of consolidated cumulative positive annual net income plus 100% of consolidated cumulative proceeds from equity offerings. On the Effective Date, Colliers expects to be in compliance with the foregoing anticipated covenants. The interest rates payable by Colliers under the facility are expected to vary based upon the type of borrowing and the then current total debt/consolidated EBITDA ratio. Otherwise, the terms and conditions of the Colliers facility are anticipated to be similar to that of FirstService's existing revolving credit facility.

CORPORATE STRUCTURE

FirstService was formed under the OBCA. Outside of the Arrangement, the FCRESI Arrangements will be entered into in order to allow the minority shareholders and optionholders in FCRESI, which holds the Colliers International business, to become holders of Colliers Subordinate Voting Shares on completion of the Arrangement, and thereby cause FCRESI to become a wholly-owned subsidiary of FirstService.

-H21-

Pursuant to the Arrangement, FirstService will change its name to "Colliers International Group Inc.", the FCRESI Arrangements will become effective and FirstService will amalgamate with FCRESI to form Colliers. Colliers' registered and head office will be located at 1140 Bay Street, Suite 4000, Toronto, Ontario, Canada M5S 2B4.

Intercorporate Relationships

It is presently anticipated that, as of the Effective Date, Colliers will have the following principal subsidiaries which will have total assets that exceed 10% of the Colliers Assets or revenues which exceed 10% of the total consolidated revenues attributable to the Colliers Assets as at and for the year ended December 31, 2014.

Name of Subsidiary	Percentage of Voting Securities Owned(1)	Jurisdiction of Incorporation, Continuance Formation or Organization
Colliers Macaulay Nicolls Inc.	100.0%	Ontario
FirstService RE Holdings (USA), Inc.	100.0%	Delaware
Colliers International Holdings (Australia) Ltd.	100.0%	New South Wales, Australia
Colliers International USA, LLC	100.0%	Delaware
Colliers Macaulay Nicolls (Cyprus) Limited	100.0%	Cyprus

Note:

(1)	Assumes completion of the Arrangement and includes indirect ownership.

The above table does not include all of the anticipated subsidiaries of Colliers. The assets and revenues of all of the unnamed subsidiaries of Colliers that are presently anticipated to exist as of the Effective Date did not exceed 20% of the Colliers Assets or total consolidated revenues attributable to the Colliers Assets as at and for the year ended December 31, 2014.

-H22-

APPENDIX "I"

INFORMATION CONCERNING NEW FSV POST-ARRANGEMENT

NOTICE TO READER	I3
NOTE REGARDING FORWARD-LOOKING STATEMENTS	I3
GENERAL DEVELOPMENT OF THE BUSINESS	I5
The Arrangement	I5
New FSV	I5
NARRATIVE DESCRIPTION OF NEW FSV	I6
Our History	I6
Our Services	I7
Our Competitive Strengths	I10
Our Market Opportunity	I14
Our Growth Strategy	I15
Competition	I18
Employees	I18
DESCRIPTION OF CAPITAL STRUCTURE	I18
New FSV Shares	I18
New FSV Preference Shares	I19
Certain Rights of Holders of New FSV Subordinate Voting Shares	I19
New FSV Stock Option Plan	I21
Listing and Trading of New FSV Subordinate Voting Shares	I21
DIVIDENDS	I21
PRO FORMA CONSOLIDATED CAPITALIZATION	I22
Credit Facility	I22
New FSV Senior Notes	I23
OPTIONS TO PURCHASE SECURITIES	I23
PRIOR SALES	I24
ESCROWED SECURITIES AND
SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	I24
PRINCIPAL SHAREHOLDERS	I24
DIRECTORS AND EXECUTIVE OFFICERS	I24
Directors and Executive Officers	I24
Biographies	I26
Other Reporting Issuer Experience	I28
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	I29
Conflicts of Interest	I30
New FSV Directors' and Officers' Liability Insurance	I30
EXECUTIVE COMPENSATION	I31
Compensation Discussion and Analysis	I31
Principal Elements of Compensation	I31
New FSV MSA	I32
Compensation Risk	I34
Trading Policy	I34
Executive Equity Ownership Policy	I34
Incentive Compensation Reimbursement Policy	I35
Summary Compensation Table	I35

-I1-

Termination or Change of Control Benefits	I35
DIRECTOR COMPENSATION	I36
AUDIT COMMITTEE	I36
New FSV Audit Committee	I36
Composition of the New FSV Audit Committee	I37
Pre-Approval Policies and Procedures	I38
CORPORATE GOVERNANCE	I38
Statement of Corporate Governance Practices	I38
New FSV Board Composition	I38
New FSV Executive Composition	I40
New FSV Board Equity Ownership Policy	I40
New FSV Board and Committee Process	I40
Proportionate Representation	I41
New FSV Board Committees	I41
Assessments of the New FSV Board	I43
Key Governance Documents	I43
GOVERNMENT REGULATION	I43
RISK FACTORS	I44
Risk Relating to the Arrangement	I44
Risks Relating to New FSV's Business	I44
CORPORATE STRUCTURE	I48
Intercorporate Relationships	I48
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	I49
PROMOTER	I49
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	I49
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	I49
INTERESTS OF EXPERTS	I50
AUDITORS, TRANSFER AGENTS AND REGISTRARS	I50
MATERIAL CONTRACTS	I50
EXHIBIT 1 – AUDIT COMMITTEE MANDATE	I51

-I2-

NOTICE TO READER

As at the date hereof, New FSV Corporation has not carried on any active business. Pursuant to the Arrangement, New FSV will become an independent, public corporation. Unless otherwise indicated, the disclosure in this Appendix "I" has been prepared assuming that the Arrangement has become effective and that New FSV has become an independent, public corporation. In particular, the disclosure in respect of the business and assets of New FSV contained in this Appendix "I" is presented on the assumption that the Arrangement has become effective and the New FSV Assets have been transferred to New FSV prior to the date in respect of which such disclosure relates. References to the "New FSV Assets" in this Appendix "I" are to such assets as held by FirstService prior to the Arrangement and to be held by New FSV upon the Arrangement becoming effective. Financial information included in this Appendix "I" has, unless otherwise indicated, been derived from the historical consolidated financial statements of FirstService for each of the relevant periods and is presented in this Appendix "I" on a carve-out basis from such historical consolidated financial statements of FirstService for the relevant period. Where indicated, information presented on a pro forma basis has been derived from the historical New FSV carve-out combined financial statements for the relevant period set out in Appendix "K" to this Circular. Unless otherwise defined herein, all capitalized terms used in this Appendix "I" have the meanings given to such terms in the Glossary to this Circular. Unless the context otherwise permits, indicates or requires, all references in this Appendix "I" to "New FSV", "we", "our", "us" and similar expressions are references to New FSV and the business carried on by it following completion of the Arrangement.

In order to facilitate the incorporation and organization of New FSV, one officer of FirstService has been appointed to the New FSV Board on an interim basis. Unless otherwise indicated, references herein to the programs, policies, procedures, practices, guidelines, mandates, plans and position descriptions (collectively, the "Programs and Policies") of New FSV refer, in each case, to the Programs and Policies of New FSV which are expected to be formally ratified and adopted by the New FSV Board subsequent to the Arrangement. Each of the Programs and Policies are expected to be in substantially the same form as those presently in place at FirstService and, unless otherwise indicated, the disclosure in respect thereof contained in this Appendix "I" is presented on the assumption that the Programs and Policies have been formally ratified by the New FSV Board in such form and have been instituted at New FSV. Notwithstanding the foregoing, prior to the formal ratification and adoption of each of the Programs and Policies, it is expected that the New FSV Board will review and adjust such Programs and Policies to the extent necessary to ensure that the specific requirements of New FSV and its operations are met. Accordingly, the disclosure contained in this Appendix "I" in respect of such Programs and Policies remains subject to revision prior or subsequent to the Effective Date.

Unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to "US$" are to United States dollars and all references to "$" or "C$" are to Canadian dollars. Unless otherwise indicated, all financial statements and information included in, or incorporated by reference into, this Appendix "I" is determined using U.S. GAAP.

New FSV's unaudited pro forma consolidated financial statements for the year ended December 31, 2014 assume the completion of the Arrangement, and are included in Appendix "L" to this Circular. New FSV's unaudited pro forma consolidated financial statements should be read in conjunction with FirstService's audited consolidated financial statements for the year ended December 31, 2014 and related management's discussion and analysis, as specifically incorporated by reference in this Circular, as well as New FSV's audited carve-out combined financial statements for the year ended December 31, 2014 and related management's discussion and analysis, included in Appendix "K" to this Circular.

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NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Appendix "I" contains certain forward-looking statements or information (collectively referred to in this note as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements are typically identified by words such as "projected", "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact contained in this Appendix "I" are forward-looking statements, including, but not limited to, statements relating to the proposed Arrangement and expected future attributes of New FSV following completion of the Arrangement, the anticipated benefits of the Arrangement, operational information, future acquisition or disposition opportunities, post-Arrangement financial metrics, New FSV's corporate and governance structure, division of the New FSV Assets, possible internal and external growth opportunities for the New FSV Assets and the possible form of financing for the same, capital requirements, expectations of future cash flows, the estimated number of New FSV employees, the expectation that New FSV Assets being located in North America limits New FSV's exposure to risks and uncertainties, the capital structure of New FSV, the amount of dividends, including the frequency thereof, that New FSV may declare in the future, the ability of New FSV to purchase New FSV Subordinate Voting Shares pursuant to a normal course issuer bid program, the expectation that New FSV will be able to seek and obtain ratings from certain rating agencies and the expected ratings upon the Arrangement becoming effective, the ratings attributable to the New FSV notes upon completion of the Arrangement, the amounts, types, terms and conditions of financing that may be made available to New FSV, the expectation that the New FSV Stock Option Plan will be approved by Shareholders, the expectation that trading in the New FSV Subordinate Voting Shares will commence on an "if, as and when issued" basis on both the TSX and Nasdaq on certain dates and that New FSV will become a "reporting issuer" under applicable Canadian securities laws, the persons who will serve as directors and executive officers of New FSV and the expected number of New FSV Subordinate Voting Shares that they will beneficially own, directly and indirectly, or exercise control or direction over as a group, the expected timing of the first annual meeting of holders of New FSV Shares, the expected impact of the Arrangement on employees, operations, suppliers, business partners and stakeholders, statements respecting future pre-transaction and post-transaction financial metrics, estimated capitalization and adequacy thereof for New FSV, the financing plans and initiatives that may be undertaken by New FSV, the projected tax consequences of certain transactions and the receipt of rulings and/or opinions related to the Arrangement, the proposed committees of the New FSV Board, including their mandates, the corporate governance practices to be observed by New FSV and the key governance documents that will support the corporate framework of New FSV. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on our current expectations, estimates and assumptions. All such forward-looking statements are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Reference is made to "Forward-Looking Information" in the body of this Circular for additional information regarding forward-looking statements. The forward-looking statements contained in this Appendix "I" are expressly qualified in their entirety by the foregoing and the cautionary statements set forth in the body of this Circular under the heading "Forward-Looking Information". Readers are cautioned not to place undue reliance on forward-looking statements contained in this Appendix "I", which reflect the analysis of Management only as of the date of this Circular. Neither FirstService nor New FSV undertakes any obligation to release publicly the results of any revision to these forward-looking statements which may be made to reflect events or circumstances after the date of this Circular or to reflect the occurrence of unanticipated events, except as required by applicable securities laws.

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GENERAL DEVELOPMENT OF THE BUSINESS

The Arrangement

As described in further detail in this Circular, the proposed Arrangement is expected to create a new publicly traded company named "FirstService Corporation". New FSV will acquire the businesses comprising the Residential Real Estate Services and Property Services divisions of FirstService, and the assets and liabilities referable thereto, in connection with the Arrangement. See "The Arrangement" in this Circular and "Narrative Description of New FSV" in this Appendix "I".

If the proposed Arrangement is approved by the Shareholders and the Court and the other conditions precedent to completion of the Arrangement are satisfied or waived, FirstService will be divided into two separate publicly traded companies and each holder (other than a Dissenting Shareholder) of FirstService Subordinate Voting Shares or FirstService Multiple Voting Shares will hold one Colliers Subordinate Voting Share or Colliers Multiple Voting Share, as applicable (which will continue to be represented by existing FirstService Share certificates, until replaced against transfer) and receive one New FSV Subordinate Voting Share or New FSV Multiple Voting Share, as applicable, in exchange for each FirstService Subordinate Voting Share or FirstService Multiple Voting Share held, respectively. See "The Arrangement – Plan of Arrangement – Arrangement Steps" in this Circular.

The respective obligations of the parties to the Arrangement Agreement to complete the Arrangement are conditional upon, among other things, the Tax Ruling and Opinion having been received by FirstService and New FSV. The Canadian Tax Ruling is expected to confirm that, based on the current provisions of the Tax Act, the transactions as disclosed in this Circular will be treated for the purposes of the Tax Act as a tax-deferred "butterfly" reorganization, thereby not imposing any material current Canadian federal income tax on any of FirstService, New FSV or their affiliates or Shareholders who hold their FirstService Shares as capital property, in general and subject to the comments under "Pre-Arrangement Transactions". FirstService and New FSV have applied to the CRA for, and expect to receive, the Canadian Tax Ruling, although no assurances can be given in that regard. In addition, FirstService and New FSV expect to receive the U.S. Tax Opinion prior to the Effective Date which will confirm that, among other things, for U.S. federal income tax purposes, the transactions as disclosed in this Circular will be either disregarded or treated as exchanges or distributions of stock for U.S. federal income tax purposes and that, subject to the discussion under "Certain U.S. Federal Income Tax Considerations", no material current U.S. federal income tax will be imposed on any Shareholder that is subject to U.S. federal income taxation. See "Certain Legal and Regulatory Matters – Tax Ruling and Opinion", "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations" in this Circular.

The Arrangement Agreement provides for the implementation of the Plan of Arrangement pursuant to Section 182 of the OBCA. The Arrangement will become effective on the date of filing of the Articles of Arrangement with the Director.

See "The Arrangement – Plan of Arrangement – Arrangement Steps" in this Circular for a summary of the steps of the Plan of Arrangement and the transactions which will occur and will be deemed to occur in connection with the Arrangement.

New FSV

Background

The Residential Real Estate Services and Property Services divisions of New FSV's predecessor company, FirstService, have been a part of FirstService for over 25 years, in some cases, dating back to the origins of FirstService itself.

As first announced on February 10, 2015, the Board has approved the split of FirstService into two focused services companies – one a commercial real estate services company and the other a residential property services company. The proposed Arrangement is expected to be implemented through a court approved Plan of Arrangement and is subject to, among other things, Shareholder approval. The Arrangement will result in two publicly traded entities, Colliers and New FSV, with the names of "Colliers International Group Inc." (being the successor to the existing FirstService legal entity) and "FirstService Corporation" (being the New FSV legal entity), respectively. See "The Arrangement – Background to the Arrangement" in this Circular. The Board and Management believe the proposed Arrangement will enhance long-term value for Shareholders by creating two focused entities, each with an ability to pursue and achieve greater success by employing operational strategies best suited to its unique assets and business plans. "The Arrangement – Reasons for the Arrangement" in this Circular.

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In order to provide ongoing liquidity, including working capital requirements, New FSV has obtained a commitment from a Schedule 1 bank to make available to New FSV a US$150 million five-year revolving credit facility. The term of this facility commences on the Effective Date. The commitment from such bank to make advances available under such credit facility on the Arrangement becoming effective is subject to customary conditions for credit facilities of this type. See "Pro Forma Consolidated Capitalization – Credit Facilities" in this Appendix "I".

Business of New FSV

New FSV is a leading provider of branded property services comprised of two business segments: (i) FirstService Residential; and (ii) FirstService Brands.

FirstService Residential is the largest residential property manager in North America, with a portfolio that includes approximately 7,000 communities comprising over 1.6 million residential units. In addition to our core property management services, we provide our clients with other complementary services primarily in the following areas: (i) on-site staffing, including building engineering and maintenance, full-service amenity management, security, concierge and front desk personnel, and landscaping; (ii) unique banking and insurance products; and (iii) energy conservation and management solutions. Our mission is to deliver exceptional service and solutions that enhance the value of every property and the lifestyle of every resident in the communities we manage.

FirstService Brands is one of North America's leading providers of residential and commercial property services, operating seven well-recognized and market-leading brands through more than 1,900 franchises and 11 company-owned locations in all 50 U.S. states and ten Canadian provinces. FirstService Brands' services include: insurance restoration; custom home storage solutions; commercial and residential painting and window cleaning; residential property inspections; residential and commercial flooring; and residential home warranty contracts. Each of FirstService Brands' businesses is ranked #1 or #2 in service volume in the markets in which they operate.

FirstService Residential and FirstService Brands both rely on the same operational foundations for success – a core competency in managing and growing market-leading, value-added outsourced property services businesses; significant economies of scale that are leveraged wherever possible to create more value for clients; a relentless focus on a culture of client service excellence; and a strong brand recognition. These pillars provide our businesses with competitive advantages that are difficult to replicate. Our two businesses also have similar highly attractive financial profiles, including a high proportion of recurring revenue streams, low capital expenditure and working capital requirements, high free cash flow generation and significant financial strength for future growth.

New FSV is headquartered in Toronto, Canada with operations that include 15,000 employees across the U.S. and Canada. In 2014, New FSV generated US$1.1 billion in total revenues, with 81% derived from our FirstService Residential business segment and the remaining 19% produced by our FirstService Brands business segment. Of our total 2014 revenues, 92% arose from our U.S. operations, while the remaining 8% were derived from our Canadian operations.

NARRATIVE DESCRIPTION OF NEW FSV

Our History

New FSV was originally launched as FirstService in 1989 by Jay S. Hennick, the Founder and Chairman of New FSV, with a Toronto-based commercial swimming pool and recreational facility management business which he founded as a teenager in 1972. Over the past 25 years, New FSV has grown its operations "one step at a time" both through internal growth and acquisitions. The following chart summarizes key milestones in the evolution of New FSV:

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Year	Event

1989	Jay S. Hennick established FirstService with a Toronto-based swimming pool management company FirstService acquired College Pro Painters franchise system and established FirstService Brands
1994	D. Scott Patterson joined FirstService as Vice President, Corporate Development and soon thereafter became Chief Financial Officer
1996	FirstService established FirstService Residential platform by acquiring two Florida-based property management firms, with follow-on acquisitions in the New York City and Northeast U.S. regions shortly thereafter
1997	FirstService Brands acquired Paul Davis Restoration
1997	FirstService Financial was established as part of the FirstService Residential platform service offering
1998	FirstService Brands acquired California Closets
2005	FirstService Brands exceeded 1,000 franchises
2007	FirstService Brands exceeded $1 billion in system-wide sales
2008	FirstService adopted Net Promoter System (NPS) across all of its businesses
2009	FS Energy was launched to add to FirstService Residential's comprehensive services
2010	FirstService Residential expanded into Canada Charles E. Chase was promoted to President and Chief Executive Officer of FirstService Brands
2013	Charles M. Fallon is named Chief Executive Officer of FirstService Residential FirstService Residential national brand was established from the re-branding of 18 regional brands

Our Services

We offer property services to our clients primarily through two business segments: (i) FirstService Residential; and (ii) FirstService Brands:

FirstService Residential

FirstService Residential is North America's largest manager of private residential communities, offering a full range of services across multiple geographies to a wide variety of clients, including condominiums (low, medium and high-rise), co-operatives, homeowner associations, master-planned communities, active adult and lifestyle communities, and a variety of other residential developments governed by common interest or multi-unit residential community associations. Our 14,000 employees in over 100 offices across 21 U.S. states and three Canadian provinces manage approximately 7,000 communities, representing more than 3 million residents in 1.6 million residential units. Our operational and client coverage footprint is extensive, with a presence in major markets that constitute over 70% of the North American population.

Typically, owners of residential units within these communities are required to pay monthly or quarterly fees to cover all expenses to operate and maintain the common areas of the communities. Resident owners elect volunteer homeowners to serve on a board of directors to oversee the operations of the community association. Historically, decision-making for the day-to-day operations of the communities was delegated to these volunteer board members, although, increasingly, these boards outsource this responsibility to professional property management companies like FirstService Residential.

There are two types of professional property management companies within the industry – traditional or full-service:

  Traditional property management: Traditional property managers focus principally on administrative and governance property management functions on behalf of community association clients, including advising homeowner boards on matters relating to the operation of their communities, collection of monthly maintenance fees, sourcing and payments to suppliers, financial statement preparation and outsourcing of support services.

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  Full service property management: Full service property managers provide all of the traditional functions, plus a range of ancillary services including, among other things, on-site staffing (in areas such as building engineering and maintenance, full-service amenity management, security and concierge/front desk personnel), banking and insurance products, energy conservation and management solutions, and resale processing services.

Only a small number of industry participants have the expertise and capital to provide full-service property management services comparable to FirstService Residential. We have the scale, highly recognized brand, geographic footprint, resources, operating expertise and innovation to deliver a full-service offering. We combine our advantages of size and national presence with a local touch and dedication focusing on service excellence, which solidifies our client relationships and market-leading reputation. The annual aggregate budget of the community associations managed by FirstService Residential exceeds US$7 billion.

We generally provide residential property management and recurring ancillary services under contract, with a fixed monthly fee. These contracts typically range in duration from one to three years, yet are generally cancellable by either party with 30 to 90 days' notice. Historically, approximately 90% of our revenue is recurring due to the nature of our contracts, which have a 95%+ retention rate and therefore have a long-term tenure.

In addition to our dedicated property management capabilities, FirstService Residential strives to add value and provide differentiated services to its clients by leveraging its combined size and financial resources through the following ancillary services:

  FirstService Financial: FirstService Financial provides best-in-class financial services for our community associations. As an industry pioneer, we leverage our scale, expertise and innovative strategies to create value and procure cost savings for management clients by: (i) customizing cash management solutions for higher investment yields in client deposit accounts (known as "lock-box" services) and reduced bank charges for client accounts; (ii) using proprietary data and in-house insurance expertise to source and secure a variety of comprehensive insurance products required to mitigate insurance risks at client properties; and (iii) originating loans through dedicated in-house mortgage specialists for clients wishing to complete capital improvements at their properties. We have approximately $2.5 billion in average daily client deposits under management, help to underwrite insurance for over 3,000 communities per year with more than $125 million in total annual premiums, and have completed over $3 billion in client loan transactions.
  FS Energy: Launched in 2009, FS Energy is our energy management and advisory services provider, offering customized, cost-effective, "green" solutions that reduce energy costs, boost energy efficiency and shrink environmental impact including carbon footprints across our clients' properties. The core of FS Energy's success is our proprietary, industry-leading FSdata benchmarking database, which comprises years of comprehensive historical data for hundreds of residential properties representing a variety of diverse building types. FS Energy also offers financing capabilities with partner financial institutions, providing loans to our clients for energy retrofit projects on a stream-lined basis. Currently, FS Energy's services have been rolled out primarily to approximately 600 high-rise buildings in New York City, the greater Chicago area and South Florida, with plans to expand into other key metropolitan markets. In 2014, in New York City, FS Energy saved clients in excess of US$5 million representing 10% of their overall energy bills through participation in its proprietary energy programs.

We also provide other amenities to both existing FirstService Residential customers and third party clients. These services are offered through the following well-recognized, branded operating platforms:

  American Amenities: Launched earlier this year as a new platform, American Amenities is the largest North American amenity company providing a comprehensive suite of lifestyle-focused staffing and management services through two market-leading brands:
(i)	American Pool Enterprises: Founded in 1984 and merged with the commercial swimming pool and recreation facility management operation founded by our Founder and Chairman, American Pool Enterprises is the largest commercial swimming pool management, maintenance and construction business and recreational facility management operation in North America. With 23 branches operating in 14 U.S. States and Washington D.C. as well as two locations in Canada, American Pool Enterprises services over 3,000 commercial swimming pool and recreation facilities and over 7,000 residential pools employing 250 full-time and more than 5,000 part-time employees; and

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(ii)	American Leisure: Founded in 1967 and acquired by FirstService Residential earlier this year, American Leisure is a recognized leader in urban residential lifestyle management providing services to clients who offer a range of amenities in the areas of fitness, recreation, spa, concierge and event planning. American Leisure manages more than 70 lifestyle amenity facilities with a significant presence in New York City, as well as Florida and California. Clients include hotels, homeowner association properties, active adult communities, corporate fitness centers, country clubs, recreation centers, and government-owned sites (municipal, military, school/university).

  Planned Companies: Founded in 1989, Planned Companies consists of three property service divisions: (i) Planned Building Services; (ii) Planned Security Services; and (iii) Planned Lifestyle Services. Through these service lines, Planned Companies provides industry-leading facility maintenance, concierge/front desk and security services to a diverse client base, including over 400 residential, corporate, commercial and retail properties in seven states in the northeast U.S.

FirstService Residential also offers landscaping services in Florida and Arizona under the brand-names Lukes Sawgrass, Luke Brothers and Desert Classic.

FirstService Brands

FirstService Brands is a leading North American operator and provider of property services, with extensive franchise and contractor networks comprising over 1,900 franchises and 11 company-owned locations in all 50 U.S. states and ten Canadian provinces. In 2014, FirstService Brands serviced more than 500,000 customers and generated aggregate system-wide revenues of more than US$1.4 billion from franchised and corporate-owned operations, resulting in over US$90 million in recurring franchise system royalties and other revenues. Services are delivered through the following seven well-known brands, each of which is ranked as the #1 or #2 player in its respective market:

  Paul Davis Restoration: Paul Davis Restoration is a franchisor of residential and commercial restoration services serving the insurance industry in the U.S. and Canada through 370 franchises. Paul Davis provides full-service water, fire and mold cleanup, construction rebuild and restoration services for property damaged by natural or man-made disasters.
  California Closets: California Closets is North America's largest provider of custom-designed and installed closet and home storage solutions. California Closets has 86 franchises in the U.S. and Canada, including ten corporate-owned locations. There are currently over 100 branded California Closets retail showrooms in operation which are used by franchisees to demonstrate and sell product. California Closets franchises and corporate locations install more than 50,000 systems annually across North America.
  CertaPro Painters: CertaPro Painters is the largest provider of residential and commercial painting services in North America. CertaPro Painters has 350 franchises operating in major markets across the U.S. and Canada, with a focus on high-end painting and decorating work. CertaPro completes more than 80,000 projects in a typical year.
  Service America: Service America is Florida's largest provider of residential home warranty contracts and provides repair and maintenance services for home appliances including heating, ventilation and air conditioning (HVAC), plumbing services and duct/dryer vent cleaning. Service America also provides mechanical HVAC and plumbing services to commercial buildings. Service America services more than 50,000 customers annually.
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  College Pro Painters: College Pro Painters is an exterior residential painting and window-cleaning operator with 600 franchises across 28 U.S. states and seven Canadian provinces, driven largely by students who are actively recruited and trained to run the businesses. College Pro's operations are seasonal, with earnings generated in the June and September quarters followed by losses in the December and March quarters. As the largest student-driven painting and window-cleaning business in North America, College Pro Painters services approximately 40,000 customers annually.
  Pillar to Post: Pillar to Post is North America's largest home inspection service provider, with a network of nearly 700 home inspectors in more than 400 franchises in 44 U.S. states and eight provinces in Canada. Through its proprietary inspection model, Pillar to Post can assess up to 1,600 categories or items inside and outside the home as part of its evaluation process. Pillar to Post inspects more than US$25 billion in residential real estate each year.
  Floor Coverings International: Floor Coverings International is a leading North American in-home design and installation floor coverings brand operating through 100 franchises.

Overall, FirstService Brands' operations include a total of 1,200 employees (excluding franchisees) in offices across all 50 U.S. states and ten Canadian provinces.

Franchising is a unique business model where a franchisor licenses the franchise rights to use certain trademarks, logos, operational manuals, business formats and computer programs to provide some product or service to an end customer. Usually the license is granted for a specific period of time, within a defined geographic territory in which the franchisee is allowed to operate. The franchisor will provide operational information, training of employees and information on marketing the product or service. Franchise agreements typically have terms of five or ten years, with the exception of College Pro Painters where the agreements are typically for one year terms. All franchise agreements contain renewal provisions. With all of our franchise systems, we earn revenues from an upfront franchise fee (except College Pro Painters), as well as royalties from our franchisees based on a percentage of franchisee gross revenues, creating a recurring stream of highly profitable revenue. Royalties are usually reported and paid to us monthly in arrears. FirstService Brands also uses its scale advantages to source and provide various materials for franchisees to use and sell, increasing the value proposition for the franchisees while providing additional revenue opportunities.

Our Competitive Strengths

We differentiate ourselves from our competitors through a relentless focus on service excellence and we capitalize on the following embedded competitive advantages in the markets we serve:

Significant Scale as the Market Leader

FirstService Residential is the market leader in residential property management in North America. We leverage our scale, purchasing power, and sales channels by enhancing and broadening our service offerings to the benefit of the communities we serve. These differentiate us from competitors, help us drive client referrals and support strong internal growth. We are able to aggregate our clients' deposits with our partner banks, generate higher interest yields on operating and reserve funds, and reduce or eliminate bank charges. We offer proprietary insurance products that enable greater coverage with lower premiums. Our FS Energy value-added services leverage our proprietary databases and provide energy management, sustainability and procurement solutions in selected high-rise markets. By passing along these cost reductions to our customers, we reduce their required operating budgets and monthly maintenance fees, which can in turn enhance the value of client properties.

At FirstService Brands, we are unique in our ability to fully leverage the franchise business model. We are one of the most recognized and highly-regarded franchisors for residential and light-commercial services in North America, with significant scale as the #1 or #2 player in each of our market segments. We serve a wide geographic area with operations in all 50 U.S. states and ten Canadian provinces, and create a broad range of franchising opportunities with a unique value proposition for our partners and franchisees. FirstService Brands continually improves its best-in-class operating platform and infrastructure to support continued growth of its leading franchise systems and to integrate new brands. The franchise systems operate their day-to-day functions including business development, recruiting of new franchisees, lead generation, franchisee training, sales and marketing support, and reporting and operating support. FirstService Brands' management team focuses on improving the leadership talent at each franchise system and enhancing the operating leverage and agility of the franchises. FirstService Brands' key support functions include: (i) strategic business plan development and tactical analysis; (ii) information technology and intellectual property training and support programs; (iii) people placement between and through each franchise system; (iv) brand management and marketing support; (v) national account sales; (v) financial analytics and controls; and (vi) back-office support through an in-house 100 person call center (known as Tele-Link Services), which handles in-bound customer calls and service scheduling.

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Our scale advantages also provide additional benefits to our clients in the form of a deeper industry knowledge and expertise, and greater access to capital for reinvestment in the business.

Deep Industry Knowledge and Expertise

By virtue of our significant size and geographic breadth at FirstService Residential, we have accumulated a wealth of property and market data which enhances our knowledge and expertise in servicing our clients. We have the industry's largest and most comprehensive property management system and other proprietary applications, which allow FirstService Residential to leverage its expertise across multiple markets. Our local market touch-points also provide us with intimate knowledge on our clients' needs and priorities. We have deep, embedded knowledge and relationships with the developer community, which helps to drive new business wins. In the high-rise condominium segment, we manage approximately 2,500 buildings, significantly more than our nearest competitor. Similarly, we are by far the largest manager of lifestyle community associations, with 250 properties in our management portfolio, many of which specialize in active adult concepts and/or include programming and amenity service requirements. In both the high-rise and adult lifestyle segments, we deliver a specialized service offering that is unique in the marketplace. At FirstService Financial, our broad knowledge base allows us to create meaningful value for our community association management clients through advisory services, individually tailored structures, and placement of insurance programs that set the industry standard. Our scale advantage and depth of experience as the largest player in the market, together with best practices and a proprietary service offering, help us to deliver a differentiating service and experience to our clients.

At FirstService Brands, with our deep experience and expertise in franchising, we have developed a proven franchising model that connects local entrepreneurs with leading service concepts and sophisticated support services. Our franchise owners are entrepreneurs who are attracted to our proven high quality branded franchise networks because of their compelling service models, rewarding economics and flexibility of ownership. We excel at understanding the dynamics, intricacies and requirements around multi-location property service businesses and inspiring both our franchisees and franchisor teams to succeed. We know how to coach and mentor our partners and franchisees on the issues of brand consistency, while honoring the effort and commitment of a local operator, focusing on partnership rather than acquisition. FirstService Brands has professionalized each of its businesses and translated its expertise and experience into the development and implementation of best practices, including: (i) our Net Promoter System that evaluates customer satisfaction and provides immediate feedback to franchisees in all our systems; (ii) the development of industry-leading technologies that can be rolled out across different systems; and (iii) the use of a centralized call center to increase the effectiveness and productivity of the franchises. These best practices lead to better performing franchises as illustrated through their significant growth, low franchisee churn and successful track record of franchise renewal; all measures of a strong franchise system. Furthermore, our relevant experience and innovation in the franchising of our property services brands help to drive our leadership in our property service categories and to foster real and meaningful partnerships with our franchisees.

Access to Capital and Financial Strength

Our scale provides us with better access to capital which enables us to continue to reinvest in our businesses. We have the resources to invest in our people and infrastructure to ensure best practices. We have invested significantly in employee training, increased support staff, technology, call center capabilities, and overall operating processes to ensure better client service, communications and efficiencies. We have also allocated capital to enhance our branding, marketing and sales processes across all of our businesses within FirstService Residential and FirstService Brands.

We believe that financial strength and stability are important criteria for clients when selecting a residential property services provider. Our long-term track record for strong financial performance and our ability to present strong financial and leverage metrics differentiates us when competing for business. Our North American-focused platform also mitigates any geopolitical risk.

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Following the completion of the Arrangement, our FirstService Residential and FirstService Brands businesses will continue to benefit from our significant scale and our access to capital both from our listing as a large publicly traded company and a conservative capital structure with modest leverage and additional debt capacity. We are able to dedicate the necessary financial resources in fulfilling our commitment to service excellence to our clients.

Unique Operating Model Aligns Customer Service and Shareholder Value Creation Focus

For many years, we have adopted "The FirstService Way" operating philosophy which has guided our growth and helped us attract strong management teams with visions for the future success of their businesses. We have a long-established track record of operating all of our businesses with an approach that aligns all of management and employees in driving towards the common objectives of delivering best-in-class service to our clients and profitably growing our businesses. The following are seven key principles of "The FirstService Way", which underpin our culture of measuring, monitoring and rewarding all of our key stakeholders for their success:

1.	Partnership Philosophy: We believe equity ownership by management teams is essential. Our partners enjoy a decentralized organizational structure with autonomy over front-line operating decisions, while equity ownership allows direct participation in the financial outcomes of their decisions. With significant equity or equity-like interests in the businesses they operate, management's interests are aligned with its shareholders in building long-term value. These interests are in the form of non-transferable direct minority equity ownership, stock options or equity-like notional value appreciation plans.

2.	Performance-Based Compensation: Successful management teams running our businesses are well-compensated for driving growth. We believe in aligning key operating managers with shareholders through generous performance-based compensation programs as an incentive for management to deliver internal growth and consistent, high-quality service in a cost-effective manner.

3.	People Development Process: We have a keen focus on operational excellence. Retaining and promoting key operating managers is one of our most important practices. Training of front-line employees who deal with our clients on a day-to-day basis is critical for ensuring they meet our high standards of customer service. Our management and employees ensure best practices and professionalize our businesses.

4.	Customer Service and Satisfaction: We have a long-standing dedicated focus on client service excellence within all of our businesses and have adopted the Net Promoter System ("NPS"), developed by Bain and Company, to enable us to measure our progress in the area of customer satisfaction. The founder of NPS, Frederick F. Reichheld, will be one of our directors. NPS provides a richer, more complete evaluation of customer loyalty than typical client surveys. We have adopted NPS as an integral part of our operating philosophy, providing a valuable feedback tool which guides us as we continuously focus on enhancing our customer experience. Across all of our businesses, customer satisfaction results exhibit a positive correlation with each of customer retention, repeat business and referral opportunities. Our service excellence commitment also reinforces our industry-defining brands that clients trust and value.

5.	Focus on Growth: Since inception, we have achieved a strong track record of managing our businesses with a dedicated focus on sustainable growth, balanced with both internal, organic strategic initiatives and augmented with a disciplined, value-added acquisition strategy. We establish high benchmarks in terms of internal growth targets and acquisition rate of return hurdles in pursuing our growth objectives. Our performance-based compensation arrangements are structured to reward our management teams and employees for successful growth.

6.	Rigorous Review Processes: We have a rigorous process of oversight and operational review to maximize cash flows, increase margins, manage operational risk and monitor performance indicators. Sharing of best practices is proactively incorporated into our management and review process to ensure that each business benefits from the experience of others. We utilize a consistent strategic planning process to determine any major issues facing our operating units. Short-term and long-term goals are reviewed and agreed upon, barriers are discussed and solutions are developed. Progress in achieving goals is monitored to ensure that we successfully execute our strategy and adapt to changes in our markets.

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7.	Leverage Scale to Drive Client Value and Reinforce Our Competitive Advantages: We have methodically and incrementally built, one step at a time, an enduring and market-leading group of businesses. Our significant size advantage and penetration in key markets across North America facilitate our ability to provide better, value-added services to our clients. We believe that our clients prefer to work with service providers who have the scale, resources and financial strength to consistently meet their diverse needs across multiple property types and geographies, and that our market-leading positions will continue to serve as barriers to entry to potential competitors.

Strong Brand and Reputation

We have a strong portfolio of brands and franchise relationships. FirstService Residential completed a consolidated re-branding of 18 legacy regional brands in June 2013, thereby creating a one-brand strategy with a unified North American market presence and allowing for a simplified and consistent brand experience and sales strategy, as well as streamlining certain operations. The FirstService Residential brand name is one built around a commitment to service excellence and professionalism and is well-recognized among community associations by virtue of our significant market leadership position. Our brand is well-entrenched with our leaders and associates, and has enhanced our recruitment of additional highly talented associates and employees. The FirstService Residential name has strong momentum among our clients, as we build a powerful national brand that defines our industry.

Our FirstService Brands franchise systems have market-leading brands, which are ranked #1 or #2 in volume or distribution for each market served. Each of these brands has a long-standing reputation for delivering a high quality and standardized service across their franchise networks.

Management Team with Significant Property Service Experience

We are led by a corporate management team with significant residential real estate experience and a 20-year track record of solid organic growth supplemented by a disciplined acquisition strategy.

Name	Age	Position
New FSV Executives
Jay S. Hennick	58	Founder and Chairman
D. Scott Patterson	54	Chief Executive Officer
Jeremy Rakusin	46	Chief Financial Officer
Douglas G. Cooke	55	Treasurer and Corporate Secretary
Alex Nguyen	32	Vice President, Strategy and Corporate Development
FirstService Residential Executives
Gene Gomberg	67	Chairman
Charles M. Fallon	52	Chief Executive Officer
Michael Natale	55	Chief Financial Officer
FirstService Brands Executives
Charles E. Chase	55	President and Chief Executive Officer
Kevin Roy	44	Chief Operating Officer and Chief Financial Officer

The following are brief profiles of certain of the above senior leadership team of New FSV:

Gene Gomberg: An industry visionary and pioneer with nearly 40 years of hands-on property management experience, Mr. Gomberg is the founding partner of the former Continental Group, the largest property management company in Florida, which was rebranded FirstService Residential in 2013. During his career, he has developed a wide range of ground breaking concepts and products that have come to define the property management industry - and are commonly accepted as standard operating procedure today. In his role as FirstService Residential Chairman, Mr. Gomberg is responsible for leading the organization's acquisition process and collaborating on initiatives related to strategy, client relationships and business development. An involved and committed manager, he continuously seeks innovative ways to take both FirstService Residential and the property management industry to the next level, ensuring they deliver the highest standards for professionalism and customer service. As part of his commitment, Mr. Gomberg combines his passions for mentorship and sales by coaching and supporting his teams' ongoing efforts to develop business and achieve corporate growth.

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Charles M. Fallon: Mr. Fallon is the CEO of FirstService Residential. He is a seasoned veteran of the customer service industry known for his leadership on client service excellence and a strong track record of driving growth for globally recognized Fortune 500 companies. Having joined as CEO in 2013, Mr. Fallon is responsible for identifying acquisitions, recruiting key employees, conceptualizing business initiatives and directing the company's overall expansion. Drawing on his extensive background in business strategy, operations, sales, marketing and network development, Mr. Fallon maintains the pillars of superior customer service, innovation and technology to continuously build on FirstService Residential's legacy of going the extra mile every day to make a difference for each resident and client served. Prior to FirstService Residential, he served as President of Terminix International from 2011 to 2013 and President, North America at Burger King Holdings from 2006 to 2011. Prior to that, Mr. Fallon led sales, marketing and revenue management at AvisBudget Group and began his career as an investment banker in New York and London. He has an MBA from Columbia Business School and a BBA from McMurry University in Abilene, Texas.

Michael Natale: Mr. Natale heads FirstService Residential's financial team, driving the company's profitability and supporting all activities related to financial performance, reporting, budgeting and risk management. He works closely with the leadership teams of both the corporate and regional offices to set FirstService Residential's strategic direction, and oversees the organization's business planning, reporting, budgeting processes, risk management and compliance. Since assuming the responsibilities of CFO in 2009, Mr. Natale drove the creation of an improved national medical benefits program for company associates and oversaw the transformation of HR/payroll and finance systems to improve both management operations and information quality. In addition, he worked closely with parent company, FirstService, on the successful acquisition and onboarding of new FirstService Residential operating companies. Previously, he served as Vice President Performance and Risk Management at FirstService, where he was responsible for the organization's risk management policies and programs. A Chartered Accountant, Mr. Natale began his career at PriceWaterhouseCoopers and has held several leadership positions in the real estate industry since 1995.

Charles E. Chase: Mr. Chase resides in Valley Forge, PA and he is the President and CEO of FirstService Brands. Prior to his role as CEO, Mr. Chase served as the President of the Consumer Franchises of The Franchise Company and prior to that he was CEO of CertaPro Group. Throughout his 30 years with FirstService Brands he has held numerous roles, starting as a Franchise owner in 1982 at College Pro Painters. Believing that there was an opportunity to create a successful and significant full time painting company, in 1992 he became the founding President/CEO of CertaPro Painters. Mr. Chase has a B.A. Honors in Economics from Queen's University, Ontario, Canada.

Kevin Roy: Mr. Roy is the Chief Operating Officer and Chief Financial Officer for FirstService Brands. His focus is on business planning, financial and operating performance, and organizational alignment. Mr. Roy has been with FirstService since 2000, serving as Director, Corporate Development until he joined FirstService Brands in 2007. He previously worked in public accounting with PriceWaterhouseCoopers and is a Chartered Professional Accountant.

See also "Directors and Executive Officers" in this Appendix "I".

Our Market Opportunity

The market opportunity for FirstService Residential is sizeable based on a variety of measures. Based on 2013 industry data compiled by the Community Associations Institute ("CAI") (a U.S. and international organization dedicated to fostering community associations), our addressable market in the U.S. has the following favourable size and growth characteristics:

  Over 65 million residents living in more than 26 million housing units across almost 330,000 community associations;
  An aggregate budget for all U.S. community associations of approximately US$65 billion;
  An increasing trend towards outsourcing, with 60-70% of community associations being managed by professional firms and the remaining 30-40% self-managed by homeowner boards. Professional and licensed management is becoming more of a necessity to reduce the risks of poor property management services; and
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  Increased penetration of community associations as a percentage of total housing. Community associations currently represent 24% of U.S. homes. The market is currently growing at a rate of approximately 2% per year as a result of the 4,000 to 8,000 new community associations formed each year. Growth is significantly higher in and around major U.S. metropolitan areas, with more than 50% of new homes currently being built in community association formations.

Similar community association trends and growth rates are being experienced in Canada. The popularity of community associations, significantly increasing from just 10,000 associations in 1970, has been driven by several factors:

  Community associations are privately governed instead of being regulated by municipal governments;
  To continue to promote new housing growth yet manage municipal fiscal challenges, municipalities have encouraged increased community association development which has the advantage of privatization of all non-essential (road maintenance, snow removal, trash pickup, etc.) service responsibilities to developers and homeowners;
  Community associations, in many instances, offer a more affordable format of home ownership; and
  Additional efficiencies, more diverse services and amenities, and a sense of community bonding are other advantages of community association development.

FirstService Residential is the leading full-service third party residential property manager in North America, with an estimated market share of 5% (based on the number of units we manage in the U.S. relative to the CAI's data for the number of households governed by community associations in the U.S.). The residential property management industry is extremely fragmented, with 8,000 management companies across North America, most of which are local and regional firms. The highly fragmented nature of industry leaves ample opportunity for significant share gains through winning business from our competitors and further industry consolidation.

FirstService Brands operates in market segments with compelling industry dynamics. We compete in a US$500 billion overall market for residential and light commercial property services. These industries are highly fragmented and ripe for further consolidation, which favour businesses like FirstService Brands with leading brand names and national scale. Our services comprise a well-balanced mix of discretionary and non-discretionary services. We are also poised to further benefit from long term growth trends, including an increasing demand for outsourced maintenance property and facility services, a growing shift towards franchising, and robust end markets with improving consumer confidence.

Our Growth Strategy

We maintain a leadership position in the residential property management and services industry, offering a full complement of services to a wide range of customers. We have an established track record of expanding our business through both organic and acquisition growth. Our growth plan involves five primary drivers: (i) capitalizing on our scale advantages to win new business; (ii) continuing to emphasize retention of our existing customer base, and leveraging referrals from past and existing customers; (iii) continuing to expand our ancillary services; (iv) realizing operational efficiencies; and (v) selectively pursuing strategic acquisitions.

A more specific explanation of our growth strategies is detailed below:

(i) Leverage Scale Advantages to Drive New Business

All of our businesses benefit from scale advantages as the leading players in the fragmented markets they serve, which allows us to compete for new business more effectively and efficiently than our competitors. At FirstService Residential, our previously noted competitive advantages, including our size and geographic breadth, industry knowledge and experience, best operating practices and delivery of proprietary, full-service client solutions, are difficult to replicate. Our access to capital is also a differentiator for future growth. We have invested in an active marketing and lead generation initiative to add communities under management and grow market share. We have also allocated significant capital towards our sales processes including dedicated marketing and business development staff, customer relationship management (CRM) tools and enhanced brand positioning.

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At FirstService Brands, we can leverage our best-in-class franchising expertise, including franchisee recruiting and training capabilities. FirstService Brands operates large, scalable franchise platforms which are focused on working with larger franchisees, who can deliver favourable sales per unit metrics and realize better same-store sales performance and capacity in the areas of sales, design and field service. Our organic growth strategy encompasses both an increase in the productivity of existing franchisees and an increase in the number of franchisees. We can leverage our current base of high-performing franchisees to open new locations within each brand. Our ability to add new franchisees can accelerate growth within our network operations by: (i) increasing the number of franchises in a market to better penetrate or optimize an existing territory; and (ii) increase coverage to strategically build out into new markets or geographies.

(ii) Further Increase Customer Retention and Target Customer Referral Opportunities

The residential property management business tends to be highly recurring and relationship-driven. Contracts are typically renewed on an annual basis which generates a high proportion of repeat business and recurring fee revenues. The industry is structured in such a way as to create opportunities for a "sticky", captive customer base. A strategic priority at FirstService Residential is to maintain and increase our existing customer retention rates across each of our regional markets. We continue to target and realize annual retention rates of at least 95% in this business. Our focus on service excellence benefits not only retention rates, but also drives referral business. Clients who are "promoters" of our business not only stay with us, but also create increased referral opportunities for new business.

While our FirstService Brands businesses are more transactional in nature, our cash flow streams are relatively recurring as well, given our franchise royalty structure and the diversified revenue base generated annually from our mix of businesses and customers. A key focus for our franchise operations is a dedicated sales and marketing effort and the delivery of first-class service to their customers to drive repeat business at some point in the future. At FirstService Brands, loyal customers within each of our businesses not only use our services repeatedly but also generate significant referral lead opportunities.

We also define our retention objectives more broadly with a relentless focus on customer service and delivering "service excellence" in everything that we do. To foster the service mentality, we rely heavily on NPS as a management tool to measure customer satisfaction and the strength of customer relationships. The benefits and results of NPS are seen across both our FirstService Residential and FirstService Brands businesses, with higher NPS scores being reflective of improved professionalism and a higher level customer experience. Our employees have also adopted NPS across our entire organization, which further embeds the management tool into our culture. In the fragmented markets in which we compete, the service levels that we are able to deliver and the reputation that we have developed are highly valuable for improving retention rates and thereby driving internal growth.

Our best source of new customer opportunities comes from satisfied customers. We have adopted internal tracking systems for referral opportunities for new business and our corresponding conversion success rates and are seeing positive trends in both areas. We believe that we will continue to win new business through existing customer referrals by capitalizing upon our competitive differentiators and proactively selling our value proposition of service excellence.

(iii) Continue to Expand Our Ancillary Service Offerings

At FirstService Residential, we currently offer our clients a portfolio of services as a full service property manager with an ability to leverage our scale and purchasing power with a single point of accountability to the benefit of the community associations we serve. By cross-selling ancillary value-added services with our core property management capabilities, we should be able to expand the range of complementary outsourced value-added services and products that we can offer as part of a full, cost-efficient solution to clients with complex and diversified needs.

We also have an established track record of incubating successful new services lines within both our FirstService Residential and FirstService Brands businesses. FirstService Residential has internally built its FirstService Financial and FS Energy ancillary services from inception. At FirstService Brands, a number of new concepts have been launched which either remain within an existing franchise network as a brand extension or continue as a stand-alone, separate franchise system. These include CertaPro Painters, Paul Davis Emergency Services, Brandpoint, Telelink Services and College Pro Window Cleaning. We will continue to drive incremental market share gains by adding new services which are complementary and aligned with our current offering through continued innovation in developing services and products in-house, augmented by potential acquisitions as described further below.

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(iv) Improve Operational Efficiency

As a result of continued growth and ongoing tuck-in acquisitions of smaller businesses, FirstService Residential decided in 2013 to implement a specific initiative to centralize and enhance the efficiencies of certain back-office functions to reduce redundant costs and drive operating margin expansion. Targeted areas of improvement in our business processes and customer experience include: (i) consolidation of selected back office activities across the entire platform into regional shared centers; (ii) consolidation of information technology, data and telephony systems and our customer care operations into two call centers; (iii) increased automation of client accounting system components; (iv) consolidation to one corporate accounting system; (v) consolidation and outsourcing of certain human resource functions and other vendor relationships; and (vi) automation and cost optimization of our home resales and mailings business through an outsourced third-party on-line service which benefits our clients. This effort is an ongoing, multi-year initiative which, while negatively impacting our operating margins in 2014 and creating headwinds in 2015, will result in longer-term efficiencies. Our success with these initiatives has led to further advances in the way we operate which will reinforce our service excellence with clients, generate new business and enhance our profitability.

(v) Selectively Pursue Strategic Acquisitions

Strategic acquisitions have historically been a successful component of growth at both FirstService Residential and FirstService Brands helping to augment internally generated organic growth. Our disciplined approach to acquisitions has ensured we invest in high-potential, well-managed businesses, at a fair price. We will target property service companies operating in fragmented industries that: (i) enhance the market position of an existing service line; (ii) provide an entry into a new geographic region/market; or (iii) introduce a new service line. Each acquisition must meet strict criteria that include the following:

  Strong, experienced management teams in place that are interested in growing their businesses and in being rewarded through performance-based compensation;
  History of consistent profitability, supported by significant contractual revenues;
  Non-capital intensive operations with a variable cost structure;
  Leading positions in the markets served;
  One or more senior managers who wish to retain a meaningful minority interest in the acquired company in order to participate directly in its future growth and development as a partner of New FSV; and
  Disciplined valuation of the business to provide a return on invested capital that exceeds our cost of capital.

Following the completion of the Arrangement, New FSV will have a sharper strategic and capital allocation focus to pursue acquisitions which can provide a material operational and financial contribution. FirstService Residential will continue to pursue further tuck-in property management acquisition opportunities to fill in coverage gaps in key regional markets. We will also look to add further scale to our existing amenity management, building engineering and maintenance, and concierge services within FirstService Residential. At FirstService Brands, we have previously acquired controlling stakes in existing franchises within our franchise networks and converting them to corporate-owned operations. We anticipate continuing to selectively pursue these conversion opportunities where they make sense strategically and can be accretive to our financial performance. Across New FSV overall, we will consider any acquisition targets that fit our core competencies and experience in property services and which complement our existing businesses, including other services within FirstService Residential and new franchise system service lines to add to FirstService Brands' existing operations.

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We maintain an active pipeline of acquisition opportunities and will selectively pursue these and other acquisitions as the appropriate timing, structure, valuation, and business rationale dictate. We may finance any such acquisitions with debt, equity, cash generated from operations, proceeds from asset divestitures or a combination of these sources. We typically structure acquisitions to include contingent consideration payable based on the achievement of specified earnings levels during certain defined periods following the dates of acquisition.

Competition

We compete in the residential and light commercial real estate services industry and are one of the largest providers to each in North America.

FirstService Residential is the North American leader in residential property management with an estimated 5% market share. We operate in a highly fragmented market, with an estimated 8,000 local and regional management companies across North America. Only a relatively small number of our competition are able to deliver the expertise and investment capital to compete broadly on a professional platform. Our primary competitors are smaller independent regional players, with only one other company having a North American presence. Our competitive position varies across geographies, property types, and services provided.

The property services industry in which FirstService Brands participates is highly fragmented and consists predominantly of small "mom & pop" businesses. Each of our service lines within FirstService Brands has professionalized its business category, and has the #1 or #2 market position within each market served. FirstService Brands competes primarily with local, regional and family-owned and operated enterprises or franchise businesses. There are several diversified property services franchise competitors including ServiceMaster, The Dwyer Group and Clockwork Services, which offer a variety of franchise service models for residential and light-commercial customers. Other facility and property services franchisors such as Jani-King, Jan-Pro, Roto-Rooter, Rooter-Man, and Servpro are single-concept franchise models, many of which are focused on janitorial cleaning services, and do not compete directly with FirstService Brands.

Employees

As of December 31, 2014, New FSV had a total of 15,000 employees in the U.S. and Canada.

DESCRIPTION OF CAPITAL STRUCTURE

The following is a summary of the rights, privileges, restrictions and conditions which will be attached to the New FSV Subordinate Voting Shares, New FSV Multiple Voting Shares and New FSV preference shares (the "New FSV Preference Shares") on the Effective Date after giving effect to the Arrangement. At that time, New FSV will be authorized to issue an unlimited number of New FSV Subordinate Voting Shares, an unlimited number of New FSV Multiple Voting Shares and an unlimited number of New FSV Preference Shares. As of the date hereof, no New FSV Subordinate Voting Shares, New FSV Multiple Voting Shares or New FSV Preference Shares have been issued. Upon completion of the Arrangement, based on the number of FirstService Shares outstanding as at March 16, 2015 (and assuming that no Dissent Rights are exercised in connection with the Arrangement), approximately 34,644,911 New FSV Subordinate Voting Shares and 1,325,694 New FSV Multiple Voting Shares will be outstanding and no New FSV Preference Shares will be outstanding.

Pursuant to the Plan of Arrangement, all New FSV Special Shares which are issued pursuant to the Plan of Arrangement will be redeemed for cancellation by New FSV. Subsequent to such redemption and pursuant to the Arrangement, the articles of New FSV will be amended to remove the New FSV Special Shares as a class of shares eligible for issuance by New FSV. See "The Arrangement – Plan of Arrangement – Arrangement Steps" in this Circular.

New FSV Shares

The New FSV Shares will rank junior to the New FSV Preference Shares or series thereof ranking in priority with respect to the payment of dividends, return of capital and distribution of assets in the event of liquidation, dissolution or any distribution of the assets of New FSV for the purpose of winding-up its affairs. The holders of outstanding New FSV Shares will be entitled to receive dividends and other distributions on a share-for-share basis (or, in the discretion of the directors, in a greater amount per New FSV Subordinate Voting Share than per New FSV Multiple Voting Share) out of the assets legally available therefor at such times and in such amounts as the New FSV Board may determine, but without preference or distinction between the New FSV Multiple Voting Shares and the New FSV Subordinate Voting Shares. The New FSV Subordinate Voting Shares will carry one vote per share and the New FSV Multiple Voting Shares will carry 20 votes per share. The holders of New FSV Subordinate Voting Shares and the holders of New FSV Multiple Voting Shares will be entitled to receive notice of any meeting of shareholders and to attend and vote thereat as a single class on all matters to be voted on by the shareholders, except at meetings where the holders of shares of one class or of a particular series of shares are entitled to vote separately.

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The rights, privileges, conditions and restrictions attaching to the New FSV Subordinate Voting Shares and the New FSV Multiple Voting Shares may be respectively modified if the amendment is authorized by at least two-thirds of the votes cast at a meeting of the holders of New FSV Subordinate Voting Shares and the holders of New FSV Multiple Voting Shares duly held for that purpose. However, if the holders of New FSV Subordinate Voting Shares, as a class, or the holders of New FSV Multiple Voting Shares, as a class, are to be affected in a manner different from the other classes of shares, such amendment must, in addition, be authorized by at least two-thirds of the votes cast at a meeting of the holders of the class of shares which is affected differently.

Each outstanding New FSV Multiple Voting Share will be convertible at any time, at the option of the holder, into one New FSV Subordinate Voting Share. The New FSV Subordinate Voting Shares will not be convertible into any other class of shares. No subdivision, consolidation, reclassification or other change of the New FSV Multiple Voting Shares or the New FSV Subordinate Voting Shares will be able to be made without, concurrently, having the New FSV Multiple Voting Shares or New FSV Subordinate Voting Shares, as the case may be, subdivided, consolidated, reclassified or other change made under the same conditions. The New FSV Shares will not be redeemable nor retractable but will be able to be purchased for cancelation by New FSV in the open market, by private contract or otherwise. Upon the liquidation, dissolution or any distribution of the assets of New FSV for the purpose of winding-up its affairs, the holders of New FSV Shares will be entitled to participate equally, on a share-for-share basis, in the remaining property and assets of New FSV available for distribution to such holders.

As any future distribution of New FSV Subordinate Voting Shares by means of a prospectus will require securityholder approval under NI 41-101 at the relevant time because New FSV will not be a reporting issuer at the time of the Arrangement and will therefore not meet the applicable requirements of NI 41-101, notwithstanding the receipt of "minority approval" for the Arrangement. A specific discretionary exemption is being sought by FirstService and New FSV from the applicable securities regulators for relief from such future securityholder approval requirement under NI 41-101 (and, to the extent applicable in the future, OSC Rule 56-501). If obtained, a copy of such exemption order issued by the Ontario Securities Commission will be available at www.osc.gov.on.ca. See "Certain Legal and Regulatory Matters – Canadian Securities Law Matters – Application of OSC Rule 56-501 and NI 41-101".

New FSV Preference Shares

The New FSV Preference Shares will be issuable, from time to time, in one or more series, as determined by the New FSV Board. The New FSV Board will determine, before the issue of any series of New FSV Preference Shares, the designation, preferences, rights, restrictions, conditions, limitations, priorities as to payment of dividends and/or distribution on liquidation, dissolution or winding-up, or prohibitions attaching to such series. The New FSV Preference Shares, if issued, will rank prior to the New FSV Shares with respect to the payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of New FSV or any other distribution of assets of New FSV among its shareholders for the purpose of winding-up its affairs, and may also be given such other preferences over the New FSV Shares as may be determined with respect to the respective series authorized and issued. Except as required by law, the New FSV Preference Shares will not carry voting rights.

Certain Rights of Holders of New FSV Subordinate Voting Shares

The following is a summary of the rights attaching to the New FSV Subordinate Voting Shares in the event that a take-over bid is made for New FSV Multiple Voting Shares. Reference should be made to the articles of New FSV for the full text of these provisions. See Exhibit "II" to the Plan of Arrangement.

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If a take-over bid (as defined in the Securities Act (Ontario)) is made to the holders of the New FSV Multiple Voting Shares, each New FSV Subordinate Voting Share shall become convertible into a New FSV Multiple Voting Share at the option of the holder thereof at any time during the period commencing on the eighth day after the date on which the offer is made and ending on the last date upon which holders of New FSV Multiple Voting Shares will be entitled to accept the offer. However, this conversion right shall not come into effect if:

(a)	an identical offer is made concurrently to purchase New FSV Subordinate Voting Shares (if any are then issued and outstanding), which offer has no condition attached to it other than the right to not take-up and pay for shares tendered if no shares are purchased pursuant to the take-over bid for New FSV Multiple Voting Shares;

(b)	holders of more than 50% of the issued and outstanding New FSV Multiple Voting Shares deliver a certificate or certificates to New FSV's transfer agent certifying that such holders will not deposit such New FSV Multiple Voting Shares under the take-over bid therefor; or

(c)	the take-over bid for New FSV Multiple Voting Shares is not completed by the offeror.

The articles of New FSV provide that a holder of New FSV Multiple Voting Shares is entitled at any time and from time to time to convert all or any part of the New FSV Multiple Voting Shares held by such holder into New FSV Subordinate Voting Shares on a share-for-share basis, upon irrevocable notice.

In connection with the completion of the Arrangement, Jay S. Hennick and Henset Capital Inc. (collectively, the "New FSV Multiple Voting Shareholders") will enter into an agreement (the "New FSV Trust Agreement") with Equity Financial Trust Company (the "New FSV Trustee") and New FSV in order to provide the holders of New FSV Subordinate Voting Shares with certain additional rights in the event that a take-over bid, having certain characteristics, is made for the New FSV Multiple Voting Shares. Under applicable securities law, an offer to purchase New FSV Multiple Voting Shares would not necessarily require that an offer be made to purchase New FSV Subordinate Voting Shares. The terms of the New FSV Trust Agreement will be the same as the existing agreement among the same parties in relation to the FirstService Subordinate Voting Shares and, following completion of the Arrangement, the Colliers Subordinate Voting Shares. See "Information Concerning Colliers Post-Arrangement – Share Capital – Colliers Shares" and "Information Concerning FirstService Pre-Arrangement – Certain Rights of Holders of FirstService Subordinate Voting Shares".

The New FSV Trust Agreement will prevent the sale, directly or indirectly, of New FSV Multiple Voting Shares owned by the New FSV Multiple Voting Shareholders pursuant to a take-over bid at a price per share in excess of 115% of the then current market price of the New FSV Subordinate Voting Shares as determined under such legislation. This prohibition does not apply if: (a) such sale is made pursuant to an offer to purchase New FSV Multiple Voting Shares made to all holders of New FSV Multiple Voting Shares and an offer identical in all material respects is made concurrently to purchase New FSV Subordinate Voting Shares, which identical offer has no condition attached other than the right not to take-up and pay for shares tendered if no shares are purchased pursuant to the offer for New FSV Multiple Voting Shares; or (b) there is a concurrent unconditional offer to purchase all of the New FSV Subordinate Voting Shares at a price per share at least as high as the highest price per share paid pursuant to the take-over bid for the New FSV Multiple Voting Shares.

The New FSV Trust Agreement will provide, among other things, that prior to any direct or indirect transfer of any or all of the New FSV Multiple Voting Shares owned by the New FSV Multiple Voting Shareholders to any party other than a member of the Hennick Family (as defined below), the transferred New FSV Multiple Voting Shares will be automatically converted to New FSV Subordinate Voting Shares. The New FSV Trust Agreement will not prevent certain indirect sales resulting from the transfer of shares of a corporation which, directly or indirectly, controls or is controlled by the New FSV Multiple Voting Shareholders or New FSV where the transferor and transferee are members of the Hennick Family and the transferee is the spouse or child of the transferor and where the sale is otherwise made in accordance with applicable law. The phrase "Hennick Family" is defined to mean: (i) Jay S. Hennick; (ii) the spouse, children or estate of Jay S. Hennick; (iii) a trust, the sole beneficiaries of which are any of the foregoing; and (iv) any and all corporations or entities which are directly or indirectly controlled by any of the foregoing.

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The New FSV Trust Agreement will contain provisions for the authorization of action by the New FSV Trustee to enforce the rights thereunder on behalf of the holders of the New FSV Subordinate Voting Shares. No holder of New FSV Subordinate Voting Shares will have the right, other than through the New FSV Trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the New FSV Trust Agreement unless the New FSV Trustee fails to act on a request authorized by holders of not less than 10% of the outstanding New FSV Subordinate Voting Shares after provision of reasonable funds and indemnity to the New FSV Trustee.

Holders of New FSV Subordinate Voting Shares may have additional rights under applicable securities legislation in the event of a take-over bid.

New FSV Stock Option Plan

The New FSV Board has approved for adoption the New FSV Stock Option Plan. If ratified and approved at the Meeting, the New FSV Stock Option Plan will permit the New FSV Board to grant to directors, officers and full-time employees of New FSV and its subsidiaries (other than Jay S. Hennick) stock options to purchase New FSV Subordinate Voting Shares (in addition to the New FSV Replacement Stock Options granted pursuant to the Arrangement). New FSV Stock Option exercise prices will be based on the closing market price for New FSV Subordinate Voting Shares on the trading day immediately preceding the date the options are granted, except for the New FSV Replacement Stock Options, the exercise price of which will be determined in accordance with the formula described under the heading "The Arrangement – Treatment of Certain FirstService Employees and Benefit Plans – FirstService Stock Options" in this Circular. New FSV Stock Options granted under the New FSV Stock Option Plan will generally be fully exercisable after four years and expire five years after the grant date. See "Other Arrangement Matters to be Acted Upon – New FSV Stock Option Plan" in this Circular.

Listing and Trading of New FSV Subordinate Voting Shares

There is no current trading market for the New FSV Subordinate Voting Shares. New FSV has applied to have the New FSV Subordinate Voting Shares listed on the TSX and Nasdaq under the same symbol, "FSV". Listing on the TSX and Nasdaq is subject to New FSV fulfilling all of the respective original listing requirements of the TSX and Nasdaq. The trading price of the New FSV Subordinate Voting Shares will be determined by the market. See "Certain Legal and Regulatory Matters – Stock Exchange Listings" in this Circular.

For a summary of the trading markets that are expected to develop in the New FSV Subordinate Voting Shares, see "Certain Legal and Regulatory Matters – Trading of Shares on the TSX and Nasdaq" in this Circular.

The New FSV Multiple Voting Shares will not be listed and will not trade on any public market or quotation system.

DIVIDENDS

The declaration of dividends will be at the sole discretion of the New FSV Board. Following the Effective Date, for the quarter ended June 30, 2015, it is anticipated that the New FSV Board will adopt a dividend policy pursuant to which New FSV will make quarterly cash dividends to holders of New FSV Shares of record at the close of business on the last business day of each calendar quarter. The quarterly dividend is anticipated to be set at US$0.10 per New FSV Share (a rate of US$0.40 per annum). Each quarterly dividend is expected to be paid within 30 days after the dividend record date.

The payment of dividends in the future will depend on the results of New FSV's operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other relevant factors. Under the terms of New FSV's credit facility described below, it is expected that New FSV will not be permitted to pay dividends, whether in cash or in specie, in the circumstances of an event of default thereunder occurring and continuing or an event of default occurring as a consequence thereof. See "Pro Forma Consolidated Capitalization – Credit Facility" below.

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PRO FORMA CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of New FSV, effective as at December 31, 2014, as adjusted to give effect to the Arrangement. You should read this table in conjunction with the unaudited pro forma consolidated financial statements, including the related notes thereto, attached as Appendix "L" to this Circular and the New FSV's audited carve-out combined financial information and financial statements, including the related notes thereto, attached as Appendix "K" to this Circular:

As at December 31, 2014 (as adjusted)(5)
(US$ thousands)
Long term debt (includes current portion)
Credit facility(1)	$86,626
Senior notes(2)	150,000
Other long term debt(2)	2,731
Total long term debt	239,357

Redeemable non-controlling interests	80,926

Shareholders' equity(4)	157,749

Total Capitalization	$478,032

Notes:

(1)	New FSV has obtained a commitment from a Schedule 1 bank for a US$150 million five-year revolving credit facility. The term of this facility commence on the Effective Date. See "– Credit Facility" below.

(2)	See "– New FSV Senior Notes" below.

(3)	Other Long Term Debt relates to capital leases and vendor take-back promissory notes provided in connection with certain acquisitions.

(4)	See "Description of Capital Structure" in this Appendix "I".

(5)	All figures are unaudited.

Other than in the normal course of business, there has been no material change in the equity and debt capital of New FSV, on a consolidated basis, since the date of the unaudited pro forma consolidated financial statements for New FSV contained in Appendix "L" to this Circular.

Credit Facility

In order to provide ongoing liquidity, including working capital requirements, New FSV has obtained a commitment from a Schedule 1 bank to make available to New FSV a US$150 million five-year revolving credit facility and an uncommitted accordion provision allowing for an additional US$50 million of borrowing capacity under certain circumstances (the "New FSV Credit Facility"). The term of the New FSV Credit Facility commences on the Effective Date. The commitment from such bank to make advances available under the New FSV Credit Facility on the Arrangement becoming effective is subject to customary conditions for a credit facility of this type. Certain subsidiaries of New FSV are expected to guarantee the obligations of New FSV, as borrower, under the New FSV Credit Facility, and the New FSV Credit Facility is expected to be secured in a substantially similar manner as FirstService's existing revolving credit facility. New FSV will be able to repay amounts owing under the New FSV Credit Facility at any time without premium or penalty. The financial covenants anticipated to be contained in the New FSV Credit Facility are a total debt/consolidated EBITDA ratio of not more than 3.5:1, an interest coverage ratio of greater than 2.0:1 and a minimum of 75% of the consolidated net worth of New FSV as at the Effective Date plus 50% of consolidated cumulative positive annual net income plus 100% of consolidated cumulative proceeds from equity offerings. On the Effective Date, New FSV expects to be in compliance with the foregoing anticipated covenants. The interest rates payable by New FSV under the New FSV Credit Facility are expected to vary based upon the type of borrowing and the then current total debt/consolidated EBITDA ratio. Otherwise, the terms and conditions of the New FSV Credit Facility are anticipated to be similar to that of FirstService's existing revolving credit facility (a copy of which is available on SEDAR at www.sedar.com).

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New FSV Senior Notes

In connection with the Pre-Arrangement Transactions and the Arrangement, New FSV will assume FirstService's senior secured notes in the principal amount of US$150 million pursuant to a new note and guarantee agreement (the "New FSV Note Agreement"), which notes will mature on January 16, 2025 (with equal annual principal repayments beginning on January 16, 2021), initially bearing interest at the rate of 4.84% per annum (with the interest rate subject to being lowered to 3.84% in the event that certain financial covenant targets are met by New FSV). The assumption of these notes by New FSV, and the entering into of the New FSV Note Agreement, in each case, in connection with the Arrangement becoming effective is subject to customary conditions for the issuance of senior secured notes of this type. The terms and conditions of these new secured notes and the New FSV Note Agreement are anticipated to be substantially similar to that of the existing 3.84% secured notes issued, and the agreement governing same entered into, by FirstService on January 16, 2013 (a copy of which is available on SEDAR at www.sedar.com).

OPTIONS TO PURCHASE SECURITIES

The New FSV Board has approved for adoption the New FSV Stock Option Plan. At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, authorize, approve and ratify the adoption of the New FSV Stock Option Plan which will authorize the New FSV Board to grant to directors, officers and full-time employees of New FSV and its subsidiaries (other than Jay S. Hennick) stock options to purchase New FSV Subordinate Voting Shares (in addition to the New FSV Replacement Stock Options granted pursuant to the Arrangement). Ratification and approval of the New FSV Stock Option Plan by Shareholders is required by the TSX and is a condition precedent to completion of the Arrangement to allow the New FSV Replacement Stock Options to be granted under a stock option plan. This condition precedent may be waived by FirstService. No stock options to acquire New FSV Subordinate Voting Shares have been granted to date. See "Other Arrangement Matters to be Acted Upon – New FSV Stock Option Plan" in this Circular for a summary of the New FSV Stock Option Plan.

Pursuant to the Arrangement, each holder of FirstService Stock Options will dispose of his or her rights to such FirstService Stock Options to FirstService and New FSV in consideration for the grant by FirstService to such holder of FirstService Replacement Stock Options and the grant by New FSV to such holder of New FSV Replacement Stock Options and the old FirstService Stock Options will be cancelled and terminated. Each New FSV Replacement Stock Option will, once vested, be exercisable to acquire a New FSV Subordinate Voting Share. Except with respect to the exercise price, the New FSV Replacement Stock Options otherwise have similar terms and conditions, including as to vesting, as the FirstService Stock Options held by such option holders immediately prior to the Arrangement becoming effective. See "Other Arrangement Matters to be Acted Upon – New FSV Stock Option Plan" in this Circular. To preserve the economic benefits of the FirstService Stock Options, immediately before the Arrangement becomes effective, to the holder thereof, the exercise price of the FirstService Stock Options exchanged will be apportioned between the FirstService Replacement Stock Options and the New FSV Replacement Stock Options. See "The Arrangement – Treatment of Certain FirstService Employees and Benefit Plans – FirstService Stock Options".

Based on the number of FirstService Stock Options outstanding as at March 16, 2015, the following table sets forth information with respect to the New FSV Replacement Stock Options issuable pursuant to the Arrangement in exchange for FirstService Stock Options:

Group	Number of New FSV Subordinate Voting Shares under Option(4)	Expiry Dates
Non-Employee Directors(1) [8 persons]	65,000	February 17, 2017 – February 13, 2020
Executive Officers(2) [10 persons]	1,343,200	February 21, 2016 – February 13, 2020
Employees(3) [10 persons]	248,050	February 21, 2016 – February 13, 2020

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Notes:

(1)	Includes all proposed directors of New FSV and Colliers, as a group, who will receive New FSV Replacement Stock Options in exchange for FirstService Stock Options pursuant to the Arrangement.

(2)	Includes all proposed executive officers of New FSV and Colliers, as a group, who will receive New FSV Replacement Stock Options in exchange for FirstService Stock Options pursuant to the Arrangement.

(3)	Includes all other employees of New FSV and employees and former employees of Colliers who will receive New FSV Replacement Stock Options in exchange for FirstService Stock Options pursuant to the Arrangement.

(4)	The exercise price of the New FSV Replacement Stock Options will be determined using the formula described under "The Arrangement – Treatment of Certain FirstService Employees and Benefit Plans – FirstService Stock Options" in this Circular.

PRIOR SALES

No New FSV Shares have been issued, or will be issued, prior to the Arrangement.

ESCROWED SECURITIES AND

SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

To the knowledge of New FSV, as of the date of this Circular, no securities of any class of securities of New FSV are held in escrow or subject to contractual restrictions on transfer or are anticipated to be held in escrow or subject to contractual restrictions on transfer following the completion of the Arrangement.

PRINCIPAL SHAREHOLDERS

Following completion of the Arrangement, based on the number of FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares outstanding as of March 16, 2015 (assuming that no Dissent Rights are exercised in connection with the Arrangement), the following table sets forth the only persons who, to the knowledge of New FSV, will beneficially own, or control or direct, directly or indirectly, 10% or more of the issued and outstanding New FSV Subordinate Voting Shares or New FSV Multiple Voting Shares as at the Effective Date, the approximate number of outstanding New FSV Subordinate Voting Shares and New FSV Multiple Voting Shares to be beneficially owned, or controlled or directed, directly or indirectly, by such persons as at the Effective Date and the percentage of outstanding New FSV Subordinate Voting Shares and New FSV Multiple Voting Shares and votes represented by the number of New FSV Subordinate Voting Shares and New FSV Multiple Voting Shares to be so owned or controlled or directed:

Name	Number of New FSV Shares to be Owned or Controlled or Directed		Percentage of		Percentage of
	New FSV Subordinate Voting Shares	New FSV Multiple Voting Shares	New FSV Subordinate Voting Shares	New FSV Multiple Voting Shares	Total Number of New FSV Shares	Total Number of Votes
Jay S. Hennick (1) Toronto, Ontario	2,273,526	1,325,694	6.6%	100.0%	10.0%	47.1%

Note:

(1)	All 2,273,526 New FSV Subordinate Voting Shares and 1,325,694 New FSV Multiple Voting Shares will be held by Henset Capital Inc., a corporation controlled by Mr. Hennick.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The names, municipality of residence and positions with New FSV of the persons who will serve as directors and executive officers of New FSV after giving effect to the Arrangement are set out below, together with their pro forma holdings of New FSV Subordinate Voting Shares and New FSV Replacement Stock Options. Each of the six proposed members of the New FSV Board will be formally appointed to the New FSV Board pursuant to the Arrangement. In order to facilitate the incorporation and organization of New FSV, including the adoption of the New FSV Stock Option Plan, one officer of FirstService, John B. Friedrichsen, has been appointed to the New FSV Board on an interim basis.

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Name and Municipality of Residence	Position to be Held with New FSV	Principal Occupation	Pro Forma Holdings of New FSV Shares/ New FSV Replacement Stock Options(1)
Brendan Calder(2)(5)(6) Ontario, Canada	Director	Corporate Director; Adjunct Professor and an Entrepreneur in Residence, Rotman School of Management, University of Toronto; Chair, Rotman's Desautels Centre for Integrative Thinking	19,033 New FSV Subordinate Voting Shares/ 10,000 New FSV Replacement Stock Options
Bernard I. Ghert, c.m. (2)(4)(5) Ontario, Canada	Lead Director	Corporate Director; Chairman, Independent Review Committee of the Middlefield Group of Funds; President, B.I. Ghert Family Foundation; President, Coppi Holdings Ltd.	24,679 New FSV Subordinate Voting Shares/ 10,000 New FSV Replacement Stock Options
Jay S. Hennick(3) Ontario, Canada	Director, Founder & Chairman	Founder and Chief Executive Officer, FirstService/Executive Chairman, Colliers	2,273,526 New FSV Subordinate Voting Shares/ 1,325,694 New FSV Multiple Voting Shares
D. Scott Patterson Ontario, Canada	Director & Chief Executive Officer	President and Chief Operating Officer, FirstService	705,262 New FSV Subordinate Voting Shares/ 300,000 New FSV Replacement Stock Options
Frederick F. Reichheld(2) (4)(6) Massachusetts, USA	Director	Partner and Bain Fellow, Bain & Company, Inc.	2,000 New FSV Subordinate Voting Shares/ 5,000 New FSV Replacement Stock Options
Michael Stein(2)(4)(5)(6) Ontario, Canada	Director	Founder, Chairman and Chief Executive Officer, MPI Group	10,000 New FSV Subordinate Voting Shares/ 5,000 New FSV Replacement Stock Options
Jeremy Rakusin Ontario, Canada	Chief Financial Officer	Vice President, Strategy and Corporate Development, FirstService	600 New FSV Subordinate Voting Shares/ 150,000 New FSV Replacement Stock Options
Douglas G. Cooke Ontario, Canada	Treasurer and Corporate Secretary	Vice President, Corporate Controller and Corporate Secretary, FirstService	166,811 New FSV Subordinate Voting Shares/ 123,000 New FSV Replacement Stock Options
Alex Nguyen Ontario, Canada	Vice President, Strategy and Corporate Development	Vice President, Strategy and Corporate Development, FirstService	51,800 New FSV Replacement Stock Options

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Notes:

(1)	Based on information as at March 16, 2015 furnished to New FSV and assumes that the Arrangement has become effective. For further ownership details, see "Certain Legal and Regulatory Matters – Canadian Securities Law Matters – Application of MI 61-101" of this Circular.

(2)	Independent member of the Board.

(3)	Proposed Chair of the New FSV Board.

(4)	Proposed member of the Audit Committee of New FSV.

(5)	Proposed member of the Executive Compensation Committee of New FSV.

(6)	Proposed member of the Nominating and Corporate Governance Committee of New FSV.

By approving the Arrangement Resolution, Shareholders will be deemed to have approved the proposed directors and auditors of New FSV, which are formally appointed pursuant to the Arrangement. The directors of New FSV will thereafter be elected by the New FSV shareholders at each annual meeting of shareholders, and will hold office until the next annual meeting of New FSV, or until his successor is duly elected or appointed, unless: (i) his office is earlier vacated in accordance with the articles and by-laws of New FSV; or (ii) he becomes disqualified to act as a director.

The proposed directors and executive officers of New FSV, as a group, are expected to beneficially own, or control or direct, directly or indirectly, 3,806,321 New FSV Subordinate Voting Shares and 1,325,694 New FSV Multiple Voting Shares, representing approximately 11.0% of the expected number of outstanding New FSV Subordinate Voting Shares and 100.0% of the expected number of outstanding New FSV Multiple Voting Shares, respectively, upon completion of the Arrangement (assuming that no Dissent Rights are exercised in connection with the Arrangement).

It is expected that New FSV will adopt a majority voting policy similar to that adopted by FirstService, which policy is expected to apply for non-contested meetings whereby New FSV shareholders will vote separately for each New FSV director nominee and each director to be elected at a meeting of New FSV shareholders will be required to be elected by a majority (50% + 1 vote) of the votes cast with respect to his or her election. Any New FSV director nominee will be required to immediately tender his or her resignation to the New FSV Board if he or she is not elected by at least a majority (50% + 1 vote) of the votes cast with respect to his or her election even though duly elected as a matter of corporate law. Such New FSV director nominee's resignation to the New FSV Board will be required to be effective when accepted by the New FSV Board. The New FSV Board will determine whether or not to accept a New FSV director nominee's resignation tendered pursuant to the policy within 90 days after the date of the relevant New FSV shareholders' meeting. The New FSV Board will be required to accept the resignation absent exceptional circumstances. New FSV will promptly issue a press release announcing the resignation of the New FSV director or explaining the reasons justifying its decision not to accept such resignation.

Biographies

The following are brief profiles of the proposed directors and executive officers of New FSV, including a description of each individual's principal occupation within the past five years.

Brendan Calder

Mr. Calder has been an Adjunct Professor and an Entrepreneur in Residence at the Rotman School of Management, University of Toronto since 2001 (currently conducting the MBA course, GettingItDone), is Chair of Rotman's Desautels Centre for Integrative Thinking, was the founding Chair of the Rotman International Centre for Pension Management and is a Senior Fellow at Massey College. Mr. Calder was with CIBC Mortgages, Inc. and served as that company's Chair, President and CEO from 1995 to 2000. Mr. Calder is also past Chair of the Peter F. Drucker Canadian Foundation and The Toronto International Film Festival Group and was a director of the public entities listed below. He is a director of EllisDon Corporation and Equity Financial Holdings Inc. Mr. Calder holds a Bachelor of Mathematics degree from the University of Waterloo and attended the Advance Management Program at Harvard University. Mr. Calder is an Institute of Corporate Directors certified director (ICD.D).

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Bernard I. Ghert, c.m.

Mr. Ghert was previously President and Chief Executive Officer of the Cadillac Fairview Corporation Limited from 1981 to 1987 and President of Stelworth Investments Inc. from 1987 to 1992. Mr. Ghert has been a director of many organizations in the private and public sectors, including Cadillac Fairview, Stelworth, CT Financial and Canada Trust, Wellington Insurance and the Canada Deposit Insurance Corporation. Mr. Ghert has served as Director of the Managers of several Middlefield Funds, President of the Canadian Institute of Public Real Estate Companies and was a former member of the Advisory Board of the Office of the Superintendent of Financial Institutions. Mr. Ghert currently is Chairman of the Independent Review Committee of Middlefield Fund Management Limited, President of the B.I. Ghert Family Foundation, President of Coppi Holdings Ltd., a Director on Sinai Health System's Board and Past Chair of the Mount Sinai Hospital Board of Directors.

Jay S. Hennick

Mr. Hennick is the founder and Chief Executive Officer of FirstService. In 1998, Mr. Hennick was awarded Canada's Entrepreneur of the Year, in 2001 he was named Canada's CEO of the Year by Canadian Business Magazine and in 2011, received an honorary Doctorate of Laws from York University and the University of Ottawa. Mr. Hennick currently serves as Chairman of the Board of Directors of the Sinai Health System, in Toronto and is the immediate past Chair of The Mount Sinai Hospital Board of Directors. In addition, Mr. Hennick has endowed the Jay S. Hennick JD-MBA Program at the Faculty of Law and School of Management at the University of Ottawa Law School, his alma mater, and The Hennick Centre for Business and Law, a joint program of the Osgoode Hall Law School and the Schulich School of Business at York University. Mr. Hennick holds a Bachelor of Arts degree from York University in Toronto and a Doctorate of Laws from the University of Ottawa.

D. Scott Patterson

Mr. Patterson is the President and Chief Operating Officer of FirstService. He joined FirstService in 1994 as Vice President Corporate Development, and was the Chief Financial Officer from February 1995 until September 2003. Prior to joining FirstService, Mr. Patterson was an investment banker at Bankers Trust. Mr. Patterson qualified as a Chartered Accountant in 1985 and began his career at PricewaterhouseCoopers. Mr. Patterson holds a Bachelor of Arts degree in Business Administration from the University of Western Ontario.

Frederick F. Reichheld

Since 1977, Mr. Reichheld has been employed at Bain & Company, Inc., a global business consulting firm, and was elected to the partnership at Bain in 1982. Mr. Reichheld is the creator of the Net Promoter® system of management and founded Bain's Loyalty practice, which helps clients achieve superior results through improvements in customer, employee, partner and investor loyalty and has also served in a variety of other roles, including as a member of Bain & Company's Worldwide Management, Nominating, and Compensation Committees. In January 1999, he was elected by the firm to become the first Bain Fellow. Mr. Reichheld is a frequent speaker to major business forums and groups of CEOs and senior executives worldwide and has authored several books, including The Loyalty Effect: The Hidden Force Behind Growth, Profits, and Lasting Value (Harvard Business School Press, 1996), The Loyalty Rules!: How Today's Leaders Build Lasting Relationships (Harvard Business School Press 2003), The Ultimate Question (Harvard Business School Press, 2006) and The Ultimate Question 2.0 (Harvard Business School Press 2011). Mr. Reichheld received his BA from Harvard College and his MBA from Harvard Business School.

Michael Stein

Mr. Stein is the founder, Chairman and CEO of the MPI Group, a property development and investment group with a track record in incubating, investing in, and managing successful companies. Between 1978 and 1987, Mr. Stein held progressively senior positions with the Mortgage Insurance Company of Canada, ultimately holding the position of Executive Vice-President responsible for operations. Mr. Stein is a founder of CAP REIT, Canada's first TSX listed apartment REIT, where he continues to serve as chairman. He is a director of City Financial Investment Company Limited, a United Kingdom FCA regulated asset management company. He currently serves as a director of McEwen Mining Inc. (NYSE/TSX) and previously served as a director of Goldcorp Inc. Mr. Stein is a graduate engineer and has an MBA in finance and international business from Columbia University.

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Jeremy Rakusin

Jeremy Rakusin joined FirstService in September 2012 as Vice President, Strategy & Corporate Development. In this role, Mr. Rakusin has been responsible for sourcing and executing FirstService's global acquisition strategy, as well as assisting in other corporate strategic and growth initiatives. Prior to joining FirstService, Mr. Rakusin was Mergers & Acquisitions Head at Raymond James Ltd. for three years, with responsibility for leading the firm's domestic and cross-border M&A practice. Mr. Rakusin's investment banking and corporate finance experience also includes more than 10 years at Merrill Lynch (now Bank of America) and TD Securities. Other career experience includes positions as a portfolio manager at a Toronto-based discretionary investment firm and as a securities and corporate lawyer at Toronto-based Goodmans LLP. Mr. Rakusin earned his joint MBA (Gold Medal) and Law degrees from the University of Toronto and a Bachelor of Arts (Gold Medal) from the University of Western Ontario. He also received his Chartered Financial Analyst (CFA) designation in 2008.

Douglas G. Cooke

Mr. Cooke joined FirstService in 1995 as Controller, later assuming the position of Corporate Controller and Treasurer. In 2005, Mr. Cooke was appointed Vice President. He is currently responsible for FirstService's external and internal corporate reporting and cash management functions. Prior to joining FirstService, Mr. Cooke was Senior Internal Auditor for Unilever Canada, a subsidiary of Unilever PLC, one of the world's largest consumer product companies. Previously, Mr. Cooke has held senior financial reporting positions within the retail and financial sectors. Mr. Cooke is both a Chartered Professional Accountant and Chartered Financial Analyst, beginning his career with KPMG. Mr. Cooke holds a Bachelor of Science degree from the University of Toronto.

Alex Nguyen

Mr. Nguyen joined FirstService in 2008. In his current role as Vice President, Strategy & Corporate Development, Mr. Nguyen is responsible for driving acquisition growth across all of FirstService's global business platforms. He is also involved with the planning and implementation of FirstService's corporate strategy as well as its capital markets initiatives. Prior to joining FirstService, Mr. Nguyen worked at the Ontario Teachers' Pension Plan, one the largest institutional investors in the world with $140 billion in assets, where he was responsible for the sourcing and execution of private equity investments across a wide range of industries. Formerly, he worked at RBC Capital Markets and CIT Group. Mr. Nguyen is a CFA Charterholder and earned a Bachelor of Business Administration degree from the Schulich School of Business at York University where he graduated With Distinction.

Other Reporting Issuer Experience

The following table sets out the proposed directors of New FSV that are or were directors of other reporting issuers (or the equivalent) in Canada or a foreign jurisdiction, other than FirstService, during the last five years:

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Proposed New FSV Directors	Name of Reporting Issuer
Brendan Calder	Coventree Inc. (Chair: 2007 – 2011)	2005 – 2011
Bernard I. Ghert

Chairman of the Independent Review Committee of Middlefield Fund Management Limited, as General Partner of the following:

Resource Funds: MRF 2008 Resource Limited Partnership (2008 to 2010), MRF 2009 Resource Limited Partnership (2009 to 2011), Discovery 2008 Flow-Through Limited Partnership (2008 to 2010) and Discovery 2009 Flow-Through Limited Partnership (2009 to present)

Chairman of the Independent Review Committee of Middlefield Limited, as Manager of the following (as of December 1, 2009, except where noted):

TSX-Listed Funds: ACTIVEnergy Income Fund (as of September 25, 2009), COMPASS Income Fund, INDEXPLUS Income Fund, MINT Income Fund, Middlefield Tactical Energy Corporation (formerly, OilSands Canada Corporation), Uranium Focused Energy Fund, YIELDPLUS Income Fund, Pathfinder Convertible Debenture Fund (as of December 21, 2009), Convertible Debenture Trust (as of December 21, 2009), GMIncome & Growth Fund (as of October 20, 2010) and INDEXPLUS Dividend Fund (as of February 18, 2011)

Resource Funds: MRF 2010 Resource Limited Partnership (as of December 11, 2009), Discovery 2010 Flow-Through Limited Partnership (as of March 3, 2010) and MRF 2011 Resource Limited Partnership (as of December 10, 2010)

Middlefield Mutual Funds Limited (a mutual fund corporation comprising a number of outstanding classes of mutual funds)

2007 – Present
Frederick F. Reichheld	Rackspace Hosting, Inc.	2008 – Present
D. Scott Patterson	Laramide Resources Ltd.	1995 – Present
Michael Stein	Canadian Apartment Properties REIT (Chair) McEwan Mining Inc. Minera Andes Inc.	1997 – Present 2012 – Present 2009 – 2012

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of New FSV, except as set forth below, no current or proposed director or executive officer of New FSV is, as at the date of this Circular, or was within ten (10) years before the date of this Circular, a director, chief executive officer or chief financial officer of any company, that:

(a)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that, in each case, was in effect for a period of more than 30 consecutive days (collective, an "Order"), that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

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To the knowledge of New FSV, no current or proposed director or executive officer of New FSV, or a current or proposed shareholder holding a sufficient number of securities of New FSV to affect materially the control of New FSV:

(i)	is, as at the date of this Circular, or has been within the ten (10) years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)	has, within the ten (10) years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of New FSV, except as set forth below, no current or proposed director or executive officer of New FSV, or a current or proposed shareholder holding a sufficient number of securities of New FSV to affect materially the control of New FSV, has been subject to:

(A)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(B)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Brendan Calder was a director of Coventree Inc. ("Coventree") from 2005 to 2011. In 2009, staff of the OSC commenced proceedings against Coventree with respect to alleged breaches of Ontario securities laws relating to Coventree's continuous disclosure obligations. In September 2011, the OSC released its decision and concluded that Coventree breached sections 75(1) and 75(2) of the Securities Act (Ontario). In a decision released on November 9, 2011, the OSC ordered Coventree to pay an administrative penalty of $1 million and $250,000 of OSC costs. The OSC also ordered that trading in any securities by Coventree cease and that any Ontario securities law exemptions not apply to Coventree until its winding up is completed, provided that these orders will not prevent the winding up of Coventree or trades in securities reasonably related to that winding up. Mr. Calder was a director of Coventree in 2007 during the period of time to which the OSC proceedings relate, however no proceedings were brought against Mr. Calder in his individual capacity with respect to these matters. Mr. Calder is no longer a director of Coventree.

Conflicts of Interest

Certain of the proposed directors and executive officers of New FSV are officers and directors of, or are associated with, other public and private companies. Such associations may give rise to conflicts of interest with New FSV from time to time. The OBCA requires, among other things, that the directors and executive officers of New FSV act honestly and in good faith with a view to the best interest of New FSV, to disclose any personal interest which they may have in any material contract or transaction which is proposed to be entered into with New FSV and, in the case of directors, to abstain from voting as a director for the approval of any such contract or transaction. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the OBCA. See also "Corporate Governance" in this Appendix "I".

New FSV Directors' and Officers' Liability Insurance

New FSV intends to carry a directors' and officers' liability insurance policy which will be designed to protect New FSV and its directors and officers against any legal action which may arise as a result of wrongful acts on the part of directors and/or officers of New FSV. Such policy will be written with a maximum limit and be subject to a corporate deductible on all claims.

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

To date, New FSV has not carried on any active business. No compensation has been paid by New FSV to its proposed executive officers or proposed directors and none will be paid by New FSV until after the Arrangement is completed. This compensation discussion and analysis describes and explains the executive compensation principles, policies and programs that New FSV expects to implement following completion of the Arrangement, including the compensation of its proposed "named executive officers", being: (i) its proposed Chief Executive Officer, D. Scott Patterson; (ii) its proposed Chief Financial Officer, Jeremy Rakusin; and (iii) the three proposed executive officers of New FSV or its subsidiaries that are expected to be most highly compensated other than the Chief Executive Officer and Chief Financial Officer (collectively, with the Chief Executive Officer and the Chief Financial Officer, the "New FSV NEOs"), being Jay S. Hennick, the proposed Founder and Chairman of New FSV, Charles M. Fallon, the Chief Executive Officer of FirstService Residential and Charles E. Chase, the Chief Executive Officer of FirstService Brands. Except as otherwise stated herein, such executive compensation is anticipated to be a continuation of the compensation to which such individuals are entitled in their current positions as officers of FirstService, FirstService Residential or FirstService Brands, as applicable. As at the date of this Circular, other than the New FSV MSA, there are no employment or similar contracts expected to be in place between New FSV and any of the proposed executive officers of New FSV and there are no provisions with New FSV for compensation for the proposed executive officers of New FSV in the event of termination of employment or a change in responsibilities following a change of control of New FSV. See "Executive Compensation – New FSV MSA" below.

Principal Elements of Compensation

The compensation to be paid to the New FSV NEOs in any year is expected to consist of three principal elements:

(a) base salary;

(b) an annual bonus incentive; and

(c)	a long-term incentive in the form of New FSV Stock Options granted under the New FSV Stock Option Plan (other than for Mr. Hennick, who is not entitled to participate in the New FSV Stock Option Plan).

New FSV believes that making a significant portion of the New FSV NEOs' compensation both variable and long-term supports New FSV's proposed executive compensation philosophy, as these forms of compensation primarily depend on performance. At the same time, New FSV is expected to emphasize stock option based compensation to allow those most accountable for New FSV's long-term success to acquire and hold shares of New FSV.

New FSV's process for determining executive compensation will involve New FSV Board discussions with input from senior management. There is no specific formula expected for determining the amount of each element, nor is there expected to be a formal approach applied for determining how one element of compensation fits into the overall compensation objectives in respect of New FSV's activities. Objectives and performance measures may vary from year to year as determined to be appropriate by the New FSV Board and/or New FSV's Chief Executive Officer, with input from the New FSV Compensation Committee.

The New FSV NEOs will be eligible to participate in the benefit plans that are available to substantially all of the other employees of New FSV. These benefit programs are anticipated to include supplementary medical insurance, dental insurance, life insurance, long-term disability and long-term care plans. New FSV is not expected to provide any additional perquisites or other benefits to the New FSV NEOs. Furthermore, New FSV will not provide any post-retirement benefits to any of the New FSV NEOs or employees of New FSV.

The key features of the anticipated three principal elements of compensation are described below.

Base Salary

Base salary will be intended to recognize the value of an individual to New FSV based on his or her role, skill, performance, contributions, leadership and potential. It will be critical in attracting and retaining executive talent in the markets in which New FSV will compete for talent. Base salaries for the New FSV NEOs will be reviewed annually (for the Chief Executive Officer, by the Executive Compensation Committee of New FSV (the "New FSV Compensation Committee") and the New FSV Board, and for the other executive officers of New FSV, by New FSV's Chief Executive Officer). For the Chairman, the base fee will be determined in accordance with the New FSV MSA and will be subject to increase annually in an amount in the discretion of the New FSV Board or the New FSV Compensation Committee, with any such annual increase to be, absent the consent of Jayset, not less than 5% of the base fee that applied as at the last day of the immediately preceding fiscal year. Under the New FSV MSA, New FSV will also pay to Jayset a further annual fee equal to 2% of the aggregate of the base fee and the annual bonus payment. See "Executive Compensation – New FSV MSA" below.

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Annual Bonus Incentive

New FSV is expected to have an annual performance bonus plan pursuant to which an annual cash performance bonus is awarded to New FSV management and employees based entirely on percentage growth in adjusted diluted earnings per share over the prior fiscal year. Annual performance bonuses will be paid as a percentage of base salary, which percentage will increase the larger the percentage growth in adjusted diluted earnings per share is for the fiscal year in question.

In determining the percentage growth, the impact on diluted earnings per share of any disposition of material investments or assets and any cost-containment charges will be excluded. This is expected to establish a direct link between executive compensation and New FSV's regular operating performance. For New FSV's Chairman, the formula to be used for determining the amount of the annual performance bonus will be established in the New FSV MSA (see "Executive Compensation – New FSV MSA" below) and, for fiscal 2015, the Chairman will be entitled to earn 7.5% of the aggregate base fee in fiscal 2015 as an annual bonus for that fiscal year for each 1% growth in adjusted diluted earnings per share in that fiscal year over the prior fiscal year (with amounts pro-rated to the exact percentage). The other New FSV NEOs will earn an annual performance bonus calculated on a basis similar to that of the Chairman, determined using percentages of salary below that used in determining the Chairman's annual bonus incentive.

The New FSV Compensation Committee will also have the ability recommend, and the New FSV Board may also approve, a non-annual discretionary bonus based on an individual or New FSV achieving certain designated objectives (other than adjusted diluted earnings per share) and for superior or exceptional performance in relation to such objectives.

Stock Option Awards

New FSV will provide long-term incentive to the New FSV NEOs in the form of New FSV Stock Options as part of its overall executive compensation strategy. For a description of the material terms of the New FSV Stock Option Plan, see "Options To Purchase Securities" in this Appendix "I" and "Other Arrangement Matters to be Acted Upon – New FSV Stock Option Plan" in this Circular. New FSV believes that stock option grants will serve New FSV's executive compensation philosophy in several ways. It will help attract, retain and motivate talent. It will align the interests of the New FSV NEOs with those of shareholders by linking a significant portion of the officer's total pay opportunity to share price. It will also provide long-term accountability for New FSV NEOs.

In determining the long-term incentive component of the New FSV NEOs' compensation, the New FSV Compensation Committee will consider, among other factors, the recommendations of New FSV's Chief Executive Officer, New FSV's performance and relative shareholder return, the level of dilution to shareholders, the value of similar incentive awards to executive officers at comparable companies and awards given to the New FSV NEOs in prior years.

New FSV MSA

In furtherance of the implementation of the Arrangement and the transactions related thereto, the Transitional Services and Separation Agreement will provide that FirstService, Jayset and Jay S. Hennick will agree to amend and restate the FirstService MSA such that, among other things:

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(a)	FirstService will continue to receive, on the terms and conditions set forth in the FirstService MSA as so amended and restated (which will then be referred to as the Colliers MSA), those various management and other services that are currently being provided by Jayset to FirstService in respect of the "Commercial Real Estate Services" division of FirstService; and

(b)	as a continuation of the existing rights and obligations under the FirstService MSA, FirstService, Jayset and Jay S. Hennick will enter into the New FSV MSA, pursuant to which FirstService will continue to receive, on the terms and conditions set forth in the New FSV MSA, those various management and other services that are currently being provided by Jayset to FirstService in respect of the "Residential Real Estate Services" and "Property Services" divisions of FirstService pursuant to the FirstService MSA.

As part of the Pre-Arrangement Transactions, FirstService will, among other things, transfer the New FSV MSA to FSV Holdco and, pursuant to the Arrangement, FSV Holdco will wind-up into New FSV. See "The Arrangement – Pre-Arrangement Transactions". As a result of the foregoing, the New FSV MSA will end up being a contract of New FSV and New FSV will receive the services and other benefits contained in, and will be subject to the obligations under, the New FSV MSA. See "The Arrangement – Treatment of Certain FirstService Employees and Benefit Plans – FirstService MSA" and "The Arrangement – Transitional Services and Separation Agreement" in this Circular and "Executive Compensation – Colliers MSA" in Appendix "H" of this Circular.

Mr. Hennick is the sole officer, director and shareholder of Jayset, the registered office of which is located at 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4. Under the terms of the New FSV MSA, Mr. Hennick will perform the services of Founder and Chairman of New FSV on behalf of Jayset. The amounts anticipated to be payable to Jayset pursuant to the New FSV MSA during the 2015 fiscal year is included in the information provided for Mr. Hennick in the Summary Compensation Table below under "– Summary Compensation Table". Jayset, in turn, may transfer such amounts to Mr. Hennick at such times as Mr. Hennick will determine. The New FSV MSA will have an initial term of one year, with successive one-year renewals at the option of Jayset. Jayset may voluntarily terminate the New FSV MSA upon six-months prior written notice to New FSV. New FSV may elect to discontinue the use of Jayset's services upon payment to Jayset of the following amounts: (a) 300% of the aggregate of: (i) the average base management fee and any other fees for the three years prior to the termination; and (ii) the average incentive fee for the three years prior to the termination; and (b) US$74,520.

In the event of a change of control of New FSV, a transfer of all or substantially all of the assets of New FSV to the shareholders of New FSV or if the New FSV MSA is not renewed at the end of the initial one-year term or any renewal term, then the New FSV MSA will be deemed to be terminated and the payments described in (a) and (b) in the preceding paragraph will be payable to Jayset.

The New FSV MSA will also contain a sale of control arrangement (the "New FSV Long Term Arrangement"). Under the New FSV Long Term Arrangement, New FSV will agree that it will make a payment to Jayset on (each of the following circumstances, an "Event"): (a) an arm's length sale of control of New FSV; or (b) a special dividend or other distribution to the shareholders of New FSV or in the event of a transaction the effect of which results in a transfer of assets of New FSV to the shareholders of New FSV (either of which, a "Partial Event"). The New FSV Long Term Arrangement will provide for Jayset to receive the following two payments. The first payment will be an amount equal to 5% of the product of: (i) the aggregate number of New FSV Subordinate Voting Shares and New FSV Multiple Voting Shares outstanding on a fully diluted basis at the time of the Event; and (ii) the per share consideration received or deemed to be received by the holders of New FSV Subordinate Voting Shares on or as a result of the applicable Event minus a base price of C$2.351 (which base price is subject to being finalized as at the Effective Date). The second and additional payment will be an amount equal to 5% of the product of: (i) the aggregate number of New FSV Subordinate Voting Shares and New FSV Multiple Voting Shares outstanding on a fully diluted basis at the time of the Event; and (ii) the per share consideration received or deemed to be received by the holders of New FSV Subordinate Voting Shares on or as a result of the applicable Event minus a base price of C$4.578 (which base price is subject to being finalized as at the Effective Date). See "The Arrangement – Treatment of Certain FirstService Employees and Benefit Plans – FirstService MSA".

Upon the occurrence of a Partial Event, each of base prices noted above will be adjusted by subtracting from each base price, respectively, an amount equal to the per share consideration received or to be received by the holders of the New FSV Subordinate Voting Shares on or as a result of such Partial Event; in no event will either base price be permitted to fall below zero. The base prices are also appropriately adjusted to reflect stock splits and consolidations.

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Compensation Risk

The New FSV Board and the New FSV Compensation Committee will consider the implications of the risks associated with New FSV's compensation policies and practices in the course of reviewing, recommending and approving the compensation packages for the executive officers of New FSV. In this regard, the New FSV Compensation Committee is expected to consider various pertinent and relevant elements where compensation and risk may be related in relation to the then current compensation policies and practices for executive officers of New FSV (such as pay philosophy, the mix of fixed versus variable compensation, the mix of short versus long term compensation, share ownership requirements and trading policies, reimbursement policies and the level of severance in any contractual arrangements). As described herein, the components of New FSV's executive compensation are expected to be fairly straightforward and include a base salary, a short-term incentive (annual bonus) and long-term incentive (stock options and, in the case of the Chairman, the New FSV Long Term Arrangement). Where any risks are identified, the New FSV Board and the New FSV Compensation Committee will be responsible for determining that processes and controls are in place to mitigate such risks and, overall, that such risks are not significant and not reasonably likely to have a material adverse effect on New FSV. The risks and uncertainties that are likely to have a material adverse effect on New FSV are disclosed in this Appendix "I" under "Risk Factors". No such risks relate to New FSV's anticipated compensation policies and practices.

Trading Policy

Following completion of the Arrangement, the New FSV Board intends to adopt a policy relating to the trading in securities of New FSV by directors, senior executives, employees and other insiders of New FSV and its subsidiaries (the "New FSV Trading Policy"). Among other things, the following are expected to be prohibited by the New FSV Trading Policy: (i) short sales of New FSV's securities; (ii) transactions in puts, calls or other derivative securities, on an exchange or in any other organized market; (iii) hedging or monetization transactions that allow an individual to continue to own the covered securities, but without the full risks and rewards of ownership; and (iv) the resale of securities of New FSV purchased in the open market prior to the expiration of three months from the purchase date. Consequently, the foregoing prohibitions in the expected New FSV Trading Policy will not permit a New FSV NEO or director to purchase financial instruments that are designed to hedge or offset a decrease in market value of New FSV's equity securities granted as compensation or held, directly or indirectly, by a New FSV NEO or director.

Executive Equity Ownership Policy

Following completion of the Arrangement, the New FSV Board intends to adopt an executive equity ownership policy (the "New FSV EEO Policy") requiring that the Chairman, the Chief Executive Officer and the Chief Financial Officer of New FSV (collectively, the "Designated Executives") to achieve and maintain, for the duration of their employment at New FSV, minimum ownership of shares of New FSV having a value as follows: for the Chairman, three times base salary/management fee and for all other Designated Executives, two times base salary. All Designated Executives will be permitted five years from the institution of the New FSV EEO Policy to achieve the required minimum ownership of shares. Any newly appointed, retained or promoted Designated Executives will be permitted five years from their appointment/retention/promotion date to achieve the required minimum ownership of shares. For the purposes of the New FSV EEO Policy, the base salary or management fee used will be fixed to such base salary or management fee in effect at the time the Designated Executive first becomes subject to the New FSV EEO Policy. Upon a Designated Executive achieving the minimum ownership of shares required under the New FSV EEO Policy, the Designated Executive will no longer be required to acquire further shares of New FSV, including as a result of any decrease in the market price of New FSV's shares. The minimum ownership of shares will not be required to continue following the cessation of a Designated Executive's employment with New FSV. Upon a Designated Executive achieving the minimum ownership of shares required under the New FSV EEO Policy, such Designated Executive will not be permitted to purchase financial instruments that are designed to hedge or offset the economic exposure of such Designated Executive's ownership in shares of New FSV such that the effective economic exposure is less than the required minimum ownership threshold under the New FSV EEO Policy. The New FSV Board will be permitted to grant exceptions to the New FSV EEO Policy where circumstances warrant, including, but not limited to, tax and estate planning considerations.

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Incentive Compensation Reimbursement Policy

In order to further align management's interests with the interests of New FSV shareholders and in support of good governance practices, following completion of the Arrangement, the New FSV Board also intends to adopt an incentive compensation reimbursement policy (the "New FSV ICR Policy"). Under the New FSV ICR Policy, New FSV will require reimbursement, in all appropriate cases, of any incentive compensation awarded to management of New FSV if, within one year of receiving such award: (a) the amount of the incentive compensation was calculated based upon the achievement of certain financial results of New FSV that were subsequently the subject of a financial restatement; (b) the financial statements are required to be restated as a result of, or partially as a result of, intentional errors, intentional omissions or fraud; and (c) the amount of the incentive compensation that would have been awarded had the financial results been properly reported would have been lower than the amount actually awarded. To do this, New FSV will be permitted to pursue various ways to recover by: (i) seeking repayment; (ii) reducing the amount that would otherwise be payable under another incentive compensation award; (iii) withholding future equity grants, incentive awards or salary increases; or (iv) take any combination of these actions.

Summary Compensation Table

The following table provides a summary of the significant elements of compensation anticipated to be paid to each of the New FSV NEOs following completion of the Arrangement:

Name and Principal Position of New FSV NEO	Twelve Months Ended Dec. 31	Salary (US$)	Option-Based Awards (US$) (1)	Non-Equity Incentive Plan Compensation		All Other Compensation (US$)	Total Compensation (US$) (8)
				Annual Incentive Plans (US$) (2)	Long-Term Incentive Plans (US$)
Jay S. Hennick(3) Founder and Chairman	2015	603,300	–	678,700	Nil	Nil	1,282,000
D. Scott Patterson(4) Chief Executive Officer	2015	516,500	–	503,600	Nil	Nil	1,020,100
Jeremy Rakusin(5) Chief Financial Officer	2015	224,200	–	134,500	Nil	Nil	358,700
Charles M. Fallon(6) CEO, FirstService Residential	2015	515,000	–	540,000	Nil	Nil	1,055,000
Charles E. Chase(7) CEO, FirstService Brands	2015	364,200	–	467,000	Nil	Nil	831,200

Notes:

(1)	The number of New FSV Stock Options, if any, to be granted to the New FSV NEOs will be determined following completion of the Arrangement.

(2)	Assuming completion of the Arrangement and that New FSV's adjusted diluted earnings per share for fiscal 2015 will be 15% greater than the same period in the prior year.

(3)	The compensation indicated for Mr. Hennick will be payable to Jayset pursuant to the New FSV MSA (see "Executive Compensation – New FSV MSA" above). Assuming completion of the Arrangement and based on an annual base fee of $603,300.

(4)	Assuming completion of the Arrangement and based on an annual salary of $516,500.

(5)	Assuming completion of the Arrangement and based on an annual salary of $224,200.

(6)	Assuming completion of the Arrangement and based on an annual salary of $515,000.

(7)	Assuming completion of the Arrangement and based on an annual salary of $364,200.

(8)	Not including option-based awards; see note 1 above. Other than Messrs. Fallon and Chase, all New FSV NEOs base salary and annual bonus incentive amounts will be paid in Canadian dollars (an exchange rate of US$1.00 = C$0.8127 has been used in the table above).

Termination or Change of Control Benefits

As noted under "Executive Compensation – New FSV MSA" above, New FSV will be able to elect to discontinue the use of Jayset's services pursuant to the New FSV MSA upon payment to Jayset of the amounts described in such section. Furthermore, the New FSV MSA will provide that in the event of a change of control of New FSV, a transfer of all or substantially all of the assets of New FSV to the shareholders of New FSV or if the New FSV MSA is not renewed at the end of the initial one-year term or any renewal term, then the New FSV MSA will be deemed to be terminated and the foregoing payments so described will be payable to Jayset. Under the New FSV Long Term Arrangement, New FSV will agree that it will make a payment to Jayset on the occurrence of an Event. See "Executive Compensation – New FSV MSA" above.

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Pursuant to the terms of the New FSV Stock Option Plan, where there is a take-over bid to acquire the outstanding shares or New FSV enters into an agreement providing for the sale of all or substantially all of the assets of New FSV such that, following completion of such sale, New FSV will cease to carry on, directly or indirectly, an active business, the New FSV Board may advise optionees (including any New FSV NEOs who are optionees at the time) that all options will expire (subject to certain limitations) on the date determined by the New FSV Board and each optionee will have the right to exercise their New FSV Stock Options in whole or in part, regardless of vesting. In addition, the New FSV Option Plan provides that New FSV shall have the right, in certain circumstances and in lieu of delivering New FSV Subordinate Voting Shares, to pay to an optionee the "in the money" amount of the New FSV Stock Options held by such optionee, at its election, in the event of a formal take-over bid for all of the shares of New FSV, a sale of all or substantially all of the assets of New FSV (under circumstances such that, following the completion of such sale, New FSV will cease to carry on an active business) or any merger, arrangement, amalgamation or other similar form of transaction involving New FSV under circumstances such that, following the completion of such transaction, there is a change in control of New FSV. See "Other Arrangement Matters to be Acted Upon – New FSV Stock Option Plan" in this Circular.

DIRECTOR COMPENSATION

New FSV has not established an annual retainer fee or attendance fee for its directors. However, New FSV may establish directors fees in the future and will reimburse directors for all reasonable expenses incurred in order to attend meetings. New FSV directors will be permitted to participate in the New FSV Stock Option Plan.

AUDIT COMMITTEE

The following disclosure is based on the present expectations of New FSV with respect to the formal establishment of an audit committee (the "New FSV Audit Committee") of the New FSV Board (without changes to the proposed composition) and the ratification and adoption of its mandate (without any material modifications) will occur following completion of the Arrangement. However, such disclosure remains subject to revision prior or subsequent to the Effective Date. See "Notice to Reader" in this Appendix "I". The proposed mandate of the New FSV Audit Committee is set out in Exhibit 1 to this Appendix "I".

New FSV Audit Committee

The New FSV Audit Committee will be appointed by, and assist, the New FSV Board in fulfilling its oversight responsibilities in the following principal areas: (i) accounting policies and practices; (ii) the financial reporting process; (iii) financial statements provided by New FSV to the public; (iv) risk management, including systems of internal accounting and financial controls; (v) appointing, overseeing and evaluating the work and independence of the external auditors; and (vi) compliance with applicable legal and regulatory requirements. The New FSV Audit Committee will have the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of New FSV, outside consultants, independent legal counsel and other advisors as it determines necessary to carry out its duties, without seeking approval of the New FSV Board or management. The New FSV Audit Committee will also have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and have direct access and authority to communicate directly with the external auditors, legal counsel and officers and employees of New FSV. The New FSV Audit Committee will meet at least four times annually, or more frequently as circumstances dictate.

The New FSV Audit Committee will review the annual and interim financial statements intended for circulation among shareholders and will report upon these to the New FSV Board prior to their approval by the full New FSV Board. The New FSV Audit Committee will also be responsible for the integrity of New FSV's internal accounting and control systems. The New FSV Audit Committee will communicate directly with New FSV's external auditors in order to discuss audit and related matters whenever appropriate. In addition, the New FSV Board will defer to the New FSV Audit Committee on other matters and questions relating to the financial position of New FSV and its affiliates. All reports that will be made to New FSV's ethics hotline will be reviewed by the Chair of the New FSV Audit Committee and then by the entire New FSV Audit Committee at its next meeting.

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The New FSV Audit Committee mandate will provide, and the general practice at New FSV will be, that the New FSV Audit Committee will review and approve all material transactions and contracts entered into by New FSV with any insider or related party of New FSV, other than director, officer or employee compensation which will be approved by the New FSV Compensation Committee. Otherwise, from time to time ad hoc committees of the New FSV Board may be appointed. In practice, and as is customary or appropriate, the New FSV Board may establish "special" or "independent" ad hoc committees of the New FSV Board as needed from time to time to review, pass upon or deal with material matters (including considering transactions and agreements in respect of which a director or executive officer has or may have a material interest), and the committee members of any such ad hoc committee will be selected and appointed based on their independence from management as well as their independence from the matter at hand which has required the establishment of such ad hoc committee.

The New FSV Board and the New FSV Audit Committee are expected to establish procedures (which procedures will be subject to monitoring by the New FSV Audit Committee) for the receipt, retention and treatment of complaints or concerns received by New FSV regarding accounting, internal accounting controls or auditing matters, including the anonymous submission by employees of concerns respecting accounting or auditing matters.

Composition of the New FSV Audit Committee

On the Effective Date, the New FSV Audit Committee is expected to consist of the following three members, all of whom are "independent" and "financially literate" as required by National Instrument 52-110 – Audit Committees ("NI 52-110"): Bernard I. Ghert (Chair), Frederick F. Reichheld and Michael Stein. The relevant education and experience of each of the proposed members of the New FSV Audit Committee is outlined below.

Bernard I. Ghert (Chair) – Mr. Ghert has a Masters degree in Business Administration (MBA). Mr. Ghert was previously President and Chief Executive Officer of the Cadillac Fairview Corporation Limited from 1981 to 1987 and President of Stelworth Investments Inc. from 1987 to 1992. Mr. Ghert has been a director of many organizations in the private and public sectors, including Cadillac Fairview, Stelworth, CT Financial and Canada Trust, Wellington Insurance and the Canada Deposit Insurance Corporation. Mr. Ghert has served as Director of the Managers of several Middlefield Funds, President of the Canadian Institute of Public Real Estate Companies and was a former member of the Advisory Board of the Office of the Superintendent of Financial Institutions. Mr. Ghert currently is Chairman of the Independent Review Committee of Middlefield Fund Management Limited, President of the B.I. Ghert Family Foundation, President of Coppi Holdings Ltd., a Director on Sinai Health System's Board and Past Chair of the Mount Sinai Hospital Board of Directors.

Frederick F. Reichheld – Mr. Reichheld has a Bachelor of Arts from Harvard College and a Masters degree in Business Administration (MBA) from Harvard Business School. Since 1977, Mr. Reichheld has been employed at Bain & Company, Inc., a global business consulting firm, and was elected to the partnership at Bain in 1982. Mr. Reichheld is the creator of the Net Promoter® system of management and founded Bain's Loyalty practice, which helps clients achieve superior results through improvements in customer, employee, partner and investor loyalty and has also served in a variety of other roles, including as a member of Bain & Company's Worldwide Management, Nominating, and Compensation Committees. In January 1999, he was elected by the firm to become the first Bain Fellow. Mr. Reichheld is a frequent speaker to major business forums and groups of CEOs and senior executives worldwide and has authored several books, including The Loyalty Effect: The Hidden Force Behind Growth, Profits, and Lasting Value (Harvard Business School Press, 1996), The Loyalty Rules!: How Today's Leaders Build Lasting Relationships (Harvard Business School Press 2003), The Ultimate Question (Harvard Business School Press, 2006) and The Ultimate Question 2.0 (Harvard Business School Press 2011).

Michael Stein – Mr. Stein is a graduate engineer and has a Masters degree in Business Administration (MBA) in finance and international business from Columbia University. Mr. Stein is the founder, Chairman and CEO of the MPI Group, a property development and investment group with a track record in incubating, investing in, and managing successful companies. Between 1978 and 1987, Mr. Stein held progressively senior positions with the Mortgage Insurance Company of Canada, ultimately holding the position of Executive Vice-President responsible for operations. Mr. Stein is a founder of CAPREIT, Canada's first TSX listed apartment REIT, where he continues to serve as chairman. He is a director of City Financial Investment Company Limited, a United Kingdom FCA regulated asset management company. He currently serves as a director of McEwen Mining Inc. (NYSE/TSX), chairman of Cliffside Capital Ltd. (TSX-V) and previously served as a director of Goldcorp Inc.

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Pre-Approval Policies and Procedures

The New FSV Audit Committee mandate provides that the New FSV Audit Committee must pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit and non-audit engagements. The New FSV Audit Committee may delegate the responsibility to pre-approve non-audit services to one of its members and any such delegated pre-approvals must be presented to the New FSV Audit Committee at its next scheduled meeting. The New FSV Audit Committee will delegate to the Chair of the New FSV Audit Committee, who is independent, the authority to act on behalf of the New FSV Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by the external auditors from time to time. Any approvals by the Chair will be reported to the full New FSV Audit Committee at its next meeting. The New FSV Audit Committee mandate further provides that the New FSV Audit Committee consider, assess and report to the New FSV Board with regard to the independence and performance of the external auditors. The New FSV Audit Committee is expected to adopt a pre-approval policy pursuant to which New FSV may not engage New FSV's external auditor to carry out certain non-audit services that are deemed inconsistent with the independence of auditors under U.S. and Canadian applicable laws. The New FSV Audit Committee will is also be responsible for reviewing hiring policies for current and former partners or employees of the external auditors.

CORPORATE GOVERNANCE

Unless otherwise indicated, the following disclosure is based on the present expectations of New FSV in respect of its corporate governance practices and that the formal establishment of committees of the New FSV Board described below (without changes to the proposed composition) and the ratification and adoption of their respective mandates (without any material modifications) will occur following completion of the Arrangement. However, such disclosure remains subject to revision prior or subsequent to the Effective Date. See "Notice to Reader" in this Appendix "I".

Statement of Corporate Governance Practices

The New FSV Board will consider good corporate governance practices to be an important factor in the overall success of New FSV. Under National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance Guidelines Practices (collectively, the "Corporate Governance Rules"), New FSV is required to disclose information relating to its corporate governance practices as set out below. New FSV is committed to adopting and adhering to corporate governance practices that either meet or exceed applicable corporate governance standards. New FSV believes that its corporate governance practices should be compared to the highest standards currently in force and applicable to it as well as to best market practices.

In addition, New FSV believes that director, officer and employee honesty and integrity are important factors in ensuring good corporate governance, which in turn improves corporate performance and benefits all shareholders. To that end, the New FSV Board is expected to adopt a Code of Ethics and Conduct, which code will apply to all directors, officers and employees of New FSV and its subsidiaries, and a Financial Management Code of Ethics and Conduct, which code will apply to officers, senior management and senior financial and accounting personnel of New FSV and its subsidiaries. The Code of Ethics and Conduct and the Financial Management Code of Ethics and Conduct will be substantially similar to those of FirstService, which can each be viewed on FirstService's website (www.firstservice.com). Any deviations from the Code of Ethics and Conduct will be required to be reported to an employee's supervisor and, if appropriate, New FSV's Chief Financial Officer and the New FSV Board. Any deviations from the Financial Management Code of Ethics and Conduct will be required to be reported to the Chief Executive Officer and/or the Chair of the New FSV Audit Committee. Furthermore, New FSV will maintain an ethics hotline and an ethics hotline policy in which any director, officer and employee of New FSV or its subsidiaries will have a responsibility to report any activity or suspected activity of which he or she may have knowledge relating to the integrity of New FSV's financial reporting or which otherwise might be considered sensitive in preserving New FSV's reputation. All reports made to the ethics hotline will be reviewed by the New FSV Audit Committee.

New FSV Board Composition

On the Effective Date, the New FSV Board will be comprised of six members, a majority of which will be comprised of independent directors. At such time, four of the six members of the New FSV Board (or 66.7%), being Brendan Calder, Bernard I. Ghert, Frederick F. Reichheld and Michael Stein, will be considered by the New FSV Board to be independent directors within the meaning of the Corporate Governance Rules as each will have "no direct or indirect material relationship" with New FSV. The other two New FSV Board members, Jay S. Hennick and D. Scott Patterson, will not be independent directors within the meaning of the Corporate Governance Rules as each will be a member of management of New FSV. In deciding whether a particular director is or is not an independent director, the New FSV Board is expected to examine the factual circumstances of each director and consider them in the context of many factors.

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In order to ensure that the New FSV Board successfully carries out its duties and responsibilities, the New FSV Board will appoint an independent lead director of the New FSV Board. The lead director's duties will include representing the independent New FSV directors in discussions with senior management on corporate governance issues and other matters, assisting in ensuring that the New FSV Board functions independently of its significant shareholder and performing such other duties and responsibilities as are delegated by the New FSV Board from time to time. Bernard I. Ghert is expected to be appointed as the independent lead director of the New FSV Board.

Following the Effective Date, the New FSV Board is expected to adopt a majority voting policy for the election of directors. For a description of such proposed policy, see "Directors and Executive Officers" in this Appendix "I".

In addition, following the Effective Date, the New FSV Board is expected to adopt a policy relating to a director's tenure and priorities. Under this proposed policy, upon a New FSV director reaching the age of 75, and on each anniversary thereafter for so long as such individual continues to serve as a director, such director must tender his or her written resignation from the New FSV Board to New FSV's Nominating and Corporate Governance Committee (the "New FSV Governance Committee"). The New FSV Governance Committee will, within 30 days, consider the resignation offer and will recommend to the New FSV Board whether or not to accept it. The New FSV Board will thereafter act on the New FSV Governance Committee's recommendation within 30 days. If a resignation is accepted, it will be effective either: (i) prior to the commencement of the next annual meeting of New FSV's shareholders at which directors are to be elected; or (ii) upon acceptance of such offer of resignation by the New FSV Board, as determined by the New FSV Board. The foregoing is expected to apply to all directors of New FSV on the Effective Date as well as to all future directors of New FSV, other than Bernard I. Ghert, who is expected to be exempted by the New FSV Board having regard to his age and his past service as a director and Chair of the Audit Committee of FirstService. In addition, it is expected that this policy will provide that upon initially becoming a director of New FSV, and at each annual New FSV Board meeting occurring immediately prior to the annual meeting of New FSV's shareholders at which directors are to be elected, each director will represent to the New FSV Board that membership on the New FSV Board and the carrying out of such director's New FSV Board and committee duties is one of such director's "top three" priorities and that such director's personal or professional circumstances do not adversely affect such director's ability to effectively serve as a director of New FSV.

It is expected that Mr. Hennick, who is not an independent director, will be appointed Chair of the New FSV Board and Mr. Ghert, an independent director, will be appointed as the independent lead director of the New FSV Board, thereby ensuring a separation of the roles of Chair and Chief Executive Officer (who will be D. Scott Patterson) as well as appropriate independence. As Chair of the Board, Mr. Hennick will provide leadership to directors in discharging their mandate, including by leading, managing and organizing the New FSV Board consistent with the approach to corporate governance adopted by the New FSV Board from time to time, promoting cohesiveness among the directors and being satisfied that the responsibilities of the New FSV Board and its committees are well understood by the directors. The Chair of the New FSV Board will be responsible for taking all reasonable measures to ensure that the New FSV Board fully executes its responsibilities. The New FSV Board will not have a written mandate, but rather will develop a formal position description for the Chair of the New FSV Board similar to that of the Chair of the Board of FirstService (the full text of which is attached as Exhibit A to FirstService's Management Information Circular dated May 16, 2006 which is available on SEDAR at www.sedar.com). The position description for the Chair of the New FSV Board will provide, among other things, that the Chair will: (i) ensure that all business required to come before the New FSV Board is brought before the New FSV Board such that the New FSV Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of New FSV; (ii) ensure the New FSV Board has the opportunity, at each regularly scheduled meeting, to meet separately without non-independent directors and management personnel present; and (iii) in conjunction with the relevant committee of the New FSV Board (and its Chair), review and assess the directors' meeting attendance records and the effectiveness and performance of the New FSV Board, its committees (and their Chairs) and individual directors.

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On the Effective Date, none of the directors of New FSV will be women. It is not expected that New FSV will adopt a written policy relating to the identification and nomination of women directors and or adopted a target regarding women on its board. While New FSV, through the New FSV Governance Committee, will consider the level of representation of women on its board in identifying and nominating candidates for election or re-election to the board, the primary emphasis has been placed on potential director nominee candidates who generally possess the necessary competencies, independence, expertise, skills, background and personal qualities, irrespective of gender, to represent the best interests of shareholders as a potential director of New FSV. The New FSV Governance Committee is expected to consider the level of representation of women on the New FSV Board in identifying and nominating candidates for election or re-election to the New FSV Board, in the context of other factors as outlined above, and may adjust the emphasis on these factors from time-to-time, though core values such as integrity, sound judgment, knowledge, skill, experience and diversity are expected to be fundamental to the selection and screening process to be followed.

New FSV Executive Composition

While New FSV is expected to consider the level of representation of women in executive officer positions when making executive officer appointments, it is not expected to adopt a target regarding women in executive officer positions, but rather to generally seek appropriate executive officer candidates who possess the necessary competencies, expertise skills, and fit with employees, clients, and other stakeholders, for the position to be filled, irrespective of gender. It is anticipated that approximately 16 (9%) of the executive officers of New FSV, including all of its major subsidiaries, will be women.

New FSV Board Equity Ownership Policy

Following the Effective Date, the New FSV Board is expected to approve a policy requiring that each director own at least US$100,000 worth of shares of New FSV (subject to adjustment for share reorganizations). It is expected that such shares will be required to be held at all times during the period that they are directors. Newly elected or appointed directors will be permitted two years within which to attain the minimum ownership amount.

New FSV Board and Committee Process

In addition to the New FSV Board being comprised of a majority of independent directors following the Effective Date, New FSV is expected to adopt a variety of structures to allow for the independence of the New FSV Board from New FSV management. Those structures are anticipated to include the practice of having the independent members of the New FSV Board or its committees meet as a group (with no members of New FSV management present) regularly at every New FSV Board meeting and committee meeting, and members of the New FSV Board and its committees having the opportunity to initiate discussions with senior New FSV management without the CEO present so that they may freely discuss any concerns they may have, and the ongoing monitoring of the relationship between the New FSV Board and its committees and New FSV management by the New FSV Governance Committee, which will be composed entirely of independent directors. It is expected that the New FSV Board and its committees will function independently of New FSV management.

New FSV's Chief Executive Officer will report formally to the New FSV Board, and, where appropriate, to its committees, as well as less formally through discussions with members of the New FSV Board and its committees, to advise the New FSV Board and its committees on a timely basis of courses of action that are being considered by New FSV management and are being followed. The New FSV Board will exercise its responsibility for oversight through the approval of all significant decisions and initiatives affecting New FSV. Following completion of the Arrangement, the New FSV Board is expected to develop a formal position description for its Chief Executive Officer, which position description is expected to provide that the Chief Executive Officer will have primary responsibility for the management of the business and affairs of New FSV. As such, the Chief Executive Officer will be expected to establish the strategic and operational orientation of New FSV and, in so doing, provide leadership and vision for the effective overall management, profitability, increase in shareholder value and growth of New FSV and for conformity with policies that may be agreed upon by the New FSV Board. New FSV's Chief Executive Officer will be directly accountable to the New FSV Board for all activities of New FSV. The New FSV Board is not expected to approve formal corporate objectives which the Chief Executive Officer will be responsible for achieving; however, the New FSV Board and the Chief Executive Officer will be expected to engage in regular dialogue regarding the performance of the senior New FSV management team, including the Chief Executive Officer, in achieving New FSV's strategic objectives as determined by New FSV management and the New FSV Board.

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New FSV management, working with the New FSV Board and the New FSV Governance Committee, are expected to provide an orientation program for new directors and a continuing education program for all directors to familiarize and update them with respect to New FSV and its businesses. It is anticipated that, prior to agreeing to join the New FSV Board, new directors will be given a clear indication of the workload and time commitment required. The Chair of the New FSV Board will ensure that the orientation program is carried out as directed by the New FSV Governance Committee. New directors to New FSV are expected to generally be executives with extensive business experience. Orientation for these individuals will be provided through a review of past New FSV Board materials and other private and public documents concerning New FSV and visits to certain of New FSV's businesses and offices. On a continuing basis, management of New FSV and its divisions will provide periodic presentations for the New FSV Board to ensure that directors are fully informed of New FSV operations, major business trends and industry practices, and directors will be free to contact the Chief Executive Officer, the Chief Financial Officer and other members of New FSV management at any time to discuss any aspect of New FSV's businesses.

The New FSV Board, either directly or through New FSV Board committees, will be responsible for overseeing the business and affairs of New FSV and for approving the overall direction of New FSV, in a manner which is in the best interests of New FSV and its shareholders. At least four regular meetings and, if required, strategy meetings of the New FSV Board are expected to be scheduled each year at which the directors will review in detail the financial statements, operating reports, forecasts, future prospects, budgets and reports from the committees of the New FSV Board and from New FSV management. The frequency of meetings as well as the nature of agenda items will change depending upon the state of New FSV's affairs and in light of opportunities or issues that New FSV may face. A meeting agenda is anticipated to be circulated in advance to all directors, meetings will be scheduled well in advance and a core agenda of items, together with a book of materials, will be circulated prior to each meeting.

During fiscal 2014, none of the proposed directors of New FSV will have served together as directors on the boards of other public companies or as trustees for other public entities other than FirstService. Please see "Directors and Executive Officers – Other Reporting Issuer Experience" in this Appendix "I" for the name of each reporting issuer's board (other than FirstService's) on which the proposed directors of New FSV are currently, or were during the past five years, members.

Proportionate Representation

Following the Effective Date, New FSV will be controlled by Jay S. Hennick. See "Principal Shareholders" in this Appendix "I". Four of the six proposed directors of New FSV, or 66.7% of the total number of proposed directors, will be independent directors and will be, therefore, free from any relationships with the significant shareholder. New FSV believes that the membership on the New FSV Board of these four proposed directors will fairly reflect the investment in New FSV by shareholders other than New FSV's significant shareholder.

New FSV Board Committees

The New FSV Board expects to establish three standing committees: the New FSV Audit Committee, the New FSV Compensation Committee and the New FSV Governance Committee. The anticipated roles of these committees are outlined below. Each committee will have a written mandate establishing the responsibilities of the committee, and each committee will review and assess its mandate at least annually and have the authority to retain special legal, accounting or other advisors. From time to time ad hoc committees of the New FSV Board may be appointed. As the New FSV Board will have plenary power, any responsibility which is not delegated to New FSV management or a New FSV Board committee will remain with the New FSV Board. The New FSV Board will not develop a formal position description for the Chair of any standing committee. However, the committee mandate for each standing committee will be sufficiently detailed and contain appropriate information to delineate the role and responsibilities of the applicable committee, and thereby the Chair of the applicable committee. The New FSV Board will delineate the role and responsibilities of the Chair of the New FSV Audit Committee, the New FSV Compensation Committee and the New FSV Governance Committee by tasking the Chair of the applicable committee with taking all reasonable measures to ensure that the applicable committee executes and fulfills its responsibilities under the applicable committee mandate and assumes each of the responsibilities specifically given to a Chair of a committee under the applicable committee mandate.

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New FSV Audit Committee

On the Effective Date, the New FSV Audit Committee is expected to consist of three members, Bernard I. Ghert (Chair), Frederick F. Reichheld and Michael Stein, all of whom are "independent" and "financially literate" as required by NI 52-110. For further information on the New FSV Audit Committee, see "Audit Committee" in this Appendix "I" and Exhibit 1 to this Appendix "I".

New FSV Compensation Committee

New FSV expects to establish the New FSV Compensation Committee, which will be comprised of three members, Brendan Calder (Chair), Bernard I. Ghert and Michael Stein, all of whom will be independent directors within the meaning of the Corporate Governance Rules. The New FSV Compensation Committee will, among other things, review and approve the compensation of the Chief Executive Officer and provides input to the Chief Executive Officer in terms of the compensation for the other executive officers of New FSV. The New FSV Compensation Committee is also expected to review the compensation of the directors of New FSV and any compensation programs applicable to senior management of New FSV, such as the New FSV Stock Option Plan. In the case of grants of options after the Effective Date under the New FSV Stock Option Plan, all proposed option grants will be submitted to New FSV Compensation Committee for review and a recommendation is made to the full New FSV Board. The New FSV Compensation Committee will have a written mandate establishing the responsibilities of the New FSV Compensation Committee.

New FSV Governance Committee

New FSV expects to establish the New FSV Governance Committee, which will be comprised of three members, Michael Stein (Chair), Brendan Calder and Frederick F. Reichheld, all of whom will be independent directors within the meaning of the Corporate Governance Rules. The New FSV Governance Committee will have a written mandate establishing the responsibilities of the New FSV Governance Committee. The New FSV Governance Committee will, among other things, be responsible for identifying and recommending to the New FSV Board appropriate director nominee candidates. In addition, the New FSV Governance Committee will be responsible for advising the New FSV Board with respect to the New FSV Board's composition, procedures and committees and developing, recommending and monitoring New FSV's corporate governance and other policies, assisting the New FSV Board and the committees in their annual review of their performance and their mandates, reviewing and making recommendations to the New FSV Board with respect to the compensation of directors, succession plans and undertaking such other initiatives that may be necessary or desirable to enable the New FSV Board to provide effective corporate governance. The New FSV Governance Committee is expected to conduct annual surveys of the New FSV Board's effectiveness and, every few years, a peer review of the individual members of the New FSV Board.

The New FSV Governance Committee will be mandated to assess at least annually the optimum New FSV Board size and beneficial skill sets and make recommendations to the New FSV Board on any changes. The number of proposed directors of New FSV on the Effective Date is six. New FSV considers that the ideal number of directors for New FSV is approximately six to nine. Following completion of the Arrangement, the New FSV Governance Committee and the New FSV Board will consider the matter of New FSV Board size and the skill sets of the New FSV directors, but they are expected to be of the view that the proposed directors of New FSV on the Effective Date will have the necessary breadth and diversity of experience and will be of an adequate size to provide for effective decision-making and staffing of New FSV Board committees.

The New FSV Governance Committee will is responsible for determining the appropriate criteria for selecting and assessing potential directors and selects candidates for nomination to the New FSV Board accordingly. At such time as it is determined that a new director is desirable, the New FSV Governance Committee is expected to engage in various activities to ensure an effective process for selecting candidates for nomination, including developing criteria for the selection of a new director, developing and maintaining a director skills matrix (identifying the desired competencies, independence, expertise, skills, background and personal qualities that are being sought in potential candidates), identifying and recommending individuals qualified and suitable to become directors, the Chair of the New FSV Board, the Chief Executive Officer and/or other directors will be expected meet with potential new candidates prior to nomination to discuss the time commitments and performance expectations of the position and formal approval would be sought and obtained from the New FSV Board in respect of candidates for nomination.

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Assessments of the New FSV Board

New FSV will establish appropriate practices for the regular evaluation of the effectiveness of the New FSV Board, its committees and its members.

Following the end of each fiscal, it is expected that an evaluation of the New FSV Board, as a whole, will be conducted by the Chair of the New FSV Governance Committee in which each New FSV Board member will be contacted by the Chair of the New FSV Governance Committee to complete a customized written questionnaire. Responses will be reviewed by the Chair of the New FSV Governance Committee with the New FSV Governance Committee, the Chair of the New FSV Board and the Chief Executive Officer and then reported to the full New FSV Board. The Chair of the New FSV Governance Committee will discuss the results with each of the directors, as appropriate, and engaged in a full and frank discussion on any and all issues which any New FSV Board member wishes to raise, including how the directors, both individually and collectively, could operate more effectively. At the conclusion of the evaluation, as necessary, matters requiring follow-up will be identified, actions plans will be developed and there will be ongoing monitoring by the Chair of the New FSV Governance Committee to ensure satisfactory results.

In addition, the Chair of the New FSV Governance Committee is expected to meet with the individual members of the New FSV Board on an ongoing basis to discuss the individual's contribution to the New FSV Board. A formal peer review of the individual members of the New FSV Board is expected to occur every few years. Whether a peer review is completed formally or informally, each director will be encouraged to view any feedback as constructive advice to enhance both their individual contribution and overall New FSV Board effectiveness.

Key Governance Documents

Following completion of the Arrangement, it is expected that many policies and practices will support the corporate framework at New FSV. The following documents will constitute key components of New FSV's corporate governance system and are expected to be made available by New FSV subsequent to completion of the Arrangement:

Code of Ethics and Conduct

Financial Management Code of Ethics and Conduct

Majority Voting Policy for the Election of Directors

Policy on Director's Tenure and Priorities

New FSV Board Equity Ownership Policy

Chair of the Board Position Description Chief Executive Officer Position Description New FSV Audit Committee Mandate New FSV Compensation Committee Mandate New FSV Governance Committee Mandate

GOVERNMENT REGULATION

FirstService Residential operates in segments subject to regulation by the U.S., individual states, and Canadian provinces in which we operate. In many regions, laws require that property managers must be licensed, which involves certain examinations and continuing education. In addition, residential real estate sales and leasing operations are subject to regulation as a real estate brokerage by the various states and provinces in which we operate.

FirstService Brands franchise businesses are subject to U.S. Federal Trade Commission regulations and state and Canadian provincial laws that regulate the offering and sale of franchises. In all jurisdictions, we endeavor to have our franchises meet or exceed regulatory standards, including in the 40 states, in all Canadian provinces and in several other countries around the world in which we are authorized to sell franchises.

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RISK FACTORS

If any event arising from the risk factors set forth below or described under the heading "Risk Factors" in this Circular occurs, New FSV's business, prospects, financial condition, results of operation or cash flows and, in some cases, its reputation could be materially adversely affected. See "Risk Factors" in this Circular and the risk factors set out below and in the Management's Discussion and Analysis in Appendix "K" to this Circular.

Risks Relating to the Arrangement

Following the Arrangement, New FSV may need to obtain financing on a stand-alone basis

Following the Arrangement, New FSV may need to raise financing on a stand-alone basis without reference to Colliers.

Following the Arrangement, New FSV may not be able to secure adequate debt or equity financing on desirable terms or at all. Financing on a stand-alone basis may affect the interest rate charged on financings, as well as the amounts of indebtedness, types of financing structures and debt markets that may be available to New FSV following the Arrangement. New FSV may not be able to raise the capital it requires on desirable terms following the Arrangement.

Following the Arrangement, New FSV may be unable to make the changes necessary to operate as an independent entity and may incur greater costs

Following the Arrangement, the separation of New FSV from the other businesses of FirstService may materially adversely affect New FSV. New FSV may not be able to implement successfully the changes necessary to operate independently. New FSV may incur additional costs relating to operating independently that could materially affect its cash flow and results of operations. New FSV may require Colliers to provide New FSV with certain services and facilities on a transitional basis. New FSV may, as a result, be dependent on such services and facilities until it is able to provide or obtain its own.

The historical financial information of the New FSV Assets may not be representative of the results of New FSV as an independent entity, and, therefore, may not be reliable as an indicator of its historical or future results

The New FSV Assets are currently integrated within the business units of FirstService; consequently the financial information relating to New FSV included in this Circular has been derived from the consolidated financial statements and accounting records of FirstService and reflect certain assumptions and allocations. The financial position, results of operations and cash flows of the New FSV Assets could differ from those that would have resulted had New FSV operated autonomously or as an entity independent of FirstService.

There does not exist a separate operating history of New FSV as a stand-alone entity

Upon the Arrangement becoming effective, New FSV is expected to become an independent public company. The operating history of FirstService in respect of the New FSV Assets cannot be regarded as the operating history of New FSV. The ability of New FSV to raise capital, satisfy its obligations and provide a return to its shareholders will be dependent upon its future performance. It will not be able to rely on the capital resources and cash flows of Colliers.

Risks relating to New FSV's Business

Economic conditions, especially as they relate to credit conditions and consumer spending

During periods of economic slowdown or contraction, the business of New FSV is impacted directly. Consumer spending directly impacts New FSV's Property Services operations businesses because as consumers spend less on property services, New FSV's revenues decline. In addition, these factors could also negatively impact the timing or the ultimate collection of accounts receivable, which would negatively impact operating revenues, profitability and cash flow.

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Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions

New FSV provides various services at residential properties in its Property Services and Residential Real Estate Services operations. Property values are directly correlated with demand for New FSV's services, including painting, closet installation, general maintenance, collections and resale processing.

Extreme weather conditions impact demand for New FSV's services and New FSV's ability to perform those services

Natural disasters, such as hurricanes, can have a direct impact on New FSV's Property Services and Residential Real Estate Services operations. These events damage property, which require various services that New FSV's companies offer, such as restoration and large-scale landscaping. They may also harm New FSV's employees, facilities and franchisees, resulting in an inability to serve clients and generate revenues.

Economic deterioration impacts New FSV's ability to recover goodwill and other intangible assets

Expectations of future earnings drive the recoverability of goodwill and other intangible assets, which are tested, at least, on an annual basis. A future deterioration of operating performance may necessitate non-cash impairment charges.

Ability to generate cash from New FSV's businesses to fund future acquisitions and meet New FSV's debt obligations

New FSV relies on its businesses to generate the necessary cash to service its financial obligations. Assuming that the Arrangement was effective on December 31, 2014 (and as reflected in the unaudited pro forma financial statements in relation to New FSV set out in Appendix "L" to this Circular), New FSV had $239.4 million of debt outstanding ($172.6 million net of cash) that will be required to be refinanced or repaid over the next 10 years and had $63.4 million of available undrawn credit. In the event of a decline in performance in some of New FSV's businesses, surplus cash may not be available to be remitted which may result in the inability to meet a debt repayment.

An important component of New FSV's growth strategy is strategic and selective acquisitions, which New FSV tends to complete with cash. Although New FSV will have a revolving credit facility available to it as noted in this Appendix "I", New FSV will also rely on surplus cash on hand to fund acquisitions. If cash on hand is not available and the credit facility is fully utilized, then future acquisitions may not be possible.

The effects of changes in foreign exchange rates in relation to the U.S. dollar on New FSV's Canadian dollar denominated revenues and expenses

New FSV will generate approximately 8% of its revenues outside of the United States. Consequently, New FSV's consolidated results are impacted directly by fluctuations in the relative strength of the U.S. dollar versus the Canadian dollar. In the future, New FSV expects to acquire additional international operations. As a consequence, the impact of foreign currency exchange rate fluctuations may increase.

Competition in the markets served by New FSV

New FSV operates in highly competitive markets. Changes in the source and intensity of competition in the markets served by New FSV impacts the demand for its services and may result in additional pricing pressures. The relatively low capital cost of entry to certain of New FSV's businesses has led to strong competitive markets, including regional and local owner-operated companies. Regional and local competitors operating in a limited geographic area may have lower labour, benefits and overhead costs. The principal methods of competition in New FSV's businesses include name recognition, quality and speed of service, pricing, customer satisfaction and reputation. No assurance can be given that New FSV will be able to compete successfully against current or future competitors and that the competitive pressures that New FSV faces will not result in reduced market share or negatively impact New FSV's financial performance.

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Labour shortages or increases in wage and benefit costs

As a services company, New FSV's primary asset is the human capital that comprises its workforce. In particular, New FSV relies on property managers, franchisees and other skilled staff to generate revenues. A shortage, or increase in wage and benefit costs, of this human capital could reduce New FSV's revenues and profitability.

The effects of changes in interest rates on New FSV's cost of borrowing

Assuming that the Arrangement was effective on December 31, 2014 (and as reflected in the unaudited pro forma financial statements in relation to New FSV set out in Appendix "L" to this Circular), New FSV had $86.6 million of debt at variable interest rates. As a result, changes in base rates such as LIBOR affect New FSV's interest expense as these base rates fluctuate. On New FSV's fixed rate debt, New FSV may from time-to-time enter into fixed-for-floating interest rate swaps, where advantageous, to convert the fixed interest payments to floating. These swaps are intended to manage interest rate sensitivity and reduce overall interest costs.

Continued compliance with the financial covenants under New FSV's debt agreements, or New FSV's ability to negotiate a waiver of certain covenants with its lenders

A prolonged decline in New FSV's earnings performance could result in non-compliance with one or more financial covenants in its debt agreements for its credit facility and senior notes. While New FSV is expected to maintain good relationships with its lenders, a poor economic climate may test New FSV's relationships, especially if a covenant in a debt agreement is breached. If New FSV fails to meet its payment or other obligations under its debt agreements, the lenders will be entitled to demand immediate repayment of all amounts owing and thereafter, if unpaid, exercise their secured creditor rights.

Unexpected increases in operating costs, such as insurance, workers' compensation, health care and fuel prices

As a services company, the costs of providing services to New FSV's customers can fluctuate. Certain operating costs, such as fuel prices, are based on market rates which New FSV cannot control and, absent an offsetting price increase in New FSV's services, have a direct impact on New FSV's operating margins.

Changes in the frequency or severity of insurance incidents relative to New FSV's historical experience

Adverse changes in claims experience could increase New FSV's insurance costs and/or increase the risk of being unable to renew insurance coverage at its operations. In each of New FSV's operating segments, New FSV effectively self-insures certain risks, with a layer of third-party insurance for catastrophic claims. An increase in the frequency or severity of claims in these areas could materially affect New FSV's financial position and results of operations. There can be no assurance that New FSV will be able to obtain insurance coverage on favourable economic terms in the future.

New FSV's ability to make acquisitions at reasonable prices and successfully integrate acquired operations

As an acquisitive organization, New FSV will actively pursue acquisitions to expand its footprint and services offerings as well as supplement existing businesses. Not only does New FSV's acquisition strategy depend on the continued availability of suitable targets, it also depends on the ability to negotiate favourable acquisition terms and conditions. Another risk with acquisitions is the ability to integrate the acquired business into an existing service line.

Declaration of dividends on New FSV Shares

Future dividends, if any, on the New FSV Shares will depend on New FSV's results of operations, financial condition, capital requirements, general business conditions and other factors that the New FSV Board may deem relevant. Additionally, it is expected that under New FSV's credit facility, New FSV will not be permitted to pay dividends, whether in cash or in specie, in the circumstances of an event of default thereunder occurring and continuing or an event of default occurring as a consequence thereof.

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Risks arising from any regulatory review and litigation

While New FSV is not currently aware of any formal regulatory reviews or investigations, the commencement of any such reviews or investigations may result in the diversion of significant management attention and resources and, if securities or other regulators determine that a violation of securities or other laws may have occurred, or has occurred, New FSV or its officers and directors may receive notices regarding potential enforcement action or prosecution and could be subject to civil or criminal penalties or other remedies. For example, New FSV or its officers and directors could be required to pay substantial damages, fines or other penalties, the regulators could seek an injunction against New FSV or seek to ban an officer or director of New FSV from acting as such, any of which actions would have a material adverse effect on New FSV.

New FSV may be adversely affected by certain terms of the Transitional Services and Separation Agreement

Pursuant to the Transitional Services and Separation Agreement, each of New FSV and Colliers have agreed to cooperate fully with the other and its counsel in the investigation, prosecution, defense and resolution of the Joint Litigation. The possible impacts and effects of such agreement are uncertain. The obligation of New FSV to cooperate fully with Colliers and its counsel in respect of the Joint Litigation and that, subject to certain exceptions contained within the Transitional Services and Separation Agreement, Colliers shall have exclusive authority and control over the investigation, prosecution, defense and appeal of all Joint Litigation, may have an adverse effect on New FSV. The outcome of any of the Joint Litigation cannot be predicted and may materially impact New FSV's financial condition or results of operations. In addition, the existence of such agreement and the obligations of New FSV thereunder may have an effect on the manner in which New FSV determines to conduct its business or operations until such time that all of the Joint Litigation is resolved.

Intellectual property and other proprietary rights that are material to New FSV's business

New FSV's ability to compete effectively depends in part on its rights to service marks, trademarks, trade names and other intellectual property rights it will own or license. New FSV has not sought to register every one of its marks in every country in which they are used. Furthermore, because of the differences in foreign trademark, patent and other intellectual property or proprietary rights laws, New FSV may not receive the same protection in other countries as it would in Canada or the United States. If New FSV is unable to protect its proprietary information and brand names, New FSV could suffer a material adverse effect on its business, financial condition or results of operations. Litigation may be necessary to enforce New FSV's intellectual property rights and protect its proprietary information, or to defend against claims by third parties that New FSV's products or services infringe their intellectual property rights. Any litigation or claims brought by or against New FSV could result in substantial costs and diversion of New FSV's resources. A successful claim of trademark, patent or other intellectual property infringement against New FSV, or any other successful challenge to the use of New FSV's intellectual property, could subject New FSV to damages or prevent New FSV from providing certain services under its recognized brand names, which could have a material adverse effect on New FSV's business, financial condition or results of operations.

Disruptions or security failures in New FSV's information technology systems

New FSV's information technology systems facilitate its ability to monitor, operate and control its operations. While New FSV has disaster recovery plans in place, any disruption in these plans or the failure of New FSV's information technology systems to operate as expected could, depending on the magnitude of the problem, adversely affect New FSV's operating results by limiting, among other things, New FSV's capacity to monitor, operate and control its operations effectively. In addition, because New FSV's systems contain information about individuals and businesses, New FSV's failure to maintain the security of the data it holds, whether the result of its own error or the malfeasance or errors of others, could harm New FSV's reputation or give rise to legal liabilities relating to violations of privacy laws or otherwise, which may lead to lower revenues, increased costs and other material adverse effects on New FSV's results of operations.

New FSV Multiple Voting Shares and a change of control

The existence of the New FSV Multiple Voting Shares results in various impediments on the ability or desire of a third party to acquire control of New FSV. This may discourage, delay or prevent a change of control of New FSV or an acquisition of New FSV at a price that shareholders may find attractive. The existence of the New FSV Multiple Voting Shares also may discourage proxy contests and make it difficult or impossible for holders of New FSV Subordinate Voting Shares to elect directors and take other corporate actions.

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Blank cheque preference shares

New FSV has the right to issue so-called "blank cheque" preference shares which may affect the voting and liquidation rights of holders of New FSV Shares. The New FSV Board will be authorized, without any further shareholder approval, to issue one or more additional series of preference shares in an unlimited number and to set the rights, privileges, restrictions and conditions attached thereto.

Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on New FSV's business

Political events and situations can have an effect on New FSV because of New FSV's North American operations. Events could occur that may hamper New FSV's ability to manage operations, extract cash and implement New FSV policies in certain regions.

Changes in government policies at the federal, state/provincial or local level that may adversely impact New FSV's businesses

As a North American company, changes in laws and regulation at the different jurisdictional levels can have a direct effect on New FSV's operations. It is difficult to predict the future impact of any changes in the legislative and regulatory requirements affecting New FSV's businesses. The laws and regulations applicable to New FSV's businesses will likely change in the future and affect its operations and financial performance. In addition, if New FSV was to fail to comply with any applicable law or regulation, New FSV could be subject to substantial fines or damages, be involved in litigation, suffer losses to its reputation and suffer the loss of licenses or penalties that may affect how New FSV's business is operated, which, in turn, would have a material adverse effect on its business, financial condition and results of operations.

CORPORATE STRUCTURE

New FSV was incorporated on October 6, 2014 under the OBCA as New FSV Corporation for the purposes of effecting the Arrangement. Pursuant to the Arrangement, FSV Holdco will wind-up into New FSV Corporation and New FSV Corporation will change its name to "FirstService Corporation". See "The Arrangement – Plan of Arrangement" of this Circular. New FSV's registered and head office will be located at 1140 Bay Street, Suite 4000, Toronto, Ontario, Canada M5S 2B4.

FSV Holdco was formed under the Business Corporations Act (British Columbia) in order to facilitate the Arrangement. FSV Holdco will, prior to winding-up and dissolving into New FSV Corporation pursuant to the Arrangement, acquire the New FSV Assets as part of the Pre-Arrangement Transactions.

As of the date hereof, New FSV Corporation has not carried on any active business and has not issued any shares.

Intercorporate Relationships

It is presently anticipated that, as of the Effective Date, New FSV will have the following principal subsidiaries which will have total assets that exceed 10% of the New FSV Assets or revenues which exceed 10% of the total consolidated revenues attributable to the New FSV Assets as at and for the year ended December 31, 2014.

-I48-

Name of Subsidiary	Percentage of Voting Securities Owned(1)	Jurisdiction of Incorporation, Continuance Formation or Organization
American Pool Enterprises, Inc.	96.4%	Delaware
FirstService International Holdings s.a.r.l.	100.0%	Luxembourg
FirstService Residential, Inc.	97.6%	Delaware
FirstService Residential Florida, Inc.	97.6%	Florida
FirstService Residential Management Canada Inc.	100.0%	Ontario
FirstService (USA), Inc.	100.0%	Delaware
FS Brands, Inc.	95.7%	Delaware

Note:

(1)	Assumes completion of the Arrangement and includes indirect ownership.

The voting securities of the above noted subsidiaries not controlled by New FSV are those owned by operating management of each respective subsidiary. The above table does not include all of the anticipated subsidiaries of New FSV. The assets and revenues of all of the unnamed subsidiaries of New FSV that are presently anticipated to exist as of the Effective Date did not exceed 20% of the New FSV Assets or total consolidated revenues attributable to the New FSV Assets as at and for the year ended December 31, 2014.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of New FSV, or any of their associates, to New FSV, nor is any indebtedness of any of such persons to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by New FSV.

PROMOTER

Under applicable Canadian securities laws, FirstService may be considered a promoter of New FSV in that it took the initiative in founding New FSV for the purpose of implementing the Arrangement. See "The Arrangement" in this Circular and "General Development of the Business – The Arrangement" in this Appendix "I" for a description of the Arrangement and the nature, amount and costs of the New FSV Assets.

As of the date hereof, and subsequent to the completion of the Arrangement, FirstService does not and will not beneficially own, control or direct, directly or indirectly, any New FSV Shares.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings to which FirstService or New FSV is a party to, or in respect of which, any of the New FSV Assets are the subject of, which is or will be material to New FSV, and New FSV is not aware of any such legal proceedings that are contemplated.

Since incorporation, there have not been any penalties or sanctions imposed against New FSV by a court relating to provincial and territorial securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against New FSV, and New FSV has not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as described elsewhere in this Circular, none of the proposed directors or executive officers of New FSV, or any person or company that is expected to beneficially own, or control or direct more than 10% of any class or series of shares of New FSV, or any associate or affiliate of any of the foregoing persons, has or has had any material interest in any past transaction within the three years before the date of this Circular, or any proposed transaction, that has materially affected or would materially affect New FSV or any of its expected subsidiaries.

-I49-

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Chartered Accountants and Licensed Public Accountants, are New FSV's auditors and such firm has prepared opinions with respect to the financial statements for New FSV Corporation for the period ended December 31, 2014 and the New FSV carve-out combined financial statements for the fiscal years ended December 31, 2014, 2013 and 2012. PricewaterhouseCoopers LLP has advised that they are independent with respect to New FSV within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and the rules of the SEC.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

The auditors of New FSV are PricewaterhouseCoopers LLP, Chartered Accountants and Licensed Public Accountants, PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2.

The transfer agent and registrar of the New FSV Subordinate Voting Shares is TMX Equity Transfer Services at its principal offices in Toronto, Ontario, Canada.

The transfer agent and registrar of the New FSV Multiple Voting Shares is New FSV at is registered office in Toronto, Ontario, Canada.

MATERIAL CONTRACTS

Following the completion of the Arrangement, the following will be the material contracts of New FSV, other than contracts entered into in the ordinary course of business:

(a)	the Arrangement Agreement. See "The Arrangement – Arrangement Agreement" in this Circular for particulars of the Arrangement Agreement;

(b)	the Transitional Services and Separation Agreement. See "The Arrangement – Transitional Services and Separation Agreement" in this Circular for particulars of the Transitional Services and Separation Agreement;

(c)	the New FSV Credit Facility. See "Pro Forma Consolidated Capitalization – Credit Facility" in this Appendix "I"; and

(d)	the New FSV Note Agreement. See "Pro Forma Consolidated Capitalization – Senior Notes" in this Appendix "I".

Copies of the above material contracts will be available following the completion of the Arrangement on New FSV's SEDAR profile at www.sedar.com.

-I50-

EXHIBIT 1

AUDIT COMMITTEE MANDATE

Purpose
The Audit Committee (the "Committee") is appointed by and shall assist the Board of Directors (the "Board") of FirstService Corporation (the "Company") in fulfilling its oversight responsibilities in the following principal areas: (i) accounting policies and practices, (ii) the financial reporting process, (iii) financial statements provided by the Company to the public, (iv) risk management including systems of accounting and financial controls, (v) appointing, overseeing and evaluating the work and independence of the external auditors, and (vi) compliance with applicable legal and regulatory requirements. In addition to the responsibilities specifically enumerated in this Mandate, the Board may refer to the Committee such matters and questions relating to the financial position and operations of the Company and its subsidiaries as the Board may from time to time see fit.

Membership
The Committee shall consist of at least three directors appointed annually by the Board and selected based upon the following, in accordance with applicable laws, rules and regulations:

Independence. Each member shall be independent in accordance with applicable legal and regulatory requirements and in such regard shall have no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgment.

Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Commitment. In addition to being a member of the Committee, if a member is also on the audit committee or board of directors of other public companies or organizations, the Board shall determine that such simultaneous service does not impair the ability of such member to serve effectively on the Committee.

Chair and Secretary

The Chair of the Committee shall be selected by the Board. If the Chair is not present, the members of the Committee may designate a Chair for the meeting by majority vote of the members present. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the other Committee members who are present.

Meetings
The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Chair of the Committee, in consultation with management when necessary, provided that there shall be a minimum of four meetings per year. The Committee shall have sufficient notice in order to prepare for each meeting. Notice of each meeting shall also be given to the external auditors of the Company, and meetings shall be convened whenever requested by the external auditors or any member of the Committee in accordance with applicable law.

Meeting Agendas

Agendas for meetings of the Committee shall be developed by the Chair of the Committee in consultation with management and the corporate secretary, and shall be circulated to the Committee members prior to any meetings.

Resources and Authority

The Committee shall have the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors as it determines necessary to carry out its duties, without seeking approval of the Board or management.

-I51-

The Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access and authority to communicate directly with the external auditors, legal counsel and officers and employees of the Company.

The members of the Committee have the right, for the purpose of performing their duties, to inspect the books and records of the Company and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external auditors of the Company.

Responsibilities
The Company's management is responsible for preparing the Company's financial statements while the external auditors are responsible for auditing those financial statements. The Committee is responsible for overseeing the conduct of those activities by the Company's management and external auditors, and overseeing the activities of any internal audit initiatives. The Company's external auditors are accountable to the Committee as representatives of the Company's shareholders.

It is recognized that members of the Committee are not full-time employees of the Company and do not represent themselves to be accountants or auditors by profession or experts in the fields of accounting or auditing or the preparation of financial statements. It is not the duty or responsibility of the Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures. Each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from whom it receives information, and (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary.

The specific responsibilities of the Committee are as follows:

In consultation with the external auditors and management, review the integrity of the Company's financial reporting process, both internal and external, and any major issues as to the adequacy of the internal controls and any special audit procedures adopted in light of any material control deficiencies; Review all material transactions and contracts entered into by the Company with any insider or related party of the Company, other than director, officer or employee compensation which is approved by the Company's Compensation Committee; Review with management and the external auditors the Company's annual audited consolidated financial statements and discuss with the external auditors all matters required to be discussed by generally accepted auditing standards (GAAS) in Canada and the Public Company Accounting Oversight Board (United States). This would include reviewing the annual audit committee report prepared by the external auditors describing: (i) all critical accounting policies used by the Company, (ii) any material alternative accounting treatments within generally accepted accounting principles (GAAP) that have been discussed with management of the Company, including the ramifications of the use of such alternative treatments and disclosures, and (iii) any other material written communications between the external auditors and management; Following completion of the annual audit, review with management and the external auditors any significant issues, concerns or difficulties encountered and resolve any disagreements between management and the external auditors; Review the interim quarterly and annual financial statements and annual and interim press releases prior to the release of earnings information, including any earnings guidance provided to analysts; Review and be satisfied that adequate procedures are in place for the review of the public disclosure of financial information by the Company extracted or derived from the Company's financial statements, other than as referred to in the foregoing item, and periodically assess the adequacy of those procedures; and Meet separately with management and with the external auditors, including at the time of the annual audit plan review with management and the external auditors.

External Auditors

The Committee shall require the external auditor to report directly to it and is responsible for the selection, nomination, compensation, retention, termination and oversight of the work of the external auditors engaged for the purpose of issuing an auditor's report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders; Pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit and non-audit engagements, and in such regard the Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Committee will retain the external auditors. The Committee may delegate the responsibility to pre-approve non-audit services to one of its members and any such delegated pre-approvals shall be presented to the Committee at its next scheduled meeting ; Review and approve the Company's policies for the hiring of partners and employees and former partners and employees of the external auditing firm; Consider, assess and report to the Board with regard to the independence and performance of the external auditors; and Request and review annually a report by the external auditors regarding the auditing firm's internal quality-control procedures, any material issues raised by the most recent internal quality-control review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the past five years.

-I52-

Internal Controls and Risk Management

Oversee management's design, implementation and evaluation of the Company's internal controls over financial reporting, including compliance with the requirements of the Sarbanes-Oxley Act of 2002. Receive and review reports from management and the external auditors with regard to the reliability and effective operation of the Company's accounting systems and internal controls; Discuss with management the Company's approach to risk assessment and management, controls over fraud and assessment of the need for internal auditing; Establish policies and procedures for the confidential, anonymous submission by employees of the Company of any concerns regarding questionable accounting or other acts and for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters.

Legal and Regulatory Requirements

Receive and review timely analysis by management of significant issues relating to public disclosure and reporting, including, prior to finalization, the Management's Discussion and Analysis and Annual Information Form; Prepare the report of the Committee required to be included with the Company's periodic filings; and Assist the Board in the oversight of compliance with legal and regulatory matters.

Additional Responsibilities

Report regularly to the Board, including on matters such as the quality and integrity of the Company's financial statements, compliance with legal and regulatory requirements, the results of any internal audit initiatives, including evaluation of internal controls over financial reporting for purposes of compliance with the Sarbanes-Oxley Act of 2002, and the performance and independence of the external auditors; and Reassess annually the adequacy of the Committee's Mandate and prepare and review with the Board an annual performance evaluation of the Committee.

-I53-

APPENDIX "J"

FINANCIAL STATEMENTS OF NEW FSV CORPORATION

NEW FSV CORPORATION

FINANCIAL STATEMENTS

Period ended

December 31, 2014

-J1-

MANAGEMENT'S REPORT

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying financial statements of New FSV Corporation (the "Company"), a subsidiary of FirstService Corporation ("FirstService"), are the responsibility of FirstService's Management ("Management") and have been approved by the Board of Directors of FirstService.

The financial statements have been prepared by Management in accordance with accounting principles generally accepted in the United States of America using the best estimates and judgments of Management, where appropriate.

The Board of Directors of FirstService has an Audit Committee consisting of three independent directors. The Audit Committee meets regularly to review with Management and the independent auditors any significant accounting, internal control, auditing and financial reporting matters.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has been appointed to audit the financial statements of the Company which are included herein.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of its effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2014, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2014, has been audited by PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm as stated in their report which appears herein.

/s/ Jay S. Hennick Chief Executive Officer FirstService Corporation	/s/ John B. Friedrichsen Chief Financial Officer FirstService Corporation

March 16, 2015

-J2-

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of FirstService Corporation

We have audited the balance sheet of New FSV Corporation (the "Company") as at December 31, 2014 and the statements of earnings and retained earnings for the period from the date of incorporation, October 6, 2014, to December 31, 2014. We also have audited the Company's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the company's internal control over financial reporting based on our integrated audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2014 and the results of its operations for the period from the date of incorporation, October 6, 2014 to December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

March 16, 2015

-J3-

NEW FSV CORPORATION
STATEMENT OF EARNINGS
(in thousands of US dollars)
Period from incorporation on October 6, 2014 to December 31, 2014

Revenues	$-

Expenses	-

Net earnings before income tax	-
Income tax expense	-

Net earnings	$-

STATEMENT OF RETAINED EARNINGS
(in thousands of US dollars)
Period from incorporation on October 6, 2014 to December 31, 2014

Retained earnings, Beginning of period	$-

Retained earnings, End of period	$-

BALANCE SHEET
(in thousands of US dollars)
December 31, 2014

Assets	$-
Liabilities and Shareholder's Equity	$-

The accompanying notes are an integral part of these financial statements.

-J4-

NEW FSV CORPORATION

NOTES FINANCIAL STATEMENTS

(in thousands of US dollars)

1. Background and basis of presentation

New FSV Corporation (the "Company") was incorporated on October 6, 2014 under the Ontario Business Corporations Act by FirstService Corporation ("FirstService"). Other than its incorporation, the Company was inactive for the period from its date of incorporation to December 31, 2014.

On March 11, 2015, the Board of Directors of FirstService unanimously approved a proposal to reorganize FirstService into two publicly traded entities – the first being Colliers International, the commercial real estate services division ("Colliers"), and the second being a combination of the residential real estate services and property services divisions ("New FSV"). The proposed reorganization is expected to be implemented through a court approved Plan of Arrangement and is subject to regulatory, court and shareholder approvals.

Pursuant to the terms of the Arrangement, the Company will amalgamate with New FSV on the effective date of the Arrangement to become a publicly-traded company. The amalgamated company's name will be FirstService Corporation.

Under the Arrangement, FirstService shareholders will receive one Colliers Multiple Voting Share or Subordinate Voting Share and one New FSV Multiple or Subordinate Voting Share in exchange for each pre-Arrangement FirstService Multiple Voting Share or Subordinate Voting Share held, respectively.

These financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States.

2. Share capital

The Company is authorized to issue an unlimited number of Preference Shares issuable in one or more series, an unlimited number of Subordinate Voting Shares, and an unlimited number of Multiple Voting Shares. The Subordinate Voting Shares are entitled to one vote per share and the Multiple Voting Shares are entitled to twenty votes per share. There were no shares of any class issued or outstanding as of December 31, 2014.

-J5-

APPENDIX "K"

NEW FSV CARVE-OUT COMBINED FINANCIAL STATEMENTS

AND MANAGEMENT'S DISCUSSION AND ANALYSIS

New FSV Carve-out Combined Financial Statements for the year ended December 31, 2014	K2
New FSV Management's Discussion and Analysis for the year ended December 31, 2014	K29

-K1-

NEW FSV

CARVE-OUT COMBINED FINANCIAL STATEMENTS

Year ended

December 31, 2014

-K2-

MANAGEMENT'S REPORT

MANAGEMENT'S RESPONSIBILITY FOR CARVE-OUT COMBINED FINANCIAL STATEMENTS

The accompanying carve-out combined financial statements and management discussion and analysis ("MD&A") of New FSV, a carve-out of FirstService Corporation ("FirstService"), are the responsibility of FirstService's Management ("Management") and have been approved by the Board of Directors of FirstService.

The carve-out combined financial statements have been prepared by Management in accordance with accounting principles generally accepted in the United States of America using the best estimates and judgments of Management, where appropriate. The most significant of these accounting principles are set out in Note 2 to the carve-out combined financial statements.

The MD&A has been prepared in accordance with National Instrument 51-102 of the Canadian Securities Administrators, taking into consideration other relevant guidance, including Regulation S-K of the US Securities and Exchange Commission.

The Board of Directors of FirstService has an Audit Committee consisting of four independent directors. The Audit Committee meets regularly to review with Management and the independent auditors any significant accounting, internal control, auditing and financial reporting matters.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has been appointed to audit the carve-out combined financial statements of New FSV which are included herein.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for New FSV. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of its effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has excluded eight entities acquired by New FSV during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2014. The total assets and total revenues of the eight majority-owned entities represent 0.7% and 1.3%, respectively, of the related carve-out combined financial statement amounts as at and for the year ended December 31, 2014.

Management has assessed the effectiveness of New FSV's internal control over financial reporting as at December 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2014, New FSV's internal control over financial reporting was effective.

The effectiveness of New FSV's internal control over financial reporting as at December 31, 2014, has been audited by PricewaterhouseCoopers LLP, New FSV's independent registered public accounting firm as stated in their report which appears herein.

/s/ Jay S. Hennick Chief Executive Officer FirstService Corporation	/s/ John B. Friedrichsen Chief Financial Officer FirstService Corporation

March 16, 2015

-K3-

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of FirstService Corporation

We have audited the accompanying carve-out combined balance sheets of New FSV (the "Company") as of December 31, 2014 and 2013 and the related carve-out combined statements of earnings, carve-out combined statements of comprehensive earnings, carve-out combined statements of net investment and carve-out combined statements of cash flows for each of the years in the three-year period ended December 31, 2014. We also have audited the Company's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management is responsible for these carve-out combined financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these carve-out combined financial statements and on the company's internal control over financial reporting based on our integrated audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the carve-out combined financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the carve-out combined financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the carve-out combined financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall carve-out combined financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded eight entities from its assessment of internal control over financial reporting as of December 31, 2014 because these entities were acquired by the company in purchase business combinations during 2014. We have also excluded these entities acquired from our audit of internal control over financial reporting. Total assets and total revenues of these majority owned entities represent 0.7% and 1.3%, respectively, of the related carve-out combined financial statement amounts as of and for the year ended December 31, 2014.

In our opinion, the carve-out combined financial statements referred to above present fairly, in all material respects, the financial position of New FSV as of December 31 2014 and 2013 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, New FSV maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

March, 16, 2015

-K4-

NEW FSV
CARVE-OUT COMBINED STATEMENTS OF EARNINGS
(in thousands of US dollars)

Years ended December 31	2014	2013	2012

Revenues	$1,132,002	$1,038,087	$939,821

Cost of revenues (exclusive of depreciation and
amortization shown below)	800,046	731,204	658,568
Selling, general and administrative expenses	258,678	229,829	203,758
Depreciation	17,730	15,710	13,691
Amortization of intangible assets	8,744	12,422	10,160
Accelerated amortization of intangible assets (note 6)	-	11,184	-
Acquisition related items	1,183	655	166
Operating earnings	45,621	37,083	53,478

Interest expense	6,932	12,826	10,236
Other expense (income), net	255	20	(245)
Earnings before income tax	38,434	24,237	43,487
Income tax expense (note 12)	12,242	5,785	12,722
Net earnings	26,192	18,452	30,765

Net earnings attributable to non-controlling interests (note 9)	3,105	1,253	4,746
Redemption increment attributable to non-controlling interests
(note 9)	10,117	14,004	3,616
Net earnings attributable to New FSV	$12,970	$3,195	$22,403

The accompanying notes are an integral part of these carve-out combined financial statements.

-K5-

NEW FSV
CARVE-OUT COMBINED STATEMENTS OF COMPREHENSIVE EARNINGS
(in thousands of US dollars)

Years ended December 31	2014	2013	2012

Net earnings	$26,192	$18,452	$30,765

Foreign currency translation gain	24	2,174	(3,141)

Comprehensive earnings	26,216	20,626	27,624

Less: Comprehensive earnings attributable to non-controlling
interests	13,222	15,257	8,362

Comprehensive earnings attributable to New FSV	$12,994	$5,369	$19,262

The accompanying notes are an integral part of these carve-out combined financial statements.

-K6-

NEW FSV
CARVE-OUT COMBINED BALANCE SHEETS
(in thousands of US dollars)

As at December 31	2014	2013
Assets
Current assets
Cash and cash equivalents	$66,790	$86,366
Restricted cash	3,657	2,881
Accounts receivable, net of allowance of $9,581 (December 31, 2013 -
$9,011)	115,143	117,819
Income tax recoverable	16,262	11,750
Inventories (note 4)	9,489	9,503
Prepaid expenses and other current assets	20,715	16,373
Deferred income tax (note 12)	18,667	11,594
	250,723	256,286

Other receivables	4,581	5,314
Other assets	155	789
Fixed assets (note 5)	55,203	50,092
Deferred income tax (note 12)	4,572	9,745
Intangible assets (note 6)	82,877	76,577
Goodwill (note 7)	217,433	211,494
	364,821	354,011
	$615,544	$610,297

Liabilities and net investment
Current liabilities
Accounts payable	$24,687	$24,775
Accrued liabilities (note 4)	55,563	56,086
Income tax payable	5,650	7,307
Unearned revenues	16,079	15,338
Long-term debt - current (note 8)	17,725	26,716
Contingent acquisition consideration - current (notes 3 and 14)	4,586	122
Deferred income tax (note 12)	1,804	1,437
	126,094	131,781

Long-term debt - non-current (note 8)	221,632	198,709
Contingent acquisition consideration (notes 3 and 14)	1,509	1,314
Other liabilities	12,398	13,197
Deferred income tax (note 12)	14,236	15,229
	249,775	228,449
Redeemable non-controlling interests (note 9)	80,926	81,407

Net investment
FirstService's net investment (note 10)	157,498	167,433
Accumulated other comprehensive loss	1,251	1,227
Total net investment	158,749	168,660
	$615,544	$610,297

Commitments and contingencies (notes 10 and 15)

The accompanying notes are an integral part of these carve-out combined financial statements.

Approved by the Board of Directors of FirstService Corporation
/s/ Bernard I. Ghert	/s/ Jay S. Hennick
Director	Director

-K7-

NEW FSV
CARVE-OUT COMBINED STATEMENTS OF NET INVESTMENT
(in thousands of US dollars)
		Accumulated
		other
	FirstService's net	comprehensive	Total net
	investment	earnings (loss)	investment

Balance, December 31, 2011	$200,971	$2,194	$203,165

Net distributions to FirstService	(49,033)	-	(49,033)
Stock option expense	1,440	-	1,440
Net earnings attributable to New FSV	22,403	-	22,403
Other comprehensive loss	-	(3,141)	(3,141)
Balance, December 31, 2012	175,781	(947)	174,834

Net distributions to FirstService	(13,403)	-	(13,403)
Stock option expense	1,860	-	1,860
Net earnings attributable to New FSV	3,195	-	3,195
Other comprehensive earnings	-	2,174	2,174
Balance, December 31, 2013	167,433	1,227	168,660

Net distributions to FirstService	(24,624)	-	(24,624)
Stock option expense	1,719	-	1,719
Net earnings attributable to New FSV	12,970	-	12,970
Other comprehensive earnings	-	24	24
Balance, December 31, 2014	$157,498	$1,251	$158,749

The accompanying notes are an integral part of these carve-out combined financial statements.

-K8-

NEW FSV
CARVE-OUT COMBINED STATEMENTS OF CASH FLOWS
(in thousands of US dollars)

Years ended December 31	2014	2013	2012

Cash provided by (used in)

Operating activities
Net earnings	$26,192	$18,452	$30,765

Items not affecting cash:
Depreciation and amortization	26,474	39,316	23,851
Deferred income tax	(2,479)	(7,838)	(3,469)
Other	2,056	2,256	1,437

Changes in non-cash working capital:
Accounts receivable	3,231	(12,134)	(17,144)
Inventories	72	(1,124)	(828)
Prepaid expenses and other current assets	(3,327)	(5,243)	(2,162)
Accounts payable	(252)	3,969	4,530
Accrued liabilities	(1,743)	2,425	6,094
Income tax payable	(6,169)	(5,373)	8,256
Unearned revenues	741	(809)	705
Other liabilities	660	528	1,373
Contingent consideration	(279)	-	-
Net cash provided by operating activities	45,177	34,425	53,408

Investing activities
Acquisitions of businesses, net of cash acquired (note 3)	(16,686)	(6,423)	(5,164)
Purchases of fixed assets	(22,439)	(16,744)	(15,076)
Changes in restricted cash	(776)	(1,464)	888
Other investing activities	-	72	(818)
Net cash used in investing activities	(39,901)	(24,559)	(20,170)

Financing activities
Increase of long-term debt, net	13,492	9,055	40,667
Net distributions to FirstService	(21,272)	(8,495)	(53,187)
Distributions to redeemable non-controlling interests	(4,008)	(3,037)	(2,949)
Purchases of redeemable non-controlling interests	(11,206)	(4,978)	(4,807)
Sale of interests in subsidiaries to non-controlling interests	142	365	25
Contingent acquisition consideration paid	(1,774)	(350)	(4,661)
Net cash used in financing activities	(24,626)	(7,440)	(24,912)

Effect of exchange rate changes on cash	(226)	(530)	171

(Decrease) increase in cash and cash equivalents	(19,576)	1,896	8,497

Cash and cash equivalents, beginning of year	86,366	84,470	75,973

Cash and cash equivalents, end of year	$66,790	$86,366	$84,470

The accompanying notes are an integral part of these carve-out combined financial statements.

-K9-

NEW FSV

NOTES TO CARVE-OUT COMBINED FINANCIAL STATEMENTS

(in thousands of US dollars)

1.	Background and basis of presentation

On March 11, 2015, the Board of Directors of FirstService Corporation ("FirstService") unanimously approved a proposal to split FirstService into two independent companies, being: (i) a Commercial Real Estate Services company operating principally as Colliers International; and (ii) a Residential Real Estate Services and Property Services company operating principally as FirstService Residential and several franchising companies operating under brands including California Closets, Paul Davis Restoration and CertaPro Painters.

The proposed corporate reorganization (the "Arrangement") would be implemented through a court approved plan of arrangement and is subject to regulatory, court and shareholder approvals. The reorganization would result in two publicly traded entities with the Residential Real Estate Services and Property Services company to be named FirstService Corporation, and FirstService renamed as Colliers International Group Inc. FirstService's shareholders would receive one New FSV Multiple Voting Share or Subordinate Voting Share for each FirstService Multiple Voting Share or Subordinate Voting Share held, respectively.

The carve-out business is comprised of the legal entities within the Residential Real Estate Services and Property Services operations ("New FSV"). The New FSV Carve-out Combined Financial Statements, prepared in connection with the Arrangement, present the historical carve-out combined financial position, results of operations, changes in net investment and cash flows of New FSV. The New FSV Carve-out Combined Financial Statements have been derived from the accounting records of FirstService on a carve-out basis and should be read in conjunction with FirstService's annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2014. The New FSV Carve-out Combined Financial Statements have been prepared on a carve-out basis and the results do not necessarily reflect the results of operations, financial position, or cash flows of New FSV as a separate entity or future results in respect of FirstService Corporation as it is expected to exist on completion of the Arrangement.

FirstService's investment in New FSV, presented as Total Net Investment in the New FSV Carve-out Combined Financial Statements, includes the accumulated net earnings, accumulated other comprehensive earnings, and accumulated net contributions or distributions to FirstService. New FSV's results are comprised of the historical operations, assets, liabilities and cash flows of the Residential Real Estate Services and Property Services operations, which include a portion of the corporate function of FirstService. Assets and liabilities are reflected at FirstService's historical carrying amounts.

The operating results of New FSV have been specifically identified based on FirstService's existing operating segments. Certain other expenses presented in the Carve-out Combined Statements of Earnings represent allocations and estimates of the cost of services historically performed by FirstService. These allocations and estimates were based on methodologies that Management believes to be reasonable and include administrative costs, net interest, foreign exchange gains and losses and income tax expense. The majority of the assets and liabilities of New FSV have been identified based on the historical divisional structure, with the most significant exceptions being income taxes and long-term debt (see note 8).

Salaries, benefits and incentive compensation have been reflected in these carve-out combined financial statements based on employee services that are specifically identifiable with New FSV, as well as Management's best estimate to allocate shared employee costs. These costs are reflected in the Corporate segment (see note 17). Net interest expense has been allocated using the long-term debt balance allocated to New FSV.

Income taxes have been recorded as if New FSV and its subsidiaries had been separate tax paying legal entities, each filing a separate tax return in its local jurisdiction, consistent with the carve-out allocations described above.

-K10-

Goodwill has been allocated to New FSV based on FirstService's historical goodwill allocation by operating segment.

Two discontinued operations, Field Asset Services (sold September 30, 2013) and the REO Rental operation (sold April 18, 2014), were previously reported in FirstService's Consolidated Financial Statements in the Property Services and Residential Real Estate Services segments, respectively. These operations have not been included in the New FSV Carve-out Combined Financial Statements, as FirstService will retain obligations for indemnification liabilities.

Management believes the assumptions underlying the New FSV Carve-out Combined Financial Statements are reasonable. However, the New FSV Carve-out Combined Financial Statements may not reflect New FSV's results of operations, financial position, and cash flows in the future or what New FSV's operations, financial position and cash flows would have been if New FSV had been operating as a stand-alone company. FirstService's direct investment in New FSV is shown as Net Investment in place of Shareholders' Equity because a direct ownership by shareholders in New FSV does not exist at December 31, 2014 or December 31, 2013.

2.	Summary of significant accounting policies

The preparation of carve-out combined financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to the determination of fair values of assets acquired and liabilities assumed in business combinations, recoverability of goodwill and intangible assets, estimated fair value of contingent consideration related to acquisitions, quantification of uncertain tax positions, the collectability of accounts receivable, and allocations related to debt. Actual results could be materially different from these estimates.

Significant accounting policies are summarized as follows:

Basis of combination

The New FSV Carve-out Combined Financial Statements include the New FSV carve-out operations, including its majority-owned subsidiaries. All significant intercompany accounts and transactions within the New FSV operations are eliminated upon combination or consolidation.

Cash and cash equivalents

Cash equivalents consist of short-term interest bearing securities, which are readily convertible into cash and have original maturities at the date of purchase of three months or less.

Restricted cash

Restricted cash consists of cash over which the New FSV has legal ownership but is restricted as to its availability or intended use, including funds held on behalf of clients and franchisees.

Inventories

Inventories are carried at the lower of cost and market. Cost is determined using the weighted average method. Work-in-progress inventory relates to landscaping, swimming pool rehabilitation and painting projects in process and is accounted for using the percentage of completion method.

Fixed assets

Fixed assets are carried at cost less accumulated depreciation. The costs of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Fixed assets are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset group may not be recoverable. An impairment loss is recorded to the extent the carrying amount exceeds the estimated fair value of an asset group. Fixed assets are depreciated over their estimated useful lives as follows:

-K11-

Buildings	20 to 40 years straight-line
Vehicles	3 to 5 years straight-line
Furniture and equipment	3 to 10 years straight-line
Computer equipment and software	3 to 5 years straight-line
Leasehold improvements	term of the lease to a maximum of 10 years

Fair value

New FSV uses the fair value measurements framework for financial assets and liabilities and for non-financial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis. The framework defines fair value, gives guidance for measurement and disclosure, and establishes a three-level hierarchy for observable and unobservable inputs used to measure fair value. An asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The three levels are as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 - Observable market based inputs other than quoted prices in active markets for identical assets or liabilities

Level 3 - Unobservable inputs for which there is little or no market data, which requires New FSV to develop its own assumptions

Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of assets acquired and liabilities assumed in a business combination and is not subject to amortization.

Intangible assets are recorded at fair value on the date they are acquired and are amortized over their estimated useful lives as follows:

Customer lists and relationships	straight-line over 4 to 20 years
Franchise rights	by pattern of use, currently estimated at 2.5% to 15% per year
Trademarks and trade names	straight-line over 5 to 35 years
Management contracts and other	straight-line over life of contract ranging from 2 to 15 years

New FSV reviews the carrying value of intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable from the estimated future cash flows expected to result from their use and eventual disposition. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset group, an impairment loss is recognized. Measurement of the impairment loss is based on the excess of the carrying amount of the asset group over the fair value calculated using discounted expected future cash flows.

Goodwill is tested for impairment annually, on August 1, or more frequently if events or changes in circumstances indicate the asset might be impaired, in which case the carrying amount of the asset is written down to fair value.

Impairment of goodwill is tested at the reporting unit level. New FSV has three reporting units determined with reference to business segment, customer type, service delivery model and geography. Impairment is tested by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Where it is determined to be more likely than not that its fair value is greater than its carrying amount, then no further testing is required. Where the qualitative analysis is not sufficient to support that the fair value exceeds the carrying amount, a two-step goodwill impairment test is performed. In the first step, the reporting unit's carrying amount, including goodwill, is compared to the estimated fair value of the reporting unit. The fair values of the reporting units are estimated using a discounted cash flow approach. The fair value measurement is classified within Level 3 of the fair value hierarchy. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, if any. Certain assumptions are used to determine the fair value of the reporting units, the most sensitive of which are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value.

-K12-

Redeemable non-controlling interests

Redeemable non-controlling interests ("RNCI") are recorded at the greater of: (i) the redemption amount or; (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the "mezzanine" section of the carve-out combined balance sheet, outside of FirstService's Net investment. Changes in the RNCI amount are recognized immediately as they occur.

Revenue recognition and unearned revenues

(a) Franchisor operations

New FSV operates several franchise systems within its Property Services segment. Initial franchise fees are recognized when all material services or conditions related to the sale of the franchise have been performed or satisfied. Royalty revenues are recognized based on a contracted percentage of franchisee revenues, as reported by the franchisees. Revenues from administrative and other support services, as applicable, are recognized as the services are provided.

(b) Service operations other than franchisor operations

Revenues are recognized at the time the service is rendered. Certain services are recognized on the percentage of completion method, in the ratio of actual costs to total estimated contract costs. In cases where anticipated costs to complete a project exceed the revenue to be recognized, a provision for the additional estimated losses is recorded in the period when the loss becomes apparent. Amounts received from customers in advance of services being provided are recorded as unearned revenues when received.

Stock-based compensation

FirstService's stock option plan is an equity-classified award for which compensation cost is measured at the grant date based on the estimated fair value of the award. The related stock option compensation expense is allocated using the graded attribution method.

For presentation of these carve-out combined financial statements, a portion of the stock-based compensation arising from FirstService's stock option plan has been allocated to New FSV.

Notional value appreciation plans

Under these plans, subsidiary employees are compensated if the notional value of the subsidiary increases. Awards under these plans generally have a term of ten years and a vesting period of five years. The increase in notional value is calculated with reference to growth in earnings relative to a fixed threshold amount plus or minus changes in indebtedness relative to a fixed opening amount. If an award is subject to a vesting condition, then graded attribution is applied to the intrinsic value. The related compensation expense is recorded in selling, general and administrative expenses and the liability is recorded in accrued liabilities.

Foreign currency translation

Assets, liabilities and operations of Canadian subsidiaries are recorded based on the functional currency of each entity. For Canadian operations, the functional currency is the Canadian dollar, in which case the assets, liabilities and operations are translated at current exchange rates to the reporting currency, the US dollar. The resulting unrealized gains or losses are reported as a component of accumulated other comprehensive earnings. Realized and unrealized foreign currency gains or losses related to any Canadian dollar denominated monetary assets and liabilities are included in net earnings.

Income tax

Income tax has been provided using the asset and liability method whereby deferred income tax assets and liabilities are recognized for the expected future income tax consequences of events that have been recognized in the combined financial statements or income tax returns. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse, be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in earnings in the period in which the change occurs. A valuation allowance is recorded unless it is more likely than not that realization of a deferred income tax asset will occur based on available evidence.

-K13-

New FSV recognizes uncertainty in tax positions taken or expected to be taken in a tax return by recording a liability for unrecognized tax benefits on its carve-out combined balance sheet. Uncertainties are quantified by applying a prescribed recognition threshold and measurement attribute.

New FSV classifies interest and penalties associated with income tax positions in income tax expense.

Business combinations

All business combinations are accounted for using the purchase method of accounting. Transaction costs are expensed as incurred.

The fair value of the contingent consideration is classified as a financial liability and is recorded on the carve-out combined balance sheet at the acquisition date and is remeasured at fair value at the end of each period until the end of the contingency period, with fair value adjustments recognized in earnings. However, if the contingent consideration includes an element of compensation to the vendors (i.e. it is tied to continuing employment or it is not linked to the business valuation), then the portion of contingent consideration related to such element is treated as compensation expense over the expected employment period.

3.	Acquisitions

2014 acquisitions:

New FSV acquired controlling interests in eight businesses, five in the RRE segment and three in the Property Services segment. In the RRE segment, New FSV acquired regional firms operating in Minnesota, Texas, California, and Arizona. In the Property Services segment, New FSV acquired a national franchisor providing restorations services in Canada, as well as two California Closets franchises in Florida and Chicago which will be operated as Company-owned locations.

Details of these acquisitions are as follows:

Aggregate
Acquisitions
Current assets	$644
Long-term assets	1,452
Current liabilities	(1,100)
Long-term liabilities	(216)
Redeemable non-controlling interest	(1,676)
$(896)
Note consideration	$(440)
Cash consideration, net of cash acquired of $797	(16,686)
Acquisition date fair value of contingent consideration	(4,499)
Total purchase consideration	$(21,625)
Acquired intangible assets	$14,377
Goodwill	$8,144
-K14-

2013 acquisitions:

New FSV completed three acquisitions in the RRE segment, acquiring firms operating in Missouri, Florida and Alberta to expand its geographic presence in these markets.

Details of these acquisitions are as follows:

Aggregate
Acquisitions

Current assets	$271
Long-term assets	142
Current liabilities	(704)
Long-term liabilities	-
$(291)

Note consideration	$(560)
Cash consideration, net of cash acquired of $485	(6,423)
Acquisition date fair value of contingent consideration	(1,446)
Total purchase consideration	$(8,429)

Acquired intangible assets	$5,427
Goodwill	$3,293

2012 acquisitions:

New FSV completed three acquisitions, two in the RRE segment and one in the Property Services segment. In the RRE segment, the acquired firms operate in California and Arizona and expand service offerings in existing markets. In Property Services, the acquired firm operates in Florida and expands the geographic presence in an existing market.

Details of these acquisitions are as follows:

Aggregate
Acquisitions

Current assets	$97
Long-term assets	183
Current liabilities	(162)
Long-term liabilities	-
$118

Note consideration	$(247)
Cash consideration, net of cash acquired of $31	(5,164)
Acquisition date fair value of contingent consideration	(1,944)
Total purchase consideration	$(7,355)

Acquired intangible assets	$5,002
Goodwill	$2,235

Acquisition related transaction costs for the year ended December 31, 2014 totaled $1,183 (2013 - $655; 2012 - $166) and were recorded as expense under the caption "acquisition related items".

The fair values of redeemable non-controlling interests were determined using an income approach with reference to a discounted free cash flow model using the same assumptions implied in determining the purchase consideration.

The purchase price allocations of acquisitions resulted in the recognition of goodwill. The primary factors contributing to goodwill are assembled workforces, synergies with existing operations and future growth prospects. For acquisitions completed during the year ended December 31, 2014, goodwill in the amount of $7,620 is deductible for income tax purposes (2013 - $508; 2012 - $2,302).

-K15-

New FSV typically structures its business acquisitions to include contingent consideration. Vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to two-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

The fair value of the contingent consideration liability recorded on the carve-out combined balance sheet as at December 31, 2014 was $6,095 (see note 14). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is determined based on the formula price and the likelihood of achieving specified earnings levels over the contingency period, and ranges from $6,036 to a maximum of $6,707. These contingencies will expire during the period extending to May 2016. During the year ended December 31, 2014, $2,054 was paid with reference to such contingent consideration (2013 - $350; 2012 - $4,661).

The acquisitions referred to above were accounted for by the purchase method of accounting for business combinations. Accordingly, the accompanying carve-out combined statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates. The consideration for the acquisitions during the year ended December 31, 2014 was financed from borrowings on FirstService's revolving credit facility and cash on hand.

The amounts of revenues and earnings contributed from the date of acquisition and included in the combined results of New FSV for the year ended December 31, 2014, and the supplemental pro forma revenues and earnings of the combined entity had the acquisition date been January 1, 2012, are as follows:

	Revenues	Net earnings

Actual from acquired entities for 2014	$14,543	$1,657
Supplemental pro forma for 2014 (unaudited)	1,148,320	27,140
Supplemental pro forma for 2013 (unaudited)	1,080,462	21,006
Supplemental pro forma for 2012 (unaudited)	990,358	33,978

Supplemental pro forma results were adjusted for non-recurring items.

-K16-

4.	Components of working capital accounts

	December 31,	December 31,
	2014	2013

Inventories
Work-in-progress	$1,065	$2,447
Finished goods	4,189	2,973
Supplies and other	4,236	4,083

	$9,489	$9,503

Accrued liabilities
Accrued payroll and benefits	$34,662	$39,934
Value appreciation plans	5,082	3,334
Customer advances	376	93
Other	15,443	12,725

	$55,563	$56,086

5.	Fixed assets

December 31, 2014		Accumulated
	Cost	depreciation	Net

Land	$2,524	$-	$2,524
Buildings	10,126	3,724	6,402
Vehicles	32,253	23,564	8,689
Furniture and equipment	39,373	27,322	12,051
Computer equipment and software	62,451	44,605	17,846
Leasehold improvements	17,029	9,339	7,690
	$163,757	$108,554	$55,203

December 31, 2013		Accumulated
	Cost	depreciation	Net

Land	$2,527	$-	$2,527
Buildings	10,137	3,377	6,760
Vehicles	29,380	22,297	7,083
Furniture and equipment	34,279	25,409	8,870
Computer equipment and software	56,559	39,631	16,928
Leasehold improvements	16,618	8,694	7,924
	$149,500	$99,408	$50,092

Included in fixed assets are vehicles, office and computer equipment under capital lease at a cost of $3,941 (2013 - $4,844) and a net book value of $2,651 (2013 - $2,512).

-K17-

6.	Intangible assets

December 31, 2014	Gross
	carrying	Accumulated
	amount	amortization	Net

Customer lists and relationships	$77,934	$30,684	$47,250
Franchise rights	36,785	13,706	23,078
Trademarks and trade names	22,847	10,588	12,259
Management contracts and other	12,613	12,324	290
	$150,179	$67,302	$82,877

	Gross
December 31, 2013	carrying	Accumulated
	amount	amortization	Net

Customer lists and relationships	$73,315	$28,374	$44,941
Franchise rights	30,285	13,028	17,257
Trademarks and trade names	29,621	16,831	12,790
Management contracts and other	14,305	12,716	1,589
	$147,526	$70,949	$76,577

During the year ended December 31, 2014, New FSV acquired the following intangible assets:

		Estimated
		weighted
		average
		amortization
	Amount	period (years)

Customer lists and relationships	$7,070	19.5
Franchise rights	7,800	17.6
Trademarks and trade names	879	6.2
Other	626	5.6

	$16,375	17.3

The following is the estimated annual amortization expense for recorded intangible assets for each of the next five years ending December 31:

2015	$9,857
2016	8,375
2017	8,060
2018	8,069
2019	7,938

-K18-

During the year ended December 31, 2013, the New FSV recorded $11,184 of accelerated amortization of trademarks and trade names in the RRE segment as a result of re-branding.

7.	Goodwill

	Residential
	Real Estate	Property
	Services	Services	Consolidated

Balance, December 31, 2012	$161,280	$48,891	$210,171
Goodwill acquired during the year	3,295	-	3,295
Other items	(219)	-	(219)
Foreign exchange	(1,453)	(300)	(1,753)
Balance, December 31, 2013	162,903	48,591	211,494
Goodwill acquired during the year	4,288	3,856	8,144
Other items	(406)	-	(406)
Foreign exchange	(1,395)	(404)	(1,799)
Balance, December 31, 2014	$165,390	$52,043	$217,433

8.	Long-term debt

New FSV's current and long-term debt represents an allocation of its proportionate share of FirstService's consolidated current and long-term debt as at December 31, 2014 and 2013, respectively. FirstService retains the legal obligations associated with all outstanding long-term debt. As a result, the long-term debt allocations presented in the New FSV Carve-out Combined Financial Statements represent intercompany balances between FirstService and New FSV with the same terms and conditions as FirstService's long-term debt as follows:

Revolving credit facility

FirstService has an amended and restated credit agreement with a syndicate of banks to provide a $500,000 committed revolving credit facility. The revolving credit facility has a five-year term ending March 1, 2017 and bears interest at 1.25% to 3.0% over floating reference rates, depending on certain leverage ratios. The weighted average interest rate for 2014 was 1.6% (2013 - 2.0%). The revolving credit facility had $155,583 of available un-drawn credit as at December 31, 2014 ($166,349 was un-drawn at December 31, 2013). As of December 31, 2014, letters of credit in the amount of $7,856 were outstanding ($7,770 as at December 31, 2013). The revolving credit facility requires a commitment fee of 0.25% to 0.6% of the unused portion, depending on certain leverage ratios.

Senior secured notes

On January 16, 2013, FirstService completed a private placement for $150,000 of senior secured notes with a fixed interest rate of 3.84% (the "3.84% Notes"). The 3.84% Notes were placed directly with two US based institutional investors. The 3.84% Notes have a 12-year term extending to January 16, 2025 with five equal annual principal repayments beginning on January 16, 2021.

FirstService had outstanding $12,500 of 6.40% fixed rate senior secured notes (the "6.40% Notes") as at December 31, 2014 (2013 - $25,000). The 6.40% Notes have a final maturity of September 30, 2015 with four equal annual principal repayments, which began on September 30, 2012. FirstService also had outstanding $20,000 of 5.44% fixed rate senior secured notes (the "5.44% Notes") as at December 31, 2014 (2013 - $40,000). The 5.44% Notes have a final maturity of April 1, 2015 with five equal annual principal repayments of $20,000, which began on April 1, 2011.

FirstService has indemnified the holders of the 3.84% Notes, the 6.40% Notes and the 5.44% Notes (collectively, the "Notes") from all withholding tax that is or may become applicable to any payments made by FirstService on the Notes. FirstService believes this exposure is not material as at December 31, 2014.

-K19-

The revolving credit facility and the Notes rank equally in terms of seniority. FirstService has granted these lenders collateral including the following: an interest in all of the assets of FirstService including FirstService's shares of its subsidiaries; an assignment of material contracts; and an assignment of FirstService's "call" rights with respect to shares of the subsidiaries held by non-controlling interests.

The covenants of the revolving credit facility and the Notes agreements require the FirstService to maintain certain ratios including leverage, interest coverage and net worth. FirstService is prohibited from undertaking certain mergers, acquisitions and dispositions without prior approval.

Allocation of debt to carve-out

FirstService monitors its capital structure and short-term financing requirements using non-GAAP financial metrics including net debt to adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"), pro forma for earnings of recent acquisitions. This metric is used to monitor FirstService's overall debt position and to measure its financial strength. Net debt is defined as the current and non-current portions of long-term debt less cash and cash equivalents.

For the purpose of preparing the New FSV Carve-out Combined Financial Statements, it was determined that New FSV should maintain a net debt to adjusted EBITDA (pro forma for earnings of recent acquisitions) leverage ratio of 2.0 to 2.5, which is higher than the ratio targeted by FirstService of 1.5 to 2.5. New FSV has a more stable revenue base and lower seasonality than FirstService, which allows for slightly greater leverage. As at December 31, 2014, New FSV has been allocated current and long-term debt of $239,357 (2013 - $225,425) representing approximately 48.7% (2013 – 59.7%) of FirstService's consolidated long-term debt.

Net interest expense has been calculated primarily using the debt balance allocated to New FSV. The weighted average interest rate was based on historical rates on the allocated debt and was 3.1% (2013 - 4.8%; 2012 - 4.9%).

If the Arrangement is approved, the allocated debt will be replaced with inter-company debt payable to FirstService. New FSV's long-term debt balance at the time of the Arrangement is subject to amendment in accordance with any adjustments arising from the transition agreement to achieve New FSV's new capital structure post-split.

9.	Redeemable non-controlling interests

The minority equity positions in the subsidiaries of New FSV are referred to as redeemable non-controlling interests ("RNCI"). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of: (i) the redemption amount or; (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the "mezzanine" section of the combined balance sheet, outside of FirstService's Net investment. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

	2014	2013

Balance, January 1	$81,407	$74,158
RNCI share of earnings	3,105	1,253
RNCI redemption increment	10,117	14,004
Distributions paid to RNCI	(4,008)	(3,037)
Purchases of interests from RNCI, net	(11,064)	(4,613)
RNCI recognized on business acquisitions	1,676	-
Other	(307)	(358)
Balance, December 31	$80,926	$81,407

New FSV has shareholders' agreements in place at each of its non-wholly owned subsidiaries. These agreements allow New FSV to "call" the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average adjusted EBITDA. The agreements also have redemption features, which allow the owners of the RNCI to "put" their equity at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in FirstService's Subordinate Voting Shares. The redemption amount as at December 31, 2014 was $80,071 (2013 - $80,232). The redemption amount is lower than that recorded on the combined balance sheet as the formula price of certain RNCI is lower than the amount initially recorded at the inception of the minority equity position.

-K20-

10.	Net investment

FirstService's net investment in the operations of New FSV is presented as Total Net Investment in the New FSV Carve-out Combined Financial Statements. Total Net Investment is comprised of FirstService's Net Investment and accumulated other comprehensive earnings ("AOCE"). FirstService's Net Investment represents the accumulated net earnings of the operations and the accumulated net distributions or contributions to or from FirstService. AOCE includes accumulated foreign currency translation adjustments.

Net financing transactions with FirstService as presented on the carve-out combined statements of cash flows represent the net distributions related to funding between New FSV and FirstService.

Pursuant to a management services agreement entered into in February 2004 (the "FirstService MSA"), among other things, FirstService agreed that it will make payments to a company, Jayset Capital Corp. ("Jayset"), owned by its Founder, Chief Executive Officer and significant shareholder ("CEO") that are contingent upon the arm's length sale of control of FirstService or upon a distribution of FirstService's assets to shareholders. The payment amounts will be determined with reference to the price per Subordinate Voting Share received by shareholders upon an arm's length sale or upon a distribution of assets. The agreement provides for Jayset to receive each of the following two payments. The first payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale; and (ii) the per share consideration received by holders of Subordinate and Multiple Voting Shares minus a base price of C$5.675. The second payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale; and (ii) the per share consideration received by holders of Subordinate Voting Shares minus a base price of C$11.05. Under the existing FirstService MSA, and assuming an arm's length sale of control or upon distribution of FirstService's assets to shareholders occurred on December 31, 2014, the amount required to be paid to Jayset, based on a market price of C$59.28, would be $163,585.

The parties to the FirstService MSA will agree that the implementation of the Arrangement will not in and of itself require FirstService to make any of the foregoing payments. In furtherance of the implementation of the Arrangement and the transactions related thereto, the parties to the FirstService MSA will agree to amend and restate the FirstService MSA in the following manner: (a) FirstService will continue receive, on the terms and conditions set forth in the FirstService MSA as so amended and restated (which will then be referred to as the "Colliers MSA"), those various management and other services that are currently being provided under the FirstService MSA to FirstService in respect of the "Commercial Real Estate Services" division of FirstService; (b) as a continuation of the existing rights and obligations under the FirstService MSA, the Company, Jayset and the CEO will enter into new management services agreement (the "New FSV MSA"), pursuant to which FirstService will continue receive, on the terms and conditions set forth in such agreement, those various management and other services that are currently being provided under the FirstService MSA in respect of the "Residential Real Estate Services" and "Property Services" divisions of FirstService; and (c) the above-noted base prices in the FirstService MSA will be divided between the base prices under the similar arrangements in the Colliers MSA and the New FSV MSA, based on the ratio of the net fair market value of the "Residential Real Estate Services" and "Property Services" divisions of FirstService, on the one hand, and all property owned by FirstService, on the other hand, at the time of the Arrangement.

-K21-

11.	Stock-based compensation

FirstService has a stock-based compensation plan for certain officers and key full-time employees, other than its CEO. For the purposes of preparing these carve-out combined financial statements, New FSV has been allocated a proportionate share of the stock-based compensation based on the revenue of New FSV relative to FirstService, which was determined to approximate the proportionate service of the employees.

FirstService options are granted at the market price for the underlying shares on the date of grant. Each FirstService option vests over a four-year term, expires five years from the date granted and allows for the purchase of one FirstService Subordinate Voting Share. All FirstService Subordinate Voting Shares issued are new shares. Grants under FirstService's stock option plan are equity-classified awards.

New FSV incurred stock-based compensation expense related to these awards of $1,719 during the year ended December 31, 2014 (2013 - $1,860; 2012 - $1,440).

As at December 31, 2014, the range of FirstService option exercise prices was $19.15 to $49.54 per share. Also as at December 31, 2014, the aggregate intrinsic value and weighted average remaining contractual life for in-the-money FirstService options vested and expected to vest were $12,393 and 2.5 years, respectively.

As at December 31, 2014, there was $1,566 of unrecognized compensation cost related to non-vested awards, which is expected to be recognized over the next 4 years. During the year ended December 31, 2014, the fair value of FirstService options vested was $1,564 (2013 - $1,752; 2012 - $1,560).

The fair value of each FirstService option grant is estimated on the date of grant using the Black-Scholes option pricing model. The various inputs used to determine fair value are specific to FirstService and are not necessarily representative of what the inputs would be for New FSV if it had been a stand-alone entity.

12.	Income tax

Income tax differs from the amounts that would be obtained by applying the statutory rate to the respective year's earnings before tax. Differences result from the following items:

	2014	2013	2012
Income tax expense using combined statutory rate of
26.5% (2013 - 26.5%, 2012 - 26.5%)	$10,185	$6,423	$11,524
Permanent differences	583	446	453
Tax effect of flow through entities	(184)	(555)	(2,394)
Losses not previously recognized	-	(358)	-
Impact of changes in foreign exchange rates	(176)	(471)	1,318
Adjustments to tax liabilities for prior periods	432	(573)	(1,140)
Effects of changes in enacted tax rates	(63)	265	-
Changes in liability for unrecognized tax benefits	(229)	222	(77)
Foreign, state and provincial tax rate differential	1,741	(406)	2,969
Tax on preferred shares	-	518	69
Other taxes	(47)	274	-
Provision for income taxes as reported	$12,242	$5,785	$12,722

  Earnings before income tax by jurisdiction comprise the following:

	2014	2013	2012
Canada	$14,967	$5,407	$4,173
United States	23,467	18,830	39,314
Total	$38,434	$24,237	$43,487

-K22-

Income tax expense (recovery) comprises the following:

	2014	2013	2012
Current
Canada	$6,360	$3,864	$1,855
United States	4,901	11,000	15,591
	11,261	14,864	17,446
Deferred
Canada	(372)	(3,530)	(63)
United States	1,353	(5,549)	(4,661)
	981	(9,079)	(4,724)
Total	$12,242	$5,785	$12,722

The significant components of deferred income tax are as follows:

	2014	2013
Deferred income tax assets
Loss carry-forwards	$2,674	$4,489
Expenses not currently deductible	11,839	8,405
Stock-based compensation	4,044	3,493
Basis differences of partnerships and other entities	1,251	1,878
Allowance for doubtful accounts	2,026	1,831
Inventory and other reserves	1,405	1,244
	23,239	21,340
Deferred income tax liabilities
Depreciation and amortization	14,236	15,240
Prepaid and other expenses deducted for tax purposes	1,804	1,427
	16,040	16,667
Net deferred income tax asset	$7,199	$4,673

New FSV has gross operating loss carry-forwards as follows:

	Loss carry-forward		Gross losses not recognized		Net
	2014	2013	2014	2013	2014	2013

Canada	$6,963	$13,654	$-	$-	$6,963	$13,654
United States	8,874	9,082	-	-	8,874	9,082

New FSV has gross capital loss carry-forwards as follows:

	Loss carry-forward		Gross losses not recognized		Net
	2014	2013	2014	2013	2014	2013
Canada	$-	$-	$-	$-	$-	$-
United States	-	-	-	-	-	-

The amounts above are available to reduce future federal and provincial income taxes in their respective jurisdictions. Net operating loss carry-forward balances attributable to the United States and Canada expire over the next 14 to 20 years. Capital losses attributable to Canada and the United States are carried forward indefinitely.

-K23-

A reconciliation of the beginning and ending amounts of the liability for unrecognized tax benefits is as follows:

Balance, December 31, 2012	$502
Increases based on tax positions related to 2013	297
Reduction for lapses in applicable statutes of limitations	(103)

Balance, December 31, 2013	696
Reduction for lapses in applicable statutes of limitations	(202)

Balance, December 31, 2014	$494

Of the $494 (2013 - $696) in gross unrecognized tax benefits, $494 (2013 - $696) would affect the effective tax rate if recognized. For the year ended December 31, 2014, a recover of $27 in interest and penalties related to provisions for income tax was recorded in income tax expense (2013 - expense of $19; 2012 - recovery of $38). As at December 31, 2014, $84 (2013 - $111) had been accrued for potential income tax related interest and penalties.

Within the next 12 months, New FSV believes it is reasonably possible that $168 of unrecognized tax benefits associated with uncertain tax positions may be reduced due to lapses in statutes of limitations.

The tax jurisdictions of New FSV are the United States and Canada. The number of years with open tax audits varies depending on the tax jurisdictions. Generally, income tax returns filed with the Canada Revenue Agency and related provinces are open for three to four years and income tax returns filed with the U.S. Internal Revenue Service and related states are open for three to five years.

The Canada Revenue Agency commenced an examination of the Canadian income tax returns for the years 2010 and 2011 that was completed by the end of 2014.

New FSV does not currently expect any other material impact on earnings to result from the resolution of matters related to open taxation years, other than noted above. Actual settlements may differ from the amounts accrued. New FSV has, as part of its analysis, made its current estimates based on facts and circumstances known to date and cannot predict changes in facts and circumstances that may affect its current estimates.

13.	Other supplemental information

	2014	2013	2012

Franchisor operations
Revenues	$90,684	$80,450	$75,025
Operating earnings	22,071	19,435	16,801
Initial franchise fee revenues	5,042	5,817	5,950
Depreciation and amortization	3,252	6,641	3,477
Total assets	94,843	118,847	117,888

Cash payments made during the period
Income taxes	$21,432	$16,522	$10,336

Non-cash financing activities
Increases in capital lease obligations	$1,133	$1,150	$1,054

Other expenses
Rent expense	$19,408	$18,976	$19,230

-K24-

14.	Financial instruments

Concentration of credit risk

New FSV is subject to credit risk with respect to its cash and cash equivalents, accounts receivable and other receivables. Concentrations of credit risk with respect to cash and cash equivalents are limited by the use of multiple large and reputable banks. Concentrations of credit risk with respect to the receivables are limited due to the large number of entities comprising the customer base and their dispersion across different service lines in two countries.

Interest rate risk

New FSV maintains an interest rate risk management strategy that uses interest rate hedging contracts from time to time. Specific goals are to: (i) manage interest rate sensitivity by modifying the characteristics of its debt; and (ii) lower the long-term cost of its borrowed funds. Fluctuations in interest rates affect the fair value of the hedging contracts as their value depends on the prevailing market interest rate. Hedging contracts are monitored on a monthly basis.

Fair values of financial instruments

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as at December 31, 2014:

	Carrying value as at	Fair value measurements
	December 31, 2014	Level 1	Level 2	Level 3
Contingent consideration liability	$6,095	$-	$-	$6,095

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flows approach; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 9.0% to 12.5%). Changes in the fair value of the contingent consideration liability are comprised of the following:

Balance, December 31, 2013	$1,436
Amounts recognized on acquisitions	4,499
Fair value adjustments	349
Resolved and settled in cash	(80)
Other	(109)
Balance, December 31, 2014	$6,095

Less: current portion	$4,586
Non-current portion	$1,509

The carrying amounts for cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of long-term debt are Level 3 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future operating cash outflows and discount rates (which range from 0.1% to 3.0%). The following are estimates of the fair values for other financial instruments:

	2014		2013
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$4,581	$4,581	$5,314	$5,314

-K25-

Other receivables include notes receivable from non-controlling shareholders and other non-current receivables.

15.	Commitments and contingencies

(a)  Lease commitments

Minimum operating lease payments are as follows:

Year ended December 31
2015	$18,741
2016	16,555
2017	13,771
2018	10,962
2019	9,429
Thereafter	22,308

(b) Contingencies

In the normal course of operations, FirstService is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened includes disputes with former employees and commercial liability claims related to services provided. New FSV believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on its financial condition or the results of operations.

16.	Related party transactions

The Plan of Arrangement states that New FSV and FirstService enter into a transition agreement that will take effect if the transaction is approved. This agreement will outline the settlement of carve-out balances that become third party balances at the date of the transaction. Outstanding balances between New FSV and FirstService (other than long-term debt – see note 8) have been reflected in the Net Investment account in the New FSV Carve-out Combined Financial Statements.

During the year ended December 31, 2014, New FSV paid its Commercial Real Estate Services affiliates fees for advisory services totalling $441 (2013 - $782; 2012 - $633).

17.	Segmented information

Operating segments

New FSV has two reportable operating segments. The segments are grouped by management with reference to the nature of services provided and the types of clients who use those services. Each segment's performance is assessed based on operating earnings or operating earnings before depreciation and amortization. RRE provides property management and related property services to residential communities in North America. Property Services provides franchised and company owned property services to customers in North America. Corporate includes the costs of operating the corporate head office which are not allocated to New FSV's reportable segments.

The reportable segment information excludes intersegment transactions.

-K26-

	Residential
2014	Real Estate	Property
	Services	Services	Corporate	Consolidated
Revenues	$919,545	$212,457	$-	$1,132,002
Depreciation and amortization	19,644	6,734	96	26,474
Operating earnings (loss)	25,712	30,559	(10,650)	45,621
Other expense, net				(255)
Interest expense, net				(6,932)
Income taxes				(12,242)
Net earnings				$26,192
Total assets	$405,150	$253,225	$(42,831)	$615,544
Total additions to long-lived
assets	23,208	16,423	-	39,631

	Residential
2013	Real Estate	Property
	Services	Services	Corporate	Consolidated
Revenues	$844,952	$193,135	$-	$1,038,087
Depreciation and amortization	30,655	8,557	104	39,316
Operating earnings (loss)	23,110	23,201	(9,228)	37,083
Other income, net				(20)
Interest expense, net				(12,826)
Income taxes				(5,785)
Net earnings				$18,452
Total assets	$430,994	$226,649	$(47,346)	$610,297
Total additions to long-lived
assets	22,386	291	-	22,677

	Residential
2012	Real Estate	Property
	Services	Services	Corporate	Consolidated
Revenues	$768,994	$170,827	$-	$939,821
Depreciation and amortization	18,530	5,155	166	23,851
Operating earnings (loss)	39,416	21,798	(7,736)	53,478
Other expense, net				245
Interest expense, net				(10,236)
Income taxes				(12,722)
Net earnings				$30,765
Total assets	$422,808	$179,778	$(11,148)	$591,438
Total additions to long-lived
assets	18,165	9,291	-	27,456

-K27-

Geographic information

Revenues in each geographic region are reported by customer locations.

	2014	2013	2012

United States
Revenues	$1,040,356	$950,046	$862,869
Total long-lived assets	310,825	298,221	313,267

Canada
Revenues	$91,646	$88,041	$76,952
Total long-lived assets	44,688	39,942	41,784

18.	Impact of recently issued accounting standards

In April 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This ASU changes the threshold for reporting discontinued operations and adds new disclosures. This ASU is effective for New FSV on January 1, 2015. New FSV expects that the adoption of this ASU will result in fewer disposals of businesses to be reported as discontinued operations.

In May 2014, FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and International Financial Reporting Standards ("IFRS") and is effective for New FSV on January 1, 2017. New FSV is currently assessing the impact of this ASU on its financial position and results of operations.

-K28-

NEW FSV

Management's discussion and analysis for the year ended December 31, 2014

(in US dollars)

March 16, 2015

The following management's discussion and analysis ("MD&A") has been prepared in respect of the Residential Real Estate Services and Property Services businesses of FirstService to be owned and operated by New FSV and its subsidiaries upon completion of the Arrangement. This MD&A should be read together with the audited carve-out combined financial statements and the accompanying notes (the "Carve-out Combined Financial Statements") of New FSV for the year ended December 31, 2014. The Carve-out Combined Financial Statements have been prepared in accordance with U.S. GAAP. All financial information herein is presented in United States dollars.

New FSV has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, New FSV is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the year ended December 31, 2014 and up to and including March 16, 2015.

This MD&A includes references to "adjusted EBITDA", which is a financial measure not calculated in accordance with U.S. GAAP. For a reconciliation of this non-U.S. GAAP measure to the most directly comparable U.S. GAAP financial measure, see "Reconciliation of non-U.S. GAAP financial measures" herein.

Readers will find the definition of certain terms used in this MD&A under "Glossary of Terms" in the management information circular of FirstService to which this MD&A is appended. Unless the context otherwise permits, indicates or requires, all references in this MD&A to "we", "our", "us" and similar expressions are references to New FSV and the Residential Real Estate Services and Property Services businesses of FirstService as they have been proposed to be carved out under the Arrangement into New FSV.

Proposed arrangement

On March 11, 2015, the Board of Directors of FirstService unanimously approved a proposal to split FirstService into two independent companies, being (i) a Commercial Real Estate Services company operating principally as Colliers International and (ii) a Residential Real Estate Services and Property Services company operating principally as FirstService Residential and under several franchise brands including California Closets, Paul Davis Restoration and CertaPro Painters.

The proposed Arrangement will be implemented through a court approved Plan of Arrangement and is subject to regulatory, court and shareholder approvals. The reorganization would result in two publicly traded entities with the Residential Real Estate Services and Property Services company named "FirstService Corporation", and FirstService renamed as "Colliers International Group Inc." Under the Arrangement, a FirstService shareholder will receive one New FSV Subordinate Voting Share or New FSV Multiple Voting Share for each FirstService Subordinate Voting Share or FirstService Multiple Voting Share held, respectively.

Basis of presentation

The Carve-out Combined Financial Statements, which are discussed below and have been prepared in connection with the Arrangement, present the historical carve-out combined financial position, results of operations, changes in net investment and cash flows of the Residential Real Estate Services and Property Services businesses of FirstService as they have been proposed to be carved out under the Arrangement into New FSV and as if operated as a stand-alone entity for the periods presented. The New FSV Carve-out Combined Financial Statements have been derived from the accounting records of FirstService on a carve-out basis. The Carve-out Combined Financial Statements have been prepared on a combined basis and the results do not necessarily reflect what New FSV's results of operations, financial position, or cash flows would have been had New FSV been a separate entity or future results in respect of New FSV as it is expected to exist on completion of the Arrangement. The basis of presentation is more fully described in Note 1 to the Carve-out Combined Financial Statements.

-K29-

Unless otherwise expressly provided, the historical financial information presented herein does not give effect to the Arrangement and associated transactions. Detailed information as to these proposed transactions and certain effects of these proposed transactions are included in the Circular under "The Arrangement".

Combined review

As at December 31, 2014, we employed approximately 15,000 people in more than 120 locations throughout Canada and the United States. We are North America's largest manager of residential communities and one of North America's largest providers of property services.

New FSV has two reportable operating segments: Residential Real Estate Services and Property Services. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

The Residential Real Estate Services ("RRE") segment operates under the brand name "FirstService Residential" and is a full-service property manager and in many markets provides a full range of ancillary services, including facility maintenance, janitorial, front-desk, swimming pool management, energy advisory, commercial association management, concierge services, resale processing, sales, leasing, landscaping and pest control. In most markets we also provide financial services (cash management and other transaction-related services, collections, specialized property insurance brokerage and energy retrofit financing) utilizing the scale of our operations to economically benefit clients. Ancillary services are provided under the following brands: American Pool Enterprises, American Leisure, Planned Companies, FirstService Financial, FS Energy and Superior Pool.

In our Property Services segment, we provide a variety of residential and commercial services in North America through franchise networks and company-owned locations. The principal brands in this division include Paul Davis Restoration, CertaPro Painters, California Closets, College Pro Painters, Pillar to Post Home Inspectors, Floorcoverings International and Service America.

Our combined revenues for 2014 were $1.13 billion, an increase of 9% over the prior year, attributable to a combination of internal growth and acquisitions. Both of our operating segments generated strong internal revenue growth.

We acquired controlling interests in eight businesses during 2014. The aggregate initial cash purchase price for these acquisitions was $16.7 million and was comprised of residential real estate services companies operating in the U.S. and the Paul Davis Restoration franchisor operating in Canada. We also acquired net non-controlling interests valued at $11.2 million, primarily in the Residential Real Estate Services segment. The purchase prices of these acquisitions were funded with cash on hand and borrowings.

In June 2013, our Residential Real Estate Services operations, which had operated as 18 separate brands in markets across North America, re-branded under the "FirstService Residential" name. The adoption of common branding was designed to signify our market leadership, our commitment to service excellence and to leverage our industry-leading strengths to the benefit of current and future clients.

Results of operations – 2014 versus 2013

Revenues were $1.13 billion for the year ended December 31, 2014, up 9% from 2013. The increase was due to internal growth of 7% and the positive impact of acquisitions of 2%.

2014 operating earnings increased 23% from the prior year to $45.6 million, while adjusted EBITDA decreased 5% to $75.0 million. Adjusted EBITDA and operating earnings for 2014 were impacted by approximately $9.0 million of incremental US employee medical costs in the RRE segment. Operating earnings for 2013 were impacted by $11.2 million of accelerated amortization of intangible assets, and $6.0 million of re-branding related costs, both related to our adoption of the "FirstService Residential" brand in the RRE segment.

Depreciation expense was $17.7 million in 2014, up 13% versus the prior year due to higher capital expenditures on leasehold improvements and information technology systems. Amortization expense was $8.7 million in 2014, down significantly as a result of accelerated amortization of intangible assets in 2013 which did not recur in 2014.

-K30-

Net interest expense in 2014 decreased 46% from the prior year, to $6.9 million, primarily attributable to lower interest rates on long-term debt allocated by FirstService to New FSV. Our weighted average interest rate decreased to 3.1% from 4.8% in the prior year, primarily as a result of the conversion of FirstService's 6.5% convertible subordinated debentures in late 2013.

Our combined income tax rate for the year ended December 31, 2014 was 32% versus 24% in 2013. The prior year's rate was impacted by several items, including losses not previously recognized and adjustments to tax liabilities of prior periods, which reduced the tax rate for 2013.

Net earnings for 2014 were $26.2 million, compared to $18.5 million in the prior year. The variance was primarily attributable to increased operating earnings on account of higher revenues in 2014 as well as the impact of accelerated amortization recorded in 2013.

In Residential Real Estate Services, 2014 revenues were $919.5 million, an increase of 9% compared to the prior year. Internal growth was 7% and was attributable to property management contract wins, while acquisitions contributed 2%. During the year, we acquired property management businesses operating in California, Texas, Minnesota and New York. This segment reported adjusted EBITDA of $45.6 million or 5.0% of revenues, relative to $53.2 million or 6.3% of revenues in the prior year. The 2014 results were impacted by (i) elevated employee medical benefits costs in the US amounting to approximately $9.0 million; we have redesigned our health plans and adjusted cost sharing with clients and employees effective January 1, 2015 with the expectation that costs will return to a historical burden rate for 2015 and future years and (ii) costs and a write off of accounts receivable totalling $1.9 million related to our homeowner fee collection operations as a result of recent changes in legislation. In mid-2013, the residential property management businesses within this segment re-branded as "FirstService Residential". Our 2013 results were impacted by investments in re-branding and related information technology enhancements totalling $6.0 million, as well as a $2.0 million charge taken in the third quarter to down-size our homeowner fee collection operations in line with current reduced volumes of delinquencies and changes in the regulatory environment in several states.

Our Property Services operations reported 2014 revenues of $212.5 million, an increase of 10% versus the prior year, comprised of internal growth of 8%, which was attributable to royalties from increased system-wide sales at our franchise brands, and acquisitions contributed 2% to growth. Acquisitions included a franchise system operating in Canada and California Closets stores operating in Florida and Illinois. Adjusted EBITDA was $37.8 million, up 13% relative to the prior year, with the margin increasing to 17.8% from 17.4% on account of operating leverage.

Corporate costs allocated by FirstService for 2014 were $8.4 million relative to $7.3 million in the prior year. The 2014 results were impacted by increased insurance costs.

Results of operations – 2013 versus 2012

Our revenues were $1.04 billion for the year ended December 31, 2013, up 11% relative to 2012. The increase was comprised of internal revenue growth of 10% and the positive impact of acquisitions of 1%.

Operating earnings were $37.1 million in 2013, down from $53.5 million in 2012, while adjusted EBITDA was flat at $78.9 million. Current year combined earnings were negatively impacted by $11.2 million of accelerated amortization of intangible assets and $6.0 million of re-branding related costs, both related to our adoption of the "FirstService Residential" brand in our Residential Real Estate Services operations.

Depreciation expense was $15.7 million relative to $13.7 million in the prior year. The increase was primarily attributable to increased investments in information technology systems in our Residential Real Estate Services operations.

Amortization expense was $23.6 million in 2013, and included accelerated amortization on (i) $11.2 million of legacy trademarks and trade names in our Residential Real Estate Services operations and (ii) $2.8 million of franchise rights in our Property Services segment.

Net interest expense increased to $12.8 million from $10.2 million in the prior year, primarily due to increased borrowing by FirstService to finance acquisitions. Interest expense on debt allocated by FirstService was calculated at FirstService's weighted average interest rate. Our weighted average interest rate decreased to 4.8% from 4.9% in the prior year.

-K31-

Our combined income tax rate for the year ended December 31, 2013 was 24% versus 29% in 2012. The 2013 tax rate was favorably impacted by losses not previously recognized and adjustments to tax liabilities for prior periods.

Net earnings were $18.5 million, compared to $30.8 million in the prior year. The change was primarily attributable to accelerated intangible asset amortization and Residential Real Estate Services re-branding costs noted above.

In Residential Real Estate Services, revenues were $845.0 million, an increase of 10% compared to the prior year. Internal growth was 9% and was attributable to property management contract wins, while recent acquisitions contributed 1%. During the year, we acquired three property management businesses operating in Missouri, Florida and Alberta. In mid-2013, the residential property management businesses within this segment re-branded as "FirstService Residential". This segment reported adjusted EBITDA of $52.7 million or 6.2% of revenues, relative to $56.3 million or 7.3% of revenues in the prior year. The decline in margin was largely attributable to investments in re-branding and related information technology enhancements totalling $6.0 million, as well as a $2.0 million charge taken in the third quarter to down-size our homeowner fee collection operations in line with current reduced volumes of delinquencies and changes in the regulatory environment in several states.

Our Property Services operations reported revenues of $193.1 million, an increase of 13% versus the prior year, comprised entirely of internal growth, which was attributable to royalties from increased system-wide sales at our franchise brands. Adjusted EBITDA was $33.5 million, up 13% relative to the prior year, with the margin increasing to 17.4% from 16.8% on account of operating leverage.

Corporate costs allocated by FirstService in connection with the carve-out process were $7.3 million relative to $6.1 million in the prior year. The 2013 cost increase was attributable to performance-based incentive compensation accruals which were based on increased adjusted EPS of FirstService, relative to the prior year.

Carve-out corporate costs

For the purposes of the Carve-out Combined Financial Statements, a portion of the corporate costs including salaries, stock-based compensation, costs associated with FirstService being a public company, and other administrative expenses were allocated to New FSV. These costs are shown under the "Corporate" heading in operating segment reporting (see note 17 to the Carve-out Combined Financial Statements) and totalled $10.7 million for 2014 (2013 - $9.2 million; 2012 - $7.7 million). The allocation was based on costs specifically identifiable with New FSV, and for shared resources such as employees the allocation was based on Management's best estimate. The allocated corporate costs are not necessarily indicative of corporate costs to be incurred by New FSV after completion of the Arrangement.

Selected annual information - last five years
(in thousands of US$)

	Year ended December 31
	2014	2013	2012	2011	2010

Operations
Revenues	$1,132,002	$1,038,087	$939,821	$857,201	$755,204
Operating earnings	45,621	37,083	53,478	38,674	44,862
Net earnings	26,192	18,452	30,765	24,157	27,409

Financial position
Total assets	$615,544	$610,297	$591,438	$566,972	$434,488
Long-term debt	239,357	225,425	216,370	174,150	115,428
Redeemable non-controlling interests	80,926	81,407	74,158	76,216	102,381
Total net investment	158,749	168,660	174,834	203,165	129,935

Other data
Adjusted EBITDA	$74,997	$78,913	$78,932	$70,565	$64,323

-K32-

Quarterly results - years ended December 31, 2014 and 2013
(in thousands of US$)

	Q1	Q2	Q3	Q4	Year

Year ended December 31, 2014
Revenues	$245,594	$292,205	$312,029	$282,174	$1,132,002
Operating earnings	1,627	19,118	20,004	4,872	45,621
Net earnings	967	19,420	13,602	(7,797)	26,192

Year ended December 31, 2013
Revenues	$229,250	$267,603	$282,761	$258,473	$1,038,087
Operating earnings	3,004	524	24,901	8,654	37,083
Net earnings	683	(204)	12,395	5,578	18,452

Other data
Adjusted EBITDA - 2014	$7,934	$25,362	$28,310	$13,391	$74,997
Adjusted EBITDA - 2013	$9,141	$21,867	$31,913	$15,992	$78,913

Operating outlook

We are committed to a long-term growth strategy that results in average internal revenue growth in the 5-10% range, combined with acquisitions to build each of our service platforms, resulting in targeted average annual growth in revenues, adjusted EBITDA and adjusted EPS in excess of 10%. Economic conditions will negatively or positively impact these percentage growth rates in any given year. Our income tax rate is expected to be in the 30 to 35% range.

In our Residential Real Estate Services segment, revenues are expected to grow at a low double digit percentage rate in 2015 from continuing new business wins, strong client retention and the full year impact of acquisitions completed during 2014. Operating margins for 2015 are expected to be higher than 2014, as (i) we have redesigned our US employee medical benefit plan and adjusted cost sharing with clients and employees effective January 1, 2015 with the expectation that costs will return to a historical burden rate for 2015 and future years and (ii) costs related to the homeowner fee collection operations experienced in 2014 are not expected to recur.

Our Property Services segment is expected to generate low double digit percentage growth in 2015 from increases in franchisee productivity, the addition of new franchisees, increases in sales at company-owned California Closets stores and the full year impact of acquisitions completed during 2014. Operating margins are expected to remain similar to 2014 levels.

Seasonality and quarterly fluctuations

Certain segments of the operations of New FSV are subject to seasonal variations. The seasonality of the service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the combined service mix.

The Residential Real Estate Services segment generates peak revenues and earnings in the third quarter, as seasonal ancillary swimming pool management revenues are earned. These operations reach a seasonal low point in the first quarter.

The Property Services segment includes outdoor painting franchise operations, which generate the majority of their revenues during the second and third quarters. These operations reach a seasonal low point in the first quarter.

Liquidity and capital resources

Historically, the liquidity requirements of the business which will form New FSV have been met through debt financing from FirstService and through cash generated from operations. At December 31, 2014, current and non-current debt allocated to us from FirstService totalled $239.4 million.

Under the Arrangement Agreement, New FSV has agreed to repay, immediately after the effectiveness of the Arrangement, all of the allocated debt that it owes to FirstService at that time. It is expected that New FSV will enter into a new revolving credit facility with a syndicate of lenders and will draw on this facility in order to repay a portion the allocated debt. It is expected that this new revolving credit facility will have a committed amount of $150 million, a 5 year term and bear interest at 1.25% to 2.50% over floating reference rates, depending on leverage ratios, and, in addition to funding the allocated debt, will be available to fund working capital requirements and other general corporate purposes.

-K33-

In January 2013, FirstService completed a private placement of $150 million in 3.84% Senior Notes with a twelve year term, due January 16, 2025 with a group of US institutional investors. The 3.84% Senior Notes are repayable in 5 equal annual instalments beginning on January 16, 2021. The full principal amount of these 3.84% Senior Notes will be assumed by New FSV under the Arrangement, and the interest rate will be 3.84% to 4.84%, depending on leverage ratios.

We generated cash flow from operating activities of $45.2 million for the year ended December 31, 2014, relative to $34.4 million in the prior year. Operating cash flow increased in 2014 primarily as result of improved collection of accounts receivable. We expect that cash flows from operations in 2015, together with cash on hand and availability under the new revolving credit facility, will be more than sufficient to fund New FSV's requirements for investments in working capital, fixed assets, business acquisitions and dividend payments.

During 2014, we invested cash in acquisitions as follows: an aggregate of $16.7 million (net of cash acquired) in eight new business acquisitions, $2.0 million in contingent consideration payments related to previously completed acquisitions, and $11.2 million in acquisitions of redeemable non-controlling interests ("RNCI").

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $6.7 million as at December 31, 2014 (December 31, 2013 - $2.2 million). The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable after the end of the contingency period, which extends to May 2016. We estimate that, based on current operating results, approximately 90% of the contingent consideration outstanding as of December 31, 2014 will ultimately be paid.

Capital expenditures for the year were $22.4 million (2013 - $16.7 million), which consisted primarily of office leasehold improvements in the RRE segment and investments in productivity-enhancing information technology systems in both operating segments.

Net indebtedness allocated by FirstService for purposes of the Carve-out Combined Financial Statements as at December 31, 2014 was $172.6 million, versus $139.1 million at December 31, 2013. Net indebtedness is calculated as the current and non-current portions of long-term debt less cash and cash equivalents. FirstService was in compliance with the covenants of its financing agreements as at December 31, 2014. New FSV expects to remain in compliance with such covenants going forward (being the new revolving credit facility described above and Senior Notes being assumed under the Arrangement).

The following table summarizes our contractual obligations as at December 31, 2014:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$237,695	$16,971	$70,724	$-	$150,000
Capital lease obligations	1,662	754	753	155	-
Contingent acquisition consideration	6,095	4,586	1,509	-	-
Operating leases	91,766	18,741	30,326	20,391	22,308

Total contractual obligations	$337,218	$41,052	$103,312	$20,546	$172,308

-K34-

At December 31, 2014, we had commercial commitments totaling $7.9 million comprised of letters of credit outstanding due to expire within one year.

To manage our insurance costs, we take on risk in the form of high deductibles on many of our coverages. We believe this step reduces overall insurance costs in the long term, but may cause fluctuations in the short term depending on the frequency and severity of insurance incidents.

In most operations where managers or employees are also non-controlling owners, New FSV is party to shareholders' agreements. These agreements allow us to "call" the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also "put" their interest to New FSV at the same price, with certain limitations including (i) the inability to "put" more than 50% of their holdings in any twelve-month period and (ii) the inability to "put" any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be. The total value of the RNCI (the "redemption amount"), as calculated in accordance with shareholders' agreements, was as follows.

	December 31	December 31
(in thousands of US$)	2014	2013

Residential Real Estate Services	59,466	64,312
Property Services	20,605	15,920
	$80,071	$80,232

The amount recorded on our balance sheet under the caption "redeemable non-controlling interests" is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at December 31, 2014, the RNCI recorded on the balance sheet was $80.9 million. The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares.

Discussion of critical accounting estimates and judgments

Critical accounting estimates are those that management deems to be most important to the portrayal of our financial condition and results of operations, and that require management's most difficult, subjective or complex judgments, due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified four critical accounting estimates: determination of fair values of assets acquired and liabilities assumed in business combinations, impairment testing of the carrying value of goodwill, quantification of uncertain income tax positions, and the collectability of accounts receivable.

The determination of fair values of assets acquired and liabilities assumed in business combinations requires the use of estimates and judgment by management, particularly in determining fair values of intangible assets acquired. For example, if different assumptions were used regarding the profitability and expected attrition rates of acquired customer relationships, different amounts of intangible assets and related amortization could be reported.

Goodwill impairment testing involves assessing whether events have occurred that would indicate potential impairment and making estimates concerning the fair values of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. We have five reporting units determined with reference to service type, customer type, service delivery model and geography. Goodwill is attributed to the reporting units at the time of acquisition. Estimates of fair value can be impacted by sudden changes in the business environment, prolonged economic downturns or declines in the market value of our shares and therefore require significant management judgment in their determination. When events have occurred that which would suggest a potential decrease in fair value, the determination of fair value is done with reference to a discounted cash flow model which requires management to make certain estimates. The most sensitive estimates are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value.

In the ordinary course of business, there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination by tax authorities based upon an evaluation of the facts and circumstances at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a tax authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.

-K35-

Accounts receivable allowances are determined using a combination of historical experience, current information, and management judgment. Actual collections may differ from our estimates. A 10% increase in the accounts receivable allowance would increase bad debt expense by $1.0 million.

Reconciliation of non-U.S. GAAP financial measures

In this MD&A, we make reference to "adjusted EBITDA" which is a financial measure not calculated in accordance with U.S. GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items and (vi) stock-based compensation expense. New FSV uses adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the overall enterprise valuation of New FSV and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because New FSV believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. New FSV believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under U.S. GAAP, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with U.S. GAAP. This method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Year ended
(in thousands of US$)	December 31
	2014	2013	2012
Net earnings	$26,192	$18,452	$30,765
Income tax	12,242	5,785	12,722
Other expense (income)	255	20	(245)
Interest expense, net	6,932	12,826	10,236
Operating earnings	45,621	37,083	53,478
Depreciation and amortization	26,474	39,316	23,851
Acquisition-related items	1,183	655	166
Stock-based compensation expense	1,719	1,859	1,437
Adjusted EBITDA	$74,997	$78,913	$78,932

We believe that the presentation of adjusted EBITDA, which is a non-U.S. GAAP financial measure, provides important supplemental information to management and investors regarding financial and business trends relating to the financial condition and results of operations of New FSV. We use this non-U.S. GAAP financial measure when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of New FSV. Adjusted EBITDA is not calculated in accordance with U.S. GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with U.S. GAAP. Non-U.S. GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with U.S. GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under U.S. GAAP.

-K36-

Impact of recently issued accounting standards

In April 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This ASU changes the threshold for reporting discontinued operations and adds new disclosures. This ASU is effective for the New FSV on January 1, 2015. We expect that the adoption of this ASU will result in fewer disposals of businesses to be reported as discontinued operations.

In May 2014, FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and International Financial Reporting Standards ("IFRS") and is effective for New FSV on January 1, 2017. We are currently assessing the impact of this ASU on our financial position and results of operations.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt International Financial Reporting Standards ("IFRS"). Under the rules of the CSA, New FSV is permitted to prepare its financial statements in accordance with U.S. GAAP and, as a result, did not adopt IFRS on January 1, 2011.

Risks and risk management

In the normal course of business, we will be exposed to operating and financial risks that may potentially impact our operating results. We employ risk management strategies with a view to mitigating certain of these risks. These risk management strategies, and the associated risks, are summarized below. For a further discussion of these and certain other risks affecting our business, see "Risk Factors" in Appendix "I" to the Circular.

Economic conditions, especially as they relate to credit conditions and consumer spending

During periods of economic slowdown or contraction, our business is impacted directly. Consumer spending directly impacts our Property Services operations businesses because as consumers spend less on property services, our revenues decline. These factors could also negatively impact the timing or the ultimate collection of accounts receivable, which would negatively impact our operating revenues, profitability and cash flow.

Our Property Services business is primarily conducted using a franchising operating model, which has low fixed operating costs. In the event of an economic contraction, steps can be quickly taken to reduce variable costs to adjust to lower revenues.

Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions

We provide various services at residential properties. Property values and consumer confidence are strongly correlated with demand for our services, including painting, closet installation, general maintenance, collections and resale processing.

Our business is diversified across several market segments and geographic territories across North America, serving to temper the effects of residential real estate cycles on our combined results. Continued diversification strategies such as expanding our customer base, broadening product offerings and expanding our geographic reach are expected to moderate residential real estate cycle impacts.

Extreme weather conditions impact demand for our services or our ability to perform those services

Natural disasters, such as hurricanes, can have a direct impact on our operations. These events damage property, which require various services that our companies offer such as restoration and large-scale landscaping. They may also harm our employees, systems, facilities and franchisees, resulting in an inability to serve clients and generate revenues.

We have disaster recovery plans in place at our operations to protect employees and computer systems. Our geographic diversification reduces the expected impact of any given extreme weather event on the business overall.

Unexpected increases in operating costs, such as insurance, workers' compensation, and health care

-K37-

As a services company, the costs of providing services to our customers can fluctuate. Certain operating costs, such as insurance, workers' compensation and health care are based on market rates which we cannot control and, absent an offsetting price increase in our services, have a direct impact on our operating margins.

We endeavor to closely monitor increases in these operating costs, such that changes are considered when contemplating pricing on client contracts. We also endeavor to obtain the most cost-effective pricing and plan design for these items, which may include self-insurance.

Changes in the frequency or severity of insurance incidents relative to our historical experience

Adverse changes in claims experience could increase our insurance costs and/or increase the risk of being unable to renew insurance coverage at our operations. In each of our operating segments, we effectively self-insure certain risks, with a layer of third-party insurance for catastrophic claims. An increase in the frequency or severity of claims in these areas could materially affect our financial position and results of operations. There can be no assurance that we will be able to obtain insurance coverage on favourable economic terms in the future.

We have risk management protocols in place that are designed, among other things, to ensure safe workplace practices for our employees and to ensure our client contracts provide equitable limits on our exposure to claims. We engage insurance consultants to assist us in obtaining appropriate insurance coverage at cost-effective rates.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes.

Transactions with related parties

The Plan of Arrangement states that New FSV and FirstService enter into a transition agreement that will take effect if the transaction is approved. This agreement will outline the settlement of carve-out balances that become third party balances at the date of the transaction. Outstanding balances between New FSV and FirstService (other than long-term debt) have been reflected in the Net Investment account in the New FSV Carve-out Combined Financial Statements.

During the year ended December 31, 2014, New FSV paid its Commercial Real Estate Services affiliates fees for leasing advisory services totalling $0.4 million (2013 - $0.8 million; 2012 - $0.6 million).

Off-balance sheet arrangements

New FSV does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition.

Legal and other contingencies

Due to the size, complexity and nature of our operations, various legal matters are pending. Exposure to these claims is mitigated through levels of insurance coverage considered appropriate by management and by active management of these matters. In the opinion of management, none of these matters will have a material effect on combined financial position or results of operations of New FSV.

Outstanding share data

Immediately following the completion of the Arrangement, the authorized capital of New FSV will consist of an unlimited number of preference shares, issuable in series, an unlimited number of New FSV Subordinate Voting Shares and an unlimited number of New FSV Multiple Voting Shares. Furthermore, New FSV will have the same number of outstanding New FSV Subordinate Voting Shares and New FSV Multiple Voting Shares as FirstService, which at the date hereof, is 34,644,911 FirstService Subordinate Voting Shares and 1,325,694 FirstService Multiple Voting Shares. In addition, the same number of New FSV Subordinate Voting Shares will be issuable upon exercise of options granted under the New FSV Stock Option Plan (being, at the date hereof, is 1,656,250 FirstService Subordinate Voting Shares).

Responsibility of management and the board of directors

Management is responsible for the information disclosed in this MD&A and the accompanying Carve-out Combined Financial Statements, and has in place appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is materially complete and reliable. In addition, FirstService's Audit Committee, on behalf of the Board of Directors of FirstService, provides an oversight role with respect to all public financial disclosures made by FirstService, and has reviewed and approved this MD&A and the accompanying Carve-out Combined Financial Statements. The Audit Committee of FirstService is also responsible for determining that management fulfills its responsibilities in the financial control of operations, including disclosure controls and procedures and internal control over financial reporting.

-K38-

Note to readers

Until the Arrangement is effected, New FSV will have no assets or liabilities, will conduct no operations and will not issue any shares in its capital stock. Pursuant to the Arrangement, FSV Holdco will become a wholly-owned subsidiary of New FSV, FSV Holdco will be wound-up into New FSV and New FSV will change its name to "FirstService Corporation", which will be a public corporation independent from FirstService.

Unless otherwise indicated, the disclosure in this MD&A has been prepared assuming that the Arrangement has been effected and that New FSV was a stand-alone entity for all historical periods described. Where reference is made to historical financial information of New FSV in this MD&A, it is the historical financial information of the Residential Real Estate Services and Property Services businesses of FirstService as they have been proposed to be carved out under the Arrangement into New FSV and as if operated as a stand-alone entity for the periods presented. The historical financial information included in this MD&A does not necessarily reflect what New FSV's results of operations, financial position or cash flows would have been had New FSV been a stand-alone entity during the periods presented. See "Risk Factors" in Appendix "I" to the Circular.

Forward-looking information

This MD&A contains information that constitutes "forward-looking information" within the meaning of applicable securities laws. Information included in this MD&A that is not a statement of historical fact is forward-looking information. When used in this MD&A, words such as "plans", "intends", "outlook", "expects", "anticipates", "estimates", "believes", "likely", "should", "could", "will", "may" and similar expressions are intended to identify statements containing forward-looking information. In developing the forward-looking information in this MD&A, we have made certain assumptions with respect to general economic and industry growth rates, currency exchange and interest rates, competitive intensity and shareholder and regulatory approvals. As noted under "Note to readers", we have also assumed, unless the context otherwise requires, that the Arrangement has been effected and that New FSV has become an independent, public corporation for all historical periods described.

Forward-looking information involves known and unknown risks and uncertainties and other factors, which may cause or contribute to actual results of New FSV that are materially different from any future results, performance or achievements expressed or implied by such forward-looking information, including, but not limited to, risks and uncertainties related to: the unreliability of historical financial information of FirstService as an indicator of historical or future results of New FSV; potential tax liabilities if the requirements of the tax-deferred spinoff rules are not met; obtaining financing on a stand-alone basis; there being no market for our shares and the potential for any market that may develop being volatile; sales of a substantial number of our shares; economic conditions, especially as they relate to credit conditions and consumer spending; residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions; extreme weather conditions impacting demand for our services or our ability to perform those services; competition in the markets served by New FSV; labour shortages or increases in wage and benefit costs; the effects of changes in interest rates on our cost of borrowing; unexpected increases in operating costs, such as insurance, workers' compensation, health care and fuel prices; changes in the frequency or severity of insurance incidents relative to our historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar denominated revenues and expenses; our ability to make acquisitions at reasonable prices and successfully integrate acquired operations; political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business; and changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

-K39-

The foregoing factors should not be considered as exhaustive. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate at the time of preparation, may prove to be incorrect. For a further discussion of factors that could cause actual results to differ materially from the forward-looking information, see the risk factors discussed under "Risk Factors" in the Circular and under "Risk Factors" in Appendix "I" to the Circular as well as "Forward-Looking Information" in the Circular. Readers are cautioned that the actual results achieved will vary from the information provided herein and that such variations may be material. Consequently, there are no representations by either FirstService or New FSV that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the statements containing forward-looking information that are included in this MD&A are made as of the date specified above, and neither FirstService nor New FSV undertakes any obligation, except as required by applicable securities legislation, to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. All forward-looking statements are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. The forward-looking information contained herein is expressly qualified by this cautionary statement.

-K40-

APPENDIX "L"

PRO FORMA FINANCIAL STATEMENTS OF NEW FSV

NEW FSV

PRO FORMA COMBINED FINANCIAL STATEMENTS

(unaudited)

Year ended December 31, 2014

-L1-

NEW FSV
PRO FORMA COMBINED STATEMENT OF EARNINGS
(Unaudited)
(in thousands of US dollars, except per share amounts)

	Year ended December 31, 2014
	New	Add(deduct)		New
	FSV	pro forma		FSV
	carve-out	adjustments	Note 2	pro forma

Revenues	$1,132,002	$-		$1,132,002

Cost of revenues	800,046	-		800,046
Selling, general and administrative expenses	258,678	-		258,678

Depreciation	17,730	-		17,730
Amortization of intangible assets	8,744	-		8,744
Acquisition-related items	1,183	-		1,183
Operating earnings	45,621	-		45,621

Interest expense, net	6,932	-		6,932
Other income, net	255	-		255
Earnings before income tax	38,434	-		38,434
Income tax	12,242	-		12,242
Net earnings	26,192	-		26,192

Non-controlling interest share of earnings	3,105	-		3,105
Non-controlling interest redemption increment	10,117	-		10,117
Net earnings attributable to New FSV	$12,970	$-		$12,970

Net earnings per common share			A

Basic	$0.36			$0.36

Diluted	0.36			0.36

Weighted average common shares outstanding
Basic	35,917			35,917
Dilutive effect of stock options	392			392
Diluted	36,309			36,309

-L2-

NEW FSV
PRO FORMA COMBINED BALANCE SHEET
(Unaudited)
(in thousands of US dollars)

	December 31, 2014
	New	Add(deduct)		New
	FSV	pro forma		FSV
	carve-out	adjustments	Note 2	pro forma
Assets
Current Assets
Cash and cash equivalents	$66,790	$-	D	$66,790
Restricted cash	3,657	-		3,657
Accounts receivable, net of allowance	115,143	-		115,143
Income tax recoverable	16,262	-		16,262
Inventories	9,489	-		9,489
Prepaid expenses and other current assets	20,715	-		20,715
Deferred income tax	18,667	-		18,667
	250,723	-		250,723

Other receivables	4,581	-		4,581
Other assets	155	-		155
Fixed assets	55,203	-		55,203
Deferred income tax	4,572	-		4,572
Intangible assets	82,877	-		82,877
Goodwill	217,433	-		217,433
	364,821	-		364,821
	$615,544	$-		$615,544

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$24,687	$1,000	B	$25,687
Accrued liabilities	55,563	-		55,563
Income taxes payable	5,650	-		5,650
Unearned revenues	16,079	-		16,079
Long-term debt - current	17,725	-	D	17,725
Contingent acquisition consideration - current	4,586	-		4,586
Deferred income tax	1,804	-		1,804
	126,094	1,000		127,094

Long-term debt - non-current	221,632	-	D	221,632
Contingent acquisition consideration	1,509	-		1,509
Other liabilities	12,398	-		12,398
Deferred income tax	14,236	-		14,236
	249,775	-		249,775
Redeemable non-controlling interests	80,926	-		80,926

Shareholders' equity
Contributed surplus	-	157,498	C	157,498
Retained earnings (deficit)	-	(1,000)	B	(1,000)
FirstService's net investment	157,498	(157,498)	C	-
Accumulated other comprehensive earnings	1,251	-		1,251
Total shareholders' equity	158,749	(1,000)		157,749
	$615,544	$-		$615,544

-L3-

NEW FSV
PRO FORMA COMBINED STATEMENT OF CASH FLOW FROM OPERATING ACTIVITIES
(Unaudited)
(in thousands of US dollars)

	Year ended December 31, 2014

	New	Add(deduct)		New
	FSV	pro forma		FSV
	carve-out	adjustments	Note 2	pro forma
Cash provided by (used in)

Operating activities
Net earnings	$26,192	$-		$26,192

Items not affecting cash:
Depreciation and amortization	26,474	-		26,474
Deferred income tax	(2,479)	-		(2,479)
Other	2,056	-		2,056

Changes in non-cash working capital:
Accounts receivable	3,231	-		3,231
Inventories	72	-		72
Prepaid expenses and other current assets	(3,327)	-		(3,327)
Payables and accruals	(8,164)	-		(8,164)
Unearned revenues	741	-		741
Other liabilities	660	-		660
Contingent acquisition consideration	(279)	-		(279)
Net cash provided by operating activities	$45,177	$-		$45,177

-L4-

NEW FSV

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

(Unaudited)

(in thousands of US dollars)

1.	Background and basis of presentation

On March 11, 2015, the Board of Directors of FirstService Corporation ("FirstService") unanimously approved a proposal to split FirstService into two independent public companies, being (i) a Commercial Real Estate Services company operating principally as Colliers International and (ii) a Residential Real Estate Services and Property Services company operating principally as FirstService Residential and several franchise brand companies including California Closets, Paul Davis Restoration and CertaPro Painters.

The proposed corporate reorganization (the "Arrangement") would be implemented through a court approved plan of arrangement and is subject to shareholder approval. The reorganization would result in two publicly traded entities with the Residential Real Estate Services and Property Services company named FirstService Corporation ("New FSV"), and FirstService renamed as Colliers International Group Inc. FirstService shareholders would receive one New FSV Multiple Voting Share or Subordinate Voting Share for each FirstService Multiple Voting Share or Subordinate Voting Share held, respectively.

The unaudited pro forma combined financial statements for the year ended December 31, 2014 have been prepared from the audited New FSV Carve-out Combined Financial Statements for the year ended December 31, 2014, which are included elsewhere in this Circular. The carve-out combined financial statements were derived from the historical accounting records of FirstService on a carve-out basis and therefore include allocations of certain expenses. These allocated costs may not be representative of the costs that may be incurred in the future as an independent, publicly-traded company.

These unaudited pro forma combined financial statements should be read in conjunction with the FirstService audited Consolidated Financial Statements for the year ended December 31, 2014 and the related Management's Discussion and Analysis as well as the New FSV audited Carve-out Combined Financial Statements for the year ended December 31, 2014 and the related Management's Discussion and Analysis.

These unaudited pro forma combined financial statements are for illustrative and information purposes only and may not be indicative of the results that actually would have occurred if the Arrangement had been in effect on the dates indicated or of the results that may be obtained in the future. In addition to the pro forma adjustments to the historical carve-out combined financial statements, various other factors may have an effect on the financial condition and results of operations after the completion of the Arrangement.

The unaudited pro forma combined balance sheet gives effect to the Arrangement as if it had taken place on December 31, 2014. The unaudited pro forma combined statement of earnings gives effect to the Arrangement as if it had taken place on January 1, 2014. Note 2 outlines the pro forma assumptions and adjustments that have been made. Pro forma adjustments to the carve-out combined statement of earnings give effect to events that are directly attributable to the Arrangement, expected to have a continuing impact on New FSV, and are factually supportable. Pro forma adjustments to the carve-out combined balance sheet are based on the best information available as of the date of this Circular.

For the fiscal year ended December 31, 2014, FirstService allocated corporate general and administrative expenses of $10,680 to New FSV. Corporate general and administrative expenses include costs related to finance, legal, treasury, insurance, corporate development and costs associated with being a public company. Effective with the Arrangement, New FSV will assume responsibility for all of these functions and related costs.

New FSV expects that its corporate general and administrative expenses will increase approximately $900 in 2015 compared to 2014 on account of additional costs required to function as an independent public company. No pro forma adjustments have been made to the statement of earnings to reflect the incremental expenses described in this paragraph.

-L5-

2.	Pro forma assumptions and adjustments

A.	Pro forma net basic and diluted earnings per common share is calculated using the same weighted average number of pre-arrangement FirstService basic and diluted common shares (Multiple Voting Shares and Subordinate Voting Shares) outstanding as at December 31, 2014 because the New FSV shares will be issued on a one-for-one basis.

B.	Adjustment to increase accounts payable to accrue for the New FSV share of the estimated transaction costs to complete the Arrangement. This results from the Pro Forma Combined Balance Sheet giving effect to the Arrangement as of December 31, 2014.

C.	The amount of the FirstService net investment in New FSV, which was recorded by New FSV as FirstService's net investment in its Carve-out Combined Financial Statements, is reclassified to contributed surplus. FirstService's net investment in New FSV is subject to amendment in accordance with any adjustments arising from the transition agreement to achieve New FSV's new capital structure post-split.

D.	The New FSV long-term debt balance is subject to amendment at the time of the Arrangement in accordance with any adjustments arising from the transition agreement to achieve New FSV's new capital structure post-split.

-L6-

APPENDIX "M"

PRO FORMA FINANCIAL STATEMENTS OF COLLIERS

FIRSTSERVICE CORPORATION

(to be renamed COLLIERS INTERNATIONAL GROUP INC.)

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Year ended December 31, 2014

-M1-

FIRSTSERVICE CORPORATION (to be renamed COLLIERS INTERNATIONAL GROUP INC.)
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
(Unaudited)
(in thousands of US dollars, except per share amounts)

	Year ended December 31, 2014
	FirstService	Deduct New	Add(deduct)
	pre-	FSV	pro forma		Colliers
	arrangement	carve-out	adjustments	Note 2	pro forma

Revenues	$2,714,273	$1,132,002	$-		$1,582,271

Cost of revenues	1,747,175	800,046	-		947,129
Selling, general and administrative expenses	758,436	258,678	-		499,758
Depreciation	38,117	17,730	-		20,387
Amortization of intangible assets	24,293	8,744	-		15,549
Acquisition-related items	11,825	1,183	-		10,642
Operating earnings	134,427	45,621	-		88,806

Interest expense, net	14,237	6,932	-		7,305
Other income, net	(1,008)	255	-		(1,263)
Earnings before income tax	121,198	38,434	-		82,764
Income tax	31,799	12,242	5,700	A	25,257
Net earnings from continuing operations	89,399	26,192	(5,700)		57,507

Net earnings from discontinued operations,
net of income tax	1,537	-	-		1,537
Net earnings	90,936	26,192	(5,700)		59,044

Non-controlling interest share of earnings	28,200	3,105	-		25,095
Non-controlling interest redemption increment	19,420	10,117	-		9,303
Net earnings attributable to Company	$43,316	$12,970	$(5,700)		$24,646

Net earnings per common share				C

Basic
Continuing operations	$1.16				$0.64
Discontinued operations	0.04				0.04
	$1.20				$0.69

Diluted
Continuing operations	$1.15				$0.64
Discontinued operations	0.04				0.04
	$1.19				$0.68

Weighted average common shares outstanding
Basic	35,917				35,917
Dilutive effects of stock options	392				392
Diluted	36,309				36,309

-M2-

FIRSTSERVICE CORPORATION (to be renamed COLLIERS INTERNATIONAL GROUP INC.)
PRO FORMA CONSOLIDATED BALANCE SHEET
(Unaudited) (in thousands of US dollars)

	December 31, 2014
	FirstService	Deduct New	Add(deduct)
	pre-	FSV	pro forma		Colliers
	arrangement	carve-out	adjustments	Note 2	pro forma
Assets
Current Assets
Cash and cash equivalents	$156,793	$66,790	$239,357	E	$329,360
Restricted cash	3,657	3,657	-		-
Accounts receivable, net of allowance	409,317	115,143	-		294,174
Income tax recoverable	29,303	16,262	-		13,041
Inventories	18,950	9,489	-		9,461
Prepaid expenses and other current assets	44,176	20,715	-		23,461
Deferred income tax	45,623	18,667	-		26,956
	707,819	250,723	239,357		696,453

Other receivables	6,845	4,581	-		2,264
Other assets	19,487	155	-		19,332
Fixed assets	120,394	55,203	-		65,191
Deferred income tax	83,639	4,572	-		79,067
Intangible assets	197,689	82,877	-		114,812
Goodwill	503,554	217,433	-		286,121
	931,608	364,821	-		566,787
	$1,639,427	$615,544	$239,357		$1,263,240

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$107,349	$24,687	$9,000	B	$91,662
Accrued liabilities	434,819	55,563	-		379,256
Income taxes payable	15,249	5,650	-		9,599
Unearned revenues	23,571	16,079	-		7,492
Long-term debt - current	36,396	17,725	17,725	E	36,396
Contingent acquisition consideration - current	10,971	4,586	-		6,385
Deferred income tax	1,804	1,804	-		-
	630,159	126,094	26,725		530,790

Long-term debt - non-current	456,952	221,632	221,632	E	456,952
Contingent acquisition consideration	16,165	1,509	-		14,656
Other liabilities	35,739	12,398	-		23,341
Deferred income tax	36,205	14,236	-		21,969
	545,061	249,775	221,632		516,918
Redeemable non-controlling interests	230,992	80,926	-		150,066

Shareholders' equity
Common shares	310,401	-	-		310,401
Contributed surplus	46,931	-	-		46,931
Deficit	(118,242)	-	(9,000)	B	(284,740)
			(157,498)	D
FirstService's net investment	-	157,498	157,498	D	-
Accumulated other comprehensive earnings	(13,887)	1,251	-		(15,138)
Total Company shareholders' equity	225,203	158,749	(9,000)		57,454
Non-controlling interests	8,012	-	-		8,012
Total shareholders' equity	233,215	158,749	(9,000)		65,466
	$1,639,427	$615,544	$239,357		$1,263,240

-M3-

FIRSTSERVICE CORPORATION (to be renamed COLLIERS INTERNATIONAL GROUP INC.)
PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOW FROM OPERATING ACTIVITIES
(Unaudited)
(in thousands of US dollars)

	Year ended December 31, 2014

	FirstService	Deduct New	Add(deduct)
	pre-	FSV	pro forma		Colliers
arrangement		carve-out	adjustments	Note 2	pro forma
Cash provided by (used in)

Operating activities
Net earnings	$90,936	$26,192	$-		$64,744
NCI share of earnings from discontinued operations	321	-			321

Items not affecting cash:
Depreciation and amortization	62,516	26,474	-		36,042
Deferred income tax	(991)	(2,479)	-		1,488
Other	(1,999)	2,056	-		(4,055)

Changes in non-cash working capital:
Accounts receivable	(22,052)	3,231	-		(25,283)
Inventories	(3,415)	72	-		(3,487)
Prepaid expenses and other current assets	(4,704)	(3,327)	-		(1,377)
Payables and accruals	55,792	(8,164)	-		63,956
Unearned revenues	3,625	741	-		2,884
Other liabilities	(897)	660	-		(1,557)
Contingent acquisition consideration	(20,064)	(279)	-		(19,785)
Net cash provided by operating activities	$159,068	$45,177	$-		$113,891

-M4-

FIRSTSERVICE CORPORATION (to be renamed COLLIERS INTERNATIONAL GROUP INC.)

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(in thousands of US dollars)

1.	Background and basis of presentation

On March 11, 2015, the Board of Directors of FirstService Corporation ("FirstService") unanimously approved a proposal to split FirstService into two independent companies, being (i) a Commercial Real Estate Services company operating principally as Colliers International and (ii) a Residential Real Estate Services and Property Services company operating principally as FirstService Residential and several franchise brand companies including California Closets, Paul Davis Restoration and CertaPro Painters.

The proposed corporate reorganization (the "Arrangement") would be implemented through a court approved plan of arrangement and is subject to shareholder approval. The reorganization would result in two publicly traded entities with the Residential Real Estate Services and Property Services company named FirstService Corporation ("New FSV"), and FirstService renamed as Colliers International Group Inc. ("Colliers"). FirstService shareholders would receive one New FSV Multiple Voting Share or Subordinate Voting Share for each FirstService Multiple Voting Share or Subordinate Voting Share held, respectively.

The unaudited pro forma consolidated statement of earnings for the year ended December 31, 2014 has been prepared from the FirstService audited Consolidated Financial Statements for the year ended December 31, 2014, as well as the audited New FSV Carve-out Combined Financial Statements for the year ended December 31, 2014 which are both included elsewhere in this Circular. The New FSV carve-out combined financial statements were derived from the accounting records of FirstService on a carve-out basis and therefore include allocated costs, which may not be representative of the costs that may be incurred in the future as an independent, publicly-traded company.

These unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with the FirstService audited Consolidated Financial Statements for the year ended December 31, 2014 and related Management's Discussion and Analysis, as well as the audited New FSV Carve-out Combined Financial Statements for the year ended December 31, 2014 and related Management's Discussion and Analysis, included elsewhere in this Circular.

These unaudited pro forma consolidated financial statements are for illustrative and information purposes only and may not be indicative of the results that actually would have occurred if the Arrangement had been in effect on the dates indicated or of the results that may be obtained in the future. In addition to the pro forma adjustments to the historical carve-out combined financial statements, various other factors may have an effect on the financial condition and results of operations after the completion of the Arrangement.

The unaudited pro forma consolidated balance sheet gives effect to the Arrangement as if it had taken place on December 31, 2014. The unaudited pro forma consolidated statement of earnings gives effect to the Arrangement as if it had taken place on January 1, 2014, the beginning of the most recent fiscal year for which audited New FSV Carve-out Combined Financial Statements are available. Note 2 outlines the pro forma assumptions and adjustments that have been made.

For the fiscal year ended December 31, 2014 New FSV was allocated corporate general and administrative expenses of $10,680. Corporate general and administrative expenses include costs related to finance, legal, treasury, insurance, corporate development and costs associated with being a public company. Effective with the Arrangement, New FSV will assume responsibility for all of these functions and related costs.

Colliers expects that its corporate general and administrative expenses will increase approximately $1,300 in 2015 compared to 2014 on account of incremental costs required to function as an independent public company. No pro forma adjustments have been made to the statement of earnings to reflect the incremental expenses described in this paragraph.

-M5-

2.	Pro forma assumptions and adjustments

A.	Pro forma adjustment to income tax expense to reflect new legal and corporate structure after completion of the Arrangement.

B.	Adjustments to increase accounts payable to accrue for the Colliers share of the estimated transaction costs to complete the Arrangement. This results from the Pro Forma Consolidated Balance Sheet giving effect to the Arrangement as of December 31, 2014.

C.	Pro forma net basic and diluted earnings per common share is calculated using the same weighted average number of pre-arrangement FirstService basic and diluted common shares (Multiple Voting Shares and Subordinate Voting Shares) outstanding as at December 31, 2014.

D.	The amount of the FirstService net investment in New FSV, which was recorded by New FSV as FirstService's net investment in its Carve-out Combined Financial Statements, is reclassified to retained earnings. FirstService's net investment in New FSV is subject to amendment in accordance with any adjustments arising from the transition agreement to achieve New FSV's new capital structure post-split.

E.	Colliers will retain the legal obligation associated with its long-term debt. The long-term debt attributed to New FSV for carve-out purposes will be paid to FirstService from the issuance of long-term debt by New FSV. The amount received from New FSV is subject to amendment at the time of the Arrangement in accordance with any adjustments arising from the transition agreement to achieve New FSV's new capital structure post-split.

-M6-

APPENDIX "N"

SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO) –

DISSENT RIGHTS

Rights of dissenting shareholders

185. (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)	amalgamate with another corporation under sections 175 and 176;

(d)	be continued under the laws of another jurisdiction under section 181; or

(e)	sell, lease or exchange all or substantially all its property under subsection 184(3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

Idem

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)	clause 170(1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)	subsection 170(5) or (6).

One class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Exception

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)	amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)	deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

Shareholder's right to be paid fair value

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

-N1-

No partial dissent

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

Idem

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

Notice of adoption of resolution

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

Idem

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

Demand for payment of fair value

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)	the shareholder's name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

Certificates to be sent in

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Idem

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

Endorsement on certificate

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

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Rights of dissenting shareholder

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)	the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)	the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)	the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8), in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

Offer to pay

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)	a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

Idem

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Application to court to fix fair value

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

Idem

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

-N3-

Idem

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

Costs

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

Notice to shareholders

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)	has sent to the corporation the notice referred to in subsection (10); and

(b)	has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

Parties joined

(23) All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

Idem

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

Appraisers

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22)(a) and (b).

Interest

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

-N4-

Where corporation unable to pay

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)	withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Idem

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)	the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

Court order

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

Commission may appear

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

-N5-

APPENDIX "O"

INFORMATION RELATING TO ANNUAL MEETING MATTERS

NOTICE TO READER	O2
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	O2
Board Composition	O2
Executive Composition	O3
Board Equity Ownership Policy	O4
Board and Committee Process	O4
Proportionate Representation	O5
Board Committees	O5
Board Evaluation and Peer Review	O7
Attendance	O8
EXECUTIVE COMPENSATION	O8
Compensation of Named Executive Officers	O8
NEO Outstanding Option-Based Awards	O9
Incentive Award Plans of FirstService	O10
Incentive Award Plans of Colliers International	O14
Equity Compensation Plan Information	O15
FirstService MSA	O16
Executive Equity Ownership Policy	O17
Incentive Compensation Reimbursement Policy	O17
Compensation Discussion and Analysis	O17
Termination and Change of Control Benefits	O22
Compensation of Directors	O23
Performance Graph	O26

-O1-

NOTICE TO READER

Unless the context otherwise requires, capitalized terms used in this Appendix "O" that are not defined herein have the meanings ascribed to such terms in the section entitled "Glossary of Terms" in the Circular.

This Appendix "O" contains certain information regarding FirstService as exists prior to the completion of the Arrangement. For additional information, readers are encouraged to read this Circular in its entirety, including, without limitation, the information contained under the heading "Information Concerning FirstService Pre-Arrangement" and the documents referred to in, and the information contained under, the heading "Information Concerning FirstService Pre-Arrangement – Documents Incorporated by Reference" in this Circular.

Unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to "US$" are to United States dollars and all references to "$" or "C$" are to Canadian dollars. Unless otherwise indicated, all financial statements and information included in, or incorporated by reference into, this Appendix "O" is determined using U.S. GAAP.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board considers good corporate governance practices to be an important factor in the overall success of FirstService. Under National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance Guidelines Practices (collectively, the "Corporate Governance Rules"), FirstService is required to disclose information relating to its corporate governance practices as set out below. FirstService is committed to adopting and adhering to corporate governance practices that either meet or exceed applicable corporate governance standards. FirstService believes that its corporate governance practices should be compared to the highest standards currently in force and applicable to it as well as to best market practices.

In addition, FirstService believes that director, officer and employee honesty and integrity are important factors in ensuring good corporate governance, which in turn improves corporate performance and benefits all shareholders. To that end, the Board has adopted a Code of Ethics and Conduct, which code applies to all directors, officers and employees of FirstService and its subsidiaries, and a Financial Management Code of Ethics and Conduct, which code applies to officers, senior management and senior financial and accounting personnel of FirstService and its subsidiaries. The Code of Ethics and Conduct and the Financial Management Code of Ethics and Conduct can each be viewed on FirstService's website (www.firstservice.com). Any deviations from the Code of Ethics and Conduct are required to be reported to an employee's supervisor and, if appropriate, FirstService's Chief Financial Officer and the Board. Any deviations from the Financial Management Code of Ethics and Conduct are required to be reported to the Director, Compliance and Risk Management, FirstService's Chief Executive Officer (the "CEO") and/or the Chair of the Audit Committee of the Board. Furthermore, FirstService maintains an ethics hotline, FirstLine, and an ethics hotline policy in which any director, officer and employee of FirstService or its subsidiaries has a responsibility to report any activity or suspected activity of which he or she may have knowledge relating to the integrity of FirstService's financial reporting or which otherwise might be considered sensitive in preserving FirstService's reputation. All reports made to the ethics hotline are reviewed by the Audit Committee.

Board Composition

The Board is currently comprised of nine members, eight of which were elected at FirstService's annual and special meeting of shareholders held in 2014 and one of which, John (Jack) P. Curtin, Jr., was appointed as a director in February 2015. A majority of the Board is comprised of independent directors. Eight of the current nine members of the Board (or 88.9%), being David R. Beatty, Brendan Calder, Peter F. Cohen, John (Jack) P. Curtin, Jr., Bernard I. Ghert , Michael D. Harris, Frederick F. Reichheld and Michael Stein, are considered by the Board to be independent directors within the meaning of the Corporate Governance Rules as each has "no direct or indirect material relationship" with FirstService. Jay S. Hennick, the other Board member, is not an independent director within the meaning of the Corporate Governance Rules as he is a member of management of FirstService. In deciding whether a particular director is or is not an independent director, the Board examined the factual circumstances of each director and considered them in the context of many factors. All nine nominees for election to the Board at the Meeting are current members of the Board. The Board has adopted a majority voting policy for the election of directors. See "Annual Meeting Matters – Election of Directors".

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In 2013, the Board adopted a policy relating to a director's tenure and priorities. Under this policy, upon a FirstService director reaching the age of 75, and on each anniversary thereafter for so long as such individual continues to serve as a director, such director must tender his or her written resignation from the Board to the Nominating and Corporate Governance Committee (the "Governance Committee"). The Governance Committee will, within 30 days, consider the resignation offer and will recommend to the Board whether or not to accept it. The Board will thereafter act on the Governance Committee's recommendation within 30 days. If a resignation is accepted, it will be effective either: (i) prior to the commencement of the next annual meeting of FirstService's shareholders at which directors are to be elected; or (ii) upon acceptance of such offer of resignation by the Board, as determined by the Board. The foregoing applies to all current and future directors of FirstService, other than Bernard I. Ghert, who was exempted by the Board after having regard to his age and his past service as a director and Chair of the Audit Committee of FirstService. In addition, this policy provides that upon initially becoming a director of FirstService, and at each annual Board meeting occurring immediately prior to the annual meeting of FirstService's shareholders at which directors are to be elected, each director will represent to the Board that membership on the Board and the carrying out of such director's Board and committee duties is one of such director's "top three" priorities and that such director's personal or professional circumstances do not adversely affect such director's ability to effectively serve as a director of FirstService.

The Board recognizes the importance of independent leadership on the Board, as evidenced by its designation of Peter F. Cohen, an independent director, as Lead Director in February 2003. In May 2005, Mr. Cohen was appointed Chair of the Board, thereby separating the roles of Chair and CEO. Mr. Hennick, FirstService's previous Chair, continues as the CEO of FirstService. As Chair of the Board, Mr. Cohen provides leadership to directors in discharging their mandate, including by leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time, promoting cohesiveness among the directors and being satisfied that the responsibilities of the Board and its committees are well understood by the directors. The Chair of the Board is responsible for taking all reasonable measures to ensure that the Board fully executes its responsibilities. The Board does not have a written mandate, but rather has developed a formal position description for the Chair of the Board, the full text of which is attached as Exhibit A to FirstService's Management Information Circular dated May 16, 2006 which is available on SEDAR at www.sedar.com. The position description for the Chair of the Board provides, among other things, that the Chair will: (i) ensure that all business required to come before the Board is brought before the Board such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of FirstService; (ii) ensure the Board has the opportunity, at each regularly scheduled meeting, to meet separately without non-independent directors and management personnel present; and (iii) in conjunction with the relevant committee of the Board (and its Chair), review and assess the directors' meeting attendance records and the effectiveness and performance of the Board, its committees (and their Chairs) and individual directors.

As at the date hereof, none of the directors of FirstService are women. FirstService has not adopted a written policy relating to the identification and nomination of women directors and has not adopted a target regarding women on its board. While FirstService, through the Governance Committee, considers the level of representation of women on its board in identifying and nominating candidates for election or re-election to the board, the primary emphasis has been placed on potential director nominee candidates who generally possess the necessary competencies, independence, expertise, skills, background and personal qualities, irrespective of gender, to represent the best interests of shareholders as a potential director of FirstService. The Governance Committee will continue to consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, in the context of other factors as outlined above, and may adjust the emphasis on these factors from time-to-time, though core values such as integrity, sound judgment, knowledge, skill, experience and diversity will remain fundamental to the selection and screening process to be followed.

Executive Composition

While FirstService considers the level of representation of women in executive officer positions when making executive officer appointments, it has not adopted a target regarding women in executive officer positions, but rather generally seeks appropriate executive officer candidates who possess the necessary competencies, expertise skills, and fit with employees, clients, and other stakeholders, for the position to be filled, irrespective of gender. Approximately 18 (10%) of the executive officers of FirstService, including all of its major subsidiaries, are women.

-O3-

Board Equity Ownership Policy

In April 2003, the Board approved a policy requiring that each director own at least US$100,000 worth of shares of FirstService (subject to adjustment for share reorganizations). Such shares must be held at all times during the period that they are directors. Newly elected or appointed directors are permitted two years within which to attain the minimum ownership amount. All existing directors of FirstService currently comply with this policy. In addition, all current directors of FirstService own securities of FirstService having a value of at least three times the amount of the cash retainer paid to non-employee directors. See the biographies, and the footnotes thereto, of each director nominee set out under "Annual Meeting Matters – Election of Directors".

Board and Committee Process

In addition to having a Board comprised of a majority of independent directors, FirstService has adopted a variety of structures to allow for the independence of the Board from Management. Those structures include the appointment in May 2005 of Peter F. Cohen, an independent director, as Chair of the Board with a mandate to assist the Board in fulfilling its duties effectively, efficiently and independent of Management, the practice of having the independent members of the Board or its committees meet as a group (with no members of Management, including the CEO, present) regularly at every Board meeting and committee meeting (4 such Board meetings and 10 such committee meetings took place in the fiscal year ended December 31, 2014), and members of the Board and its committees having the opportunity to initiate discussions with senior Management without the CEO present so that they may freely discuss any concerns they may have, and the ongoing monitoring of the relationship between the Board and its committees and Management by the Governance Committee, which is composed entirely of independent directors. The Board believes that it and its committees have functioned, and continue to function, independently of Management.

FirstService's CEO reports formally to the Board, and, where appropriate, to its committees, as well as less formally through discussions with members of the Board and its committees, to advise the Board and its committees on a timely basis of courses of action that are being considered by Management and are being followed. The Board exercises its responsibility for oversight through the approval of all significant decisions and initiatives affecting FirstService. The Board is satisfied that FirstService's CEO has reported to, and sought the consent of, the Board where necessary and appropriate. The Board has developed a formal position description for the CEO, the full text of which is attached as Exhibit B to FirstService's Management Information Circular dated May 16, 2006 which is available on SEDAR at www.sedar.com. The position description for the CEO provides that the CEO has the primary responsibility for the management of the business and affairs of FirstService. As such, the CEO establishes the strategic and operational orientation of FirstService and, in so doing, provides leadership and vision for the effective overall management, profitability, increase in shareholder value and growth of FirstService and for conformity with policies agreed upon by the Board. The CEO is directly accountable to the Board for all activities of FirstService. The Board has not approved formal corporate objectives which the CEO is responsible for achieving; however, the Board and the CEO engage in regular dialogue regarding the performance of the senior management team, including the CEO, in achieving FirstService's strategic objectives as determined by Management and the Board.

Management, working with the Board and the Governance Committee, provides an orientation program for new directors and a continuing education program for all directors to familiarize and update them with respect to FirstService and its businesses. Prior to agreeing to join the Board, new directors are given a clear indication of the workload and time commitment required. The Chair of the Board ensures the orientation program is carried out as directed by the Governance Committee. New directors to FirstService have generally been executives with extensive business experience. Orientation for these individuals is provided through a review of past Board materials and other private and public documents concerning FirstService and visits to certain of FirstService's businesses and offices. On a continuing basis, management of FirstService and its divisions provide periodic presentations for the Board to ensure that directors are fully informed of FirstService operations, major business trends and industry practices, and directors are free to contact the CEO, the President, the Chief Financial Officer and other members of Management at any time to discuss any aspect of FirstService's businesses.

The Board, either directly or through Board committees, is responsible for overseeing the business and affairs of FirstService and for approving the overall direction of FirstService, in a manner which is in the best interests of FirstService and its shareholders. At least four regular meetings and, if required, strategy meetings of the Board are scheduled each year at which the directors review in detail the financial statements, operating reports, forecasts, future prospects, budgets and reports from the committees of the Board and from Management. The frequency of meetings as well as the nature of agenda items changes depending upon the state of FirstService's affairs and in light of opportunities or issues that FirstService may face. There were four Board meetings held during the fiscal year ended December 31, 2014. The meeting agenda is circulated in advance to all directors, meetings are scheduled well in advance and a core agenda of items, together with a book of materials, is circulated prior to each meeting.

-O4-

Certain directors and executive officers of FirstService are engaged in and will continue to engage in activities outside FirstService, and as a result, certain directors and executive officers of FirstService may become subject to conflicts of interest. The OBCA provides that in the event that a director or executive officer has an interest in a contract or proposed contract or agreement, the director or executive officer shall disclose his or her interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the OBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the OBCA.

During fiscal 2014, none of the proposed nominees for election to the Board at the Meeting have served together as directors on the boards of other companies or as trustees for other entities. Please see the biographies under "Annual Meeting Matters – Election of Directors" for the name of each publicly traded issuer's board (other than FirstService's) on which the nominees for election to the Board at the Meeting are currently, or were during the past five years, members.

Proportionate Representation

FirstService is controlled by Jay S. Hennick who, directly or indirectly, owns, controls or directs 6.6% of the total outstanding number of FirstService Subordinate Voting Shares and 100.0% of the total outstanding number of FirstService Multiple Voting Shares (10.1% of total outstanding number of FirstService Shares; 47.2% of total votes of all FirstService Shares). 89.9% of the outstanding FirstService Shares and 52.8% of the votes of all FirstService Shares are held by shareholders other than FirstService's significant shareholder. Eight of the current nine directors, or 88.9% of the total number of current directors, are independent directors and are, therefore, free from any relationships with the significant shareholder. The Board believes that the membership on the Board of these eight directors fairly reflects the investment in FirstService by shareholders other than FirstService's significant shareholder.

Board Committees

The Board has three standing committees: the Audit Committee, the Executive Compensation Committee (the "Compensation Committee") and the Governance Committee. The roles of these committees are outlined below. Each committee reviews and assesses its mandate at least annually and has the authority to retain special legal, accounting or other advisors. From time to time ad hoc committees of the Board may be appointed. As the Board has plenary power, any responsibility which is not delegated to Management or a Board committee remains with the Board. The Board has not developed a formal position description for the Chair of any standing committee. However, the Board has developed a committee mandate for each standing committee which is sufficiently detailed and contains appropriate information to delineate the role and responsibilities of the applicable committee, and thereby the Chair of the applicable committee. The committee mandates are published on FirstService's website (www.firstservice.com). The Board delineates the role and responsibilities of the Chair of the Audit Committee, the Compensation Committee and the Governance Committee by tasking the Chair of the applicable committee with taking all reasonable measures to ensure that the applicable committee executes and fulfills its responsibilities under the applicable committee mandate and assumes each of the responsibilities specifically given to a Chair of a committee under the applicable committee mandate.

Audit Committee

The Audit Committee is comprised of four members who are each independent and financially literate as required by Multilateral Instrument 52-110 – Audit Committees. The members of the Audit Committee are Messrs. Cohen, Curtin, Stein and Ghert, Chair. In February 2014, Michael Stein was appointed as a member of the Audit Committee and David Beatty ceased to be a member of the committee, and in February 2015, John (Jack) P. Curtin, Jr. was appointed as a member of the Audit Committee. The Audit Committee is appointed by, and assists, the Board in fulfilling its oversight responsibilities in the following principal areas: (i) accounting policies and practices, (ii) the financial reporting process, (iii) financial statements provided by FirstService to the public, (iv) risk management, including systems of internal accounting and financial controls, (v) appointing, overseeing and evaluating the work and independence of the external auditors, and (vi) compliance with applicable legal and regulatory requirements. The Audit Committee has the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of FirstService, outside consultants, independent legal counsel and other advisors as it determines necessary to carry out its duties, without seeking approval of the Board or Management. The Audit Committee also has the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access and authority to communicate directly with the external auditors, legal counsel and officers and employees of FirstService. The Audit Committee meets at least four times annually, or more frequently as circumstances dictate. There were five meetings of the Audit Committee held during the fiscal year ended December 31, 2014.

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The Audit Committee reviews the annual and interim financial statements intended for circulation among shareholders and reports upon these to the Board prior to their approval by the full Board. The Audit Committee is also responsible for the integrity of FirstService's internal accounting and control systems. The Audit Committee communicates directly with FirstService's external auditors in order to discuss audit and related matters whenever appropriate. In addition, the Board may defer to the Audit Committee on other matters and questions relating to the financial position of FirstService and its affiliates. All reports made to FirstService's ethics hotline are reviewed by the Chair of the Audit Committee and then by the entire Audit Committee at its next meeting. The Board has adopted an Audit Committee mandate, a copy of which is annexed to the 2014 Annual Information Form and is also published on FirstService's website (www.firstservice.com). The education and related experience of each of the members of the Audit Committee that is relevant to the performance by such members of their responsibilities on such committee is described in the 2014 Annual Information Form under the heading "Audit Committee". A copy of the 2014 Annual Information Form is available on SEDAR at www.sedar.com.

The Audit Committee mandate provides that the Audit Committee must pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit and non-audit engagements. The Audit Committee may delegate the responsibility to pre-approve non-audit services to one of its members and any such delegated pre-approvals must be presented to the Audit Committee at its next scheduled meeting. The Audit Committee has delegated to the Chair of the Audit Committee, who is independent, the authority to act on behalf of the Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by the external auditors from time to time. Any approvals by the Chair are reported to the full Audit Committee at its next meeting. The Audit Committee mandate further provides that the Audit Committee consider, assess and report to the Board with regard to the independence and performance of the external auditors. The Audit Committee has adopted a pre-approval policy pursuant to which FirstService may not engage FirstService's external auditor to carry out certain non-audit services that are deemed inconsistent with the independence of auditors under applicable U.S. and Canadian laws. The Audit Committee is also responsible for reviewing hiring policies for current and former partners or employees of the external auditors.

The Audit Committee mandate also provides, and the general practice at FirstService is, that the Audit Committee will review and approve all material transactions and contracts entered into by FirstService with any insider or related party of FirstService, other than director, officer or employee compensation which is approved by the Compensation Committee. Material transactions and agreements related to compensation matters are generally reviewed and approved by the Compensation Committee. Otherwise, from time to time ad hoc committees of the Board may be appointed. In practice, and as is customary or appropriate, the Board has established "special" or "independent" ad hoc committees of the Board as needed from time to time to review, pass upon or deal with material matters (including considering transactions and agreements in respect of which a director or executive officer has or may have a material interest), and the committee members of any such ad hoc committee are selected and appointed based on their independence from management as well as their independence from the matter at hand which has required the establishment of such ad hoc committee.

The Board and the Audit Committee have established procedures (which procedures are subject to monitoring by the Audit Committee) for the receipt, retention and treatment of complaints or concerns received by FirstService regarding accounting, internal accounting controls or auditing matters, including the anonymous submission by employees of concerns respecting accounting or auditing matters. Please refer to the Financial Management Code of Ethics and Conduct published on FirstService's website (www.firstservice.com). Additional information regarding the Audit Committee has been included in the 2014 Annual Information Form.

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Compensation Committee

The Compensation Committee is comprised of three members, all of whom are independent directors within the meaning of the Corporate Governance Rules. The Compensation Committee, among other things, reviews and approves the compensation of the CEO and provides input to the CEO in terms of the compensation for the other executive officers of FirstService. The Compensation Committee also reviews the compensation of the directors of FirstService and any compensation programs applicable to senior management of FirstService, such as the stock option plan. In the case of grants of options under FirstService's stock option plan, all proposed option grants are submitted to Compensation Committee for review and a recommendation is made to the full Board. The Board has adopted a Compensation Committee mandate, a copy of which is published on FirstService's website (www.firstservice.com). The members of the Compensation Committee are Messrs. Beatty, Harris and Calder, Chair. In fiscal 2014, the Compensation Committee engaged H. Wilkinson Consulting Group Inc. as its independent compensation consultant to review the market competitiveness of the compensation provided to the Board. See "Executive Compensation – Compensation Discussion and Analysis – Independent Compensation Consultants" below in this Appendix "O".

Governance Committee

The Governance Committee is comprised of Messrs. Beatty (Chair), Calder and Cohen, each of whom is an independent director within the meaning of the Corporate Governance Rules. The Board has adopted a Governance Committee mandate, a copy of which is published on FirstService's website (www.firstservice.com). The Governance Committee, among other things, is responsible for identifying and recommending to the Board appropriate director nominee candidates. In addition, the Governance Committee is responsible for advising the Board with respect to the Board's composition, procedures and committees and developing, recommending and monitoring FirstService's corporate governance and other policies, assisting the Board and the committees in their annual review of their performance and their charters, reviewing and making recommendations to the Board with respect to the compensation of directors, succession plans and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance. The Governance Committee conducts annual surveys of the Board's effectiveness and, every few years, a peer review of the individual members of the Board.

The Governance Committee is mandated to assess at least annually the optimum Board size and beneficial skill sets and makes recommendations to the Board on any changes. The number of directors proposed for election to the Board at the Meeting is nine. The Board considers that the ideal number of directors for FirstService is approximately seven to nine. The Governance Committee and the Board have considered the matter of Board size and the skill sets of the current and nominee directors and are of the view that the proposed Board membership has the necessary breadth and diversity of experience and is of an adequate size to provide for effective decision-making and staffing of Board committees.

The Governance Committee is responsible for determining the appropriate criteria for selecting and assessing potential directors and selects candidates for nomination to the Board accordingly. At such time as it is determined that a new director is desirable, the Governance Committee will engage in various activities to ensure an effective process for selecting candidates for nomination, including developing criteria for the selection of a new director, developing and maintaining a director skills matrix (identifying the desired competencies, independence, expertise, skills, background and personal qualities that are being sought in potential candidates), identifying and recommending individuals qualified and suitable to become directors, the Chair of the Board, the CEO and/or other directors will meet with potential new candidates prior to nomination to discuss the time commitments and performance expectations of the position and formal approval will be sought and obtained from the Board in respect of candidates for nomination.

Board Evaluation and Peer Review

At the beginning of fiscal 2014, an evaluation of the Board, as a whole, was conducted by the Chair of the Governance Committee in respect of the previous fiscal year in which each Board member was contacted by the Chair of the Governance Committee to complete a customized written questionnaire. Responses were reviewed by the Chair of the Governance Committee with the Governance Committee, the Chair of the Board and the CEO and then reported to the full Board. The Chair of the Governance Committee discussed the results with each of the directors, as appropriate, and engaged in a full and frank discussion on any and all issues which any Board member wished to raise, including how the directors, both individually and collectively, could operate more effectively. At the conclusion of the evaluation, as necessary, matters requiring follow-up are identified, actions plans are developed and there is ongoing monitoring by the Chair of the Governance Committee to ensure satisfactory results. An evaluation is expected to occur annually, either by telephone or by having Board members complete a detailed customized questionnaire.

-O7-

In addition, the Chair of the Governance Committee meets with the individual members of the Board on an ongoing basis to discuss the individual's contribution to the Board. A formal peer review of the individual members of the Board is expected to occur every few years. Whether a peer review is completed formally or informally, each director is encouraged to view any feedback as constructive advice to enhance both their individual contribution and overall Board effectiveness.

Attendance

The following table sets forth the record of attendance of the members of the Board (either in person or by phone) at meetings of the Board and its committees and the number of meetings of the Board and such committees held during the period of January 1, 2014 to December 31, 2014.

Director(3)	Board 4 Meetings		Board Committees								Overall Attendance
			Audit 5 Meetings		Compensation 4 Meetings		Governance 1 Meeting		Overall Committee Attendance
	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%
David R. Beatty(1)	4 of 4	100	1 of 1	100	4 of 4	100	1 of 1 (Chair)	100	6 of 6	100	10 of 10	100
Brendan Calder	4 of 4	100	–	–	4 of 4 (Chair)	100	1 of 1	100	5 of 5	100	9 of 9	100
Peter F. Cohen	4 of 4 (Chair)	100	5 of 5	100	–	–	1 of 1	100	6 of 6	100	10 of 10	100
Bernard I. Ghert	4 of 4	100	5 of 5 (Chair)	100	–	–	–	–	5 of 5	100	9 of 9	100
Michael D. Harris	4 of 4	100	–	–	4 of 4	100	–	–	4 of 4	100	8 of 8	100
Jay S. Hennick	4 of 4	100	–	–	–	–	–	–	–	–	4 of 4	100
Frederick F. Reichheld(2)	3 of 3	100	–	–	–	–	–	–	–	–	3 of 3	100
Michael Stein(1)	4 of 4	100	4 of 4	100	–	–	–	–	4 of 4	100	8 of 8	100

Notes:

(1)	Mr. Beatty ceased to be a member of the Audit Committee on February 11, 2014 and, on that day, Mr. Stein became a member of the Audit Committee. The attendance noted reflects meetings held and attended only while a member of the Audit Committee.

(2)	Mr. Reichheld became a director of FirstService on April 8, 2014. The attendance noted reflects meetings held and attended only while a member of the Board.

(3)	John (Jack) P. Curtin, Jr. became a director of FirstService and a member of the Audit Committee on February 10, 2015.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following table provides a summary of total compensation earned during each of the twelve month periods ended December 31, 2012, December 31, 2013 and December 31, 2014, respectively, by FirstService's Chief Executive Officer and Chief Financial Officer, each of the three other most highly compensated executive officers of FirstService, including any of its subsidiaries, who were serving as such as at December 31, 2014 and whose total compensation was, individually, more than C$150,000 (the "Other Executive Officers") and each other individual who would have been an Other Executive Officer but for the fact that such individual was neither serving as an executive officer, nor acting in a similar capacity, as at December 31, 2014 (hereinafter, collectively, referred to as the "Named Executive Officers") for services rendered in all capacities during such period.

-O8-

SUMMARY COMPENSATION TABLE
Name and Principal Position of Named Executive Officer	Twelve Months Ended Dec. 31	Salary (US$)	Option-Based Awards (US$) (1)	Non-Equity Incentive Plan Compensation		All Other Compensation (US$)	Total Compensation (US$) (4)
				Annual Incentive Plans (US$) (3)	Long-Term Incentive Plans (US$)
Jay S. Hennick (2) Founder and Chief Executive Officer of FirstService	2014 2013 2012	1,584,000 1,643,800 1,648,700	Nil Nil Nil	3,445,100 3,698,500 Nil	Nil Nil Nil	Nil Nil Nil	5,029,100 5,342,300 1,648,700
D. Scott Patterson President and Chief Operating Officer of FirstService	2014 2013 2012	561,400 582,600 584,500	697,536 673,779 569,029	1,058,300 1,136,100 Nil	Nil Nil Nil	Nil Nil Nil	2,317,236 2,392,479 1,153,529
John B. Friedrichsen Senior Vice-President and CFO of FirstService	2014 2013 2012	384,800 378,700 379,700	697,536 673,779 569,029	725,400 738,400 Nil	Nil Nil Nil	Nil Nil Nil	1,807,736 1,790,879 948,729
Douglas P. Frye President and CEO of Colliers International (5)	2014 2013 2012	500,000 500,000 500,000	2,929 20,284 40,973	2,344,470 1,316,864 2,030,609	Nil Nil Nil	Nil Nil Nil	2,847,399 1,837,148 2,571,582
Dylan E. Taylor Chief Operating Officer of Colliers International (5)	2014 2013 2012	375,000 375,000 375,000	Nil Nil Nil	2,008,981 1,391,593 1,418,566	Nil Nil Nil	Nil Nil Nil	2,383,981 1,766,593 1,793,566

___________

Notes:

(1)	The amounts reflect accounting expense recognized in the applicable period for all outstanding equity-based compensation in the form of stock options. The amounts reported for each Named Executive Officer were recognized in accordance with U.S. GAAP, which generally requires recognition of the fair value of equity-based compensation over the applicable vesting period for the award. Assumptions used in the calculation of these compensation costs are discussed in Note 15 to FirstService's audited consolidated financial statements for the fiscal year ended December 31, 2014. However, the table above does not reflect equity compensation expense net of a forfeiture assumption. For a description of the material terms of the FirstService Stock Option Plan and the Colliers International stock option plan and each option grant, see "Incentive Award Plans of FirstService – FirstService Stock Option Plan", "Incentive Award Plans of Colliers International – Colliers International Stock Option Plan" and "NEO Outstanding Option-Based Awards" below in this Appendix "O".

(2)	The compensation indicated for Mr. Hennick was payable to Jayset pursuant to the FirstService MSA (see "FirstService MSA" below).

(3)	The only annual incentive plan of FirstService is FirstService's annual performance bonus plan. See "Compensation Discussion and Analysis – Annual Bonus Incentive" below in this Appendix "O". The only annual incentive plans of Colliers International applicable to Messrs. Frye and Taylor are Colliers International's annual bonus plan, global profit sharing plan and, for Mr. Taylor only, regional (Americas) profit sharing plan. See "Compensation Discussion and Analysis – Annual Bonus Incentive" below in this Appendix "O". Annual incentive awards are accrued following the fiscal year end and finalized and paid once reviewed and approved by the Compensation Committee, the Board, the CEO or the President/COO, as applicable.

(4)	Other than for Douglas P. Frye and Dylan E. Taylor, all Named Executive Officer base salary and annual bonus incentive amounts were paid in Canadian dollars (an average 2014 exchange rate of US$1.00 = C$0.9055 has been used in the table above).

(5)	Colliers Macaulay Nicolls Inc., a subsidiary of FirstService, operates as "Colliers International", the Commercial Real Estate services division of FirstService. The designation of Douglas P. Frye and Dylan E. Taylor as Named Executive Officers is for Canadian securities law purposes only, and is not intended to encompass the definition of, or imply that either of them is an, "executive officer" under Canadian securities law or pursuant to Rule 3b-7 under the U.S. Exchange Act.

In fiscal 2014, the total cost of the compensation of all of the Named Executive Officers represented 6.5% of FirstService's adjusted earnings before interest, taxes, depreciation and amortization.

NEO Outstanding Option-Based Awards

The table below reflects all option-based awards for each Named Executive Officer outstanding as at December 31, 2014 (including option-based awards granted to a Named Executive Officer before fiscal 2014). FirstService does not have any other equity incentive plan other than the FirstService Stock Option Plan.

-O9-

NEO OPTION–BASED AWARDS OUTSTANDING AS AT DECEMBER 31, 2014(3)
Name of Named Executive Officer	Number of Securities Underlying Unexercised FirstService Stock Options (1)	FirstService Stock Option Exercise Price (US$/Security)	FirstService Stock Option Expiration Date (2)	Value of Unexercised In-the-Money FirstService Stock Options (US$) (4)
D. Scott Patterson	60,000 60,000 60,000 60,000 90,000	$49.54 $31.03 $31.86 $30.84 $19.15	May 15, 2019 February 15, 2018 February 17, 2017 February 21, 2016 March 1, 2015	$79,200 $1,189,800 $1,140,000 $1,201,200 $2,853,900
John B. Friedrichsen	60,000 60,000 60,000 60,000	$49.54 $31.03 $31.86 $30.84	May 15, 2019 February 15, 2018 February 17, 2017 February 21, 2016	$79,200 $1,189,800 $1,140,000 $1,201,200
Douglas P. Frye (5)	35,000	$19.15	March 1, 2015	$1,109,850

___________

Notes:

(1)	Each FirstService Stock Option entitles the holder to purchase one FirstService Subordinate Voting Share. Effective February 13, 2015, an aggregate of 356,000 FirstService Stock Options were granted under the FirstService Stock Option Plan to directors, officers and employees in respect of the fiscal year ended December 31, 2014, including to certain of the Named Executive Officers. See "Incentive Award Plans of FirstService – FirstService Stock Option Plan" below in this Appendix "O".

(2)	The FirstService Stock Options vest 10% on the grant date, 15% on the first anniversary, 20% on the second anniversary, 25% on the third anniversary and 30% on the fourth anniversary of the grant date. The expiration date is the fifth anniversary of the grant date.

(3)	Under the terms of the FirstService Stock Option Plan, the Founder and CEO of FirstService, Jay S. Hennick, is not eligible to participate in the FirstService Stock Option Plan or to receive grants of options thereunder. See "Executive Compensation – FirstService MSA" below in this Appendix "O". Dylan E. Taylor does not hold any FirstService Stock Options and does not participate in the FirstService Stock Option Plan.

(4)	Calculated using the closing price per FirstService Subordinate Voting Share on Nasdaq on December 31, 2014 of US$50.86 less the exercise price of the applicable FirstService Stock Options.

(5)	The options listed for Douglas P. Frye are FirstService Stock Options.

During the fiscal year ended December 31, 2014, none of the Named Executive Officers exercised any options of FirstService or any of its subsidiaries other than John B. Friedrichsen, who exercised FirstService Stock Options for a total of 155,000 FirstService Subordinate Voting Shares at an average exercise price per share of US$16.04.

Incentive Award Plans of FirstService

The following table provides information concerning the incentive award plans of FirstService with respect to each Named Executive Officer during the fiscal year ended December 31, 2014. The only incentive award plans of FirstService during fiscal 2014 were the FirstService Stock Option Plan, an annual performance bonus plan and, with respect to the Founder and CEO, the Long Term Arrangement. See "– Annual Performance Bonus Plan", "– FirstService Stock Option Plan" and "FirstService MSA" below in this Appendix "O". For the incentive award plans of Colliers International during fiscal 2014, see "Incentive Award Plans of Colliers International" below in this Appendix "O".

INCENTIVE AWARD PLANS – VALUE VESTED OR EARNED DURING THE FISCAL YEAR ENDED DECEMBER 31, 2014(3)
Name of Named Executive Officer	Option-Based Awards – Value Vested During Fiscal 2014 (US$) (1)	Non-Equity Incentive Plan Compensation – Value Earned During Fiscal 2014 (US$)
D. Scott Patterson	$1,192,620	Nil
John B. Friedrichsen	$1,192,620	Nil
Douglas P. Frye (2)	$278,355	Nil

___________

Notes:

(1)	Calculated using the closing price per FirstService Subordinate Voting Share on Nasdaq on the applicable vesting date less the exercise price of the applicable FirstService Stock Options.

-O10-

(2)	The options listed for Douglas P. Frye are FirstService Stock Options and the amounts listed under "Non-Equity Incentive Plan Compensation – Value Earned During Fiscal 2014" reflect only plans of FirstService.

(3)	Under the terms of the FirstService Stock Option Plan, the Founder and CEO of FirstService, Jay S. Hennick, is not eligible to participate in the FirstService Stock Option Plan or to receive grants of options thereunder. See "Executive Compensation – FirstService MSA" below in this Appendix "O". Dylan E. Taylor does not hold any FirstService Stock Options and does not participate in the FirstService Stock Option Plan.

Annual Performance Bonus Plan

FirstService has an annual performance bonus plan pursuant to which an annual cash performance bonus is awarded to Management and employees based entirely on percentage growth in adjusted diluted earnings per share over the prior fiscal year. The Compensation Committee may also recommend, and the Board may also approve, a non-annual discretionary bonus based on an individual or FirstService achieving certain designated objectives (other than adjusted diluted earnings per share) and for superior or exceptional performance in relation to such objectives. No such discretionary bonus was recommended or approved during the year. See "Compensation Discussion and Analysis – Annual Bonus Incentive" below in this Appendix "O".

FirstService Stock Option Plan

FirstService provides a long-term incentive by granting stock options to directors, officers and full-time employees of FirstService or its subsidiaries (other than Mr. Hennick) through the FirstService Stock Option Plan. At the meeting of Shareholders held in June 2004, the Shareholders adopted the FirstService Stock Option Plan and have subsequently approved amendments thereto. At the Meeting, FirstService is proposing an amendment to the FirstService Stock Option Plan. See "Annual Meeting Matters – Amendment to the FirstService Stock Option Plan".

Subject to the terms of the FirstService Stock Option Plan, the Board has the authority to select those individuals to whom FirstService Stock Options will be granted and to fix the terms of such FirstService Stock Options which may not be for less than one year nor more than ten years from the date of grant (subject to an automatic 10 business day extension to the expiry date of an FirstService Stock Option which otherwise would expire within a blackout period). The FirstService Stock Option Plan provides flexible vesting, completely at the discretion of the Board. Jay S. Hennick is not eligible to participate in the FirstService Stock Option Plan or to receive grants of options thereunder. The FirstService Stock Option Plan is administered solely by the Board and grants of FirstService Stock Options are made as follows (the "Option Granting Process"): all proposed option grants are submitted to the Compensation Committee for review and a recommendation is made to the Board; proposed option grants recommended by the Compensation Committee are then submitted to the Board for approval and, if approved, are granted on the date so approved by the Board. The Compensation Committee, in considering any grant of FirstService Stock Options, and the Board in approving any grant of FirstService Stock Options, take in account whether the amount of FirstService Stock Options proposed to be granted to each optionee is competitive, both in terms of past practice at FirstService as well as with respect to options granted to officers, employees and directors of public company peers of FirstService, as well as the contribution of the optionee in the success of the business. Grants of FirstService Stock Options are approved subject to compliance with the FirstService Stock Option Plan and all applicable laws and regulatory and stock exchange requirements.

The option price per FirstService Subordinate Voting Share with respect to any FirstService Stock Option granted is determined by the Board at the time the FirstService Stock Option is granted, but such price shall not be less than the Minimum Price on the day on which the issuance of the FirstService Stock Option is authorized or approved by the Board. For the purposes of the FirstService Stock Option Plan, "Minimum Price" means: (i) in the event that the FirstService Subordinate Voting Shares are then traded on the TSX and/or Nasdaq, the closing price of the FirstService Subordinate Voting Shares on the TSX or Nasdaq on the trading day prior to the day on which the issuance of the FirstService Stock Option is authorized or approved by the Board; (ii) in the event that the FirstService Subordinate Voting Shares are not then traded on the TSX and Nasdaq, the closing price of the FirstService Subordinate Voting Shares on such public market on which the FirstService Subordinate Voting Shares are then traded, as selected by the Board, in its sole discretion, on the trading day prior to the day on which the issuance of the FirstService Stock Option is authorized or approved by the Board; or (iii) in the event that the FirstService Subordinate Voting Shares are not then traded on any public market, the price of the FirstService Subordinate Voting Shares as determined by the Board, in its sole discretion, on the day on which the issuance of the FirstService Stock Option is authorized or approved by the Board.

-O11-

The maximum number of FirstService Subordinate Voting Shares subject to grants of options under the FirstService Stock Option Plan is limited to 4,600,000, of which FirstService Stock Options exercisable for 1,656,250 FirstService Subordinate Voting Shares (or 4.6% of the aggregate outstanding FirstService Shares) have been granted and are outstanding as at the date hereof (leaving options exercisable for 607,250 FirstService Subordinate Voting Shares (or 1.7% of the aggregate outstanding FirstService Shares) available for granting). To date under the FirstService Stock Option Plan, options which were exercisable for 2,336,500 FirstService Subordinate Voting Shares (or 6.5% of the aggregate outstanding FirstService Shares) have been exercised or expired and options which were exercisable for 298,250 FirstService Subordinate Voting Shares (or 0.8% of the aggregate outstanding FirstService Shares) were cancelled and have been returned to the pool of options available to be granted. In the event of the death of an optionee while in the employment, or as an officer, of FirstService or a subsidiary prior to the end of the term of the FirstService Stock Option, the optionee's legal representative may exercise the FirstService Stock Option for a period of one year following the death of the optionee or the expiry of the term of the FirstService Stock Option, whichever is earlier. In the event that an optionee resigns, is removed as an officer or is discharged for "cause" as an employee of FirstService or a subsidiary, the FirstService Stock Option will in all respects cease and terminate. In the event an optionee's employment is otherwise terminated by FirstService or a subsidiary, such optionee may exercise the FirstService Stock Option for a period of 30 days following the effective date of termination or the expiry of the term of the FirstService Stock Option, whichever is earlier.

The FirstService Stock Option Plan provides that the aggregate number of FirstService Subordinate Voting Shares reserved for issuance pursuant to all FirstService Stock Options granted to any one optionee shall not exceed 5% of the number of FirstService Subordinate Voting Shares outstanding on a non-diluted basis at the time of such grant. In addition, the FirstService Stock Option Plan provides that the aggregate number of securities of FirstService: (a) issued to insiders of FirstService, within any one year period; and (b) issuable to insiders of FirstService, at any time under the FirstService Stock Option Plan, or when combined with all of FirstService's other share compensation arrangements, shall not exceed 10% of FirstService's total issued and outstanding securities. As of the date hereof, FirstService has outstanding FirstService Stock Options to purchase an aggregate of 1,656,250 FirstService Subordinate Voting Shares (being 4.6% of the aggregate outstanding FirstService Shares). These options are held by various directors, officers and employees of FirstService and its subsidiaries and are non-assignable.

Where there is a take-over bid to acquire the outstanding shares or FirstService enters into an agreement providing for the sale of all or substantially all of the assets of FirstService such that, following completion of such sale, FirstService will cease to carry on, directly or indirectly, an active business, the Board may advise optionees that all FirstService Stock Options will expire (subject to certain limitations) on the date determined by the Board and each optionee shall have the right to exercise their FirstService Stock Options in whole or in part, regardless of vesting.

The FirstService Stock Option Plan provides that appropriate adjustments in the number of FirstService Subordinate Voting Shares and in the exercise price per FirstService Subordinate Voting Share, relating to FirstService Stock Options granted or to be granted, shall be made by the Board to give effect to adjustments in the number of FirstService Subordinate Voting Shares resulting from any subdivisions, consolidations or reclassifications of the FirstService Subordinate Voting Shares, the payment of stock dividends by FirstService or other relevant changes in the capital structure of FirstService. Any such adjustments shall be subject to the approval thereof by such stock exchanges on which the FirstService Subordinate Voting Shares are then listed for trading (including, if required by any such stock exchanges, approval of the Shareholders).

The FirstService Stock Option Plan provides that, subject to regulatory approval, the approval of any stock exchange on which the FirstService Subordinate Voting Shares are then listed for trading and the limitations set out in the next two following paragraphs, the Board may, by resolution, amend, vary or discontinue the FirstService Stock Option Plan, or any agreement or entitlement subject to the FirstService Stock Option Plan, at any time without notice to or approval of the Shareholders, including, without limitation, for the purpose of: (i) changing the class of persons who will be eligible to be granted options pursuant to the FirstService Stock Option Plan; (ii) ensuring continuing compliance with applicable laws and regulations and the requirements or policies of any governmental or regulatory authority, securities commission or stock exchange having authority over FirstService or the FirstService Stock Option Plan; (iii) changes of a "housekeeping", clerical, technical or stylistic nature; (iv) changing the method of determining the option price for options granted pursuant to the FirstService Stock Option Plan, provided that the option price shall not in any case be lower than the "market price" of a FirstService Subordinate Voting Share, as that term (or any successor term) is interpreted and applied by the TSX; (v) changing the following terms governing options under the FirstService Stock Option Plan: (A) vesting terms (including the acceleration of vesting); (B) exercise and payment method and frequency; (C) transferability or assignability; (D) to fairly or properly take into account a sale, arrangement or take-over bid; (E) adjustments required in the circumstances of a change in the structure of the capital of FirstService; and (F) the effect of termination (for whatever reason) of the optionee's employment or service; (vi) determining that any of the provisions of the FirstService Stock Option Plan or any agreement subject to the FirstService Stock Option Plan concerning the effect of termination (for whatever reason) of the optionee's employment, service or consulting agreement/arrangement or cessation of the optionee's directorship or office, shall not apply for any reason acceptable to the Board; (vii) changing the terms and conditions of any financial assistance which may be provided by FirstService to the optionees to facilitate the purchase of FirstService Subordinate Voting Shares, or adding or removing any provisions providing for such financial assistance; (viii) adding or amending a cashless exercise feature, payable in cash or securities, provided same includes a full deduction of the number of underlying FirstService Subordinate Voting Shares from the FirstService Stock Option Plan reserved under the FirstService Stock Option Plan; (ix) providing for the granting of non-equity based kinds of awards under the FirstService Stock Option Plan; (x) adding or amending provisions necessary for options under the FirstService Stock Option Plan to qualify for favourable tax treatment to optionees and/or FirstService under applicable tax laws; (xi) changing any terms relating to the administration of the FirstService Stock Option Plan; and (xii) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules and policies of the TSX and of any other stock exchange or market having authority over FirstService or the FirstService Stock Option Plan).

-O12-

The FirstService Stock Option Plan further provides that, subject to regulatory approval, the approval of any stock exchange on which the FirstService Subordinate Voting Shares are then listed for trading and the limitations set out later in this section, the Board may, by resolution, amend, vary or discontinue the FirstService Stock Option Plan, or any agreement or entitlement subject to the FirstService Stock Option Plan, at any time for the following purposes, provided that any such amendment, variance or discontinuance will not become effective unless and until approved by a majority of the votes cast by shareholders of FirstService, in person or by proxy, at a meeting of shareholders: (a) any increase in the maximum number of FirstService Subordinate Voting Shares issuable under the FirstService Stock Option Plan or any change from a fixed maximum number of FirstService Subordinate Voting Shares issuable under the Plan to a fixed maximum percentage; (b) any reduction in the option price of an outstanding option except for the purpose of maintaining option value in connection with a change in the structure of the capital of FirstService (for this purpose, the cancellation or termination of an option of an optionee prior to expiry of the option term for the purpose of reissuing an option to the same optionee with a lower exercise price shall be treated as an amendment to reduce the option price of an option); (c) any extension of the option term or any amendment to permit the grant of an option with an expiry date of more than 10 years from the date the option is granted; (d) permitting any option granted under the FirstService Stock Option Plan (or any other kind of award which may hereafter form part of the FirstService Stock Option Plan) to be transferable or assignable other than for estate planning or normal estate settlement purposes; (e) providing for the granting of equity based kinds of awards under the FirstService Stock Option Plan; and (f) any other amendment requiring shareholder approval under applicable law (including, without limitation, under the rules and policies of the TSX and of any other stock exchange or market having authority over FirstService or the FirstService Stock Option Plan). In the case of any amendment or variance referred to above, insiders of FirstService who directly benefit from such amendment or variance will not have the votes attaching to the FirstService Subordinate Voting Shares or other securities of FirstService held, directly or indirectly, by them counted in respect of the required approval of the shareholders of FirstService.

Notwithstanding the two immediately preceding paragraphs, the FirstService Stock Option Plan provides that no amendment, variance or discontinuance of the FirstService Stock Option Plan, or any agreement or entitlement subject to the FirstService Stock Option Plan, may be made, without the prior written consent of the optionee, if the Board determines that the effect thereof is to impair, derogate from or otherwise materially and adversely affect any option previously granted to such optionee under the FirstService Stock Option Plan.

In addition, the FirstService Stock Option Plan provides that FirstService shall have the right, in certain circumstances and in lieu of delivering FirstService Subordinate Voting Shares, to pay to an optionee the "in the money" amount of the stock options held by such optionee, at its election, in the event of a formal take-over bid for all of the shares of FirstService, a sale of all or substantially all of the assets of FirstService (under circumstances such that, following the completion of such sale, FirstService will cease to carry on an active business) or any merger, arrangement, amalgamation or other similar form of transaction involving FirstService under circumstances such that, following the completion of such transaction, there is a change in control of FirstService.

-O13-

The objective of granting options is to encourage the executives to acquire an increased ownership interest in FirstService over a period of time, which acts as a financial incentive for the executives to consider the long-term interests of FirstService and its shareholders. The following table sets out the increased ownership interest in FirstService of the Named Executive Officers (other than Jay S. Hennick and Dylan E. Taylor, who do not participate in the FirstService Stock Option Plan) over the prior eight fiscal years:

Name of Named Executive Officer	Number of FirstService Subordinate Voting Shares Owned on January 1, 2007	Number of FirstService Subordinate Voting Shares Owned on December 31, 2014
D. Scott Patterson	330,500	615,262
John B. Friedrichsen	95,685	250,000
Douglas P. Frye	2,200	100,040

On February 13, 2015, an aggregate of 356,000 FirstService Stock Options (or 1.0% of the outstanding FirstService Shares on such date) were granted under the FirstService Stock Option Plan to management, employees and directors of FirstService (including 60,000 FirstService Stock Options to D. Scott Patterson and 60,000 FirstService Stock Options to John B. Friedrichsen), each having an exercise price of US$57.83, an expiration date of February 13, 2020 and vesting as follows: 10% on the grant date, 15% on the first anniversary of the grant date, 20% on the second anniversary of the grant date, 25% on the third anniversary of the grant date and 30% on the fourth anniversary of the grant date.

Incentive Award Plans of Colliers International

The only incentive award plans of Colliers International during fiscal 2014 applicable to Douglas P. Frye and Dylan E. Taylor were its stock option plan, an annual bonus plan, a global profit sharing plan and, in respect of Mr. Taylor only, a regional (Americas) profit sharing plan. See "– Annual Bonus Plan", "– Profit Sharing Plans" and "– Colliers International Stock Option Plan" below in this Appendix "O".

Annual Bonus Plan

Colliers International has an annual bonus plan in which Messrs. Frye and Taylor participated during fiscal 2014 pursuant to which an annual cash bonus was awarded to them. An amount up to 50% of base salary is awarded based on meeting non-financial annual goals and competencies/behaviors as agreed to with the President/COO of FirstService and an amount up to 50% of base salary is awarded based on meeting annual financial goals as agreed to with the President/COO of FirstService (such as EBITDA, productivity and capital expenditure criteria), subject to Colliers International's EBITDA performance being greater than 1% of its revenue.

Profit Sharing Plans

The Colliers International Global Profit Sharing Plan (the "GPS Plan") is a five year plan, running from fiscal 2010 to fiscal 2014, in which Messrs. Frye and Taylor participated during fiscal 2014. Under the GPS Plan, a profit sharing pool is established based on the EBITDA growth of Colliers International as a whole over a baseline (which baseline is adjusted for acquisitions and dispositions by Colliers International). Amounts are contributed to the profit sharing pool for every dollar of Colliers International EBITDA above the baseline (with the amount so contributed increasing as certain thresholds of Colliers International EBITDA are exceeded) and shared, as to 50%, by Mr. Frye and, as to 17.9%, by Mr. Taylor.

Colliers International also has a regional (Americas) profit sharing plan (the "Regional Plan") in which Mr. Taylor participates based on the performance of the Colliers International Americas region. Under the Regional Plan, a profit sharing pool is established based on two components: EBITDA growth of the Colliers International Americas region over a baseline and growth in EBITDA margin of the Colliers International Americas region above an agreed threshold (which baseline and threshold are adjusted for acquisitions and dispositions by Colliers International). Amounts are contributed to the profit sharing pool for every dollar of Colliers International Americas region EBITDA above the baseline and the margin threshold (with the amount so contributed increasing as certain thresholds of Colliers International Americas region EBITDA and margins are exceeded) and shared, as to 50%, by Mr. Taylor.

-O14-

Payments under the GPS Plan and Regional Plan are made in installments, one-half of which is paid in February of the following fiscal year and the balance of which is paid on the first anniversary of the initial installment payment. In the event that a participant in the GPS Plan or and Regional Plan ceases to be employed by Colliers International, any entitlements thereunder are forfeited. If the participant is terminated without cause, the participant is eligible to receive immediate payment of any unpaid entitlements and to participate in the GPS Plan and/or and Regional Plan to the date of termination on a pro rata basis. If Mr. Frye or Taylor cease to be employed by Colliers International after January 1, 2015, he will continue to receive any earned entitlements under the GPS Plan and/or and Regional Plan unless he joins a competitor of Colliers International, in which case all earned entitlements then unpaid are forfeited.

Colliers International Stock Option Plan

Colliers International may provide a long-term incentive by granting stock options (the "Colliers Options"), entitling the holders thereof to purchase shares in the Colliers International subsidiary of FirstService, to officers and employees of Colliers International or its subsidiaries through the Colliers International Stock Option Plan, as amended (the "Colliers Option Plan"). Subject to the terms of the Colliers Option Plan, the board of directors of Colliers International (the "Colliers Board") has the authority to select those individuals to whom Colliers Options will be granted and to fix the terms of such options which may not be for more than ten years from the date of grant. The maximum number of shares subject to grants of options under the Colliers Option Plan is limited to 1,081,000 in the aggregate or such greater number as may be determined by the Colliers Board and approved, if required, by the shareholders of Colliers International and any applicable stock exchange or regulatory authority, of which options exercisable for 272,134 shares have been granted and are outstanding as at the date hereof.

No options were granted under the Colliers Option Plan to Messrs. Frye and Taylor in respect of the fiscal year ended December 31, 2014. As at the date hereof, Messrs. Frye and Taylor do not hold any Colliers Options and no longer participate in the Colliers Option Plan. However, as a result of the exercise of Colliers Options previously held, Messrs. Frye and Taylor own 319,050 and 220,000 Colliers International shares, respectively. The following table shows the Colliers International shares owned by Messrs. Frye and Taylor and the value of such shares over the prior three fiscal years:

Shareholder	Colliers International Shares Owned	Value as at December 31 (US$) (1)
		2014	2013	2012
Douglas P. Frye	319,050	$9,092,925.00	$4,948,465.50	$1,681,393.50
Dylan E. Taylor	220,000	$6,270,000.00	$3,412,200.00	$1,159,400.00

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Note:

(1)	The values are determined using the formula price (based on a multiple of trailing adjusted EBITDA) at which FirstService has the right to purchase minority interests in Colliers International.

Equity Compensation Plan Information

The following table sets forth aggregated information as at December 31, 2014 with respect to compensation plans of FirstService under which equity securities of FirstService are authorized for issuance.

Plan Category (1)	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (US$)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in the second column)
FirstService Stock Option Plan	1,463,900	$34.35	963,250 (2)

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Notes:

(1)	The only equity compensation plan of FirstService is the FirstService Stock Option Plan, which FirstService Stock Option Plan has been approved by the Shareholders. See "Incentive Award Plans of FirstService – FirstService Stock Option Plan" above in this Appendix "O".

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(2)	Effective February 13, 2015, an aggregate of 356,000 options were granted under the FirstService Stock Option Plan in respect of the fiscal year ended December 31, 2014. See "Incentive Award Plans of FirstService – FirstService Stock Option Plan" above in this Appendix "O". If approved by Shareholders at the Meeting, the FirstService Option Plan will be amended to increase the maximum number of FirstService Subordinate Voting Shares reserved for issuance pursuant to the exercise of FirstService Stock Options granted thereunder. See "Annual Meeting Matters – Amendment to the FirstService Stock Option Plan".

FirstService MSA

On February 1, 2004, FirstService, upon the review, report and recommendation of the Compensation Committee, entered into the FirstService MSA with Jayset and Jay S. Hennick. Mr. Hennick is the sole officer, director and shareholder of Jayset, the registered office of which is located at 1140 Bay Street, Suite 4000, FirstService Building, Toronto, Ontario M5S 2B4. Under the terms of the FirstService MSA, Mr. Hennick performs the services of Chief Executive Officer of FirstService on behalf of Jayset. The amounts paid or payable to Jayset pursuant to the FirstService MSA during the fiscal year ended December 31, 2014 are included in the information provided for Mr. Hennick in the Summary Compensation Table above in this Appendix "O" under "Executive Compensation – Compensation of Named Executive Officers". Jayset, in turn, transfers such amounts to Mr. Hennick at such times as Mr. Hennick determines. The FirstService MSA has an initial term of five years, with successive one-year renewals at the option of Jayset. Jayset may voluntarily terminate the FirstService MSA upon six-months prior written notice to FirstService. FirstService may elect to discontinue the use of Jayset's services upon payment to Jayset of the following amounts:

(a)	300% of the aggregate of: (i) the average base management fee and any other fees for the three years prior to the termination; and (ii) the average incentive fee for the three years prior to the termination; and

(b)	US$180,000.

In the event of a change of control of FirstService, a transfer of all or substantially all of the assets of FirstService to the shareholders of FirstService or if the FirstService MSA is not renewed at the end of the initial five-year term or any renewal term, then the FirstService MSA will be deemed to be terminated and the payments described in (a) and (b) above will be payable to Jayset. For an estimated amount of such payment as at December 31, 2014, see "Executive Compensation – Termination and Change of Control Benefit" below in this Appendix "O".

The FirstService MSA also contains the Long Term Arrangement for Mr. Hennick, the Chief Executive Officer of FirstService. A complete description of the Long Term Arrangement is contained under "The Arrangement – Treatment of Certain FirstService Employees and Benefit Plans".

The FirstService MSA also contains a sale of control arrangement (the "Long Term Arrangement"). At the time of the implementation of the Long Term Arrangement, and in exchange for providing the Long Term Arrangement to Mr. Hennick, Mr. Hennick agreed to surrender for cancellation certain stock options granted to him under the then stock option plan of FirstService and he agreed he would not be eligible to participate in the FirstService Stock Option Plan or receive grants of options thereunder. Under the Long Term Arrangement, FirstService has agreed that it will make a payment to Jayset on (each of the following circumstances, an "Event"): (a) an arm's length sale of control of FirstService; or (b) a special dividend or other distribution to the shareholders of FirstService or in the event of a transaction the effect of which results in a transfer of assets of FirstService to the shareholders of FirstService (either of which, a "Partial Event"). The Long Term Arrangement provides for Jayset to receive the following two payments. The first payment will be an amount equal to 5% of the product of: (i) the aggregate number of FirstService Shares outstanding on a fully diluted basis at the time of the Event; and (ii) the per share consideration received or deemed to be received by the holders of FirstService Subordinate Voting Shares on or as a result of the applicable Event minus a base price of C$5.675. The second and additional payment will be an amount equal to 5% of the product of: (i) the aggregate number of FirstService Shares outstanding on a fully diluted basis at the time of the Event; and (ii) the per share consideration received or deemed to be received by the holders of FirstService Subordinate Voting Shares on or as a result of the applicable Event minus a base price of C$11.05. The foregoing base prices have been adjusted to reflect the 2-for-1 stock split of the outstanding shares of FirstService on December 15, 2004 and the stock dividend of preferred shares on August 1, 2007, in each case, in accordance with the terms of the FirstService MSA.

Upon the occurrence of a Partial Event, each of base prices noted above will be adjusted by subtracting from each base price, respectively, an amount equal to the per share consideration received or to be received by the holders of the FirstService Subordinate Voting Shares of FirstService on or as a result of such Partial Event; in no event will either base price be permitted to fall below zero. The base prices are also appropriately adjusted to reflect stock splits and consolidations. The right to receive the two payments may be transferred, in whole or in part, to person(s) who are not at arm's length to Jayset.

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Assuming that an arm's length sale of control of FirstService took place on December 31, 2014 at a price per share of C$59.28 (being the closing price per FirstService Subordinate Voting Share on the TSX on December 31, 2014), FirstService would have been required to make a payment to Jayset in the aggregate amount of US$163,585,081 pursuant to the Long Term Arrangement (and taking into account the change of control payment to Jayset referred to under "Termination and Change of Control Benefits" below in this Appendix "O", the total amount payable in such circumstance would have been US$174,944,681).

Executive Equity Ownership Policy

FirstService has an executive equity ownership policy (the "EEO Policy") requiring that the CEO, the President & COO and the CFO of FirstService (collectively, the "Designated Executives") to achieve and maintain, for the duration of their employment at FirstService, minimum ownership of shares of FirstService having a value as follows: for the CEO, three times base salary/management fee and for all other Designated Executives, two times base salary. All Designated Executives are permitted five years from the institution of the EEO Policy to achieve the required minimum ownership of shares. Any newly appointed, retained or promoted Designated Executives will be permitted five years from their appointment/retention/promotion date to achieve the required minimum ownership of shares. For the purposes of the EEO Policy, the base salary or management fee used will be fixed to such base salary or management fee in effect at the time the Designated Executive first becomes subject to the EEO Policy. Upon a Designated Executive achieving the minimum ownership of shares required under the EEO Policy, the Designated Executive will no longer be required to acquire further shares of FirstService, including as a result of any decrease in the market price of FirstService's shares. The minimum ownership of shares is not required to continue following the cessation of a Designated Executive's employment with FirstService. Upon a Designated Executive achieving the minimum ownership of shares required under the EEO Policy, such Designated Executive will not be permitted to purchase financial instruments that are designed to hedge or offset the economic exposure of such Designated Executive's ownership in shares of FirstService such that the effective economic exposure is less than the required minimum ownership threshold under the EEO Policy. The Board may grant exceptions to the EEO Policy where circumstances warrant, including, but not limited to, tax and estate planning considerations.

Incentive Compensation Reimbursement Policy

In order to further align Management's interests with the interests of Shareholders and in support of good governance practices, FirstService has an incentive compensation reimbursement policy (the "ICR Policy"). Under the ICR Policy, FirstService will require reimbursement, in all appropriate cases, of any incentive compensation awarded to Management if, within one year of receiving such award: (a) the amount of the incentive compensation was calculated based upon the achievement of certain financial results of FirstService that were subsequently the subject of a financial restatement; (b) the financial statements are required to be restated as a result of, or partially as a result of, intentional errors, intentional omissions or fraud; and (c) the amount of the incentive compensation that would have been awarded had the financial results been properly reported would have been lower than the amount actually awarded. To do this, FirstService may pursue various ways to recover by: (i) seeking repayment; (ii) reducing the amount that would otherwise be payable under another incentive compensation award; (iii) withholding future equity grants, incentive awards or salary increases; or (iv) take any combination of these actions.

Compensation Discussion and Analysis

Introduction

The Compensation Discussion and Analysis section of this Appendix "O" sets out the objectives of FirstService's executive compensation arrangements, FirstService's executive compensation philosophy and the application of this philosophy to FirstService's executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions the Compensation Committee made in fiscal 2014 with respect to the Named Executive Officers. When determining the compensation arrangements for the Named Executive Officers, the Compensation Committee (in respect of Named Executive Officers who are employed by FirstService) and the CEO and President/COO of FirstService (in respect of Named Executive Officers who are employed by Colliers International) considers the objectives of: (i) retaining an executive critical to the success of FirstService and its subsidiaries and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of FirstService; (iv) rewarding performance, both on an individual basis and with respect to the business in general; and (v) ensuring the recognition of the fact that FirstService carries on business with a small number of executive officers relative to other public companies of similar size.

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The Board and the Compensation Committee have considered the implications of the risks associated with FirstService's compensation policies and practices. In this regard, the Compensation Committee specifically considered various pertinent and relevant elements where compensation and risk may be related in relation to the current compensation policies and practices for senior executives of FirstService (such as pay philosophy, the mix of fixed versus variable compensation, the mix of short versus long term compensation, share ownership requirements and trading policies, reimbursement policies and the level of severance in any contractual arrangements). As further described hereunder, the components of compensation are fairly straightforward and include base salary, short-term incentive (annual bonus and, in the case of Colliers International, the GPS Plan and the Regional Plan) and long-term incentive (stock options and, in the case of the CEO, the Long Term Arrangement). Where any risks were identified, the Board and the Compensation Committee have determined that processes and controls are in place to mitigate such risks and, overall, such risks were not significant and not reasonably likely to have a material adverse effect on FirstService. The risks and uncertainties that are likely to have a material adverse effect on FirstService are disclosed under "Risk Factors" and in the 2014 Annual Information Form. No such risks relate to FirstService's compensation policies and practices.

The Board has adopted a policy relating to the trading in securities of FirstService by directors, senior executives, employees and other insiders of FirstService and its subsidiaries (the "Trading Policy"). Among other things, the following are prohibited by the Trading Policy: (i) short sales of FirstService's securities; (ii) transactions in puts, calls or other derivative securities, on an exchange or in any other organized market; (iii) hedging or monetization transactions that allow an individual to continue to own the covered securities, but without the full risks and rewards of ownership; and (iv) the resale of securities of FirstService purchased in the open market prior to the expiration of three months from the purchase date. Consequently, the foregoing prohibitions in the Trading Policy do not permit a Named Executive Officer or director to purchase financial instruments that are designed to hedge or offset a decrease in market value of FirstService's equity securities granted as compensation or held, directly or indirectly, by a Named Executive Officer or director.

Role of the Compensation Committee

Messrs. Beatty, Harris and Calder, Chair, served as members of the Compensation Committee during the fiscal year ended December 31, 2014. None of these individuals was an officer, employee or former officer or employee of FirstService or any of its subsidiaries during fiscal 2014. The mandate of the Compensation Committee requires that the Compensation Committee be comprised of three or more members of the Board each of whom is, in the business judgment of the Board, independent. See "Statement of Corporate Governance Practices – Board Committees – Compensation Committee" above in this Appendix "O" for additional information on the Compensation Committee. Under the Compensation Committee's mandate, the Compensation Committee is responsible for, among other things: (a) in consultation with senior management, establishing FirstService's general compensation philosophy, and overseeing the development and implementation of compensation programs; (b) reviewing and approving the compensation of the CEO; (c) reviewing compensation programs applicable to the senior management of FirstService; and (d) making recommendations to the Board with respect to FirstService's incentive compensation plans and equity-based plans, the activities of the individuals and committees responsible for administering these plans, and discharging any responsibilities imposed on the Compensation Committee by any of these plans.

During fiscal 2014, the Compensation Committee addressed a number of items, including considering and/or approving and/or making recommendations in respect of all option grants to officers, employees and directors of FirstService or subsidiaries of FirstService; determining, for the purposes of the FirstService annual performance bonus plan, fiscal 2014 adjusted diluted earnings per share; a review of non-employee director compensation (with the assistance of a compensation consultant) to evaluate market competitiveness (see "– Independent Compensation Consultant" below); and the continuation of the existing annual retainer compensation arrangements for non-employee directors of FirstService for fiscal 2014 (see "– Compensation of Directors" below).

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Independent Compensation Consultant

Under its mandate, the Compensation Committee has the sole authority to select, retain and terminate a compensation consultant and to approve the consultant's fees and other retention terms. The Compensation Committee is also entitled to the resources and authority appropriate to discharge its duties and responsibilities, including the authority to retain counsel and other experts or consultants. At the end of fiscal 2008, the Compensation Committee engaged H. Wilkinson Consulting Group Inc. (the "EC Consultant") as its independent compensation consultant. The EC Consultant was retained by the Compensation Committee to review and report on the market competitiveness of the cash compensation provided to the following top seven executives of FirstService: Founder & CEO, President & Chief Operating Officer, Senior Vice President & Chief Financial Officer, Vice President Corporate Controller & Secretary, Senior Vice President Strategy & Corporate Development, Vice President Strategy & Corporate Development, Vice President Performance & Risk Management. At the beginning of fiscal 2014, the Compensation Committee again engaged the EC Consultant, this time in connection with assisting the Compensation Committee in its review of director compensation. See "Compensation of Directors" below. Neither the EC Consultant nor any other compensation consultant provided any other services to the Compensation Committee or FirstService other than the foregoing. During fiscal 2013 and 2014, the total fees paid to the EC Consultant were Nil and US$11,800, respectively.

Benchmarking

The Compensation Committee may consider many factors when designing and establishing executive compensation arrangements for the CEO and reviewing and making recommendations for such arrangements for the other executive officers of FirstService. Every several years, a benchmarking analysis is conducted by the Compensation Committee to ensure that the executive compensation arrangements for the CEO and the other Named Executive Officers remains appropriate and competitive. When a benchmarking analysis is conducted, FirstService typically does not position executive pay to reflect a single percentile within the peer group for each executive. Rather, in determining the compensation level for each executive, the Compensation Committee (for the CEO) or the CEO (for the other executive officers of FirstService) may look at factors such as the relative complexity of the executive's role within the organization, the executive's performance and potential for future advancement, the compensation paid by FirstService's peer group and other companies identified by relevant market survey data, and pay equity considerations.

The starting point for the benchmarking analysis is the analysis of comparable market data. At the end of fiscal 2008, the Compensation Committee, with the assistance of the EC Consultant, selected the companies that would constitute FirstService's US and Canadian peer group for executive compensation benchmarking purposes (see FirstService's Management Information Circular dated March 12, 2009 available at www.sedar.com for the details of the peer group). In addition, Canadian general industry companies with revenues of $1 billion to $5 billion were also considered as benchmarks. At the beginning of fiscal 2014, FirstService's US and Canadian peer group were updated solely in connection with a non-employee director compensation review. The Compensation Committee (with respect to the CEO) and the CEO (with respect to the other executive officers) then reviewed market data for the peer group and such Canadian general industry companies to determine where base salaries and total cash compensation for the Named Executive Officers should be appropriately positioned. While these benchmarks represent useful guidelines, discretion may be used in setting individual executive pay so that it appropriately reflects the value and contributions of each executive, as well as the executive's leadership, commitment to FirstService's values and potential for advancement.

As FirstService has operations that are primarily in the United States, the same approach was used as in previous years, and compensation was compared to similar sized United States service companies as well as similar sized Canadian companies. Canadian general industry companies with revenues of $1 billion to $5 billion were also considered and certain peer group members were added at the request of the Compensation Committee.

A range of factors was analyzed by the EC Consultant for each member of the peer group, including: (i) various financial size and performance metrics; (ii) number of employees; (iii) business lines and the extent that they overlap FirstService's business lines; and (iv) other indicia of common managerial skill sets. It is anticipated that the peer group will change if FirstService's size or lines of business change, or if the peer companies show changes in their businesses or operations.

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Recommendations of Management

In general, the Compensation Committee (with the assistance and advice of a consultant, if applicable) reviews and discusses matters involving the CEO's compensation. After this review, the Compensation Committee prepares a recommendation for the Board to review and discuss. The independent members of the Board have the sole authority to approve compensation decisions made with respect to the CEO.

With respect to FirstService's other senior management and employees, it is the CEO (with the assistance of the independent compensation consultant for senior management) who develops the pay strategies and recommendations, which the Compensation Committee then reviews and discusses. However, the authority to approve those strategies and recommendations resides with different parties according to the employee's level. For senior management, decisions must be approved by the CEO, subject to the Compensation Committee's overall review and acceptance. For employees below the level of senior management, the CEO and his designees have the authority to approve pay actions. However, the Compensation Committee is responsible for approving actions related to other aspects of these employee's compensation, such as any grant of options and, if appropriate, the amount of any discretionary bonus pool.

Elements of Compensation

The compensation paid to the Named Executive Officers in any year consists of three primary components:

(a)	base salary;

(b)	an annual bonus incentive (and, in the case of Colliers International, the GPS Plan and the Regional Plan); and

(c)	a long-term incentive in the form of stock options granted under the FirstService Stock Option Plan (other than Mr. Hennick, who is not entitled to participate in the FirstService Stock Option Plan,).

FirstService believes that making a significant portion of the Named Executive Officers' compensation both variable and long-term supports FirstService's executive compensation philosophy, as these forms of compensation primarily depend on performance. At the same time, FirstService emphasizes stock option based compensation to allow those most accountable for FirstService's long-term success to acquire and hold shares of FirstService or a subsidiary, as applicable. The key features of the three primary components of compensation are described below.

Base Salary

Base salary recognizes the value of an individual to FirstService or a subsidiary based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which FirstService or a subsidiary competes for talent. Base salaries for the Named Executive Officers are reviewed annually (for the CEO, by the Compensation Committee, for the other executive officers of FirstService, by the CEO and for Messrs. Frye and Taylor, by the President/COO of FirstService). In the case of Messrs. Frye and Taylor, their base salaries are determined accordance with their respective employment agreements with Colliers International. For the CEO, the base fee is determined in accordance with the Management Services Agreement and is subject to increase annually in an amount in the discretion of the Board or the Compensation Committee, with any such annual increase to be, absent the consent of Jayset, not less than 5% of the then current base fee. See "FirstService MSA" above. FirstService also pays to Jayset a further annual fee equal to 2% of the aggregate of the base fee and the annual bonus payment pursuant to the FirstService MSA.

Notwithstanding the FirstService MSA which requires a minimum annual increase in base compensation of 5%, the CEO elected to not take the full increase, but rather took a 3% increase (in the same currency) in base salary for fiscal 2014. For fiscal 2014, the CEO approved a 3% and 9% increase to the base compensation of Messrs. Patterson and Friedrichsen, respectively.

Annual Bonus Incentive

FirstService has an annual performance bonus plan pursuant to which an annual cash performance bonus is awarded to FirstService management and employees based entirely on percentage growth in adjusted diluted earnings per share over the prior fiscal year. Annual performance bonuses are paid as a percentage of base salary, which percentage increases the larger the percentage growth in adjusted diluted earnings per share is for the fiscal year in question.

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At the beginning of fiscal 2014, the Compensation Committee and the Board determined that, for the purposes of the annual performance bonus plan, fiscal 2013 adjusted diluted earnings per share was US$2.10. In February 2015, the Compensation Committee and the Board also determined that, for the purposes of the annual performance bonus plan, fiscal 2014 adjusted diluted earnings per share was US$2.71.

In determining the percentage growth, the impact on diluted earnings per share of any disposition of material investments or assets and any cost-containment charges are excluded. This establishes a direct link between executive compensation and FirstService's regular operating performance. For the CEO, the formula to be used for determining the amount of the annual performance bonus is established in the FirstService MSA (see " FirstService MSA" above) and, for fiscal 2014, the CEO was entitled to earn 7.5% of the aggregate base fee in fiscal 2014 as an annual bonus for that fiscal year for each 1% growth in adjusted diluted earnings per share in that fiscal year over the prior fiscal year (with amounts pro-rated to the exact percentage). The other Named Executive Officers of FirstService earn an annual performance bonus calculated on a basis similar to that of the CEO, determined using percentages of salary below that used in determining the CEO's annual bonus incentive. Adjusted diluted earnings per share for fiscal 2014 (US$2.71) was 29% greater than the same period in the prior year (US$2.10), and consequently, an annual performance bonus was paid to the CEO (US$3,445,100) and the other Named Executive Officers of FirstService (an aggregate of US$1,783,700) in respect of fiscal 2014. See "Executive Compensation – Compensation of Named Executive Officers" above in this Appendix "O".

The Compensation Committee may also recommend, and the Board may also approve, a non-annual discretionary bonus based on an individual or FirstService achieving certain designated objectives (other than adjusted diluted earnings per share) and for superior or exceptional performance in relation to such objectives. In fiscal 2014, no one-time special discretionary bonuses were awarded.

Colliers International has an annual bonus plan in which Messrs. Frye and Taylor participated during fiscal 2014 pursuant to which an annual cash bonus was awarded to them. An amount up to 50% of base salary is awarded based on meeting non-financial annual goals and competencies/behaviours as agreed to with the President/COO of FirstService and an amount up to 50% of base salary is awarded based on meeting annual financial goals as agreed to with the President/COO of FirstService (such as EBITDA, productivity and capital expenditure criteria), subject to Colliers International's EBITDA performance being greater than 1% of its revenue. In addition, under the GPS Plan, a profit sharing pool is established based on the EBITDA growth of Colliers International as a whole over a baseline (which baseline is adjusted for acquisitions and dispositions by Colliers International). Amounts are contributed to the profit sharing pool for every dollar of Colliers International EBITDA above the baseline (with the amount so contributed increasing as certain thresholds of Colliers International EBITDA are exceeded) and shared, as to 50%, by Mr. Frye and, as to 17.9%, by Mr. Taylor. Furthermore, under the Regional Plan, in which Mr. Taylor participates, a profit sharing pool is established based on two components: EBITDA growth of the Colliers International Americas region over a baseline and growth in EBITDA margin of the Colliers International Americas region above an agreed threshold (which baseline and threshold are adjusted for acquisitions and dispositions by Colliers International). Amounts are contributed to the profit sharing pool for every dollar of Colliers International Americas region EBITDA above the baseline and the margin threshold (with the amount so contributed increasing as certain thresholds of Colliers International Americas region EBITDA and margins are exceeded) and shared, as to 50%, by Mr. Taylor. In fiscal 2014, both Mr. Frye and Mr. Taylor achieved their non-financial annual goals and competencies/behaviours and annual financial goals, such that they received an annual bonus equal to 100% of their base salaries. In addition, both Mr. Frye and Mr. Taylor received incentive compensation payments under the GPS Plan in fiscal 2014 and Mr. Taylor received incentive compensation payments under the Regional Plan in fiscal 2014.

Stock Option Awards

FirstService provides long-term incentive to the Named Executive Officers in the form of stock options as part of its overall executive compensation strategy. For a description of the material terms of the FirstService Stock Option Plan, the Colliers Option Plan and option grants to Named Executive Officers, see "Incentive Award Plans of FirstService – FirstService Stock Option Plan", "Incentive Award Plans of Colliers International – Colliers International Stock Option Plan" and "NEO Outstanding Option-Based Awards" above in this Appendix "O". The Compensation Committee believes that stock option grants serve FirstService's executive compensation philosophy in several ways. It helps attract, retain and motivate talent. It aligns the interests of the Named Executive Officers with those of shareholders by linking a significant portion of the officer's total pay opportunity to share price. It also provides long-term accountability for Named Executive Officers.

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Typically, stock options are granted to a Named Executive Officer of FirstService under the Option Plan shortly following the end of each fiscal year. Effective February 13, 2015, an aggregate of 120,000 options were issued to certain Named Executive Officers (other than the CEO) in respect of the fiscal year ended December 31, 2014. See "Incentive Award Plans of FirstService – FirstService Stock Option Plan" and "NEO Outstanding Option-Based Awards" above. Stock options are not typically granted to Messrs. Frye and Taylor under the FirstService Stock Option Plan or the Colliers Option Plan. Historically, Mr. Frye was granted options under the FirstService Stock Option Plan and Messrs. Frye and Mr. Taylor were granted options under the Colliers Option Plan to provide a long-term incentive plan and reward certain milestones relating to the significance of Colliers International to the overall financial results of FirstService. In fiscal 2014, no options were issued to Messrs. Frye and Taylor under either the FirstService Stock Option Plan or the Colliers Option Plan. In determining the long-term incentive component of the Named Executive Officers' compensation, the Compensation Committee (or, in the case of Messrs. Frye and Taylor, the President/COO of FirstService) will consider, among other factors, the recommendations of the CEO, FirstService's performance and relative shareholder return, the level of dilution to shareholders, the value of similar incentive awards to executive officers at comparable companies and awards given to the Named Executive Officers in past years.

Executive Benefit Plans and Other Elements of Compensation

All of the Named Executive Officers are eligible to participate in the benefit plans that are available to substantially all of the other employees of FirstService or a subsidiary, as applicable. These benefit programs include supplementary medical insurance, dental insurance, life insurance, long-term disability and long-term care plans. FirstService (and Colliers International in the case of Messrs. Frye and Taylor) does not provide any additional perquisites or other benefits to the Named Executive Officers.

Furthermore, FirstService (and Colliers International in the case of Messrs. Frye and Taylor) does not provide any post-retirement benefits to any of the Named Executive Officers or employees of FirstService.

Compensation Committee Report on Executive Compensation

The Compensation Committee has reviewed with senior management this Compensation Discussion and Analysis and, based on such review, has recommended to the Board that this Compensation Discussion and Analysis be included in this Circular.

Submitted by the Compensation Committee: David R. Beatty, Michael D. Harris and Brendan Calder (Chair)

Termination and Change of Control Benefits

As noted under "FirstService MSA" above, FirstService may elect to discontinue the use of Jayset's services pursuant to the FirstService MSA upon payment to Jayset of the following amounts: (a) 300% of the aggregate of: (i) the average base management fee and any other fees for the three years prior to the termination; and (ii) the average incentive fee for the three years prior to the termination; and (b) US$180,000. Furthermore, the FirstService MSA provides that in the event of a change of control of FirstService, a transfer of all or substantially all of the assets of FirstService to the shareholders of FirstService or if the FirstService MSA is not renewed at the end of the initial five-year term or any renewal term, then the FirstService MSA will be deemed to be terminated and the foregoing payments described in (a) and (b) will be payable to Jayset. Assuming that a change of control of FirstService or a discontinuance of Jayset's services took place on December 31, 2014, FirstService would have been required to make a payment to Jayset in the aggregate amount of US$11,359,600 pursuant to the FirstService MSA (not taking into account the Long Term Arrangement).

Under the Long Term Arrangement, FirstService has agreed that it will make a payment to Jayset on the occurrence of an Event. See "FirstService MSA" above. Assuming that an arm's length sale of control of FirstService took place on December 31, 2014 at a price per share of C$59.28 (being the closing price per FirstService Subordinate Voting Share on the TSX on December 31, 2014), FirstService would have been required to make a payment to Jayset in the aggregate amount of US$163,585,081 pursuant to the Long Term Arrangement (and taking into account the change of control payment to Jayset referred to above, the total amount payable in such circumstance would have been US$174,944,681).

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Pursuant to the terms of the FirstService Stock Option Plan, where there is a take-over bid to acquire the outstanding shares or FirstService enters into an agreement providing for the sale of all or substantially all of the assets of FirstService such that, following completion of such sale, FirstService will cease to carry on, directly or indirectly, an active business, the Board may advise optionees (including any Named Executive Officers who are optionees at the time) that all options will expire (subject to certain limitations) on the date determined by the Board and each optionee shall have the right to exercise their options in whole or in part, regardless of vesting. In addition, the FirstService Stock Option Plan provides that FirstService shall have the right, in certain circumstances and in lieu of delivering FirstService Subordinate Voting Shares, to pay to an optionee the "in the money" amount of the stock options held by such optionee, at its election, in the event of a formal take-over bid for all of the shares of FirstService, a sale of all or substantially all of the assets of FirstService (under circumstances such that, following the completion of such sale, FirstService will cease to carry on an active business) or any merger, arrangement, amalgamation or other similar form of transaction involving FirstService under circumstances such that, following the completion of such transaction, there is a change in control of FirstService. See "Incentive Award Plans of FirstService – FirstService Stock Option Plan" above in this Appendix "O".

In the event that Colliers International terminates the employment of Douglas P. Frye without cause, Mr. Frye resigns his employment for good reason or Colliers International elects not to renew the employment of Mr. Frye under the terms of Mr. Frye's employment agreement, Colliers International must pay Mr. Frye an amount equal to twelve months base salary plus an amount equal to the average bonus compensation paid or payable to Mr. Frye over the three completed years prior to the termination. Assuming that Mr. Frye ceased employment with Colliers International in one of the foregoing stipulated ways on December 31, 2014, Colliers International would have been required to make a payment to Mr. Frye in the aggregate amount of US$2,230,648 pursuant to his employment agreement with Colliers International.

In the event that Colliers International terminates the employment of Dylan E. Taylor without cause under the terms of Mr. Taylor's employment agreement, Colliers International must pay Mr. Taylor an amount equal to twelve months base salary plus an amount equal to the average bonus compensation paid or payable to Mr. Taylor over the two completed years prior to the termination. Assuming that Mr. Taylor ceased employment with Colliers International in the foregoing stipulated way on December 31, 2014, Colliers International would have been required to make a payment to Mr. Taylor in the aggregate amount of US$1,887,787 pursuant to his employment agreement with Colliers International.

Compensation of Directors

During the fiscal year ended December 31, 2014, each director of FirstService who was not a full time employee of FirstService or any of its subsidiaries received an annual retainer of C$75,000. In addition, each director who is not a full time employee of FirstService or any of its subsidiaries receives meeting fees equal to C$1,750 for each meeting of the Board or committee thereof attended by such director in person and C$1,000 for each meeting attended by telephone. The Chair of the Board receives an annual retainer of C$52,500, the Chair of the Audit Committee receives an annual retainer of C$10,000 and the Chair of any other committees receive an annual retainer of C$5,000.

In June 2007, the shareholders of FirstService approved changes to the FirstService Stock Option Plan to provide that directors of FirstService would be eligible to be awarded FirstService Stock Options. This change was made in conjunction with an overall review by the Compensation Committee of the compensation arrangements for non-employee directors, having regard to general practices in the market and the desire to align more closely the interests of the directors with those of FirstService's shareholders as well as to maintain consistency with FirstService's partnership philosophy.

In February 2012, upon the recommendation of the Compensation Committee, the Board approved new annual retainer compensation arrangements for non-employee directors of FirstService effective January 1, 2012, with each such director being entitled to elect, at or before the first Board meeting held in each fiscal year, to receive, as an annual retainer: (i) C$75,000 payable in cash; or (ii) C$40,000 payable in cash and a grant of 5,000 FirstService Stock Options. In May 2014, following a review of the compensation arrangements for non-employee directors, the Board determined to continue the foregoing annual retainer compensation arrangements for non-employee directors of FirstService during and following fiscal 2014 until otherwise determined by the Board. In fiscal 2014, all directors received their annual retainer in cash.

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Individual Director Compensation for Fiscal 2014

The following table provides a summary of all amounts of compensation provided to the directors of FirstService during the fiscal year ended December 31, 2014. Jay S. Hennick, as member of Management, does not receive any compensation in acting as director of FirstService.

DIRECTOR COMPENSATION TABLE FOR FISCAL 2014 (4)
Name	Fee Earned (US$)	Option-Based Awards (US$) (1)	Non-Equity Incentive Plan Compensation (US$)	All Other Compensation (US$)	Total (US$)
David R. Beatty	$80,600	$22,969	Nil	Nil	$103,569
Brendan Calder	$80,600	$22,969	Nil	Nil	$103,569
Peter F. Cohen	$124,500	$22,969	Nil	Nil	$147,469
Bernard I. Ghert (2)	$90,800	$22,969	Nil	Nil	$113,769
Michael D. Harris	$76,100	$22,969	Nil	Nil	$99,069
Frederick F. Reichheld (3)	$55,700	$8,700	Nil	Nil	$64,400
Michael Stein	$77,000	$19,084	Nil	Nil	$96,084

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Notes:

(1)	The amounts reflect accounting expense recognized in the applicable period for all outstanding equity-based compensation in the form of stock options. The amounts reported for each director were recognized in accordance with U.S. GAAP, which generally requires recognition of the fair value of equity-based compensation over the applicable vesting period for the award. Assumptions used in the calculation of these compensation costs are discussed in Note 15 to FirstService's audited consolidated financial statements for the fiscal year ended December 31, 2014. However, the table above does not reflect equity compensation expense net of a forfeiture assumption. For a description of the material terms of the FirstService Stock Option Plan and each FirstService Stock Option grant, see "Incentive Award Plans of FirstService – FirstService Stock Option Plan" above and "Director Outstanding Option-Based Awards" below.

(2)	As Chair of the Audit Committee, Mr. Ghert participated in meetings with Management and others related to compliance with the U.S. Sarbanes-Oxley Act and was paid regular committee attendance fees in respect thereof.

(3)	Mr. Reichheld became a director of FirstService on April 8, 2014. The compensation earned reflects only the time that Mr. Reichheld was a member of the Board.

(4)	John (Jack) P. Curtin, Jr. became a director of FirstService and a member of the Audit Committee on February 10, 2015.

The following table summarizes the fees paid to individual directors during fiscal 2014. During the fiscal year ended December 31, 2014, FirstService paid to such directors, in their capacity as such, aggregate fees equal to US$585,200 (C$646,300).

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Name (3)	Board & Board Chair Annual Retainer (US$)	Committee & Committee Chair Annual Retainer (US$)	Total Board Attendance Fees (US$)	Total Committee Attendance Fees (US$)	Total Fees Payable (US$)	Total Fees Paid in Cash (US$)
David R. Beatty	$67,900	$4,500	$5,600	$2,600	$80,600	$80,600
Brendan Calder	$67,900	$4,500	$6,400	$1,800	$80,600	$80,600
Peter F. Cohen	$115,400	Nil	$4,800	$4,300	$124,500	$124,500
Bernard I. Ghert (1)	$67.900	$9,000	$4,800	$9,000	$90,700	$90,700
Michael D. Harris	$67,900	Nil	$6,400	$1,800	$76,100	$76,100
Frederick F. Reichheld (2)	$50,900	Nil	$4,800	Nil	$55,700	$55,700
Michael Stein	$67,900	Nil	$5,600	$3,500	$77,000	$77,000

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Notes:

(1)	As Chair of the Audit Committee, Mr. Ghert participated in meetings with Management and others related to compliance with the U.S. Sarbanes-Oxley Act and was paid regular committee attendance fees in respect thereof.

(2)	Mr. Reichheld became a director of FirstService on April 8, 2014. The compensation earned reflects only the time that Mr. Reichheld was a member of the Board.

(3)	John (Jack) P. Curtin, Jr. became a director of FirstService and a member of the Audit Committee on February 10, 2015.

Director Outstanding Option-Based Awards

The table below reflects all option-based awards for each director of FirstService outstanding as at December 31, 2014 (including option-based awards granted to a director before fiscal 2014). FirstService does not have any other equity incentive plan other than the FirstService Stock Option Plan.

DIRECTOR OPTION–BASED AWARDS OUTSTANDING AS AT DECEMBER 31, 2014(3)
Name of Director	Number of Securities Underlying Unexercised FirstService Stock Options (1)	FirstService Stock Option Exercise Price (US$/Security)	FirstService Stock Option Expiration Date (2)	Value of Unexercised In-the-Money FirstService Stock Options (US$) (4)
David R. Beatty	5,000 5,000	$31.86 $31.03	February 17, 2017 February 15, 2018	$95,000 $99,150
Brendan Calder	5,000 5,000	$31.86 $31.03	February 17, 2017 February 15, 2018	$95,000 $99,150
Peter F. Cohen	5,000 5,000	$31.86 $31.03	February 17, 2017 February 15, 2018	$95,000 $99,150
Bernard I. Ghert	5,000 5,000	$31.86 $31.03	February 17, 2017 February 15, 2018	$95,000 $99,150
Michael D. Harris	5,000 5,000	$31.86 $31.03	February 17, 2017 February 15, 2018	$95,000 $99,150
Frederick F. Reichheld	5,000	$51.56	November 17, 2019	Nil
Michael Stein	5,000	$40.66	December 12, 2018	$51,000

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Notes:

(1)	Each FirstService Stock Option entitles the holder to purchase one FirstService Subordinate Voting Share.

(2)	The FirstService Stock Options vest 10% on the grant date, 15% on the first anniversary, 20% on the second anniversary, 25% on the third anniversary and 30% on the fourth anniversary of the grant date. Notwithstanding the foregoing, the vesting of the noted options held by each non-employee director is accelerated, such that they become immediately fully vested and exercisable, in the event that such director does not stand for re-election, resigns as a director or fails to be re-elected as a director, in each case, in circumstances where there is no willful and substantial breach of such director's fiduciary duties or other legal obligations to FirstService. The expiration date is the fifth anniversary of the grant date.

(3)	Under the terms of the FirstService Stock Option Plan, the Founder and CEO of FirstService, Jay S. Hennick, is not eligible to participate in the FirstService Stock Option Plan or to receive grants of options thereunder. See "Executive Compensation – FirstService MSA" above. John (Jack) P. Curtin, Jr. became a director of FirstService and a member of the Audit Committee on February 10, 2015. Effective February 13, 2015, 5,000 FirstService Stock Options were granted under the FirstService Stock Option Plan to Mr. Curtin as a result of him becoming a director of FirstService.

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(4)	Calculated using the closing price per FirstService Subordinate Voting Share on Nasdaq on December 31, 2014 of US$50.86 less the exercise price of the applicable FirstService Stock Options.

The following table provides information concerning the incentive award plans of FirstService with respect to each director of FirstService during the fiscal year ended December 31, 2014. The only incentive award plans of FirstService during fiscal 2014 were the FirstService Stock Option Plan, an annual performance bonus plan for Management and employees and, with respect to the Founder and CEO, pursuant to the Long Term Arrangement. See "Incentive Award Plans of FirstService – Annual Performance Bonus Plan", "Incentive Award Plans of FirstService – FirstService Stock Option Plan" and "FirstService MSA" above in this Appendix "O".

INCENTIVE AWARD PLANS – VALUE VESTED OR EARNED DURING THE FISCAL YEAR ENDED DECEMBER 31, 2014(2)
Name of Director	Option-Based Awards – Value Vested During Fiscal 2014 (US$) (1)	Non-Equity Incentive Plan Compensation – Value Earned During Fiscal 2014 (US$)
David R. Beatty	$21,640	Nil
Brendan Calder	$21,640	Nil
Peter F. Cohen	$21,640	Nil
Bernard I. Ghert	$21,640	Nil
Michael D. Harris	$21,640	Nil
Frederick F. Reichheld	Nil	Nil
Michael Stein	$8,730	Nil

___________

Notes:

(1)	Calculated using the closing price per FirstService Subordinate Voting Share on Nasdaq on December 31, 2014 of US$50.86 less the exercise price of the applicable FirstService Stock Options.

(2)	Under the terms of the FirstService Stock Option Plan, the Founder and CEO of FirstService, Jay S. Hennick, is not eligible to participate in the FirstService Stock Option Plan or to receive grants of FirstService Stock Options thereunder. See "Executive Compensation – FirstService MSA". John (Jack) P. Curtin, Jr. became a director of FirstService and a member of the Audit Committee on February 10, 2015. Effective February 13, 2015, 5,000 FirstService Stock Options were granted under the FirstService Stock Option Plan to Mr. Curtin as a result of him becoming a director of FirstService.

Performance Graph

The following graph compares the total cumulative shareholder return for C$100 invested in FirstService Subordinate Voting Shares (with any cash dividends reinvested into FirstService Subordinate Voting Shares)(1) on the TSX (symbol: FSV) with the S&P/TSX Composite Total Return Index(2) for the period commencing December 31, 2009 and ending December 31, 2014. The FirstService Subordinate Voting Shares are also traded on Nasdaq (symbol: FSRV).

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December 31	2009	2010	2011	2012	2013	2014
FirstService Subordinate Voting Shares	100.0	148.0	132.8	138.3	226.7	296.1
S&P/TSX Composite Total Return Index	100.0	117.6	107.4	115.1	130.0	143.8

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Notes:

(1)	The cumulative return of the FirstService Subordinate Voting Shares is based on the closing prices of the FirstService Subordinate Voting Shares on the TSX on December 31, 2009, 2010, 2011, 2012, 2013 and 2014 or, if there was no trading on such date, the closing price on the last trading day prior to such date. Cash dividends on the FirstService Subordinate Voting Shares have been treated as being reinvested into additional FirstService Subordinate Voting Shares on the payment date of each dividend.

(2)	The S&P/TSX Composite Total Return Index is a total return index, the calculation of which includes dividends and distributions reinvested.

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As noted in the graph above, during the five year period noted, the total cumulative shareholder return for C$100 invested in FirstService Subordinate Voting Shares outperformed the S&P/TSX Composite Total Return Index. During the twelve month period ended December 31, 2012, the trend of the total cumulative shareholder return for FirstService Subordinate Voting Shares was comparatively flat, and, during such time, Management and employees did not earn cash bonuses pursuant to FirstService's annual performance bonus plan. However, in fiscal 2010, 2011, 2013 and 2014, the total cumulative shareholder return for C$100 invested in FirstService Subordinate Voting Shares outpaced or kept pace with the S&P/TSX Composite Total Return Index. In fiscal 2010, this was reflected in a 44% increase in adjusted diluted earnings per share for fiscal 2010 (US$1.61) over the prior year (US$1.12, having regard to a cost containment charges) and, consequently, an annual performance bonus was earned by each Named Executive Officer of FirstService in fiscal 2010. In fiscal 2011, this was reflected in a 12.4% increase in adjusted diluted earnings per share for fiscal 2011 (US$1.81) over the prior year (US$1.61), and consequently, an annual performance bonus was earned by each Named Executive Officer of FirstService in fiscal 2011. In fiscal 2013, this was reflected in a 30% increase in adjusted diluted earnings per share for fiscal 2013 (US$2.10) over the prior year (US$1.62), and consequently, an annual performance bonus was earned by each Named Executive Officer of FirstService in fiscal 2013. In fiscal 2014, this was reflected in a 29% increase in adjusted diluted earnings per share for fiscal 2014 (US$2.71) over the prior year (US$2.10), and consequently, an annual performance bonus was earned by each Named Executive Officer of FirstService in fiscal 2014. See "Compensation Discussion and Analysis – Base Salary" and "– Annual Bonus Incentive" above in this Appendix "O".

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Questions and Further Assistance

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